Form 20-F
period 2017-12-31
Secoo Holding Ltd
filed 2018-04-26
CIK 1633441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-38201

Secoo Holding Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

15/F, Building C, Galaxy SOHO Chaonei Street, Dongcheng District Beijing 100000 The People’s Republic of China Telephone: +86 10 6588-0135 Email: chenshaojun@secoo.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, two American depositary shares representing one Class A ordinary share Class A ordinary shares, par value US$0.001 per share*	The NASDAQ Global Market

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2017, there were 25,280,058 shares outstanding, par value $0.001 per share, being the sum of 18,708,629 Class A ordinary shares and 6,571,429 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “ADSs” are to our American depositary shares, two of which represent one Class A ordinary share;

•                  “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “China” or the “PRC” is to the People’s Republic of China, excluding, for the purposes of this annual only, Hong Kong, Macau and Taiwan;

•                  “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.001 per share;

•                  “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.001 per share;

•                  “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.001 per share;

•                  “GMV” for a given period is to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers for such period, regardless of whether the products are delivered or returned or whether the services are cancelled;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•      “Registered members” as of a specified date are to any consumer who has registered and created an account on our platform;

•                  “Secoo,” “we,” “us,” “our company” and “our” are to Secoo Holding Limited, its subsidiaries and its consolidated variable interest entities;

•                  “SKUs” for a given period are to stock keeping units offered on our online platform and in our offline experience centers. The number of SKUs does not represent the number of distinct products offered on our online platform and in our offline experience centers;

•      “Total orders” for a given period are to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers for such period, regardless of whether the products are delivered or returned or whether the services are cancelled; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigations Reform A of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected growth of the online and offline retail markets of upscale products and services market in China;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding our relationships with customers, suppliers and third-party sellers;

•                  our plans to invest in our fulfillment infrastructure and technology platform;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report on Form 20-F contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The upscale product retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the upscale product retail industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.                            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                            KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income/(loss) data (other than ADS data) for the years ended December 31, 2015, 2016 and 2017, and summary consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet as of December 31, 2015 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

You should read the summary consolidated financial data together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results are not necessarily indicative of our results expected for future periods.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Income/(Loss) Data
Total net revenues	1,743,128	2,593,822	3,740,455	574,897
Cost of revenues	(1,526,047)	(2,193,676)	(3,128,441)	(480,833)
Gross profit	217,081	400,146	612,014	94,064
Total operating expenses	(428,869)	(429,378)	(517,193)	(79,493)
(Loss)/income from operations	(211,788)	(29,232)	94,821	14,571
Net (loss)/income	(222,003)	(44,573)	133,409	20,503
Net loss attributable to ordinary shareholders of Secoo Holding Limited	(435,693)	(640,359)	(69,421)	(10,669)
Net loss per Class A and Class B Ordinary share — Basic and diluted	(81.22)	(89.06)	(5.55)	(0.85)
Net loss per ADS(1) — Basic and diluted	(40.61)	(44.53)	(2.78)	(0.43)
Weighted average number of Class A and Class B Ordinary shares outstanding used in computing net loss per share — Basic and diluted	5,364,536	7,189,933	12,500,821	12,500,821

Note:

(1)         Two ADSs represent one Class A ordinary share.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data
Cash	284,622	55,555	453,425	69,690
Time deposits	—	—	292,318	44,929
Restricted cash	155,584	155,792	179,014	27,514
Accounts receivable	7,518	20,992	54,210	8,332
Inventories	464,488	752,103	1,189,885	182,882
Total assets	983,138	1,045,816	2,337,708	359,299
Accounts payable	289,061	274,629	318,414	48,939
Total liabilities	665,466	739,435	1,047,314	160,968
Total mezzanine equity	1,079,939	1,754,534	5,582	858
Total liabilities, mezzanine equity and shareholders’ equity	983,138	1,045,816	2,337,708	359,299

Exchange Rate Information

Substantially all of our operations are conducted in China and most of our revenues and most of our expenses are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate in effect as of December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 13, 2018, the exchange rate was RMB6.2725 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.6567
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 13, 2018)	6.2725	6.2889	6.3045	6.2665

Source: Federal Reserve Statistical Release

(1)         Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risk Related to Our Business

Any harm to our Secoo brand or reputation may materially and adversely affect our business and growth prospects.

We believe that the recognition and reputation of our Secoo brand among our customers, suppliers, brands, third-party merchants and other service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•                  provide a good online shopping experience to customers;

•                  maintain the popularity, diversity, quality and authenticity of the products we offer;

•                  maintain the efficiency, reliability and quality of our fulfillment services;

•                  maintain or improve customer satisfaction with our after-sales services;

•                  increase brand awareness through advertising and brand promotion activities; and

•                  preserve our reputation and goodwill in the event of any negative publicity on customer services, internet security, product quality, price or authenticity, or other issues affecting us or the online retail industry in China in general.

A public perception that unauthorized, non-authentic, counterfeit or defective goods are sold on our platform or that we or our third-party service providers do not provide satisfactory customer service, regardless of veracity, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, mobile applications, offline experience center, products and services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have been growing rapidly since we commenced our current business operations in 2011. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, brand owners, third-party merchants and other service providers. As we selectively increase our product offerings, we will need to work with different groups of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, brand owners and third-party merchants. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

We have incurred and in the future may continue to incur net losses and negative cash flow from operating activities.

We have accumulated net losses since we commenced our current business operations in 2011. Our net losses were RMB222.0 million and RMB44.6 million in 2015 and 2016, respectively. Although we recorded a net income of RMB133.4 million (US$20.5 million) in 2017, we cannot assure you that we will be able to continue to generate net income or positive cash flow from operating activities in the future. We anticipate that our profitability will depend in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online platform and our offline experience centers and services and offering value-added services with higher margins. Accordingly, we intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure, website, mobile applications, offline experience centers and new technology to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, our net income margin may decline or we may incur net losses or negative cash flow in the future and may not be able to maintain profitability on a quarterly or annual basis.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers. Our suppliers include brands, brand authorized distributors and individual and corporate suppliers (including professional shoppers). Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable terms. We typically enter into one-year framework agreements with most of our suppliers on an annual basis, and these framework agreements do not ensure availability of products, continuation of particular pricing practices or payment terms beyond the end of the contractual term. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the expiration of their current contracts with us. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantities and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. Furthermore, as some of our suppliers source from brands with vertically integrated exclusive distribution channels, if these brands synchronize their global pricing strategies, our suppliers might not be able to source products with competitive prices. In the event that we are not able to source products at favorable prices, our net revenues and gross profit as a percentage of net revenues may be materially and adversely affected. In addition, brand suppliers may restrict us from sourcing their brand products from other sources to protect their brand, which may adversely and materially affect our global supply chain system, and hence reduce our operation efficiency.

In the event that any of our suppliers fail to obtain authorization from the relevant brands to sell certain products to us, they may be prevented from selling products to us or selling vintage goods at our online platform, which may adversely affect our business and net revenues. In addition, if our suppliers cease to grant us favorable payment terms, our working capital requirements may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, we may be unable to meet customer demands for these products or to offer these products at attractive prices. Any negative developments in our relationships with our existing suppliers or failure to attract new suppliers and third party merchants could materially and adversely affect our business and growth prospects.

If we are unable to provide good customer experience, our business and reputation may be materially and adversely affected.

The success of our business hinges on our ability to provide good customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to evolving customer tastes and demands, maintain the quality of our products and services, and provide timely and reliable delivery, flexible payment options and good after-sales service.

We rely on contracted third-party delivery service providers to deliver our products and under some circumstances, collect payment. Interruptions to or failures in the delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept delivery and have less confidence in our services. Furthermore, the delivery personnel of contracted third-party delivery service providers directly interact with our customers on our behalf. Any failure for these personnel to provide high-quality delivery and payment collection services to our customers may negatively impact the shopping experience of our customers, damage our reputation and cause us to lose customers.

If our customer service representatives, sales representatives or maintenance engineers and technicians fail to provide satisfactory service, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

If we are unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as new purchases from existing customers. Constantly changing consumer preferences and product trends have affected and will continue to affect the online and offline upscale product retail industry in China. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our platform makes product recommendations to customers based on their purchases or browsing history, and we also send e-mails to our customers with product recommendations tailored to their purchase profile. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our users’ browsing and purchasing behaviors, to provide accurate and reliable information. In addition, our customers choose to purchase authentic and quality products on our platform due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other websites or physical stores. If our customers cannot find their desired products on our website or offline experience centers at attractive prices, our customers may lose interest in us and visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, financial condition and results of operations.

We plan to further expand our fulfillment infrastructure. If we are not able to manage such expansion successfully, or if we experience any interruption in the operation of our fulfillment infrastructure, our growth potential, business and results of operations may be materially and adversely affected.

We believe our fulfillment network, currently consisting of strategically located logistics centers in Beijing, Yichun, Hong Kong and Milan and supported by our offline experience centers in Shanghai, Chengdu, Tianjin, Xiamen, Qingdao and Malaysia, which perform certain warehousing functions, is essential to our success. If any of the landlords terminates existing lease agreements with us, or materially alters any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investment, or at all. We plan to establish more logistics centers to increase our warehouse capacity, accommodate more customer orders and provide better coverage of our target markets. As we continue to add logistics centers, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to lease new facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

Further, our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of our logistics centers. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our logistics centers or offline experience centers were rendered incapable of operations, then we may be unable to fulfill any orders in the relevant regions. In addition, natural disastrous events, such as fire and flood, could damage our fulfillment infrastructure and result in damages to our inventory stored in or delivered through our fulfillment infrastructure, which would cause losses in our operations. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We have invested and will continue to invest in upgrading our technology platform and expanding our offline experience centers and logistics centers. We are likely to incur costs associated with these investments before receiving the anticipated return, and the actual return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our business, prospects, financial condition and results of operations.

We have a limited operating history with our current business model and business approach, which makes it difficult to predict our future prospects and financial performance.

We have a limited operating history with our current business model. We commenced our current merchandising sales business model in 2011. We opened our first offline experience centers in Beijing and launched our website in April in the same year. We launched our mobile application and began to significantly expand our marketplace services business in 2013 and 2014, respectively. We expanded direct cooperation with top-tier global brands and offered omni-channel commerce solutions to physical boutiques and department stores in 2016. Under our current business model, we have generated limited revenues, and may not produce significant revenues in the near term which may harm our ability to obtain additional financing and may require us to reduce or discontinue our operations. The upscale product market in China is still in its early stage. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage operating company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results and financial condition.

We face intense competition. We may lose market share and customers if we fail to compete effectively.

The retail market of upscale products in China is fragmented and highly competitive. We face competition from traditional offline upscale product retailers and their online platforms, domestic and global brand online platforms, major domestic e-commerce platforms and global online upscale product retailers, such as Net-A-Porter.com. See “Item 4.B. Business Overview—Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and expanding of their product and service offerings through acquisition. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites and system development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our revenues, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our platform, or for products sold on our platform that infringe on third-party intellectual property rights, or for other misconduct.

We sourced our products from third-party suppliers. Although we have adopted measures to verify the authenticity and authorization of products sold on our platform and avoid potential infringement on third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful in these efforts.

In the event that counterfeit, unauthorized or infringing products are sold on our platform, we could face claims for which we may be held liable. We have not in the past received claims alleging our infringement on third parties’ rights, and if we receive such claims in the future irrespective of their validity, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. If we negligently participate or assist in infringement activities associated with counterfeit goods, we may be subject to potential liability under PRC law including injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

In addition, we believe that, our suppliers include individuals who engaged in “parallel importing”, the importing of legally obtained branded or patented products from one country or region into another country or region for sale without the consent of the intellectual property owner. Although our suppliers are responsible for the products they source, we have offered and are still offering products on our platform which we believe to be parallel imported. We may be subject to claims alleging that some products sold on our online platform or at our offline experience centers have not been authorized by the relevant brand owners, or may otherwise infringe upon third-party trademark rights.

Our form supply agreement requires suppliers to indemnify us for any losses we suffer or any costs that we incur arising from the quality, validity and legality of any products they supply to us. However, not all of our suppliers have entered into agreements with these terms, and for those suppliers entering into agreements with these terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.”

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, and the Ministry of Industry and Information Technology, or MIIT. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of upscale products, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our online platform operation, including the ICP license for Secoo.com and ICP license for online auction business and auction business permit. See “Item 4.B. Regulation—Regulations Relating to Foreign Investment.” and “Item 4.B. Business Overview—Regulation—Licenses and Permits.”

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding improper use or lack of approvals, licenses and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As online retailing is still evolving in China, new laws and regulations may be adopted from time to time to require additional approvals, licenses and permits other than those we currently have, and address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, we offer mobile applications to mobile device users. It is uncertain if our variable interest entities will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for internet content provision service. Although we believe that we are not required to obtain such separate license, which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

We may be challenged by relevant government authorities for products sold on our platform sourced from suppliers who fail to comply with PRC customs laws and regulations.

A large portion of products supplied by our suppliers are imported from countries or regions outside of China. Pursuant to relevant PRC customs laws and regulations, failure to complete proper import procedures or evading custom duties may lead to administrative or criminal sanctions imposed by competent PRC governmental or judicial authorities. Moreover, competent PRC governmental or judicial authorities may also impose sanctions on anybody who has (i) directly purchased illegally imported goods with the knowledge that such goods were illegally imported into China, or (ii) intentionally financed or otherwise assisted in such activities. Thus, our standard purchase agreement requires our suppliers to warrant to us as to the legality of the importing procedure of such products in either the purchase agreement with us or other written documents. According to our suppliers, for certain commercial and confidential reasons, they did not provide us with complete customs declaration documents or documents evidencing due payment of import duties. In addition, we cannot assure you that all of our suppliers are aware of customs laws and regulations that they should follow. Therefore, although our suppliers warrant that such products are imported legally through the proper import procedures and with the payment of the requisite custom duties, we cannot fully verify such statements ourselves.

Despite our efforts to distinguish and reject products with questionable sources, we have not been able to have full knowledge of the customs clearance procedures that have been conducted for such products and we cannot rule out the possibility that we may be subject to investigations or sanctions. We adopted a new standard purchase agreement in the first quarter of 2015 which requires suppliers to indemnify us for any losses we suffer or any costs that we incur due to the illegal sourcing of their products. However, we may not be able to successfully enforce our contractual rights and may resort to costly and lengthy legal proceedings in China to protect our rights, which may cause us to incur significant costs and efforts and may divert our management’s attention from day-to-day operations. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Although, we have not in the past been the subject of any regulatory investigations or any civil, administrative or criminal sanctions under PRC customs laws and regulations, and, as of the date of this annual report, we are not aware of any such claims or actions by government authorities against us, and have no reason to believe that any such claims or actions will be brought forth in the foreseeable future, due to uncertainties in the interpretation and enforcement of PRC customs laws and regulations, we may be determined by competent governmental or judicial authorities to be in violation of PRC customs laws and regulations as a result of purchasing goods from law-breaking suppliers.

Starting from the first quarter of 2015, we further streamlined our supplier management including actively requesting our suppliers to produce complete customs declaration documents and documents evidencing due payment of import duties for products sold to us. However, we cannot guarantee you that we will be able to effectively manage our suppliers. Any adverse developments in our relationship with suppliers could materially and adversely affect our business reputation and growth prospects.

Our expansion into new product categories and new services may expose us to new challenges and more risks.

Since we commenced our current business operations in 2011, we have focused on selling upscale products such as watches, handbags and jewelry. We have expanded our product offerings in recent years to include selected categories of upscale lifestyle products and services, such as reservation services for luxury hotels or travel packages, and Secoo Check. Expansion into diverse new product categories and new services involves new business and legal risks and challenges. Our lack of familiarity with these products and services and lack of relevant customer data relating to these products and services may make it more difficult for us to anticipate customer demand and preferences. We might also incur additional costs to ensure compliance of laws and regulations. In addition, regulatory requirements relations to these products and services may be still evolving.

We may misjudge customer demand, resulting in excessive inventory and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery of products. In addition, we may experience higher product returns on new categories of products we offer, receive more customer complaints about them and face costly product liability claims, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be more difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

Changes in our customers, product mix and pricing strategy could cause our gross profit margin percentage to decline in the future.

From time to time, we have experienced overall changes in the product mix demand of our customers. When our product mix changes, there can be no assurance that we will be able to maintain our historical gross profit margins. Changes in our customers, product mix, volume of orders or the prices charged could cause our gross profit margin percentage to decline. Our gross profit margin percentage may also come under pressure in the future if we increase the percentage of younger generations in our customer base, as sales to these customers are generally at lower margins. We have offered, and might continue to offer, greater product discounts to promote our mobile platform or flash sales and auction sales format which could result in the decrease of our gross profit margin percentage.

If we fail to forecast customer demand or manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory. Demand for upscale products, however, may change significantly between the time a product is ordered by us and the date of sale on our platform. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes and other factors, and our customers may not order products in the quantities that we expect. It may be difficult to accurately forecast customer demand, and determine the appropriate products to procure.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial working capital, preventing us from using that funding for other business purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in lost sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

If we are unable to conduct marketing and sales activities cost-effectively, or if our customer acquisition costs or costs associated with serving our customers increase, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition, acquire new customers and increase sales of our products. We incurred RMB243.6 million, RMB218.8 million and RMB246.0 million (US$37.8 million) of marketing expenses in 2015, 2016 and 2017, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. Our decisions regarding investments in customer acquisition are based upon our analysis of the revenue we have historically generated per customer over the expected lifetime value of the customer. Our analysis of the revenue that we expect a customer to generate over his or her lifetime depends upon several estimates and assumptions, including the demographic groups of the customers, whether a customer will make a second order, whether a customer will make multiple orders in a month, average sales per order and the predictability of a customer’s purchase pattern. Our experience in markets or customer demographic groups in which we presently have low penetration rates may differ from our more established markets.

Our brand promotion and marketing activities may not be as effective as we anticipate. If our estimates and assumptions regarding the revenue we can generate from customers prove incorrect, or if the revenue generated from new customers differs significantly from that of existing customers, we may be unable to recover our customer acquisition costs or generate profits from our investment in acquiring new customers. Moreover, if our customer acquisition costs or other operating costs increase, the return on our investment may be lower than we anticipate irrespective of the revenue generated from new customers. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate and results of operations may be harmed. In addition, marketing approaches and tools in the upscale product retail market in China are evolving, which require us to keep pace with industry developments and changing preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability, if any.

We use third-party delivery companies to deliver our products to customers. If these couriers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We engage a number of third-party delivery companies to deliver our products to our customers. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of our products to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party couriers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find replacement delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Uncertainties relating to the growth and profitability of the upscale product retail industry in China in general, and the online upscale product retail industry in particular, could adversely affect our revenues and business prospects.

We generate a significant portion of our revenues from online retail, especially mobile applications. While online retail has existed in China since the 1990s, only recently have certain large online retail companies become profitable. The long-term viability and prospects of various online retail business models in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

•                  the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•                  the trust and confidence level of online retail consumers in China, as well as changes in customer demographics and consumer tastes and preferences;

•                  the selection, price and popularity of products that we and our competitors offer online;

•                  whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•                  the development of fulfillment, payment and other ancillary services associated with online purchases.

A decline in the popularity of online shopping in general, or any failure by us to adapt our platform and improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our net revenues and business prospects.

Furthermore, the upscale product retail industry in China is very sensitive to macroeconomic changes, particularly changes in disposable income, and retail purchases tend to decline during recessionary periods. Substantially all of our net revenues are derived from retail sales in China. Many factors outside of our control, including inflation and deflation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect disposable income level, consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability, if any. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect disposable income level, consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability, if any.

Inability to obtain additional financing on commercially reasonable terms in the future may materially and adversely affect our business, results of operations and financial condition.

The online retail industry in China is very competitive. Maintaining our competitiveness and implementing our growth strategies both require us to obtain sufficient funds to maintain and expand our online and offline upscale product retail platform. We believe that our current cash, together with our anticipated cash from operations, is sufficient to meet our anticipated working capital requirements and capital expenditures. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. Such additional financing may not be available on commercially reasonable terms, or at all. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. To the extent that we raise additional financing by issuing equity securities or convertible debt securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities. Financial institutions may request credit enhancement such as third-party guarantee and pledge of equity interest in order to extend loans to us.

Our ability to obtain additional financing on acceptable terms is subject to a variety of uncertainties, including:

•                  PRC governmental policies relating to bank loans and other credit facilities;

•                  economic, political and other conditions in China;

•                  investors’ perception of, and demand for, securities of online retail companies;

•                  conditions of the United States and other capital markets in which we may seek to raise funds; and

•                  our future results of operations, financial condition and cash flows.

If additional financing is not available on acceptable terms or at all, we may not be able to fund our expansion, enhance our products and services, respond to competitive pressures or take advantage of investment or acquisition opportunities, all of which may adversely affect our results of operations and business prospects.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017, we and our independent registered public accounting firm identified a “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Our failure to correct the material weakness and control deficiencies or to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent accountant conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent accountant must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, after we cease to be an emerging growth company our independent accountant, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted.

Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Richard Rixue Li, our founder, director and chief executive officer, and other executive officers. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly experienced engineers and technicians with expertise in upscale product authentication. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our logistics centers. Rising inflation in China, which has had a disproportionate impact on everyday essentials such as food, is also putting pressure on wages. In addition, as we are still a company at an early stage of development, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, short seller reports and the public dissemination of malicious characterization of our business.

We have been subject to negative postings and other media exposure in the past. We may become the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies and short seller reports. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers and the goods and services offered by them and often act on such information without further investigation or authentication and without regard to its accuracy. Information on social media platforms and devices is easily accessible, and any negative publicity on us or our founders and management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filtering or verification of the content posted. Information posted may be inaccurate and may harm our reputation, performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and net revenues and adversely affect the price of our ADSs.

We may be subject to product liability claims if people or properties are harmed by the products or services we sell.

We sell products manufactured by third parties, some of which may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer of such products under PRC law, enforcing our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our website and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. The majority of our sales are made online through our website and mobile applications. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the online retail industry in China, we believe we are a particularly attractive target for such attacks. We may experience such attacks and unexpected interruptions in the future. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, especially our big data technology, to effectively utilize the large amount of user behavioral data generated through our website and mobile applications. Failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. In addition, we experience surges in online traffic and orders associated with promotional activities and holiday seasons, such as Double 11 Singles Day Shopping Festival and December 17, which can put additional demands on our technology platform at specific times. If our existing or future technology platform does not function properly, we may experience system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in China’s internet infrastructure could impair our ability to sell products over our website and mobile applications, which could cause us to lose customers and harm our operating results.

The majority of our sales are made online through our website and mobile applications. Our business depends on the performance and reliability of the internet infrastructure in China. The availability of our website depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into or renew agreements with these providers on commercially acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our website. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from accessing our website and mobile applications and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our website, mobile applications and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website and mobile applications. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our website, mobile applications, proprietary technologies and systems to meet evolving customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our customers specifically, have increased significantly in recent years, and we expect this trend to continue. To optimize the mobile shopping experience, we are somewhat dependent on our customers downloading our specific mobile applications for their particular devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application stores, if our applications receive unfavorable treatment compared to competing applications on the stores, or if we face increased costs to distribute or market our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or mobile applications or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices or mobile applications. In the event that it is more difficult for our customers to access and use our sites on their mobile devices or mobile applications, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites or incompatible with our mobile applications, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the online retail industry is the secure storage of confidential information and its secure transmission over public networks. The majority of the orders and some of the payments for products we offer are made through our website and our mobile applications. In addition, some online payments for our products are settled through third-party online payment services providers. We also share certain non-sensitive personal information about our customers with contracted third-party couriers that are consented by our customers in advance, such as their names, addresses, phone numbers and transaction records.

Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence. We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, hacking, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of customer visits to our website and use of our mobile applications. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services, through which some of our customers may elect to make payment for purchases. Our contracted third-party delivery companies we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our website’s or mobile applications’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. We cannot assure you that events of security breaches will not occur in the future. If we grant third parties greater access to our technology platform in the future as part of providing more technology services to third-party merchants and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently been subject to increased public scrutiny. As online retail continues to evolve, we believe that there will likely be increased regulation by the PRC government of data privacy on the internet. We may become subject to new laws and regulations on the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party sellers. We generally comply with industry standards for data privacy and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We provide our customers with a variety of payment options, including online payments with credit cards and debit cards issued by major banks in China, payment through major third-party online payment platforms, such as Alipay, UnionPay and Wechat Pay, bank transfers, cash on delivery (for products with low purchase prices) and payment using our store credits. In 2016, we launched Secoo Check at our online platform, through which our customers can make payments for our merchandise products in installments. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options.

We also rely on third parties to provide payment processing services. Given that customers place their orders online but may choose the cash-on-delivery option, the delivery personnel of our contracted third-party delivery companies collect payments on our behalf, and we require the contracted third-party couriers to remit the payment collected to us on a weekly basis. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their service quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full shipping cost on to our customers. We may also be required by laws and regulations to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the amended Consumer Protection Law, which became effective in March 2014, consumers are generally entitled to return products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See “Item 4.B. Business Overview—Regulation—Regulations Relating to Product Quality and Consumer Protection.” These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers in a timely manner, which may materially and adversely affect our results of operations.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

As of the date of this annual report, we leased 41 properties for our offices, offline experience centers, logistics centers, and parking lots. The lessors of some leased properties have not been able to provide proper ownership certificates for the properties that we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms commercially acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We have granted options, and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in December 2014, or the 2014 Plan. Under the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to 1,307,672 ordinary shares as of the date of this annual report. In 2017, we, adopted a 2017 Employee Stock Incentive Plan, or the 2017 Plan, which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. As of December 31, 2017, options to purchase 1,094,413 ordinary shares are issued and outstanding under the 2014 and 2017 Plan. As the performance condition was satisfied upon the completion of our IPO, we have recognized share-based compensation expense in the amount of RMB46.1 million (US$7.1 million) for the year ended December 31, 2017. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with online retail in particular. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. Many e-commerce companies in China hold special promotional campaigns on festivals or days popular among young people, many of which fall in the fourth quarter. We also hold a special promotional campaign in December each year. These special promotional campaigns typically increase the net revenues in the relevant quarters. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

Future strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, if we are presented with appropriate opportunities, we may invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. Future investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat websites or platforms that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Further, because of the rapid technological changes in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. We cannot assure you that holders of patents or trademarks purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our high-valued inventory in our logistics centers and our products sold under our cash on delivery payment method in transit.

We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

One of our existing shareholders has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders and holders of our ADSs.

Currently, Mr. Richard Rixue Li, our founder, director and chief executive officer beneficially owns 26.0% of our outstanding shares. As a result of his significant shareholding, Mr. Li has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 7.A. Major Shareholders.”

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Our founder, director and chief executive officer, Mr. Richard Rixue Li, who acquired our shares prior to our initial public offering, beneficially holds our Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share shall automatically be converted into one Class A ordinary share without any action being required by the holders of Class B ordinary shares and whether or not the certificates representing such shares are surrendered to our company or our transfer agent, if at any time Mr. Li and his affiliates collectively hold less than 50% of the issued Class B ordinary shares in the capital of our company, and no Class B ordinary shares shall be issued by our company thereafter.

Due to the disparate voting powers associated with our two classes of ordinary shares, as of the date of this annual report, Mr. Li beneficially owns 87.5% of the aggregate voting power of our company through Siku Holding Limited. As a result, Mr. Li will have control over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, the influenza A (H1N1), H7N9 or another epidemic. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine and the economic slowdown in the Eurozone. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. The rate of China’s economic growth has been declining. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of upscale products. To the extent any fluctuations in the Chinese economy significantly affect our customers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC in response to future document requests by the SEC made through the CSRC. If the Big Four PRC-based accounting firms, including our independent registered public accounting firm, fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and the CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms, such as imposing penalties on the firms and restarting the proceedings against the firms, depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NASDAQ Global Market or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Beijing Wo Mai Wo Pai Auction Co., Ltd (‘‘Beijing Auction’’) and Beijing Secoo Trading Ltd. (“Beijing Secoo”) do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain internet related businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (subject to exceptions, such as platform e-commerce) and any such foreign investors must have experience in providing value-added telecommunication services overseas and maintain a good track record in accordance with the Guidance Catalogue of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015 and 2017. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain business operating licenses for internet content provision to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. As a result, we conduct such business activities through our affiliated PRC entities Beijing Secoo and Beijing Auction, each of which holds an ICP license. Beijing Auction and Beijing Secoo are 90% owned by Mr. Richard Rixue Li, our founder, director and chief executive officer, and 10% owned by Ms. Zhaohui Huang, our founder and director. Mr. Li and Ms. Huang are both PRC citizens. We have entered into a series of contractual arrangements with Beijing Auction and Beijing Secoo and their respective shareholders, which enable us to:

•                  exercise effective control over Beijing Secoo and Beijing Auction;

•                  receive substantially all of the economic benefits of Beijing Secoo and Beijing Auction; and

•                  have an exclusive option to purchase all or part of the equity interests in Beijing Auction and Beijing Secoo when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Secoo and Beijing Auction and hence consolidate their financial results as our variable interest entities. For a detailed discussion of these contractual arrangements, see “Item 4.C. Organizational Structure — Contractual Arrangements with our Variable Interests Entities and their Shareholders.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of Kutianxia Information, our PRC subsidiary, and Beijing Auction and Beijing Secoo, our variable interest entities in China, as of the date of this annual report, are not in violation of existing PRC laws and regulations; and (ii) the contractual arrangements between our PRC subsidiary, our variable interest entities, and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business licenses of such entities;

•                  discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and variable interest entities;

•                  imposing fines, confiscating the income from our variable interest entities, or imposing other requirements with which we or our variable interest entities may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entities and deregistering the equity pledges of our variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entities; or

•                  restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Beijing Auction and Beijing Secoo in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Beijing Secoo and Beijing Auction or our right to receive substantially all the economic benefits and residual returns from Beijing Secoo and Beijing Auction and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Beijing Secoo and Beijing Auction in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our variable interest entities and their shareholders for substantially all of our business operations, which may not be as effective as direct ownership in providing operational control.

Due to the restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our consolidated variable interest entities, Beijing Auction and Beijing Secoo, in which we have no ownership interest, to conduct certain aspects of our operation. We have relied and expect to continue to rely on contractual arrangements with Beijing Auction and Beijing Secoo and their shareholders to hold our ICP license as an internet information provider and auction business, respectively. For a description of these contractual arrangements, see “Item 4.C. Organizational Structure—Contractual Arrangements with our Variable Interests Entities and their Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. For example, our variable interest entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Beijing Auction and Beijing Secoo, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Beijing Auction and Beijing Secoo, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our variable interest entities and their respective shareholders of their obligations under the contracts to exercise control over our variable interest entities. However, the shareholders of our variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our variable interest entities. We may replace the shareholders of our variable interest entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the Ministry of Commerce solicited comments on this draft earlier in 2015, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “foreign investors” refers to the following subjects making investments within the PRC: (i) natural persons without PRC nationality; (ii) enterprises incorporated under the laws of countries or regions other than China; (iii) the governments of countries or regions other than the PRC and the departments or agencies thereunder; and (iv) international organizations. Domestic enterprises under the control of the subjects as mentioned in the preceding sentence are deemed foreign investors, and “control” is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a catalogue of special administrative measures,” which is classified into the “catalogue of prohibitions” and “the catalogue of restrictions”, to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. However, unless the underlying business of the FIE falls within the catalogue of restrictions, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the previous foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to Beijing Auction and Beijing Secoo do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 4.C. Business Overview—Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “catalogue of restrictions,” the VIE structure may be deemed a domestic investment only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “catalogue of restrictions” without market entry clearance may be considered as illegal.

Our major shareholder, Mr. Richard Rixue Li, a PRC citizen, possesses and controls 87.5% of the voting power of our company as of the date of this annual report. However, the draft Foreign Investment Law has not taken a position on what actions are required to be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while the Ministry of Commerce is soliciting comments from the public on this point. Moreover, it is uncertain whether the online retail and platform e-commerce/value-added telecommunication industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “catalogue of special administrative measures” to be issued. If the enacted version of the Foreign Investment Law and the final “catalogue of special administrative measures” mandate further actions, such as the Ministry of Commerce market entry clearance, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of our variable interest entities were to refuse to transfer their equity interest in Beijing Auction and Beijing Secoo to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. Furthermore, if Beijing Secoo, Beijing Auction or the shareholders of Beijing Secoo and Beijing Auction fail to perform their obligations under these contractual arrangements, which allow us to maintain effective control over Beijing Secoo and Beijing Auction, we may not be able to continue to consolidate the financial results and assets and liabilities of Beijing Secoo and Beijing Auction and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Furthermore, our inability to exert effective control may negatively affect our ability to conduct our business, which could materially and adversely affect our results of operations and financial condition.

Our variable interest entities hold our ICP license and auction business license and conduct our online sales and auctions businesses. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct these businesses may be negatively affected. We generate the majority of our revenues from products and services that are offered to customers through our website and mobile applications and any interruption in our ability to use our website and mobile applications may have a material and adverse effect on our financial condition and results of operations.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Richard Rixue Li and Ms. Zhaohui Huang are the shareholders of each of our variable interest entities, Beijing Auction and Beijing Secoo. Mr. Richard Rixue Li is our founder, director and chief executive officer, while Ms. Zhaohui Huang is our founder and director. The shareholders of Beijing Auction and Beijing Secoo may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with Beijing Auction and Beijing Secoo to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Richard Rixue Li is also a director and executive officer of our company. We rely on Mr. Li to abide by the laws of the Cayman Islands and the PRC, which provide that directors owe fiduciary duties to the company that require them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Beijing Auction and Beijing Secoo, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like Kutianxia for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Kutianxia to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affected our financial condition and the value of your investment.”

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff welfare and bonus fund. The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated variable interest entities or make additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated variable interest entities. We may make loans to our PRC subsidiaries and consolidated variable interest entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

On June 15, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16. SAFE Circular No. 16 stipulates that the use of capital by foreign-invested enterprises, or FIEs shall follow “the principle of authenticity and self-use” within the business scope of such FIEs. The capital of an FIE and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or variable interest entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affected our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Kutianxia, our wholly owned subsidiary in China, Beijing Auction and Beijing Secoo, our variable interest entities in China, and their respective shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Beijing Auction and Beijing Secoo’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Auction and Beijing Secoo for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Beijing Auction and Beijing Secoo for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay punitive interest.

If Beijing Auction and Beijing Secoo become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy substantially all of our assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ADSs.

As part of the contractual arrangements with Beijing Auction and Beijing Secoo, their shareholders and their subsidiaries, Beijing Auction and Beijing Secoo and their subsidiaries hold operating permits and licenses and substantially all of the assets that are important to the operation of our business, including our ICP license, auction license, domain names and trademarks. We expect to continue to be dependent on Beijing Auction and Beijing Secoo and its subsidiaries to operate our business in China. If Beijing Auction and Beijing Secoo go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, Beijing Auction and Beijing Secoo may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in their business without our prior consent. If Beijing Auction and Beijing Secoo undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the growth of the Chinese economy has slowed down since 2012. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited number of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we, suppliers or third-party sellers on our marketplace were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our platform and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

We only have control over our website and mobile applications through contractual arrangements. We do not own the website in China due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Beijing Secoo, one of our PRC consolidated variable interest entities, holds an ICP license and operates our Secoo.com website. Beijing Secoo owns the relevant domain names and registered trademarks and has the necessary personnel to operate such website.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC operating entities incorporated in various locations in China have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts of RMB9.2 million, RMB11.9 million and RMB8.8 million (US$1.4 million) for the year ended December 31, 2015, 2016 and 2017, respectively, in our financial statements. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may be required to register our operating offices outside of our registered addresses as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its registered address must register them as branch offices with the relevant local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. We currently have five branch offices across China. We may expand our business in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Most of our revenues and most of our expenses are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In the year of 2017, the RMB has appreciated significantly against U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further depreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or authorized banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the CSRC may be required in connection with the listing and trading of our ADSs on the Nasdaq under a regulation adopted in August 2006, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Han Kun Law Offices, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ADSs on the NASDAQ Global Market in the context of our initial public offering, given that:

•                  the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to this regulation; and

•                  no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for the listing and trading our ADSs on the Nasdaq, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for the listing and trading. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our initial public offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our initial public offering before the settlement and delivery of the ADSs that we are offering.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes (if any), including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to further expand our business or maintain our market share. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our wholly foreign-owned subsidiaries in China to liability or penalties, limit our ability to inject capital into these subsidiaries, limit these subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events.

SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, in February 2015, which took effect on June 1, 2015. SAFE Circular 13 amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Currently, all of our founders who are PRC residents have registered with the competent local branch of SAFE with respect to their investments in our company as required by SAFE Circular No. 75 and SAFE Circular No. 37 and will further update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with SAFE Circular No. 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37 or other related regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options are subject to these regulations as our company has become an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC laws.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders. In addition, any noncompliance with PRC tax laws may adversely affect us.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe Secoo Holding Limited is not a PRC resident enterprise for PRC tax purposes. See “Item 5. Operating and Financial Review and Prospects—Taxation—PRC.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Secoo Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax unless a reduced rate is available under an applicable tax treaty, from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Secoo Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Secoo Holding Limited is treated as a PRC resident enterprise.

In addition, over the years, we have accrued taxes payable including education surtax, individual income tax, value-added tax, urban construction tax and stamp duty, the majority of which were unpaid value-added tax. For details, see note 11 to our audited consolidated financial statements included elsewhere in this annual report. See “Item 4.B. Business Overview—Regulation—Regulations on Tax.” If we are subject to penalties in relation to the due and unpaid taxes payable, our liquidity, financial condition and results of operations may be adversely affected.

Enhanced scrutiny over acquisitions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise by promulgating and implementing the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular 59, promulgated by PRC Ministry of Finance and SAT in April, 2009, the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Public Notice 7, promulgated by the SAT in February 2015 and the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the Bulletin 37, promulgated by the SAT in October, 2017.

According to Public Notice 7, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Public Notice 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

The Bulletin 37, which, among others, repeals the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698, which became retroactively effective on January 1, 2008 and certain rules stipulated in Public Notice 7 on December 1, 2017. The Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

There is little guidance and practical experience as to the application of Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions are determined by the tax authorities to be lacking of reasonable commercial purposes, we and our non-resident investors may be taxed under Public Notice 7 and may be required to expend valuable resources to comply with Public Notice 7 or to establish that we should not be taxed under Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or our non-resident investors’ investments in us.

The PRC tax authorities have discretion under SAT Circular 59, Public Notice 7 and Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 59, Public Notice 7 and Bulletin 37, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008 and was further amended in 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, which became effective on March 24, 2002, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds, and the employers must pay all or a portion of the social insurance premiums and housing funds for such employees.

As a result of these laws and regulations designed to enhance labor protection, we expect our labor costs will continue to increase. In addition, as the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Risks Related to our American Depositary Shares

The trading price of our ADSs may be volatile.

The trading prices of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•                  regulatory developments affecting us or our industry, customers, suppliers or third-party sellers;

•                  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•                  changes in the economic performance or market valuations of other online retail or e-commerce companies;

•                  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•                  changes in financial estimates by securities research analysts;

•                  conditions in the online and offline upscale retail market;

•                  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•                  additions to or departures of our senior management;

•                  fluctuations of exchange rates between the RMB and the U.S. dollar;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•                  sales or perceived potential sales of additional Class A ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs.

You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary will try, as far as it is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. You will not be able to exercise directly any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our current memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten calendar days. When a general meeting is convened, you may not receive sufficient notice of the meeting to enable you to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting or to cast your vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our current memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, we will make all reasonable efforts to cause the depositary to notify you of the upcoming vote and to deliver our voting materials to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A ordinary shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted, and you may lack recourse if the underlying Class A ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that our company pays any cash dividends or other distributions to our shareholders, we will pay such distributions which are payable in respect of our Class A ordinary shares (or other deposited securities) represented by ADSs to the depositary of our ADSs or the custodian (as the registered holder of such Class A ordinary shares or other deposited securities), and the depositary has agreed to pay the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities, after deducting its fees and expenses, to the holders of the ADSs. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this annual report, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. For example, the directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market corporate governance listing standards.

Our ADSs have been approved for listing on the Nasdaq Global Market. As a Cayman Islands company listed on the Nasdaq Global Market, we will be subject to the Nasdaq Global Market corporate governance listing standards. However, the Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in materially adverse tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive asset assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

Based on our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for our previous taxable year and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2017 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs or ordinary shares, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may be or become classified as a PFIC for the current or future taxable years. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder (as defined below) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. If we are so classified during a U.S. Holder’s holding period, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See the discussion under “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making certain elections.

ITEM 4.         INFORMATION ON THE COMPANY

A.            History and Development of the Company

In February 2008, Mr. Richard Rixue Li and Ms. Zhaohui Huang, our Founders, formed Hong Kong Secoo Investment Group Limited, or Hong Kong Secoo, in Hong Kong as a holding company. Our Founders also formed Beijing Secoo Trading Limited, or Beijing Secoo, in Beijing, China in April 2009. We commenced our current upscale product retail business under our Secoo brand through Beijing Secoo in 2011. We opened our first offline experience center in Beijing in January 2011 and launched our website in April in the same year. Our mobile application was launched in December 2013. In 2015 and 2016, we opened four offline experience centers located in Shanghai, Chengdu, Hong Kong and Malaysia. In 2017, we opened five offline experience centers and pop-up stores located in Qingdao, Xiamen, Tianjin, Changsha and Hangzhou. We launched Secoo Check in April 2016, which allows customers to make payments for our merchandise products in installments. In 2016 and 2017, we achieved success in expanding supply arrangements with top global brands. For example, in 2016, we began collaboration with Tod’s, under which Tod’s makes customized products exclusively for us. In July 2016, we became Gentle Monster’s first online retail platform for eyewear products in China. We became an authorized online retailer for Versace and Salvatore Ferragamo in China in November 2016 and February 2017, respectively. During 2017, we expanded our cooperation with brands, including Armani. In July 2017, we expanded our strategic cooperation relationship with Country Garden, one of China’s largest real estate developers, planning to build themed villages and physical Secoo stores as well as in the areas of hotel operation and real estate marketing. In January 2018, we formed a strategic alliance with Parkson Group, one of China’s largest department stores, aiming to integrate both respective resources and build an integrated new retail business model.

In January 2011, we incorporated Secoo Holding Limited in the Cayman Islands as our offshore holding company in order to facilitate international financing and acquired 100% of the equity interests in Hong Kong Secoo in February 2011. In May 2011, we established, through Hong Kong Secoo, a wholly owned PRC subsidiary, Kutianxia (Beijing) Information Technology Limited, or Kutianxia, which in turn established Beijing Zhiyi Heng Sheng Technology Service Co., Ltd in Beijing, China to conduct our after-sales repair and maintenance services in September 2012.

In September 2013, we incorporated Shanghai Secoo E-commerce Limited in Shanghai, China. Shanghai Secoo E-commerce Limited is wholly owned by Beijing Secoo and primarily operates our e-commerce business in China.

In September 2014, our Founders formed Beijing Wo Mai Wo Pai Auction Co., Ltd, or Beijing Auction, in Beijing, China, to operate the auction business and provide an online marketplace for auction sales of upscale products of Beijing Secoo and third-party vendors.

In January 2014, we incorporated Secoo Inc. in the United States. In March 2015, we incorporated Secoo Italia SRL in Italy. These two subsidiaries conduct business development in those regions.

Through Kutianxia, we obtained control over Beijing Secoo and Beijing Auction in May 2011 and September 2014, respectively, by entering into a series of contractual arrangements with Beijing Secoo and Beijing Auction and their respective shareholders. Beijing Secoo holds our ICP license as an internet information provider and operates our secoo.com website and Beijing Auction holds our license for auction businesses.

In December 2015, we incorporated Kuxin Tianxia (Tianjin) E-commerce Limited in Tianjin, China. Kuxin Tianxia (Tianjin) E-commerce Limited is wholly owned by Hong Kong Secoo and currently has no operation.

These contractual arrangements allow us to:

(a)         exercise effective control over Beijing Secoo and Beijing Auction;

(b)         receive substantially all of the economic benefits of Beijing Secoo and Beijing Auction; and

(c)          have an exclusive option to purchase all or part of the equity interests in Beijing Secoo and Beijing Auction when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Beijing Secoo and Beijing Auction, and we treat them as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Beijing Secoo and Beijing Auction and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. If Beijing Secoo, Beijing Auction or the shareholders of Beijing Secoo and Beijing Auction fail to perform their obligations under these contractual arrangements, which allow us to maintain effective control over Beijing Secoo and Beijing Auction, we may not be able to continue to consolidate the financial results and assets and liabilities of Beijing Secoo and Beijing Auction and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Furthermore, our inability to exert effective control over Beijing Secoo and Beijing Auction may negatively affect our ability to conduct our business, which could materially and adversely affect our results of operations and financial condition. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

B.            Business Overview

We are Asia’s leading online integrated upscale products and services platform. We value our customers and members as our greatest asset. We offer them a wide selection of authentic upscale products and lifestyle services to satisfy different needs of the modern lifestyle. We offer an integrated online and offline shopping platform, which consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payment methods, such as our Secoo Check, which allows customers to make payments for our merchandise products in installments on our online platform directly. We complement our online platform with offline experience centers to provide superior customer and membership services and experience. We have strategically opened ten offline experience centers (including three pop-up stores) as of the date of this annual report in popular shopping destinations and central business districts in China and Malaysia which have strengthened our Secoo brand creditability and enhanced our brand presence. In addition, we are cooperating with brand boutiques such as Versace boutiques for our customers to pick up products ordered on our online platform in their stores.

Our Business Model

Our business model focuses on an integrated online and offline platform offering a full range of high-end lifestyle products and services to better serve our customers and members. Our integrated platform consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payments for our customers. We have opened ten offline experience centers (including three pop-up stores) in popular shopping destinations and central business districts in China and Malaysia to provide in-store shopping experience and comprehensive customer services, which we believe bolstered our customer satisfaction, strengthened our Secoo brand creditability and enhanced our brand presence.

We offer an extensive selection of upscale products for everyone’s needs on our platform, including watches, bags, clothing, footwear, jewelry and accessories. In addition, we have expanded our offerings of high-end lifestyle services to satisfy the needs of modern lifestyle since 2014. We believe that expanding our product offerings helps optimize customers’ shopping experience, diversify our revenue sources and further improve our economies of scale. With our extensive network of suppliers, we are able to obtain a wide selection of product categories and services at favorable terms. Our “Coo Sir” channel also serves as a forum for users for information related to fashion trends and lifestyle news. Our user-generated contents covers a variety of topics, such as sartorial tips for various occasions and product reviews. We thrive to enhance our reputation as the destination for luxury products and lifestyle in China. Our business model creates significant value to our business partners, including third-party sellers and suppliers, cooperation brands, and ultimately benefit our business and customers.

Our Platform

Our platform consists of both online and office platforms.  Our online platforms includes Secoo.com website and mobile applications. Our offline experience centers complement our online platforms to provide superior customer services and experience.

Online Platform

We offer a full range of upscale products and services through our online platform. We generated 78.7%, 89.7% and 94.1% of our total GMV through our online platform in 2015, 2016 and 2017, respectively.  Integrating convenience, aesthetics and functionality, our online platform aims to actively drive consumer spending by featuring a strategically selected catalog of popular items. We focus on creating an enjoyable online shopping experience for our customers whereby their purchase decisions are guided by detailed product descriptions, multi-angle picture illustrations and educational fashion literature. Our online platform interface is fully integrated with our warehouse management system, or WMS, enabling us to track order and delivery status of each individual product on a real-time basis.

Our websites and mobile applications feature the following user-friendly functionalities that enhance customer experience and convenience:

•                  Comprehensive product information:  Each product page contains product pictures, price, discount from the suggested retail price, detailed product parameters, customer reviews and payment and delivery options. Depending on the product, we provide additional information such as brand story and product condition to help customers make informed purchase decisions (to steer customers towards additional products in which they may be interested.

•                  Product recommendations:  Our business intelligence system generates recommendations of additional products in which our customers may be interested. These recommendations come in two forms: each product page typically includes recommendations for complimentary products that are often purchased together; and our website offers tailored product recommendations to customers based on their browsing and purchase histories. On our mobile application, we carefully select products that we believe are better suited for mobile commerce to cater to the faster purchase decision-making speed of mobile users. We periodically notify our mobile application users of sales events and promotions through text messages and mobile push notifications.

•                  Sales Functionalities:  Our customers can conveniently leave their reviews of the products at the end of the product page based on their feedback of the products. Our customers can also share their shopping experiences with us on various social media platforms and networking websites through links on the product page. We have launched some of our sales events a few hours earlier on our mobile applications and offered selected products and sales events exclusively on our mobile applications to further boost mobile traffic and purchases. To enhance customer loyalty, increase cross-selling opportunities and help customers make informed purchase decisions, our online platform also features literature on fashion trends, wardrobe tips and product recommendations, such as Tiaoli.

•                  Personalized Services:  We offer personalized services via our account management system, which allows our customers to customize their payment and delivery preferences. To facilitate the ease of the checkout process for our repeat customers, our database keeps track of their preferred delivery address, shipping method and payment option based on information they previously provided. Additionally, the direct dial feature on our mobile applications allows our mobile application users to call our customer service representatives with a single click.

To satisfy our existing customers’ shopping preferences and attract new customers with more unique shopping experience, we offer a variety of online sales formats, including customization, flash sales and auction.

•                  Through customization, we offer our customers with custom-made products that are specially made according to our customers’ needs and tastes. Our personalized customization services is a testament of our dedication to serve our customers.

•                  Our flash sales embody value, quality and convenience that are well-suited to brand-conscious consumers in China seeking upscale products at competitive price. Through our flash sales, we offer limited quantities of deeply discounted upscale products for limited periods of time. In addition to being an effective sales channel, our flash sales are also a key entry point for attracting online user traffic and allow us to efficiently gauge the marketability of different products by analyzing sales data.

•                  Through auction, we offer a mix of new and used upscale products, watches, using auction sales to provide our customers with a more varied and exciting shopping experience. Our auction sales have been proven an effective channel for our SKUs management.

Offline Experience Centers

Our offline experience centers complement our online platform to provide superior customer and membership services and experience. We generated 21.3%, 10.3% and 5.9% of our total GMV through our offline experience centers in 2015, 2016 and 2017, respectively.

With our experienced customer service team and latest technologies, our offline experience centers provide one-stop service that addresses customers’ varying needs for luxury products. Our offline experience centers feature a comprehensive suite of customer services, including product curation, pick-up, return, authentication and maintenance. Assisted by our sales representatives, customers may purchase products on display directly or make purchases on our website seamlessly using our tablets. Our sales representatives establish close relationships with our customers and provide them with continuing after-sales service. Furthermore, our offline experience centers serve warehousing functions, allowing customers to pick-up or return products they ordered online. Owners may also bring their new or used products to our offline experience centers for auction on our platform.

We currently have ten offline experience centers (including three pop-up stores) located in Beijing, Shanghai, Chengdu, Tianjin, Xiamen, Qingdao, Hangzhou, Changsha and Malaysia. As of December 31, 2017, our ten offline experience centers occupied a total of approximately 6, 600 square meters in area and were staffed with over 88 sales representatives. To enhance our customer experience and to further broaden our brand awareness, we intend to selectively launch new offline experience centers in popular shopping destinations, domestic cities with significant consumption demand for luxury products and third- and fourth-tier cities with potential market for luxury products. We intend to expand our customers services in overseas offline experience centers, such as free concierge services to our members when they travel to these cities. In addition, we also collaborated with major players in other industries to expand offline experience centers and our brand reach. For example, in June 2016, we entered into strategic cooperation partnership with one of China’s largest real estate developers, Country Garden, and jointly incorporated Secoo Garden Tradings Sdn. Bhd., or Secoo Garden, and opened our offline experience center in Malaysia to tap into southeast Asian market. Pursuant to the joint venture agreement between Country Garden and us, Country Garden holds 15% of the equity share capital of Secoo Garden, whereas we hold 85%. We provide technical knowledge, operate the duty free business, bring in high-end brand products, and agree to operate the business for at least three years. Country Garden is responsible for obtaining necessary approvals for the operation of the duty free business in Malaysia.

Omni-Channel Commerce Solutions

Our omni-channel commerce solutions connect our customers and offline retailers in China, through which physical stores offer their products on our online platform and our customers have the options to either receive their orders sending directly from our partner stores or pick up their orders at the physical stores conveniently located in the shopping destinations of these cities, such as Versace boutiques. We are currently cooperating with brand physical stores by integrating our online shopping services by capitalizing on our strong online presence and our established fulfillment infrastructure.

Our Customers

Since our inception in 2011, we have built a large and loyal customer base with high purchasing power. We have accumulated more than 18.7 million registered members as of December 31, 2017 and approximately 5.6 million registered members in 2017.  We believe that the majority of our customers are well-educated professionals belonging to middle and high income population in China.

Customer Services and Membership Program

Customer Services

Customer service representatives.    We believe our strong emphasis on customer service enhances our brand image and customer trust and loyalty. Our customer service center provides real-time and butler-style assistance to our customers. Leveraging insight into customer behavior, our customer service representatives provide targeted product recommendations, product purchasing and sourcing assistance, as well as reminders to customers for routine product maintenance. Our sales representatives at our offline experience centers establish close relationships with our customers and provide customers with continuing after-sales service, such as paid cleaning and maintenance services. We recruit customer service representatives with substantial experience in the luxury retail product industry. Each representative is required to complete mandatory training on product knowledge, complaint handling and communication skills. We regularly monitor and evaluate the performance of each representative to ensure superior quality.

Product after-sales maintenance service.    We believe our after-sales maintenance service is among the best in the e-commerce industry in China. Different from brand after-sales services, our after-sales services have the advantage of shorter service time, and integrate domestic and multi-brand maintenance services. We currently provide such service for three categories of products, namely watches, leather products and jewelry, at our offline experience centers.

Return policy.    We generally allow customers to return or exchange unopened products within seven days upon receipt of the product by submitting a return request online. Our customer service representatives will review and process the request and contact the customer by e-mail or by phone if there are any follow-up questions. Customers have the option to mail the products to our logistics center or bring them to one of our offline experience centers. Upon receipt of the returned or to-be-exchanged product, we credit the customer’s member or payment account with the purchase price or deliver the replacement product to customers after inspection.

Membership Program

We have established a membership system to cultivate customer loyalty and encourage additional purchases by offering a variety of exclusive membership benefits and awards. Our membership program features five membership levels, i.e., regular, silver, gold, diamond and black, and customers will be automatically upgraded to higher levels based on their total spending with us annually. Our members receive a variety of exclusive benefits according to their membership levels, such as product coupons and discounts, Secoo Check installment payments services, free gift packing and domestic delivery, cleaning and maintenance services, fast return and refund services and customized ordering of brand products. Our premier members, i.e., diamond and black members, enjoy a variety of premium services, such as exclusive birthday presents, priority ordering of our new, rare and popular products, tryout-first-and-buy-later privilege, exclusive use of our offline experience centers for personal events and expanded access to offline experience center lounges and dedicated one-to-one customer representative services, who are familiar with their shopping tastes and preferences. We also select and offer premier members exclusive access to brand collaboration and art events hosted by us. In addition, we provide personalized customization services for our customers through our online platform. In addition, we refine our award membership program in October 2017, which our members can earn loyalty points when purchase on our Secoo platforms. Members can redeem their membership loyalty points into credits towards their future purchases.

Payment

We provide our customers with a variety of payment options on our online platform, including Secoo Check, online payments with credit cards and debit cards issued by major banks in China, payment through major third-party online payment platforms, such as Alipay, UnionPay and Wechat Pay, bank transfers, cash on delivery (for products with low purchase prices) and payment using our store credits. Recognizing our brand reputation as an upscale products and services platform, Wechat Pay allows our platform to process up to RMB30,000 per order, which we believe is higher than that allowed for most other e-commerce platforms.

In 2016, we launched Secoo Check at our online platform, through which our customers can make payments for our merchandise products in one, three, six or twelve monthly installments. Currently, the Company does not charge installment service fees or interests to our customers. Secoo Check gives our customers more convenience and faster approval speed.

Product Offerings

Product Categories

We offer a full range of upscale products and services on our platform. Since we commenced our current business operations in 2011, we have sold over 300,000SKUs of upscale products, and we currently offer over 300,000 SKUs of such products on our platform. In 2017, sales of watches, bags, clothing/footwear/accessories and jewelries accounted for 25.2%,23.0%, 26.4% and 16.0% of our total GMV, respectively. The following table illustrates the categories of upscale lifestyle products we offer:

Product category	Product description

Bags	Top-handle bags, shoulder bags, cross-body bags, evening bags, purses, clutches, wristlets, wallets, cosmetics bags, satchels, rucksacks, luggage and waist bags

Watches	Automatic self-wind, mechanical hand-wind and quartz wrist watches for men and women with leather or metal bands for social, outdoors and various other occasions, as well as watch accessories

Womenswear	A variety of apparel and styles, including gowns, dresses, coats, casual wear, jeans, outerwear, swimsuits and lingerie

Menswear	A variety of apparel and styles, including formal suits, coats, casual and smart-casual T-shirts, polo shirts, jackets, pants and underwear

Footwear	Designer shoes for women and men for both casual and formal occasions

Children’s wear	Apparel and footwear for boys, girls, infants and toddlers

Sportswear	Sports apparel, gear and footwear

Cosmetics and skin care	Lip gloss, nail polish, perfume, makeup remover, cosmetic applicators, facial cleansers, moisturizers, facial masks, lotions, toners, shampoos, conditioners and body washes

Jewelry	Fashion jewelry in a variety of styles and materials, including ear-rings, brooches, necklaces and pendants, bracelets, charms, rings, gold bullions and gold derivative products for investment purpose

Accessories	Belts, scarfs, eyewear, gloves, ties, hats and umbrella

Automobile	Luxury sedans, sports cars, SUVs, MPVs, trucks and jeeps

Home goods

Home furnishings, including bedding and bath products, home decor, dining and tabletop items, kitchenware, electronics and small household appliances, lighting, maternity products, toys and games, musical instruments and wine

Fine food and beverage	High-end chocolate, tea, coffee, soft drinks, soda water and wine

Lifestyle services	Fine dining, vacation packages, hotel stays, chartered flights, private jet rentals and drones

Art	Paintings, drawings and sculptures, and related services, such as customization, authentication and certification

High-end Chinese original products	Handcraft, Chinese designer apparel, furniture, tea, and famous Chinese brand products

General Pricing Policy

We set our prices based on the retail prices set by brands and distributors to be competitive with those on other major online retail websites and in physical stores in China. Benefiting from our economies of scale, we are able to negotiate with our suppliers for prices that are competitive with those they offer to other sales channels.

Authentication and Quality Control Procedures

We believe we have one of the most stringent authentication and quality control procedures in the Chinese e-commerce industry. Almost all products sold on our platform are subject to our ISO-9001 certified authentication process. We are the first online upscale products and services platform that was authorized to jointly establish a work station with the Chinese National Leather Products Quality Supervision and Examination Center to authenticate leather products in Beijing, China.

Product sourcing.    We diligently examine the product sourcing channels and qualification of our suppliers. Our form supply agreement requires suppliers to represent that the products they supply are authentic, are from legitimate sources and do not infringe upon rights of third parties, and to indemnify us for any damages resulting from any breach of such representations.

Inspection.    After the products arrive at our logistics centers, we carefully inspect the exterior of the products and immediately reject or return products that do not meet the purchase order specifications or our quality standards, such as products with broken or otherwise compromised packaging.

Authentication.    After the products have been inspected, they generally undergo our standard authentication procedures.

For our first-level authentication, our experienced authentication professionals carefully examine the physical traits of products according to our standard authentication protocols to ensure their authenticity. Our authentication professionals, a number of whom hold senior engineer titles and governmental certifications, have an average of 15 years of work experience in the luxury retail product industry. Our authentication professional team is one of the largest full-time authentication teams in Asia among online upscale products retail platforms. Our second-level authentication leverages our sophisticated laboratory equipment to examine the chemical characteristics of the products. Additionally, products that have been determined to be authentic by the first two levels of authentication remain subject to our random selection for further testing in order to ensure the genuineness of the products we offer.

Proprietary database.    Leveraging our rich experience in the luxury product retail industry, we have built a comprehensive database featuring detailed product information covering a wide range of brands, which, as of December 31, 2017, contained detailed product information covering over 3,000 domestic and international brands. Our proprietary database guides every step of our authentication procedures. We continuously update our database by gathering information on the latest products debuted by luxury brands.

Online authentication.    Building on our big data technology and proprietary database, we are able to provide online authentication services of luxury products to our customers and customs offices throughout China. Online authentication services are used as a preliminary authentication check against our authentication standards and additional physical authentication will be conducted before we accepted the products or send the products to our customers.

Fulfillment

We have established a logistics and delivery network with nationwide coverage. We engage reputable global and domestic third-party delivery companies to ensure reliable and timely delivery. We offer free shipping on all products fulfilled domestically. Customers also have the option to pick up products at one of our offline experience centers or partnered brand stores. For overseas direct sales, we incentivize customers to pick up the products at our overseas offline experience center by offering special discounts or perks.

Logistics Network and Warehouse Management System

Our logistics network consists of logistics centers strategically located in Beijing, Yichun, Hong Kong and Milan. Our Beijing logistics center handles essentially all products sold through our online shopping mall, flash sales and auction formats. Our Hong Kong logistics center processes all orders placed through our overseas direct sales format. Our offline experience centers also perform certain warehousing functions.

Our WMS enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product arrives in one of our logistics centers to the time the product is packaged and picked up by delivery service providers for delivery to a customer. Shipments from suppliers generally first arrive at or are first directed to one of our logistics centers. At each logistics center, each product is bar-coded and tracked through our WMS, allowing real-time monitoring of inventory levels across our logistics network and item tracking at each logistics center. We repackage all products to our standardized boxes before the products are shipped to our customers.

Delivery Services

We believe that timely and convenient delivery is essential towards customer satisfaction. We deliver orders placed on our online platform across China through reputable third-party delivery companies with global and nationwide coverage, including S.F. Express, DHL, YTO Express and China Post EMS. For higher-priced products, we offer customers with delivery addresses within the urban areas of Beijing, Shanghai and Chengdu the option to have their products delivered by our own employees in order to ensure product safety and to provide product introductions upon delivery. Alternatively, our customers, who prefer to pick up their order themselves, can also pick up products they ordered online at our conveniently located offline experience centers. Also, they may pick up certain products from collaborated branded store.

We typically negotiate and enter into service agreements with delivery service providers on an annual basis. We regularly monitor and evaluate the performance of our delivery partners and their compliance with our contractual terms.

Suppliers

We have built a trusted global supply chain for upscale products and services, for which we provide a variety of technological and service support. Since we commenced our current business operation, we have attracted a broad group and large base of suppliers of upscale products, including brands, brand authorized distributors and individual and corporate suppliers. We believe our ability to generate significant sales and to provide high-quality after-sales customer service helps us attract new suppliers and build stronger relationship with our existing ones. Our comprehensive global supply system is designed to meet the diverse purchase preferences and needs of our customers, varying from in-season luxury products to highly sought-after classic styles and vintage and rare products.

We have established direct product sourcing relationships with a broad range of brands around the world, including Europe, the United States, Japan and South Korea, as well as Hong Kong. Leveraging our scale in China, we have also become the first e-commerce partner with a number of global brands in order to help such brands establish a presence in the China market. Our overseas direct sourcing offer Chinese consumers convenient access to luxury products sourced at attractive prices and fulfilled directly from overseas, without the need to travel abroad, and allow our consumers to make payments in Renminbi. We synchronize our order and logistics information with the local customs bureau in China, which together with our expertise in overseas direct products sourcing and logistics, enable us to provide fast and convenient delivery and customs clearance services for our customers.

Maintaining strong relationships with our suppliers is important to the growth of our business. Any negative developments in our relationships with our existing suppliers could materially and adversely affect our business and growth prospects. If we fail to attract new suppliers and third-party merchants, our business and growth prospects may be materially and adversely affected. See “Item 3.D. Risk Factors — Risks Related to Our Business — If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.”

Supplier Selection

Our merchandizing team is responsible for identifying potential suppliers based on our supplier selection guidelines. For brand suppliers, we consider their industry positions since we aim to prioritize selling top brands, whereas for brand authorized distributor suppliers, we favor level one distributors because level one distributors usually guarantee the authenticity of their products. Additionally, we follow an internal suppliers selection system that considers pricing, profits, credibility, services and potential long-term collaboration. Once a potential supplier is identified, we conduct regular due diligence reviews on its qualifications based on our selection criteria.

For other individual and corporate suppliers who apply to have their products on our online platform, our merchandizing team first determines whether to accept the application based on the marketability of such products and their compatibility with our auction sales format. For approved applications, we require the owners to deliver the products to us for authentication. Once the products have been authenticated, we determine the initial bidding prices in consultation with the owners based on a number of factors such as marketability, the initial purchase price, brand and wear and tear.

Supply Arrangements

For products fulfilled domestically, we generally enter into standard supply agreements with suppliers. We stock the products at our warehouses before orders are placed on such products by our customers. Our suppliers can monitor the inventory level of the products they supplied using our system and timely respond to our sales demands. In anticipation of major sales events, we provide advance notice to the relevant suppliers so that they can reserve sufficient stock to meet potential surge in demand.

For products fulfilled overseas and sold through our overseas direct sales format, we only purchase a product from our supplier when an order has been placed and paid for by a customer.

Product Selection

Our merchandizing team possesses insights and deep understanding of our existing and potential customers’ evolving needs and preferences. Before selecting a product to be offered on our platform, we consider and analyze historical sales data, latest fashion trends, seasonality and customer reviews and feedbacks to estimate the quantity sales format for a particular product. We carefully plan our product mix to achieve a balanced and complementary product offering across different upscale product categories.

Inventory Management

While we pay for products fulfilled from overseas at the time we purchase them, we generally do not pay in advance for other upscale products that we purchase or source from our domestic suppliers. For some of our suppliers, we only have to settle payment after the products we sourced from such suppliers are sold.

Our WMS allows us to efficiently manage our inventories, track products, and deliver products to our customers on a timely basis. We use an ERP system to monitor and actively track sales data. This system helps us make timely adjustments to our procurement plan and minimize excess inventory.

Marketing

We believe that the most effective form of marketing is to continuously enhance our customer experience, as customer satisfaction leads to word-of-mouth referrals and recurring purchases. We have been able to build a large and loyal customer base primarily through comprehensive customer services and a variety of advertising and brand promotion activities.

For our most loyal customers and members, we host periodic online and offline events, including seminars, aimed at providing them with useful information about fashion trends and wardrobe tips, which serve as cross-selling opportunities for us. We provide various incentives to our customers and members to increase their spending and loyalty, and we send targeted e-mails and text messages to our customers periodically with product recommendations and promotions based on their online shopping habits and behavior. For example, we offer a selection of deeply discounted products on special occasions, such as our annual Luxury Festival beginning on December 17 of each year and Secoo anniversary sales on July 7 each year and Double 11 singles day shopping festival, and on major holidays, such as Thanksgiving, Christmas and Chinese New Year. We also hold daily sales events for selected brands and products for a limited period of time through our flash sales. We have continued to realize cross-selling opportunities from our existing customer base by creating more diversified sales formats and increasing our product offerings.

Leveraging our sophisticated business intelligence system and big data technology, we are able to generate a deep understanding of the characteristics of our target customer group. With this knowledge, we precisely direct our marketing efforts through both online and offline channels in order to efficiently reach our new customers. We also collaborate with other major online platforms in China to innovate current online marketing model. For example, in December 2016, we began to cooperate with a leading internet company in China to through which we exchanged non-sensitive customer information to further enhance understanding of our consumers’ online behavior and patterns. Through our collaboration, we are able to backtrack our customers’ online habits and behavior in addition to their online shopping preferences. We work with prestigious brands, to use our innovative marketing model. If this innovative marketing model proves to be successful, we will not only be able to more precisely improve and upgrade our marketing model, but also transfer ourselves into a marketing data and model provider and generate revenues through feeding valuable marketing data to brands and other companies. We intend to further apply our big data technology to explore upscale products and services consumers’ online behavior and patterns so that we can expand our advertising, marketing and promotion cooperation with other major online platforms and brands.

Building on our foundation as a reputable and trusted brand, we continue to use cost-effective and expanded branding initiatives nationwide to reinforce our reputation in the online luxury consumption industry. We believe that our China Luxury E-commerce Whitebook published in 2016 has been recognized as an authority in luxury product retail industry in China. We conduct online marketing activities through major social networks, social media portals, online video, search engines and other major websites in China. To enhance our brand awareness, we have also engaged in brand promotion activities such as advertising on national television networks and on billboards in residential and commercial complexes in major cities in China. Additionally, our cooperation with luxury brands, omni-channel commerce solutions, entertainment stars and other major industry players also greatly enhanced our brand credibility and reputation in the market.

Technology

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our strong technology platform is vital in supporting our pursuit of a continually improving customer experience, including the customer experience of our mobile users. From our website, the primary customer interface, to the back end management systems, our technology platform supports smooth and accurate operational execution as well as seamless information flow, data consistency and analytics. We have adopted a service-oriented architecture supported by big data technology, which consist of front-end and back-end modules. Our network infrastructure is built on self-owned servers located in data centers operated by a major PRC internet data center provider. We are implementing enhanced cloud architecture and infrastructure for our core data processing system to augment our existing virtual private network as we continue to expand our operations, enabling us to achieve significant operational efficiency through a virtual and centralized network platform. The principal components of our technology platform include:

Website and mobile applications.    Our website, together with our mobile applications, is our primary customer interface, which mainly include product display, account management, category browsing, shopping cart, order processing and payment functions. Our website and mobile applications are supported by our proprietary content distribution network, dynamic and distributed cluster and two core databases on merchandise and customers, providing our customers with quicker access to the product display in which they are interested, and facilitating faster check outs. We have designed our systems to cope with our maximum peak concurrent visitors at all times. As a result, we are able to provide our customers constantly smooth online shopping experience.

Business intelligence system.    Our business intelligence systems enable us to effectively collect, analyze and make use of internally generated customer behavioral and transaction data. We use this information for merchandizing, product sourcing, customer profiling, recommendation and marketing. Our business intelligence system is built with the proprietary cloud computing infrastructure, providing decision-making intelligence such as dashboard operation, operational analysis, market analysis, sales forecasts and products such as anti-fraud filters, precision marketing, and other application-oriented intelligent products that facilitate data-driven decision-making and increase our product sales. We will continue to develop and upgrade our sophisticated business intelligence system to effectively utilize the large amount of user behavioral data generated through our website and mobile applications.

Big data technology.    We have developed our consumer behavior data analysis capabilities, which enable us to conduct customer profiling to enhance segmentation and personalization. Leveraging our big data technology, we are able to create customized product recommendations to support push and targeted marketing, allowing us to efficiently attract new customers as well as new purchases from existing customers. We have collaborated with other online platform to further apply our big data technology to precise and targeted marketing in the luxury product retail industry. Leveraging this consumer behavior data, we are able to more precisely target our potential customers through online marketing.

CRM, ERP and WMS.    Our customer service system mainly consists of our CRM and our customer data analysis and membership management system. Our customer relationship management system tracks customer information, including customers’ outstanding orders, order and payment history, and settings and preferences, as well as all interaction between our customer service representatives and our customers, to ensure consistent and high quality customer service. Through our membership management system, we are able to increase our customers’ loyalty and fully utilize our platform to fulfil their all high-end lifestyle needs. Our ERP system integrates our management of suppliers, accounting and product distribution information. We use our ERP system to monitor and actively track sales and inventory data. This system helps us make timely adjustments to our procurement plan and minimize excess inventory. Our WMS allows us to efficiently manage our inventories, track products, and deliver products to our customers on a timely basis. Our WMS allows us to efficiently manage our inventories, track products, and deliver products to our customers on a timely basis.

We have developed most of the key business platform through our in-house IT department. We also license certain software from reputable third-party providers and work closely with them to customize the software for our operations. We have implemented a number of measures to protect against system failure and data loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, daily off-line data back-up and redundancy and load balancing.

We believe that our module-based systems are highly scalable, which enable us to quickly expand system capacity and add new features and functionality to our systems in response to evolving business needs and customer demands without affecting the operation of existing modules. We have also adopted rigorous security policies and measures, including encryption technology, to safeguard our proprietary data and customer information.

For our offline experience centers, we have developed a suite of smart and innovative technology that enhances shopping experience and our customer service. Our Bluetooth smart devices track customer locations and behavior throughout the offline experience centers. When a customer scans the QR code of a product with our mobile application or simply moves a smart phone close to the product, it will show up in the online shopping cart of the customer. This facilitates one-click check-outs later on.

Intellectual Property

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2017, we owned 9 patents, 250 registered trademarks, copyrights to 18 software programs developed by us relating to various aspects of our operations and 51 registered domain names, including secoo.com. Of the 250 registered trademarks, 220 are registered in the PRC, 16 are registered in Hong Kong, 4 are registered in the US, 4 are registered in Spain, and 6 are registered in Europe. We are in the process of applying for 14 patents in the PRC.

Competition

We face competition from traditional offline upscale product retailers and their online platforms, domestic and global brand online platforms, major domestic e-commerce platforms and global online upscale product retailers, such as Net-A-Porter.com.

We anticipate that the retail market of upscale products will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that we compete primarily on the basis of large and loyal customer base with high purchasing power, proprietary business intelligence system and big data technology, global supply chain, authentication, quality control and after-sales services capabilities and our brand reputation.

Employees

As of December 31, 2015, 2016 and 2017, we had 738, 544 and 829 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2017:

Function	Number of employees
Business development, sales and marketing	455
Technology support	218
Fulfillment	49
Administration and management	107
Total	829

Our success depends to a large extent on our ability to attract, train, motivate and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. To date, we have not been involved in any significant labor disputes.

Insurance

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our high-valued inventory in our logistics centers. We also purchased property insurance to cover our products sold under our cash-on-delivery payment method while in transit. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We consider our insurance coverage to be sufficient for our business operations in China.

Regulations

Regulations Relating to Foreign Investment

Industry Catalog Relating to Foreign Investment.    Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, and in some cases the Chinese partners are required to hold the majority interests in such joint ventures. In addition, industries in the restricted category of the Catalog are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The latest amended Catalog, which took effect on July 28, 2017, further relaxes market access through regulatory reforms such as allowing foreign investors to have complete ownership of equity interest in e-commerce businesses.

On October 8, 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, which became effective on the same day and was further amended in July 2017. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIEs are subject to record filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters is subject to the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. Pursuant to the Announcement (2016) No. 22 of the National Development and Reform Commission and the Ministry of Commerce issued on October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalog and the encouraged categories which are subject to certain requirements relating to equity ownership and senior management.

Currently, the business scope of our wholly-owned subsidiary in the PRC, Kutianxia contains the business of development of computer software and technology, which falls within the encouraged category under the Catalog.

Foreign Investment in Value-Added Telecommunications Businesses.    The Regulations for Administration of Foreign-invested Telecommunications Enterprises, which was promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 and February 2016, respectively, set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Subject to several exceptions, these regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China to have a good and profitable record and operating experience in this industry.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License holder fails to comply with the above requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to impose administrative measures on such license holder, including revoking its ICP license.

To comply with the PRC regulations discussed above, we operate our website and commercial value-added telecommunications services through Beijing Secoo and Beijing Auction, our PRC consolidated variable interest entities, each of which holds an ICP License. Beijing Secoo and Beijing Auction, the operator of our website, secoo.com, secoo.cn, siku.cn, secooing.com and etc., also owns the relevant domain names and trademarks used in our value-added telecommunications businesses.

On June 19, 2015, the MIIT issued the Circular on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce), or the New E-commerce Circular, pursuant to which, foreign investors are allowed to hold up to 100% equity interest of an entity operating online data processing and transaction processing business (operational e-commerce) in China. Although the New E-commerce Circular relieved shareholding percentage restriction for foreign investors in the online data processing and transaction processing business (operational e-commerce), such “operational e-commerce” is not defined in either the New E-commerce Circular or other relevant laws and regulations, and meanwhile relevant requirements provided by the Regulations for Administration of Foreign-invested Telecommunications Enterprises shall still apply. For example, the requirement that the major foreign investor needs to have a good track record and operating experience in the value-added telecommunications service industry will still apply when applying for the license for online data processing and transaction processing business (operational e-commerce). So far, there remain significant uncertainties with respect to the interpretation and implementation of the New E-commerce Circular by the competent authorities and the application for the license regarding online data processing and transaction processing business (operational e-commerce) by a wholly owned foreign invested enterprise in practice.

Considering the uncertainty of the implementation of the New E-Commerce Circular, we have kept on operating our website and commercial value-added telecommunications services through Beijing Secoo.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

ICP License.    The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In March 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses (“Administrative Measures on Telecommunications Business Operating Licenses (2009 version)”), which set forth the specific types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. In June 2017, the MIIT promulgated a new version of the Administrative Measures on Telecommunications Business Operating Licenses, which took effect and superseded the Administrative Measures on Telecommunications Business Operating Licenses (2009 version). The new Administrative Measures on Telecommunications Business Operating Licenses simplifies the procedures to apply for telecommunications business operating license and strengthen the supervision of daily operation of telecommunications business. Each of Beijing Secoo and Beijing Auction, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the operation of our telecommunication business. See “Item 3.D. Risk Factors — Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Auction License.    Pursuant to the Auction Law of the PRC, an enterprise engaging in the bidding and auction of various products as permitted by auction-related laws of the PRC other than cultural relics shall satisfy various criteria, such as having registered capital of at least RMB 1 million and having sufficient number of professionals among whom at least one should be the auction master. The auction activities shall be carried out by the auctioneer with qualification certificate. To engage in the bidding and auction business, domestic auctioneers shall first be verified and authorized by the auction administration department of the provincial government, and subsequently registered with the local counterparts of the State Administration of Industry and Commerce, or SAIC, while the foreign-invested auctioneers, whose business does not involve auction of cultural relics, shall directly register with the local counterparts of SAIC and make after-registration filing with competent local counterparts of the Ministry of Commerce, and also obtain auction business permit from the competent local counterparts of the Ministry of Commerce before the operation of their auction business. Entities engaging in auction business without approval and registration may be ordered to cease business and face monetary penalties. Beijing Auction has obtained an auction license from Beijing Municipal Commission of Commerce for our auction business.

Food Distribution Permit.    China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Under the Food Safety Law of the PRC, as amended and effective in October, 2015, the sale of food or beverages must be licensed in advance. Pursuant to the Administrative Measures on Food Operation Licensing as amended and effective on November 17, 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. Beijing Secoo holds a food distribution permit issued by the Xicheng Branch of Beijing Food and Drug Administration for our food distribution business, including distribution of health care food and baby and infant formula milk powder.

Publication Operation Permit.    Pursuant to the Administrative Measures for the Publication Market which were promulgated by the General Administration of Press and Publication, Radio, Film and Television and the Ministry of Commerce and became effective in June 2016, any entity or individual engaging in the distribution of publications, including books, newspapers, magazines and audio-video products, must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Beijing Secoo has obtained a Publication Operation Permit for the retail sale and online sale of books, magazines, periodicals, electronic publications and audiovisual products.

Medical Device Operation Record-filing.    The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014 and November 2017, divide medical devices into three types. Enterprises engaging in the sale of (i) Type I medical devices do not need any license or recording-filing, (ii) Type II medical devices must file with the relevant drug supervision and administration authority, and (iii) Type III medical devices must obtain a Medical Device Operation Enterprise Permit from the relevant drug supervision and administrative authority. Beijing Secoo has completed the Medical Device Operation Record-filing with Beijing Food and Drug Administration for the sale of several types of Type II medical devices.

Regulations Relating to E-Commerce, Internet Content and Information Security and Privacy

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating this industry. In May 2010, the SAIC adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAIC or its local branches must make the information stated in their business licenses available to the public or provide links to their business licenses on their websites. Online distributors must adopt measures to ensure the safety of online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. The above measures were replaced by the Measures for the Administration of Online Commodities Trading issued by the SAIC on January 26, 2014 which became effective on March 15, 2014. These newly issued measures further impose more stringent requirements and obligations on the online trading or service operators. Where the online distributors also act as marketplace platforms that provide service to third-party merchants, the online distributors are obligated to examine the legal status of the third-party merchants and make the information stated in the business licenses of such third-party merchants available to the public or provide a link to their business licenses on the website, as well as make clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. We are subject to such rules as a result of our online merchandised sales and online marketplace business. In January 2017, the SAIC adopted the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which took effective in March 2017, pursuant to which, customers are entitled to return goods without a cause, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products, which are downloaded online or of which the packages have been opened by customers, and delivered newspapers or periodicals. The Administrative Measures on Internet Information Services specify that internet information services regarding news, publication, education, pharmacy and medical appliances, among others, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP Licenses or filings. We issued prepaid cards which can be used to buy products on our websites. Pursuant to the Administrative Measures for Single-purpose Commercial Prepaid Cards, which was promulgated by the PRC Ministry of Commerce in September 2012, and subsequently amended in August 2016, card issuers shall go through record-filing procedures in relation to their single-pay or prepaid cards service. Beijing Secoo has completed the record-filing procedures in relation to the single-pay prepaid cards service.

Furthermore, the Administrative Measures on Internet Information Services clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove such content immediately, keep a record of it and report it to the relevant authorities.

Internet information in China is also regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights of third parties. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any personal information of its users or provide any such information to third parties without the consent of such users. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of their personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep user’s personal information confidential, and in case of any leakage or potential leakage of the information of its users, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of personal information must be subject to the consent of the relevant user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above regulation may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We have required our users to consent to our collection and use of their personal information, and have established information security systems to protect user’s privacy. Pursuant to the PRC Cyber Security Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, network operators shall take technical and other necessary measures pursuant to the laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incident effectively, prevent illegal and criminal activities and maintain the integrity, confidentiality and usability of network data. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Regulations Relating to Product Quality and Consumer Protection

The PRC Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The amended PRC Consumer.

Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from the sellers or service providers. As to legal liabilities of the online marketplace platform operator, the PRC Consumer Protection Law and the Regulations of Several Issues on the Application of Laws in the Trial of Food and Drugs Cases issued by the Supreme People’s Court of the PRC on December 23, 2013 set forth that, where a consumer purchases products or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform operator fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform operator. If the online trading platform operator gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform operator has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform operator is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement.

The Tort Liability Law of the PRC, which was enacted by the Standing Committee of the National People’s Congress on December 26, 2009, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages.

We are subject to the above laws and regulations as an online retailer of commodities and a marketplace service provider and believe that we are currently in compliance with these regulations in all material aspects.

Regulations Relating to Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains and fines. The business operators may be ordered to suspend business for rectification or have their business licenses revoked under severe circumstances. We are subject to the Pricing Law as an online retailer and believe that our pricing activities are currently in compliance with the law in all material aspects.

Regulation on Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Contract Law, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks, domain names and copyrights.

Trademark.    The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2017, we owned 250 registered trademarks in different applicable trademark categories and were in the process of applying to register 129 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB3 million.

Domain Name.    Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017 and as amended on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered a number of domain names including secoo.com.

Copyright.    Pursuant to the PRC Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information network. Pursuant to the relevant PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the internet, (ii) are or should be aware of the infringing activities committed by their website users through the internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement on certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our platform and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Software Copyrights.    In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001 and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002 and amended subsequently, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 18 computer software copyrights in China as of December 31, 2017.

Regulation on Employment

The PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016, and (iii) such plan shall be filed with the local bureau of human resources and social security. Nevertheless, the Labor Dispatch Provisions do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012. In addition, the employer shall not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees.

Regulations on Tax

The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

Pursuant to the PRC Provisional Regulations on Value-Added Tax and their implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sale of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, at the rate of 17% on revenues generated from sales of goods, less any deductible VAT already paid or borne by such entity. On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Circular on Adjusting Value-added Tax Rates, or Circular 32.  Under Circular 32, which will become effective on May 1, 2018, the VAT rate of 17% will be reduced to 16%.

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services that fall under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues with certain exceptions. Our PRC subsidiaries and consolidated variable interest entities were subject to business tax at the rate of 5% for their marketplace services. Since January 1, 2012, the PRC Ministry of Finance and the SAT have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on the nationwide basis in the PRC. Under the current tax rules, sales of used goods by our PRC subsidiaries and consolidated variable interest entities shall be subject to VAT at effective rate of 2%, while VAT is applicable at a rate of 3% for the sale of consigned goods by our PRC subsidiaries and consolidated variable interest entities.

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015 and replaced Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any non-resident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities.

Pursuant to the Law on the Administration of Tax Collection of the PRC which was enacted by the Standing Committee of the National People’s Congress on September 4, 1992 and amended in April 2015, if a taxpayer fails to pay tax within the time limit pursuant to applicable tax laws or regulations, the tax authorities may, subject to the specific circumstances in each case, impose penalties on such taxpayer, including without limitation, imposing surcharge or imposing a fine of not more than five times the amount of the underpaid tax.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or banks designated by SAFE is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the SAFE improves foreign exchange administration in direct investment by repealing or adjusting certain approval items for foreign exchange administration in direct investment.

On March 30, 2015, SAFE promulgated Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular No. 19, which came into effect on June 1, 2015. According to SAFE Circular No. 19, the foreign currency capital contribution to a foreign invested enterprise, or an FIE, in its capital account may be converted into RMB on a discretional basis. Furthermore, on June 15, 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16. SAFE Circular No 16 provides, in addition to foreign currency capital, enterprises registered in the PRC may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to RMB on a discretional basis. SAFE Circular No. 16 also reiterates that the use of capital so converted shall follow “the principle of authenticity and self-use” within the business scope of the enterprise. According to SAFE Circular No. 16, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks’ principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

Regulations Relating to Dividend Distribution

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserve funds and employee welfare and bonus funds are not distributable as cash dividends. Our PRC subsidiaries are wholly foreign-owned enterprises subject to the described regulations.

SAFE and NDRC Regulations on Offshore Special Purpose Companies Held by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular No. 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular No. 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular No. 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. SAFE Circular No. 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular No. 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular No. 13, in February 2015, which took effect on June 1, 2015. SAFE Circular No. 13 has amended SAFE Circular No. 37 by requiring PRC residents or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

PRC residents who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of SAFE Circular No. 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change involving the SPV registered, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular No. 37 and SAFE Circular No. 13, misrepresent on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent company or affiliates and the capital inflow from the offshore parent company, and may also subject the relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Mr. Richard Rixue Li and Ms. Zhaohui Huang, our founders, have completed required registrations with the local counterpart of SAFE in relation to our financing and restructuring and the subsequent changes to our shareholding structure.

Administrative Measures for Outbound Investment by Enterprises, or NDRC Measures No. 11, promulgated by NDRC on December 26, 2017 and to be effective on March 1, 2018, regulates that the NDRC Measures No. 11 shall be implemented by reference to PRC citizens residing in mainland China who seek offshore investments via overseas enterprises under their control. Under the NDRC Measures No. 11, such PRC citizens’ overseas investments shall be subject to administration by record-filing with NDRC or its local counterparts or shall be subject to approval of NDRC if such overseas investments are sensitive projects, such as projects in sensitive countries and regions or involving sensitive industries. As the NDRC Measures No. 11 has not yet become effective so far, there remains significant uncertainties on its interpretation and implementation by the competent authorities in practice with respect to whether our founders’ current investments in us via their offshore holding company or their future transaction with our shares will be subject to the administration or approval.

SAFE Regulations on Employee Stock Incentive Plan

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations upon the completion of our initial public offering. Failure of our PRC option holders or restricted shareholders to complete their SAFE registrations may subject us and these employees to fines and other legal sanctions.

The SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

C.                                    Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our major subsidiaries and variable interest entities, as of the date of this annual report:

Contractual Arrangements with our Variable Interest Entities and Their Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly owned subsidiary, Kutianxia, our variable interest entities, Beijing Secoo and Beijing Auction, and the shareholders of Beijing Secoo and Beijing Auction.

Agreements that provide us with effective control over Beijing Secoo and Beijing Auction

Equity Pledge Agreements.    On May 24, 2011, Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo entered into equity pledge agreements which was renewed on May 8, 2017. Pursuant to these equity pledge agreements, each of the shareholders of Beijing Secoo pledges all of their equity interests in Beijing Secoo to guarantee Beijing Secoo’s performance of its obligations under the exclusive business cooperation agreement. If Beijing Secoo breaches its contractual obligations under the exclusive business cooperation agreement, Kutianxia, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Beijing Secoo agree that, during the term of the equity pledge agreements, they will not dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Kutianxia’s rights relating to the equity pledge shall not be prejudiced by the legal actions of the shareholders, their successors or their designees. During the term of the equity pledge agreements, Kutianxia is entitled to all of the dividends and profits distributed on the pledged equity interests. The equity pledge agreements have a term of ten years which will be automatically extended corresponding to the extension of the exclusive business cooperation agreement, where applicable. The pledge on Beijing Secoo’s equity interests contemplated in the equity pledge agreements became effective on January 11, 2012 when it was registered with Beijing Administration for Industry and Commerce, and the equity pledge registration was subsequently renewed on June 12, 2017. The equity pledge agreements shall be terminated as and when the exclusive business cooperation agreement terminates.

On September 15, 2014, Kutianxia, Beijing Auction and the shareholders of Beijing Auction entered into equity interest pledge agreements. Pursuant to these equity interest pledge agreements, each of the shareholders of Beijing Auction pledges all of their equity interests in Beijing Auction to guarantee their and Beijing Auction’s performance of obligations under the exclusive business cooperation agreement and the loan agreements. If Beijing Auction or their shareholders breach their contractual obligations under these agreements, Kutianxia, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Beijing Auction agree that, during the term of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without prior written consent of Kutianxia, and they will notify Kutianxia if its rights relating to the equity interest pledge might be prejudiced by any events. During the term of the equity interest pledge agreements, Kutianxia has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge on Beijing Auction’s equity interests contemplated in the equity pledge agreements became effective on February 15, 2015 when it was registered with Beijing Administration for Industry and Commerce in accordance with the PRC Property Rights Law, and will remain effective until Beijing Auction and its shareholders discharge all their obligations under the exclusive business cooperation agreement and the loan agreements.

Exclusive Option to Purchase Agreements.    On May 24, 2011, Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo entered into exclusive option to purchase agreements. Pursuant to these exclusive option to purchase agreements, each of the shareholders of Beijing Secoo irrevocably grants Kutianxia an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Beijing Secoo at the lowest price permitted by applicable PRC law. Beijing Secoo and its shareholders agree not to undertake any acts which may adversely affect the interests and rights of Kutianxia in Beijing Secoo without the prior consent of Kutianxia. The shareholders of Beijing Secoo commit that without the prior written consent of Kutianxia, they will not sell, pledge or dispose of their equity interests in Beijing Secoo to any other parties. Beijing Secoo commits that without the prior written consent of Kutianxia, it will not increase or decrease its registered capital, amend its articles of association, sell, pledge, dispose of or permit a lien to be created on its assets, commit to any debts or liabilities not arising in the ordinary course of business, grant any loans or credit to any person, enter into any material contracts not in the ordinary course of business, enter into any investments, business acquisitions or combinations, dissolving Beijing Secoo, or distribute dividends to the shareholders. Beijing Secoo and the shareholders of Beijing Secoo shall procure that individuals recommended by Kutianxia will be appointed as directors of the company. Beijing Secoo shall provide financial information to Kutianxia at the request of Kutianxia and ensure the continuance of the business. The Agreement has an initial term of ten years and is renewable at the election of Kutianxia.

On September 15, 2014, Kutianxia, Beijing Auction and the shareholders of Beijing Auction entered into exclusive option agreements. Pursuant to these exclusive option agreements, each of the shareholders of Beijing Auction irrevocably grants Kutianxia an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Beijing Auction. In addition, the purchase price shall be RMB 1 million in aggregate, which equals the amount that the shareholders contributed to Beijing Auction as registered capital for the equity interests to be purchased, or if the PRC law requires a minimum price higher than the aforesaid price, be the lowest price permitted by applicable PRC law. Beijing Auction and its shareholders agree not to undertake any acts which may adversely affect the interests and rights of Kutianxia in Beijing Secoo without the prior written consent of Kutianxia and must guarantee Beijing Auction’s continuance. Without the prior written consent of Kutianxia, Beijing Auction may not increase or decrease the registered capital, dispose of its material assets, enter into any material contract, engage in merger and acquisitions, invest in third parties, distribute dividends to the shareholder, amend its articles of association and provide any loans or credits to any third parties. The shareholders of Beijing Auction agree that, without the prior written consent of Kutianxia, they will not transfer or otherwise dispose of their equity interests in Beijing Auction or create or allow any encumbrance on the equity interests. The exclusive purchase option agreement will remain effective until all equity interests in Beijing Auction held by its shareholders are transferred or assigned to Kutianxia or its designees.

Powers of Attorney.    Pursuant to the powers of attorney, each of the shareholders of Beijing Secoo irrevocably appoints Kutianxia as its attorney-in-fact to exercise on its behalf any and all rights that such shareholders have in respect of their equity interests in Beijing Secoo conferred by relevant laws and regulations and the articles of associate of Beijing Secoo. The power of attorney became effective on May 24, 2011 and will remain effective as long as long as these shareholders remain as shareholders of Beijing Secoo.

Pursuant to the powers of attorney, the shareholders of Beijing Auction each irrevocably appointed Kutianxia as their attorney-in-fact in respect of their shareholdings, including voting on their behalf on all matters of Beijing Auction that requires shareholder approval under PRC laws and regulations as well as Beijing Auction’s articles of association. The power of attorney became effective on September 15, 2014 and will remain effective until the date the shareholders of Beijing Auction cease to hold any equity interest in Beijing Auction.

Loan Agreements.    Under the loan agreements between Kutianxia and each of the shareholders of Beijing Auction dated as of September 15, 2014, Kutianxia made interest-free loans in an aggregate amount of RMB1 million to the shareholders of Beijing Auction exclusively for the purpose of the initial capitalization of Beijing Auction. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Beijing Auction to Kutianxia or its designated representatives pursuant to the exclusive option agreements. The term of the loan agreement is ten years from the date of the loan agreement and may be extended upon mutual consent of the parties.

Agreements that allows us to receive economic benefits from Beijing Secoo and Beijing Auction

Exclusive Business Cooperation Agreement.    Under the exclusive business cooperation agreement between Kutianxia and Beijing Secoo dated May 24, 2011, and as amended on March 26, 2015 with a retrospective effect, Kutianxia is appointed as the exclusive service provider for the provision of business support and technology and consulting services to Beijing Secoo. The service fees payable by Beijing Secoo to Kutianxia depend on the amount of services provided and the market value for those services. Beijing Secoo is required to provide its financial statements and all the related records of operations, business contracts and financial information to Kutianxia within a stipulated period of time subsequent to the financial year end. Kutianxia shall exclusively own the intellectual property rights created by Kutianxia or Beijing Secoo, as a result of the performance of this agreement. The agreement has an initial term of ten years and can be extended at the sole election of Kutianxia. Beijing Secoo is not permitted to terminate the agreement unless Kutianxia commits gross negligence or fraud.

Under the exclusive business cooperation agreement between Kutianxia and Beijing Auction dated September 15, 2014, and as amended on March 26, 2015 with a retrospective effect, Kutianxia is appointed as the exclusive service provider for the provision of business support and technology and consulting services to Beijing Auction. The service fees payable by Beijing Auction to Kutianxia depend on the amount of services provided and the market value for those services. Beijing Auction is required to provide its financial statements and all the related records of operations, business contracts and financial information to Kutianxia within a stipulated period of time subsequent to the financial year end. Kutianxia shall exclusively own the intellectual property. The agreement shall remain effective unless terminated by Kutianxia pursuant to the provisions of the agreement.

Exclusive Option Agreement to Purchase Intellectual Properties.    On May 24, 2011, Kutianxia and Beijing Secoo entered into an exclusive option agreement to purchase intellectual properties, pursuant to which Beijing Secoo granted to Kutianxia or its designees an exclusive and irrevocable right to purchase, to the extent permitted by the PRC law, a list of specified intellectual properties at any time Kutianxia would desire. The intellectual properties comprise domain names, copyright of the design or content of the websites, trademarks owned by Beijing Secoo and all intellectual properties purchased or developed by Beijing Secoo during the term of the Agreement, including but not limited to trademarks, trademark applications, patents, patent applications, software copyright, domain names, websites and technology knowhow. The agreement has a term of ten years and is renewable at the option of Kutianxia for another ten years.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•                  the ownership structures of Kutianxia Information, our PRC Subsidiary, and our variable interest entities and Beijing Secoo and Beijing Auction will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among our PRC Subsidiary, our variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online retail or auction businesses do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including but not limited to online retail or auction businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to Beijing Auction and Beijing Secoo do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.                                    Property, Plant and Equipment

As of the date of this report, we are headquartered in Beijing, where we have leased an aggregate of approximately 9,100 square meters of office, offline experience centers, customer service center and logistics center space. As of the date of this annual report, we have also leased an aggregate of approximately 12,440 square meters of offline experience centers, office and logistics center space in Chengdu, Shanghai, Shenzhen, Tianjin, Yichun, Xiamen, Qingdao, Hong Kong, Milan, Malaysia and New York. A summary of our leased properties as of the date of this annual report is shown below:

Location	Space (in square meters)	Use	Lease Term (years)
Beijing	9,100	Office, offline experience center, customer service center and logistics center space	1 - 6
Chengdu	1,100	Offline experience center and office	3
Shanghai	2,100	Offline experience center and office	2 – 10
Shenzhen	300	Office	1 - 2
Tianjin	550	Offline experience center and office	2-5
Yichun	4,700	Office and logistics center space	4
Hong Kong	400	Office and logistics center space	1 – 2
Milan	1,000	Office and logistics center space	4-6
Malaysia	800	Offline experience center	3
New York	50	Office	1
Xiamen	800	Offline experience center	5
Qingdao	640	Offline experience center	5

We typically enter into leasing agreements renewable every one or five years with independent third parties. We believe our existing facilities are sufficient for our near-term needs.

ITEM 4A.                   UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” or in other parts of this annual report.

A.                                    Operating Results

Overview

We have experienced significant growth since we commenced our business operations in 2011.

Key Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the online retail market in China, including China’s overall economic growth, the increase in per capita disposable income, the expansion of the urbanization, the growth of middle and high income classes, the growth in consumer spending and retail industry, governmental policies towards the cross-border e-commerce industry and the expansion of internet and mobile penetration. Unfavorable changes in any of these general factors could affect the demand for the products offered by us and could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by certain company-specific factors, including:

•                  our ability to attract and retain customers at reasonable cost;

•                  our ability to establish and maintain strong and long-term relationships with suppliers, including top-tier brands, and procure products at favorable terms;

•                  our ability to manage our mix of product categories and high-end lifestyle services;

•                  our ability to sustain growth and increase revenues while improving operating efficiency;

•                  our ability to control marketing and sales expenses through precise and targeted marketing leveraging business intelligence system and big data technology capabilities, while promoting our brand and platform cost effectively; and

•                  our ability to compete effectively and to execute our strategies successfully.

Net Revenues

We derive revenues from the sale of upscale products and services offered on our online platforms and in our offline experience centers. We commenced our current merchandising sales business model in 2011. We currently generate substantially all of our revenues from merchandise sales, whereby we act as principal for the direct sale of upscale products to customers. Merchandise sales revenues are recorded on a gross basis, net of discount, sales return, surcharges and taxes.

We also generate marketplace services revenues, whereby we act as a service provider to third-party merchants and charge fees for the sales of upscale products and services on our online platform. We began to expand our marketplace services business in 2014. Our marketplace services revenues are recorded on a net basis. Further, we also generate other service revenue from providing repair and maintenance services and advertising service. Other service revenue is recognized upon provision of the service.

The following table sets forth the key factors that directly affect our net revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	GMV (in RMB millions)
Online GMV
Mobile applications	1,379.5	53.6	2,600.1	74.9	4,396.8	675.8	83.5
Web	645.5	25.1	514.8	14.8	556.3	85.5	10.6
Total online GMV	2,025.0	78.7	3,114.9	89.7	4,953.1	761.3	94.1
Offline GMV	547.6	21.3	355.3	10.3	309.3	47.5	5.9
Total GMV (in RMB millions)	2,572.6	100.0	3,470.2	100.0	5,262.4	808.8	100.0
Total orders (in thousands)	623.8		953.7		1,437.0

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	Revenue (in RMB thousands)
Online Revenue
Mobile applications	879,994	50.5	1,826,312	70.4	2,973,116	456,959	79.5
Web	396,850	22.8	446,389	17.2	483,995	74,389	12.9
Total online revenue	1,276,844	73.3	2,272,701	87.6	3,457,111	531,348	92.4
Offline revenue	466,284	26.7	321,121	12.4	283,344	43,549	7.6
Total revenue	1,743,128	100.0	2,593,822	100.0	3,740,455	574,897	100.0

We monitor and strive to improve the following key business metrics to generate higher revenues:

Total number of orders.    Our total number of orders were 623.8 thousand in 2015, 953.7 thousand in 2016 and 1,437.0 thousand in 2017, respectively. The increases are contributed by our marketing strategy, more direct brand collaborations, the expansion of our product categories and promotions that increases the number of our new customers and active customers’ purchase frequency.

Total GMV.    We define GMV as the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products or services are delivered, returned or cancelled, as applicable. We consider GMV an important indicator of our growth and business performance as it measures the volume of transactions through our merchandise sales as well as marketplace services. Our GMV grew by 34.9% from RMB2,572.6 million in 2015 to RMB3,470.2 million in 2016 and grew by 51.6% from RMB3,470.2 million in 2016 to RMB5,262.4 million (US$808.8 million) in 2017, which is in line with our growth of total number of orders. Our total online GMV increased by 53.8% from RMB2,025.0 million in 2015 to RMB3,114.9 million in 2016 and increased by 59.0% from RMB3,114.9 million in 2016 to RMB4,953.1 million (US$761.3 million) due to the change of customer’s preference to shop online. Our offline GMV decreased by 35.1% from RMB547.6 million in 2015 to RMB355.3 million in 2016, and decreased by 13.0% from RMB355.3 million in 2016 to RMB309.3 million (US$47.5 million) in 2017.

Our revenue generated from mobile application, which contributed the majority of our revenue, increased from RMB880.0 million in 2015 to RMB1,826.3 million in 2016, and to RMB2,973.1 million (US$457.0 million). We generated 73.3%, 87.6% and 92.4% of our total revenue through our online platform in 2015, 2016 and 2017, respectively.

The table below sets forth a breakdown of our revenues from our merchandise sales, and marketplace and other services for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Merchandise sales	1,724,739	2,566,872	3,680,795	565,727
Marketplace and other services	18,389	26,950	59,660	9,170
Total	1,743,128	2,593,822	3,740,455	574,897

In 2017, we generated approximately 98.4% and 1.6% of our revenue from our merchandise sales, and marketplace and other services, respectively. Other services mainly include advertising and maintenance services and amounted to RMB7.8 million, RMB11.2 million and RMB17.5 million (US$2.7 million) in 2015, 2016 and 2017, respectively. We expect revenue contribution from our marketplace and other services to increase in the near future.

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our consolidated variable interest entities and their subsidiaries for the periods indicated as a percentage of total net revenues:

	Year Ended December 31,
	2015	2016	2017
Our company and our subsidiaries	10%	8%	6%
Our variable interest entities and their subsidiaries	90%	92%	94%
Total net revenues	100%	100%	100%

We expect to continue to generate a substantial majority of our revenues from our consolidated variable interest entities in the near future.

Cost of revenues

Our cost of revenues consists of primarily cost of merchandise sold and inventory write-downs, repair and maintenance staff payroll and related equipment depreciation. Our cost of goods sold does not include payment processing, packaging material and product delivery costs. Therefore, our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

Operating expenses

Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content development expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Fulfillment	66,546	3.8	82,047	3.2	99,064	15,226	2.6
Marketing	243,558	14.0	218,759	8.4	245,989	37,808	6.6
Technology and content development	40,904	2.3	54,262	2.1	62,081	9,542	1.7
General and administrative	77,861	4.5	74,310	2.9	110,059	16,917	2.9
Total operating expenses	428,869	24.6	429,378	16.6	517,193	79,493	13.8

Fulfillment expenses.    Fulfillment expenses consist primarily of packaging material costs, shipping costs and costs incurred in operating and staffing our fulfillment/logistics and customer service centers, including costs attributable to receiving, inspecting and warehousing inventories; picking, packaging, and preparing customer orders for shipment; third-party payment platform charges and responding to customer inquiries. Fulfillment expenses also include amounts charged by third parties that assist us in product deliveries and payment collections. Expenses related to our product authentication procedures, including personnel and equipment expenses, are recorded also under fulfillment expenses. We will continue to invest in our fulfillment and delivery network to support our long-term growth and in the meantime seek to achieve lower delivery cost by establishing further cooperation with third party couriers as our bargaining power increases. We expect that our fulfillment expenses will continue to increase in absolute amount with per order fulfillment expenses decreasing as a result of our continued business growth.

Marketing expenses.    Marketing expenses consist primarily of advertising expenses, rental charges, public relation costs, office expenses, depreciation costs, brand fee, payroll and related expenses for personnel engaged in marketing activities. Advertising expenses take up the biggest portion in marketing expenses. We continue to enhance our ability to conduct precise and targeted marketing leveraging our business intelligence system and big data technology in order to reduce our advertising expenses.

Technology and content development expenses.    Technology and content development expenses consist primarily of technology infrastructure expenses, payroll and related costs for employees involved in application development, category expansion, editorial content production on our online platform and system support expenses, as well as costs associated with computation, storage and telecommunication infrastructures. As we continue to expand our technological capabilities to support our anticipated growth and enhance customer experience, we expect our technology and content expenses to continue to increase in absolute amount in the foreseeable future.

General and administrative expenses.    General and administrative expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees for third parties and other general corporate costs, as well as costs associated with the use of facilities and equipment for these general corporate functions, such as depreciation and rental expenses. As our business further grows, we expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future.

Other expenses / (income)

Other expenses consist of (i) interest expense, net (ii) foreign currency exchange losses/(gains), and (iii) others. The following table sets forth the components of other expenses both in absolute amount and as a percentage of total net revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Interest expense, net	2,790	0.2	3,923	0.2	6,562	1,009	0.2
Foreign currency exchange losses/(gains)	7,425	0.4	11,418	0.4	(9,477)	(1,458)	(0.3)
Others	—	—	—	—	(4,148)	(637)	(0.1)
Total other expenses/(income)	10,215	0.6	15,341	0.6	(7,063)	(1,086)	(0.2)

Interest expense, net.    Our interest expense is comprised of interest costs and incidental charges associated with our bank borrowings net off by interest income.

Foreign currency exchange losses/(gains).    Foreign currency exchange losses/(gains) are primarily due to the foreign currency exchange losses/(gains) in association with cash, time deposits and restricted cash held by our Hong Kong subsidiary.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends.

PRC

Our PRC subsidiaries and consolidated variable interest entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law which became effective on January 1, 2008 and was further amended on February 24, 2017, and its implementation rules, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our PRC subsidiaries and consolidated variable interest entities are all subject to the tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this annual report.

Under the PRC Enterprise Income Tax Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding tax rate. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10%, if such Hong Kong enterprise directly holds at least 25% equity interest in the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interest and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015 and replaced the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any non-resident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hong Kong Secoo may be able to benefit from the 5% withholding tax rate for the dividends it receives from Kutianxia, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax. Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, non-PRC enterprises, or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. However, if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See also “Item 3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of each reporting period, and the reported amounts of revenues and expenses during each reporting period. We continually evaluate estimates and assumptions based on the most recently available information, our historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in facts and circumstances leading to a change in our estimates.

The following are descriptions of our critical accounting policies and estimates. They should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Consolidation of Variable Interest Entities

We operate a website through which we distribute products and communicate with our customers. In order to ensure our internet operation complies with PRC laws and regulations, the necessary PRC operating license which we require for operating our website is held by Beijing Secoo, our affiliated PRC entity. The equity interests of Beijing Secoo are held by our founders, who are PRC individuals. A series of contractual arrangements have been entered into between our PRC subsidiary, Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo. As a result of the contractual agreements, which include powers of attorney, an exclusive business cooperation agreement, an equity pledge agreement and exclusive option agreements, we have the ability to exercise control over Beijing Secoo and the subsidiaries of Beijing Secoo, direct their activities, receive substantially all of their economic benefits and have an option to purchase all of the equity interests and assets in Beijing Secoo when and to the extent permitted by PRC law at a minimum price. We consider that we are the primary beneficiary of Beijing Secoo and its subsidiaries, and accordingly these entities are our variable interest entities under U.S. GAAP. As such, we consolidate the results and financial position of Beijing Secoo and its subsidiaries in our consolidated financial statements.

We launched our online auction sales format in July 2014. The current PRC laws and regulations also restrict foreign ownership in auction sales business. In order to comply with the PRC laws and regulations, the necessary PRC license for our auction business is held by Beijing Auction, our PRC affiliated entity. The equity interests of Beijing Auction are held by our founders. A series of contractual arrangements have been entered into between our PRC subsidiary, Kutianxia, Beijing Auction and its shareholders. Through the contractual arrangements which include powers of attorney, an exclusive business cooperation agreement, an equity pledge agreement, exclusive option agreement and loan agreements, we consider we are able to exercise effective control over, bear the risks of, enjoy substantially all of the economic benefits of Beijing Auction, and have an exclusive option to purchase all or part of the equity interests in Beijing Auction when and to the extent permitted by PRC law at the minimum price possible. We conclude that we are the primary beneficiary of Beijing Auction, and accordingly Beijing Auction is our variable interest entity under U.S. GAAP. As such, we consolidate the results and financial position of Beijing Auction in our consolidated financial statements with effect from September 15, 2014, the date on which the series of contractual agreements between Kutianxia, Beijing Auction and the shareholders of Beijing Auction become effective.

Any changes in PRC laws and regulations that affect our ability to control Beijing Secoo and/or Beijing Auction might preclude us from consolidating the two entities and their subsidiaries in the future. We will continuously evaluate whether we are the primary beneficiary of our variable interest entities as facts and circumstances change.

Revenue Recognition

Our revenues are generated primarily from merchandise sales, marketplace services and other services.

Revenues are recognized when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

Sales allowances for returns, which reduce revenues, are estimated based on historical experience. Revenues are recorded net of value-added taxes, business taxes and surcharges.

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, we consider several factors in determining whether we act as the principal or as an agent in the arrangement of merchandise sales and provision of various related services and thus whether it is appropriate to record the revenue and the related cost of sales on a gross basis or record the net amount earned as service fees.

Merchandise Sales

Revenues are from merchandise sales when we act as principal for the sales of brand products to end customers online through our own internet platforms and offline at the offline experience centers. Online sales include sales through our online shopping mall, flash sales, auction and overseas sales.

We consider ourselves as a principal for the following reasons: (1) we are the primary obligor and are responsible for the acceptability of the products and the fulfillment of the delivery services; (2) we are responsible to compensate end customers if the products are counterfeit or defective goods; (3) we are also responsible for the loyalty program benefits offered in conjunction with the merchandise sales to the buyers; (4) we have latitude in establishing selling prices and selecting suppliers; (5) we assume credit risks on receivables; and (6) we have legal ownership of the inventory and have significant inventory risks even for those inventory with payment deferred until the following month after the inventory is sold as it has physical loss risk after acceptance of all the goods purchased from suppliers. Accordingly, we consider ourselves as the principal in the arrangement with the end customers and record revenue earned from merchandise sales on a gross basis.

With respect to proceeds from merchandise sales, before determining the timing of revenue recognition, we allocate proceeds from merchandise sales among sales of the products and customer loyalty program benefits based on relative fair value of each deliverable. Proceeds allocated to sales of goods are recognized as merchandise sales upon acceptance of delivery of products by buyers. Proceeds allocated to customer loyalty program benefits are recorded as deferred revenues.

We collect cash from end customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. Cash collected from end customers before product delivery is recognized as advances from customers.

Marketplace and other services

Service revenues include marketplace service revenue and other services revenue through the internet platform. Marketplace service revenue refers to the commission fee earned by us when we acts as an agent for sales of vendors’ goods and lifestyle services. Vendor’s goods can be sold through auction or online ordering and lifestyle services can be sold through online ordering.

In addition, the other services revenue primarily consists of 1) advertising service revenue and 2) service fees from the provision of repair and maintenance services to products such as handbags and watches.

With respect to the marketplace service revenue, we do not have general inventory risk or latitude in establishing prices. Accordingly, we record the net amount as marketplace service fees earned.

We recognize other service revenue when the services are rendered. We recognize marketplace service revenue at the time that we have provided the service and are entitled to payment.

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purposes of (i) determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion features, if any; (ii) determining the fair value of preferred shares and ordinary shares at the respective issuance date and period end; and (iii) determining the fair value of our ordinary shares at the date of grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Date	Fair Value per Share (US$)	Discount Rate	DLOM	Type of Valuation
March 31, 2015	12.3	19.5%	10.0%	Retrospective
July 8, 2015	14.4	18.5%	10.0%	Retrospective
September 30, 2015	17.8	18.5%	5.0%	Retrospective
December 31, 2015	14.1	19.0%	15.0%	Retrospective
March 31, 2016	15.0	19.0%	15.0%	Retrospective
June 30, 2016	17.0	19.0%	10.0%	Retrospective
September 30, 2016	18.6	18.5%	10.0%	Retrospective
December 31, 2016	19.6	18.5%	10.0%	Retrospective
March 31, 2017	21.6	18.0%	5.0%	Contemporary
June 30, 2017	24.7	18.0%	5.0%	Contemporary
September 22, 2017	26.0	—	N/A	Contemporary

In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount rates.    The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

Comparable companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, twelve publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they either operate in the e-commerce industry or engage in the buy and sale of luxury products; and (ii) their shares are publicly traded in developed capital markets, including the United States, Hong Kong, UK and Italy.

Discount for lack of marketability, or DLOM.    DLOM was quantified by the Finnerty’s (2012) Average-Strike Put Option model. This model estimates a discount for lack of marketability (DLOM) as a function of restricted transferability, using the value of an average-strike put option. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from March 2015 to June 2017. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in the PRC; our ability to retain or recruit competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

Option pricing method was used to allocate the total equity value to preferred and ordinary shares, taking into account the guideline prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The method treats common stock and preferred stock as call options on the company’s total equity value, with exercise prices based on the liquidation preference of the preferred stock.

The option pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 33% to 53% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our ordinary shares increased from US$12.3 per share as of March 31, 2015 to US$17.8 per share as of September 30, 2015. We expanded our cross border e-commerce in early 2015. We increased direct sourcing from an increased number of European brand vendors to offer more product choices to our China customers; and revenue contribution from cross border e-commerce increased. We completed our fifth round of private placement in July 2015, issuing Series E preferred shares at the price of approximately US$18.80 per share, raising new funds to support our growth. Discount rate used for valuation of our equity decreased as our initial public offering process progressed and we expected to complete our initial public offering by the end of 2015.

The fair value of our ordinary shares decreased from US$17.8 per share as of September 30, 2015 to US$14.1 per share as of December 31, 2015. At the end of 2015, we voluntarily suspended our initial public offering process as our board of directors decided to wait for a more favorable market environment. As a result of the delay in initial public offering, DLOM increased from 5% to 15%.

The fair value of our ordinary shares increased from US$14.1 per share as of December 31, 2015 to US$19.6 per share as of December 31, 2016. We continued our significant growth during the period that our total net revenues in 2016 increased by approximately 49% to RMB2,594 million from RMB1,743 million in 2015. The increase in the fair value of ordinary shares in 2016 was mainly attributable to (i) our fast expansion in offering new product categories; (ii) entering into direct cooperation with global top-tier brands; (iii) established new cooperation model for our offline experience centers; (iv) enhanced our big data technology providing efficient and target marketing; and (v) upgraded warehouse and finance backstage support. Our loss from operations narrowed to RMB29 million in 2016 from RMB212 million in 2015. We sourced and offered more upscale products and lifestyle services to our customers. Our board of directors decided to relaunch our initial public offering process in October 2016.

The fair value of our ordinary shares increased from US$19.6 per share as of December 31, 2016 to US$24.7 per share as of June 30, 2017. We entered into direct cooperation with additional global top-tier brands. We hired our Chief Operating Officer to strengthen the Company’s operation functions. We recorded four consecutive profitable quarter that our profit from operations reached RMB6.6 million, RMB35.6 million, RMB23.9 million and RMB27.7 million in the third quarter and fourth quarter in 2016 and the first and second quarter in 2017, respectively.

The fair value of our ordinary shares on September 22, 2017 was US$26.0 per share, which was based on our initial public offering price.

Income taxes

Current income taxes are provided on the basis of net income/loss for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory rates that will be in effect in the period in which the temporary differences are expected to reverse. The effect on deferred taxes as a result of a change in tax rate is recognized in the consolidated statement of comprehensive loss in the period of change. A valuation allowance is recorded to reduce the amount of deferred tax assets if based on the weight of available evidence, it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

In assessing the recoverability of its deferred tax assets, we consider whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of our deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

As of December 31, 2015 and 2016, we incurred accumulated net operating losses. We believes that it is more likely than not that the accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, we have provided full valuation allowance for the deferred tax assets as of December 31, 2015 and 2016. We made profit for the year ended December 31, 2017. For some entities, we believe that it is more likely than not that the accumulated net operating losses of those entities will be utilized in the foreseeable future, therefore no valuation allowance was provided for the deferred tax assets in the amount of RMB 44.0 million. As of December 31, 2017, the valuation allowance of RMB15.0 million was provided for us and some subsidiaries. For those entities, we believe that it is more likely than not that the accumulated net operating losses of those entities will not be utilized in the foreseeable future.

As of December 31, 2017, we had net operating loss carry forwards of approximately RMB26.2 million attributable to the Hong Kong subsidiary, RMB1.9 million attributable to the Malaysia subsidiary, RMB1.6 million attributable to the Italian subsidiary and of approximately RMB160.7 million attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries. The loss carried forward by the Hong Kong, Malaysia, and Italian subsidiaries can be carried forward to net against future taxable income without a time limit; while the loss carried forward by the PRC companies will expire during the period from year 2018 to year 2022.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Merchandise sales	1,724,739	98.9	2,566,872	99.0	3,680,795	565,727	98. 4
Marketplace and other services	18,389	1.1	26,950	1.0	59,660	9,170	1. 6
Total net revenues	1,743,128	100.0	2,593,822	100.0	3,740,455	574,897	100.0
Cost of revenues	(1,526,047)	(87.5)	(2,193,676)	(84.6)	(3,128,441)	(480,833)	(83.6)
Gross profit	217,081	12.5	400,146	15.4	612,014	94,064,	16.4
Operating expenses
Fulfillment expenses	(66,546)	(3.8)	(82,047)	(3.2)	(99,064)	(15,226)	(2.6)
Marketing expenses	(243,558)	(14.0)	(218,759)	(8.4)	(245,989)	(37,808)	(6.6)
Technology and content development expenses	(40,904)	(2.3)	(54,262)	(2.1)	(62,081)	(9,542)	(1.7)
General and administrative expenses	(77,861)	(4.5)	(74,310)	(2.9)	(110,059)	(16,917)	(2.9)
Total operating expenses	(428,869)	(24.6)	(429,378)	(16.6)	(517,193)	(79,493)	(13.8)
(Loss)/income from operations	(211,788)	(12.1)	(29,232)	(1.1)	94,821	14,571	2.6
Other income/ (expenses)
Interest expense, net	(2,790)	(0.2)	(3,923)	(0.2)	(6,562)	(1,009)	(0.2)
Foreign currency exchange gains/(losses)	(7,425)	(0.4)	(11,418)	(0.4)	9,477	1,458	0.3
Others	—	—	—	—	4,148	637	0.1
(Loss)/income before income tax	(222,003)	(12.7)	(44,573)	(1.7)	101,884	15,657	2.8
Income tax benefit	—	—	—	—	31,525	4,846	0.8
Net (loss)/income	(222,003)	(12.7)	(44,573)	(1.7)	133,409	20,503	3.6

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues

Our total net revenues increased by 44.2% from RMB2,593.8 million in 2016 to RMB3,740.5 million (US$574.9 million) in 2017. The increase in net revenues primarily driven by the increase in the total number of orders and merchandise sales. The total number of orders increased by approximately 50.7% from approximately 953.7 thousand in 2016 to approximately 1,437.0 thousand in 2017. Our GMV grew from RMB3,470.2 million in 2016 to RMB5,262.4 million (US$808.8 million) in 2017.

Cost of revenues

Our cost of revenues increased by 42.6% from RMB2,193.7 million in 2016 to RMB3,128.4 million (US$480.8 million) in 2017, primarily attributable to the growth of our merchandising sales.

Gross profit

As a result of the foregoing, our gross profit increased by 53. 0% from RMB400.1 million in 2016 to RMB612.0 million (US$94.1 million) in 2017. Our gross margin increased from 15.4% in 2016 to 16.4% in 2017. The increase in our gross margin was primarily due to (i) our improved product mix with higher margin, and (ii) our improved of product sources by cooperating directly with brands.

Operating expenses

Our operating expenses increased by 20.4% from RMB429.4 million in 2016 to RMB517.2 million (US$79.5 million) in 2017.

Fulfillment expenses.    Our fulfillment expenses increased by 20.9% from RMB82.0 million in 2016 to RMB99.1 million (US$15.2 million) in 2017. The increase was primarily attributable to (i) the significant increase in delivery expenses paid to third-party delivery companies as well as third-party payment platform charges, and (ii) the increase in staff compensation and benefits expenses. The increase was offset by the decrease in warehouse rental expenses. Delivery expenses paid to third-party delivery companies increased from RMB28.2 million in 2016 to RMB32.3 million (US$5.0 million) in 2017.  Third-party payment platform charges increased from RMB14.4 million in 2016 to RMB24. 0 million (US$3.7 million) in 2017.   These increases were resulted from the significant increase in our total number of orders.   Staff compensation and benefits expense for our fulfillment personnel increased from RMB23.4 million in 2016 to RMB28.3 million (US$4. 3 million) in 2017, including share based compensation RMB nil in 2016 and RMB5.1 million (US$0.8 million) in 2017. Warehouse rental expense decreased slightly from RMB7.3 million in 2016 to RMB6.4 million (US$1.0 million) in 2017.

Marketing expenses.    Our marketing expenses increased by 12.4% from RMB218.8 million in 2016 to RMB246.0 million (US$37.8 million) in 2017. The increase was primarily due to the increase in our staff compensation and benefit expenses, and offset by the slight decrease in advertising expenditure.  Staff compensation and benefits expense increased from RMB66.6 million in 2016 to RMB87. 1 million (US$13.4 million) in 2017, including share based compensation of RMB nil in 2016 and RMB23.8 million (US$3.7 million) in 2017.  Our advertising expenses decreased slightly from RMB113.7 million in 2016 to RMB111. 2 million (US$17.1 million) in 2017.

Technology and content development expenses.    Our technology and content development expenses increased by 14.4% from RMB54.3 million in 2016 to RMB62.1 million (US$9.5 million) in 2017. The increase was primarily attributable to the increase in the compensation and benefit on our technology and content development personnel.  Staff compensation and benefits expense increased from RMB44.4 million in 2016 to RMB52.1 million (US$8.0 million) in 2017, including share based compensation of RMB nil in 2016 and RMB4.0 million (US$0.6 million) in 2017.

General and administrative expenses.    Our general and administrative expenses increased by 48.2% from RMB74.3 million in 2016 to RMB110.1 million (US$16.9 million) in 2017. The increase in our general and administrative expenses was primarily attributable to the increase staff compensation and benefit, our staff headcounts as well as professional consulting expenses incurred during 2017.  Staff compensation and benefits expense increased from RMB27.4 million in 2016 to RMB44.3 million (US$6.8 million) in 2017, including share based compensation of RMB0.3 million in 2016 and RMB13.2 million (US$2.0 million) in 2017.  Professional consulting expenses increased from RMB9.6 million in 2016 to RMB19.7 million (US$3.0 million) in 2017.

Other income/(expenses)

We had other income of RMB7.1 million (US$1.1 million) in 2017, compared to our other expenses of RMB15.3 million in 2016.

Interest expenses, net.    Our interest expenses increased by 69. 2% from RMB3.9 million in 2016 to RMB6.6 million (US$1.0 million) in 2017. The increase in interest expenses was mainly due to the increase in bank and other borrowings in 2017.

Foreign currency exchange (losses)/gains.    We recorded a gain in foreign currency exchange of RMB9.5 million (US$1.5 million) in 2017, as compared to a loss of RMB11.4 million in 2016. The change in foreign currency exchange gains/(losses) was mainly due to the appreciation of RMB against US$ in 2017, compared to depreciation of RMB against US$ in 2016.

Net (loss)/income

We recorded a net income of RMB133.4 million (US$20.5 million) in 2017, as compared to a net loss of RMB44.6 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net revenues

Our total net revenues increased by 48.8% from RMB1,743.1 million in 2015 to RMB2,593.8 million in 2016. The increase in net revenues primarily reflected the increase in the total orders. The total orders increased by 52.9% from approximately 623.8 thousand in 2015 to approximately 953.7 thousand in 2016. Our GMV increased by 34.9% from RMB2,572.6 million in 2015 to RMB3,470.2 million in 2016.

Cost of revenues

Our cost of revenues increased by 43.8% from RMB1,526.0 million in 2015 to RMB2,193.7 million in 2016, primarily attributable to the increase in our volume of merchandise sales, which is in line with our revenue growth.

Gross profit

As a result of the foregoing, our gross profit increased by 84.3% from RMB217.1 million in 2015 to RMB400.1 million in 2016. Our gross margin increased from 12.5% in 2015 to 15.4% in 2016. The increase in our gross margin was primarily due to (i) our improved product mix with higher margin, including a greater proportion of sales of apparel, accessories and jewelry, (ii) our ability to source the products at a lower price due to the scale and reputation of our platform, (iii) reduced discount and promotion scale.

Operating expenses

Our operating expenses increased by 0.1% from RMB428.9 million in 2015 to RMB429.4 million in 2016.

Fulfillment expenses.    Our fulfillment expenses increased by 23.3% from RMB66.5 million in 2015 to RMB82.0 million in 2016. The increase was primarily attributable to the significant increase in the number of orders fulfilled resulting in higher delivery expenses paid to third-party delivery companies, partially offset by our choice of cost-effective third-party delivery companies, higher third-party payment platform charges, higher warehouse rental expense, as well as higher staff compensation and benefits due to average headcount increase. Delivery expenses paid to third-party delivery companies increased from RMB25.8 million in 2015 to RMB28.2 million in 2016. Third-party payment platform charges increased from RMB10.7 million in 2015 to RMB14.4 million in 2016. Warehouse rental expense increased from RMB3.9 million in 2015 to RMB7.3 million in 2016. Staff compensation and benefits expense for our fulfillment personnel increased from RMB20.6 million in 2015 to RMB23.4 million in 2016.

Marketing expenses.    Our marketing expenses decreased by 10.2% from RMB243.6 million in 2015 to RMB218.8 million in 2016. This decrease was primarily due to a decrease in our advertising expenditures because we were able to conduct precise and targeted marketing leveraging our business intelligence system and data analytic capabilities, and because we were able to leverage the results of our branding effort in the past years. The decrease was partially offset by the increase in the staff compensation and benefit expense. Our advertising expenses decreased from RMB149.5 million in 2015 to RMB113.7 million in 2016. Staff compensation and benefits expense increased from RMB49.5 million in 2015 to RMB66.6 million in 2016.

Technology and content development expenses.    Our technology and content expenses increased by 32.8% from RMB40.9 million in 2015 to RMB54.3 million in 2016. The increase in our technology and content development expenses was primarily attributable to higher compensation and benefits for our technology and content development personnel due to average headcount increase and increase in average salary. Staff compensation and benefits expense increased from RMB32.7 million in 2015 to RMB44.4 million in 2016.

General and administrative expenses.    Our general and administrative expenses decreased by 4.6% from RMB77.9 million in 2015 to RMB74.3 million in 2016. The decrease in our general and administrative expenses was primarily attributable to the expenses of our proposed initial public offering and related costs of RMB19.4 million which were expensed when our previously proposed IPO was suspended in 2015. Staff compensation and benefits expense increased from RMB15.4 million in 2015 to RMB27. 1 million in 2016.

Other expenses

Other expenses increased by 50.0% from RMB10.2 million in 2015 to RMB15.3 million in 2016.

Interest expense.    Our interest expense increased by 39.3% from RMB2.8 million in 2015 to RMB3.9 million in 2016. The increase in interest expense was mainly due to interest cost in association with a new bank loan in the amount of RMB50.0 million from SPD Silicon Valley Bank Co., Ltd. in 2016.

Foreign currency exchange losses.    Total foreign currency exchange losses increased by 54.1% from RMB7.4 million in 2015 to RMB11.4 million in 2016, respectively. The increase in foreign currency exchange losses were mainly due to the continued depreciation of RMB against US$ in 2016. Foreign currency exchange losses were primarily due to the restricted cash in the amount of RMB155.3 million held by our Hong Kong subsidiary.

Net loss

We recorded a net loss of RMB44.6 million in 2016, as compared to RMB222.0 million in 2015.

Inflation

Since we commenced our current business operations, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent in the consumer price index for December 2015, 2016 and 2017 increased by 1.4%, 2.0% and 1.8%, respectively. Although we have not in the past been materially affected by inflation since we commenced our current business operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.                                    Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from our financing activities primarily through the issuance of preferred shares through private placements, as well as from proceeds of our initial public offering and borrowings. As of December 31, 2015, 2016 and 2017, we had RMB 284.6 million, RMB55.6 million and  RMB453.4 million (US$69.7 million) in cash, respectively. Our cash consists of cash on hand and time deposits, which have original maturities of three months or less and are readily convertible to decidable amounts of cash. As of December 31, 2017, we had RMB292.3 million (US$44.9 million) in time deposits, which have original maturities of more than three months but less than one year and RMB179.0 million (US$27.5 million) in restricted cash, which consisted of cash deposits associated with two bank loans with principal amounts of RMB170.0 million (US$26.1 million). The use of cash deposit and its interest is restricted by the bank until the corresponding loan is fully repaid.

In September 2015, Xiamen International Bank granted a two-year credit line of RMB150.0 million to us at a fixed interest of 1.62% and 1.68% per annum each year. In relation to this facility, we placed a cash deposit of RMB155.3 million in Xiamen International Bank, the use of which and the related interest is restricted by Xiamen International Bank until the loan was fully repaid.  As of December 31, 2017, all loan amounts were settled and the cash deposit amounting to RMB155.3 million became unrestricted following the loan settlement.

In May 2016, SPD Silicon Valley Bank Co., Ltd., or SPD, granted us a one-year bank facility in the amount of RMB50.0 million, which matured in May 2017. In May 2017, we entered into an amendment to the facility agreement with SPD. Pursuant to the amendment, the facility in the amount of RMB50.0 million was extended for one year with an interest rate of 7.35% per annum and will mature in May 2018. SPD granted us another facility in the amount of RMB20.0 million with an interest rate of 6.75% per annum with a monthly payment from August 2017 to May 2019. In addition, RMB250.1 million of inventories and RMB11.8 million of equipment were pledged to SPD as collateral and a guarantee provided by us. We drew down RMB70.0 million under the amended facility agreement and repaid RMB4.6 million during 2017.  Both of the original facility and amended facility agreements contain certain financial and nonfinancial covenants. We received waivers from the bank for the financial covenants that were not met as of December 31, 2016 and June 30, 2017. As of December 31, 2017, we met the financial covenants and the outstanding balances of the short-term and long-term portion of the facility were RMB61.1 million (US$9.4 million) and RMB4.3 million (US$0.7 million), respectively.

In May 2017, we entered into a short-term borrowing agreement to borrow RMB45.0 million at an interest rate of 9.35% per annum. The borrowing is payable in five monthly installments starting in May 2017. The borrowing is guaranteed by Beijing Secoo.  During 2017, RMB14.0 million was repaid and RMB31.0 million (US$4.8 million) was outstanding as of December 31, 2017.  The remaining balance were paid off in April 2018.

In November 2017, we entered into a two-and-half year loan agreement with National Trust Co., Ltd. in the amount of RMB150.0 million, which would mature in May 2020 and bears a fixed interest rate of 3.38% per annum. The loan is collateralized with a cash deposits of RMB 123.8 million with Xiamen International Bank, which was the consignor in the loan agreement.  As of December 31, 2017, RMB120.0 million (US$18.4 million) was outstanding for this loan.

In December 2017, we entered into a loan agreement with Shanghai Pudong Development Bank Co., Ltd. for an amount of RMB50.0 million (US$7.7 million) with an interest rate of 4.35% per annum, a maturing term of one year and pledged by a restricted cash deposit of RMB55.2 million (US$8.5 million).

During 2017, we entered into an agreement with a third party non-financial institution that permits us to borrow short-term borrowings at the interest rates from 9% to 10%. For the year ended December 31, 2017, the Company borrowed RMB78.4 million under this agreement, among which, RMB35.2 million (US$5.4 million) is outstanding as of December 31, 2017 with the accounts receivable of RMB35.2 million (US$5.4 million) pledged to the third party as collateral.

We believe that our current cash will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to obtain additional credit facilities or issue debt or equity securities. See “Item 3.D. Risk Factors — Risks Related to Our Business — Inability to obtain additional financing on commercially reasonable terms in the future may materially and adversely affect our business, results of operations and financial condition.”

In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our PRC subsidiaries. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiary currently has in place with our variable interest entities in a way that could materially and adversely affect the ability of our PRC subsidiary to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The reserve fund and the staff welfare and bonus funds cannot be distributed as cash dividends. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Furthermore, our investments made as registered capital and additional paid-in capital in our PRC subsidiaries, variable interest entities and their subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our variable interest entities and their subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and government control in currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated variable interest entities or make additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and variable interest entities when needed. Notwithstanding the forgoing, our PRC subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our variable interest entities either through entrusted loans from our PRC subsidiaries to our variable interest entities or direct loans to such variable interest entities’ nominee shareholders, which would be contributed to the consolidated variable entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the variable interest entities’ share capital.

As of December 31, 2017, cash, time deposits, and restricted cash in an aggregate amount of RMB156.6 million, HK$0.3 million and MYR2.9 million were held by Secoo Holding Limited and its non-PRC subsidiaries in Hong Kong and overseas. As of December 31, 2017, our subsidiaries in China held cash in the amount of RMB20.7 million (US$3.2 million), and our variable interest entities and their subsidiaries held cash in the amount of RMB116.2 million (US$17.9 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purposes.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(126,759)	(250,668)	(177,019)	(27,208)
Net cash used in investing activities	(15,386)	(11,666)	(311,581)	(47,890)
Net cash provided by financing activities	365,179	44,269	898,343	138,074
Cash at the beginning of the year	71,783	284,622	55,555	8,539
Cash at the end of the year	284,622	55,555	453,425	69,690

Operating activities

Net cash used in operating activities amounted to RMB177.0 million (US$27.2 million) in 2017, primarily resulted from RMB 4,252.1 million (US$653.5 million) of cash from the sale of upscale brand products and offering of marketplace and other services, other general operating income of RMB4.7 million (US$0.7 million), offset by cash payment to suppliers of RMB4,200.8 million (US$645.6 million), our employee salaries and welfare payment of RMB183.8 million (US$28.2 million) and our payments for taxes of RMB49.2 million (US$7.6 million).

Net cash used in operating activities amounted to RMB250.7 million in 2016, primarily resulted from RMB2,798.6 million of cash from the sale of upscale brand products and offering of marketplace and other services, offset by cash payment to suppliers of RMB2,865.0 million, our employee salaries and welfare payment of RMB154.3 million, our payments for taxes of RMB13.4 million and other general operating costs of RMB16.6 million.

Net cash used in operating activities amounted to RMB126.8 million in 2015, primarily resulted from RMB2,046.9 million of cash we received from the sale of upscale brand products and offering of marketplace and other services, offset by cash payment to suppliers of RMB2,023.5 million, our employee salaries and welfare payment of RMB104.9 million, our payments for taxes of RMB40.8 million and other general operating costs of RMB4.5 million.

Investing activities

Net cash used in investing activities for the purchase of property and equipment amounted to RMB15.4 million, RMB11.7 million and RMB19.3 million (US$3.0 million) in 2015, 2016 and 2017, respectively.

Net cash used in investing activities for the purchase of time deposits amounted to RMB292.3 million (US$44.9 million) in 2017.  We did not purchase any time deposits in 2015 and 2016.

Financing activities

Net cash provided by financing activities amounted to RMB898.3 million (US$138.1 million) in 2017, primarily attributable to the proceeds from our initial public offering, amounting to RMB862.2 million (US$132.5 million).

Net cash provided by financing activities amounted to RMB44.3 million in 2016, which was attributable to net proceeds from short-term borrowing and other borrowings of RMB25.2 million and capital contributions from non-controlling interest in the amount of RMB19.4 million.

Net cash provided by financing activities amounted to RMB365.2 million in 2015, which was attributable to proceeds from our issuance of preferred shares to investors in the amount of RMB338.8 million and net short-term borrowings.

Capital Expenditures

Our capital expenditures amounted to RMB15.4 million in 2015, RMB11.7 million in 2016 and RMB19.3 million (US$3.0 million) in 2017. Between January 1, 2015 and December 31, 2017, our capital expenditures were principally used for our leasehold improvements, as well as purchases of office and other operating equipment and motor vehicles.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605, Revenue Recognition. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The new revenue standard may be applied retrospectively to each prior period presented (“full retrospective method”) or retrospectively with the cumulative effect recognized as of the date of adoption (“modified retrospective method”).

The Group conducted a review and evaluation over all the contracts that are not completed on January 1, 2018 and concluded that there is no material impact on our retained earnings as of January 1, 2018 and consolidated financial statements in fiscal year 2018 as a result of the new adoption of the guidance.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company evaluated the impact of ASU No. 2016-18 and determined to fully adopt the new standards starting from January 1, 2018 and will apply a retrospective transition method to each period presented.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation — Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. Management does not expect that the adoption of this guidance will have a material effect on the consolidated financial statements, and will adopt this ASU from January 1, 2018.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception. Part I of this update addresses public entities that issue warrants, convertible debt or convertible preferred stock that contain down round features. Part II of this update re-characterizes the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

C.                                    Research and Development, Patents and Licenses

Research and Development

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our strong technology platform is vital in supporting our pursuit of a continually improving customer experience, including the customer experience of our mobile users. From our website, the primary customer interface, to the back end management systems, our technology platform supports smooth and accurate operational execution as well as seamless information flow, data consistency and analytics. We have adopted a service-oriented architecture supported by big data technology, which consist of front-end and back-end modules. Our network infrastructure is built on self-owned servers located in data centers operated by a major PRC internet data center provider. We are implementing enhanced cloud architecture and infrastructure for our core data processing system to augment our existing virtual private network as we continue to expand our operations, enabling us to achieve significant operational efficiency through a virtual and centralized network platform.

Intellectual Property

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2017, we owned 9 patents, 250 registered trademarks, copyrights to 18 software programs developed by us relating to various aspects of our operations and 51 registered domain names, including secoo.com. Of the 250 registered trademarks, 220 are registered in the PRC, 16 are registered in Hong Kong,4 are registered in the US, 4 are registered in Spain, and 6 are registered in Europe. We are in the process of applying for 14 patents in the PRC.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2017 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                                     Tabular Disclosure of Contractual Obligation

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations(1)	80,997	32,367	36,365	12,265	—
Borrowings(2)	320,394	189,801	130,593	—	—
Total	401,391	222,168	166,958	12,265	—

Notes:

(1)         We lease logistics centers, offline experience centers and office space under non-cancelable operating lease agreements that expire at various dates through 2021. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our lessors. We incurred rental expenses of RMB28.5 million in 2015, RMB35.8 million in 2016 and RMB34.1 million (US$5.2 million) in 2017, respectively.

(2)         Includes of RMB 18.8 million accrued at the interest rate under the borrowing agreements.

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected growth of the online and offline retail markets of upscale products and services market in China;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding our relationships with customers, suppliers and third-party sellers;

•                  our plans to invest in our fulfillment infrastructure and technology platform;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report on Form 20-F contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The upscale product retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the upscale product retail industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.                            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Rixue Li	42	Chairman of the Board and Chief Executive Officer
Zhaohui Huang	42	Director
Jeacy Jisheng Yan	37	Director
Ping Xu	46	Director
Xian Chen	35	Director
Le Yu	39	Director
Zhaoxian Lin	54	Director
Jun Wang	46	Independent Director
Xiaoquan Zhang	44	Independent Director
Jian Wang	44	Independent Director
Shaojun Chen	43	Chief Financial Officer
Eric Chan	48	Chief Operating Officer

Mr. Richard Rixue Li is our founder and has served as our Chairman of the Board and chief executive officer since our inception. Prior to founding our company, Mr. Li had been engaged in the retail and recycling business of home appliances in China since 1997. Mr. Li is currently attending the EMBA program at Tsinghua University in Beijing, China. Mr. Li graduated from Nanchang University in Nanchang, China in 1996.

Ms. Zhaohui Huang is our founder and has served as our director since March 2012. Prior to founding our Company, Ms. Huang had been engaged in the retail business of upscale home appliances in China since 1997. Ms. Huang received her bachelor’s degree in business management from Jiangxi University of Finance and Economics in Nanchang, China in 1997. Ms. Zhaohui Huang is Mr. Richard Rixue Li’s wife.

Ms. Jeacy Jisheng Yan has served as our director since May 2011. Ms. Yan is a partner of IDG Capital and focuses on investment in consumer goods and services, e-commerce and online-to-offline businesses. Prior to joining IDG Capital in 2008, Ms. Yan worked at the investment banking department of Deutsche Bank Hong Kong Branch from 2005 to 2007 and as bond trader at investment bank department of WestLB New York from 2004 to 2005. Ms. Yan received her dual master degrees in industrial engineering & management science and electrical engineering from Northwestern University in 2004, and dual bachelor’s degrees in electrical engineering and economics from Peking University in Beijing, China in 2001.

Ms. Ping Xu has served as our director since July 2013. She is the founding partner of Vangoo Capital Partners and has served as its chairman and chief executive officer since 2008. Ms. Xu worked as a managing director of Ant Capital Partners in Tokyo from 2005 to 2008 and the chief economic analyst of DSK Inc. in Tokyo from 1999 to 2005. Ms. Xu has also served as the deputy director of Finance Department of Chinese Chamber of Commerce in Japan since 2010. She has over 15 years of experience in providing international financial and investment services. Ms. Xu received an EMBA degree from Peking University in Beijing, China in 2013, and a bachelor’s degree in economics from Keio University in Tokyo, Japan in 1999.

Mr. Xian Chen has served as our director since July 2014. He has also served as a managing director of CMC Capital Partners since May 2013. Mr. Chen worked at Providence Equity Asia Limited where he was a director from 2009 to 2013. Prior to that, Mr. Chen worked at Morgan Stanley Private Equity Asia Division from 2004 to 2009. Mr. Chen has also been a director of Ourgame International Holdings Limited, a company listed on the Stock Exchange of Hong Kong, since March 7, 2014. Mr. Chen received his bachelor’s degree in electronics engineering from Tsinghua University in Beijing, China in 2003.

Mr. Le Yu has served as our director since July 2015. He is the founder of Ping An Ventures and has served as its managing director since 2012. He is in charge of fund management and investment in the digital consumer segment. Before founding Ping An Ventures, Mr. Yu was a senior consultant at McKinsey & Company from 2010 to 2012, where he advised various private equity funds and multinational corporations on minority investment and merger and acquisition transactions. Mr. Yu started his investment career as an investment manager at Kleiner Perkins Caufield & Byers China from 2009 to 2010. Prior to that, Mr. Yu worked as a consulting manager at the consulting department of Hewlett-Packard China from 2004 to 2007 and a senior technical consultant at the software department of Hewlett-Packard China from 1999 to 2004. He worked as a mainframe computing system engineer at IBM China from 1998 to 1999. Mr. Yu received his MBA degree from Harvard Business School in 2009 and dual bachelor’s degrees in communication engineering and international finance from Shanghai Jiao Tong University in Shanghai, China in 1998.

Mr. Zhaoxian Lin has served as our director since January 2018. Mr. Lin currently serves as chief strategy officer at Country Garden Group (SEHK stock code: 2007), one of the largest real estate developers in the world. Mr. Lin has more than twenty-one years of experience in investments and strategic consultancy. Prior to joining Country Garden Group in 2015, Mr. Lin held senior positions in various international consultancies and corporations, including director of greater China region at Boston Consulting Group, assistant brand manager at Procter & Gamble (USA and Taiwan), strategy principal at Booz Allen Hamilton, global partner and vice president of PRC region at Roland Berger Strategy Consultants, president of greater China region at OC&C Strategy Consultants, and president at Strategic Bang Group. Mr. Lin received a bachelor’s degree in law from National Taiwan University and an MBA from the University of Chicago.

Mr. Jun Wang has served as our independent director since September 2017. Mr. Wang is a partner at Z-Park Fund, a private equity fund focusing on investing in leading Chinese technology, healthcare and consumer companies. Mr. Wang served as Chief Financial Officer for 11 years, and remains as a member of the Board, at China Finance Online Company Limited, which is listed on NASDAQ Global Select Market. Prior to that, Mr. Wang was Senior Manager at Deloitte Beijing Office from May 2015 to May 2016. Mr. Wang received a bachelor’s degree from Shandong University in 1992, a master’s degree in business administration from New York University’s Leonard N. Stern School of Business in 2002 and another master’s degree in economics and accounting from Beijing Technology and Business University in 1995. Mr. Wang is a member of the U.S. Certified Management Accountants and has a professional designation of Chartered Financial Analyst.

Mr. Xiaoquan Zhang has served as our independent director since September 2017. Mr. Zhang is a tenured professor at the business school of Chinese University of Hong Kong. Mr. Zhang specializes in pricing of information goods, internet finance, online word-of-mouth, online advertising, incentives of creation in open source and open content projects, and use of information in financial markets. Before joining the academia, he worked as an analyst for an investment bank, and an international marketing manager for a high-tech company from September 1998 to July 2000. He also works as an advisor to Hong Kong Cyberport Entrepreneurship Center, JD Financial, China Mobile, Huawei, China Merchants Securities, and Radica Systems. He received a bachelor’s degree in computer science and English and a master’s degree in management from Tsinghua University in 1996 and 1999, respectively. He received a doctor’s degree in management from MIT Sloan School of Management in 2006.

Mr. Jian Wang has served as our independent director since December 2017. Mr. Wang has more than twenty years of management experience in the retail sector and has served since August 2013 as the chairman and chief executive officer of Five Star Holdings Group Co., Ltd., a company engaged in retail chain store operation and supply chain management with notable franchise brands. Prior to that, Mr. Wang served as the senior vice president of Best Buy Co., Inc. and the chief executive officer of Jiangsu Five-Star Electric Appliances Co. Ltd. Mr. Wang received a master’s degree in administrative management from Nanjing University in 2000 and EMBA degrees from CEIBS and Tsinghua PBCSF in 2009 and 2016, respectively.

Mr. Shaojun Chen has served as chief financial officer since 2015. Previously, Mr. Chen has also served as our vice president of finance from April 2012 to 2015. Prior to joining our Company, Mr. Chen worked as the financial controller at China Dongxiang Group, a company listed on the Stock Exchange of Hong Kong, from 2008 to 2011. He worked as finance manager at Li Ning Company Limited, a company listed on the Stock Exchange of Hong Kong, from 2005 to 2008 in charge of budget, financial control and financial disclosure. Mr. Chen was an accounting manager focusing on public offering projects at Grant Thornton International Ltd. (formerly known as Beijing JingDu Certified Public Accountants Co., Ltd.), where he worked from 1997 to 2004. Mr. Chen is a Chinese Certified Public Accountant. Mr. Chen received a master degree in accounting from Capital University of Economics and Business in Beijing, China in 2002, and a bachelor’s degree in accounting from Beijing Technology and Business University in Beijing, China in 1997.

Mr. Eric Chan has served as our chief operating officer since 2017. Prior to joining our company, Mr. Chan worked as the director of leasing and operations at K11 Concepts affiliated with the New World Development Group from 2010 to 2017. Prior to that, he worked as the general manager of operations at Wharf Group from 2008 to 2010, senior director of asset services at CB Richard Ellis from 2007 to 2008, senior property manager of premier management services at MTR Corporation Ltd. from 2000 to 2007, and training and development manager at Regent Hotel under Four Seasons Hotels and Resort Group from 1998 to 2000. Mr. Chan received a bachelor’s degree in hotel management from Hong Kong Polytechnic University in Hong Kong in 1996.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.                                    Compensation

In 2017, we paid an aggregate of approximately RMB4.0 million (US$0.6 million) in cash to our executive officers, and we paid approximately RMB0.1 million (US$0.02 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2017 Employee Stock Incentive Plan

On December 31, 2014, we adopted a 2014 Employee Stock Incentive Plan, or the 2014 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business.

We have adopted a 2017 Employee Stock Incentive Plan, or the 2017 Plan, which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of our shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares as of December 31, 2017.

The following paragraphs describe the principal terms of the 2017 Plan.

Types of Awards.    The 2017 Plan permits the awards of options, share appreciation rights and share purchase rights.

Plan Administration.    Our board of directors or a committee designated by the Board will administer the 2017 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement.    Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    We may grant awards to our employees and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule.    In general, the awards are subject to the vesting schedule of a minimum of four years, except for specified in the relevant award agreement.

Exercise of Options.    The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer Restrictions.    Awards are transferable (i) by will or the laws of descent and (ii) to the extent and manner authorized by the plan administrator.

Termination and amendment.    Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of December 31, 2017, the options granted under our 2017 Plan to several of our executive officers and directors, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaojun Chen	*	0.001	December 31, 2014	December 31, 2024
Eric Chan	*	0.001	March 6, 2017	March 6, 2027
Total	*	—	—	—

*                 Less than 1% of our total outstanding share capital

As of December 31, 2017, other individuals as a group held options to purchase 954,413 Class A ordinary shares of our company with an exercise price of US$0.001 per Class A ordinary share.

C.                                    Board Practice

Board of Directors

Our board of directors consists of ten directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Jun Wang, Jian Wang and Xiaoquan Zhang. Jun Wang is the chairman of our audit committee. We have determined that Jun Wang and Xiaoquan Zhang satisfy the “independence” requirements of NASDAQ and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

(a)         appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

(b)         reviewing with the independent auditors any audit problems or difficulties and management’s response;

(c)          discussing the annual audited financial statements with management and the independent auditors;

(d)         reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

(e)          reviewing and approving all proposed related party transactions;

(f)           meeting separately and periodically with management and the independent auditors; and

(g)          monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Jun Wang, Jian Wang and Rixue Li. Jian Wang is the chairman of our compensation committee. We have determined that Jun Wang and Jian Wang satisfy the “independence” requirements of NASDAQ. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

(a)         reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

(b)         reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

(c)          reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

(d)         selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Xiaoquan Zhang, Jian Wang and Zhaohui Huang. Xiaoquan Zhang is the chairperson of our nominating and corporate governance committee. We have determined that Xiaoquan Zhang and Jian Wang satisfy the “independence” requirements of NASDAQ. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

(a)         selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

(b)         reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

(c)          making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

(d)         advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they believe in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

(a)         convening shareholders’ general meetings;

(b)         declaring dividends and distributions;

(c)          appointing officers and determining the term of office of the officers;

(d)         exercising the borrowing powers of our company and mortgaging the property of our company; and

(e)          approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are generally not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the unanimous written resolution of all the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; or (iii) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated.

D.                                    Employees

As of December 31, 2015, 2016 and 2017, we had 738, 544 and 829 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2017:

Function	Number of employees
Business development, sales and marketing	455
Technology support	218
Fulfillment	49
Administration and management	107
Total	829

Our success depends to a large extent on our ability to attract, train, motivate and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. To date, we have not been involved in any significant labor disputes.

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

(a)         each of our directors and executive officers; and

(b)         each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 25,280,058 ordinary shares outstanding as of the date of this annual report on an as-converted basis, consisting of 18,708,629 Class A ordinary shares and 6,571,429 Class B ordinary shares outstanding, excluding 213,259 ordinary shares reserved for future grants under our 2017 Employee Stock Incentive Plans.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Total Ordinary Shares on an As- converted Basis	% of Aggregate Voting Power††
Directors and Executive Officers:
Richard Rixue Li(1)	—	6,571,429	6,571,429	26.0	87.5
Zhaohui Huang(2)	730,158	—	730,158	2.9	0.5
Jeacy Jisheng Yan(3)	—	—	—	—	—
Jian Wang	—	—	—	—	—
Ping Xu(4)	—	—	—	—	—
Xian Chen(5)	—	—	—	—	—
Le Yu(6)	—	—	—	—	—
Shaojun Chen	*	—	*	*	*
Eric Chan	—	—	—	—	—
Jun Wang	—	—	—	—	—
Xiaoquan Zhang	—	—	—	—	—
Zhaoxian Lin	—	—	—	—	—
All Directors and Executive Officers as a Group	870,158	6,571,429	7,441,587	29.1	88.0
Principal Shareholders:
Siku Holding Limited(1)(2)(7)	—	6,571,429	6,571,429	26.0	87.5
IDG Funds(8)	4,964,889	—	4,964,889	19.6	3.3
CMC Galaxy Holdings Ltd(9)	2,376,854	—	2,376,854	9.4	1.6
Pingan entities(10)	1,861,782	—	1,861,782	7.4	1.2
Ventech China II SICAR(11)	1,459,107	—	1,459,107	5.8	1.0

*                 Less than 1% of our total outstanding shares.

**          Except for Ms. Jeacy Jisheng Yan, Ms. Cindy Jia Guo, Ms. Ping Xu, Mr. Xian Chen and Mr. Le Yu, the business address for our directors and executive officers is 15/F, Building C, Galaxy SOHO, Chaonei Street, Dongcheng District, Beijing, 100000, The People’s Republic of China.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group (including voting rights granted by other shareholders who retain the economic interest in the shares being voted) by the sum of the total number of shares outstanding, which is 25,280,058 as of the date of this annual report, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

††          For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)         Represents 6,571,429 Class B ordinary shares beneficially owned by Mr. Li through Siku Holding Limited, a BVI company, as described in footnote (8) below. Siku Holding Limited is 99% beneficially owned by Mr. Li.

(2)         Represents 730,158 Class A ordinary shares beneficially owned by Ms. Huang through Kuzhifu Holding Limited, a BVI company. The registered address of Kuzhifu Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. Ms. Huang is the sole shareholder of Kuzhifu Holding Limited.

(3)         The business address of Ms. Yan is Floor 6, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, China, 100005.

(4)         The business address of Ms. Xu is 22-23B, Level 36, China World Tower 3, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing, China, 100020.

(5)         The business address of Mr. Chen is Unit 3607-3608, The Center, 989 Changle Road, Shanghai, China, 200031.

(6)         The business address of Mr. Yu is 18/F, Ping An Finance Tower, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, China.

(7)         Represents 6,571,429 Class B ordinary shares directly held by Siku Holding Limited, a British Virgin Islands company 99% beneficially owned by Mr. Richard Rixue Li and 1% beneficially owned by Ms. Zhaohui Huang. The registered address of Siku Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(8)         Represents (i) 99,206 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ii) 92,639 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (iii) 6,568 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (iv) 1,250,000 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (v) 758,929 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (vi) 625,313 ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (vii) 44,330 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (viii) 396,825 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ix) 370,556 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (x) 26,270 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (xi) 220,315 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (xii) 205,729 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (xiii) 14,585 ordinary shares directly held by IDG-Accel China III Investors L.P., (xiv) 548,752 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (xv) 38,903 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (xvi) 248,362 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., and (xvii) 17,607 Class A ordinary shares directly held by IDG-Accel China III Investors L.P.  IDG Technology Venture Investment IV, L.P. is a Delaware limited partnership which is controlled by its sole general partner, IDG Technology Venture Investment IV, LLC, which is controlled by its two managing members, Mr. Quan Zhou and Mr. Chi Sing Ho. IDG-Accel China Growth Fund III L.P.is a Cayman Islands limited partnership which is controlled by its immediate general partner IDG-Accel China Growth Fund III Associates L.P., or IDG-Accel III Associates L.P., a Cayman Islands limited partnership. IDG-Accel III Associates L.P. is controlled by its general partner IDG-Accel China Growth Fund GP III Associates Ltd., or IDG-Accel III Associates Ltd., a Cayman Islands limited company. IDG-Accel China III Investors L.P. is a Cayman Islands limited partnership which is controlled by its sole general partner, IDG-Accel III Associates Ltd. Mr. Quan Zhou and Mr. Chi Sing Ho are currently serving as members of board of directors of IDG-Accel III Associates Ltd. IDG Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P. are collectively referred to as the IDG Funds.

(9)         Represents 2,376,854 Class A ordinary shares directly held by CMC Galaxy Holdings Ltd.  CMC Galaxy Holdings Ltd is a Cayman Islands company wholly owned by CMC Capital Partners L.P., a Cayman Islands exempted limited partnership acting by its general partner, CMC Capital Partners GP, L.P., a Cayman Islands exempted limited partnership activity by its general partner, CMC Capital Partners GP, Ltd., a Company incorporated with limited liability in the Cayman Islands. CMC Capital Partners GP, Ltd. is ultimately controlled indirectly by Mr. Ruigang Li. The registered address of CMC Galaxy Holdings Ltd is Harneys Services (Cayman) Limited at 4th Floor, Harbour Place, 103 South Church Street, George Town, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(10)  Represents (i) 1,063,875 Class A ordinary shares directly held by Pingan eCommerce Limited Partnership and (ii)797,907 Class A ordinary shares directly held by Rhythm Way Limited. Pingan eCommerce Limited Partnership is a Cayman Islands limited partnership which is ultimately controlled by Ping An Insurance (Group) Company of China, Ltd. The registered address of Pingan eCommerce Limited Partnership is Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands. Rhythm Way Limited is a British Virgin Islands company beneficially owned by Pingan eCommerce Limited Partnership. The registered address of Rhythm Way Limited is PO Box 957, Road Town, Torrola, British Virgin Islands. Pingan eCommerce Limited Partnership and Rhythm Way Limited are collectively referred as PingAn Entities.

(11)  Represents 1,459,107 Class A ordinary shares directly held by Ventech China II SICAR, a company incorporated in Luxembourg. Ventech China II SICAR is controlled by COFIBRED which is held by French Bank BPCE, IMPALA Investments SPRL which is directly held by Jacques Veyrat, and NPEI Lux SA SICAR which is held indirectly by French Bank Natixis, a public company traded on the Paris Stock Exchange. The registered address of Ventech China II SICAR is 47, Avenue John F. Kennedy L-1885, Luxembourg.

ITEM 7.                            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Transactions with Shareholders and Affiliates

During the years ended December 31, 2015, 2016 and 2017, the Group paid on behalf of Jiangxi Tiangong Hi Tech Co., Ltd.(“Jiangxi Tiangong”), a related party that the Group’s subsidiary can exercise significant influence for nil, nil and RMB287.0 thousands (US$44.1 thousands).  Jiangxi Tiangong paid off RMB249 thousands in 2017. The Group has amount due from Jiangxi Tiangong for nil, nil and RMB38.0 thousands (US$5.8 thousands)  as of December 31, 2015, 2016 and 2017, respectively.

During the years ended December 31, 2015, 2016 and 2017, the Group borrowed RMB18 million, nil and nil, respectively from Mr. Richard Rixue Li, the Group’s chairman and chief exercise officer, to fund working capital, among which RMB15.4 million, RMB0.3 million and RMB1.0 million (US$0.1 million) were repaid during the years ended December 31, 2015, 2016 and 2017, respectively.  The Group has an amount due to Mr. Richard Rixue Li for RMB 2.6 million, RMB2.3 million and RMB1.3 million (US$0.2 million) as of December 31, 2015, 2016 and 2017, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

During the years ended December 31, 2015, 2016 and 2017, Yichun Chuaichuai Information Technology Co., Ltd (“Yichun Chuaichuai”), a related party that the Group’s subsidiary can exercise significant influence, purchased products in the amount of nil, nil and RMB1.7 million (US$0.3 million), respectively from the Group. Yichun Chuaichuai made a prepayment of RMB2.9 million to the Group for the purchase and the balance of amount due to Yichun Chuaichuai was RMB1.2 million (US$0.2 million) as of December 31, 2017.

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in value-added telecommunications service or auction businesses in China. As a result, we operate our relevant businesses through contractual arrangements between Kutianxia, our PRC subsidiary, and Beijing Auction and Beijing Secoo, our variable interest entities, and their respective shareholders. For a description of these contractual arrangements, see “Item 4.C. Organizational Structure — Contractual Arrangements with Our Variable Interest Entities and Their Shareholders.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2017 Employee Stock Incentive Plan.”

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.                            FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after our initial public offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4.B. Business Overview—Regulation—Regulations Relating to Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                            THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Market since September 22, 2017. Our ADSs are traded under the symbol “SECO.”

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods presented.

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2017 (since September 22, 2017)	12.70	6.61

Quarterly Highs and Lows
Fourth Quarter 2017 (since September 22, 2017)	12.70	6.61
First Quarter 2018	14.75	9.07

Monthly Highs and Lows
September 2017 (since September 22, 2017)	12.70	7.81
October 2017	9.58	6.61
November 2017	9.18	7.02
December 2017	9.98	8.20
January 2018	14.75	9.07
February 2018	14.50	11.37
March 2018	12.80	9.88
April 2018 (through April 20, 2017)	11.59	11.14

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs have been listed on the Nasdaq Global Market since September 2017 under the symbol “SECO”.

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Note applicable.

ITEM 10.                     ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association, insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.   All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when entered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Voting Rights.   Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our post-offering amended and restated memorandum and articles of association. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. At any shareholders’ meeting, a resolution put to the vote of the meeting shall be decided on a poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be materially adversely varied with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at P.O. Box 613 GT, 3rd Floor Harbour Centre, George Town, Grand Cayman KY1-1107, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

For details of our board committees, see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Board of Directors.”

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4.B. Business Overview—PRC Government Regulations—Regulations of Foreign Currency Exchange and Dividend Distribution.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws not addressed herein.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends.

PRC

Our PRC subsidiaries and consolidated variable interest entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was further amended on February 24, 2017 and its implementation rules, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our PRC subsidiaries and consolidated variable interest entities are all subject to the tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this annual report.

Under the PRC Enterprise Income Tax Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding tax rate. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10%, if such Hong Kong enterprise directly holds at least 25% equity interest in the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interest and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015 and replaced the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any non-resident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities.

There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hong Kong Secoo may be able to benefit from the 5% withholding tax rate for the dividends it receives from Kutianxia, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax. Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, non-PRC enterprises, or individuals.

Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. However, if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.  See also “Item 3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations (“Regulations”), in each case as in effect and available on the date hereof. All of the foregoing are subject to change (possibly on a retroactive basis), or differing interpretations, which could affect the U.S. federal income tax considerations described herein. There can be no assurance that the Internal Revenue Service (the “IRS”), or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below.

In addition, this discussion does not address the alternative minimum tax or Medicare net investment income tax, or any U.S. federal estate or gift, state, local or non-U.S. tax considerations. U.S. Holders should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States, or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) owns our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners should consult their own tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. For U.S. federal income tax purposes, a U.S. Holder of our ADSs will be treated as a beneficial owner of the underlying shares represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

Based on our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for our previous taxable year and we do not expect to be classified as a PFIC for our taxable year ending December 31, 2017 or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “— Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. The discussion below under “— Dividends” and “— Sale or Other Taxable Disposition of our ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions (including any amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as dividend income for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and certain other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (i) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S. — PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs are listed on the NASDAQ Global Market, which is an established securities market in the United States, and we anticipate that our ADSs should qualify as readily tradable, although there can be no assurances in this regard. Because our ordinary shares are not listed on an established securities market, we do not expect that the dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above). We expect, however, to be eligible for the benefits of the Treaty. Assuming we deemed to be a PRC resident enterprise and we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described this paragraph.

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit on foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of our ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC because we are deemed to be a PRC resident enterprise, and such gain is deemed to be United States-source gain, U.S. Holders may not be able to credit such tax against their U.S. federal income tax liability unless U.S. Holder has other income from foreign sources in the appropriate category for purposes of the foreign tax credit rules. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source gain. U.S. Holders should consult their own tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, and unless the U.S. Holder makes a “mark-to-market” election (as described below), the U.S. Holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  amounts allocated to the current taxable year and any taxable years in a U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC will be taxable as ordinary income; and

•                  amounts allocated to each of the other taxable years will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries (including any variable interest entity) is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder may not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, because we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election, such election will not be available to U.S. Holders.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”), on a qualified exchange (such as the NASDAQ Global Market or other market as defined in applicable Regulations. We believe that a U.S. Holder may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remain listed on the NASDAQ Global Market and that our ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, such holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder generally would continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

A U.S. Holder that holds our ADSs or ordinary shares in any year in which we are classified as a PFIC may make a “deemed sale” election with respect to such ADSs or ordinary shares in a subsequent taxable year in which we are not classified as a PFIC. If a U.S. Holder makes a valid deemed sale election with respect to such ADSs or ordinary shares, such U.S. Holder will be treated as having sold all of its ADSs or ordinary shares for their fair market value on the last day of the last taxable year in which we were a PFIC and such ADSs or ordinary shares will no longer be treated as PFIC stock. A U.S. Holder will recognize gain (but not loss), which will be subject to tax as an ‘excess distribution’ received on the last day of the last taxable year in which we were a PFIC. A U.S. Holder’s basis in the ADSs or ordinary shares would be increased to reflect gain recognized, and such U.S. Holder’s holding period would begin on the day after we ceased to be a PFIC. The deemed sale election is only relevant to U.S. Holders that hold our ADSs or ordinary shares during a taxable year in which we cease to be a PFIC.

If a U.S. Holder holds our ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, such U.S. Holder will be required to file IRS Form 8621 and such other forms as may be required the U.S. Treasury Department.

U.S. Holders should consult their own tax advisors concerning each U.S. federal income tax consequences of purchasing, owning, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making either a deemed sale or a mark-to-market election, and the unavailability of the qualified electing fund election.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We have filed with SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed with SEC a related registration statement on Form F-6 (File No.: 333-220174) to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11.                     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

We earn most of our revenues and incur most of our expenses in RMB. As the impact of foreign currency risk on our operations was not material in the past, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We obtain borrowings from commercial banks and third parties from time to time to meet our working capital expenditure requirements. All of our bank and third parties borrowings as of December 31, 2017 bear fixed interest rates and have maturity terms less than three years. If we were to renew any of these borrowings, we might be subject to interest rate risk.

We have not used derivative financial instruments to hedge the interest rate risk. We have not been exposed to material risks due to changes in market interest rates. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

ITEM 12.                     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

(a)         Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

(b)         Expenses incurred for converting foreign currency into U.S. dollars.

(c)          Expenses for cable, telex and fax transmissions and for delivery of securities.

(d)         Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

(e)          Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

(f)           Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

(g)          Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time.

PART II.

ITEM 13.                     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-220174) (the “F-1 Registration Statement”) in relation to our initial public offering of 8,500,000 ADSs representing 4,250,000 Class A ordinary shares, at an initial offering price of US$13.00 per ADS. Our initial public offering closed in September 2017. Jefferies LLC and BNP Paribas Securities Corp. were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on September 19, 2017. For the period from the effective date of the F-1 Registration Statement to December 31, 2017, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included US$7.7 million in underwriting discounts and commissions for the initial public offering and approximately US$2.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$100.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from September 19, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2017, we used US$22.9  million of the net proceeds from our initial public offering for general corporate purposes.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15.                     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2017. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

We identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. We have implemented a number of measures to address the material weakness that has been identified, including (i) hiring additional professional staff, including a finance director who is a certified public accountant in the United States and a member of the American Institution of Certified Public Accountants with more than ten years of financial planning, analysis and reporting experience with US-listed public companies, a senior reporting manager who is a member of the Chinese Institution of Certified Public Accountants with over six years of experience in an international accounting firm and (ii) designating more resources to perform period-end closing procedures to ensure sales data generated and maintained by various business applications are complete and accurate and can be reconciled with the financial reporting system on time. In addition, we will continue to take other steps to strengthen our internal control over financial reporting, including (i) establishing a formal and regular training program for accounting personnel, including attending external U.S. GAAP training and (ii) implementing and formalizing comprehensive internal controls over financial reporting, including developing a comprehensive policy and procedure manual, to allow for prevention, early detection and resolution of potential compliance issues. We will continue to recruit experienced personnel to build a strong accounting and finance team. However, we cannot assure you that we will complete such implementation in a timely manner. See “Item 3.D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

ITEM 16B.            CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business with us, such as consultants, suppliers and collaborators, to also adhere to the principles outlined in the code of ethics. Certain provisions of the code of ethics apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-220174) in connection with our initial public offering in September 2017, which was incorporated by reference thereto in this annual report.

ITEM 16C.            PRINCIPAL ACCOUNT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal accountant, for the periods indicated.

	For the Year Ended December 31,
	2016	2017
	(in thousands of RMB)
Audit fees(1)	2,479.1	9,292.1
Other service fee	—	—

The policy of our audit committee is to pre-approve all audit and other service provided by KPMG Huazhen LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.            PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.           CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we do not plan to rely on home country practice with respect to our corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market corporate governance listing standards.”

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.                     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                     FINANCIAL STATEMENTS

The consolidated financial statements for Secoo Holding Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.                     EXHIBITS

Exhibit
Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant, effective September 21, 2017 (incorporated herein by reference to Exhibit 3.2 to the Form F-1/A filed on September 11, 2017 (File No. 333-220174))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on September 11, 2017 (File No. 333-220174))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on September 11, 2017 (File No. 333-220174))
2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on September 11, 2017 (File No. 333-220174))

2.4

Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated July 8, 2015 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.1	2014 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))
4.2	2017 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1/A filed on September 11, 2017 (File No. 333-220174))
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))
4.5

English translation of the Share Pledge Agreement between Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo dated May 8, 2017 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.6

English translation of the Exclusive Option Agreement between Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo dated May 24, 2011 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.7

English translation of the Powers of Attorney between Kutianxia and the shareholders of Beijing Secoo taking effect from May 24, 2011 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.8

English translation of the Exclusive Intellectual Property Purchase Agreement between Kutianxia and Beijing Secoo dated May 24, 2011 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.9

English translation of the Exclusive Business Cooperation Agreement between Kutianxia and Beijing Secoo dated May 24, 2011 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.10

The Equity Interest Pledge Agreement between Kutianxia, Beijing Auction and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

Exhibit
Number	Description of Document
4.11

The Exclusive Option Agreement between Kutianxia, Beijing Auction and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.12

The Powers of Attorney between Kutianxia and the shareholders of Beijing Auction taking effect from September 15, 2014 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.13

The Loan Agreement between Kutianxia and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.14

The Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.15

English translation of the Supplemental Agreement to Exclusive Business Cooperation Agreement between Kutianxia and Beijing Secoo dated March 26, 2015 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.16

The Supplement Agreement to the Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction dated March 26, 2015 (incorporated herein by reference to Exhibit 10.16 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.17*	Loan Agreement between Beijing Secoo and National Trust Co., Ltd. dated December 20, 2017
4.18*	Deposit Pledge Agreements between Hong Kong Secoo and National Trust Co., Ltd. dated December 20, 2017
8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Secoo Holding Limited

	By:	/s/ Richard Rixue Li
		Name:	Richard Rixue Li
		Title:	Director and Chief Executive Officer

Date: April 26, 2018

SECOO HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Secoo Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Secoo Holding Limited and subsidiaries (the Company) as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ KPMG Huazhen LLP

Beijing China

April 26, 2018

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash	55,555	453,425	69,690
Time deposits	—	292,318	44,929
Restricted cash	155,792	55,214	8,486
Accounts receivable	20,992	54,210	8,332
Inventories	752,103	1,189,885	182,882
Advances to suppliers	4,108	53,016	8,148
Prepayments and other current assets	19,887	22,943	3,526
Amount due from related parties	—	38	6
Total current assets	1,008,437	2,121,049	325,999

Non-current assets
Property and equipment, net	35,196	40,793	6,270
Restricted cash	—	123,800	19,028
Deferred tax assets	—	43,981	6,760
Other non-current assets	2,183	8,085	1,242
Total non-current assets	37,379	216,659	33,300

Total assets	1,045,816	2,337,708	359,299

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of consolidated VIEs without recourse to the Company of RMB200,000 and RMB177,274 as of December 31, 2016 and 2017, respectively. Note 1)	200,000	177,274	27,246
Accounts payable (including accounts payable of consolidated VIEs without recourse to the Company of RMB254,537 and RMB262,576 as of December 31, 2016 and 2017, respectively. Note 1)	274,629	318,414	48,939
Amount due to related parties (including amount due to Founder of consolidated VIEs without recourse to the Company of RMB2,319 and RMB2,451 as of December 31, 2016 and 2017, respectively. Note 1)	2,319	2,467	379

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
			(Note 2(e))
Advances from customers (including advances from customers of consolidated VIEs without recourse to the Company of RMB40,891 and RMB67,604 as of December 31, 2016 and 2017, respectively. Note 1)	42,013	68,848	10,582
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIEs without recourse to the Company of RMB194,266 and RMB313,574 as of December 31, 2016 and 2017, respectively. Note 1)	214,966	343,936	52,862
Deferred revenue (including deferred revenue of consolidated VIEs without recourse to the Company of RMB5,254 and RMB12,051 as of December 31, 2016 and 2017, respectively. Note 1)	5,508	12,051	1,852
Total current liabilities	739,435	922,990	141,860

Non-current liabilities
Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion, of consolidated VIEs without recourse to the Company of nil and RMB124,324 as of December 31, 2016 and 2017, respectively. Note 1)	—	124,324	19,108
	—	124,324	19,108

Total liabilities	739,435	1,047,314	160,968

Commitments and contingencies (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
			(Note 2(e))
Mezzanine Equity

Series A-1 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,250,000 shares and nil authorized, issued and outstanding as of December 31, 2016 and 2017. Redemption value of RMB180,216 and nil as of December 31, 2016 and 2017; Liquidation value of RMB125,060 and nil as of December 31, 2016 and 2017)	134,719	—	—

Series A-2 Redeemable Convertible Preferred Shares (US$0.001 par value, 1,428,572 shares and nil authorized, issued and outstanding as of December 31, 2016 and 2017. Redemption value of RMB205,966 and nil as of December 31, 2016 and 2017; Liquidation value of RMB142,923 and nil as of December 31, 2016 and 2017)	152,097	—	—

Series B Redeemable Convertible Preferred Shares (US$0.001 par value, 2,380,952 shares and nil authorized, issued and outstanding as of December 31, 2016 and 2017. Redemption value of RMB343,409 and nil as of December 31, 2016 and 2017; Liquidation value of RMB323,077 and nil as of December 31, 2016 and 2017)	293,455	—	—

Series C Redeemable Convertible Preferred Shares (US$0.001 par value, 1,571,973 shares and nil authorized, issued and outstanding as of December 31, 2016 and 2017. Redemption value of RMB227,596 and nil as of December 31, 2016 and 2017; Liquidation value of RMB263,065 and nil as of December 31, 2016 and 2017)	197,987	—	—

Series D Redeemable Convertible Preferred Shares (US$0.001 par value, 3,178,652 shares and nil authorized, issued and outstanding as of December 31, 2016 and 2017. Redemption value of RMB495,579 and nil as of December 31, 2016 and 2017; Liquidation value of RMB655,720 and nil as of December 31, 2016 and 2017)	438,683	—	—

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
			(Note 2(e))
Series E Redeemable Convertible Preferred Shares (US$0.001 par value, 2,925,658 shares and nil authorized, issued and outstanding as of December 31, 2016 and 2017. Redemption value of RMB598,531 and nil as of December 31, 2016 and 2017; Liquidation value of RMB839,363 and nil as of December 31, 2016 and 2017)	532,511	—	—

Redeemable non-controlling interest	5,082	5,582	858
Total mezzanine equity	1,754,534	5,582	858

Shareholders’ Equity

Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 7,500,000 and 19,068,224 shares issued, 7,500,000 and 18,708,629 shares outstanding as of December 31, 2016 and 2017, respectively)	47	126	19
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, nil and 6,571,429 shares issued, nil and 6,571,429 shares outstanding as of December 31, 2016 and 2017, respectively)	—	41	6
Treasury stock (nil and 359,595 Class A ordinary shares as of December 31, 2016 and 2017, respectively, at cost)	—	(42,606)	(6,548)
Additional paid-in capital	—	2,763,387	424,725
Accumulated losses	(1,363,165)	(1,432,586)	(220,184)
Accumulated other comprehensive loss	(87,072)	(5,304)	(815)
Total (deficit)/equity attributable to ordinary shareholders	(1,450,190)	1,283,058	197,203
Non-redeemable non-controlling interest	2,037	1,754	270
Total (deficit)/equity	(1,448,153)	1,284,812	197,473

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,045,816	2,337,708	359,299

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share data)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2(e))
Net revenues:
Merchandise sales	1,724,739	2,566,872	3,680,795	565,727
Marketplace and other services	18,389	26,950	59,660	9,170
Total net revenues	1,743,128	2,593,822	3,740,455	574,897

Cost of revenues	(1,526,047)	(2,193,676)	(3,128,441)	(480,833)
Gross profit	217,081	400,146	612,014	94,064

Operating expenses:
Fulfillment expenses	(66,546)	(82,047)	(99,064)	(15,226)
Marketing expenses	(243,558)	(218,759)	(245,989)	(37,808)
Technology and content development expenses	(40,904)	(54,262)	(62,081)	(9,542)
General and administrative expenses	(77,861)	(74,310)	(110,059)	(16,917)
Total operating expenses	(428,869)	(429,378)	(517,193)	(79,493)

(Loss)/income from operations	(211,788)	(29,232)	94,821	14,571

Other income/(expenses):
Interest expense, net	(2,790)	(3,923)	(6,562)	(1,009)
Foreign currency exchange (losses)/gains	(7,425)	(11,418)	9,477	1,458
Others	—	—	4,148	637
(Loss)/income before income tax	(222,003)	(44,573)	101,884	15,657
Income tax benefits	—	—	31,525	4,846
Net (loss)/income	(222,003)	(44,573)	133,409	20,503
Loss attributable to redeemable non-controlling interest	—	(82)	(298)	(46)
Loss attributable to non-redeemable non-controlling interest	—	(38)	(349)	(54)
Net (loss)/income attributable to Secoo Holding Limited	(222,003)	(44,453)	134,056	20,603
Accretion to redeemable non-controlling interest redemption value	—	(164)	(798)	(124)
Accretion to preferred share redemption value	(213,690)	(595,742)	(202,679)	(31,148)
Net loss attributable to ordinary shareholders of Secoo Holding Limited	(435,693)	(640,359)	(69,421)	(10,669)

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Continued)

(All amounts in thousands, except for share data)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2(e))
Net (loss)/income	(222,003)	(44,573)	133,409	20,503
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil income taxes	(29,345)	(60,138)	81,834	12,576
Total other comprehensive (loss)/income, net of income taxes	(29,345)	(60,138)	81,834	12,576
Comprehensive (loss)/income	(251,348)	(104,711)	215,243	33,079
Comprehensive loss attributable to redeemable non-controlling interest	—	(82)	(298)	(48)
Comprehensive loss attributable to non-redeemable non-controlling interest	—	(123)	(283)	(46)
Comprehensive (loss)/income attributable to ordinary shareholders of Secoo Holding Limited	(251,348)	(104,506)	215,824	33,173

Net loss per Class A and Class B Ordinary share
—Basic and diluted	(81.22)	(89.06)	(5.55)	(0.85)

Weighted average number of Class A and Class B Ordinary shares outstanding used in computing net loss per share
—Basic and diluted	5,364,536	7,189,933	12,500,821	12,500,821

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Treasury Stock		Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income/ (loss)	Total shareholder’s (deficit)/ equity	Non- redeemable non- controlling interest	Total (deficit)/ equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	7,500,000	47	—	—	—	—	—	(300,980)	2,326	(298,607)	—	(298,607)
Net loss for the year	—	—	—	—	—	—	—	(222,003)	—	(222,003)	—	(222,003)
Share-based compensation resulting from vesting of Founders’ restricted shares	—	—	—	—	—	—	1,378	—	—	1,378	—	1,378
Redeemable Convertible Preferred Shares redemption value accretion	—	—	—	—	—	—	(1,378)	(212,312)	—	(213,690)	—	(213,690)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(29,345)	(29,345)	—	(29,345)
Balance as of December 31, 2015	7,500,000	47	—	—	—	—	—	(735,295)	(27,019)	(762,267)	—	(762,267)
Net loss for the year	—	—	—	—	—	—	—	(44,453)	—	(44,453)	(38)	(44,491)
Capital contributed by non-redeemable non-controlling interest	—	—	—	—	—	—	12,240	—	—	12,240	2,160	14,400
Share-based compensation resulting from vesting of Founders’ restricted shares	—	—	—	—	—	—	249	—	—	249	—	249

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share data)

Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(164)	—	(164)	—	(164)
Redeemable Convertible Preferred Shares redemption value accretion	—	—	—	—	—	—	(12,489)	(583,253)	—	(595,742)	—	(595,742)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(60,053)	(60,053)	(85)	(60,138)
Balance as of December 31, 2016	7,500,000	47	—	—	—	—	—	(1,363,165)	(87,072)	(1,450,190)	2,037	(1,448,153)
Net income for the year	—	—	—	—	—	—	—	134,056	—	134,056	(349)	133,707
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of issuance cost	5,403,846	36	—	—	—	—	862,125	—	—	862,161	—	862,161
Re-designating Class A ordinary shares to Class B ordinary shares	(6,571,429)	(41)	6,571,429	41
Conversion of preferred shares to Class A ordinary shares	12,735,807	84	—	—	—	—	1,855,185	—	—	1,855,269	—	1,855,269
Share-based compensation	—	—	—	—	—	—	46,077	—	—	46,077	—	46,077
Repurchase of Class A ordinary shares	—	—	—	—	(359,595)	(42,606)	—	—	—	(42,606)	—	(42,606)
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(798)	—	(798)	—	(798)
Redeemable Convertible Preferred Shares redemption value accretion	—	—	—	—	—	—	—	(202,679)	—	(202,679)	—	(202,679)

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share data)

Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	81,768	81,768	66	81,834

Balance as of December 31, 2017	19,068,224	126	6,571,429	41	(359,595)	(42,606)	2,763,387	(1,432,586)	(5,304)	1,283,058	1,754	1,284,812

US$ (Note 2(e))	19,068,224	19	6,571,429	6	(359,595)	(6,548)	424,725	(220,184)	(815)	197,203	270	197,473

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share data and per share data)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net (loss)/income	(222,003)	(44,573)	133,409	20,503
Adjustments to reconcile net loss to net cash used in operating activities
Share-based compensation	1,378	249	46,077	7,082
Inventory write-down	1,753	3,584	1,328	204
Depreciation expenses	11,068	13,388	13,424	2,063
Loss on disposal of property and equipment	2,510	1,204	1,540	238
Foreign currency exchange loss/(gain)	10,374	11,330	(3,154)	(485)
Deferred tax assets	—	—	(43,981)	(6,760)
Changes in operating assets and liabilities:
Accounts receivable	2,259	(13,474)	(33,218)	(5,106)
Inventories	(180,657)	(277,139)	(439,110)	(67,490)
Advance to suppliers	7,060	11,039	(48,908)	(7,517)
Amount due from related parties	3,421	—	(38)	(6)
Amount due to related parties	—	—	1,173	180
Prepayments and other assets	3,206	(7,409)	(8,943)	(1,374)
Restricted Cash	—	—	492	76
Accounts payable	199,663	(15,857)	43,785	6,730
Advance from customers	(13,706)	3,421	26,835	4,124
Accrued expenses and other current liabilities	49,749	60,914	125,727	19,324
Deferred revenue	(2,834)	2,655	6,543	1,006
Net cash used in operating activities	(126,759)	(250,668)	(177,019)	(27,208)

Cash flows from investing activities:
Cash received from disposal of property and equipment	—	—	45	7
Purchase of property and equipment	(15,386)	(11,666)	(19,308)	(2,968)
Purchase of time deposits	—	—	(292,318)	(44,929)
Net cash used in investing activities	(15,386)	(11,666)	(311,581)	(47,890)

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share data)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from financing activities:
Issuance of Series E Redeemable Convertible Preferred Shares, net of cash issuance costs paid of RMB4,130	338,750	—	—	—
Proceeds from issuance of Class A ordinary shares upon IPO, net of issuance cost	—	—	862,161	132,512
Capital contribution from non-redeemable non-controlling interest	—	14,400	—	—
Capital contribution from redeemable non-controlling interest	—	5,000	—	—
Repurchase of Class A ordinary shares	—	—	(40,677)	(6,252)
Restricted cash served as collateral for borrowings	(62,184)	—	(179,014)	(27,514)
Restricted cash released as collateral for borrowings	—	—	155,300	23,869
Borrowing from related parties	18,000	—	—	—
Repayment to related parties	(15,361)	(321)	(1,025)	(158)
Proceeds from short-term borrowings	175,974	50,000	115,676	17,779
Proceeds from long-term borrowings	—	—	124,324	19,108
Repayment of short-term borrowings	(90,000)	(25,974)	(204,611)	(31,448)
Proceeds from other borrowings	—	5,285	123,409	18,968
Repayment for other borrowings	—	(4,121)	(57,200)	(8,790)
Net cash provided by financing activities	365,179	44,269	898,343	138,074
Net increase/(decrease) in Cash	223,034	(218,065)	409,743	62,976
Cash at the beginning of the year	71,783	284,622	55,555	8,539

Effect of exchange rate changes on Cash	(10,195)	(11,002)	(11,873)	(1,825)

Cash at the end of the year	284,622	55,555	453,425	69,690

Supplemental information
Interest paid	2,284	3,136	10,796	1,659
Income tax paid	—	—	777	119
Accrual for purchase of property and equipment	—	2,121	1,313	202
Receivable from disposal of property and equipment	—	—	15	2
Payable for repurchase of ordinary shares	—	—	1,929	296

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.         Organization and Principal Activities

Secoo Holding Limited (‘‘Secoo’’ or the ‘‘Company’’) was incorporated in the Cayman Islands on January 4, 2011. Secoo, through its consolidated subsidiaries, variable interest entities and variable interest entities’ subsidiaries (collectively referred to as the ‘‘Group’’) is primarily engaged in the sale of upscale brand products including handbags, watches, jewelry and other premium lifestyle products through its own internet platforms and offline experience centers. Secoo also offers its website as a marketplace to third party merchants to facilitate their sales of upscale products and services. The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (‘‘PRC’’ or “China”).

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, variable interest entities and variable interest entities’ subsidiaries.

Variable interest entities

The Group operates its website in the PRC through Beijing Secoo Trading Ltd. (“Beijing Secoo”), a limited liability company established under the laws of the PRC on April 30, 2009, and Beijing Wo Mai Wo Pai Auction Co., Ltd (‘‘Beijing Auction’’), a limited liability company established under the laws of the PRC on September 15, 2014. Beijing Secoo holds the necessary PRC operating licenses for the online business, and Beijing Auction holds the necessary PRC operating license for the auction business. The equity interests of Beijing Secoo and Beijing Auction (collectively referred to as the ‘‘VIEs’’) are legally held by individuals who act as nominee equity holders of the VIEs on behalf of Kutianxia (Beijing) Information Technology Ltd. (“Kutianxia”). Beijing Secoo entered into a series of contractual agreements with Kutianxia and its legal shareholders, including Powers of Attorney, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Option to Purchase Agreements, and an Exclusive Option to Purchase Intellectual Properties Agreement (collectively, the “Beijing Secoo VIE Agreements”). Beijing Auction entered into a series of contractual agreements with Kutianxia and its legal shareholders, including Powers of Attorney, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Option to Purchase Agreements and Loan Agreements (collectively, the “Bejing Auction VIE Agreements’’, and together with the Beijing Secoo VIE Agreements, the “VIE Agreements”).

Pursuant to the VIE Agreements, the Group, through Kutianxia, is able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of VIEs, and has an exclusive option to purchase all or part of the equity interests in VIEs when and to the extent permitted by PRC law at the minimum price possible. The Company’s management concluded that Beijing Secoo and Beijing Auction are variable interest entities of the Group and Kutianxia is the primary beneficiary of Beijing Secoo and Beijing Auction. As such, the financial statements of the VIEs are included in the consolidated financial statements of the Company.

The principal terms of the agreements entered into among the VIEs, their nominee equity holders and Kutianxia, the primary beneficiary, are further described below.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

•             Powers of Attorney

Kutianxia and each of the shareholders of Beijing Secoo entered into a Powers of Attorney. Pursuant to the Powers of Attorney, the shareholders of Beijing Secoo irrevocably appointed Kutianxia as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, participation in the shareholders’ meeting, appointing or removing directors, executive officers and senior management, disposing of all or part of the shareholder’s equity interests in Beijing Secoo, casting shareholder’s vote on matters requiring shareholders’ approval and doing all other acts in the capacity of shareholder as permitted by Beijing Secoo’s Memorandum and Articles of Association. In addition, Kutianxia has a right to assign its rights and benefits under the Powers of Attorney to any other parties without an advance notice to the shareholders of Beijing Secoo. The Powers of Attorney shall continue in force and be irrevocable as long as the shareholders of Beijing Secoo remain as the registered legal shareholders of Beijing Secoo.

The Powers of Attorney between Kutianxia and the shareholders of Beijing Auction contains the same terms as those described above. The Powers of Attorney will be in effect for as long as the shareholders of Beijing Auction hold any equity interests in Beijing Auction.

•             Exclusive Business Cooperation Agreement

Kutianxia and Beijing Secoo entered into an Exclusive Business Cooperation Agreement, whereby Kutianxia is appointed as the exclusive service provider for the provision of business support, technology and consulting services to Beijing Secoo. Unless a written consent is given by Kutianxia, Beijing Secoo is not allowed to engage a third party to provide such services, while Kutianxia is able to designate another party to render such services to Beijing Secoo. Beijing Secoo shall pay Kutianxia on a quarterly basis a service fee, which shall be an amount that is determined by Kutianxia based on the amount of services provided, and the market value for those services, and Kutianxia has the sole discretion to adjust the basis of calculation of the service fee amount according to service provided to Beijing Secoo. Kutianxia owns the exclusive intellectual property rights, whether created by Kutianxia or Beijing Secoo, as a result of the performance of the Exclusive Business Cooperation Agreement. The Exclusive Business Cooperation Agreement has an initial term of ten years and can be indefinitely extended at the sole discretion of Kutianxia. Beijing Secoo is not permitted to terminate the agreement except if Kutianxia commits gross negligence or fraud.

The Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction contains the same terms as those described above, except that Beijing Auction shall pay Kutianxia a monthly service fee determined at the sole discretion of Kutianxia on the basis of the scope and complexity of the work, the experience of staff personnel and their time spent and the market price of such work. The Exclusive Business Cooperation Agreement will be in effect for an unlimited term, unless terminated in writing by Kutianxia, or the Exclusive Business Cooperation Agreement shall be terminated as of the expiration date of the business term of either Kutianxia or Beijing Auction if the renewal of the business term of the respective companies is not approved by the relevant government authorities. Beijing Auction is not permitted to terminate the Exclusive Business Cooperation Agreement.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

•             Equity Pledge Agreement

An Equity Pledge Agreement was entered into by and among Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo. To guarantee payment from Beijing Secoo for services rendered pursuant to the Exclusive Business Cooperation Agreement, the shareholders of Beijing Secoo pledged their respective shares in Beijing Secoo under the Equity Pledge Agreement to Kutianxia as collateral for Beijing Secoo’s service fee payment. In the event Beijing Secoo fails to pay Kutianxia its service fee, Kutianxia will have the right to sell the pledged shares and apply the proceeds received to pay any outstanding service fees due by Beijing Secoo to Kutianxia. The shareholders of Beijing Secoo agree that, during the term of the Equity Pledge Agreement, they will not dispose of the pledged shares or create or allow any encumbrance on the pledged shares, and they also agree that Kutianxia’s rights relating to the equity pledges shall not be prejudiced by any legal actions of the shareholders of Beijing Secoo, their successors or their designees. The equity pledges have been registered with the relevant registration authority and became effective and enforceable since registration. During the term of the Equity Pledge Agreement, Kutianxia is entitled to receive dividends attributable to the pledged Beijing Secoo shares. The Equity Pledge Agreement has a term of ten years which shall be automatically extended corresponding to the extension of the Exclusive Business Cooperation Agreement. The Equity Pledge Agreement shall be terminated as and when the Exclusive Business Cooperation Agreement terminates.

Pursuant to the Equity Pledge Agreement entered into among Kutianxia, Beijing Auction, and the nominee shareholders, the shareholders of Beijing Auction pledge all of their equity interests in Beijing Auction to guarantee their and Beijng Auction’s performance of their obligations under the contractual arrangements including, but not limited to, the Exclusive Business Cooperation Agreement, Exclusive Option to Purchase Agreement, Loan Agreement and Powers of Attorney. If Beijing Auction or its shareholders breach their contractual obligations under these agreements, Kutianxia, as pledgee, will have the right to dispose of the pledged equity interests of Beijing Auction. The shareholders of Beijng Auction agree that, during the term of the Equity Pledge Agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Kutianxia, and they also agree that Kutianxia’s rights relating to the pledged equity interests shall not be prejudiced by the legal actions of the shareholders, their successors or their designees. The shareholders of Beijing Auction shall subscribe for additional equity in Beijing Auction only upon the written consent of Kutianxia and the additional equity shall thereon deemed to be pledged equity interests subject to the terms of the Equity Pledge Agreement. During the term of the Equity Pledge Agreement, Kutianxia has the right to receive all of the dividends and profits distributed on the pledged equity interests.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

In the event of liquidation of Beijing Auction, any distribution from the liquidation proceeds of Beijing Auction received by the shareholders of Beijing Auction shall be deposited into an account designated by Kutianxia and subject to the supervision of Kutianxia or the funds in the account shall be unconditionally transferred to Kutianxia to the extent permitted by PRC law. The Equity Pledge Agreement became effective and enforceable on the date when the pledge of equity interests were registered with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law and remain effective until Beijing Auction and its shareholders discharge all their obligations under the Equity Pledge Agreement. Kutianxia has a right to terminate the Agreement if Beijing Auction or its shareholders have any material breach of the terms of the Agreement, and may assign its rights and obligations under the Beijing Auction Agreements to any designated parties. Beijing Auction, and its shareholders shall not have any right to terminate the Agreement.

•             Exclusive Option to Purchase Agreement

Each of the shareholders of Beijing Secoo entered into an Exclusive Option to Purchase Agreement with Kutianxia and Beijing Secoo, pursuant to which the shareholders of Beijing Secoo granted Kutianxia or its designated person an irrevocable and exclusive option to purchase, at its discretion and to the extent permitted under the PRC law, all or part of the shareholders’ equity interests in Beijing Secoo at the minimum price that the PRC law permits at the time unless a valuation of the shares is required by the PRC law. Beijing Secoo and its shareholders agree that without the prior written consent of Kutianxia, they will not undertake any acts which may adversely affect the interests and rights of Kutianxia in Beijing Secoo. The shareholders of Beijing Secoo commit that without the prior written consent of Kutianxia, they will not sell, pledge or dispose of their equity interests in Beijing Secoo to any other parties. Beijing Secoo commits that without the prior written consent of Kutianxia, it will not increase or decrease its registered capital, amend its Articles of Association, sell, pledge, dispose of or permit a lien to be created on its assets, commit to any debts or liabilities not arising in the ordinary course of business, grant any loans or credit to any person, enter into any material contracts not in the ordinary course of business, enter into any investments, business acquisitions or combinations, dissolving Beijing Secoo, or distribute dividends to the shareholders. Beijing Secoo and its shareholders shall appoint those individuals recommended by Kutianxia as directors of the company. Beijing Secoo shall provide operating and financial information to Kutianxia at the request of Kutianxia and ensure the continuance of the business. The Exclusive Option to Purchase Agreement has an initial term of ten years and can be extended indefinitely at the discretion of Kutianxia.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

The Exclusive Option to Purchase Agreement entered into among Kutianxia, Beijing Auction and its nominee shareholders contains the same terms as those described above, except that the purchase price for the equity interests shall equal the amount that the shareholders contributed to Beijing Auction as its registered capital or a pro-rata amount if only portion of the equity interests is purchased, or the minimum price permitted by applicable PRC law, whichever is higher. The Exclusive Option to Purchase Agreement will remain effective until all equity interests in Beijing Auction held by its shareholders are transferred or assigned to Kutianxia or its designees. The shareholders of Beijing Auction shall not have any right to terminate the Exclusive Option to Purchase Agreement.

•             Exclusive Option to Purchase Intellectual Properties Agreement

Kutianxia and Beijing Secoo entered into an Exclusive Option to Purchase Intellectual Properties Agreement, pursuant to which Beijing Secoo granted to Kutianxia or its designees an exclusive and irrevocable right to purchase, to the extent permitted by the PRC law, a list of specified intellectual properties at any time Kutianxia would desire. The intellectual properties comprise domain names, copyright of the design or content of the websites, trademarks owned by Beijing Secoo and all intellectual properties purchased or developed by Beijing Secoo during the term of the Exclusive Option to Purchase Intellectual Properties Agreement, including but not limited to trademarks, trademark applications, patents, patent applications, software copyright, domain names, websites and technology knowhow. The Exclusive Option to Purchase Intellectual Properties Agreement has a term of ten years and is renewable at the option of Kutianxia for another ten years.

•             Loan Agreements

Loan Agreements were entered into between Kutianxia and each of the shareholders of Beijing Auction. Under these Loan Agreements, Kutianxia made interest-free loans in an aggregate amount of RMB1 million to the shareholders of Beijing Auction exclusively for the purpose of the initial capitalization and the subsequent financial needs of Beijing Auction. The loans shall be repaid in full if the shareholders of Beijing Auction cease to be employees of Kutianxia, Beijing Auction or their affiliates; and can only be repaid with the proceeds derived from the sale of all of the equity interests in Beijing Auction to Kutianxia or its designated representatives pursuant to the Exclusive Option to Purchase Agreements. The term of the loans is ten years from the date of the Loan Agreements and may be extended upon mutual written consent of Kutianxia and the shareholders of Beijing Auction.

The revenue producing assets that are held by the VIEs primarily comprise of network equipment, purchased software and the website. Substantially all of such assets are recognized in the Company’s consolidated financial statements, except for certain internally developed software, which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria. The VIEs also have assembled work force for sales, marketing and operations.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Risks in relation to the VIE structure

In the opinion of the Company’s management, the contractual arrangements have resulted in Kutianxia having the power to direct activities that most significantly impact the VIEs and the VIEs’ subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs and the VIEs’ subsidiaries at its discretion. Kutianxia considers that it has the right to receive all the benefits and assets of the VIEs and the VIEs’ subsidiaries. As the VIEs and the VIEs’ subsidiaries were established as limited liability companies under the PRC law, their creditors do not have recourse to the general credit of Kutianxia for the liabilities of the VIEs and VIEs’ subsidiaries, and Kutianxia does not have the obligation to assume the liabilities of the VIEs and VIEs’ subsidiaries.

The Group has determined that the VIE agreements are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the VIE Agreements; and if the shareholders of the VIEs were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Group’s ability to control the VIEs and the VIEs’ subsidiaries also depends on the rights provided to Kutianxia under the Powers of Attorney to vote on all matters requiring shareholders’ approval in the respective VIEs. As noted above, the Group believes these Powers of Attorney are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between Kutianxia, the VIEs and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•             revoke the Group’s business and operating licenses;

•             require the Group to discontinue or restrict its operations;

•             restrict the Group’s right to collect revenues;

•             block the Group’s websites;

•             require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•             impose additional conditions or requirements with which the Group may not be able to comply; or

•             take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

The imposition of any of the above restrictions or actions may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIEs and the VIEs’ subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and the VIEs’ subsidiaries. The Group believes the likelihood to lose the Group’s current ownership structure or the contractual arrangements with the VIEs and the VIEs’ subsidiaries is remote based on the current facts and circumstances.

There is no VIE in which the Group has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to the VIEs.

The following consolidated assets and liabilities information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2016 and 2017, and consolidated operating results and cash flows information for the years ended December 31, 2015, 2016 and 2017, have been included in the accompanying consolidated financial statements:

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

	As of December 31,
	2016	2017
	RMB	RMB
Cash	46,398	116,222
Restricted cash	200	—
Accounts receivable	20,462	54,093
Inventories, net	735,223	1,178,507
Advances to suppliers	2,050	4,815
Prepayments and other current assets	16,352	15,463
Amounts due from related parties	—	20
Total current assets	820,685	1,369,120

Property and equipment, net	24,940	28,941
Other non-current assets	1,320	3,500
Deferred tax assets	—	18,654
Total assets	846,945	1,420,215

Short-term borrowings and current portion of long-term borrowings	200,000	177,274
Accounts payable	254,537	262,576
Amount due to holding company and subsidiaries*	426,762	531,867
Amount due to related parties	2,319	2,451
Advances from customers	40,891	67,604
Accrued expenses and other current liabilities	194,266	313,574
Deferred revenue	5,254	12,051
Total current liabilities	1,124,029	1,367,397

Long-term borrowings , excluding current portion	—	124,324
Total liabilities	1,124,029	1,491,721

*Amounts due to holding company and subsidiaries represent the amounts due to Secoo Holding Limited and its subsidiaries, which are eliminated upon consolidation.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Total net revenues	1,589,400	2,378,837	3,504,055
Net (loss)/income	(160,836)	(10,160)	169,851
Net cash (used in)/ provided by operating activities	2,772	(98,799)	(19,779)
Net cash used in investing activities	(9,754)	(5,845)	(11,996)
Net cash provided by financing activities	58,790	55,000	101,599
Net (decrease)/ increase in Cash	51,808	(49,644)	69,824
Cash at the beginning of the year	44,234	96,042	46,398
Cash at the end of the year	96,042	46,398	116,222

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

2.         Summary of Significant Accounting Policies

(a)         Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

(b)         Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs for which the Company or its subsidiary is the primary beneficiary and the VIEs’ subsidiaries.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All intercompany transactions and balances among the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

(c)          Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, sales returns, customer incentives, inventory write-downs for excess and obsolete inventories, realization of deferred income tax assets, share-based compensation and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

(d)         Foreign Currency

The Group’s reporting currency is Renminbi (‘‘RMB’’). The functional currency of the Company and the Group’s entities incorporated in the British Virgin Islands (‘‘BVI’’), United States of America and Hong Kong Special Administrative Region (‘‘HK’’ or “Hong Kong”) is the United States dollars (‘‘US$’’). The functional currency of the Group’s entity incorporated in Italy and Malaysia is the Euro dollars and the Ringgit Malaysia, respectively. The functional currency of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange losses in the Consolidated Statements of Comprehensive Income (Loss). Total exchange differences were a loss of RMB7,425 and RMB11,418 for the years ended December 31, 2015 and 2016, respectively,  and a gain of RMB9,477 for the year ended December 31, 2017.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

The financial statements of the non PRC Group’s entities are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the Consolidated Statements of Comprehensive Income (Loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in the Consolidated Statements of Shareholders’ Equity. Total foreign currency translation differences were a loss of RMB29,345 and RMB60,138 for the years ended December 31, 2015 and 2016, respectively, and a gain of RMB81,834 for the year ended December 31, 2017.

(e)          Convenience Translation

Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5063, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2017, or at any other rate.

(f)           Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(g)         Cash and Time Deposits

Cash consist of cash on hand, cash at bank and time deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash.  Time deposits represent certificates of deposit placed with banks with original maturities of more than three months but less than one year.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(h)         Restricted Cash

Restricted cash is an amount of cash deposited with a bank in conjunction with a borrowing from the bank. Restriction on the use of such cash and the interest earned thereon is imposed by the bank and remains effective throughout the term of the bank borrowing. The cash restricted for use longer than one year is classified as non-current assets in the consolidated balance sheets.

(i)            Accounts Receivable

Accounts receivable mainly represent amounts due from online payment channels, delivery companies and installment payment by end customers with payment period within one year. Accounts receivables are recorded net of an allowance for doubtful accounts, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. No allowance for accounts receivable was provided as of December 31, 2016 and 2017 as the Company believes that it is probable the accounts receivable will be fully collected. Approximately 4% of the Company’s accounts receivable represent output VAT amounts, which are excluded from the Company’s merchandise sales revenues.

(j)            Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. The Group takes ownership, risks and rewards of the products purchased. Inventory is written down for damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and the sales promotion. When appropriate, write downs to inventory are recorded to write down the cost of inventories to their net realizable value. Write downs are recorded in cost of revenues in the Consolidated Statements of Comprehensive Income (Loss).

(k)         Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value (estimated at 5% of cost) over their estimated useful lives on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the period of the lease or their estimated useful lives, if shorter. The estimated useful lives are as follows:

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Category	Estimated useful lives
Electronic equipment	3-5 years
Transportation equipment	4 years
Office equipment	3-5 years
Leasehold improvement	Shorter of 5 years or lease term

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Comprehensive Income (Loss).

(l)            Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2015, 2016 and 2017.

(m)     Value Added Taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of second-hand merchandise purchased from individual vendors is subject to VAT at the concession rate of 2% or 3% depending on the sales term. Revenue from sales of brand new merchandise purchased from entities is generally subject to VAT at the rate of 17%. Service revenue is subject to VAT at the rate of 6%. The VAT balance is recorded in Accrued Expenses and Other Current Liabilities in the consolidated balance sheets.

(n)         Fair Value

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Short-term financial assets and liabilities of the Group primarily consist of cash, time deposits, restricted cash, accounts receivable, advances to suppliers, prepayments and other current assets, short-term borrowings, accounts payable, amount due to Founder, advance from customers, accrued expenses and other current liabilities. As of December 31, 2016 and 2017, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Long-term financial asset of the Group is restricted cash recognized in non-current assets. As of December 31, 2016 and 2017, the carrying values of restricted cash recognized in non-current assets approximated to their fair values as the interest rates approximate the rates in the market.

Long-term financial liabilities of the Group are long-term borrowings. As of December 31, 2016 and 2017, the carrying values of long-term borrowings approximated to their fair values as the interest rates of the Group’s long-term borrowings approximate the rates currently offered by the banks for similar loans.

(o)         Revenue

Revenues are generated primarily from merchandise sales, marketplace services and other services.

Revenues are recognized when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

Sales allowances for returns, which reduce revenues, are estimated based on historical experience. Revenues are recorded net of value-added taxes, business taxes and surcharges.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

In accordance with ASC 605-45, Revenue Recognition: Principal Agent Considerations, the Group considers several factors in determining whether it acts as the principal or as an agent in the arrangement of merchandise sales and provision of various related services and thus whether it is appropriate to record the revenue and the related cost of sales on a gross basis or record the net amount earned as service fees.

Merchandise Sales

The Group generates revenues mainly from merchandise sales when the Group acts as principal for the sales of brand products to end customers online through its own internet platforms and offline at the offline experience centers. Online sales include sales through the Company’s online shopping mall, flash sales, auction and overseas sales.

The Group is considered as a principal for the following reasons: (1) The Group is the primary obligor and is responsible for the acceptability of the products and the fulfillment of the delivery services; (2) The Group is responsible to compensate end customers if the products are counterfeit or defective goods; (3) The Group is also responsible for the loyalty program benefits offered in conjunction with the merchandise sales to the buyers; (4) The Group has latitude in establishing selling prices and selecting suppliers; (5) The Group assumes credit risks on receivables; and (6) The Group has legal ownership of the inventory and has significant inventory risks even for those inventory with payment deferred until the following month after the inventory is sold as it has physical loss risk after acceptance of all the goods purchased from suppliers. Accordingly, the Group considers itself as the principal in the arrangement with the end customers and records revenue earned from merchandise sales on a gross basis.

With respect to proceeds from merchandise sales, before determining the timing of revenue recognition, the Group allocates proceeds from merchandise sales among sales of the products and customer loyalty program benefits based on relative fair value of each deliverable. Proceeds allocated to sales of goods are recognized as merchandise sales upon acceptance of delivery of products by buyers. Proceeds allocated to customer loyalty program benefits are recorded as deferred revenues.

The Group collects cash from end customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. Cash collected from end customers before product delivery is recognized as advances from customers.

Marketplace and other services

Service revenues include marketplace service revenue and other services revenue through the internet platform. Marketplace service revenue refers to the commission fee earned by the Group when the Group acts as an agent for sales of vendors’ goods and lifestyle services. Vendor’s goods can be sold through auction or online ordering and lifestyle services can be sold through online ordering.

In addition, the other services revenue primarily consists of 1) advertising service revenue, and 2) service fees from the provision of repair and maintenance services to products such as handbags and watches.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

With respect to the marketplace service revenue, the Group does not have general inventory risk or latitude in establishing prices. Accordingly, the Group records the net amount as marketplace service fees earned.

The Group recognizes other service revenue when the services are rendered. The Group recognizes marketplace service revenue at the time that the Group has provided the service and is entitled to payment.

(p)         Customer Loyalty Program

Customers earn loyalty program points from qualified purchases from the Group. The loyalty program points may be redeemed and applied for payment for future purchases from the Group. The loyalty program points have no expiry date, and there is no condition stipulated for application of the loyalty program points. Loyalty program points are considered a separate deliverable in a merchandise sales arrangement. A portion of the sales price is allocated to this revenue generating unit using vendor-specific objective evidence, and such amount is accounted for as deferred revenue in the Consolidated Balance Sheets. Deferred revenue is recognized as merchandise revenue at the time the customer redeems the loyalty program points in a future purchase, or when the Group is legally released from its obligation.

The Group gives out coupons in promotion events or at the time a customer signs up as a registered member. Customers may enjoy certain discount or price reduction on a future purchase from the Group upon satisfying the conditions stipulated in such coupons. The coupons given out are not related to any transaction that has generated revenue. Accordingly, the Group does not attribute any value to these types of coupons. In the event the customer applies the coupon in a purchase, a reduced price will be recorded as sales revenue.

(q)         Cost of Revenues

Cost of revenues consists of cost of merchandise sold and inventory write-down, repair and maintenance staff payroll and related equipment depreciation. Payment processing, packaging material and product delivery costs are classified as fulfillment expenses in the Consolidated Statements of Comprehensive Income (Loss).

(r)          Fulfillment Expenses

Fulfillment expenses represent packaging material costs and those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; collecting payments from customers and responding to inquiries from customers. Fulfillment expenses also include amounts payable to third parties that assist the Group in payment collections and product deliveries. Shipping costs included in fulfillment expenses were RMB25,830, RMB28,206 and RMB32,277 for the years ended December 31, 2015, 2016 and 2017, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(s)           Marketing Expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB149,545, RMB113,663 and RMB111,154 for the years ended December 31, 2015, 2016 and 2017, respectively.

(t)            Technology and Content Development Expenses

Technology and content development expenses mainly consist of technology infrastructure expenses and payroll and related costs for employees involved in application development, category expansion, editorial content production and system support, as well as costs associated with computation, storage and telecommunication infrastructures. Technology and content development expenses which include software development costs are expensed as incurred, as the costs qualifying for capitalization have been immaterial.

(u)         General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

(v)         Share-based Compensation

The Company periodically grants share-based awards, including but not limited to, restricted shares and share options to eligible employees and directors. The shares held by Founder Mr. Richard Rixue Li who is also the Chief Executive Officer and a director of the Company, and Founder Ms. Zhaohui Huang who is a director of the Company became restricted and subject to service conditions in conjunction with the issuance of preferred shares.

Share-based awards granted to the Founders in the form of restricted shares are measured at the grant date fair value of the awards, and are recognized as compensation expense using the straight line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

Share-based awards granted to the employees before the Group’s IPO are subject to service and performance conditions, and share-based awards granted to the employees after the Group’s IPO are subject to service conditions. They are measured at the grant date fair value of the awards, and are recognized as compensation expense using the graded vesting method, net of estimated forfeitures, if and when the Company considers that it is probable that the performance condition will be achieved.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Share-based compensation in relation to the restricted shares is measured based on the fair market value of the Company’s ordinary shares at the grant date of the award. Prior to IPO, estimation of the fair value of the Company’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

(w)       Employee Benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social benefits included as expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss) amounted to RMB28,908, RMB33,980 and RMB32,606 for the years ended December 31, 2015, 2016 and 2017, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(x)         Income Tax

Current income taxes are provided on the basis of net income/ (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes arising from a change in tax rates is recognized in the Consolidated Statements of Comprehensive Income (Loss) in the period of change.

The Group applies a ‘‘more likely than not’’ recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is ‘‘more likely than not’’ to prevail based on the facts and technical merits of the position. Tax positions that meet the ‘‘more likely than not’’ recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

(y)         Leases

A lease is classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating leases are charged to the Consolidated Statements of Comprehensive Income (Loss) on a straight-line basis over the lease term. The Group had no capital leases as of December 31, 2016 and 2017.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(z)          Earnings (Loss) per Share

Basic earnings/(loss) per Class A and Class B share is computed by dividing net income/(loss) attributable to holders of Class A and Class B ordinary shares, considering the accretions to redemption value of the preferred shares and accretions to redemption value of the redeemable non-controlling interest, by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between Class A and Class B ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to Class A and Class B ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares and accretion related to redeemable non-controlling interest, if any, by the weighted average number of Class A and Class B ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares and Class A ordinary shares issuable upon the exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(aa)  Treasury Stock

Treasury stock represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

(bb)  Segment Reporting

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officer and management personnel do not segregate the Company’s business by product or service lines. All product and service categories are viewed as in one and the only operating segment.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(cc)    Statutory Reserves

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly foreign owned enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (‘‘PRC GAAP’’)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIE and VIE’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective company. The staff bonus and welfare fund is liability in nature and is restricted to make payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2015, 2016 and 2017, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and no appropriation was made to the statutory surplus fund by the Group’s PRC VIEs and VIEs’ subsidiaries as these PRC companies were still in accumulated losses . In addition, these PRC companies had not made any appropriation to discretionary funds.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(dd)  Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605, Revenue Recognition. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The new revenue standard may be applied retrospectively to each prior period presented (“full retrospective method”) or retrospectively with the cumulative effect recognized as of the date of adoption (“modified retrospective method”).

The Company plans to apply the modified retrospective method starting from January 1, 2018. The Company conducted a review and evaluation over all the contracts that are not completed on January 1, 2018 and concluded that there is no material impact on our retained earnings as of January 1, 2018 and consolidated financial statements in fiscal year 2018 as a result of the new adoption of the guidance.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

In November, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company evaluated the impact of ASU No. 2016-18 and determined to fully adopt the new standards starting from January 1, 2018 and will apply a retrospective transition method to each period presented.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation — Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. Management does not expect that the adoption of this guidance will have a material effect on the consolidated financial statements, and will adopt this ASU from January 1, 2018.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception. Part I of this update addresses public entities that issue warrants, convertible debt or convertible preferred stock that contain down round features. Part II of this update re-characterizes the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

3.         Concentration and Risk

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2015, 2016 and 2017.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash, restricted cash and accounts receivable. As of December 31, 2016 and 2017, substantial all of the Group’s cash and restricted cash were held by reputable financial institutions located in the PRC and Hong Kong which management believes are of high credit quality and financially sound based on public available information.

The majority of the customers are required to pay in full before or upon taking delivery of the merchandise either through the online payment processing financial institutions or companies or the Group’s appointed cash collection delivery companies. To a lesser extent, a portion of the customers pay by installments within a period from 3 to 12 months. Accounts receivable are receivables from the payment processing agents, delivery companies and installment receivable from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on these collection agents and customers and its ongoing monitoring process of their outstanding balances. Although accounts receivable are generally unsecured, the Group considers the credit risk of accounts receivable is low.

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and time deposits denominated in RMB are subject to such government controls and amounted to RMB55,555 and RMB166,076 as of December 31, 2016 and 2017. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the ‘‘PBOC’’). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Interest rate risk

The Group’s short-term borrowings and long-term borrowing bear interests at fixed rates. If the Group were to renew these loans, the Group might be subject to interest rate risk.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

4.         Fair Value Measurement

As of December 31, 2016 and 2017, the Group did not have assets or liabilities measured at fair value on a recurring basis in periods subsequent to their initial recognition.

5.         Inventories

As of December 31, 2016 and 2017, inventories represented products, of which amounting to RMB220,683 and RMB250,889, respectively, were pledged to a domestic bank for bank loans (see note 9 and note 10)

6.         Prepayments and Other Current Assets

	As of December 31,
	2016	2017
	RMB	RMB
Deposits	7,338	6,275
Prepaid advertising expense	2,223	1,392
Staff advances	2,187	3,560
Prepaid rent	1,770	2,496
Others	6,369	9,220
Prepayments and Other Current Assets	19,887	22,943

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

7.         Property and Equipment, net

	As of December 31,
	2016	2017
	RMB	RMB
Electronic equipment	26,199	32,324
Transportation equipment	2,650	4,625
Office equipment	10,480	9,493
Leasehold improvements	32,384	40,092
Total Property and Equipment	71,713	86,534
Less: Accumulated depreciation	(36,517)	(45,741)
Total Property and Equipment, net	35,196	40,793

Depreciation expenses were RMB11,068, RMB13,388 and RMB13,424 for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2016 and 2017, property and equipment amounting to nil and RMB11,753, respectively, were pledged to a domestic bank for bank loans (see note 9 and note 10).

8.         Other Non-current Assets

	As of December31,
	2016	2017
	RMB	RMB
Rental and other deposits	1,932	3,955
Prepaid insurance	—	3,955
Others	251	175
Other Non-current Assets	2,183	8,085

9.         Short-term Borrowings and Current Portion of Long-term Borrowings

	As of December 31,
	2016	2017
	RMB	RMB
Bank loans	200,000	100,000
Other borrowings	—	66,209
Current portion of long-term borrowings (Note 10)	—	11,065
	200,000	177,274

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

In September 2015, a subsidiary of the Group entered into loan agreement with Xiamen International Bank to finance its working capital.  The loan amount as of December 31, 2016 was RMB150,000 with an interest rate of 1.62% and 1.68% per annum for the first and second year respectively. The loan is due in two years with a restricted cash deposits of RMB155,300 as of December 31, 2016 in Xiamen International Bank. The loan was repaid in September 2017 and the cash deposit amounting to RMB155,300 became unrestricted following the loan settlement.

In May 2016, a subsidiary of the Group entered into a facility agreement with SPD Silicon Valley Bank Co., Ltd (“SPD”) and borrowed RMB50,000 for one year. In May 2017, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD to extend the facility of RMB70,000. In addition, RMB250,889 of inventories and RMB11,753 of equipment were pledged to SPD as collateral and a guarantee is provided to SPD by Hong Kong Secoo Investment Group Limited (Hong Kong Secoo) and the Company. Both of the original facility and amended facility agreements contain certain financial and nonfinancial covenants. The subsidiary received waivers from the bank for the financial covenants that were not met as of December 31, 2016. In May 2017, the subsidiary borrowed RMB50,000 under the facility agreement for one year with an interest of 7.35% per annum and a maturity date in May 2018. As of December 31, 2017, the subsidiary met the financial covenants and the outstanding balances was RMB50,000.

In December 2017, a subsidiary of the Group entered into loan agreement with Shanghai Pudong Development Bank Co., Ltd. to finance its working capital.  The loan amounts was RMB50,000 with an interest rate of 4.35% per annum and a maturity term of one year.  A restricted cash deposit of RMB55,214 was deposited to the bank for this borrowing.

In May 2017, a subsidiary of the Company’s VIE entered into a short-term borrowing agreement to borrow RMB45,000 from a non-financial institution at an interest rate of 9.35% per annum. The borrowing is payable in five monthly instalments starting in May 2017. The borrowing is guaranteed by the Company’s VIE. In August 2017, the agreement was extended. During 2017, RMB14,000 was repaid and RMB31,000 was outstanding as of December 31, 2017.  The remaining balance were paid off in April 2018.

During 2017, one of the Group’s subsidiaries entered into an agreement with a third party non-financial institution that permits the subsidiary to borrow short-term borrowings at the interest rates from 9% to 10%.  For the year ended December 31, 2017, the Company borrowed RMB78,409 under this agreement, among which, RMB35,209 is outstanding as of December 31, 2017 with the accounts receivable of RMB35,209 pledged to the third party as collateral.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

10.  Long-term Borrowings, excluding Current Portion

	As of December 31,
	2016	2017
	RMB	RMB
Long-term borrowings	—	135,389
Less: current portion (Note 9)	—	(11,065)
	—	124,324

Pursuant to the amended agreement with SPD stated in note 9, a subsidiary of the Group drew down RMB20,000 with a monthly payment from August 2017 to May 2019 at an interest rate of 6.75%. During 2017, RMB4,611 was repaid. As of December 31, 2017, the subsidiary met the financial covenants and the outstanding balances of current portion and non-current portion of the facility were RMB11,065 and RMB4,324, respectively.

In November 2017, a subsidiary of the Group entered into borrowing agreement with National Trust Co., Ltd (“NTC”) to finance its working capital.  The borrowing amount was RMB150,000 with an interest rate of 3.38% per annum and a maturity term of two and a half years. A restricted cash deposits of RMB123,800 pledged by the subsidiary in Xiamen International Bank, which was a consignor of NTC in the borrowing agreement. As of December 31, 2017, the subsidiary received RMB120,000 from NTC for this borrowing. The remaining amount of the borrowing was received by the subsidiary in January 2018.

As of December 31, 2017, the future principal payments for the Group’s long-term borrowings will be due according to the following payment schedule:

Principal amounts
RMB
2018	11,065
2019	4,324
2020	120,000
Total	135,389

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

11.  Accrued Expenses and Other Current Liabilities

	As of December 31,
	2016	2017
	RMB	RMB
Accrual for salary and bonus	15,603	25,536
Accrual for employee benefits	34,126	43,667
Advertising fees payable	19,397	45,859
Taxes payable	107,090	169,524
Office expenses	10,395	12,821
Deposits from merchants	9,489	12,789
Others	18,866	33,740
Accrued Expenses and Other Current Liabilities	214,966	343,936

Others mainly consist of professional fees payable, delivery cost payable and rent payable.

12.  Income Tax

a)                Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong.

PRC

The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the PRC Corporate Income Tax Law (‘‘CIT Law’’) and are taxed at the statutory income tax rate of 25%.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose ‘‘de facto management body’’ is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the ‘‘de facto management body’’ as ‘‘the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.’’ Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

The components of (loss)/income before income taxes are as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
The Cayman Islands	(22,964)	(11,880)	(14,109)
Hong Kong	(14,588)	(16,629)	14,951
PRC, excluding Hong Kong	(183,295)	(15,864)	103,864
Other	(1,156)	(200)	(2,822)
	(222,003)	(44,573)	101,884

Withholding tax on undistributed dividends

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (‘‘FIE’’) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group did not record any dividend withholding tax, as the Group’s PRC entities have no retained earnings in any of the periods presented.

The current and deferred portions of income tax expenses (benefits) included in the Consolidated Statements of Comprehensive Income (Loss), which were attributable to the Group’s PRC subsidiaries and VIE entities, are as follows:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Current tax expenses	—	—	12,456
Deferred tax benefits	—	—	(43,981)
Income tax benefits	—	—	31,525

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Increase (decrease) in effective income tax rate resulting from
Tax rate differential not subject to PRC income tax	3.14%	9.85%	2.29%
Share-based compensation	—	(0.56)%	11.31%
Non-deductive expense without tax invoice	(2.24)%	(12.98)%	13.02%
Others	(2.13)%	(1.50)%	1.89%
Change in valuation allowance	(23.77)%	(19.81)%	(84.45)%
Effective tax rate	0%	0%	(30.94)%

b)                Deferred tax assets

	As of December 31,
	2016	2017
	RMB	RMB
Payroll and other accrued expenses	12,079	9,460
Inventory write-down	1,380	1,569
Net operating loss carry forwards	80,644	45,284
Advertisement expenses	6,933	2,667
Less: Valuation allowance	(101,036)	(14,999)
Total deferred tax assets	—	43,981

In assessing the recoverability of its deferred tax assets, the Group considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

As of December 31, 2015 and 2016, the Group incurred accumulated net operating losses. The management believes that it is more likely than not that the accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred tax assets as of December 31, 2015 and 2016.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

The Group made profit for the year ended December 31, 2017. For some entities, the management believes that it is more likely than not that the accumulated net operating losses of those entities will be utilized in the foreseeable future, therefore no valuation allowance was provided for the deferred tax assets in the amount of RMB 43,981. As of December 31, 2017, the valuation allowance of RMB14,999 was provided for the Company and some subsidiaries. For those entities, the management believes that it is more likely than not that the accumulated net operating losses of those entities will not be utilized in the foreseeable future.

As of December 31, 2017, the Group had net operating loss carry forwards of approximately RMB26,189 attributable to the Hong Kong subsidiary, RMB1,900 attributable to the Malaysia subsidiary, RMB1,561 attributable to the Italian subsidiary and of approximately RMB160,653 attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries. The loss carried forward by the Hong Kong, Malaysia and Italian subsidiaries can be carried forward to net against future taxable income without a time limit; while the loss carried forward by the PRC companies will expire during the period from year 2018 to year 2022.

The changes in valuation allowance for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at the beginning of the year	39,432	92,204	101,036
Additions	52,772	8,832	2,842
Reversals	—	—	(88,879)
Balance at the end of the year	92,204	101,036	14,999

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs for the years from 2013 to 2017 are open to examination by the PRC tax authorities.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13.  Redeemable Convertible Preferred Shares

Redeemable convertible preferred shares consist of the following:

	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series D Preferred Shares	Series E Preferred Shares	Total
Balance as of January 1, 2015	31,331	34,398	100,783	84,925	232,381	—	483,818
Issuance for cash	—	—	—	—	—	342,880	342,880
Issuance costs paid	—	—	—	—	—	(4,130)	(4,130)
Redemption value accretion	19,359	21,505	48,141	28,411	59,507	36,767	213,690
Foreign currency translation adjustment	1,827	2,001	6,182	5,199	14,210	14,262	43,681
Balance as of December 31, 2015	52,517	57,904	155,106	118,535	306,098	389,779	1,079,939
Redemption value accretion	78,608	90,231	127,746	71,359	111,684	116,114	595,742
Foreign currency translation adjustment	3,594	3,962	10,603	8,093	20,901	26,618	73,771
Balance as of December 31, 2016	134,719	152,097	293,455	197,987	438,683	532,511	1,749,452
Redemption value accretion	26,356	29,619	60,289	40,164	57,988	(11,737)	202,679
Foreign currency translation adjustment	(7,651)	(8,632)	(16,763)	(11,297)	(24,341)	(28,178)	(96,862)
Conversion of preferred shares to ordinary shares	(153,424)	(173,084)	(336,981)	(226,854)	(472,330)	(492,596)	(1,855,269)
Balance as of December 31, 2017	—	—	—	—	—	—	—

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

On September 23, 2011, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,250,000 Redeemable Convertible Series A-1 Preferred Shares (‘‘Series A-1 Preferred Shares’’) and 1,250,000 Redeemable Convertible Series A-2 Preferred Shares (‘‘Series A-2 Preferred Shares’’) were issued on September 23, 2011, and 178,572 Series A-2 Preferred Shares were issued on February 7, 2012 for an aggregated consideration of US$2,000 (equivalent of RMB13,153).

On September 23, 2011, the Company also issued certain Convertible Promissory Notes (‘‘Convertible Promissory Notes’’) amounting to US$3,333 (equivalent of RMB20,973), which were subsequently converted into Redeemable Convertible Series B Preferred Shares upon the issuance of the Redeemable Convertible Series B Preferred Shares in March 2012.

On February 28, 2012, the Company entered into a shares purchase agreement with certain investors, pursuant to which a total of 2,380,952 Redeemable Convertible Series B Preferred Shares (‘‘Series B Preferred Shares’’) were issued partly for an aggregated cash consideration of US$6,666 (equivalent of RMB41,946) and partly through the conversion of the Convertible Promissory Notes between March 4, 2012 to March 29, 2012.

On July 9, 2013, the Company entered into a shares purchase agreement with certain investors and pursuant to the agreement, on July 11, 2013, the Company issued 1,571,973 Redeemable Convertible Series C Preferred Shares (‘‘Series C Preferred Shares’’) for an aggregated consideration of US$11,404 (equivalent of RMB70,462).

On July 2, 2014, the Company entered into a shares purchase agreement with certain investors and pursuant to the agreement, on July 11, 2014, the Company issued 3,178,652 Redeemable Convertible Series D Preferred Shares (‘‘Series D Preferred Shares’’, together with Series C Preferred Shares, Series B Preferred Shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares, ‘‘Preferred Shares’’) for an aggregated consideration of US$35,000 (equivalent of RMB215,863).

On July 7, 2015, the Company entered into a shares purchase agreement with certain investors and Pingan eCommerce Limited Partnership (‘‘Ping An’’) and pursuant to the agreement, the Company issued 2,925,658 Redeemable Convertible Series E Preferred Shares (‘‘Series E Preferred Shares’’) for an aggregated consideration of US$55,000 (equivalent of RMB342,880).

The Group had classified the Preferred Shares as mezzanine equity in the consolidated balance sheets since they were contingently redeemable at the option of the holders after a specified time period. The Group had determined that conversion and redemption features embedded in the Preferred Shares were not required to be bifurcated and accounted for as a derivative, as the economic characteristics and risks of the embedded conversion and redemption features were clearly and closely related to that of the Preferred Shares. The Preferred Shares were not readily convertible into cash as there is not a market mechanism in place for trading of the Company’s shares.

The Group had determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

In addition, the carrying values of the Preferred Shares were accreted from the share issuance dates to the redemption value on the earliest redemption dates. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

The rights, preferences and privileges of the Preferred Shares were as follows:

Redemption Rights

At any time commencing on a date specified in the agreement of the Preferred Shares (the ‘‘Redemption Start Date’’), holders of more than 50% of the then outstanding Series A-1, A-2, B , D and E Preferred Shares and 75% of the Series C Preferred Shares may request a redemption of the Preferred Shares of such series. In addition, prior to the Redemption Start Date but following the occurrence of certain early redemption events, holders of more than 50% of the Series D Preferred Shares or Ping An may request a redemption. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding Preferred Shares of such series.

The Redemption Start Date was originally July 2, 2016 for Series A-1 Preferred Shares, Series A-2 Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares, which was subsequently modified on July 8, 2015 to July 8, 2017.The Redemption Start Date was July 8, 2017 for Series E Preferred Shares. In April 2017, the Redemption Start Date for all of the Preferred Shares was extended to May 10, 2018.

If any holder of any series of Preferred Shares exercises its redemption right, any holder of other series of Preferred Shares shall have the right to exercise the redemption of its series at the same time.

The price at which each Preferred Share shall be redeemed shall equal to the higher of (i) and (ii) below:

i. The original Preferred Shares issue price for such series plus R% interest per annum (calculated from the issuance dates of the respective series of Preferred Shares), and declared but unpaid dividends, where R is 8 for Series C, Series B, Series A-1 and Series A-2 Preferred Shares and 15 for Series D and Series E Preferred Shares.

ii. The fair market value of the relevant series of Preferred Shares on the date of redemption.

The Group accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Preferred Shares using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Conversion Rights

Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each Preferred Share is the same as its original issuance price and no adjustments to conversion price have occurred. At December 31, 2015 and 2016, each Preferred Share is convertible into one ordinary share.

Each Preferred Share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering (‘‘Qualified IPO’’) or (ii) the written approval of the holders of a majority of each series of Preferred Shares (calculated and voting separately in their respective single class on an as-converted basis), and particularly for the Series C Preferred Shares, approval by the holders of more than 75% of the Series C Preferred Shares.

Prior to the Series E Preferred Shares issuance on July 8, 2015, a ‘‘Qualified IPO’’ was defined as an initial public offering with net offering proceeds no less than US$61,500 and implied market capitalization of the Company of no less than US$410,000 prior to such initial public offering. Upon the issuance of the Series E Preferred Shares, the net offering proceeds and market capitalization criteria for a ‘‘Qualified IPO’’ was increased to US$130,000 and US$550,000 respectively.

Voting Rights

Each Preferred Share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. Preferred Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of Preferred Shares and ordinary shares shall vote together as a single class.

Dividend Rights

Series A-1 Preferred Shares and Series A-2 Preferred Shares were originally entitled to receive a like amount of dividends before any dividend is paid on ordinary shares. After a modification on the rights of the preferred shares effective from February 28, 2012, Preferred Shares holders are entitled to receive dividends if declared by the Board of Directors, in an amount equal to 10% of the original preferred share issue price of the respective series of Preferred Shares per annum accruing cumulative from the issuance date of the respective Preferred Shares.

The remaining undistributed earnings of the Company after full payment of the above amounts on the Preferred Shares, shall be distributed on a pro rata basis to the holders of ordinary shares and Preferred Shares on an as-converted basis.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Liquidation Preferences

In the event of any liquidation including deemed liquidation, dissolution or winding up of the Company, holders of the Preferred Shares shall be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares and Series A-1 and Series A-2 Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares. The modifications of the rights, preferences and privileges of the Preferred Shares are not considered substantial, and are thus accounted for as a modification rather than an extinguishment of the Preferred Shares. Where there is a transfer of value between ordinary shareholders and Preferred Shares holders as a result of such modifications, the transfer of value is accounted for as deemed dividends, recorded as additions/reductions in accumulated deficit and reductions/additions in the Preferred Shares carrying amounts.

All of the preference shares were converted to ordinary shares immediately upon the completion of the company’s initial public offering on September 22, 2017.  Prior to their automatic conversion to ordinary shares upon the Company’s initial public offering on September 22, 2017, the preferred shares were entitled to certain preferences with respect to conversion, redemption, dividends and liquidation. The holders of preferred shares were entitled to vote together with the holders of ordinary shares on an as-if-converted basis, except for certain specified matters that preferred shares would be voted separately as a class.

14.  Redeemable Non-controlling Interest

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance as of January 1	—	—
Capital contribution	—	5,000	5,082
Loss	—	(82)	(298)
Accretion of redeemable non-controlling interest	—	164	798
Balance as of December 31	—	5,082	5,582

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

In October of 2016, a third party investor acquired 15% of the equity interest of the Company’s wholly owned PRC subsidiary at a consideration of RMB5,000. The newly issued shares could be redeemed by the non-controlling shareholder from the redemption start date (i.e. three years from the closing of the financing), the redemption value is equal to RMB5,000 plus 10% of interest and 15% of the net profit attributable to the PRC subsidiary if any for the period beginning October of 2016 to the date of redemption. The redeemable non-controlling interest was recorded outside of permanent equity on the consolidated balance sheet and initially recorded at the carrying value of RMB5,000. The redeemable non-controlling interest is carried at the higher of (1) the initial carrying amount, increased or decreased for the redeemable non-controlling interest’s share of net income or loss or (2) the expected redemption value.

15.  Ordinary Shares

On September 22, 2017, the Group completed its initial public offering of 4,250,000 Class A ordinary shares, at a public offering price of US$26 per share.  The net proceeds received were US$100,844 (or RMB664,464).

Concurrently upon the completion of the Company’s IPO, the Company issued 769,231 and 384,615 Class A ordinary shares to Gold Ease Global Limited and YTL Cayman Limited, respectively, in a private placement at a price of US$26 per share. Proceeds from such issuance of ordinary shares were US$30,000 (or RMB197,697),

Following the completion of the Group’s IPO, the Company’s authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law.

As of December 31, 2017, all Class B ordinary shares were held by the Chairman and CEO of the Group.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

16.  Share Repurchase Program

In November 2017, the Board of Directors of the Company approved a share repurchase program whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of American Depositary Shares with an aggregate value of up to US$20,000 over the following 12 months. The share repurchases may be made on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable laws and regulation.

During the year ended December 31, 2017, the Company repurchased 359,595 shares for US$6,459 (RMB42,606) on the open market, at a weighted average price of US$17.96 per share.  The Company accounts for repurchased ordinary shares under the cost method and includes such cost as a component of the shareholders’ equity.

17.  Share-based Compensation

(a)    Restricted Ordinary Shares

In May 2011, the Founders entered into an arrangement with other investors of the Company, whereby all of their 7,500,000 ordinary shares became restricted and subject to service vesting conditions. 25% of the restricted shares vested and were released from restriction after twelve months on May 26, 2012, and the remaining 75% of the restricted shares vested annually in equal instalments over the next three years. In addition, the restricted shares were subject to repurchase for cancellation by the Company upon termination of Mr. Richard Rixue Li’s employment. The repurchase price was the par value of the ordinary shares.

Deferred share compensation was measured for the restricted shares using the estimated fair value of the Company’s ordinary shares of US$0.151 at the date of imposition of the restriction in May 2011, and was amortized to the consolidated statements of comprehensive income (loss) on a straight line basis over the vesting term of 4 years.

In March 2012, 198,413 of the restricted ordinary shares owned by the Founders were transferred to a consultant who provided services to the Company to facilitate the completion of Series B Redeemable Convertible Preferred Shares issuance which were cliff vested in full on the grant date and the compensation cost attributable to these shares was measured at fair value and recognized immediately as the preferred share issuance cost and a deduction in the preferred shares balance. The remaining 7,301,587 restricted ordinary shares owned by the Founders became subject to a revised four-year vesting restriction arrangement commencing from March 4, 2012, and the compensation cost for the restricted shares was amortized to the consolidated statements of comprehensive income (loss)  on a straight line basis over the new 4-year vesting term from March 4, 2012.

All the restricted ordinary shares were vested as of December 31, 2016.  The amounts of stock compensation expense in relation to the restricted ordinary shares recognized in the years ended December 31, 2015, 2016 and 2017 were RMB1,378, RMB249 and nil, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(b)    Stock Option Plan

On December 31, 2014, the Company adopted the 2014 Stock Incentive Plan (‘‘2014 Plan’’). Under the 2014 Plan, the Company’s Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted under the 2014 Plan shall be 1,307,672 shares. Stock options granted to an employee under the 2014 Plan will vest only upon the Company completes a Qualified IPO and the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee’s date of employment. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service. Prior to the Company completes a Qualified IPO, all stock options granted to an employee shall be forfeited at the time the employee terminates his employment with the Group. After the Company completes a Qualified IPO, vested options not exercised by an employee shall be forfeited three months after termination of employment of the employee. In addition, the employees who have been granted options irrevocably grant a power of attorney to the board of directors of the Company to exercise voting rights of the shares on their behalf.

In 2017, the Company adopted a 2017 Employee Stock Incentive Plan (“2017 Plan”), which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares as of December 31, 2017. Stock options granted to an employee under the 2017 Plan will vest upon the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee’s date of employment. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

The following table sets forth the stock options activity for the years ended December 31, 2015, 2016 and 2017, respectively:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value 000’US$
Outstanding as of January 1, 2015	1,111,213	0.001
Granted	136,512	0.001
Exercised	—
Forfeited	(357,137)	0.001
Expired	—
Outstanding as of December 31, 2015	890,588	0.001	8.97	12,554
Granted	63,450	0.001
Exercised	—
Forfeited	(220,282)	0.001
Expired	—
Outstanding as of December 31, 2016	733,756	0.001	7.98	14,384
Granted	670,201	0.001
Exercised	—
Forfeited	(309,544)	0.001
Expired	—
Outstanding as of December 31, 2017	1,094,413	0.001	8.55	21,142
Vested and expected to vest as of December 31, 2017	1,065,950	0.001	8.53	20,592
Exercisable as of December 31, 2017	863,016	0.001	7.84	16,672

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Options granted to employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2015	2016	2017
	RMB	RMB	RMB
Expected volatility	55%~58%	54.00%~55.00%	47.40%~50.00%
Risk-free interest rate (per annum)	1.94%~2.27%	1.49%~1.78%	2.37%~2.40%
Exercise multiple	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0%	0%	0%
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of option grants (per share)	US$12.280~17.838	US$15.020~16.987	US$14.379~21.573

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

The fair value of options granted to employees for the years ended December 31, 2015, 2016 and 2017 amounted to RMB11,065, RMB6,888 and RMB72,137, respectively. For the options granted to the employees before the Group’s IPO, the exercisability was dependent upon the Company’s IPO, and it was not probable that this performance condition could be achieved until the IPO was effective, no compensation expense relating to the options was recorded for the years ended December 31, 2015 and 2016. For the year ended 2017, the Company recognized RMB46,077 as share based compensation expenses relating to the stock option plan.

As of December 31, 2017, RMB 40,485 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 2.56 years.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

18.  Segment Information

Revenues from different product groups and services are as follows:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Merchandise sales
Watches	833,208	863,382	1,122,756
Bags	519,841	691,474	837,516
Clothing, Footwear and Accessories	189,267	403,722	833,102
Jewelleries	152,739	531,533	703,216
Other products	29,684	76,761	184,205
Total merchandise sales	1,724,739	2,566,872	3,680,795

Marketplace and other services:
Marketplace services	10,441	15,707	42,114
Other services	7,948	11,243	17,546
Total marketplace and other services:	18,389	26,950	59,660

Total net revenues	1,743,128	2,593,822	3,740,455

The following summarizes the Group’s net revenues from the following geographic areas:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Mainland China	1,590,218	2,379,062	3,435,661
Hong Kong	145,461	201,559	286,807
Others	7,449	13,201	17,987
Total net revenues	1,743,128	2,593,822	3,740,455

The following summarizes the Group’s long-lived assets (including property and equipment, net and other non-current assets) from the following geographic areas:

	As of December 31,
	2016	2017
	RMB	RMB
Mainland China	29,230	38,366
Hong Kong	1,961	1,629
Others	6,188	8,883
Total long-lived assets	37,379	48,878

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

19.  Net Loss per Share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(222,003)	(44,453)	134,056
Accretion to redeemable non-controlling interest redemption value	—	(164)	(798)
Accretion to preferred share redemption value	(213,690)	(595,742)	(202,679)
Numerator for basic and diluted net loss per share calculation	(435,693)	(640,359)	(69,421)
Denominator:
Weighted average number of ordinary shares	5,364,536	7,189,933	12,500,821
Denominator for basic and diluted net loss per share calculation	5,364,536	7,189,933	12,500,821
Net loss per ordinary share
— Basic and diluted	(81.22)	(89.06)	(5.55)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2015	2016	2017
Restricted shares and stock options	2,715,984	733,756	1,094,413
Redeemable Convertible Preferred Shares	12,735,807	12,735,807	—

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

20.  Commitments and Contingencies

Commitments

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB28,515, RMB35,788 and RMB34,090 for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, future minimum lease commitments, all under office and facilities non-cancelable operating lease agreements, were as follows:

Office and facilities
RMB
2018	32,367
2019	21,200
2020	15,165
2021	10,614
2022	1,651
Total	80,997

Except for those disclosed above, the Group did not have any significant capital or other commitments or guarantees as of December 31, 2016 and 2017.

21.  Related Party Transactions

(a)         Amount due from related parties

During the years ended December 31, 2015, 2016 and 2017, the Group paid on behalf of Jiangxi Tiangong Hi Tech Co., Ltd.(“Jiangxi Tiangong”), a related party that the Group’s subsidiary can exercise significant influence for nil, nil and RMB287.  Jiangxi Tiangong  paid off RMB249 in 2017. The Group has amount due from Jiangxi Tiangong for nil, nil and RMB38 as of December 31, 2015, 2016 and 2017, respectively.

(b)         Amount due to related parties

During the years ended December 31, 2015, 2016 and 2017, the Group borrowed RMB18,000, nil and nil, respectively from Mr. Richard Rixue Li, the Group’s chairman and chief exercise officer, to fund working capital, among which RMB15,361, RMB320 and RMB1,025 were repaid during the years ended December 31, 2015, 2016 and 2017, respectively.  The Group has an amount due to Mr. Richard Rixue Li for RMB 2,639, RMB2,319 and RMB1,294 as of December 31,2015, 2016 and 2017, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

During the years ended December 31, 2015, 2016 and 2017, Yichun Chuaichuai Information Technology Co., Ltd (“Yichun Chuaichuai”), a related party that the Group’s subsidiary can exercise significant influence, purchased products in the amount of nil, nil and RMB1,712, respectively from the Group. Yichun made a prepayment of RMB2,885 to the Group for the purchase and the balance of the prepayment from Yichun Chuaichuai was RMB1,173 as of December 31, 2017.