Form 20-F
period 2018-12-31
Secoo Holding Ltd
filed 2019-04-29
CIK 1633441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

*Not for trading, but only in connection with the listing on the NASDAQ Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018, there were 25,122,199 shares outstanding, par value $0.001 per share, being the sum of 18,550,770 Class A ordinary shares and 6,571,429 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

☐ Yes   ☐ No

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

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income/(loss) data (other than ADS data) for the years ended December 31, 2016, 2017 and 2018, and summary consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet as of December 31, 2016 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

You should read the summary consolidated financial data together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results are not necessarily indicative of our results expected for future periods.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data
Total revenues	2,593,822	3,740,455	5,387,577	783,590
Cost of revenues	(2,193,676)	(3,128,441)	(4,427,844)	(644,003)
Gross profit	400,146	612,014	959,733	139,587
Total operating expenses	(429,378)	(517,193)	(740,458)	(107,695)
(Loss)/income from operations	(29,232)	94,821	219,275	31,892
Net (loss)/income	(44,573)	133,409	155,546	22,623
Net (loss)/income attributable to ordinary shareholders of Secoo Holding Limited	(640,359)	(69,421)	151,833	22,083
Net (loss)/income per Class A and Class B Ordinary share
— Basic	(89.06)	(5.55)	6.02	0.88
— Diluted	(89.06)	(5.55)	5.80	0.84
Net (loss)/income per ADS(1)
— Basic	(44.53)	(2.78)	3.01	0.44
— Diluted	(44.53)	(2.78)	2.90	0.42
Weighted average number of Class A and Class B Ordinary shares outstanding used in computing net (loss)/income per share
— Basic	7,189,933	12,500,821	25,235,404	25,235,404
— Diluted	7,189,933	12,500,821	26,182,922	26,182,922

Note:

(1)         Two ADSs represent one Class A ordinary share.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
Cash	55,555	453,425	1,034,385	150,445
Time deposits	—	292,318	68,632	9,982
Restricted cash	155,792	179,014	92,022	13,384
Investment in equity security	—	—	26,032	3,786
Accounts receivable	20,992	54,210	119,580	17,392
Inventories	752,103	1,189,885	1,712,740	249,108
Total assets	1,045,816	2,337,708	3,791,926	551,512
Accounts payable	274,629	318,414	498,579	72,515
Total liabilities	739,435	1,047,314	2,282,413	331,962
Total mezzanine equity	1,754,534	5,582	7,587	1,103
Total liabilities, mezzanine equity and shareholders’ equity	1,045,816	2,337,708	3,791,926	551,512

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

Translations of balances from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018.

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

We have accumulated net losses since we commenced our current business operations in 2011. Our net losses were RMB44.6 million in 2016. Although we recorded a net income of RMB133.4 million and RMB155.5 million (US$22.6 million) in 2017 and 2018, respectively, we cannot assure you that we will be able to continue to generate net income or positive cash flow from operating activities in the future. We anticipate that our profitability will depend in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online platform and our offline experience centers and services and offering value-added services with higher margins. Accordingly, we intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure, website, mobile applications, offline experience centers and new technology to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, our net income margin may decline or we may incur net losses or negative cash flow in the future and may not be able to maintain profitability on a quarterly or annual basis.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers. Our suppliers include brands, brand authorized distributors and individual and corporate suppliers (including professional shoppers). Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable terms. We typically enter into one-year framework agreements with most of our suppliers on an annual basis, and these framework agreements do not ensure availability of products, continuation of particular pricing practices or payment terms beyond the end of the contractual term. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the expiration of their current contracts with us. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantities and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. Furthermore, as some of our suppliers source from brands with vertically integrated exclusive distribution channels, if these brands synchronize their global pricing strategies, our suppliers might not be able to source products with competitive prices. In the event that we are not able to source products at favorable prices, our revenues and gross profit as a percentage of revenues may be materially and adversely affected. In addition, brand suppliers may restrict us from sourcing their brand products from other sources to protect their brand, which may adversely and materially affect our global supply chain system, and hence reduce our operation efficiency.

In the event that any of our suppliers fail to obtain authorization from the relevant brands to sell certain products to us, they may be prevented from selling products to us or selling vintage goods at our online platform, which may adversely affect our business and revenues. In addition, if our suppliers cease to grant us favorable payment terms, our working capital requirements may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, we may be unable to meet customer demands for these products or to offer these products at attractive prices. Any negative developments in our relationships with our existing suppliers or failure to attract new suppliers and third party merchants could materially and adversely affect our business and growth prospects.

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

We believe our fulfillment network, currently consisting of strategically located logistics centers in Beijing, Yichun, Hong Kong and Milan and supported by our offline experience centers in Beijing, Shanghai, Chengdu, Tianjin, Xiamen, Qingdao and Malaysia, which perform certain warehousing functions, is essential to our success. If any of the landlords terminates existing lease agreements with us, or materially alters any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investment, or at all. We plan to establish more logistics centers to increase our warehouse capacity, accommodate more customer orders and provide better coverage of our target markets. As we continue to add logistics centers, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to lease new facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

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

We have a limited operating history with our current business model. We commenced our current merchandising sales business model in 2011. We opened our first offline experience center in Beijing and launched our website in April in the same year. We launched our mobile application and began to significantly expand our marketplace services business in 2013 and 2014, respectively. We expanded direct cooperation with top-tier global brands and offered omni-channel commerce solutions to physical boutiques and department stores in 2016. Under our current business model, we have generated limited revenues, and may not produce significant revenues in the near term which may harm our ability to obtain additional financing and may require us to reduce or discontinue our operations. The upscale product market in China is still in its early stage. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage operating company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results and financial condition.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, and the Cyberspace Administration of China. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of upscale products, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our online platform operation, including the ICP license and the license for online data processing and transaction processing services, or the EDI license for Secoo.com and the ICP license and auction business permit for online auction business. See “Item 4.B. Regulation—Regulations Relating to Foreign Investment.” and “Item 4.B. Business Overview—Regulation—Licenses and Permits.”

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

In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions.

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

Although we have not in the past been the subject of any regulatory investigations or any civil, administrative or criminal sanctions under PRC customs laws and regulations, and, as of the date of this annual report, we are not aware of any such claims or actions by government authorities against us, and have no reason to believe that any such claims or actions will be brought forth in the foreseeable future, due to uncertainties in the interpretation and enforcement of PRC customs laws and regulations, we may be determined by competent governmental or judicial authorities to be in violation of PRC customs laws and regulations as a result of purchasing goods from law-breaking suppliers.

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

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition, acquire new customers and increase sales of our products. We incurred RMB218.8 million, RMB246.0 million and RMB410.5 million (US$59.7 million) of marketing expenses in 2016, 2017 and 2018, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. Our decisions regarding investments in customer acquisition are based upon our analysis of the revenue we have historically generated per customer over the expected lifetime value of the customer. Our analysis of the revenue that we expect a customer to generate over his or her lifetime depends upon several estimates and assumptions, including the demographic groups of the customers, whether a customer will make a second order, whether a customer will make multiple orders in a month, average sales per order and the predictability of a customer’s purchase pattern. Our experience in markets or customer demographic groups in which we presently have low penetration rates may differ from our more established markets.

Our brand promotion and marketing activities may not be as effective as we anticipate. If our estimates and assumptions regarding the revenue we can generate from customers prove incorrect, or if the revenue generated from new customers differs significantly from that of existing customers, we may be unable to recover our customer acquisition costs or generate profits from our investment in acquiring new customers. Moreover, if our customer acquisition costs or other operating costs increase, the return on our investment may be lower than we anticipate irrespective of the revenue generated from new customers. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate and results of operations may be harmed. In addition, marketing approaches and tools in the upscale product retail market in China are evolving, which require us to keep pace with industry developments and changing preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability, if any.

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

A decline in the popularity of online shopping in general, or any failure by us to adapt our platform and improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our revenues and business prospects.

Furthermore, the upscale product retail industry in China is very sensitive to macroeconomic changes, particularly changes in disposable income, and retail purchases tend to decline during recessionary periods. Substantially all of our revenues are derived from retail sales in China. Many factors outside of our control, including inflation and deflation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect disposable income level, consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability, if any. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect disposable income level, consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability, if any.

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

In connection with the audits of our consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified a “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Our failure to correct the material weakness and control deficiencies or to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

We have been subject to negative postings and other media exposure in the past. We may become the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies and short seller reports. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers and the goods and services offered by them and often act on such information without further investigation or authentication and without regard to its accuracy. Information on social media platforms and devices is easily accessible, and any negative publicity on us or our founders and management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filtering or verification of the content posted. Information posted may be inaccurate and may harm our reputation, performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our ADSs.

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

As of the date of this annual report, we leased 45 properties for our offices, offline experience centers, logistics centers, and parking lots. The lessors of some leased properties have not been able to provide proper ownership certificates for the properties that we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

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

We adopted a share incentive plan in December 2014, or the 2014 Plan. Under the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to 1,307,672 ordinary shares as of the date of this annual report. In 2017, we, adopted a 2017 Employee Stock Incentive Plan, or the 2017 Plan, which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. As of December 31, 2018, options to purchase 1,235,873 ordinary shares are issued and outstanding under the 2014 and 2017 Plan. We have recognized share-based compensation expense in the amount of RMB23.7 million (US$3.4 million) for the year ended December 31, 2018. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with online retail in particular. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. Many e-commerce companies in China hold special promotional campaigns on festivals or days popular among young people, many of which fall in the fourth quarter. We also hold a special promotional campaign in December each year. These special promotional campaigns typically increase the revenues in the relevant quarters. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

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

Currently, Mr. Richard Rixue Li, our founder, director and chief executive officer beneficially owns 26.2% of our outstanding shares. As a result of his significant shareholding, Mr. Li has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 7.A. Major Shareholders.”

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

Due to the disparate voting powers associated with our two classes of ordinary shares, as of the date of this annual report, Mr. Li beneficially owns 87.6% of the aggregate voting power of our company through Siku Holding Limited. As a result, Mr. Li will have control over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC in response to future document requests by the SEC made through the CSRC. If the Big Four PRC-based accounting firms, including our independent registered public accounting firm, fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and the CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms, such as imposing penalties on the firms and restarting the proceedings against the firms, depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NASDAQ Global Market or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Foreign ownership of certain internet related businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (subject to exceptions, such as platform e-commerce) and any such foreign investors must have experience in providing value-added telecommunication services overseas and maintain a good track record in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2018 Negative List. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain business operating licenses for internet content provision to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license or EDI license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. As a result, we conduct such business activities through our affiliated PRC entities Beijing Secoo and Beijing Auction, each of which holds an ICP license and Beijing Secoo also holds an EDI license. Beijing Auction and Beijing Secoo are 90% owned by Mr. Richard Rixue Li, our founder, director and chief executive officer, and 10% owned by Ms. Zhaohui Huang, our founder. Mr. Li and Ms. Huang are both PRC citizens. We have entered into a series of contractual arrangements with Beijing Auction and Beijing Secoo and their respective shareholders, which enable us to:

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

Due to the restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our consolidated variable interest entities, Beijing Auction and Beijing Secoo, in which we have no ownership interest, to conduct certain aspects of our operation. We have relied and expect to continue to rely on contractual arrangements with Beijing Auction and Beijing Secoo and their shareholders to hold our ICP license as an internet information provider, our EDI license as an e-commerce transaction platform and our auction business permit, respectively. For a description of these contractual arrangements, see “Item 4.C. Organizational Structure—Contractual Arrangements with our Variable Interests Entities and their Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. For example, our variable interest entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and Item 4.C “—Organizational Structure.”

In addition, the Foreign Investment Law further specifies that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. If a foreign investment enterprise, or FIE, proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must meet certain conditions under the “negative list” before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. It is uncertain whether the value-added telecommunication services, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions under the “negative list” to be issued. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Our variable interest entities hold our ICP license, EDI license and auction business license and conduct our online sales and auctions businesses. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our variable interest entities, and our ability to conduct these businesses may be negatively affected. We generate the majority of our revenues from products and services that are offered to customers through our website and mobile applications and any interruption in our ability to use our website and mobile applications may have a material and adverse effect on our financial condition and results of operations.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Richard Rixue Li and Ms. Zhaohui Huang are the shareholders of each of our variable interest entities, Beijing Auction and Beijing Secoo. Mr. Richard Rixue Li is our founder, director and chief executive officer, while Ms. Zhaohui Huang is our founder. Mr. Richard Rixue Li and Ms. Zhaohui Huang holds 87.6% and 0.4% of the total voting rights of our company as of December 31, 2018, respectively, assuming the exercise of all outstanding options held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as of such date. The equity interests of variable interest entities are legally held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as nominee equity holders on behalf of us. The shareholders of Beijing Auction and Beijing Secoo may have potential conflicts of interest with us. We cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Group or such conflicts will be resolved in the Group’s favor. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with Beijing Auction and Beijing Secoo to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIEs to a PRC entity or individual designated by us. Mr. Richard Rixue Li is also a director and executive officer of our company. We rely on Mr. Li to abide by the laws of the Cayman Islands and the PRC, which provide that directors owe fiduciary duties to the company that require them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Beijing Auction and Beijing Secoo, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by or record-filed with the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

SAFE issued SAFE Circular No. 19, which took effect on June 1, 2015. SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC. Foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans, however, are subject to SAFE restrictions under SAFE Circular No. 19. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16. SAFE Circular No. 16 stipulates that the use of capital by foreign-invested enterprises, or FIEs shall follow “the principle of authenticity and self-use” within the business scope of such FIEs. The capital of an FIE and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated variable interest entities. Meanwhile, we are not likely to finance the activities of our consolidated variable interest entities by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated variable interest entities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or variable interest entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

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

As part of the contractual arrangements with Beijing Auction and Beijing Secoo, their shareholders and their subsidiaries, Beijing Auction and Beijing Secoo and their subsidiaries hold operating permits and licenses and substantially all of the assets that are important to the operation of our business, including our ICP license, EDI license, auction license, domain names and trademarks. We expect to continue to be dependent on Beijing Auction and Beijing Secoo and its subsidiaries to operate our business in China. If Beijing Auction and Beijing Secoo go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, Beijing Auction and Beijing Secoo may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in their business without our prior consent. If Beijing Auction and Beijing Secoo undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

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

We only have control over our website and mobile applications through contractual arrangements. We do not own the website in China due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services and online data processing and transaction processing services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license or EDI license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license or EDI license. Currently, Beijing Secoo, one of our PRC consolidated variable interest entities, holds an ICP license and an EDI license and operates our Secoo.com website. Beijing Secoo owns the relevant domain names and registered trademarks and has the necessary personnel to operate such website.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make contributions to various employee benefit plans and comply with applicable PRC labor-related laws, we may be subject to late payment penalties and required to make up the contributions for these plans. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may be required to register our operating offices outside of our registered addresses as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its registered address must register them as branch offices with the relevant local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. We currently have five branch offices across China. We may expand our business in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Most of our revenues and most of our expenses are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2018, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In addition, over the years, we have accrued taxes payable. If we are subject to penalties in relation to the due and unpaid taxes payable, our liquidity, financial condition and results of operations may be adversely affected.

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

The PRC Labor Contract Law became effective and was implemented on January 1, 2008 and was further amended in 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011 and was further amended on December 29, 2018, and the Administrative Regulations on the Housing Funds, which became effective on March 24, 2002, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds, and the employers must pay all or a portion of the social insurance premiums and housing funds for such employees.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market corporate governance listing standards.

Our ADSs have been approved for listing on the Nasdaq Global Market. As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, the Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers.

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

Based on our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2018 and we do not expect to be classified as a PFIC or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may be or become classified as a PFIC for the current or future taxable years. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder (as defined below) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. If we are so classified during a U.S. Holder’s holding period, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See the discussion under “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making certain elections.

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

In February 2008, Mr. Richard Rixue Li and Ms. Zhaohui Huang, our Founders, formed Hong Kong Secoo Investment Group Limited, or Hong Kong Secoo, in Hong Kong as a holding company. Our Founders also formed Beijing Secoo Trading Limited, or Beijing Secoo, in Beijing, China in April 2009. We commenced our current upscale product retail business under our Secoo brand through Beijing Secoo in 2011. We opened our first offline experience center in Beijing in January 2011 and launched our website in April in the same year. Our mobile application was launched in December 2013. In 2015 and 2016, we opened four offline experience centers located in Shanghai, Chengdu, Hong Kong and Malaysia. In 2017, we opened three offline experience centers located in Qingdao, Xiamen and Tianjin. We launched Secoo Check in April 2016, which allows customers to make payments for our merchandise products in installments. In 2016, 2017 and 2018, we successfully expanded our supply arrangements with top global brands. For example, in 2016, we began collaboration with Tod’s, under which Tod’s makes customized products exclusively for us. We became an authorized online retailer for Versace and Salvatore Ferragamo in China in November 2016 and February 2017, respectively. During 2017 and 2018, we expanded our collaboration with top brands, such as Armani, Mulberry and Stella McCartney. In July 2017, we expanded our strategic cooperation relationship with Country Garden, one of China’s largest real estate developers, planning to build themed villages and physical Secoo stores as well as in the areas of hotel operation and collaborate in real estate marketing.

In January 2018, we formed a strategic alliance with Parkson Group, one of China’s largest department stores, aiming to integrate both respective resources and build an integrated new retail business model. In August 2018, we issued convertible notes and warrants to Great World Lux Pte. Ltd and its affiliates, or Great World, in an aggregate principal amount of up to US$175.0 million. The principal amount outstanding under the convertible notes bears interest at an aggregate compounded rate of 8% per annum until August 8, 2021, or such earlier time as the notes are repurchased or converted subject to the terms specified therein. The initial conversion price is US$13.00 per ADS. The holders of the warrants are entitled to purchase 500,000 ADSs from us at an exercise price of US$18.00 per ADS. We also formed strategic partnerships with L Catterton Asia, the Asian unit of the largest and most global consumer-focused private equity firm in the world, and JD.com, China’s largest retailer, aiming to boost Secoo’s presence and network in the luxury industry. In March 2018, we formed a strategic partnership with Caissa Travel to jointly develop luxurious tourism products. In September 2018, we entered into a strategic partnership agreement with SASSEUR Group, an operator of outlet malls, to leverage respective resources and expertise to develop omni-channel retail networks, increase our market presence. In October 2018, we signed cooperation agreement with British department store brand Liberty London to launch an online shop in China for Liberty London’s luxury goods.

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

Through Kutianxia, we obtained control over Beijing Secoo and Beijing Auction in May 2011 and September 2014, respectively, by entering into a series of contractual arrangements with Beijing Secoo and Beijing Auction and their respective shareholders. Beijing Secoo holds our ICP license and EDI license as an internet information provider and an e-commerce transaction platform and operates our secoo.com website and Beijing Auction holds our license for auction businesses.

In December 2015, we incorporated Kuxin Tianxia (Tianjin) E-commerce Limited in Tianjin, China. Kuxin Tianxia (Tianjin) E-commerce Limited is wholly owned by Hong Kong Secoo and currently has no operation.

In February 2017, we incorporated Yichun Secoo E-commerce Limited in Jiangxi, China. Yichun Secoo E-commerce Limited is wholly owned by Shanghai Secoo E-commerce Limited and primarily operates e-commerce business in China.

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

B.                                    Business Overview

We are Asia’s leading online integrated upscale products and services platform. We value our customers and members as our greatest assets. We offer them a wide selection of authentic upscale products and lifestyle services to satisfy different needs of the modern lifestyle. We offer an integrated online and offline shopping platform, which consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payment methods, such as our Secoo Check, which allows customers to make payments for our merchandise products in installments on our online platform directly. We complement our online platform with offline experience centers to provide superior customer and membership services and experience. We have strategically opened seven offline experience centers as of the date of this annual report in popular shopping destinations and central business districts in China and Malaysia which have strengthened our Secoo brand creditability and enhanced our brand presence. In addition, we are cooperating with brand boutiques such as Versace boutiques for our customers to pick up products ordered on our online platform in their stores.

Our Business Model

Our business model focuses on an integrated online and offline platform offering a full range of high-end lifestyle products and services to better serve our customers and members. Our integrated platform consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payments for our customers. We have opened seven offline experience centers in popular shopping destinations and central business districts in China and Malaysia to provide in-store shopping experience and comprehensive customer services, which we believe bolstered our customer satisfaction, strengthened our Secoo brand creditability and enhanced our brand presence.

We offer an extensive selection of upscale products for everyone’s needs on our platform, including watches, bags, clothing, footwear, jewelry and accessories, cosmetics and skincare, 3C products, and home accessories. In addition, we have expanded our offerings of high-end lifestyle services to satisfy the needs of modern lifestyle since 2014, such as tourism and sports events. We believe that expanding our product offerings helps optimize customers’ shopping experience, diversify our revenue sources and further improve our economies of scale. The continuous expansion of our strategic alliances with leading partners in the consumer luxury goods and lifestyle spaces is our core strategy that helps to increase our brand awareness and to further diversify our portfolios of merchandise and lifestyle services. With our extensive network of suppliers, we are able to obtain a wide selection of product categories and services at favorable terms. Our “Coo Sir” channel also serves as a forum for users for information related to fashion trends and lifestyle news. Our user-generated contents cover a variety of topics, such as sartorial tips for various occasions and product reviews. Leveraging these user-generated data and big-data technology, we analyze consumer habits, preferences and demand of our upscale customers in order to provide a great luxury shopping experience to our customers. We thrive to enhance our reputation as the destination for luxury products and lifestyle in China. Our business model creates significant value to our business partners, including third-party sellers and suppliers, cooperation brands, and ultimately benefit our business and customers.

Our Platform

Our platform consists of both online and offline platforms. Our online platforms include Secoo.com website and mobile applications. Our offline experience centers complement our online platforms to provide superior customer services and experience.

Online Platform

We offer a comprehensive range of upscale products and services through our online platform. We generated 89.7%, 94.1% and 96.0% of our total GMV through our online platform in 2016, 2017 and 2018, respectively. Integrating convenience, aesthetics and functionality, our online platform aims to actively drive consumer spending by featuring a strategically selected catalog of popular items. We focus on creating an enjoyable online shopping experience for our customers whereby their purchase decisions are guided by detailed product descriptions, multi-angle picture illustrations and educational fashion literature. Our online platform interface is fully integrated with our warehouse management system, or WMS, enabling us to track order and delivery status of each individual product on a real-time basis.

Our websites and mobile applications feature the following user-friendly functionalities that enhance customer experience and convenience:

•                  Comprehensive product information:  Each product page contains product pictures, price, discount from the suggested retail price, detailed product parameters, customer reviews and payment and delivery options. Depending on the product, we provide additional information such as brand story and product condition to help customers make informed purchase decisions (to steer customers towards additional products in which they may be interested).

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

•                  Through customization, we offer our customers with custom-made products that are specially made according to our customers’ needs and tastes. Our personalized customization services are a testament to our dedication to serve our customers.

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

Offline Experience Centers

Our offline experience centers complement our online platform to provide superior customer and membership services and experience. We generated 10.3%, 5.9% and 4.0% of our total GMV through our offline experience centers in 2016, 2017 and 2018, respectively.

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

We currently have seven offline experience centers located in Beijing, Shanghai, Chengdu, Tianjin, Xiamen, Qingdao and Malaysia. As of December 31, 2018, our seven offline experience centers occupied a total of approximately 6,292 square meters in area and were staffed with over 79 sales representatives. To enhance our customer experience and to further broaden our brand awareness, we intend to selectively launch new offline experience centers in popular shopping destinations, domestic cities with significant consumption demand for luxury products and third- and fourth-tier cities with potential market for luxury products. We intend to expand our customers services in overseas offline experience centers, such as free concierge services to our members when they travel to these cities. In addition, we also collaborated with major players in other industries to expand offline experience centers and our brand reach. For example, in June 2016, we entered into strategic cooperation partnership with one of China’s largest real estate developers, Country Garden, and jointly incorporated Secoo Garden Tradings Sdn. Bhd., or Secoo Garden, and opened our offline experience center in Malaysia to tap into southeast Asian market. Pursuant to the joint venture agreement between Country Garden and us, Country Garden holds 15% of the equity share capital of Secoo Garden, whereas we hold 85%. We provide technical knowledge, operate the duty free business, bring in high-end brand products, and agree to operate the business for at least three years. Country Garden is responsible for obtaining necessary approvals for the operation of the duty free business in Malaysia.

Omni-Channel Commerce Solutions

Our omni-channel commerce solutions connect our customers and offline retailers in China, through which physical stores offer their products on our online platform and our customers have the options to either receive their orders being delivered directly from our partnering stores or pick up their orders at the physical stores conveniently located in the shopping destinations of the cities they stay, such as Versace boutiques. We are currently expanding our cooperation with physical stores and shopping malls to build up online and offline omni-channel sales service network by capitalizing on our strong online presence and our established fulfillment infrastructure.

Our Customers

Since our inception in 2011, we have built a large and loyal customer base with high purchasing power. We have accumulated more than 27.0 million registered members as of December 31, 2018 and approximately 8.3 million registered members in 2018. We believe that the majority of our customers are well-educated professionals belonging to middle and high income population in China.

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

Membership Program

We have established a membership system to cultivate customer loyalty and encourage additional purchases by offering a variety of exclusive membership benefits and awards. Our membership program featured five membership levels before November 2018, i.e., regular, silver, gold, diamond and black, and customers were automatically upgraded to higher levels based on their total spending with us annually. Our members received a variety of exclusive benefits according to their membership levels, such as product coupons and discounts, Secoo Check installment payments services, free gift packing and domestic delivery, cleaning and maintenance services, fast return and refund services and customized ordering of brand products. Our premier members, i.e., diamond and black members, enjoyed a variety of premium services, such as exclusive birthday presents, priority ordering of our new, rare and popular products, tryout-first-and-buy-later privilege, exclusive use of our offline experience centers for personal events and expanded access to offline experience center lounges and dedicated one-to-one customer representative services, who are familiar with their shopping tastes and preferences. We also select and offer premier members exclusive access to brand collaboration and art events hosted by us. In November 2018, we implemented a new paid membership program, which is divided into monthly membership, quarterly membership and annual membership, in a effort to enhance the stickiness of members. Membership rights include membership discount, bonus points, freight subsidy, tax subsidy, luxury maintenance and other perks. Our previous membership levels and benefits still apply to our old members. In addition, we refined our award membership program in October 2017, after which our members can now earn loyalty points when making purchase on our Secoo platforms. Members can redeem their membership loyalty points into credits towards their future purchases.

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

Product Offerings

Product Categories

We offer a full range of upscale products and services on our platform. Since we commenced our current business operations in 2011, we have sold over 400,000 SKUs of upscale products, and we currently offer over 400,000 SKUs of such products on our platform. In 2018, sales of watches, bags, clothing/footwear/accessories and jewelries accounted for 24.3%, 14.8%, 31.3% and 12.3% of our total GMV, respectively. The following table illustrates the categories of upscale lifestyle products we offer:

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

Fine food and beverage	High-end chocolate, tea, coffee, soft drinks, soda water and wine

3C electronic devices	High-end laptop, tablet, smartphone and smart consumer electronics

Lifestyle services	Fine dining, vacation packages, hotel stays, chartered flights, private jet rentals and drones

Art	Paintings, drawings and sculptures, and related services, such as customization, authentication and certification

High-end Chinese original products	Handcraft, Chinese designer apparel, furniture, tea, and famous Chinese brand products

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

Proprietary database.    Leveraging our rich experience in the luxury product retail industry, we have built a comprehensive database featuring detailed product information covering a wide range of brands, which, as of December 31, 2018, contained detailed product information covering over 3,800 domestic and international brands. Our proprietary database guides every step of our authentication procedures. We continuously update our database by gathering information on the latest products debuted by luxury brands.

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

Delivery Services

We believe that timely and convenient delivery is essential towards customer satisfaction. We deliver orders placed on our online platform across China through reputable third-party delivery companies with global and nationwide coverage, including S.F. Express, DHL, YTO Express, Yunda Express and China Post EMS. For higher-priced products, we offer customers with delivery addresses within the urban areas of Beijing, Shanghai and Chengdu the option to have their products delivered by our own employees in order to ensure product safety and to provide product introductions upon delivery. Alternatively, our customers, who prefer to pick up their order themselves, can also pick up products they ordered online at our conveniently located offline experience centers. Also, they may pick up certain products from collaborated branded store.

We typically negotiate and enter into service agreements with delivery service providers on an annual basis. We regularly monitor and evaluate the performance of our delivery partners and their compliance with our contractual terms.

Suppliers

We have built a trusted global supply chain for upscale products and services, for which we provide a variety of technological and service support. Since we commenced our current business operation, we have attracted a broad group and large base of suppliers of upscale products and services, including brands, brand authorized distributors and individual and corporate suppliers. We believe our ability to generate significant sales and to provide high-quality after-sales customer service helps us attract new suppliers and build stronger relationship with our existing ones. Our comprehensive global supply system is designed to meet the diverse purchase preferences and needs of our customers, varying from in-season luxury products to highly sought-after classic styles and vintage and rare products.

We have established direct product sourcing relationships with a broad range of brands around the world, including Europe, the United States, Australia, Japan, South Korea, as well as Hong Kong. Leveraging our scale in China, we have also become the first e-commerce partner with a number of global brands in order to help such brands establish a presence in the China market. Our overseas direct sourcing offers Chinese consumers convenient access to luxury products sourced at attractive prices and fulfilled directly from overseas, without the need to travel abroad, and allow our consumers to make payments in Renminbi. We synchronize our order and logistics information with the local customs bureau in China, which together with our expertise in overseas direct products sourcing and logistics, enable us to provide fast and convenient delivery and customs clearance services for our customers.

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

For our most loyal customers and members, we host periodic online and offline events, including seminars, aimed at providing them with useful information about fashion trends and wardrobe tips, which serve as cross-selling opportunities for us. We provide various incentives to our customers and members to increase their spending and loyalty, and we send targeted e-mails and text messages to our customers periodically with product recommendations and promotions based on their online shopping habits and behavior. For example, we offer a selection of deeply discounted products on special occasions, such as our annual Luxury Festival beginning on December 17 of each year and Secoo anniversary sales on July 7 each year and Double 11 singles day shopping festival, and on major holidays, such as Thanksgiving, Christmas and Chinese New Year. We also hold daily sales events for selected brands and products for a limited period of time through our flash sales. We have continued to realize cross-selling opportunities from our existing customer base by creating more diversified sales formats and increasing our product offerings. In addition to sales events, we also joined hands with a number of popular entertainers and artists to improve Secoo’s brand awareness and deepen customer insights in the high-end consumption market, especially among the younger generation. For example, we engaged NEXT7, a young Chinese idol group, to endorse our 2018 anniversary sales event as celebrity spokesmen.

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

Building on our foundation as a reputable and trusted brand, we continue to use cost-effective and expanded branding initiatives nationwide to reinforce our reputation in the online luxury consumption industry. We believe that our China Luxury E-commerce Whitebooks published since 2016 have been recognized as an authority in luxury product retail industry in China. We conduct online marketing activities through major social networks, social media portals, online video, search engines and other major websites in China. To enhance our brand awareness, we have also engaged in brand promotion activities such as advertising on national television networks and on billboards in residential and commercial complexes in major cities in China. Additionally, our cooperation with luxury brands, omni-channel commerce solutions, entertainment stars and other major industry players also greatly enhanced our brand credibility and reputation in the market.

Technology

We have built our technology platform relying primarily on software and systems that we have developed in-house and to a lesser extent on third-party software that we have modified and incorporated. Our strong technology platform is vital in supporting our pursuit of a continually improving customer experience, including the customer experience of our mobile users. From our website, the primary customer interface, to the back end management systems, our technology platform supports smooth and accurate operational execution as well as seamless information flow, data consistency and analytics. We have adopted a service-oriented architecture supported by cloud-based big data technology, which consist of front-end and back-end modules. Our network infrastructure is built on self-owned servers located in data centers operated by a major PRC internet data center provider. We are implementing enhanced cloud architecture and infrastructure for our core data processing system to augment our existing virtual private network as we continue to expand our operations, enabling us to achieve significant operational efficiency through a virtual and centralized network platform. The principal components of our technology platform include:

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

Intellectual Property

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2018, we owned 9 patents, 250 registered trademarks, copyrights to 18 software programs developed by us relating to various aspects of our operations and 51 registered domain names, including secoo.com. Of the 250 registered trademarks, 220 are registered in the PRC, 16 are registered in Hong Kong, 4 are registered in the US, 4 are registered in Spain, and 6 are registered in Europe. We are in the process of applying for 14 patents in the PRC.

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

Employees

As of December 31, 2016, 2017 and 2018, we had 544, 829 and 1,329 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2018:

Function	Number of employees
Business development, sales and marketing	857
Technology support	205
Fulfillment	99
Administration and management	168
Total	1,329

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

Regulations

Regulations Relating to Foreign Investment

Industry Catalog Relating to Foreign Investment; the 2018 Negative List.    Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, and the 2018 Negative List, which became effective on July 28, 2018 and partially amended the Catalog. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. The 2018 Negative List replaced the Catalog in respect of the restricted and prohibited industries, which lists, in a unified manner, the special management measures for the market entry of foreign investment, such as equity requirements and senior manager requirements.

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, and in some cases the Chinese partners are required to hold the majority interests in such joint ventures. In addition, industries in the restricted category of the  2018 Negative List are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The latest amended Catalog, which took effect on July 28, 2017 and the 2018 Negative List, further relaxes market access through regulatory reforms such as allowing foreign investors to have complete ownership of equity interest in e-commerce businesses.

On October 8, 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, which became effective on the same day and was further amended in July 2017. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIEs are subject to record filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters is subject to the special entry administration measures under the 2018 Negative List, the approval of the Ministry of Commerce or its local counterparts is still required.

Currently, the business scope of our wholly-owned subsidiary in the PRC, Kutianxia contains the business of development of computer software and technology, which falls within the encouraged category under the Catalog.

Foreign Investment Law.   On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. However, it is unclear whether the “negative list” will differ from the 2018 Negative List. In addition, the Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

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

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an ICP License or an EDI license is prohibited from leasing, transferring or selling the ICP License or EDI license to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP License or EDI license, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License or an EDI license holder fails to comply with the above requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to impose administrative measures on such license holder, including revoking its ICP license or EDI license.

To comply with the PRC regulations discussed above, we operate our website and commercial value-added telecommunications services through Beijing Secoo and Beijing Auction, our PRC consolidated variable interest entities, each of which holds an ICP License and Beijing Secoo also holds an EDI license. Beijing Secoo and Beijing Auction, the operator of our website, secoo.com, secoo.cn, siku.cn, secooing.com and etc., also owns the relevant domain names and trademarks used in our value-added telecommunications businesses.

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

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication Licenses.    The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, and online data processing and transaction processing services, or EDI services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of Internet information services must first obtain an ICP License from the MIIT or its provincial level counterparts. In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In March 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Administrative Measures on Telecommunications Business Operating Licenses (2009 version), which set forth the specific types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. In June 2017, the MIIT promulgated a new version of the Administrative Measures on Telecommunications Business Operating Licenses, which took effect and superseded the Administrative Measures on Telecommunications Business Operating Licenses (2009 version). The new Administrative Measures on Telecommunications Business Operating Licenses simplifies the procedures to apply for telecommunications business operating license and strengthen the supervision of daily operation of telecommunications business. Each of Beijing Secoo and Beijing Auction, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the operation of our Internet information business. Beijing Secoo also holds an EDI License issued by the Beijing Telecommunications Administration for the operation as an e-commerce transaction platform. See “Item 3.D. Risk Factors — Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Auction License.    Pursuant to the Auction Law of the PRC, an enterprise engaging in the bidding and auction of various products as permitted by auction-related laws of the PRC other than cultural relics shall satisfy various criteria, such as having registered capital of at least RMB 1 million and having sufficient number of professionals among whom at least one should be the auction master. The auction activities shall be carried out by the auctioneer with qualification certificate. To engage in the bidding and auction business, domestic auctioneers shall first be verified and authorized by the auction administration department of the provincial government, and subsequently registered with the local counterparts of the State Administration for Market Regulation, or SAMR, while the foreign-invested auctioneers, whose business does not involve auction of cultural relics, shall directly register with the local counterparts of SAMR and make after-registration filing with competent local counterparts of the Ministry of Commerce, and also obtain auction business permit from the competent local counterparts of the Ministry of Commerce before the operation of their auction business. Entities engaging in auction business without approval and registration may be ordered to cease business and face monetary penalties. Beijing Auction has obtained an auction license from Beijing Municipal Commission of Commerce for our auction business.

Food Distribution Permit.    China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Under the Food Safety Law of the PRC, as amended and effective in December 29, 2018, the sale of food or beverages must be licensed in advance. Pursuant to the Administrative Measures on Food Operation Licensing as amended and effective on November 17, 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. Beijing Secoo holds a food distribution permit issued by the Xicheng Branch of Beijing Food and Drug Administration for our food distribution business, including distribution of health care food and baby and infant formula milk powder.

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

Travel Agency License.  Pursuant to the Regulation on Travel Agencies, issued by the PRC State Council in February 2009, and amended in February 2016, July 2016, and March 2017, a travel agency must obtain a license from the Ministry of Culture and Tourism to conduct cross-border travel business and a license from the provincial-level cultural and tourism administration to conduct domestic travel company business. Beijing Guanda International Travel Agency Co., Ltd., a subsidiary of Beijing Secoo has obtained a Travel Agency License from the Ministry of Culture and Tourism.

Regulations Relating to E-Commerce, Internet Content and Information Security and Privacy

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating this industry. In May 2010, the SAMR adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAMR or its local branches must make the information stated in their business licenses available to the public or provide links to their business licenses on their websites. Online distributors must adopt measures to ensure the safety of online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. The above measures were replaced by the Measures for the Administration of Online Commodities Trading issued by the SAMR on January 26, 2014 which became effective on March 15, 2014. These newly issued measures further impose more stringent requirements and obligations on the online trading or service operators. Where the online distributors also act as marketplace platforms that provide service to third-party merchants, the online distributors are obligated to examine the legal status of the third-party merchants and make the information stated in the business licenses of such third-party merchants available to the public or provide a link to their business licenses on the website, as well as make clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. We are subject to such rules as a result of our online merchandised sales and online marketplace business. In January 2017, the SAMR adopted the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which took effective in March 2017, pursuant to which, customers are entitled to return goods without a cause, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products, which are downloaded online or of which the packages have been opened by customers, and delivered newspapers or periodicals.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-commerce Law strengthens the regulation on E-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. As an e-commerce operator, we are required under the E-commerce Law, (1) to refrain from conducting false or misleading commercial promotion by fabricating transactions, making up user comments or otherwise, to defraud or mislead consumers, (2) to allow consumer to opt out of search results targeting his or her personally characteristics such as hobbies and shopping patterns and simultaneously show the consumers with options not targeting his or her personally characteristics, (3) to alert consumers of tie-in sale of commodities or services, and shall not set the tied-in commodities or services as a default option, (4) to obtain and maintain business license and other applicable licenses as required, and disclose information of such license at our front-page, (5) to clearly detail the refund procedure for the deposit we received from customers, and not set any unreasonable conditions to refund, (6) to take the risks and responsibilities in the transportation of the products, unless the consumer chooses a courier logistics service provider other than the default service provider, etc. We are subject to the provisions of the E-Commerce Law as a result of our online direct sales and online marketplace businesses.

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

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any personal information of its users or provide any such information to third parties without the consent of such users. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of their personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep user’s personal information confidential, and in case of any leakage or potential leakage of the information of its users, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of personal information must be subject to the consent of the relevant user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above regulation may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We have required our users to consent to our collection and use of their personal information, and have established information security systems to protect user’s privacy. Pursuant to the PRC Cyber Security Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, network operators shall take technical and other necessary measures pursuant to the laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incident effectively, prevent illegal and criminal activities and maintain the integrity, confidentiality and usability of network data. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, in June 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen the regulation of the mobile app information services

Regulations Relating to Product Quality and Consumer Protection

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

The Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from the sellers or service providers. As to legal liabilities of the online marketplace platform operator, the PRC Consumer Protection Law and the Regulations of Several Issues on the Application of Laws in the Trial of Food and Drugs Cases issued by the Supreme People’s Court of the PRC on December 23, 2013 set forth that, where a consumer purchases products or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform operator fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform operator. If the online trading platform operator gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform operator has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform operator is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement.

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

Trademark.    The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2018, we owned 250 registered trademarks in different applicable trademark categories and were in the process of applying to register 98 trademarks in China.

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

Domain Name.    Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names and the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered a number of domain names including secoo.com.

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

Software Copyrights.    In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001 and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002 and amended subsequently, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 18 computer software copyrights in China as of December 31, 2018.

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

Pursuant to the PRC Provisional Regulations on Value-Added Tax and their implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sale of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, at the rate of 17% on revenues generated from sales of goods, less any deductible VAT already paid or borne by such entity. On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Circular on Adjusting Value-added Tax Rates, or Circular 32. Under Circular 32, which became effective on May 1, 2018, the VAT rate of 17% were reduced to 16%. On March 20, 2019, the Ministry of Finance, the SAT and the General Administration of Customs issued the Circular on Relevant Policies for Deepening Value-added Tax Reform, which further reduced the VAT rate to 13%, effective as April 1, 2019.

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services that fall under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues with certain exceptions. Our PRC subsidiaries and consolidated variable interest entities were subject to business tax at the rate of 5% for their marketplace services. Since January 1, 2012, the PRC Ministry of Finance and the SAT have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on the nationwide basis in the PRC. Under the current tax rules, sales of used goods by our PRC subsidiaries and consolidated variable interest entities shall be subject to VAT at effective rate of 2%, while VAT is applicable at a rate of 3% for the sale of consigned goods by our PRC subsidiaries and consolidated variable interest entities. Sales of brand new merchandise purchased from entities is generally subject to VAT at the rate of 17% prior to May 1, 2018 and 16% since May 1, 2018 to March 30, 2019 and 13% since April 1, 2019. Service revenue for value-added telecommunications business is subject to VAT at the rate of 6%.

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

Administrative Measures for Outbound Investment by Enterprises, or NDRC Measures No. 11, promulgated by NDRC on December 26, 2017 and effective as of March 1, 2018, regulates that the NDRC Measures No. 11 shall be implemented by reference to PRC citizens residing in mainland China who seek offshore investments via overseas enterprises under their control. Under the NDRC Measures No. 11, such PRC citizens’ overseas investments shall be subject to administration by record-filing with NDRC or its local counterparts or shall be subject to approval of NDRC if such overseas investments are sensitive projects, such as projects in sensitive countries and regions or involving sensitive industries. Currently there remains significant uncertainties on the interpretation and implementation of the NDRC Measures No. 11 by the competent authorities in practice with respect to whether our founders’ current investments in us via their offshore holding company or their future transaction with our shares will be subject to the administration or approval of NDRC.

SAFE Regulations on Employee Stock Incentive Plan

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations upon the completion of our initial public offering. We have completed the filing procedures with respect to our employee stock incentive plan in 2018.

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

Agreements that provide us with effective control over Beijing Secoo and Beijing Auction

Equity Pledge Agreements.    On May 24, 2011, Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo entered into equity pledge agreements which was renewed on May 8, 2017. Pursuant to these equity pledge agreements, each of the shareholders of Beijing Secoo pledges all of their equity interests in Beijing Secoo to guarantee Beijing Secoo’s performance of its obligations under the exclusive business cooperation agreement. If Beijing Secoo breaches its contractual obligations under the exclusive business cooperation agreement, Kutianxia, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Beijing Secoo agree that, during the term of the equity pledge agreements, they will not dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Kutianxia’s rights relating to the equity pledge shall not be prejudiced by the legal actions of the shareholders, their successors or their designees. During the term of the equity pledge agreements, Kutianxia is entitled to all of the dividends and profits distributed on the pledged equity interests. The equity pledge agreements have a term of ten years which will be automatically extended corresponding to the extension of the exclusive business cooperation agreement, where applicable. The pledge on Beijing Secoo’s equity interests contemplated in the equity pledge agreements became effective on January 11, 2012 when it was registered with Beijing Administration for Industry and Commerce (currently known as Beijing Administration for Market Regulations), and the equity pledge registration was subsequently renewed on June 12, 2017. The equity pledge agreements shall be terminated as and when the exclusive business cooperation agreement terminates.

On September 15, 2014, Kutianxia, Beijing Auction and the shareholders of Beijing Auction entered into equity interest pledge agreements. Pursuant to these equity interest pledge agreements, each of the shareholders of Beijing Auction pledges all of their equity interests in Beijing Auction to guarantee their and Beijing Auction’s performance of obligations under the exclusive business cooperation agreement and the loan agreements. If Beijing Auction or their shareholders breach their contractual obligations under these agreements, Kutianxia, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Beijing Auction agree that, during the term of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without prior written consent of Kutianxia, and they will notify Kutianxia if its rights relating to the equity interest pledge might be prejudiced by any events. During the term of the equity interest pledge agreements, Kutianxia has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge on Beijing Auction’s equity interests contemplated in the equity pledge agreements became effective on February 15, 2015 when it was registered with Beijing Administration for Industry and Commerce (currently known as Beijing Administration for Market Regulations) in accordance with the PRC Property Rights Law, and will remain effective until Beijing Auction and its shareholders discharge all their obligations under the exclusive business cooperation agreement and the loan agreements.

Exclusive Option to Purchase Agreements.    On May 24, 2011, Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo entered into exclusive option to purchase agreements. Pursuant to these exclusive options to purchase agreements, each of the shareholders of Beijing Secoo irrevocably grants Kutianxia an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Beijing Secoo at the lowest price permitted by applicable PRC law. Beijing Secoo and its shareholders agree not to undertake any acts which may adversely affect the interests and rights of Kutianxia in Beijing Secoo without the prior consent of Kutianxia. The shareholders of Beijing Secoo commit that without the prior written consent of Kutianxia, they will not sell, pledge or dispose of their equity interests in Beijing Secoo to any other parties. Beijing Secoo commits that without the prior written consent of Kutianxia, it will not increase or decrease its registered capital, amend its articles of association, sell, pledge, dispose of or permit a lien to be created on its assets, commit to any debts or liabilities not arising in the ordinary course of business, grant any loans or credit to any person, enter into any material contracts not in the ordinary course of business, enter into any investments, business acquisitions or combinations, dissolving Beijing Secoo, or distribute dividends to the shareholders. Beijing Secoo and the shareholders of Beijing Secoo shall procure that individuals recommended by Kutianxia will be appointed as directors of the company. Beijing Secoo shall provide financial information to Kutianxia at the request of Kutianxia and ensure the continuance of the business. The Agreement has an initial term of ten years and is renewable at the election of Kutianxia.

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

D.                                    Property, Plant and Equipment

As of the date of this report, we are headquartered in Beijing, where we have leased an aggregate of approximately 13,023 square meters of office, offline experience centers, customer service center and logistics center space. As of the date of this annual report, we have also leased an aggregate of approximately 12,620 square meters of offline experience centers, office and logistics center space in Chengdu, Shanghai, Shenzhen, Tianjin, Yichun, Xiamen, Qingdao, Hong Kong, Milan, Malaysia and New York. A summary of our leased properties as of the date of this annual report is shown below:

Location	Space (in square meters)	Use	Lease Term (years)
Beijing	13,023	Office, offline experience center, customer service center and logistics center space	1 - 6
Chengdu	1,172	Offline experience center and office	3
Shanghai	1,635	Offline experience center and office	2 — 10
Shenzhen	971	Office	1 - 2
Tianjin	482	Offline experience center and office	2-5
Yichun	4,700	Office and logistics center space	4
Hong Kong	420	Office and logistics center space	1 — 2
Milan	950	Office and logistics center space	4-6
Malaysia	800	Offline experience center	3
New York	50	Office	1
Xiamen	800	Offline experience center	5
Qingdao	640	Offline experience center	5

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

We also generate marketplace services revenues, whereby we act as a service provider to third-party merchants and charge fees for the sales of upscale products and services on our online platform. We began to expand our marketplace services business in 2014. Our marketplace services revenues are recorded on a net basis. Further, we also generate other service revenue from providing repair and maintenance services and advertising service. We recognize other service revenue when the services are rendered.

The following table sets forth the key factors that directly affect our revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	GMV (in RMB millions)
Online GMV
Mobile applications	2,600.1	74.9	4,396.8	83.5	6,621.3	963.0	82.3
Web	514.8	14.8	556.3	10.6	1,108.2	161.2	13.7
Total online GMV	3,114.9	89.7	4,953.1	94.1	7,729.5	1,124.2	96.0
Offline GMV	355.3	10.3	309.3	5.9	318.7	46.4	4.0
Total GMV (in RMB millions)	3,470.2	100.0	5,262.4	100.0	8,048.2	1,170.6	100.0
Total orders (in thousands)	953.7		1,437.0		2,301.5

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	Revenue (in RMB thousands)
Online Revenue
Mobile applications	1,826,312	70.4	2,973,116	79.5	4,406,244	640,862	81.8
Web	446,389	17.2	483,995	12.9	699,485	101,736	13.0
Total online revenue	2,272,701	87.6	3,457,111	92.4	5,105,729	742,598	94.8
Offline revenue	321,121	12.4	283,344	7.6	281,848	40,992	5.2
Total revenue	2,593,822	100.0	3,740,455	100.0	5,387,577	783,590	100.0

We monitor and strive to improve the following key business metrics to generate higher revenues:

Total number of orders.    Our total number of orders were 953.7 thousand in 2016, 1,437.0 thousand in 2017 and 2,301.5 thousand in 2018, respectively. The increases are contributed by our marketing strategy, more direct brand collaborations, the expansion of our product categories and promotions that increases the number of our new customers and active customers’ purchase frequency.

Total GMV.    We define GMV as the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products or services are delivered, returned or cancelled, as applicable. We consider GMV an important indicator of our growth and business performance as it measures the volume of transactions through our merchandise sales as well as marketplace services. Our GMV grew by 51.6% from RMB3,470.2 million in 2016 to RMB5,262.4 million in 2017 and grew by 52.9% from RMB5,262.4 million in 2017 to RMB8,048.2 million (US$1,170.6 million) in 2018, which is in line with our growth of total number of orders. Our total online GMV increased by 59.0% from RMB3,114.9 million in 2016 to RMB4,953.1 million in 2017 and increased by 56.1% from RMB4,953.1 million in 2017 to RMB7,729.5 million (US$1,124.2 million) in 2018 due to the change of customer’s preference to shop online. Our offline GMV decreased by 12.9% from RMB355.3 million in 2016 to RMB309.3 million in 2017, and increased by 3.0% from RMB309.3 million in 2017 to RMB318.7 million (US$46.4 million) in 2018.

Our revenue generated from mobile application, which contributed the majority of our revenue, increased from RMB1,826.3 million in 2016 to RMB2,973.1 million in 2017, and to RMB4,406.2 million (US$640.9 million) in 2018. We generated 87.6%, 92.4% and 94.8% of our total revenue through our online platform in 2016, 2017 and 2018, respectively.

The table below sets forth a breakdown of our revenues from our merchandise sales, and marketplace and other services for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Merchandise sales	2,566,872	3,680,795	5,244,446	762,773
Marketplace and other services	26,950	59,660	143,131	20,817
Total	2,593,822	3,740,455	5,387,577	783,590

In 2018, we generated approximately 97.3% and 2.7% of our revenue from our merchandise sales, and marketplace and other services, respectively. Other services mainly include advertising and maintenance services and amounted to RMB11.2 million, RMB17.5 million and RMB56.4 million (US$8.2 million) in 2016, 2017 and 2018, respectively. We expect revenue contribution from our marketplace and other services to increase in the near future.

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our consolidated variable interest entities and their subsidiaries for the periods indicated as a percentage of total net revenues:

	Year Ended December 31,
	2016	2017	2018
Our company and our subsidiaries	8%	6%	7%
Our variable interest entities and their subsidiaries	92%	94%	93%
Total revenues	100%	100%	100%

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

Operating expenses

Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content development expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Fulfillment	82,047	3.2	99,064	2.6	138,710	20,175	2.6
Marketing	218,759	8.4	245,989	6.6	410,548	59,712	7.6
Technology and content development	54,262	2.1	62,081	1.7	80,398	11,693	1.5
General and administrative	74,310	2.9	110,059	2.9	110,802	16,115	2.1
Total operating expenses	429,378	16.6	517,193	13.8	740,458	107,695	13.8

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

Marketing expenses.    Marketing expenses consist primarily of advertising expenses, rental charges, public relation costs, office expenses, depreciation costs, brand fee, payroll and related expenses for personnel engaged in marketing activities. Advertising expenses take up the biggest portion in marketing expenses. We continue to enhance our ability to conduct precise and targeted marketing leveraging our business intelligence system and big data technology in order to improve our advertising efficiency.

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

Other expenses / (income)

Other expenses consist of (i) interest expense, net (ii) foreign currency exchange losses/(gains), and (iii) others. The following table sets forth the components of other expenses both in absolute amount and as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Interest expense, net	3,923	0.2	6,562	0.2	42,533	6,186	0.8
Foreign currency exchange losses/(gains)	11,418	0.4	(9,477)	(0.3)	11,737	1,707	0.2
Others	—	—	(4,148)	(0.1)	(31,269)	(4,548)	(0.6)
Total other expenses/(income)	15,341	0.6	(7,063)	(0.2)	23,001	3,345	0.4

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

Total other expenses/(income).    Our total other expenses/(income) primarily comprised of net interest expenses, gains and losses from foreign currency exchange and subsidy income granted by local government authorities.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Before 2018, our subsidiary incorporated in Hong Kong was subject to the uniform tax rate of 16.5% on taxable income generated from the operations in Hong Kong. Hong Kong’s two-tier income tax system was officially implemented on April 1, 2018. For the first HK$2.0 million, the company’s income tax rate is 8.25%, and the subsequent profits are taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends.

PRC

Our PRC subsidiaries and consolidated variable interest entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law which became effective on January 1, 2008 and was further amended on February 24, 2017 and December 29, 2018, respectively, and its implementation rules, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our PRC subsidiaries and consolidated variable interest entities are all subject to the tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this annual report.

Under the PRC Enterprise Income Tax Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding tax rate. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10%, if such Hong Kong enterprise directly holds at least 25% equity interest in the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interest and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015 and replaced the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any non-resident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hong Kong Secoo may be able to benefit from the 5% withholding tax rate for the dividends it receives from Kutianxia, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax. Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, non-PRC enterprises, or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. However, if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See also “Item 3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders. In addition, any noncompliance with PRC tax laws may adversely affect us.”

Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

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

Periods prior to January 1, 2018

Prior to January 1, 2018, revenues are recognized when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

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

Merchandise Sales

We generate revenues mainly from merchandise sales when we act as principal for the sales of brand products to end customers online through our own internet platforms and offline at the offline experience centers. Online sales include sales through our online shopping mall, flash sales, auction and overseas sales.

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

Marketplace and other services

Service revenues include marketplace service revenue and other services revenue through the internet platform. Marketplace service revenue refers to the commission fee earned by us when we act as an agent for sales of vendors’ goods and lifestyle services. Vendor’s goods can be sold through auction or online ordering and lifestyle services can be sold through online ordering.

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

We recognize other services revenue when the services are rendered. We recognize marketplace service revenue at the time that we have provided the services and are entitled to payment.

Period commencing January 1, 2018

Since the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) starting from January 1, 2018, we recognize revenues upon the satisfaction of our performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties. The adoption of new revenue standard did not impact retained earnings as of January 1, 2018. We have updated significant accounting policies and relevant disclosures hereinafter.

To achieve that core principle, we apply the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

Revenue recognition policies for each type of revenue steam are as follows:

Merchandise Sales

We present the revenue generated from our sales of merchandise on a gross basis as we have control of the goods and have the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, we also assess whether we are primarily obligated in these transactions, are subject to inventory risk, have latitude in establishing prices, or have met several but not all of these indicators.

Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to consumers. Consideration from merchandise sales is recorded net of value-added tax, discounts and return allowances. Return allowances which reduce revenue, are estimated based utilizing the most likely amount method based on historical data and updated at the end of each reporting period.

With respect to considerations from merchandise sales, we allocate proceeds from merchandise sales among sales of the products, customer loyalty program benefits and coupons with material rights based on relative standalone selling price. Proceeds allocated to sales of goods are recognized as revenue from merchandise sales when the receipt of merchandise is confirmed by the customer, which is the point that the control of the merchandise is transferred to the customer. Proceeds allocated to customer loyalty program benefits and coupons are recorded as Deferred revenues.

We utilize delivery service providers to deliver products to our consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill our promise to transfer the products and are recorded as fulfillment expenses.

Marketplace and other services

With respect to the marketplace service revenue, we do not consider we control the products before they are transferred to the customer or have the ability to direct the use of the goods and obtain substantially all of their benefits. We bear no physical and general inventory risk and have no discretion in establishing price, so we have determined that revenue from our sales of products under these arrangements are marketplace service fees in nature. Revenue is recognized when we have fulfilled our selling performance obligations on behalf of the principal in the transaction, which is when the products are accepted by the customer.

We recognize other service revenue when the services are rendered.

Income taxes

Current income taxes are provided on the basis of net income/loss for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory rates that will be in effect in the period in which the temporary differences are expected to reverse. The effect on deferred taxes as a result of a change in tax rate is recognized in the consolidated statement of comprehensive income / (loss) in the period of change. A valuation allowance is recorded to reduce the amount of deferred tax assets if based on the weight of available evidence, it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

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

As of December 31, 2016, we incurred accumulated net operating losses. We believe that it is more likely than not that the accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, we have provided full valuation allowance for the deferred tax assets as of December 31 2016. We made profit for the year ended December 31, 2017 and 2018. As of December 31, 2017 and 2018, the valuation allowance of RMB15.0 million and RMB19.9 million were provided for us and some subsidiaries, respectively. For those entities, we believe that it is more likely than not that the accumulated net operating losses of those entities will not be utilized in the foreseeable future.

As of December 31, 2018, we had net operating loss carry forwards of approximately RMB0.2 million attributable to the Hong Kong subsidiary, RMB0.3 attributable to the American subsidiary, RMB2.1 million attributable to the Malaysia subsidiary, RMB1.3 million attributable to the Italian subsidiary and of approximately RMB216.1 million attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries. The loss carried forward by the Hong Kong, Malaysia, and Italian subsidiaries can be carried forward to net against future taxable income without a time limit; while the loss carried forward by the PRC companies will expire during the period from year 2019 to year 2023.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues
Merchandise sales	2,566,872	99.0	3,680,795	98.4	5,244,446	762,773	97.3
Marketplace and other services	26,950	1.0	59,660	1.6	143,131	20,817	2.7
Total revenues	2,593,822	100.0	3,740,455	100.0	5,387,577	783,590	100.0
Cost of revenues	(2,193,676)	(84.6)	(3,128,441)	(83.6)	(4,427,844)	(644,003)	(82.2)
Gross profit	400,146	15.4	612,014	16.4	959,733	139,587	17.8
Operating expenses
Fulfillment expenses	(82,047)	(3.2)	(99,064)	(2.6)	(138,710)	(20.175)	(2.6)
Marketing expenses	(218,759)	(8.4)	(245,989)	(6.6)	(410,548)	(59.712)	(7.6)
Technology and content development expenses	(54,262)	(2.1)	(62,081)	(1.7)	(80,398)	(11.693)	(1.5)
General and administrative expenses	(74,310)	(2.9)	(110,059)	(2.9)	(110,802)	(16.115)	(2.1)
Total operating expenses	(429,378)	(16.6)	(517,193)	(13.8)	(740,458)	(107,695)	(13.8)
(Loss)/income from operations	(29,232)	(1.1)	94,821	2.6	219,275	31,892	4.0
Other income/ (expenses)
Interest expense, net	(3,923)	(0.2)	(6,562)	(0.2)	(42,533)	(6,186)	(0.8)
Foreign currency exchange (losses)/gains	(11,418)	(0.4)	9,477	0.3	(11,737)	(1,707)	(0.2)
Others	—	—	4,148	0.1	31,269	4,548	0.6
(Loss)/income before income tax	(44,573)	(1.7)	101,884	2.8	196,274	28,547	3.6
Income tax benefits/(expenses)	—	—	31,525	0.8	(40,728)	(5,924)	(0.8)
Net (loss)/income	(44,573)	(1.7)	133,409	3.6	155,546	22,623	2.8

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our total revenues increased by 44.0% from RMB3,740.5 million in 2017 to RMB5,387.6 million (US$783.6 million) in 2018. The increase in revenues primarily driven by the increase in the total number of orders and merchandise sales. The total number of orders increased by approximately 60.2% from approximately 1,437.0 thousand in 2017 to approximately 2,301.5 thousand in 2018. Our GMV grew from RMB5,262.4 million in 2017 to RMB8,048.2 million (US$1,170.6 million) in 2018.

Cost of revenues

Our cost of revenues increased by 41.5% from RMB3,128.4 million in 2017 to RMB4,427.8 million (US$644.0 million) in 2018, primarily attributable to the growth of our merchandising sales.

Gross profit

As a result of the foregoing, our gross profit increased by 56.8% from RMB612.0 million in 2017 to RMB959.7 million (US$139.6 million) in 2018. Our gross margin increased from 16.4% in 2017 to 17.8% in 2018. The increase in our gross margin was primarily due to (i) our improved product mix with higher margin, and (ii) our improved of product sources by cooperating directly with brands.

Operating expenses

Our operating expenses increased by 43.2% from RMB517.2 million in 2017 to RMB740.5 million (US$107.7 million) in 2018.

Fulfillment expenses. Our fulfillment expenses increased by 40.0% from RMB99.1 million in 2017 to RMB138.7 million (US$20.2 million) in 2018. The increase was primarily attributable to (i) the increase of sales volume and total number of orders fulfilled which resulted in increased delivery expenses, and third-party payment commissions, and (ii) the increase in staff compensation and benefits expenses. Delivery expenses paid to third-party delivery companies increased from RMB32.3 million in 2017 to RMB47.0 million (US$6.8 million) in 2018. Third-party payment platform charges increased from RMB24.0 million in 2017 to RMB42.5 million (US$6.2 million) in 2018. These increases were resulted from the significant increase in our total number of orders. Staff compensation and benefits expenses for our fulfillment personnel increased from RMB28.3 million in 2017 to RMB30.9 million (US$4.5 million) in 2018, including share based compensation RMB5.1 million in 2017 and RMB1.1 million (US$0.2 million) in 2018.

Marketing expenses.    Our marketing expenses increased by 66.9% from RMB246.0 million in 2017 to RMB410.5 million (US$59.7 million) in 2018. The increase was primarily due to the continuous investment in our marketing and brand awareness promotions as well as the compensation and benefits expenses for our sales related staff. Our advertising expenses increased from RMB111.2 million in 2017 to RMB191.5 million (US$27.9 million) in 2018. Staff compensation and benefits expenses increased from RMB87.1 million in 2017 to RMB132.9 million (US$19.3 million) in 2018, including share based compensation of RMB23.8 million in 2017 and RMB11.7 million (US$1.7 million) in 2018.

Technology and content development expenses.    Our technology and content development expenses increased by 29.5% from RMB62.1 million in 2017 to RMB80.4 million (US$11.7 million) in 2018. The increase was primarily due to the continuous investment in our technology department. Compensation and benefits expenses for technology department increased from RMB52.3 million in 2017 to RMB63.3 million (US$9.2 million) in 2018, including share based compensation of RMB4.0 million in 2017 and RMB3.0 million (US$0.4 million) in 2018.

General and administrative expenses.    Our general and administrative expenses increased by 0.6% from RMB110.1 million in 2017 to RMB110.8 million (US$16.1 million) in 2018.

Other income/(expenses)

We had other expenses of RMB23.0 million (US$3.3 million) in 2018, compared to our other income of RMB7.1 million in 2017.

Interest expenses, net.    Our interest expenses increased significantly from RMB6.6 million in 2017 to RMB42.5 million (US$6.2 million) in 2018. The increase in interest expenses was mainly due to the increase in bank and other borrowings in 2018.

Foreign currency exchange (losses)/gains.    We recorded a loss in foreign currency exchange of RMB11.7 million (US$1.7 million) in 2018, as compared to a gain of RMB9.5 million in 2017. The change in foreign currency exchange (losses)/gains was mainly due to the depreciation of RMB against US$ in 2018, compared to appreciation of RMB against US$ in 2017.

Others.    Others increased significantly from RMB4.1 million in 2017 to RMB31.3 million (US$4.5 million) in 2018. The increase was mainly due to the increase in subsidy income granted by local authorities from RMB4.1 million in 2017 to RMB28.0 million (US$4.1 million) in 2018.

Net income

Our net income increased by 16.6% from RMB133.4 million in 2017 to RMB155.5 million (US$22.6 million) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our total revenues increased by 44.2% from RMB2,593.8 million in 2016 to RMB3,740.5 million (US$574.9 million) in 2017. The increase in revenues primarily driven by the increase in the total number of orders and merchandise sales. The total number of orders increased by approximately 50.7% from approximately 953.7 thousand in 2016 to approximately 1,437.0 thousand in 2017. Our GMV grew from RMB3,470.2 million in 2016 to RMB5,262.4 million (US$808.8 million) in 2017.

Cost of revenues

Our cost of revenues increased by 42.6% from RMB2,193.7 million in 2016 to RMB3,128.4 million (US$480.8 million) in 2017, primarily attributable to the growth of our merchandising sales.

Gross profit

As a result of the foregoing, our gross profit increased by 53.0% from RMB400.1 million in 2016 to RMB612.0 million (US$94.1 million) in 2017. Our gross margin increased from 15.4% in 2016 to 16.4% in 2017. The increase in our gross margin was primarily due to (i) our improved product mix with higher margin, and (ii) our improved of product sources by cooperating directly with brands.

Operating expenses

Our operating expenses increased by 20.4% from RMB429.4 million in 2016 to RMB517.2 million (US$79.5 million) in 2017.

Fulfillment expenses.    Our fulfillment expenses increased by 20.9% from RMB82.0 million in 2016 to RMB99.1 million (US$15.2 million) in 2017. The increase was primarily attributable to (i) the significant increase in delivery expenses paid to third-party delivery companies as well as third-party payment platform charges, and (ii) the increase in staff compensation and benefits expenses. The increase was offset by the decrease in warehouse rental expenses. Delivery expenses paid to third-party delivery companies increased from RMB28.2 million in 2016 to RMB32.3 million (US$5.0 million) in 2017. Third-party payment platform charges increased from RMB14.4 million in 2016 to RMB24.0 million (US$3.7 million) in 2017. These increases were resulted from the significant increase in our total number of orders. Staff compensation and benefits expenses for our fulfillment personnel increased from RMB23.4 million in 2016 to RMB28.3 million (US$4.3 million) in 2017, including share based compensation RMB nil in 2016 and RMB5.1 million (US$0.8 million) in 2017. Warehouse rental expense decreased slightly from RMB7.3 million in 2016 to RMB6.4 million (US$1.0 million) in 2017.

Marketing expenses.    Our marketing expenses increased by 12.4% from RMB218.8 million in 2016 to RMB246.0 million (US$37.8 million) in 2017. The increase was primarily due to the increase in our staff compensation and benefit expenses, and offset by the slight decrease in advertising expenditure. Staff compensation and benefits expenses increased from RMB66.6 million in 2016 to RMB87.1 million (US$13.4 million) in 2017, including share based compensation of RMB nil in 2016 and RMB23.8 million (US$3.7 million) in 2017. Our advertising expenses decreased slightly from RMB113.7 million in 2016 to RMB111.2 million (US$17.1 million) in 2017.

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

Interest expenses, net.    Our interest expenses increased by 69.2% from RMB3.9 million in 2016 to RMB6.6 million (US$1.0 million) in 2017. The increase in interest expenses was mainly due to the increase in bank and other borrowings in 2017.

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

Inflation

Since we commenced our current business operations, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent in the consumer price index for December 2016, 2017 and 2018 increased by 2.1%, 1.8% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since we commenced our current business operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.                                    Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from our financing activities primarily through the issuance of preferred shares through private placements, convertible notes and warrants, as well as from proceeds of our initial public offering and borrowings. As of December 31, 2016, 2017 and 2018, we had RMB55.6 million, RMB453.4 million and RMB1,034.4 million (US$150.4 million) in cash, respectively. Our cash consists of cash on hand and time deposits, which have original maturities of three months or less and are readily convertible to decidable amounts of cash. As of December 31, 2018, we had RMB68.6 million (US$10.0 million) in time deposits, which have original maturities of more than three months but less than one year and RMB89.2 million (US$13.0 million) in the current portion of restricted cash, which consisted of cash deposits associated with one bank loan with principal amounts of RMB80.0 million (US$11.6 million). The use of cash deposit and its interest is restricted by the bank until the corresponding loan is fully repaid.

In May 2017, we entered into an amendment to the facility agreement with SPD Silicon Valley Bank Co., Ltd., or SPD. Pursuant to the amendment, the facility in the amount of RMB50.0 million was extended for one year with an interest rate of 7.35% per annum and matured in May 2018. In May 2018, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD to extend the facility to August 2018. In August 2018, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD to extend the facility for one year. In addition, RMB250.9 million (US$36.5 million) of inventories and RMB14.1 million (US$2.1 million) of equipment in 2018 compared to RMB250.9 million of inventories and RMB11.8 million of equipment in 2017 were pledged to SPD as collateral and a guarantee provided by us. Both of the original facility and amended facility agreements contain certain financial and nonfinancial covenants. As of December 31, 2017 and 2018, we met the financial covenants. As of December 31, 2017 and 2018, the outstanding balances of the short-term portion of the facilities were both RMB50.0 million (US$7.3 million).

In May 2017, we entered into a short-term borrowing agreement to borrow RMB45.0 million at an interest rate of 9.35% per annum. The borrowing is payable in five monthly installments starting in May 2017. The borrowing is guaranteed by Beijing Secoo. In August 2017, the agreement was extended to 2018. During 2017, RMB14.0 million was repaid and the remaining balance were paid off in April 2018.

In November 2017, we entered into a two-and-half year loan agreement with National Trust Co., Ltd. in the amount of RMB150.0 million, which would mature in May 2020 and bears a fixed interest rate of 3.38% per annum. The loan is collateralized with a cash deposit of RMB 123.8 million with Xiamen International Bank, which was the consignor in the loan agreement. As of December 31, 2018, all loan amounts were settled and the cash deposit amounting to RMB123.8 million became unrestricted following the loan settlement.

In December 2017, we entered into a loan agreement with Shanghai Pudong Development Bank Co., Ltd. for an amount of RMB50.0 million (US$7.7 million) with an interest rate of 4.35% per annum, a maturing term of one year and pledged by a restricted cash deposit of RMB55.2 million (US$8.5 million). As of December 31, 2018, all loan amounts were settled and the cash deposit amounting to RMB55.2 million (US$8.5 million) became unrestricted following the loan settlement.

During 2017, we entered into an agreement with a third party non-financial institution that permits us to borrow short-term borrowings at the interest rates from 9% to 10%. For the year ended December 31, 2017, we borrowed RMB78.4 million under this agreement, among which, RMB35.2 million was outstanding as of December 31, 2017 with the accounts receivable of RMB35.2 million pledged to the third party as collateral. In February 2018, we repaid the RMB35.2 million.

During 2018, we entered into two more agreements with the third party non-financial institution that permits us to borrow short-term borrowings at the interest rate of 10%. We received RMB15.0 million (US$2.2 million) and RMB20.4 million (US$3.0 million) in June 2018 and August 2018, respectively. The accounts receivables of RMB15.0 million (US$2.2 million) and RMB20.4 million (US$3.0 million) were pledged to the third party as collaterals, we repaid these borrowings in August 2018 and October 2018, respectively. No balance is outstanding as of December 31, 2018.

In August 2018, we issued convertible notes and warrants to Great World Lux Pte. Ltd and its affiliates, or Great World, in an aggregate principal amount of up to US$175.0 million. The principal amount outstanding under the convertible notes bears interest at an aggregate compounded rate of 8% per annum until August 8, 2021, or such earlier time as the notes are repurchased or converted subject to the terms specified therein. The initial conversion price is US$13.00 per ADS. The holders of the warrants are entitled to purchase 500,000 ADSs from us at an exercise price of US$18.00 per ADS. We also formed strategic partnerships with L Catterton Asia, the Asian unit of the largest and most global consumer-focused private equity firm in the world, and JD.com, China’s largest retailer, aiming to boost Secoo’s presence and network in the luxury industry.

In December 2018, we entered into a loan agreement with Shanghai Pudong Development Bank Co., Ltd. for an amount of RMB80.0 million (US$11.6 million) with an interest rate of 4.35% per annum, a maturing term of one year and pledged a restricted cash deposit of RMB89.2 million (US$13.0 million).

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

As of December 31, 2018, cash, time deposits, and restricted cash in an aggregate amount of US$95.0 million, RMB2.8 million, HK$10.3 million, MYR2.2 million and EUR0.2 million were held by Secoo Holding Limited and its non-PRC subsidiaries in Hong Kong and overseas. As of December 31, 2018, our subsidiaries in China held cash in the amount of RMB5.9 million (US$0.9 million), and our variable interest entities and their subsidiaries held cash in the amount of RMB520.7 million (US$75.7 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purposes.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016 As adjusted	2017 As adjusted	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(250,668)	(177,511)	(651,462)	(94,750)
Net cash (used in)/provided by investing activities	(11,666)	(311,581)	146,102	21,250
Net cash provided by financing activities	44,269	922,057	995,948	144,853
Cash and Restricted cash at the beginning of the year	440,414	211,347	632,439	91,984
Cash and Restricted cash at the end of the year	211,347	632,439	1,126,407	163,829

Operating activities

Net cash used in operating activities amounted to RMB651.5 million (US$94.8 million) in 2018, primarily resulted from cash payment to suppliers of RMB6,057.4 million (US$881.0 million), our employee salaries and welfare payment of RMB329.3 million (US$47.9 million) and our payments for taxes of RMB150.6 million (US$21.9 million), offset by RMB5,688.8 million (US$827.4 million) of cash from the sale of upscale brand products and offering of marketplace and other services, other general operating income of RMB197.0 million (US$28.6 million).

Net cash used in operating activities amounted to RMB177.5 million in 2017, primarily resulted from cash payment to suppliers of RMB4,200.8 million, our employee salaries and welfare payment of RMB183.8 million and our payments for taxes of RMB49.2 million, offset by RMB 4,252.1 million of cash from the sale of upscale brand products and offering of marketplace and other services, other general operating income of RMB4.2 million.

Net cash used in operating activities amounted to RMB250.7 million in 2016, primarily resulted from cash payment to suppliers of RMB2,865.0 million, our employee salaries and welfare payment of RMB154.3 million, our payments for taxes of RMB13.4 million and other general operating costs of RMB16.6 million, offset by RMB2,798.6 million of cash from the sale of upscale brand products and offering of marketplace and other services.

Investing activities

Net cash provided by investing activities amounted to RMB146.1 million (US$21.3 million) in 2018, primarily attributable to the proceeds from maturity of time deposits of RMB292.3 million (US$42.5 million), offset by purchase of time deposits of RMB68.6 million (US$10.0 million), purchase of equity security and put option of RMB31.4 million (US$4.6 million) and purchase of property and equipment of RMB44.8 million (US$6.5 million).

Net cash used in investing activities amounted to RMB311.6 million in 2017, primarily attributable to the purchase of time deposits amounted to RMB292.3 million and the purchase of property and equipment of RMB19.3 million.

Net cash used in investing activities amounted to RMB11.7 million in 2016, which was attributable to the purchase of property and equipment amounted RMB11.7 million.

Financing activities

Net cash provided by financing activities amounted to RMB995.9 million (US$144.9 million) in 2018, primarily attributable to the proceeds from issuance of convertible notes, amounting to RMB1,195.5 million (US$173.9 million) and proceeds from short-term borrowings of RMB180.0 (US$26.2 million), offset by repayment of short-term borrowings of RMB161.1 million (US$23.4 million) and repayment of long-term borrowings of RMB150.0 million (US$21.8 million).

Net cash provided by financing activities amounted to RMB922.1 million in 2017, primarily attributable to the proceeds from our initial public offering, amounting to RMB862.2 million.

Net cash provided by financing activities amounted to RMB44.3 million in 2016, which was attributable to net proceeds from short-term borrowing and other borrowings of RMB25.2 million and capital contributions from non-controlling interest in the amount of RMB19.4 million.

Capital Expenditures

Our capital expenditures amounted to RMB11.7 million in 2016, RMB19.3 million in 2017 and RMB44.8 million (US$6.7 million) in 2018. Between January 1, 2016 and December 31, 2018, our capital expenditures were principally used for our leasehold improvements, as well as purchases of office and other operating equipment and motor vehicles.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) established Topic 842, Lease, by issuing Accounting Standards Update No. 2016-02 (“ASU 2016-02”), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard is effective for public business entities for annual periods beginning after December 15, 2018, and interim periods therein. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. We have adopted the new standard on January 1, 2019 and decided to use the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. We plan to elect the ‘package of practical expedients’, which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

While the Company continues to assess all of the effects of adoption, the Company expected that this standard will have a material effect on the combined balance sheet. Leases currently designated as operating leases in Note 24 to our audited consolidated financial statements will be reported on the consolidated balance sheet upon adoption at their net present value, which will increase total assets and liabilities. The Company plans to use its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments. The incremental borrowing rate will be determined using the U.S. Treasury rate adjusted to account for the Company’s credit rating and the collateralized nature of operating leases. We estimate approximately RMB45.0 million to RMB46.0 million would be recognized as total right-of-use assets and total lease liabilities on our consolidated balance sheet as of January 1, 2019. Other than disclosed, we do not expect the new standard to have a material impact on its remaining consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for us from calendar 2020, with early adoption permitted for calendar 2019. We are evaluating the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are in the process of evaluating the impact of the Update on its consolidated financial statements.

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

Intellectual Property

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2018, we owned 9 patents, 250 registered trademarks, copyrights to 18 software programs developed by us relating to various aspects of our operations and 51 registered domain names, including secoo.com. Of the 250 registered trademarks, 220 are registered in the PRC, 16 are registered in Hong Kong,4 are registered in the US, 4 are registered in Spain, and 6 are registered in Europe. We are in the process of applying for 14 patents in the PRC.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2018 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligation

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations(1)	68,827	33,740	32,061	3,026	—
Borrowings(2)	1,628,470	187,198	1,441,272	—	—
Total	1,697,297	220,938	1,473,333	3,026	—

Notes:

(1)         We lease logistics centers, offline experience centers and office space under non-cancelable operating lease agreements that expire at various dates through 2023. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our lessors. We incurred rental expenses of RMB35.8 million in 2016, RMB34.1 million in 2017 and RMB39.6 million (US$5.8 million) in 2018, respectively.

(2)         Includes RMB293.1 million accrued at the interest rate under the borrowing agreements.

G.                                   Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Rixue Li	44	Chairman of the Board and Chief Executive Officer
Jeacy Jisheng Yan	39	Director
Ravi Thakran	56	Director
Jun Wang	48	Independent Director
Xiaoquan Zhang	45	Independent Director
Jian Wang	46	Independent Director
Wenning Xing	44	Independent Director
Shaojun Chen	45	Chief Financial Officer

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

Mr. Ravi Thakran has served as our director since August 2018. Mr. Thakran currently serves as Chairman and Managing Partner of L Catterton Asia and has served as the Group Chairman of LVMH South Asia and South East Asia, Middle East and Australia and New Zealand since September 2007. Prior to joining LVMH, Mr. Thakran held senior management positions at the Swatch Group, Nike and Tata Group, based in various global locations. Mr. Thakran holds an MBA from the India Institute of Management, Ahmedabad.

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

Mr. Wenning Xing has served as our independent director since September 2018. Mr. Xing serves as the China Managing Director of Hearst, an operator of several international magazine and digital media brands such as ELLE, Harper’s Bazaar and Cosmopolitan, Hearst Media China, Trends Media Group, Fitch China, A&E Networks, ESPN, VICE, Hearst Ventures, and a media-focused investment fund. Under his tenure, Hearst made investments such as Legendary Pictures, Impression Creative, Kunlun Fight, Bilibili, Liulishuo, Atzuche and Zcool. Wenning is also in charge of handling government and public relations, strategic business development, and mergers & acquisitions at Hearst. Before joining Hearst, Wenning held several senior executive positions, including Chief Strategy Officer at a subsidiary of People’s Daily, the biggest newspaper group in China, founder and Chief Representative at Fremantle Media China and Executive Director at Bertelsmann China and held key posts at Time Warner and China Central Television (CCTV). Wenning is a member of the International Academy of Television Arts & Sciences, and currently serves as a juror for the International Emmy Awards. Wenning has been featured in a number of high profile news articles, including the NY Times in 2012. Wenning is a graduate of Harvard University and Columbia University.

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

B.                                    Compensation

In 2018, we paid an aggregate of approximately RMB2.2 million (US$0.3 million) in cash to our executive officers, and we paid approximately RMB0.7 million (US$0.1 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2017 Employee Stock Incentive Plan

On December 31, 2014, we adopted a 2014 Employee Stock Incentive Plan, or the 2014 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business.

We have adopted a 2017 Employee Stock Incentive Plan, or the 2017 Plan, which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of our shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares as of December 31, 2018.

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

The following table summarizes, as of December 31, 2018, the options granted under our 2017 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaojun Chen	*	0.001	December 31, 2014	December 31, 2024
Total	*	—	—	—

*                 Less than 1% of our total outstanding share capital

As of December 31, 2018, other individuals as a group held options to purchase 1,165,873 Class A ordinary shares of our company with an exercise price of US$0.001 per Class A ordinary share.

C.                                    Board Practice

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Jun Wang, Jian Wang and Xiaoquan Zhang. Jun Wang is the chairman of our audit committee. We have determined that Jun Wang, Jian Wang and Xiaoquan Zhang satisfy the “independence” requirements of NASDAQ and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee.    Our compensation committee consists of Jun Wang and Jian Wang. Jian Wang is the chairman of our compensation committee. We have determined that Jun Wang and Jian Wang satisfy the “independence” requirements of NASDAQ. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Xiaoquan Zhang and Jian Wang. Xiaoquan Zhang is the chairperson of our nominating and corporate governance committee. We have determined that Xiaoquan Zhang and Jian Wang satisfy the “independence” requirements of NASDAQ. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they believe in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our current memorandum and articles of association, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D.                                    Employees

As of December 31, 2016, 2017 and 2018, we had 544, 829 and 1,329 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2018:

Function	Number of employees
Business development, sales and marketing	857
Technology support	205
Fulfillment	99
Administration and management	168
Total	1,329

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

The calculations in the table below are based on 25,122,199 ordinary shares outstanding as of the date of this annual report on an as-converted basis, consisting of 18,550,770 Class A ordinary shares and 6,571,429 Class B ordinary shares outstanding, excluding 517,454 Class A ordinary shares reserved as treasury stock.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Total Ordinary Shares on an As- converted Basis†	% of Aggregate Voting Power††
Directors and Executive Officers:
Richard Rixue Li(1)	*	6,571,429	6,572,929	26.2	87.6
Jeacy Jisheng Yan(2)	—	—	—	—	—
Ravi Thakran	—	—	—	—	—
Jun Wang	—	—	—	—	—
Xiaoquan Zhang	—	—	—	—	—
Jian Wang	—	—	—	—	—
Wenning Xing	—	—	—	—	—
Shaojun Chen	*	—	*	*	*
All Directors and Executive Officers as a Group	*	6,571,429	6,645,939	26.5	87.7
Principal Shareholders:
Siku Holding Limited (3)	—	6,571,429	6,571,429	26.2	87.6
IDG Funds(4)	4,964,889	—	4,964,889	19.8	3.3
CMC Galaxy Holdings Ltd(5)	2,376,854	—	2,376,854	9.5	1.6
Pingan entities(6)	1,861,782	—	1,861,782	7.4	1.2

*                 Less than 1%.

**          Except for Ms. Jeacy Jisheng Yan, the business address for our directors and executive officers is 15/F, Building C, Galaxy SOHO, Chaonei Street, Dongcheng District, Beijing, 100000, The People’s Republic of China.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group (including voting rights granted by other shareholders who retain the economic interest in the shares being voted) by the sum of the total number of shares outstanding, which is 25,122,199 as of the date of this annual report, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

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

(1)         Represents (i) 1,500 Class A ordinary shares in the form of ADSs held by Mr. Li and (ii) 6,571,429 Class B ordinary shares beneficially owned by Mr. Li through Siku Holding Limited, a BVI company, as described in footnote (3) below. Siku Holding Limited is 99% beneficially owned by Mr. Li.

(2)         The business address of Ms. Yan is Floor 6, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, China, 100005.

(3)         Represents 6,571,429 Class B ordinary shares directly held by Siku Holding Limited, a British Virgin Islands company 99% beneficially owned by Mr. Richard Rixue Li and 1% beneficially owned by Ms. Zhaohui Huang. The registered address of Siku Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(4)         Represents (i) 99,206 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ii) 92,639 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (iii) 6,568 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (iv) 1,250,000 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (v) 758,929 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (vi) 625,313 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (vii) 44,330 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (viii) 396,825 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ix) 370,556 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (x) 26,270 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (xi) 220,315 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (xii) 205,729 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (xiii) 14,585 ordinary shares directly held by IDG-Accel China III Investors L.P., (xiv) 548,752 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (xv) 38,903 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (xvi) 248,362 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., and (xvii) 17,607 Class A ordinary shares directly held by IDG-Accel China III Investors L.P. IDG Technology Venture Investment IV, L.P. is a Delaware limited partnership which is controlled by its sole general partner, IDG Technology Venture Investment IV, LLC, which is controlled by its two managing members, Mr. Quan Zhou and Mr. Chi Sing Ho. IDG-Accel China Growth Fund III L.P.is a Cayman Islands limited partnership which is controlled by its immediate general partner IDG-Accel China Growth Fund III Associates L.P., or IDG-Accel III Associates L.P., a Cayman Islands limited partnership. IDG-Accel III Associates L.P. is controlled by its general partner IDG-Accel China Growth Fund GP III Associates Ltd., or IDG-Accel III Associates Ltd., a Cayman Islands limited company. IDG-Accel China III Investors L.P. is a Cayman Islands limited partnership which is controlled by its sole general partner, IDG-Accel III Associates Ltd. Mr. Quan Zhou and Mr. Chi Sing Ho are currently serving as members of board of directors of IDG-Accel III Associates Ltd. IDG Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P. are collectively referred to as the IDG Funds.

(5)         Represents 2,376,854 Class A ordinary shares directly held by CMC Galaxy Holdings Ltd. CMC Galaxy Holdings Ltd is a Cayman Islands company wholly owned by CMC Capital Partners L.P., a Cayman Islands exempted limited partnership acting by its general partner, CMC Capital Partners GP, L.P., a Cayman Islands exempted limited partnership activity by its general partner, CMC Capital Partners GP, Ltd., a Company incorporated with limited liability in the Cayman Islands. CMC Capital Partners GP, Ltd. is ultimately controlled indirectly by Mr. Ruigang Li. The registered address of CMC Galaxy Holdings Ltd is Harneys Services (Cayman) Limited at 4th Floor, Harbour Place, 103 South Church Street, George Town, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(6)         Represents (i) 1,063,875 Class A ordinary shares directly held by Pingan eCommerce Limited Partnership and (ii)797,907 Class A ordinary shares directly held by Rhythm Way Limited. Pingan eCommerce Limited Partnership is a Cayman Islands limited partnership which is ultimately controlled by Ping An Insurance (Group) Company of China, Ltd. The registered address of Pingan eCommerce Limited Partnership is Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands. Rhythm Way Limited is a British Virgin Islands company beneficially owned by Pingan eCommerce Limited Partnership. The registered address of Rhythm Way Limited is PO Box 957, Road Town, Torrola, British Virgin Islands. Pingan eCommerce Limited Partnership and Rhythm Way Limited are collectively referred as Pingan Entities.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Transactions with Shareholders and Affiliates

During the years ended December 31, 2016, 2017 and 2018, we paid on behalf of Jiangxi Tiangong Hi Tech Co., Ltd. (“Jiangxi Tiangong”), a related party that our subsidiary can exercise significant influence for nil, RMB0.3 million and nil. Jiangxi Tiangong paid off RMB0.2 million in 2017. We have amount due from Jiangxi Tiangong for nil, RMB0.04 million and RMB0.04 million (US$0.01 million) as of December 31, 2016, 2017 and 2018, respectively.

During the years ended December 31, 2016, 2017 and 2018, Yichun Chuaichuai Information Technology Co., Ltd (“Yichun Chuaichuai”), a related party that our subsidiary can exercise significant influence, purchased products in the amount of nil, RMB1.7 million and RMB9.6 million (US$1.4 million), respectively from us. Yichun Chuaichuai paid off nil, RMB1.7 million and RMB4.4 million (US$0.6 million) in 2016, 2017 and 2018, respectively. We have amount due to Yichun Chuaichuai for nil, RMB1.2 million and RMB0.4 million (US$0.1 million) as of December 31, 2016, 2017 and 2018, and have amount due from Yichun Chuaichuai for nil, nil and RMB11.1 million (US$1.6 million) as of December 31, 2016, 2017 and 2018.

During the years ended December 31, 2016, 2017 and 2018, we paid on behalf of Yichun Guangyao Technology Co., Ltd., a related party that our subsidiary can exercise significant influence for nil, nil and RMB2.1 million (US$0.3 million).

During the years ended December 31, 2016, 2017 and 2018, we paid on behalf of Shikonglian (Beijing) Technology Co., Ltd (“Shikonglian”), a related party that our subsidiary can exercise significant influence for nil, nil and RMB25 thousand.

During the years ended December 31, 2016, 2017 and 2018, we did not borrow from Mr. Richard Rixue Li, our chairman and chief exercise officer, and repaid RMB0.3 million, RMB1.0 million and RMB0.5 million (US$0.07 million), respectively, to Mr. Richard Rixue Li. We have an amount due to Mr. Richard Rixue Li for RMB2.3 million, RMB1.3 million and RMB0.8 million (US$0.1 million) as of December 31, 2016, 2017 and 2018, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

In December 31, 2018, we borrowed RMB4.5 million (US$0.7 million) from Mr. Rimei Li, CEO of our one of our subsidiary, to fund working capital, among which RMB4.1 million (US$0.6 million) was repaid in the same year. We have an amount due to Mr. Rimei Li for RMB0.4 million (US$0.06 million) as of December 31, 2018. The amounts were unsecured, non-interest bearing and have no defined repayment term

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

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

See “—C. Markets.”

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

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our current memorandum and articles of association, insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.   All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when entered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Voting Rights.   Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our current memorandum and articles of association. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. At any shareholders’ meeting, a resolution put to the vote of the meeting shall be decided on a poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our current memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our current memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

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

Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our current memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

•                  increase our share capital by new shares of such amount as our shareholders think expedient;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing Shares;

•                  subdivide our shares, or any of them, into shares of an amount smaller than that fixed by our current memorandum and articles of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced Share is derived; and

•                  cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution, amongst other things, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our current memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our current memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of redeemable preferred shares and to determine, with respect to any series of redeemable preferred shares, the terms and rights of that series, including:

•                  designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, conversion rights and voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our current memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

For details of our board committees, see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Board of Directors.”

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

Hong Kong

Before 2018, our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5% on taxable income generated from the operations in Hong Kong. Hong Kong’s two-tier income tax system was officially implemented on April 1, 2018. For the first HK$2.0 million of assessable profits, we are subject to profits tax rate of 8.25%, and the subsequent profits are taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends.

PRC

Our PRC subsidiaries and consolidated variable interest entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was further amended on February 24, 2017 and December 29, 2018, respectively, and its implementation rules, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our PRC subsidiaries and consolidated variable interest entities are all subject to the tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this annual report.

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

United States Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) owns our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners should consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Based on our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2018 and we do not expect to be classified as a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may be or become classified as a PFIC for the current or future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

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

Individuals and certain other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (i) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs are listed on the NASDAQ Global Market, which is an established securities market in the United States, and we anticipate that our ADSs should qualify as readily tradable, although there can be no assurances in this regard. Because our ordinary shares are not listed on an established securities market, we do not expect that the dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above). We expect, however, to be eligible for the benefits of the Treaty. Assuming we are deemed to be a PRC resident enterprise and we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in this paragraph.

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit on foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of our ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC because we are deemed to be a PRC resident enterprise, and such gain is deemed to be U.S. source gain, a U.S. Holder may not be able to credit such tax against their U.S. federal income tax liability unless such U.S. Holder has other income from foreign sources in the appropriate category for purposes of the foreign tax credit rules. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source gain. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries (including any variable interest entity) is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder may not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NASDAQ Global Market or other market as defined in applicable Regulations). We believe that a U.S. Holder may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remain listed on the NASDAQ Global Market and that our ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, such holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder would generally continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making either a deemed sale or a mark-to-market election, and the unavailability of the qualified electing fund election.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2018, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We obtain borrowings from commercial banks and third parties from time to time to meet our working capital expenditure requirements. All of our bank and third parties borrowings as of December 31, 2018 bear fixed interest rates and have maturity terms less than three years. If we were to renew any of these borrowings, we might be subject to interest rate risk.

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

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. For the year ended December 31, 2018, we received reimbursement in the amount of US$1.1 million from the depositary.

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

The F-1 Registration Statement was declared effective by the SEC on September 19, 2017. For the period from the effective date of the F-1 Registration Statement to December 31, 2018, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included US$7.7 million in underwriting discounts and commissions for the initial public offering and approximately US$2.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$100.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from September 19, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2018, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$35.3 million invested in our marketing and branding efforts, US$8.0 million used in strengthening our IT infrastructure and technology capabilities, US$13.9 million used to expand our logistic network, and US$22.9 million used for general corporate purposes.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2018. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

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

Internal Control Over Financial Reporting

We identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. We have implemented a number of measures to address the material weakness that has been identified, including designating more resources to perform period-end closing procedures to ensure sales data generated and maintained by various business applications are complete and accurate and can be reconciled with the financial reporting system on time. In addition, we will continue to take other steps to strengthen our internal control over financial reporting, including (i) establishing a formal and regular training program for accounting personnel, including attending external U.S. GAAP training and (ii) implementing and formalizing comprehensive internal controls over financial reporting, including developing a comprehensive policy and procedure manual, to allow for prevention, early detection and resolution of potential compliance issues. We will continue to recruit experienced personnel to build a strong accounting and finance team. However, we cannot assure you that we will complete such implementation in a timely manner. See “Item 3.D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jun Wang, an independent director and member of our audit committee, is an audit committee financial expert.

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

	For the Year Ended December 31,
	2017	2018
	(in thousands of RMB)
Audit fees(1)	9,292.1	8,061.5
Other service fees	—	—

(1)                       “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements.

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

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 16, 2017, our board of directors authorized a share repurchase program, under which we may repurchase our Class A ordinary shares in the form of ADSs with an aggregate value of up to US$20 million during the next 12-month period.

The following table sets forth a summary of our repurchase of our ADSs made in 2018 under the share repurchase program described in the paragraph above. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 16, 2017.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
September 10 — September 28, 2018	315,719	US$	13.14	315,719	US$	9,391,923
Total	315,719	US$	13.14	315,719	US$	9,391,923

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

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on September 11, 2017 (File No. 333-220174))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on September 11, 2017 (File No. 333-220174))

Exhibit Number	Description of Document
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
4.17

Loan Agreement between Beijing Secoo and National Trust Co., Ltd. dated December 20, 2017 (incorporated herein by reference to Exhibit 10.17 to the Form 20-F filed on April 26, 2018 (File No. 001-38201))

4.18

Deposit Pledge Agreements between Hong Kong Secoo and National Trust Co., Ltd. dated December 20, 2017 (incorporated herein by reference to Exhibit 10.18 to the Form 20-F filed on April 26, 2018 (File No. 001-38201))

4.19*	Convertible Note and Warrant Subscription Agreement between Secoo and Great World Lux Pte. Ltd dated July 9, 2018
8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Secoo Holding Limited

	By:	/s/ Richard Rixue Li
		Name:	Richard Rixue Li
		Title:	Director and Chief Executive Officer

Date: April 29, 2019

SECOO HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Secoo Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Secoo Holding Limited and subsidiaries (the Company) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ KPMG Huazhen LLP
Beijing, China
April 29, 2019

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash	453,425	1,034,385	150,445
Time deposits	292,318	68,632	9,982
Restricted cash	55,214	89,222	12,977
Investment in equity security	—	26,032	3,786
Accounts receivable	54,210	119,580	17,392
Inventories	1,189,885	1,712,740	249,108
Advances to suppliers	53,016	429,219	62,427
Prepayments and other current assets	22,943	133,551	19,424
Amounts due from related parties	38	13,284	1,932
Total current assets	2,121,049	3,626,645	527,473

Non-current assets
Property and equipment, net	40,793	56,698	8,246
Intangible Assets, net	—	12,267	1,784
Restricted cash	123,800	2,800	407
Investment in equity investees	—	2,859	416
Deferred tax assets	43,981	51,214	7,449
Goodwill	—	20,413	2,969
Other non-current assets	8,085	19,030	2,768
Total non-current assets	216,659	165,281	24,039

Total assets	2,337,708	3,791,926	551,512

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of consolidated VIEs without recourse to the Company of RMB177,274 and RMB134,324 as of December 31, 2017 and 2018, respectively. Note 1)	177,274	134,324	19,537
Accounts payable (including accounts payable of consolidated VIEs without recourse to the Company of RMB262,576 and RMB384,280 as of December 31, 2017 and 2018, respectively. Note 1)	318,414	498,579	72,515

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
			(Note 2(e))
Amounts due to related parties (including amount due to Founder of consolidated VIEs without recourse to the Company of RMB2,451 and RMB1,561 as of December 31, 2017 and 2018, respectively. Note 1)	2,467	1,564	227
Advances from customers (including advances from customers of consolidated VIEs without recourse to the Company of RMB67,604 and RMB63,684 as of December 31, 2017 and 2018, respectively. Note 1)	68,848	66,954	9,738
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIEs without recourse to the Company of RMB313,574 and RMB278,160 as of December 31, 2017 and 2018, respectively. Note 1)	343,936	352,714	51,300
Deferred revenue (including deferred revenue of consolidated VIEs without recourse to the Company of RMB12,051 and RMB62,372 as of December 31, 2017 and 2018, respectively. Note 1)	12,051	62,478	9,086
Total current liabilities	922,990	1,116,613	162,403

Non-current liabilities
Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion, of consolidated VIEs without recourse to the Company of RMB124,324 and nil as of December 31, 2017 and 2018, respectively. Note 1)	124,324	1,151,560	167,488
Long-term liabilities (including long-term liabilities of consolidated VIEs without recourse to the Company of nil and RMB14,240 as of December 31, 2017 and 2018, respectively. Note 1)	—	14,240	2,071
	124,324	1,165,800	169,559

Total liabilities	1,047,314	2,282,413	331,962

Commitments and contingencies (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
			(Note 2(e))
Redeemable non-controlling interest	5,582	7,587	1,103
Total mezzanine equity	5,582	7,587	1,103

Shareholders’ Equity

Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 19,068,224 and 19,068,224 shares issued, 18,708,629 and 18,550,770 shares outstanding as of December 31, 2017 and 2018, respectively)	126	126	19
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	41	41	6
Treasury stock (359,595 and 517,454 Class A ordinary shares as of December 31, 2017 and 2018, respectively, at cost)	(42,606)	(71,018)	(10,329)
Additional paid-in capital	2,763,387	2,839,342	412,965
Accumulated losses	(1,432,586)	(1,280,753)	(186,278)
Accumulated other comprehensive loss	(5,304)	(6,373)	(927)
Total equity attributable to ordinary shareholders	1,283,058	1,481,365	215,456
Non-redeemable non-controlling interest	1,754	20,561	2,991
Total equity	1,284,812	1,501,926	218,447

Total liabilities, mezzanine equity and shareholders’ equity	2,337,708	3,791,926	551,512

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share data)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2(e))
Revenues:
Merchandise sales	2,566,872	3,680,795	5,244,446	762,773
Marketplace and other services	26,950	59,660	143,131	20,817
Total revenues	2,593,822	3,740,455	5,387,577	783,590

Cost of revenues	(2,193,676)	(3,128,441)	(4,427,844)	(644,003)

Gross profit	400,146	612,014	959,733	139,587

Operating expenses:
Fulfillment expenses	(82,047)	(99,064)	(138,710)	(20,175)
Marketing expenses	(218,759)	(245,989)	(410,548)	(59,712)
Technology and content development expenses	(54,262)	(62,081)	(80,398)	(11,693)
General and administrative expenses	(74,310)	(110,059)	(110,802)	(16,115)
Total operating expenses	(429,378)	(517,193)	(740,458)	(107,695)

(Loss)/income from operations	(29,232)	94,821	219,275	31,892

Other income/(expenses):
Interest expenses, net	(3,923)	(6,562)	(42,533)	(6,186)
Foreign currency exchange (losses)/gains	(11,418)	9,477	(11,737)	(1,707)
Others	—	4,148	31,269	4,548
(Loss)/income before income tax	(44,573)	101,884	196,274	28,547
Income tax benefits/(expenses)	—	31,525	(40,728)	(5,924)
Net (loss)/income	(44,573)	133,409	155,546	22,623
Less: (Loss)/gain attributable to redeemable non-controlling interest	(82)	(298)	2,001	291
Less: (Loss)/gain attributable to non-redeemable non-controlling interest	(38)	(349)	1,712	249
Net (loss)/income attributable to Secoo Holding Limited	(44,453)	134,056	151,833	22,083
Accretion to redeemable non-controlling interest redemption value	(164)	(798)	—	—
Accretion to preferred share redemption value	(595,742)	(202,679)	—	—
Net (loss)/income attributable to ordinary shareholders of Secoo Holding Limited	(640,359)	(69,421)	151,833	22,083

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Continued)

(All amounts in thousands, except for share data)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2(e))

Net (loss)/income	(44,573)	133,409	155,546	22,623
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil income taxes	(60,138)	81,834	(1,041)	(151)
Total other comprehensive (loss)/income, net of income taxes	(60,138)	81,834	(1,041)	(151)
Comprehensive (loss)/income	(104,711)	215,243	154,505	22,472
Comprehensive (loss)/income attributable to redeemable non-controlling interest	(82)	(298)	2,005	292
Comprehensive (loss)/income attributable to non-redeemable non-controlling interest	(123)	(283)	1,736	252
Comprehensive (loss)/income attributable to ordinary shareholders of Secoo Holding Limited	(104,506)	215,824	150,764	21,928

Net (loss)/income per Class A and Class B Ordinary share
—Basic	(89.06)	(5.55)	6.02	0.88
—Diluted	(89.06)	(5.55)	5.80	0.84
Weighted average number of Class A and Class B Ordinary shares outstanding used in computing net (loss)/income per share
—Basic	7,189,933	12,500,821	25,235,404	25,235,404
—Diluted	7,189,933	12,500,821	26,182,922	26,182,922

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Treasury Stock		Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income/ (loss)	Total shareholder’s (deficit)/ equity	Non-redeemable non-controlling interest	Total (deficit)/ equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2016	7,500,000	47	—	—	—	—	—	(735,295)	(27,019)	(762,267)	—	(762,267)
Net loss for the year	—	—	—	—	—	—	—	(44,453)	—	(44,453)	(38)	(44,491)
Capital contributed by non-redeemable non-controlling interest	—	—	—	—	—	—	12,240	—	—	12,240	2,160	14,400
Share-based compensation resulting from vesting of Founders’ restricted shares	—	—	—	—	—	—	249	—	—	249	—	249
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(164)	—	(164)	—	(164)
Redeemable Convertible Preferred Shares redemption value accretion	—	—	—	—	—	—	(12,489)	(583,253)	—	(595,742)	—	(595,742)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(60,053)	(60,053)	(85)	(60,138)
Balance as of December 31, 2016	7,500,000	47	—	—	—	—	—	(1,363,165)	(87,072)	(1,450,190)	2,037	(1,448,153)
Net income for the year	—	—	—	—	—	—	—	134,056	—	134,056	(349)	133,707
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of issuance cost	5,403,846	36	—	—	—	—	862,125	—	—	862,161	—	862,161
Re-designating Class A ordinary shares to Class B ordinary shares	(6,571,429)	(41)	6,571,429	41	—	—	—	—	—		—	—
Conversion of preferred shares to Class A ordinary shares	12,735,807	84	—	—	—	—	1,855,185	—	—	1,855,269	—	1,855,269
Share-based compensation	—	—	—	—	—	—	46,077	—	—	46,077	—	46,077
Repurchase of Class A ordinary shares	—	—	—	—	(359,595)	(42,606)	—	—	—	(42,606)	—	(42,606)
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(798)	—	(798)	—	(798)
Redeemable Convertible Preferred Shares redemption value accretion	—	—	—	—	—	—	—	(202,679)	—	(202,679)	—	(202,679)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	81,768	81,768	66	81,834
Balance as of December 31, 2017	19,068,224	126	6,571,429	41	(359,595)	(42,606)	2,763,387	(1,432,586)	(5,304)	1,283,058	1,754	1,284,812
Net income for the year	—	—	—	—	—	—	—	151,833	—	151,833	1,712	153,545
Share-based compensation	—	—	—	—	—	—	23,675	—	—	23,675	—	23,675
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	17,071	17,071
Repurchase of Class A ordinary shares	—	—	—	—	(157,859)	(28,412)	—	—	—	(28,412)	—	(28,412)
Beneficial conversion feature on convertible note (Note 13)	—	—	—	—	—	—	44,072	—	—	44,072	—	44,072
Issuance of warrant (Note 13)							8,208			8,208		8,208
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(1,069)	(1,069)	24	(1,045)

Balance as of December 31, 2018	19,068,224	126	6,571,429	41	(517,454)	(71,018)	2,839,342	(1,280,753)	(6,373)	1,481,365	20,561	1,501,926

US$ (Note 2(e))	19,068,224	19	6,571,429	6	(517,454)	(10,329)	412,965	(186,278)	(927)	215,456	2,991	218,447

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2016(As adjusted, see note 2 (h))	2017(As adjusted, see note 2 (h))	2018
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net (loss)/income	(44,573)	133,409	155,546	22,623
Adjustments to reconcile net (loss) income to net cash used in operating activities
Share-based compensation	249	46,077	23,675	3,443
Inventory write-down	3,584	1,328	9,018	1,312
Depreciation and amortization expenses	13,388	13,424	18,233	2,652
Loss on disposal of property and equipment	1,204	1,540	166	24
Foreign currency exchange loss/(gain)	11,330	(3,154)	6,013	875
Deferred tax benefits	—	(43,981)	(7,291)	(1,060)
Share of loss on investment in equity investees	—	—	141	21
Fair value change of assets remeasured at fair value	—	—	(1,891)	(275)
Amortization of issuance costs of convertible note	—	—	165	24
Changes in operating assets and liabilities:
Accounts receivable	(13,474)	(33,218)	(60,155)	(8,749)
Inventories	(277,139)	(439,110)	(519,493)	(75,557)
Advance to suppliers	11,039	(48,908)	(375,011)	(54,543)
Amount due from related parties	—	(38)	(13,246)	(1,927)
Amount due to related parties	—	1,173	(821)	(119)
Prepayments and other assets	(7,409)	(8,943)	(99,589)	(14,485)
Accounts payable	(15,857)	43,785	175,716	25,557
Advance from customers	3,421	26,835	(3,630)	(528)
Accrued expenses and other liabilities	60,914	125,727	(9,435)	(1,372)
Deferred revenue	2,655	6,543	50,427	7,334
Net cash used in operating activities	(250,668)	(177,511)	(651,462)	(94,750)

Cash flows from investing activities:
Cash received from disposal of property and equipment	—	45	398	58
Purchase of property and equipment	(11,666)	(19,308)	(44,750)	(6,509)
Acquisition of investment in equity investees			(3,000)	(436)
Cash acquired from acquisition of subsidiaries			4,600	669
Purchase of equity security and put option (Note 6)			(31,393)	(4,566)
Proceeds from maturity of time deposits			292,318	42,516
Purchase of time deposits	—	(292,318)	(68,632)	(9,982)
Issuance of loan to supplier	—	—	(3,439)	(500)
Net cash (used in) / provided by investing activities	(11,666)	(311,581)	146,102	21,250

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share data)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares upon IPO, net of issuance cost	—	862,161	—	—
Capital contribution from non-redeemable non-controlling interest	14,400	—	—	—
Capital contribution from redeemable non-controlling interest	5,000	—	—	—
Repurchase of Class A ordinary shares	—	(40,677)	(30,341)	(4,413)
Repayment to related parties	(321)	(1,025)	(4,562)	(664)
Borrowing from related parties	—	—	4,480	652
Proceeds from short-term borrowings	50,000	115,676	180,000	26,180
Proceeds from long-term borrowings	—	124,324	30,000	4,363
Repayment of short-term borrowings	(25,974)	(204,611)	(150,000)	(21,817)
Repayment of Long-term borrowings			(161,065)	(23,426)
Proceeds from other borrowings	5,285	123,409	35,410	5,150
Repayment for other borrowings	(4,121)	(57,200)	(101,619)	(14,780)
Proceeds from issuance of convertible note			1,195,478	173,875
Payment of issuance cost for convertible note			(1,833)	(267)
Net cash provided by financing activities	44,269	922,057	995,948	144,853

Net (decrease) /increase in Cash and Restricted cash	(218,065)	432,965	490,588	71,353
Cash and Restricted cash at the beginning of the year	440,414	211,347	632,439	91,984

Effect of exchange rate changes on Cash and Restricted cash	(11,002)	(11,873)	3,380	492

Cash and Restricted cash at the end of the year	211,347	632,439	1,126,407	163,829

Supplemental information
Interest paid	3,136	10,796	13,460	1,958
Income tax paid	—	777	15,458	2,248
Accrual for purchase of property and equipment	2,121	1,313	—	—
Receivable from disposal of property and equipment	—	15	—	—
Accrual for repurchase of ordinary shares	—	1,929	—	—
Accrual for business acquisition (Note 5)	—	—	15,996	2,327

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share data)

The following table provides a reconciliation of cash and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash	55,555	453,425	1,034,385	150,445
Restricted cash, current	155,792	55,214	89,222	12,977
Restricted cash, noncurrent	—	123,800	2,800	407
Total Cash and Restricted cash	211,347	632,439	1,126,407	163,829

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

Variable interest entities

The Group operates its website in the PRC through Beijing Secoo Trading Ltd. (“Beijing Secoo”), a limited liability company established under the laws of the PRC on April 30, 2009, and Beijing Wo Mai Wo Pai Auction Co., Ltd (‘‘Beijing Auction’’), a limited liability company established under the laws of the PRC on September 15, 2014. Beijing Secoo holds the necessary PRC operating licenses for the online business, and Beijing Auction holds the necessary PRC operating license for the auction business. The equity interests of Beijing Secoo and Beijing Auction (collectively referred to as the ‘‘VIEs’’) are legally held by individuals who act as nominee equity holders of the VIEs on behalf of Kutianxia (Beijing) Information Technology Ltd. (“Kutianxia”), the Company’s indirectly wholly-owned subsidiary in the PRC. Beijing Secoo entered into a series of contractual agreements with Kutianxia and its legal shareholders, including Powers of Attorney, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Option to Purchase Agreements, and an Exclusive Option to Purchase Intellectual Properties Agreement (collectively, the “Beijing Secoo VIE Agreements”). Beijing Auction entered into a series of contractual agreements with Kutianxia and its legal shareholders, including Powers of Attorney, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Option to Purchase Agreements and Loan Agreements (collectively, the “Beijing Auction VIE Agreements’’, and together with the Beijing Secoo VIE Agreements, the “VIE Agreements”).

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

The equity interests of VIEs are legally held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as nominee equity holders on behalf of the Group. Mr. Richard Rixue Li and Ms. Zhaohui Huang are also directors of the Group. Mr. Richard Rixue Li and Ms. Zhaohui Huang each holds 87.6% and 0.4% of the total voting rights of the Company as of December 31, 2018, respectively, assuming the exercise of all outstanding options held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as of such date. The Group cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Group or such conflicts will be resolved in the Group’s favor. Currently, the Group does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Group, except that Kutianxia could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIEs to a PRC entity or individual designated by the Group. The Group relies on the nominee equity holders, who are both the Group’s directors and who owe a fiduciary duty to the Group, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the Group and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Group and the nominee equity holders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of the Group’s business and subject the Group to substantial uncertainty as to the outcome of any such legal proceedings.

There is no VIE in which the Group has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to the VIEs.

The following consolidated assets and liabilities information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2017 and 2018, and consolidated operating results and cash flows information for the years ended December 31, 2016, 2017 and 2018, have been included in the accompanying consolidated financial statements:

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

	As of December 31,
	2017	2018
	RMB	RMB

Cash	116,222	543,525

Accounts receivable	54,093	119,563
Inventories	1,178,507	1,661,056
Advances to suppliers	4,815	329,741
Prepayments and other current assets	15,463	103,056
Amounts due from related parties	20	12,898
Total current assets	1,369,120	2,769,839

Restricted cash	—	2,800
Investment in equity investee	—	2,859
Property and equipment, net	28,941	41,758
Intangible Assets, net	—	12,267
Goodwill	—	20,413
Other non-current assets	3,500	5,188
Deferred tax assets	18,654	35,029
Total assets	1,420,215	2,890,153

Short-term borrowings and current portion of long-term borrowings	177,274	134,324
Accounts payable	262,576	384,280
Amount due to the Company and subsidiaries*	531,867	1,882,797
Amount due to related parties	2,451	1,561
Advances from customers	67,604	63,684
Accrued expenses and other current liabilities	313,574	278,160
Deferred revenue	12,051	62,372
Total current liabilities	1,367,397	2,807,178

Long-term borrowings, excluding current portion	124,324	—
Long-term liabilities	—	14,240
Total liabilities	1,491,721	2,821,418

*Amounts due to the Company and subsidiaries represent the amounts due to Secoo Holding Limited and its subsidiaries, which are eliminated upon consolidation.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Total revenues	2,378,837	3,504,055	4,996,168
Net (loss)/income	(10,160)	169,851	103,438
Net cash used in operating activities	(98,799)	(19,779)	(714,718)
Net cash used in investing activities	(5,845)	(11,996)	(38,342)
Net cash provided by financing activities	55,000	101,599	1,183,163
Net (decrease)/ increase in Cash, restricted cash	(49,644)	69,824	430,103
Cash and restricted cash at the beginning of the year	96,042	46,398	116,222
Cash and restricted cash at the end of the year	46,398	116,222	546,325

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

(c)          Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the standalone selling prices of performance obligations of revenue contracts, sales returns, fair value of put option, useful life of long-lived assets, recoverability of the carrying value of goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations, inventory write-downs for excess and obsolete inventories, realization of deferred income tax assets, share-based compensation, fair value of convertible note and warrant, and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange (losses)/gains in the Consolidated Statements of Comprehensive Income (Loss).

The financial statements of the non-PRC Group’s entities are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current periods are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the Consolidated Statements of Comprehensive Income (Loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the Consolidated Statements of Shareholders’ Equity.

(e)          Convenience Translation

Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

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

(g)         Cash and Time Deposits

Cash consists of cash on hand, cash at bank and time deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Time deposit represents demand deposits placed with banks with original maturities of more than three months but less than one year.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(h)         Restricted Cash

Restricted cash is an amount of cash deposited with a bank in conjunction with a borrowing from the bank and letter of guarantee. Restriction on the use of such cash and the interest earned thereon is imposed by the bank and remains effective throughout the term of the bank borrowing. The cash restricted for use longer than one year is classified as non-current assets in the Consolidated Balance Sheets.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). According to the ASU, the amounts generally described as restricted cash are included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the Consolidated statements of Cash Flows using a retrospective transition method to each period. As a result of the adoption of ASU 2016-18, the Consolidated statement of Cash Flows was retrospectively adjusted by excluding the increase of restricted cash of nil and RMB492 from cash flows from operating activities, and the decrease of nil and RMB23,714 from cash flows from financing activities for the year ended December 31, 2016 and December 31, 2017.

(i)            Investment in equity security

The Company’s investment in equity security includes equity security with readily determinable fair values. Equity security with readily determinable fair values is measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement.

On January 1, 2018, the Company adopted new financial instruments accounting standard ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. With the adoption of the new standard, the Company recorded the changes in fair value for investment in equity security measured at fair value in the Consolidated Statements of Comprehensive Income (Loss). The adoption of new standard did not impact retained earnings as of January 1, 2018.

(j)            Accounts Receivable

Accounts receivable mainly represent amounts due from customers and installment payment by end customers with payment period within one year. Accounts receivables are recorded net of an allowance for doubtful accounts, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. No allowance for accounts receivable was provided as of December 31, 2017 and 2018 as the Company believes that it is probable the accounts receivable will be fully collected.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(k)         Inventories

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

(l)            Property and Equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value (estimated at 5% of cost) over their estimated useful lives on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the period of the lease or their estimated useful lives, if shorter. The estimated useful lives are as follows:

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

(m)     Investment in equity investees

Investment in equity investees represents the Group’s investments in privately held companies. The Group applies the equity method of accounting to account for an equity investment, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in Other income/(expenses) in the Consolidated Statements of Comprehensive Income (Loss).

The Group continually reviews its investment in equity investees to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(n)         Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(o)         Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2016, 2017 and 2018.

(p)         Value Added Taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of second-hand merchandise purchased from individual vendors is subject to VAT at the concession rate of 2% or 3% depending on the sales term. Revenue from sales of brand new merchandise purchased from entities is generally subject to VAT at the rate of 17% prior to May 1, 2018 and 16% since May 1, 2018. Service revenue is subject to VAT at the rate of 6%. The VAT balance is recorded in Accrued Expenses and Other Current Liabilities in the Consolidated Balance Sheets.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(q)         Fair Value

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

Short-term financial assets and liabilities of the Group primarily consist of cash, time deposits, restricted cash, investment in equity security, accounts receivable, advances to suppliers, prepayments and other current assets, short-term borrowings, accounts payable, amount due to Founder, advance from customers, accrued expenses and other current liabilities. As of December 31, 2017 and 2018, except for investment in equity security and put option within the prepayments and other current assets account, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments. The Group reports investment in equity security at fair value and discloses the fair value of the investment based on level 1 in Note 4. The Group reports put option at fair value and discloses the fair value of the investment based on level 3 in Note 4.

Long-term financial asset of the Group is restricted cash recognized in non-current assets. As of December 31, 2017 and 2018, the carrying values of restricted cash recognized in non-current assets approximated to their fair values as the interest rates approximate the rates in the market.

Long-term financial liabilities of the Group is long-term loans and convertible note. As of December 31, 2017 and 2018, the carrying values of long-term loans approximated to their fair values as the interest rates of the Group’s long-term loans approximate the rates currently offered by the banks for similar loans. The convertible note was initially recognized based on the relative fair value of the convertible note and warrant and subsequently measured at amortized cost using effective interest rate. The estimated fair values of the convertible note based on a market approach were approximately US$190,122 (equivalent to RMB1,307,184) as of December 31, 2018, respectively, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the estimated fair value of the convertible note, the Company used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative from convertible note was nil as of December 31, 2018.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(r)          Revenue

Revenues are generated primarily from merchandise sales, marketplace services and other services.

Periods prior to January 1, 2018

Prior to January 1, 2018, revenues are recognized when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

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

Period commencing January 1, 2018

Since the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) starting from January 1, 2018, the Company recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties. The adoption of new revenue standard did not impact retained earnings as of January 1, 2018. The Group has updated significant accounting policies and relevant disclosures hereinafter.

To achieve that core principle, the Group applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Revenue recognition policies for each type of revenue steam are as follows:

Merchandise Sales

The Group presents the revenue generated from its sales of merchandise on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Group also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers. Consideration from merchandise sales is recorded net of value-added tax, discounts and return allowances. Return allowances which reduce revenue, are estimated based utilizing the most likely amount method based on historical data and updated at the end of each reporting period.

With respect to considerations from merchandise sales, the Group allocates proceeds from merchandise sales among sales of the products, customer loyalty program benefits and coupons with material rights based on relative standalone selling price. Proceeds allocated to sales of goods are recognized as revenue from merchandise sales when the receipt of merchandise is confirmed by the customer, which is the point that the control of the merchandise is transferred to the customer. Proceeds allocated to customer loyalty program benefits and coupons are recorded as Deferred revenues.

The Group utilizes delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products and are recorded as fulfillment expenses.

Marketplace and other services

With respect to the marketplace service revenue, the Group does not consider it controls the products before they are transferred to the customer or have the ability to direct the use of the goods and obtain substantially all of their benefits. The Group bears no physical and general inventory risk and has no discretion in establishing price, so it has determined that revenue from its sales of products under these arrangements are marketplace service fees in nature. Revenue is recognized when the Group has fulfilled its selling performance obligations on behalf of the principal in the transaction, which is when the products are accepted by the customer.

The Group recognizes other service revenue when the services are rendered.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Contract balances

The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liability (i.e. deferred revenue). Accounts receivable are recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the combined statements of cash flows.

The Group collects cash from end customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. The cash collected from the customer before the Company has transferred products or provided services, is initially recorded in Deferred revenue (a contract liability) in the Consolidated Balance Sheets and subsequently recognized as revenue when the receipt of merchandise is confirmed by the customers, which is the point that the control of the merchandise is transferred to the customer.

Advance from customers

Under marketplace revenue, the Group collects full amount from end customers and only records the net commission fee as revenue at the point of customer acceptance. The amounts that the Group collected in excess of the net commission fee are recorded under Advance from customers account in the Group’s Consolidated Balance Sheets.

(s)                        Customer Loyalty Program

Customers earn loyalty program points from qualified purchases from the Group. The loyalty program points may be redeemed and applied for payment for future purchases from the Group. The loyalty program points would be expired on December 31 of the following year after they are awarded, and are redeemable for a maximum of 30% on the customers’ future purchase amounts. Loyalty program points are considered a separate performance obligation in a merchandise sales arrangement. A portion of the sales price is allocated to this revenue generating unit using its relative standalone selling price, and such amount is accounted for as Deferred revenue in the Consolidated Balance Sheets. Deferred revenue is recognized as merchandise revenue at the time the customer redeems the loyalty program points in a future purchase, or when the Group is legally released from its obligation. The Company estimates the value of the future redemption patterns, including an estimate of the breakage for points that members will never redeem. The Company reviews the estimated value of points at least annually based upon the latest available information regarding redemption and expiration patterns.

The Group gives out coupons in promotion events or at the time a customer signs up as a registered member. Customers may enjoy certain discount or price reduction on a future purchase from the Group upon satisfying the conditions stipulated in such coupons. The coupons granted can be categorized into 1) coupons granted concurrent with a revenue transaction and 2) coupons granted not concurrent with a revenue transaction. When the coupon is granted concurrent with a revenue transaction, the Group determine whether the coupon represents a material right of the current transaction. If the coupon represents a material right, the transaction price is allocated between merchandise sale and the coupon based on the estimated standalone selling price taking into consideration the coupon’s forfeiture rate. If the coupon does not represent a material right, it is recognized as a reduction of revenue when they are applied in the future sales. When the coupon is not granted concurrent with a revenue transaction, the Company assesses whether the coupons were granted in exchange for a distinct service at fair value. The amount of coupons with material rights recognized as Deferred revenue were insignificant as of December 31, 2017 and 2018, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(t)            Cost of Revenues

Cost of revenues consists of cost of merchandise sold and inventory write-down, repair and maintenance staff payroll and related equipment depreciation. Payment processing, packaging material and product delivery costs are classified as fulfillment expenses in the Consolidated Statements of Comprehensive Income (Loss).

(u)         Fulfillment Expenses

Fulfillment expenses represent packaging material costs and those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; collecting payments from customers and responding to inquiries from customers. Fulfillment expenses also include amounts payable to third parties that assist the Group in payment collections and product deliveries. Shipping costs included in fulfillment expenses were RMB28,206, RMB32,277 and RMB47,041 for the years ended December 31, 2016, 2017 and 2018, respectively.

(v)         Marketing Expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB113,663, RMB111,154 and RMB191,501 for the years ended December 31, 2016, 2017 and 2018, respectively.

(w)       Technology and Content Development Expenses

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

(x)         General and Administrative Expenses

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

(y)         Share-based Compensation

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

Share-based awards granted to the employees before the Group’s IPO are subject to service and performance conditions, and are measured at the grant date fair value of the awards  using the graded vesting method, net of estimated forfeitures, if and when the Company considers that it is probable that the performance condition will be achieved. Share-based awards granted to the employees after the Group’s IPO are subject to service conditions, and are measured at the grant date fair value of the awards using straight line method, net of estimated forfeitures.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(z)          Employee Benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. For its employees in the PRC, the Group has participated in defined contribution benefit plans and social insurance plans organized by the relevant local governmental authorities. For its employee in Hong Kong, the Group participates in the mandatory provident fund scheme with contributions calculated in accordance with the provisions under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong).The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social benefits included as expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss) amounted to RMB33,980, RMB32,606 and RMB54,257 for the years ended December 31, 2016, 2017 and 2018, respectively.

(aa)  Subsidy income

Subsidy income represent amounts granted by local government authorities as an incentive for companies to promote and develop. Subsidy income received by the Group were nonrefundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized in Other income/(expenses) amounted to nil, RMB4,148 and RMB27,952 in the Company’s Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2016, 2017 and 2018, respectively.

(bb)  Income Tax

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

The Group applies a ‘‘more likely than not’’ recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is ‘‘more likely than not’’ to prevail based on the facts and technical merits of the position. Tax positions that meet the ‘‘more likely than not’’ recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(cc)    Leases

A lease is classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating leases are charged to the Consolidated Statements of Comprehensive Income (Loss) on a straight-line basis over the lease term. The Group had no capital leases as of December 31, 2017 and 2018.

(dd)  Earnings (Loss) per Share

Basic earnings (loss) per Class A and Class B share is computed by dividing net income/(loss) attributable to holders of Class A and Class B ordinary shares, considering the accretions to redemption value of the preferred shares and accretions to redemption value of the redeemable non-controlling interest, by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between Class A and Class B ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to Class A and Class B ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares and accretion related to redeemable non-controlling interest, if any, by the weighted average number of Class A and Class B ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible note, exercise of the warrant using the if-converted method, unvested restricted shares and Class A ordinary shares issuable upon the exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ee)    Treasury Stock

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

(ff)      Segment Reporting

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

(gg)  Statutory Reserves

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

For the years ended December 31, 2016, 2017 and 2018, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and no appropriation was made to the statutory surplus fund by the Group’s PRC VIEs and VIEs’ subsidiaries as these PRC companies were still in accumulated losses . In addition, these PRC companies had not made any appropriation to discretionary funds.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(hh)  Recently issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard is effective for public business entities for annual periods beginning after December 15, 2018, and interim periods therein. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company will adopt the new standard on January 1, 2019 and plan to use the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. The Company plans to elect the ‘package of practical expedients’, which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

While the Company continues to assess all of the effects of adoption, the Company expected that this standard will have a material effect on the combined balance sheet. Leases currently designated as operating leases in Note 24, “Commitments and Contingencies,” will be reported on the Consolidated Balance Sheets upon adoption at their net present value, which will increase total assets and liabilities. The Company plans to use its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments. The incremental borrowing rate will be determined using the U.S. Treasury rate adjusted to account for the Company’s credit rating and the collateralized nature of operating leases. The Group estimates approximately RMB45,000 to RMB46,000 would be recognized as total right-of-use assets and total lease liabilities on our Consolidated Balance Sheets as of January 1, 2019. Other than disclosed, the Company do not expect the new standard to have a material impact on its remaining consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for the Company from calendar 2020, with early adoption permitted for calendar 2019. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.  To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test.  Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.  An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition.  A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.  Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

3.         Concentration and Risk

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2016, 2017 and 2018.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash, restricted cash and accounts receivable. As of December 31, 2017 and 2018, substantial all of the Group’s cash and restricted cash were held by reputable financial institutions located in the PRC and Hong Kong which management believes are of high credit quality and financially sound based on public available information.

The majority of the customers are required to pay in full before or upon taking delivery of the merchandise either through the online payment processing financial institutions or companies or the Group’s appointed cash collection delivery companies. To a lesser extent, a portion of the customers pay by installments within a period from 3 to 12 months. Accounts receivable are receivables from the customers and installment receivable from end customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on these collection agents and customers and its ongoing monitoring process of their outstanding balances. Although accounts receivable are generally unsecured, the Group considers the credit risk of accounts receivable is low.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash denominated in RMB are subject to such government controls and amounted to RMB166,076 and RMB526,009 as of December 31, 2017 and 2018. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the ‘‘PBOC’’). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Interest rate risk

The Group’s short-term borrowings and long-term borrowing bear interests at fixed rates. If the Group were to renew these loans, the Group might be subject to interest rate risk.

4.         Fair Value Measurement

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company measured its investment in equity security, put option and contingent consideration at fair value on a recurring basis as of December 31, 2018.

Investment in equity security includes the investments that was traded publicly in the open market and were valued based on the quoted market price and were classified as Level 1.

The put option represents the put option granted by the selling shareholder of a Singapore listed company associated with the Company’s investment in the equity security of the Singapore listed company in 2018. The fair value of the financial instrument is included in the prepayments and other current assets in the Company’s Consolidated Balance Sheets. Pursuant to the option agreement, the Company has the right to request the grantor to repurchase all of the Company’s equity investments of this Singapore listed company (see note 6) at the original purchase price, plus annualized interest of 7.5%. The put option is measured at fair value. In April 17, 2019, the Company exercised the put option.

The contingent consideration liability for the acquisition of Wang Pok (see note 5) is classified within Level 3 as the fair value is measured based on the inputs linked to the achievement of the performance targets that are unobservable in the market.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Description	Fair value at December 31, 2018	Level 1	Level 2	Level 3
Investment in equity security (note 6)	26,032	26,032	—	—
Put option (note 4)	7,898	—	—	7,898
Contingent consideration (note 5)	(15,869)	—	—	(15,869)

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

	Put option	Contingent consideration
Balance as of December 31, 2017	—	—
Initial recognition	5,496	(15,974)
Earnings for the period	2,402	105
Balance as of December 31, 2018	7,898	(15,869)

The put option was valued using the Black-Scholes pricing model at the reporting date. The calculation was based on the exercise price, annual risk free rate of 5.25%, dividend yield of 0% and volatility of 41.0%.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company measures its property and equipment, intangible assets, goodwill and investment in equity investees, at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. No such impairment was recognized in the years ended December 31, 2016, 2017 and 2018.

5.         Business Acquisition

In 2018, the Company acquired 51% equity interest of Beijing Xuri Travel (“Xuri”) and 100% equity interest of Beijing Guanda Travel (“Guanda”). Both entities are engaged in inbound and outbound tourism business. The total considerations for these two acquisitions amounted to RMB3,400, which was paid in cash during 2018.

In October 2018, The Company entered into a share purchase agreement to acquire 51% equity interest of Wang Pok Timepieces Limited (“Wang Pok”). The total consideration is HKD25,500 (equivalent to RMB22,636). Wang Pok engages in trading of watches and accessories. The consideration will be payable by the instalments as: (i) first payment totaling HKD2,550 (equivalent to RMB2,264) upon the closing of acquisition; (ii) 3-year instalments up to HKD22,950(equivalent to RMB20,372), which are subject to achievement of future financial performance targets of the Wang Pok indicated in the share purchase agreement. As of acquisition dare, the total fair value of the considerations for this acquisition amounted to RMB18,238, of which RMB2,264 was paid in 2018, and contingent consideration with a fair value amounting to RMB15,974 which is recorded at RMB3,686 and RMB12,288 in Accrued expenses and other current liabilities and Long-term liabilities in the Consolidated Balance Sheets, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

All the three acquisitions were using the acquisition method of accounting. Accordingly, the acquired assets and liabilities acquired were recorded at their fair value at the date of acquisition. The purchase price allocation was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Subsequent to the date of the Wang Pok acquisition, the Company re-measured the estimated fair values of the contingent consideration at each reporting date. For the year ended December 31, 2018, the Company recorded nil in changes in fair value of contingent consideration in the Company’s Consolidated Statements of Comprehensive Income (Loss) as a result of the Company’s re-measurement of the estimated fair value of the contingent consideration at the reporting date.

The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total cash consideration, fair value of contingent consideration plus the fair value of non-controlling interest over the fair value of the net identifiable assets acquired was recorded as goodwill which is not amortized and not tax deductible. The Company recorded RMB20,413 of goodwill from the above business acquisitions. The acquisitions were not material to the consolidated financial statements for the year ended December 31, 2018, as such pro forma results of operations are not presented. Goodwill resulted from the above acquisition was assigned to one single reporting unit.

6.         Investment in equity security

In March 2018, the Company subscribed for 8,000,000 of the ordinary shares of a Singapore listed company for a total consideration of approximately USD5,000 (equivalent to RMB31,393) upon its initial public offering. The Company accounted for the investment in equity security at fair value with subsequent fair value changes recorded in Consolidated Statements of Comprehensive Income (Loss). The fair value of the investment is determined based on the closing market price for the shares at the end of each reporting period. The related unrealized loss recognized in 2018 was RMB511, and was included in Other income/(expenses) in the Consolidated Statements of Comprehensive Income (Loss).

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

7.         Inventories

As of December 31, 2017 and 2018, inventories represented products, of which amounting to RMB250,889, were pledged to a domestic bank for bank loans (see note 12 and note 13).

8.         Prepayments and Other Current Assets

	As of December 31,
	2017	2018
	RMB	RMB
Receivable from third-party payment platform	—	59,137
Deposits	6,275	16,282
Prepaid expense	3,888	21,454
Subsidy receivable	—	6,922
Staff advances	3,560	5,332
Others	9,220	24,424
Prepayments and Other Current Assets	22,943	133,551

9.         Property and Equipment, net

	As of December 31,
	2017	2018
	RMB	RMB
Electronic equipment	32,324	56,000
Transportation equipment	4,625	5,327
Office equipment	9,493	10,459
Leasehold improvements	40,092	44,036
Total Property and Equipment	86,534	115,822
Less: Accumulated depreciation	(45,741)	(59,124)
Total Property and Equipment, net	40,793	56,698

Depreciation expenses were RMB13,388, RMB13,424 and RMB17,883 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, property and equipment amounting to RMB11,753 and RMB14,122, respectively, were pledged to a domestic bank for bank loans (see note 12 and note 13).

10.  Intangible assets, net

Intangible assets mainly consists of customer relationship. Customer relationship is generated from business combination in 2018, representing the customer lists of the subsidiary. Customer relationship is recorded at fair value at acquisition date, and amortized on a straight-line basis over the estimated useful life of 6 years. Management reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in a manner similar to that for property and equipment. No impairment losses related to intangible assets were recognized in the year ended December 31, 2018.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Net definite-lived intangible assets at December 31, 2018 consists of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Life
	RMB	RMB	RMB	Year
Customer relationship	12,617	(350)	12,267	6

Amortization expenses for intangible assets were RMB350 for the year ended December 31, 2018.

As of December 31, 2018, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the Year Ending December 31,
	2019	2020	2021	2022	2023 and thereafter
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	2,100	2,100	2,100	2,100	3,867

11.  Other Non-current Assets

	As of December 31,
	2017	2018
	RMB	RMB
Rental and other deposits	3,955	3,217
Other prepayments	3,955	12,950
Others	175	2,863
Other Non-current Assets	8,085	19,030

12.  Short-term Borrowings and Current Portion of Long-term Borrowings

	As of December 31,
	2017	2018
	RMB	RMB
Bank loans	100,000	130,000
Other borrowings	66,209	—
Current portion of long-term borrowings (Note 13)	11,065	4,324
	177,274	134,324

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

In May 2017, the subsidiary entered into an amendment to the facility agreement with SPD Silicon Valley Bank Co., Ltd (“SPD”). Pursuant to the amendment, the facility in the amount of RMB50,000 was extended for one year with an interest rate of 7.35% per annum and matured in May 2018. In May 2018, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD to extend the facility to August 2018. In August 2018, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD to extend the facility for one year. In addition, RMB250,899 of inventories and RMB14,122 of equipment in 2018 compared to RMB250,899 of inventories and RMB11,753 of equipment in 2017 were pledged to SPD as collateral and a guarantee provided by the Company’s wholly-owned subsidiary in HK and the Company. Both of the original facility and amended facility agreements contain certain financial and nonfinancial covenants. As of December 31, 2017 and 2018, the Group met the financial covenants. As of December 31, 2017 and 2018, the outstanding balances of the short-term of the facilities were both RMB50,000.

In May 2017, a subsidiary of the Company’s VIE entered into a short-term borrowing agreement to borrow RMB45,000 from a non-financial institution at an interest rate of 9.35% per annum. The borrowing is payable in five monthly instalments starting in May 2017. The borrowing is guaranteed by the Company’s VIE. In August 2017, the agreement was extended to 2018. During 2017, RMB14,000 was repaid and RMB31,000 was outstanding as of December 31, 2017. The remaining balance was paid off in April 2018.

In December 2017, a subsidiary of the Group entered into loan agreement with Shanghai Pudong Development Bank Co., Ltd. to finance its working capital. The loan amounts was RMB50,000 with an interest rate of 4.35% per annum and a maturity term of one year. A restricted cash deposit of RMB55,214 was deposited to the bank for this borrowing. The loan was repaid in December 2018 and the cash deposit amounting to RMB55,214 became unrestricted following the loan settlement.

During 2017, one of the Group’s subsidiaries entered into an agreement with third party non-financial institution that permits the subsidiary to borrow short-term borrowings at the interest rates from 9% to 10%. For the year ended December 31, 2017, the Company borrowed RMB78,409 under this agreement, among which, RMB35,209 was outstanding as of December 31, 2017 with the accounts receivable of RMB35,209 pledged to the third party as collateral. In February 2018, the subsidiary repaid RMB35,209. During 2018, the subsidiary entered into two more agreements with the third party non-financial institution that permits the subsidiary to borrow short-term borrowings at the interest rates of 10%. The subsidiary received RMB15,000 and RMB20,410 in June 2018 and August 2018, respectively. The accounts receivables of RMB15,000 and RMB20,410 were pledged to the third party as collaterals, the subsidiary repaid this borrowing in August 2018 and October 2018, respectively. No balance is outstanding as of December 31, 2018.

In December 2018, a subsidiary of the Group entered into loan agreement with Shanghai Pudong Development Bank Co., Ltd. and borrowed RMB80,000 with an interest rate of 4.35% per annum, a maturing term of one year. A restricted cash deposit of RMB89,222 was deposited to the bank for this borrowing.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

13.  Long-term Borrowings, excluding Current Portion

	As of December 31,
	2017	2018
	RMB	RMB
Convertible note	—	1,151,560
Long-term loans	135,389	4,324
Less: current portion (Note 12)	(11,065)	(4,324)
	124,324	1,151,560

Convertible note

In August 8, 2018, the Company signed the convertible note and warrant subscription agreement (the “Agreement”) with Great World Lux Pte. Ltd, pursuant to which the Company issued US$175 million convertible note (the “Note”) and warrant to Great World Lux Pte. Ltd on August 8, 2018.

The Note bears interest of 4% per annum, payable annually, and will mature on August 8, 2021 (“maturity date”) unless redeemed, repurchased or converted prior to such date.

The Note is convertible at the option of the holders at any time during the conversion period, which is defined as the period starting from the first anniversary of the issue date to the maturity Date. The conversion rate of the Note is US$26 per Class A shares, representing an initial conversion rate of 38.46 Class A Shares per US$1,000 principal amount of the Note, subject to the adjustments as described in the agreement.

The holders may require the Company to repurchase all or portion of the Notes for cash on August 8, 2021, or upon a fundamental change (the “contingent put option upon fundamental change”), at a repurchase price equal to 1) the outstanding principal amount, plus 2) accrued and unpaid interest, and plus 3) an additional amount that shall, provide the holder an internal rate of return of 8%. Additionally, pursuant to the agreement, if the EBITDA (as defined in the agreement) of the Company for the financial year ended on December 31, 2018, as determined based on the audited consolidated financial statements of the Company, is lower than US$40 million, the holder have the right to require the Company to repurchase all or portion of the Notes for cash at a repurchase price to provide the holder an internal rate of return of 12% (the “contingent put option upon performance failure”). As of December 31, 2018, the Company’s EBITDA (as defined in the agreement) exceeded the US$40 million requirement.

Pursuant to the Agreement, the holder of the warrant is entitled to purchase from the Company 500,000 ADS at an exercise price of US$18 per ADS.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception. Part I of this update addresses public entities that issue warrants, convertible debt or convertible preferred stock that contain down round features. This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company has early adopted ASU 2017-11, Accounting for Certain Financial Instruments with Down Round Features. ASU 2017-11 no longer requires the Company to consider down round features when determining whether its warrant and embedded conversion option is indexed to its own stock.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

The Company assessed the accounting on the convertible Note and the warrant under ASC 815 and concluded that:

•                  The warrant is freestanding financial instrument as it is legally detachable and separately exercisable. Further, the warrant is indexed to the Company’s own stock, and can only be settled by the physical delivery of shares, and no conditions exist in which net cash settlement could be forced upon the Company by August 8, 2021 in any other circumstances, therefore the warrant is equity classified;

•                  The embedded contingent put option upon fundamental change is clearly and closely related to the debt host contract and does not need to be separately account for.

•                  The embedded contingent put option upon performance failure is not clearly and closely related to the debt host contract and needs to be separately accounted for.

•                  The embedded conversion feature is indexed to the Company’s own stock, and can only be settled by the physical delivery of shares, and no conditions exist in which net cash settlement could be forced upon the Company by August 8, 2021 in any other circumstances, therefore the conversion feature does not need to be separately accounted for.

The proceeds of US$175,000 (equivalent to RMB1,195,478), net of issuance cost of US$300 (equivalent to RMB1,833), was allocated to the Note and the warrant based on the relative fair value as of August 8, 2018. Accordingly, the Company recorded the warrant of US$1,201 (RMB8,208). The Company considered that the possibility of performance failure is zero, therefore the fair value of the contingent put option upon the performance failure is nil on August 8, 2018. The Company measured the effective conversion price of the Note using its carrying value on August 8, 2018, and compared to the fair value of the Company’s common stock on that date. As the effective conversion price of the convertible note of US$25.82 is below the fair value of the Company’s common stock of US$26.78, the Company recognized a beneficial conversion feature of US$6,451 (RMB44,072).

The issuance cost was amortized as interest expense using the effective interest rate method through the maturity date of the Note. As of December 31, 2018, the principal amount was US$175,000 (equivalent to RMB1,201,060), unamortized debt discount and issuance cost was US$7,212 (equivalent to RMB49,500), and net carrying amount was US$167,788 (equivalent to RMB1,151,560). The effective interest rate was 9.45% for the Note. For the year ended December 31, 2018, the Company recognized interest expenses related to the Note of RMB43,090.

As of December 31, 2018, since the Company has met the EBITDA (as defined in the agreement) target, the fair value of the contingent put option upon the performance failure is zero.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Long term loans

Pursuant to the amended agreement with SPD stated in note 12, a subsidiary of the Group drew down RMB20,000 with a monthly payment from August 2017 to May 2019 at an interest rate of 6.75%. During 2017 and 2018, RMB4,611 and RMB 11,065 were repaid, respectively. As of December 31, 2017 and 2018, the subsidiary met the financial covenants. As of December 31, 2017, the outstanding balances of current portion and non-current portion of the facility were RMB11,065 and RMB4,324, respectively. As of December 31, 2018, the outstanding balances of current portion and non-current portion of the facility were RMB4,324 and nil, respectively.

In November 2017, a subsidiary of the Group entered into borrowing agreement with National Trust Co., Ltd (“NTC”) to finance its working capital. The facility amount was RMB150,000 with an interest rate of 3.38% per annum and a maturity term of two and a half years. A restricted cash deposits of RMB123,800 pledged by the subsidiary in Xiamen International Bank, which was a consignor of NTC in the borrowing agreement. As of December 31, 2017, the subsidiary received RMB120,000 from NTC for this borrowing. The remaining amount of the borrowing was received by the subsidiary in January 2018. In September 2018, the subsidiary repaid RMB150,000 and the cash deposits of RMB123,800 became unrestricted following the loan settlement.

As of December 31, 2018, the future principal payments for the Group’s long-term borrowings, including long-term loans and the convertible note will be due according to the following payment schedule:

Principal amounts
RMB
2019	4,324
2020	—
2021	1,201,060
Total	1,205,384

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

14.  Accrued Expenses and Other Current Liabilities

		As of December 31,
		2017	2018
		RMB	RMB
Interest payable	(i)	—	38,171
Accrual for salary, bonus and employee benefits		69,203	33,549
Advertising fees payable		45,859	55,574
Taxes payable		169,524	116,454
Office expenses		12,821	17,819
Deposits from merchants		12,789	17,522
Payables to noncontrolling shareholders		—	7,208
Others	(ii)	33,740	66,417
Accrued Expenses and Other Current Liabilities		343,936	352,714

(i)The balance mainly include the interest payable of convertible note (see Note 13).

(ii)Others mainly consist of professional fees payable, delivery cost payable and rent payable.

15.  Income Tax

a)             Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong.

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

The components of (loss)/income before income taxes are as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
The Cayman Islands	(11,880)	(14,109)	(42,287)
Hong Kong	(16,629)	14,951	59,675
PRC, excluding Hong Kong	(15,864)	103,864	178,551
Other	(200)	(2,822)	335
	(44,573)	101,884	196,274

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2018, the Company has not provided deferred tax liability on undistributed earnings of RMB111,689 generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB11,169.

The current and deferred portions of income tax expenses (benefits) included in the Consolidated Statements of Comprehensive Income (Loss), which were attributable to the Group’s PRC subsidiaries and VIE entities, are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current tax expenses	—	12,456	48,019
Deferred tax benefits	—	(43,981)	(7,291)
Income tax (benefits)/expenses	—	(31,525)	40,728

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Increase (decrease) in effective income tax rate resulting from
Entities not subject to income tax	(6.66)%	3.46%	5.39%
Tax rate differential	(3.19)%	(1.17)%	(2.60)%
Share-based compensation	(0.56)%	11.31%	3.01%
Non-deductive expense without tax invoice	6.72%	13.02%	0.76%
R&D surplus deduction	—	—	(7.78)%
Others	(1.50)%	1.89%	(5.50)%
Change in valuation allowance	(19.81)%	(84.45)%	2.47%
Effective tax rate	0%	(30.94)%	20.75%

b)             Deferred tax assets

	As of December 31,
	2017	2018
	RMB	RMB
Payroll and other accrued expenses	9,460	—
Inventory write-down	1,569	3,648
Net operating loss carry forwards	45,284	61,086
Advertisement expenses	2,667	1,135
Deferred revenue	—	5,196
Less: Valuation allowance	(14,999)	(19,851)
Total deferred tax assets	43,981	51,214

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

As of December 31, 2016, the Group incurred accumulated net operating losses. The management believes that it is more likely than not that the accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred tax assets as of December 31, 2016.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

The Group made profit for the year ended December 31, 2017 and 2018. As of December 31, 2017 and 2018, the valuation allowance of RMB14,999 and RMB19,851 was provided for the Company and some subsidiaries. For those entities, management believes that it is more likely than not that the accumulated net operating losses of those entities will not be utilized in the foreseeable future.

As of December 31, 2018, the Group had net operating loss carry forwards of approximately RMB166 attributable to the Hong Kong subsidiary, RMB262 attributable to the American subsidiary, RMB2,072 attributable to the Malaysia subsidiary, RMB1,332 attributable to the Italian subsidiary and of approximately RMB216,064 attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries. The loss carried forward by the Hong Kong, American, Malaysia and Italian subsidiaries can be carried forward to net against future taxable income without a time limit; while the loss carried forward by the PRC companies will expire during the period from year 2019 to year 2023.

The changes in valuation allowance for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at the beginning of the year	92,204	101,036	14,999
Additions	8,832	2,842	10,875
Reversals	—	(88,879)	(6,023)
Balance at the end of the year	101,036	14,999	19,851

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs for the years from 2014 to 2018 are open to examination by the PRC tax authorities.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.  Redeemable Convertible Preferred Shares

Redeemable convertible preferred shares consist of the following:

	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series D Preferred Shares	Series E Preferred Shares	Total
Balance as of January 1, 2016	52,517	57,904	155,106	118,535	306,098	389,779	1,079,939
Redemption value accretion	78,608	90,231	127,746	71,359	111,684	116,114	595,742
Foreign currency translation adjustment	3,594	3,962	10,603	8,093	20,901	26,618	73,771
Balance as of December 31, 2016	134,719	152,097	293,455	197,987	438,683	532,511	1,749,452
Redemption value accretion	26,356	29,619	60,289	40,164	57,988	(11,737)	202,679
Foreign currency translation adjustment	(7,651)	(8,632)	(16,763)	(11,297)	(24,341)	(28,178)	(96,862)
Conversion of preferred shares to ordinary shares	(153,424)	(173,084)	(336,981)	(226,854)	(472,330)	(492,596)	(1,855,269)
Balance as of December 31, 2017 and 2018	—	—	—	—	—	—	—

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

17.  Redeemable Non-controlling Interest

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance as of January 1		5,082	5,582
Capital contribution	5,000
(Loss) /gain	(82)	(298)	2,001
Accretion of redeemable non-controlling interest	164	798	—
Foreign currency translation adjustment, net of nil income taxes	—	—	4
Balance as of December 31	5,082	5,582	7,587

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

In October of 2016, a third party investor acquired 15% of the equity interest of the Company’s wholly owned PRC subsidiary at a consideration of RMB5,000. The newly issued shares could be redeemed by the non-controlling shareholder from the redemption start date (i.e. three years from the closing of the financing), the redemption value is equal to RMB5,000 plus 10% of interest and 15% of the net profit attributable to the PRC subsidiary if any for the period beginning October of 2016 to the date of redemption. The redeemable non-controlling interest was recorded outside of permanent equity on the Consolidated Balance Sheets and initially recorded at the carrying value of RMB5,000. The redeemable non-controlling interest is carried at the expected redemption value.

18.  Ordinary Shares

On September 22, 2017, the Group completed its initial public offering of 4,250,000 Class A ordinary shares, at a public offering price of US$26 per share. The net proceeds received were US$100,844 (or RMB664,464).

Concurrently upon the completion of the Company’s IPO, the Company issued 769,231 and 384,615 Class A ordinary shares to Gold Ease Global Limited and YTL Cayman Limited, respectively, in a private placement at a price of US$26 per share. Proceeds from such issuance of ordinary shares were USD30,000 (or RMB197,697),

Following the completion of the Group’s IPO, the Company’s authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law.

As of December 31, 2018, all Class B ordinary shares were held by the Chairman and CEO of the Group.

19.  Share Repurchase Program

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

During the year ended December 31, 2018, the Company repurchased 157,859 shares for US$4,149 (RMB28,412) on the open market, at a weighted average price of US$26.28 per share. The Company accounts for repurchased ordinary shares under the cost method and includes such cost as a component of the shareholders

20.  Share-based Compensation

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

All the restricted ordinary shares were vested as of December 31, 2016. The amounts of stock compensation expense in relation to the restricted ordinary shares recognized in the years ended December 31, 2016, 2017 and 2018 were RMB249, nil and nil, respectively.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

In 2017, the Company adopted a 2017 Employee Stock Incentive Plan (“2017 Plan”), which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares as of December 31, 2017 and 2018. Stock options granted to an employee under the 2017 Plan will vest upon the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee’s date of employment. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service. The following table sets forth the stock options activity for the years ended December 31, 2016, 2017 and 2018, respectively:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value 000’US$
Outstanding as of January 1, 2016	890,588	0.001	8.97	12,554
Granted	63,450	0.001
Exercised	—
Forfeited	(220,282)	0.001
Expired	—
Outstanding as of December 31, 2016	733,756	0.001	7.98	14,384
Granted	670,201	0.001
Exercised	—
Forfeited	(390,544)	0.001
Expired	—
Outstanding as of December 31, 2017	1,094,413	0.001	8.55	21,142
Granted	261,123	0.001
Exercised	—
Forfeited	(119,663)	0.001
Expired	—
Outstanding as of December 31, 2018	1,235,873	0.001	7.85	22.416
Vested and expected to vest as of December 31, 2018	1,204,522	0.001	7.81	21,848
Exercisable as of December 31, 2018	853,541	0.001	7.26	15,482

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

Options granted to employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2016	2017	2018

Expected volatility	54.00%~55.00%	47.40%~50.00%	46.8%~49.6%
Risk-free interest rate (per annum)	1.49%~1.78%	2.37%~2.40%	2.69%~2.87%
Exercise multiple	2.2~2.8	2.2~2.8	2.2~2.8
Expected dividend yield	0%	0%	0%
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of option grants (per share)	US$15.020~16.987	US$14.379~21.573	US$16.919~20.979

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

The fair value of options granted to employees for the years ended December 31, 2016, 2017 and 2018 amounted to RMB6,888, RMB72,137 and RMB29,974 respectively. For the options granted to the employees before the Group’s IPO, the exercisability was dependent upon the Company’s IPO, and it was not probable that this performance condition could be achieved until the IPO was effective, no compensation expense relating to the options was recorded for the years ended December 31, 2016. The options granted to the employees after the Group’s IPO are subject to service conditions, for the years ended December 31, 2017 and 2018, the Company recognized RMB46,077 and RMB23,675 as share based compensation expenses relating to the stock option plan.

As of December 31, 2018, RMB35,259 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 3.22 years.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

21.  Revenue

The following table presents revenue disaggregation by types of products:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Merchandise sales
Watches	863,382	1,122,756	1,772,466
Bags	691,474	837,516	797,700
Clothing, Footwear and Accessories	403,722	833,102	1,412,024
Jewelleries	531,533	703,216	856,110
Other products	76,761	184,205	406,146
Total merchandise sales	2,566,872	3,680,795	5,244,446

Marketplace and other services:
Marketplace services	15,707	42,114	86,720
Other services	11,243	17,546	56,411
Total marketplace and other services:	26,950	59,660	143,131

Total revenues	2,593,822	3,740,455	5,387,577

The following summarizes the Group’s revenues from the following geographic areas:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Mainland China	2,379,062	3,435,661	4,816,463
Hong Kong	201,559	286,807	554,376
Others	13,201	17,987	16,738
Total revenues	2,593,822	3,740,455	5,387,577

The Group adopted ASC 606 Revenue from Contracts with Customers on January 1, 2018. The Company applied ASC 606 using the cumulative effect method — i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at January 1, 2018. The Company elects to apply this guidance retrospectively only to contracts that are not completed contracts as of January 1, 2018. Therefore, the comparative information has not been adjusted and continues to be reported under ASC 605 Revenue Recognition. The adoption of new revenue standard did not impact retained earnings as of January 1, 2018. The disclosure of the impact of adoption on the Consolidated Balance Sheets was as follows:

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

	As of December 31, 2018	Adjustments	Amounts without adoption of ASC 606
Advance from customers	66,954	41,856	108,810
Deferred revenue	62,478	(39,279)	23,199
Accrued expenses and other liabilities	352,714	(2,577)	350,137

Changes in the Company’s Deferred revenue (contract liability) are presented in the following table for the year ended December 31, 2018:

For the Year Ended December 31, 2018
Deferred revenue as of January 1, 2018 prior to adoption of ASC606	12,051
Reclassification of VAT payable to Accrued expenses and other liabilities as of January 1, 2018 as a result of adoption of ASC606	(562)
Reclassification of Advance from customers, net of VAT as of January 1, 2018 as a result of adoption of ASC606	53,091
Cash received in advance, net of VAT	5,327,054
Revenue recognized from opening balance of Deferred revenue	(64,580)
Revenue recognized from Deferred revenue arising during current period	(5,264,576)
Deferred revenue as of December 31, 2018	62,478

The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

22.  Segment information

The following summarizes the Group’s long-lived assets (including property and equipment, net, intangible assets, goodwill and other non-current assets) from the following geographic areas:

	As of December 31,
	2017	2018
	RMB	RMB
Mainland China	38,366	63,086
Hong Kong	1,629	37,542
Others	8,883	7,780
Total long-lived assets	48,878	108,408

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

23.  Net (loss)/income per Share

The following table sets forth the basic and diluted net (loss)/income per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net (loss)/income attributable to Secoo Holding Limited	(44,453)	134,056	151,833
Accretion to redeemable non-controlling interest redemption value	(164)	(798)	—
Accretion to preferred share redemption value	(595,742)	(202,679)	—
Numerator for basic and diluted net (loss)/income per share calculation	(640,359)	(69,421)	151,833
Denominator:
Weighted average number of ordinary shares	7,189,933	12,500,821	25,235,404
Denominator for basic net loss/income per share calculation	7,189,933	12,500,821	25,235,404
Adjustment for diluted options	—	—	947,518
Denominator for diluted net loss/income per share calculation	7,189,933	12,500,821	26,182,922
Net (loss)/income per ordinary share
— Basic	(89.06)	(5.55)	6.02
— Diluted	(89.06)	(5.55)	5.80

The potentially dilutive securities that have not been included in the calculation of diluted net (loss)/income per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2016	2017	2018
Restricted shares and stock options	733,756	1,094,413	—
Redeemable Convertible Preferred Shares	12,735,807	—	—
Convertible note and warrant	—	—	6,980,769

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

24.  Commitments and Contingencies

Commitments

The Group leases its offices and facilities under non-cancelable operating lease agreements. Rental expenses were RMB35,788, RMB34,090 and RMB39,581 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, future minimum lease commitments, all under office and facilities non-cancelable operating lease agreements, were as follows:

Office and facilities
RMB
2019	33,740
2020	19,554
2021	12,507
2022	2,624
2023	402
Total	68,827

Except for those disclosed above, the Group did not have any significant capital or other commitments or guarantees as of December 31, 2017 and 2018.

25.  Related Party Transactions

(a)         Amount due from related parties

During the years ended December 31, 2016, 2017 and 2018, the Group paid on behalf of Jiangxi Tiangong Hi Tech Co., Ltd.(“Jiangxi Tiangong”), a related party that the Group’s subsidiary can exercise significant influence for nil, RMB287 and nil. Jiangxi Tiangong paid off RMB249 in 2017. The Group has amount due from Jiangxi Tiangong for nil, RMB38 and RMB35 as of December 31, 2016, 2017 and 2018, respectively.

During the years ended December 31, 2016, 2017 and 2018, Yichun Chuaichuai Information Technology Co., Ltd (“Yichun Chuaichuai”), a related party that the Group’s subsidiary can exercise significant influence, purchased products in the amount of nil, RMB1,712 and RMB9,636, respectively from the Group. Yichun Chuaichuai paid off nil, RMB1,712 and RMB4,420 in 2016, 2017 and 2018, respectively. The Group has amount due to Yichun Chuaichuai for nil, RMB1,173 and RMB352 as of December 31, 2016, 2017 and 2018, and has amount due from Yichun Chuaichuai for nil, nil and RMB11,124 as of December 31, 2016, 2017 and 2018.

During the years ended December 31, 2016, 2017 and 2018, the Group paid on behalf of Yichun Guangyao Technology Co., Ltd (“Yichun Guangyao”), a related party that the Group’s subsidiary can exercise significant influence for nil, nil and RMB2,100.

During the years ended December 31, 2016, 2017 and 2018, the Group paid on behalf of Shikonglian (Beijing) Technology Co., Ltd (“Shikonglian”), a related party that the Group’s subsidiary can exercise significant influence for nil, nil and RMB25.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share data)

(b)         Amount due to related parties

During the years ended December 31, 2016, 2017 and 2018, the Group borrowed nil, nil and nil, respectively from Mr. Richard Rixue Li, the Group’s chairman and chief exercise officer, to fund working capital, among which RMB320, RMB1,025 and RMB493 were repaid during the years ended December 31, 2016, 2017 and 2018, respectively. The Group has an amount due to Mr. Richard Rixue Li for RMB2,319, RMB1,294 and RMB801 as of December 31,2016, 2017 and 2018, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

During the years ended December 31, 2018, the Group borrowed RMB4,480 from Mr, Rimei Li, CEO of the Group’s subsidiary, to fund working capital, among which RMB 4,069 was repaid during the years ended December 31, 2018. The Group has an amount due to Mr. Rimei Li for RMB411 as of December 31, 2018. The amounts were unsecured, non-interest bearing and have no defined repayment term.