Form 20-F
period 2019-12-31
Secoo Holding Ltd
filed 2020-06-11
CIK 1633441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-38201

Secoo Holding Limited
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Secoo Tower Sanlitun Road A, No. 3 Courtyard Building 2 Chaoyang District, Beijing 100027 The People’s Republic of China Telephone: +86 10 6588-0135 Email: chenshaojun@secoo.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares, two American depositary shares representing one Class A ordinary share Class A ordinary shares, par value US$0.001 per share*	SECO	The NASDAQ Global Market

*      Not for trading, but only in connection with the listing on the NASDAQ Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were 25,122,199 shares outstanding, par value $0.001 per share, being the sum of 18,550,770 Class A ordinary shares and 6,571,429 Class B ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐ Yes   ☒ No

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

Reliance on SEC Order Granting Conditional Exemptions Due to Circumstances Related to COVID-19

In accordance with an order issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act;” such order, the “Order”), we filed a current report on Form 6-K on April 30, 2020 stating that we are relying on the Order to extend the due date for the filing our annual report on Form 20-F for the year ended December 31, 2019 within 45 days after the original due date of April 30, 2020. In order to contain the outbreak and spread of the coronavirus disease 2019 (“COVID-19”), the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. Furthermore, we adopted a series of measures, including temporarily closing offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. These actions and measures resulted in reduced efficiency in terms of our preparation of the financial statements and this annual report on Form 20-F.

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

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income (loss) data (other than US$ and ADS data) for the years ended December 31, 2017, 2018 and 2019, and selected consolidated balance sheets data (other than US$) as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statement included elsewhere in this annual report. The selected consolidated statements of comprehensive income (loss) data (other than ADS data) for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheets as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

You should read the selected consolidated financial data together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (loss) Data
Total revenues	1,743,128	2,593,822	3,740,455	5,387,577	6,845,580	983,306
Cost of revenues	(1,526,047)	(2,193,676)	(3,128,441)	(4,427,844)	(5,648,633)	(811,375)
Gross profit	217,081	400,146	612,014	959,733	1,196,947	171,931
Total operating expenses	(428,869)	(429,378)	(517,193)	(740,458)	(980,474)	(140,836)
Income (loss) from operations	(211,788)	(29,232)	94,821	219,275	216,473	31,095
Net income (loss)	(222,003)	(44,573)	133,409	155,546	161,671	23,223
Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	(435,693)	(640,359)	(69,421)	151,833	154,423	22,182
Net income (loss) per Class A and Class B Ordinary share
— Basic	(81.22)	(89.06)	(5.55)	6.02	6.15	0.88
— Diluted	(81.22)	(89.06)	(5.55)	5.80	5.89	0.85
Net income (loss) per ADS(1)
— Basic	(40.61)	(44.53)	(2.78)	3.01	3.08	0.44
— Diluted	(40.61)	(44.53)	(2.78)	2.90	2.95	0.42
Weighted average number of Class A and Class B Ordinary shares outstanding used in computing net income (loss) per share
— Basic	5,364,536	7,189,933	12,500,821	25,235,404	25,122,199	25,122,199
— Diluted	5,364,536	7,189,933	12,500,821	26,182,922	26,221,104	26,221,104

Note:

(1)         Two ADSs represent one Class A ordinary share.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	284,622	55,555	453,425	1,034,385	709,823	101,960
Time deposits	—	—	292,318	68,632	—	—
Restricted cash	155,584	155,792	179,014	92,022	244,313	35,093
Investment securities	—	—	—	26,032	2,318	333
Accounts receivable, net	7,518	20,992	54,210	119,580	123,226	17,700
Inventories	464,488	752,103	1,189,885	1,712,740	2,680,428	385,019
Total assets	983,138	1,045,816	2,337,708	3,791,926	4,997,196	717,804
Accounts payable	289,061	274,629	318,414	498,579	569,045	81,738
Total liabilities	665,466	739,435	1,047,314	2,282,413	3,335,412	479,103
Total mezzanine equity	1,079,939	1,754,534	5,582	7,587	9,337	1,341
Total liabilities, mezzanine equity and shareholders’ equity	983,138	1,045,816	2,337,708	3,791,926	4,997,196	717,804

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

Translations of balances from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019.

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

We incurred and in the future may incur net losses and negative cash flow from operating activities.

We have accumulated net losses since we commenced our current business operations in 2011. Our net losses were RMB44.6 million in 2016. Although we recorded a net income of RMB133.4 million, RMB155.5 million, and RMB161.7 million (US$23.2 million) in 2017, 2018 and 2019, respectively, we cannot assure you that we will be able to continue to generate net income or positive cash flow from operating activities in the future. We anticipate that our profitability will depend in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online platform and our offline experience centers and services and offering value-added services with higher margins. Accordingly, we intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure, website, mobile applications, offline experience centers and new technology to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, our net income margin may decline or we may incur net losses or negative cash flow in the future and may not be able to maintain profitability on a quarterly or annual basis.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers. Our suppliers include brands, brand authorized distributors and individual and corporate suppliers (including professional shoppers). Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable terms. We typically enter into one-year framework agreements with most of our suppliers on an annual basis, and these framework agreements do not ensure availability of products, continuation of particular pricing practices or payment terms beyond the end of the contractual term. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the expiration of their current contracts with us. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantities and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes, such as the recent outbreak of a new type of severe pneumonia caused by novel coronavirus (COVID-19). Furthermore, as some of our suppliers source from brands with vertically integrated exclusive distribution channels, if these brands synchronize their global pricing strategies, our suppliers might not be able to source products with competitive prices. In the event that we are not able to source products at favorable prices, our revenues and gross profit as a percentage of revenues may be materially and adversely affected. In addition, brand suppliers may restrict us from sourcing their brand products from other sources to protect their brand, which may adversely and materially affect our global supply chain system, and hence reduce our operation efficiency.

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

We source our products from third-party suppliers. Although we have adopted measures to verify the authenticity and authorization of products sold on our platform and avoid potential infringement on third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful in these efforts.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT, and the Cyberspace Administration of China, or CAC. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of upscale products, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our online platform operation, including the ICP license and the license for online data processing and transaction processing services, or the EDI license for Secoo.com and the ICP license and auction business permit for online auction business. See “Item 4.B. Regulation—Regulations Relating to Foreign Investment.” and “Item 4.B. Business Overview—Regulation—Licenses and Permits.”

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

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition, acquire new customers and increase sales of our products. We incurred RMB246.0 million, RMB410.5 million and RMB480.4 million (US$69.0 million) of marketing expenses in 2017, 2018 and 2019, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. Our decisions regarding investments in customer acquisition are based upon our analysis of the revenue we have historically generated per customer over the expected lifetime value of the customer. Our analysis of the revenue that we expect a customer to generate over his or her lifetime depends upon several estimates and assumptions, including the demographic groups of the customers, whether a customer will make a second order, whether a customer will make multiple orders in a month, average sales per order and the predictability of a customer’s purchase pattern. Our experience in markets or customer demographic groups in which we presently have low penetration rates may differ from our more established markets.

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

In connection with the audits of our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified a “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Our failure to correct the material weakness and control deficiencies or to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent accountant conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent accountant must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, after we cease to be an emerging growth company our independent accountant, after conducting its own independent testing, may issue a report that is unqualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to implement and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•                  protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•                  addressing concerns related to privacy and sharing, safety, security and other factors; and

•                  complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to E-Commerce, Internet Content and Information Security and Privacy.” According to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security and privacy protection obligations on operators of critical information infrastructure. The PRC National Security Law covers various types of national security, including technology security and information security. All the relevant laws and regulations may result in additional expenses to us and any non-compliance and misuse of or failure to secure personal information could have a negative impact on our financial results and may subject us to negative publicity, which could harm our reputation and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators, including the MIIT and the CAC, have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

In addition, the European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website and input protected information, we may become subject to provisions of the GDPR. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations.

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

As of the date of this annual report, we leased 31 properties for our offices, offline experience centers, logistics centers, customer service center, and parking lots. The lessors of some leased properties have not been able to provide proper ownership certificates for the properties that we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

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

We adopted a share incentive plan in December 2014, or the 2014 Plan. Under the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to 1,307,672 ordinary shares as of the date of this annual report. In 2017, we, adopted a 2017 Employee Stock Incentive Plan, or the 2017 Plan, which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. As of December 31, 2019, options to purchase 1,176,888 ordinary shares are issued and outstanding under the 2014 and 2017 Plan. We have recognized share-based compensation expense in the amount of RMB8.8 million (US$1.3 million) for the year ended December 31, 2019. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Currently, Mr. Richard Rixue Li, our founder, director and chief executive officer beneficially owns 21.7% of our outstanding shares. As a result of his significant shareholding, Mr. Li has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 7.A. Major Shareholders.”

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

Due to the disparate voting powers associated with our two classes of ordinary shares, as of the date of this annual report, Mr. Li beneficially owns 84.7% of the aggregate voting power of our company through Siku Holding Limited. As a result, Mr. Li will have control over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. While cross-border business may not be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic, for instance the recent outbreak of COVID-19 which spread globally. Any such occurrences could cause severe disruption to our daily operations and may even require a temporary closure of our offices and facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak to protect our employees, including temporarily closing offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting China, and particularly Beijing, where our headquarters are located. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could disrupt our ability to operate our business and provide services. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect China, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

Recently, there was an outbreak of COVID-19 which has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, the temporary closure of stores and facilities, and reducing budgets for advertising and marketing globally for the past few months. The population in most of the major cities in China was subject to lockdown, travel restrictions or other form of quarantine of various degrees. Most of our employees are located in Beijing. After the extended Chinese New Year Holiday, we prioritized the health and safety of our employees and implemented temporary remote working arrangements until the end of March. Normal economic life throughout China was sharply curtailed during the outbreak and opportunities for discretionary consumption were limited.

Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that COVID-19 harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

• temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

• our customers are mainly individuals who may be cut down by COVID-19, they are likely to decrease their budgets for upscale products and lifestyle services, which could in turn materially and negatively affect our business and results of operations;

• any disruption of our supply chain, logistics providers could adversely impact our business and results of operations, including causing our suppliers to cease manufacturing products for a period of time or materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us; and

• corporate social responsibility initiatives we put forth in response to the outbreak, such as, our efforts to leverage our technology, products and services to help contain the epidemic, may negatively affect our financial condition and operating results.

Since March, the situation in China has appeared to be on a path of slow recovery from the impact. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Our business and financial performance have been adversely affected by the outbreak of coronavirus in China and globally since the beginning of 2020. As a result, we expect soft performance in the first quarter of 2020. The full extent to which COVID-19 will impact our financial results and business condition will depend on future developments, which cannot be predicted.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as  well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The recent COVID-19 pandemic has also caused significant downward pressure for the global economy. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States), or PCAOB, and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the relevant professional standards. Because our auditor is located in the People’s Republic of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is nor currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

The PCAOB’s inspections of other firms outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB’s inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China ,including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm.  The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges  (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the  delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years.  On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “Kennedy Bill”). If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial  statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective.  Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision did not take effect unless and until it is endorsed by the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC in response to future document requests by the SEC made through the CSRC. The four-year mark occurred on February 6, 2019. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NASDAQ Global Market or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Foreign ownership of certain internet related businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (subject to exceptions, such as platform e-commerce) and any such foreign investors must have experience in providing value-added telecommunication services overseas and maintain a good track record in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Edition), or the 2019 Negative List, and other applicable PRC laws and regulations. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain business operating licenses for internet content provision to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license or EDI license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China.

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

On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law, or the Implementation Regulations, came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and Item 4.C “—Organizational Structure.”

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

Mr. Richard Rixue Li and Ms. Zhaohui Huang are the shareholders of each of our variable interest entities, Beijing Auction and Beijing Secoo. Mr. Richard Rixue Li is our founder, director and chief executive officer, while Ms. Zhaohui Huang is our founder. Mr. Richard Rixue Li and Ms. Zhaohui Huang holds 87.6% and 0.2% of the total voting rights of our company as of December 31, 2019, respectively, assuming the exercise of all outstanding options held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as of such date. The equity interests of variable interest entities are legally held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as nominee equity holders on behalf of us. The shareholders of Beijing Auction and Beijing Secoo may have potential conflicts of interest with us. We cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the company or such conflicts will be resolved in the company’s favor. These shareholders may breach, or cause our variable interest entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entities, which would have a material and adverse effect on our ability to effectively control our variable interest entities and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with Beijing Auction and Beijing Secoo to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. According to two notices respectively issued by the People’s Bank of China and/or SAFE regarding foreign debt on January 11, 2017 and March 11, 2020, the maximum amount of foreign debt that each of our PRC subsidiaries or consolidated variable interest entities or other PRC domestic entities is allowed to borrow is 2.5 times of their respective net assets. Pursuant to these notices, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital of such foreign-invested company, or 2.5 times of its net assets. Although the one-year grace period has expired, the statutory limit is still subject to the notices in practice. With respect to our consolidated variable interest entities or other domestic PRC entities, the limit for the total amount of foreign debt is 2.5 times of their respective net assets pursuant to the notices.

We may also finance our PRC wholly foreign-owned subsidiaries by means of capital contributions, in which case such subsidiaries are required to register the details of the capital contribution with the local counterparts of the State Administration for Market Regulation, or SAMR, and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce. Meanwhile, we are not likely to finance the activities of our consolidated variable interest entities by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated variable interest entities.

SAFE issued SAFE Circular No. 19, which took effect on June 1, 2015. SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC. Foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans, however, are subject to SAFE restrictions under SAFE Circular No. 19. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16. SAFE Circular No. 16 stipulates that the use of capital by foreign-invested enterprises, or FIEs shall follow “the principle of authenticity and self-use” within the business scope of such FIEs. The capital of an FIE and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular No. 28. Among others, SAFE Circular No. 28 relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or variable interest entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the growth of the Chinese economy has slowed down in recent years, especially in light of the challenges the global economy is facing due to the COVID-19 global pandemic. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited number of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the CAC. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

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

Under PRC law, a company setting up premises for business operations outside its registered address must register them as branch offices with the relevant local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. We currently have six branch offices across China. We may expand our business in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offerings or convertible senior notes offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes (if any), including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to further expand our business or maintain our market share. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular No. 13, in February 2015, which took effect on June 1, 2015. SAFE Circular No. 13 amended SAFE Circular No. 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch, in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

Furthermore, as it is unclear how these foreign exchange regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities, we cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

The PRC Labor Contract Law became effective and was implemented on January 1, 2008 and was further amended in 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011 and was further amended on December 29, 2018, and the Administrative Regulations on the Housing Funds, which became effective on April 3, 1999 and was subsequently amended on March 24, 2002 and March 24, 2019, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds, and the employers must pay all or a portion of the social insurance premiums and housing funds for such employees.

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

We are a company incorporated under the laws of the Cayman Islands. Substantially all of our operations and assets are located in China and Hong Kong. In addition, our directors and executive officers, and some of the experts named in this annual report, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, the Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards. We rely on home country practice exemption with respect to the requirement for annual shareholders meetings and did not hold an annual shareholders meeting in 2019. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

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

Based on our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2019 and we do not expect to be classified as a PFIC or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may become classified as a PFIC for future taxable years. In addition, if it were determined that that we are not the beneficial owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—U.S. Federal income Tax Considerations”) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. If we are so classified during a U.S. Holder’s holding period, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See the discussion under “Item 10.E. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making certain elections.

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

In February 2008, Mr. Richard Rixue Li and Ms. Zhaohui Huang, our Founders, formed Hong Kong Secoo Investment Group Limited, or Hong Kong Secoo, in Hong Kong as a holding company. Our Founders also formed Beijing Secoo Trading Limited, or Beijing Secoo, in Beijing, China in April 2009. We commenced our current upscale product retail business under our Secoo brand through Beijing Secoo in 2011. We opened our first offline experience center in Beijing in January 2011 and launched our website in April in the same year. Our mobile application was launched in December 2013. In 2015 and 2016, we opened four offline experience centers located in Shanghai, Chengdu, Hong Kong and Malaysia. In 2017, we opened three offline experience centers located in Qingdao, Xiamen and Tianjin. We launched Secoo Check in April 2016, which allows customers to make payments for our merchandise products in installments. Since 2016, we have successfully expanded our supply arrangements with top global brands. For example, in 2016, we began collaboration with Tod’s, under which Tod’s makes customized products exclusively for us. We became an authorized online retailer for Versace and Salvatore Ferragamo in China in November 2016 and February 2017, respectively. During 2017 and 2018, we expanded our collaboration with top brands, such as Armani, Mulberry and Stella McCartney. In July 2017, we expanded our strategic cooperation relationship with Country Garden, one of China’s largest real estate developers, planning to build themed villages and physical Secoo stores as well as in the areas of hotel operation and collaborate in real estate marketing

In June 2019, we started cooperation with the Prada Group to offer Prada and Miu products following Prada’s strategy based on distribution control and brand image protection. In March 2019, Secoo formed a strategic collaboration with Italian’s well-known luxury fashion online retailer, LuisaViaRoma.com (LVR) to offer a selection of European luxury fashion brands on our platform.

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

In June 2020, we and Qudian, Inc. (NYSE: QD) (together with its affiliates, “Qudian”), a leading technology platform empowering the enhancement of online consumer finance experience in China, entered into a share purchase agreement, pursuant to which Qudian has agreed to purchase a total of up to 10,204,082 newly issued Class A ordinary shares of Secoo for an aggregate purchase price of up to US$100.0 million, reflecting a per share purchase price of US$9.80. As of the date of this annual report, we have issued, sold and delivered to Qudian 5,102,041 Class A ordinary shares for which we have received US$50.0 million. In addition, Secoo and Qudian also entered into a business cooperation agreement, which sets forth the key areas for the two companies’ strategic cooperation in the online luxury e-commerce business space.

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

B.                                    Business Overview

We are Asia’s leading online integrated upscale products and services platform. We value our customers and members as our greatest assets. We offer them a wide selection of authentic upscale products and lifestyle services to satisfy different needs of the modern lifestyle. We offer an integrated online and offline shopping platform, which consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payment methods, such as our Secoo Check, which allows customers to make payments for our merchandise products in installments on our online platform directly. We complement our online platform with offline experience centers to provide superior customer and membership services and experience. We have strategically opened seven offline experience centers as of the date of this annual report in popular shopping destinations and central business districts in China and Malaysia which have strengthened our Secoo brand creditability and enhanced our brand presence. In addition, we are cooperating with brand boutiques such as Versace boutiques for our customers to pick up products ordered on our online platform in their stores. We also launched live streaming shopping channel, featuring trendy and upscale livestream shopping programs in direct collaboration with brands such as Prada and Versace, in-store livestream shopping across the globe, airing of live fashion shows and fashion wearing style live stream.

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

Online Platform

We offer a comprehensive range of upscale products and services through our online platform. We generated 94.1%, 96.0% and 94.9% of our total GMV through our online platform in 2017, 2018 and 2019, respectively. Integrating convenience, aesthetics and functionality, our online platform aims to actively drive consumer spending by featuring a strategically selected catalog of popular items. We focus on creating an enjoyable online shopping experience for our customers whereby their purchase decisions are guided by detailed product descriptions, multi-angle picture illustrations and educational fashion literature. Our online platform interface is fully integrated with our warehouse management system, or WMS, enabling us to track order and delivery status of each individual product on a real-time basis.

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

•                  Our livestream selling programs feature a wide range of unique, engaging shopping experiences such as live broadcast programs in direct collaboration with brands, live streaming in-store shopping, airing of live fashion shows and fashion wearing style live stream, which improve user stickiness with its timeliness, convenience and authentic shopping experience.

Offline Experience Centers

Our offline experience centers complement our online platform to provide superior customer and membership services and experience. We generated 5.9%, 4.0% and 5.1% of our total GMV through our offline experience centers in 2017, 2018 and 2019, respectively.

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

We currently have seven offline experience centers located in Beijing, Shanghai, Chengdu, Tianjin, Xiamen, Qingdao and Malaysia. As of December 31, 2019, our seven offline experience centers occupied a total of approximately 4,967 square meters in area and were staffed with over 56 sales representatives. To enhance our customer experience and to further broaden our brand awareness, we intend to selectively launch new offline experience centers in popular shopping destinations, domestic cities with significant consumption demand for luxury products and third- and fourth-tier cities with potential market for luxury products. We intend to expand our customers services in overseas offline experience centers, such as free concierge services to our members when they travel to these cities. In addition, we also collaborated with major players in other industries to expand offline experience centers and our brand reach. For example, in June 2016, we entered into strategic cooperation partnership with one of China’s largest real estate developers, Country Garden, and jointly incorporated Secoo Garden Tradings Sdn. Bhd., or Secoo Garden, and opened our offline experience center in Malaysia to tap into southeast Asian market. Pursuant to the joint venture agreement between Country Garden and us, Country Garden holds 15% of the equity share capital of Secoo Garden, whereas we hold 85%. We provide technical knowledge, operate the duty free business, bring in high-end brand products, and agree to operate the business for at least three years. Country Garden is responsible for obtaining necessary approvals for the operation of the duty free business in Malaysia.

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

Our Customers

Since our inception in 2011, we have built a large and loyal customer base with high purchasing power. We have accumulated more than 36.5 million registered members as of December 31, 2019 and approximately 9.5 million registered members in 2019. We believe that the majority of our customers are well-educated professionals belonging to middle and high income population in China.

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

Product after-sales maintenance service.  We believe our after-sales maintenance service is among the best in the e-commerce industry in China. Different from brand after-sales services, our after-sales services have the advantage of shorter service time, and integrate domestic and multi-brand maintenance services. We currently provide such service for three categories of products, namely watches, leather products and jewelries, at our offline experience centers.

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

Membership Program

We have established a membership system to cultivate customer loyalty and encourage additional purchases by offering a variety of exclusive membership benefits and awards. Our membership program featured five membership levels before November 2018, i.e., regular, silver, gold, diamond and black, and customers were automatically upgraded to higher levels based on their total spending with us annually. Our members received a variety of exclusive benefits according to their membership levels, such as product coupons and discounts, Secoo Check installment payments services, free gift packing and domestic delivery, cleaning and maintenance services, fast return and refund services and customized ordering of brand products. Our premier members, i.e., diamond and black members, enjoyed a variety of premium services, such as exclusive birthday presents, priority ordering of our new, rare and popular products, tryout-first-and-buy-later privilege, exclusive use of our offline experience centers for personal events and expanded access to offline experience center lounges and dedicated one-to-one customer representative services, who are familiar with their shopping tastes and preferences. We also select and offer premier members exclusive access to brand collaboration and art events hosted by us. In November 2018, we implemented a new paid membership program, which is divided into monthly membership, quarterly membership and annual membership, in an effort to enhance the stickiness of members. Our paid membership rights include membership discount, bonus points, freight subsidy, tax subsidy, luxury maintenance and other perks. In 2019, we continued to optimize our paid membership ecosystem, upgrading tiers of our customer demographics in terms of customer lifecycle and buying power to offer customized perks. Our previous membership levels and benefits still apply to our old members. In addition, we refined our award membership program in October 2017, after which our members can now earn loyalty points when making purchase on our Secoo platforms. Members can redeem their membership loyalty points into credits towards their future purchases.

Payment

We provide our customers with a variety of payment options on our online platform, including Secoo Check, online payments with credit cards and debit cards issued by major banks in China, payment through major third-party online payment platforms, such as Alipay, UnionPay and WeChat Pay, payment through the licensed consumer licensed platform such as Mashang Consumer Finance and JD Baitiao, bank transfers, cash on delivery (for products with low purchase prices) and payment using our store credits.

In 2016, we launched Secoo Check at our online platform, through which our customers can make payments for our merchandise products in one, three, six or twelve monthly installments. Secoo Check gives our customers more convenience and faster approval speed.

Product Offerings

Product Categories

We offer a full range of upscale products and services on our platform. Since we commenced our current business operations in 2011, we have sold over 400,000 SKUs of upscale products, and we currently offer over 400,000 SKUs of such products on our platform. In 2019, sales of watches, bags, clothing/footwear/accessories and jewelries accounted for 12.2%, 19.3%, 32.5% and 9.3% of our total GMV, respectively. The following table illustrates the categories of upscale lifestyle products we offer:

Product category	Product description

Bags	Top-handle bags, shoulder bags, cross-body bags, evening bags, purses, clutches, wristlets, wallets, cosmetics bags, satchels, rucksacks, luggage and waist bags

Watches	Automatic self-wind, mechanical hand-wind and quartz wrist watches for men and women with leather or metal bands for social, outdoors and various other occasions, as well as watch accessories

Womenswear	A variety of apparel and styles, including gowns, dresses, coats, casual wear, jeans, outerwear, swimsuits and lingerie

Menswear	A variety of apparel and styles, including formal suits, coats, casual and smart-casual T-shirts, polo shirts, jackets, pants and underwear

Footwear	Designer shoes for women and men for both casual and formal occasions

Children’s wear	Apparel and footwear for boys, girls, infants and toddlers

Sportswear	Sports apparel, gear and footwear

Cosmetics and skin care	Lip gloss, nail polish, perfume, makeup remover, cosmetic applicators, facial cleansers, moisturizers, facial masks, lotions, toners, shampoos, conditioners and body washes

Product category	Product description

Jewelry	Fashion jewelry in a variety of styles and materials, including ear-rings, brooches, necklaces and pendants, bracelets, charms, rings, gold bullions and gold derivative products for investment purpose

Accessories	Belts, scarfs, eyewear, gloves, ties, hats and umbrella

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

Proprietary database.  Leveraging our rich experience in the luxury product retail industry, we have built a comprehensive database featuring detailed product information covering a wide range of brands, which, as of December 31, 2019, contained detailed product information covering over 3,800 domestic and international brands. Our proprietary database guides every step of our authentication procedures. We continuously update our database by gathering information on the latest products debuted by luxury brands.

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

For our most loyal customers and members, we host periodic online and offline events, including seminars, aimed at providing them with useful information about fashion trends and wardrobe tips, which serve as cross-selling opportunities for us. We provide various incentives to our customers and members to increase their spending and loyalty, and we send targeted e-mails and text messages to our customers periodically with product recommendations and promotions based on their online shopping habits and behavior. For example, we offer a selection of deeply discounted products on special occasions, such as our annual Luxury Festival beginning on December 17 of each year and Secoo anniversary sales on July 7 each year and Double 11 singles day shopping festival, and on major holidays, such as Thanksgiving, Christmas and Chinese New Year. We also hold daily sales events for selected brands and products for a limited period of time through our flash sales. We have continued to realize cross-selling opportunities from our existing customer base by creating more diversified sales formats and increasing our product offerings. In addition to sales events, we also joined hands with a number of popular entertainers and artists to improve Secoo’s brand awareness and deepen customer insights in the high-end consumption market, especially among the younger generation. For example, we engaged NEXT7, a young Chinese idol group, to endorse our 2018 anniversary sales event as celebrity spokesmen. In 2019, we continued to expand Secoo’s paid membership ecosystem, upgrading tiers of our customer demographics in terms of customer lifecycle and buying power to offer customized perks in addition to a mix of community marketing events, live-stream product recommendations, on-site live-stream shopping, as well as interactive activities to enhance customers and members’ overall satisfaction.

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

Intellectual Property

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2019, we owned 17 patents, 506 registered trademarks, copyrights to 37 software programs developed by us relating to various aspects of our operations and 68 registered domain names, including secoo.com. Of the 506 registered trademarks, 479 are registered in the PRC, 17 are registered in Hong Kong, 4 are registered in the US, and 6 are registered in Europe. We are in the process of applying for 2 patents in the PRC.

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

Employees

As of December 31, 2017, 2018 and 2019, we had 829, 1,329 and 1,010 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2019:

Function	Number of employees
Business development, sales and marketing	519
Technology support	140
Fulfillment	187
Administration and management	164
Total	1,010

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

Regulations

Regulations Relating to Foreign Investment

Foreign Investment Law.  On January 1, 2020, the Foreign Investment Law and the Implementation Regulations, came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementation Regulations embody an expected regulatory trend in PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law and the Implementation Regulations, by means of legislation, establish the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors will be prohibited from making investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Foreign investment and domestic investment in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list would be treated equally. The current negative list is the 2019 Negative List, which was promulgated by the Ministry of Commerce and the National Development and Reform Commission on June 30, 2019 and took effect on July 30, 2019.

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

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the prior laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law. The Implementation Regulations restates certain principles of the Foreign Investment Law and further provides that, among others, (1) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance thereafter; (2) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governance structure of such foreign-invested enterprise, remain binding upon the parties.

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

Auction License.  Pursuant to the Auction Law of the PRC, an enterprise engaging in the bidding and auction of various products as permitted by auction-related laws of the PRC other than cultural relics shall satisfy various criteria, such as having registered capital of at least RMB 1 million and having sufficient number of professionals among whom at least one should be the auction master. The auction activities shall be carried out by the auctioneer with qualification certificate. To engage in the bidding and auction business, domestic auctioneers shall first be verified and authorized by the auction administration department of the provincial government, and subsequently registered with the local counterparts of SAMR, while the foreign-invested auctioneers, whose business does not involve auction of cultural relics, shall directly register with the local counterparts of SAMR and make after-registration filing with competent local counterparts of the Ministry of Commerce, and also obtain auction business permit from the competent local counterparts of the Ministry of Commerce before the operation of their auction business. Entities engaging in auction business without approval and registration may be ordered to cease business and face monetary penalties. Beijing Auction has obtained an auction license from Beijing Municipal Commission of Commerce for our auction business.

Food Distribution Permit.  China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Under the Food Safety Law of the PRC, as amended and effective on December 29, 2018, the sale of food or beverages must be licensed in advance. Pursuant to the Administrative Measures on Food Operation Licensing as amended and effective on November 17, 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration. Beijing Secoo holds a food distribution permit issued by the Xicheng Branch of Beijing Municipal Administration for Market Regulation for our food distribution business, including distribution of prepackaged food (including chilled and frozen food), health care food and baby and infant formula milk powder. Some other entities in our Group have also obtained a food distribution permit.

Publication Operation Permit.  Pursuant to the Administrative Measures for the Publication Market which were promulgated by the State Administration of Press and Publication, Radio, Film and Television and the Ministry of Commerce and became effective in June 2016, any entity or individual engaging in the distribution of publications, including books, newspapers, magazines and audio-video products, must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. Beijing Secoo has obtained a Publication Operation Permit for the retail sale and online sale of books, magazines, periodicals, electronic publications and audiovisual products.

Medical Device Operation Record-filing.  The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014 and May 2017, divide medical devices into three types. Enterprises engaging in the sale of (i) Type I medical devices do not need any license or recording-filing, (ii) Type II medical devices must file with the relevant drug supervision and administration authority, and (iii) Type III medical devices must obtain a Medical Device Operation Enterprise Permit from the relevant drug supervision and administrative authority. Beijing Secoo has completed the Medical Device Operation Record-filing with Xicheng Branch of Beijing Municipal Administration for Market Regulation for the retail sale of several types of Type II medical devices.

Travel Agency License.  Pursuant to the Regulation on Travel Agencies, issued by the PRC State Council in February 2009, and amended in February 2016 and March 2017, a travel agency must obtain a license from the Ministry of Culture and Tourism to conduct outbound travel business and a license from the provincial-level cultural and tourism administration to conduct domestic travel and inbound travel business. Beijing Guanda International Travel Agency Co., Ltd., a subsidiary of Beijing Secoo has obtained a Travel Agency License from the Ministry of Culture and Tourism. Beijing Secoo International Travel Service Co., Ltd., a subsidiary of Beijing Secoo has obtained a Travel Agency License from the Beijing Municipal Bureau of Culture and Tourism.

Internet Culture Business Permit.  The Internet Culture Administration Measures, promulgated by the Ministry of Culture, the predecessor of the Ministry of Culture and Tourism, and with the latest amendment becoming effective in December 2017, require ICP service operators engaging in “internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products and the production, reproduction, importation, distribution and broadcasting of internet cultural products. Beijing Secoo holds an Internet Culture Business Permit issued by the Beijing Municipal Bureau of Culture and Tourism for online operations for performance.

Radio and Television Program Production and Operation Permit.  On July 19, 2004, the State Administration of Radio, Film and Television, the predecessor of the National Radio and Television Administration, promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015 and October 31, 2018. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a radio and television program production and operation permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. Beijing Secoo holds a Radio and Television Program Production and Operation Permit issued by the Beijing Municipal Radio and Television Bureau for production and distribution of animated cartoons, programs with a special topic and television variety shows, excluding radio or television programs concerning current political news and other programs with special topics, column programs with the same nature.

Internet Drug Information Service Qualification Certificate.  In July 2004, the State Food and Drug Administration, or the SFDA, the predecessor of the National Medical Products Administration, or the NMPA, promulgated the Administrative Measures on Internet Drug Information Service and amended in November 2017. In addition, the Standing Committee of the National People’s Congress further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019. These laws and measures, together with certain implementing rules and notices promulgated by the SFDA or the NMPA, set out regulations governing the classification, application, approval, content, qualifications and requirements for internet drug information services. An ICP service operator that provides information regarding drugs or medical devices must obtain an Internet Drug Information Service Qualification Certificate from the applicable provincial level administrative authority. Beijing Secoo holds an Internet Drug Information Service Qualification Certificate issued by the Beijing Medical Products Administration for the provision of non-for-profit internet drug information services.

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

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publication, education, pharmacy and medical appliances, among others, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP Licenses or filings. We issued prepaid cards which can be used to buy products on our websites. Pursuant to the Administrative Measures for Single-purpose Commercial Prepaid Cards, which was promulgated by the PRC Ministry of Commerce in September 2012, and subsequently amended in August 2016, card issuers shall go through record-filing procedures in relation to their single-purpose prepaid cards service. Beijing Secoo has completed the record-filing procedures in relation to the single-purpose prepaid cards service.

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

Internet information in China is also regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights of third parties. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes. In December, 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No.5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No.5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any personal information of its users or provide any such information to third parties without the consent of such users. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of their personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep user’s personal information confidential, and in case of any leakage or potential leakage of the information of its users, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of personal information must be subject to the consent of the relevant user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above regulation may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We have required our users to consent to our collection and use of their personal information, and have established information security systems to protect user’s privacy. Pursuant to the PRC Cyber Security Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, network operators shall take technical and other necessary measures pursuant to the laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incident effectively, prevent illegal and criminal activities and maintain the integrity, confidentiality and usability of network data. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Furthermore, in June 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen the regulation of the mobile app information services. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SMAR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”.

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

The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the PRC Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers.

The PRC Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from the sellers or service providers. As to legal liabilities of the online marketplace platform operator, the PRC Consumer Protection Law and the Regulations of Several Issues on the Application of Laws in the Trial of Food and Drugs Cases issued by the Supreme People’s Court of the PRC on December 23, 2013 set forth that, where a consumer purchases products or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform operator fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform operator. If the online trading platform operator gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform operator has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform operator is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement.

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

Trademark.  The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2019, we owned 506 registered trademarks in different applicable trademark categories and were in the process of applying to register 22 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB5 million.

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

Software Copyrights.  In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001 and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002 and amended subsequently, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 37 computer software copyrights in China as of December 31, 2019.

Regulation on Employment

The PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The PRC Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

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

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015 and replaced Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any non-resident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Moreover, pursuant to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or SAT Circular 9 issued by the SAT, which became effective from April 1, 2018, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. According to SAT Circular 9, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits. On October 14, 2019, the SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which provides the non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection” and further simplifies the information report which shall be submitted by the non-resident taxpayers at the time of declaration.

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•                  the ownership structures of Kutianxia Information, our PRC Subsidiary, and Beijing Secoo and Beijing Auction, our variable interest entities, will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among our PRC Subsidiary, our variable interest entities and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

D.            Property, Plant and Equipment

As of the date of this report, we are headquartered in Beijing, where we have leased an aggregate of approximately 25,059 square meters of office, offline experience centers, customer service center and logistics center space. As of the date of this annual report, we have also leased an aggregate of approximately 24,022 square meters of offline experience centers, office and logistics center space in Chengdu, Shanghai, Shenzhen, Tianjin, Yichun, Xiamen, Qingdao, Hong Kong, Milan, Malaysia and New York. A summary of our leased properties as of the date of this annual report is shown below:

Location	Space (in square meters)	Use	Lease Term (years)
Beijing	25,059	Office, offline experience center, customer service center and logistics center space	1 — 5
Chengdu	45	Offline experience center and office	2
Shanghai	1,427	Offline experience center and office	1 — 5
Shenzhen	961	Office	3
Tianjin	482	Offline experience center and office	5
Yichun	15,867	Office and logistics center space	4 — 5
Hong Kong	2,300	Office and logistics center space	2 — 3
Milan	950	Office and logistics center space	6
Malaysia	800	Offline experience center	4
New York	50	Office	1
Xiamen	800	Offline experience center	4
Qingdao	340	Offline experience center	5

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

Revenues

We derive revenues from the sale of upscale products and services offered on our online platforms and in our offline experience centers. We commenced our current merchandising sales business model in 2011. We currently generate substantially all of our revenues from merchandise sales, whereby we act as principal for the direct sale of upscale products to customers. Merchandise sales revenues are recorded on a gross basis, net of discount, sales return, VAT.

We also generate marketplace service revenues, whereby we act as a service provider to third-party merchants and charge fees for the sales of upscale products and services on our online platform and offline. We began to expand our marketplace services business in 2014. Our marketplace service revenues are recorded on a net basis. Further, we also generate other service revenues from providing repair and maintenance services and advertising services. We recognize other service revenues when the services are rendered.

The following table sets forth the key factors that directly affect our revenues for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	GMV (in RMB millions)
Online revenue
Mobile applications	2,973,116	79.5	4,406,244	81.8	5,268,203	756,730	77.0
Web	483,995	12.9	699,485	13.0	1,173,607	168,578	17.1
Total online revenue	3,457,111	92.4	5,105,729	94.8	6,441,810	925,308	94.1
Offline revenue	283,344	7.6	281,848	5.2	403,770	57,998	5.9
Total revenue	3,740,455	100.0	5,387,577	100.0	6,845,580	983,306	100.0
Online GMV
Mobile applications	4,396.8	83.5	6,621.3	82.3	11,108.4	1,595.6	80.6
Web	556.3	10.6	1,108.2	13.7	1,970.3	283.0	14.3
Total online GMV	4,953.1	94.1	7,729.5	96.0	13,078.7	1,878.6	94.9
Offline GMV	309.3	5.9	318.7	4.0	706.6	101.5	5.1
Total GMV (in RMB millions)	5,262.4	100.0	8,048.2	100.0	13,785.3	1,980.1	100.0
Total orders (in thousands)	1,437.0		2,301.5		4,040.7

We monitor and strive to improve the following key business metrics to generate higher revenues:

Total number of orders.  Our total number of orders were 1,437.0 thousand in 2017, 2,301.5 thousand in 2018 and 4,040.7 thousand in 2019. The increases are contributed by our marketing strategy, more direct brand collaborations, the expansion of our product categories and promotions that increases the number of our new customers and active customers’ purchase frequency.

Total GMV.  We define GMV as the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products or services are delivered, returned or cancelled, as applicable. We consider GMV an important indicator of our growth and business performance as it measures the volume of transactions through our merchandise sales as well as marketplace services. Our GMV grew by 52.9% from RMB5,262.4 million in 2017 to RMB8,048.2 million in 2018 and further grew by 71.3% from RMB8,048.2 million in 2018 to RMB13,785.3 million (US$1,980.1 million) in 2019, which is in line with our growth of total number of orders. Our total online GMV increased by 56.1% from RMB4,953.1 million in 2017 to RMB7,729.5 million in 2018 and further increased by 69.2% from RMB7,729.5 million in 2018 to RMB13,078.7 million (US$1,878.6 million) in 2019 due to the change of customer’s preference to shop online. Our offline GMV increased by 3.0% from RMB309.3 million in 2017 to RMB318.7 million in 2018 and increased by 121.7% from RMB318.7 million in 2018 to RMB706.6 million (US$101.5 million) in 2019.

Our revenue generated from mobile application, which contributed the majority of our revenue, increased from RMB2,973.1 million in 2017 to RMB4,406.2 million in 2018, and to RMB5,268.2 million (US$756.7 million) in 2019. We generated 92.4%, 94.8% and 94.1% of our total revenue through our online platform in 2017, 2018 and 2019, respectively.

The table below sets forth a breakdown of our revenues from our merchandise sales, and marketplace and other services for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Merchandise sales	3,680,795	5,244,446	6,609,874	949,449
Marketplace and other services	59,660	143,131	235,706	33,857
Total	3,740,455	5,387,577	6,845,580	983,306

In 2019, we generated approximately 96.6% and 3.4% of our revenue from our merchandise sales, and marketplace and other services, respectively. Other services mainly include advertising and maintenance services amounted to RMB17.5 million, RMB56.4 million and RMB52.8 million (US$7.6 million) in 2017, 2018 and 2019, respectively. We expect revenue contribution from our marketplace and other services to increase in the near future.

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our consolidated variable interest entities and their subsidiaries for the periods indicated as a percentage of total net revenues:

	For the Year Ended December 31,
	2017	2018	2019
Our company and our subsidiaries	6%	7%	8%
Our variable interest entities and their subsidiaries	94%	93%	92%
Total revenues	100%	100%	100%

We expect to continue to generate a substantial majority of our revenues from our consolidated variable interest entities in the near future.

Cost of revenues

Our cost of revenues consists of primarily cost of merchandise sold and inventory write-downs, repair and maintenance staff payroll and related equipment depreciation and amortization. Our cost of goods sold does not include payment processing, packaging material and product delivery costs. Therefore, our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

Operating expenses

Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content development expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Fulfillment	99,064	2.6	138,710	2.6	190,503	27,364	2.8
Marketing	245,989	6.6	410,548	7.6	480,442	69,011	7.0
Technology and content development	62,081	1.7	80,398	1.5	101,477	14,576	1.5
General and administrative	110,059	2.9	110,802	2.1	208,052	29,885	3.0
Total operating expenses	517,193	13.8	740,458	13.8	980,474	140,836	14.3

Fulfillment expenses.  Fulfillment expenses consist primarily of packaging material costs and those costs incurred in shipping and operating and staffing our fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and collecting payments from customers and responding to inquiries from customer. We will continue to invest in our fulfillment and delivery network to support our long-term growth and in the meantime seek to achieve lower delivery cost by establishing further cooperation with third party couriers as our bargaining power increases. We expect that our fulfillment expenses will continue to increase in absolute amount with per order fulfillment expenses decreasing as a result of our continued business growth.

Marketing expenses.  Marketing expenses consist primarily of advertising expenses, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. We continue to enhance our ability to conduct precise and targeted marketing leveraging our business intelligence system and big data technology in order to improve our advertising efficiency.

Technology and content development expenses.  Technology and content development expenses consist primarily of technology infrastructure expenses, payroll and related costs for employees involved in application development, category expansion, editorial content production and system support expenses, as well as costs associated with computation, storage and telecommunication infrastructures. As we continue to expand our technological capabilities to support our anticipated growth and enhance customer experience, we expect our technology and content expenses to continue to increase in absolute amount in the foreseeable future.

General and administrative expenses.  General and administrative expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees for third parties and other general corporate costs, as well as costs associated with the use of facilities and equipment for these general corporate functions, such as depreciation and operating lease expenses. As our business further grows, we expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future.

Other (income) expenses

Other expenses consist of (i) interest income (ii) interest expense (iii) foreign currency exchange (gains) losses (iv) change in fair value of financial instruments, and (v) others. The following table sets forth the components of other expenses both in absolute amount and as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Interest income	(2,339)	—	(12,870)	(0.2)	(9,420)	(1,353)	(0.1)
Interest expense	8,901	0.2	55,403	1.0	118,867	17,074	1.7
Foreign currency exchange (gains) losses	(9,477)	(0.3)	11,737	0.2	3,426	492	0.1
Change in fair value of financial instruments	—	—	(1,891)	—	(20,660)	(2,968)	(0.3)
Others	(4,148)	(0.1)	(29,378)	(0.6)	(68,837)	(9,887)	(1.0)
Total other (income) expenses	(7,063)	(0.2)	23,001	0.4	23,376	3,358	0.4

Interest expense, net.  Our interest expense is comprised of interest costs and incidental charges associated with our bank borrowings and convertible note net off by interest income.

Foreign currency exchange (gains) losses.  Foreign currency exchange (gains) losses are primarily due to the foreign currency exchange (gains) losses in association with cash, time deposits and restricted cash held by our Hong Kong subsidiary.

Change in fair value of financial instruments.  Change in fair value of financial instruments comprised of the change in fair value of investment in an equity investee, contingent considerations, put option and investment securities.

Others.  Others primarily comprised of subsidy income and share of loss of equity method investments.

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

PRC

Our PRC subsidiaries and consolidated variable interest entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law which became effective on January 1, 2008 and was further amended on February 24, 2017 and December 29, 2018, respectively, and its implementation rules, which became effective on January 1, 2008 and was further amended on April 23, 2019, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our PRC subsidiaries and consolidated variable interest entities are all subject to the tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this annual report.

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

Period commencing January 1, 2018

As of January 1, 2018, we have changed our method of accounting for revenue recognition due to  the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). Since the adoption of ASC 606, we recognize revenues upon the satisfaction of our performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties. The adoption of new revenue standard did not impact retained earnings as of January 1, 2018. We have updated significant accounting policies and relevant disclosures hereinafter.

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

We recognize other service revenue when control of promised service is transferred to the customers in an amount of consideration to which we expect to be entitled to in exchange for those services.

Income taxes

Current income taxes are provided on the basis of net income/loss for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory rates that will be in effect in the period in which the temporary differences are expected to reverse. The effect on deferred taxes as a result of a change in tax rate is recognized in the consolidated statement of comprehensive income (loss) in the period of change. A valuation allowance is recorded to reduce the amount of deferred tax assets if based on the weight of available evidence, it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

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

We made profit for the years ended December 31, 2018 and 2019. As of December 31, 2018, the valuation allowance of RMB19.9 million was provided for us and some subsidiaries. For those entities, we believe that it is more likely than not that the accumulated net operating losses of those entities will not be utilized in the foreseeable future. As of December 31, 2019, nil valuation allowance was provided for us and some subsidiaries.

As of December 31, 2019, we had net operating loss carry forwards of approximately RMB2.7 million attributable to the Hong Kong subsidiary, RMB350.8 million attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries and RMB1.7 million attributable to other subsidiaries. The loss carried forward by Hong Kong and other subsidiaries can be carried forward to net against future taxable income without a time limit; while the loss carried forward by the PRC companies will expire during the period from year 2020 to year 2024.

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues
Merchandise sales	3,680,795	98.4	5,244,446	97.3	6,609,874	949,449	96.6
Marketplace and other services	59,660	1.6	143,131	2.7	235,706	33,857	3.4
Total revenues	3,740,455	100.0	5,387,577	100.0	6,845,580	983,306	100.0
Cost of revenues	(3,128,441)	(83.6)	(4,427,844)	(82.2)	(5,648,633)	(811,375)	(82.5)
Gross profit	612,014	16.4	959,733	17.8	1,196,947	171,931	17.5
Operating expenses
Fulfillment expenses	(99,064)	(2.6)	(138,710)	(2.6)	(190,503)	(27,364)	(2.8)
Marketing expenses	(245,989)	(6.6)	(410,548)	(7.6)	(480,442)	(69,011)	(7.0)
Technology and content development expenses	(62,081)	(1.7)	(80,398)	(1.5)	(101,477)	(14,576)	(1.5)
General and administrative expenses	(110,059)	(2.9)	(110,802)	(2.1)	(208,052)	(29,885)	(3.0)
Total operating expenses	(517,193)	(13.8)	(740,458)	(13.8)	(980,474)	(140,836)	(14.3)
Income from operations	94,821	2.6	219,275	4.0	216,473	31,095	3.2
Other income (expenses)
Interest income	2,339	—	12,870	0.2	9,420	1,353	0.1
Interest expense	(8,901)	(0.2)	(55,403)	(1.0)	(118,867)	(17,074)	(1.7)
Foreign currency exchange gains (losses)	9,477	0.3	(11,737)	(0.2)	(3,426)	(492)	(0.1)
Change in fair value of financial instruments	—	—	1,891	—	20,660	2,968	0.3
Others	4,148	0.1	29,378	0.6	68,837	9,887	1.0
Income before income tax	101,884	2.8	196,274	3.6	193,097	27,737	2.8
Income tax benefits (expenses)	31,525	0.8	(40,728)	(0.8)	(31,426)	(4,514)	(0.4)
Net income	133,409	3.6	155,546	2.8	161,671	23,223	2.4

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our total revenues increased by 27.1% from RMB5,387.6 million in 2018 to RMB6,845.6 million (US$983.3 million) in 2019. The increase in revenues primarily driven by the growth in our total active customers and total number of orders served during the period. The total number of orders increased by approximately 75.6% from approximately 2,301.5 thousand in 2018 to approximately 4,040.7 thousand in 2019. Our GMV grew from RMB8,048.2 million in 2018 to RMB13,785.3 million (US$1,980.1 million) in 2019.

Cost of revenues

Our cost of revenues increased by 27.6% from RMB4,427.8 million in 2018 to RMB5,648.6 million (US$811.4 million) in 2019, which was in line with the increase of total revenues.

Gross profit

As a result of the foregoing, our gross profit increased by 24.7% from RMB959.7 million in 2018 to RMB1,196.9 million (US$171.9 million) in 2019. Our gross margin remained stable in 2018 (17.8%) and 2019 (17.5%).

Operating expenses

Our operating expenses increased by 32.4% from RMB740.5 million in 2018 to RMB980.5 million (US$140.8 million) in 2019.

Fulfillment expenses. Our fulfillment expenses increased by 37.3% from RMB138.7 million in 2018 to RMB190.5 million (US$27.4 million) in 2019. The increase was primarily attributable to (i) the increase of delivery expenses, (ii) third-party payment commissions, and (iii) the increase in staff compensation and benefits expenses. Delivery expenses paid to third-party delivery companies increased from RMB47.0 million in 2018 to RMB63.2 million (US$9.1 million) in 2019. Third-party payment platform charges increased from RMB42.5 million in 2018 to RMB61.1 million (US$8.8 million) in 2019. These increases were resulted from the significant increase in our total number of orders. Staff compensation and benefits expenses for our fulfillment personnel increased from RMB30.9 million in 2018 to RMB43.7 million (US$6.3 million) in 2019.

Marketing expenses.  Our marketing expenses increased by 17.0% from RMB410.5 million in 2018 to RMB480.4 million (US$69.0 million) in 2019. The increase was primarily due to the increase in staff compensation and benefits expenses and sales commission. Staff compensation and benefits expenses increased from RMB132.9 million in 2018 to RMB190.1 million (US$27.3 million) in 2019. Sales commission increased from RMB33.3 million in 2018 to RMB50.7 million (US$7.3 million) in 2019.

Technology and content development expenses.  Our technology and content development expenses increased by 26.2% from RMB80.4 million in 2018 to RMB101.5 million (US$14.6 million) in 2019. The increase was primarily due to the continuous investment in the technology department in order to strengthen the driving force of technology for operation.

General and administrative expenses.  Our general and administrative expenses increased by 87.8% from RMB110.8 million in 2018 to RMB208.1 million (US$29.9 million) in 2019. The increase was primarily attributable to the increase in staff compensation and benefits of RMB20.4 million (US$2.9 million), rising professional fee of RMB11.5 million (US$1.6 million) and lease expenses associated with relocation of office of RMB6.2 million (US$0.9 million), and provision for doubtful debts of RMB8.7 million (US$1.3 million).

Other income (expenses)

We had other expenses of RMB23.0 million in 2018, compared to our other expenses of RMB23.4 million (US$3.4 million) in 2019.

Interest expenses, net.  Our interest expenses increased significantly from RMB42.5 million in 2018 to RMB109.4 million (US$15.7 million) in 2019. The increase in interest expenses was mainly due to the increasing interest expenses related to the convertible note issued in August 2018, which increased from RMB43.1 million in 2018 to RMB111.0 million (US$15.9 million) in 2019.

Foreign currency exchange (losses) gains.  We recorded a loss in foreign currency exchange of RMB3.4 million (US$0.5 million) in 2019, as compared to a loss of RMB11.7 million in 2018. The change in foreign currency exchange (losses) gains was mainly due to the depreciation of RMB against US$ in 2019.

Change in fair value of financial instruments. Our change in fair value of financial instruments increased significantly from RMB1.9 million in 2018 to RMB20.7 million (US$3.0 million) in 2019 which was mainly due to the gains from upward adjustment from the equity investment in Trytry Global Inc. of RMB22.4 million (US$3.2 million) in 2019,  which was nil in 2018.

Others.  Others increased significantly from RMB29.3 million in 2018 to RMB68.7 million (US$9.9 million) in 2019. The increase was mainly due to the increase in subsidy income granted by local authorities from RMB28.0 million in 2018 to RMB54.8 million (US$7.9 million) in 2019.

Net income

Our net income increased by 3.9% from RMB155.5 million in 2018 to RMB161.7 million (US$23.2 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our total revenues increased by 44.0% from RMB3,740.5 million in 2017 to RMB5,387.6 million in 2018. The increase in revenues primarily driven by the increase in the total number of orders and merchandise sales. The total number of orders increased by approximately 60.2% from approximately 1,437.0 thousand in 2017 to approximately 2,301.5 thousand in 2018. Our GMV grew from RMB5,262.4 million in 2017 to RMB8,048.2 million in 2018.

Cost of revenues

Our cost of revenues increased by 41.5% from RMB3,128.4 million in 2017 to RMB4,427.8 million in 2018, primarily attributable to the growth of our merchandising sales.

Gross profit

As a result of the foregoing, our gross profit increased by 56.8% from RMB612.0 million in 2017 to RMB959.7 million in 2018. Our gross margin increased from 16.4% in 2017 to 17.8% in 2018. The increase in our gross margin was primarily due to (i) our improved product mix with higher margin, and (ii) our improved of product sources by cooperating directly with brands.

Operating expenses

Our operating expenses increased by 43.2% from RMB517.2 million in 2017 to RMB740.5 million in 2018.

Fulfillment expenses. Our fulfillment expenses increased by 40.0% from RMB99.1 million in 2017 to RMB138.7 million in 2018. The increase was primarily attributable to (i) the increase of sales volume and total number of orders fulfilled which resulted in increased delivery expenses, and third-party payment commissions, and (ii) the increase in staff compensation and benefits expenses. Delivery expenses paid to third-party delivery companies increased from RMB32.3 million in 2017 to RMB47.0 million in 2018. Third-party payment platform charges increased from RMB24.0 million in 2017 to RMB42.5 million in 2018. These increases were resulted from the significant increase in our total number of orders. Staff compensation and benefits expenses for our fulfillment personnel increased from RMB28.3 million in 2017 to RMB30.9 million in 2018, including share based compensation RMB5.1 million in 2017 and RMB1.1 million in 2018.

Marketing expenses.  Our marketing expenses increased by 66.9% from RMB246.0 million in 2017 to RMB410.5 million in 2018. The increase was primarily due to the continuous investment in our marketing and brand awareness promotions as well as the compensation and benefits expenses for our sales related staff. Our advertising expenses increased from RMB111.2 million in 2017 to RMB191.5 million in 2018. Staff compensation and benefits expenses increased from RMB87.1 million in 2017 to RMB132.9 million in 2018, including share based compensation of RMB23.8 million in 2017 and RMB11.7 million in 2018.

Technology and content development expenses.  Our technology and content development expenses increased by 29.5% from RMB62.1 million in 2017 to RMB80.4 million in 2018. The increase was primarily due to the continuous investment in our technology department. Compensation and benefits expenses for technology department increased from RMB52.3 million in 2017 to RMB63.3 million in 2018, including share based compensation of RMB4.0 million in 2017 and RMB3.0 million in 2018.

General and administrative expenses.  Our general and administrative expenses increased by 0.6% from RMB110.1 million in 2017 to RMB110.8 million in 2018.

Other income (expenses)

We had other expenses of RMB23.0 million in 2018, compared to our other income of RMB7.1 million in 2017.

Interest expenses, net.  Our interest expenses increased significantly from RMB6.6 million in 2017 to RMB42.5 million in 2018. The increase in interest expenses was mainly due to the increase in bank and other borrowings in 2018.

Foreign currency exchange (losses) gains.  We recorded a loss in foreign currency exchange of RMB11.7 million in 2018, as compared to a gain of RMB9.5 million in 2017. The change in foreign currency exchange (losses)/gains was mainly due to the depreciation of RMB against US$ in 2018, compared to appreciation of RMB against US$ in 2017.

Others.  Others increased significantly from RMB4.1 million in 2017 to RMB31.3 million in 2018. The increase was mainly due to the increase in subsidy income granted by local authorities from RMB4.1 million in 2017 to RMB28.0 million in 2018.

Net income

Our net income increased by 16.6% from RMB133.4 million in 2017 to RMB155.5 million in 2018.

Inflation

Since we commenced our current business operations, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent in the consumer price index for December 2017, 2018 and 2019 increased by 1.8%, 1.9% and 4.5%, respectively. Although we have not in the past been materially affected by inflation since we commenced our current business operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.            Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from our financing activities primarily through the issuance of preferred shares through private placements, convertible note and warrants, as well as from proceeds of our initial public offering and borrowings. As of December 31, 2018 and 2019, we had RMB1,034.4 million and RMB709.8 million (US$102.0 million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist of cash on hand and time deposits, which have original maturities of three months or less and are readily convertible to decidable amounts of cash. As of December 31, 2019, we had RMB240.7 million (US$34.6 million) in the current portion of restricted cash, which consisted of cash deposits associated with one bank loan with principal amounts of RMB80.0 million (US$11.5 million) and deposits to suppliers. The use of cash deposit and its interest is restricted by the bank until the corresponding loan is fully repaid.

In May 2017, we entered into an amendment to the facility agreement with SPD Silicon Valley Bank Co., Ltd., or SPD. Pursuant to the amendment, the facility in the amount of RMB50.0 million was extended for one year with an interest rate of 7.35% per annum and matured in May 2018. In May 2018, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2018. In August 2018, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in May 2019. In May 2019, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2019. In August 2019, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2020. In addition, RMB250.9 million of inventories and RMB 14.1 million of equipment  were pledged to SPD as collaterals as of December 31, 2018; RMB260.7 million (US$37.4 million) of inventories and RMB11.4 million (US$1.6 million) of equipment were pledged to SPD as collaterals as of December 31, 2019. A guarantee was provided by our wholly-owned subsidiary in Hong Kong S.A.R. and us. Both of the original facility and amended facility agreements contain certain financial and nonfinancial covenants. As of December 31, 2018 and 2019, we met the financial covenants. As of December 31, 2018 and 2019, the outstanding balances of the short-term portion of the facilities were RMB50.0 million (US$7.2 million).

In November 2017, we entered into a two-and-half year loan agreement with National Trust Co., Ltd. in the amount of RMB150.0 million, which would mature in May 2020 and bears a fixed interest rate of 3.38% per annum. The loan is collateralized with a cash deposit of RMB123.8 million with Xiamen International Bank, which was the consignor in the loan agreement. As of December 31, 2019, all loan amounts were settled and the cash deposit amounting to RMB123.8 million became unrestricted following the loan settlement.

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

During 2018, we entered into two more agreements with the third party non-financial institution that permits us to borrow short-term borrowings at the interest rate of 10%. We received RMB15.0 million and RMB20.4 million in June 2018 and August 2018, respectively. The accounts receivables of RMB15.0 million and RMB20.4 million were pledged to the third party as collaterals, we repaid these borrowings in August 2018 and October 2018, respectively. No balance was outstanding as of December 31, 2018. During 2019, we entered into four more agreements with the third-party non-financial institution that permits us to borrow short-term borrowings at the interest rate of 10%. We received RMB100.0 million (US$14.4 million) and RMB118.0 million (US$16.9 million) in June 2019 and September 2019, respectively, with accounts receivable of RMB84.6 million (US$12.2 million) and RMB85.6 million (US$12.3 million) pledged to the third party as collaterals, respectively. We repaid these borrowings in July 2019 and October 2019, respectively. No balance was outstanding as of December 31, 2019.

In December 2019, we entered into a short-term borrowing agreement with a third-party non-financial institution and borrowed RMB29.5 million (US$4.2 million) with an interest rate of 9.5% per annum and a maturing term of six months.

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

In June 2020, we issued, sold and delivered to Qudian 5,102,041 Class A ordinary shares for which we have received US$50.0 million.

In December 2018, we entered into a loan agreement with Shanghai Pudong Development Bank Co., Ltd. for an amount of RMB80.0 million with an interest rate of 4.35% per annum, a maturing term of one year. In December 2019, we repaid RMB80.0 million (US$11.5 million) under this loan agreement, and concurrently renew the loan agreement with maturity in one year with an interest rate of 3.92% per annum. A restricted cash deposit of RMB90.5 million (US$13.0 million) was deposited to the bank for this borrowing.

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our variable interest entities and their subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and filing requirements. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and government control in currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated variable interest entities or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and variable interest entities when needed. Notwithstanding the forgoing, our PRC subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our variable interest entities either through entrusted loans from our PRC subsidiaries to our variable interest entities or direct loans to such variable interest entities’ nominee shareholders, which would be contributed to the consolidated variable entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the variable interest entities’ share capital.

As of December 31, 2019, cash and cash equivalents, time deposits, and restricted cash in an aggregate amount of US$14.9 million, RMB0.2 million, HK$4.2 million, MYR2.7 million, EUR10 thousand and JPY6.0 million were held by Secoo Holding Limited and its non-PRC subsidiaries in Hong Kong and overseas. As of December 31, 2019, our subsidiaries in China held cash in the amount of RMB1.6 million (US$0.2 million), and our variable interest entities and their subsidiaries held cash in the amount of RMB832.5 million (US$119.6 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purposes.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(177,511)	(651,462)	(244,322)	(35,094)
Net cash (used in)/provided by investing activities	(311,581)	146,102	16,565	2,380
Net cash provided by financing activities	922,057	995,948	54,354	7,807
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(11,873)	3,380	1,132	162
Cash, cash equivalents and restricted cash at the beginning of the year	211,347	632,439	1,126,407	161,798
Cash, cash equivalents and restricted cash at the end of the year	632,439	1,126,407	954,136	137,053

Operating activities

Net cash used in operating activities for the year ended December 31, 2019 was RMB244.3 million (US$35.1 million). This amount was primarily attributable to net income of RMB161.7 million (US$23.2 million), (i) changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in inventories of RMB969.5 million (US$139.3 million), and an increase in prepayments and other current assets of RMB283.2 million (US$40.7 million); (ii)change in fair value of financial instruments which negatively affected of RMB20.7 million (US$3.0million), and gain from disposal of a subsidiary which negatively affected of RMB13.5million (US$1.9 million); partly offset by (iii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in accrued expenses and other liabilities of RMB594.4 million (US$85.4 million), an increase in accounts payable of RMB58.0 million (US$8.3 million), an increase in deferred revenue of RMB35.5 (US$5.1 million), an increase in income tax payable of RMB63.4 million (US$9.1 million), an increase in long-term liabilities of RMB48.2 million (US$6.9 million) and a decrease in advance to suppliers of RMB97.4 million (US$14.0 million).

Net cash used in operating activities for the year ended December 31, 2018 was RMB651.5 million. This amount was primarily attributable to net income of RMB155.5 million, (i) changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in inventories of RMB519.5 million, an increase in advance to suppliers of RMB375.0 million and an increase in prepayments and other assets of RMB99.6 million; partly offset by (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in accounts payable of RMB175.7 million.

Net cash used in operating activities for the year ended December 31, 2017 was RMB177.5 million. This amount was primarily attributable to net income of RMB133.4 million, (i) changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in inventories of RMB439.1 million and an increase in advance to suppliers of RMB48.9 million; partly offset by (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in accrued expenses and other liabilities of RMB113.8 million, an increase in accounts payable of RMB43.8 million and an increase in advance from customers of RMB26.8 million.

Investing activities

Net cash provided by investing activities amounted to RMB16.6 million (US$2.4 million) in 2019, primarily attributable to the proceeds from maturity of time deposits of RMB67.3million (US$9.7 million) and proceeds from disposal of investment securities of RMB35.9 million (US$5.2 million), offset purchase of property and equipment of RMB35.4 million (US$5.1 million) and acquisition of investment in equity investees of RMB43.8 million (US$6.3 million).

Net cash provided by investing activities amounted to RMB146.1 million in 2018, primarily attributable to the proceeds from maturity of time deposits of RMB292.3 million, offset by purchase of time deposits of RMB68.6 million, purchase of equity security and put option of RMB31.4 million and purchase of property and equipment of RMB44.8 million.

Net cash used in investing activities amounted to RMB311.6 million in 2017, primarily attributable to the purchase of time deposits amounted to RMB292.3 million and the purchase of property and equipment of RMB19.3 million.

Financing activities

Net cash provided by financing activities amounted to RMB54.4 million (US$7.8 million) in 2019, primarily attributable to the proceeds from short-term borrowings, long-term borrowings, and other borrowings of RMB183.6 million (US$26.4 million), RMB30.0 million (US$4.3 million) and RMB247.5 million (US$35.6 million), respectively, offset by repayment of short-term borrowings and other borrowings of RMB183.7 million (US$26.4 million) and RMB218.0 million (US$31.3 million), respectively.

Net cash provided by financing activities amounted to RMB995.9 million in 2018, primarily attributable to the proceeds from issuance of convertible notes, amounting to RMB1,195.5 million and proceeds from short-term borrowings of RMB180.0 million, offset by repayment of short-term borrowings of RMB161.1 million and repayment of long-term borrowings of RMB150.0 million.

Net cash provided by financing activities amounted to RMB922.1 million in 2017, primarily attributable to the proceeds from our initial public offering, amounting to RMB862.2 million.

Capital Expenditures

Our capital expenditures amounted to RMB19.3 million in 2017, RMB44.8 million in 2018 and RMB35.4 million (US$5.1 million) in 2019. Between January 1, 2017 and December 31, 2019, our capital expenditures were principally used for our leasehold improvements, as well as purchases of office and other operating equipment and motor vehicles.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances, rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model.

Additionally, in April 2019, the FASB issued ASU No.2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief, and in November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, and ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. The standard is effective for us beginning  on January 1, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. We do not expect any material impact on its consolidated financial statements upon the adoption of ASU 2017-04.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (i) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (ii) adding certain quantitative disclosures, including (a) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (b) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (iii) removing certain fair value measurement disclosure requirements, including (a) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (b) the policy for timing of transfers between levels of the fair value hierarchy and (c) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We do not expect any material impact on its consolidated financial statements.

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

Intellectual Property

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2019, we owned 17 patents, 506 registered trademarks, copyrights to 37 software programs developed by us relating to various aspects of our operations and 68 registered domain names, including secoo.com. Of the 506 registered trademarks, 479 are registered in the PRC, 17 are registered in Hong Kong, 4 are registered in the US, and 6 are registered in Europe. We are in the process of applying for 2 patents in the PRC.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2019 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.            Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.            Tabular Disclosure of Contractual Obligation

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating lease obligations(1)	184,152	52,946	88,655	42,551	—
Borrowings(2)	1,656,888	224,406	1,432,482	—	—
Total	1,841,040	277,352	1,521,137	42,551	—

Notes:

(1)         We lease logistics centers, offline experience centers, customer service center and office space under non-cancelable operating lease agreements that expire at various dates through 2023. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our lessors. We incurred operating lease expenses of RMB34.1 million in 2017, RMB39.6 million in 2018 and RMB59.9 million (US$8.6 million) in 2019, respectively.

(2)         Includes RMB246.6 million (US$35.4 million) interest expense obligation at the interest rate under the borrowing agreements.

G.            Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Rixue Li	45	Chairman of the Board and Chief Executive Officer
Jeacy Jisheng Yan	40	Director
Ravi Thakran	57	Director
Jun Wang	49	Independent Director
Xiaoquan Zhang	46	Independent Director
Jian Wang	47	Independent Director
Wenning Xing	45	Independent Director
Shaojun Chen	46	Chief Financial Officer

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

B.            Compensation

In 2019, we paid an aggregate of approximately RMB2.9 million (US$0.4 million) in cash to our executive officers, and we paid approximately RMB1.1 million (US$0.2 million) in cash to our non-executive director. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2017 Employee Stock Incentive Plan

On December 31, 2014, we adopted a 2014 Employee Stock Incentive Plan, or the 2014 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business.

We have adopted a 2017 Employee Stock Incentive Plan, or the 2017 Plan, which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of our shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares as of December 31, 2019.

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

The following table summarizes, as of December 31, 2019, the options granted under our 2017 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaojun Chen	*	0.001	December 31, 2014	December 31, 2024
Total	*	—	—	—

*         Less than 1% of our total outstanding share capital

As of December 31, 2019, other individuals as a group held options to purchase 1,103,878 Class A ordinary shares of our company with an exercise price of US$0.001 per Class A ordinary share.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are generally not subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of the shareholders. A director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and our board of directors resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

D.            Employees

As of December 31, 2017, 2018 and 2019, we had 829, 1,329 and 1,010 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2019:

Function	Number of employees
Business development, sales and marketing	519
Technology support	140
Fulfillment	187
Administration and management	164
Total	1,010

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

The calculations in the table below are based on 30,224,240 ordinary shares outstanding as of the date of this annual report on an as-converted basis, consisting of 23,652,811 Class A ordinary shares and 6,571,429 Class B ordinary shares outstanding, excluding 517,454 Class A ordinary shares reserved as treasury stock.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As-converted Basis	% of Total Ordinary Shares on an As- converted Basis†	% of Aggregate Voting Power††
Directors and Executive Officers:
Richard Rixue Li(1)	*	6,571,429	6,572,929	21.7	84.7
Jeacy Jisheng Yan(2)	—	—	—	—	—
Ravi Thakran	—	—	—	—	—
Jun Wang	—	—	—	—	—
Xiaoquan Zhang	—	—	—	—	—
Jian Wang	—	—	—	—	—
Wenning Xing	—	—	—	—	—
Shaojun Chen	*	—	*	*	*
All Directors and Executive Officers as a Group	*	6,571,429	6,645,939	22.0	84.8
Principal Shareholders:
Siku Holding Limited (3)	—	6,571,429	6,571,429	21.7	84.7
Qu Plus Limited (4)	5,102,041	—	5,102,041	16.9	3.3
IDG Funds(5)	4,964,889	—	4,964,889	16.4	3.2
CMC Galaxy Holdings Ltd(6)	2,376,854	—	2,376,854	7.9	1.5
Pingan entities(7)	1,861,782	—	1,861,782	6.2	1.2

*                           Less than 1%.

**       Except for Ms. Jeacy Jisheng Yan, the business address for our directors and executive officers is Secoo Tower-Sanlitun Rd A No. 3 Courtyard Bldg 2, Chaoyang District, Beijing, 100027, The People’s Republic of China.

†         For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group (including voting rights granted by other shareholders who retain the economic interest in the shares being voted) by the sum of the total number of shares outstanding, which is 30,224,240 as of the date of this annual report and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

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

(4)         Represents 5,102,041 Class A ordinary shares directly held by Qu Plus Limited. Qu Plus Limited is a BVI limited company which is ultimately controlled by Qudian Inc. The registered address of Qu Plus Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(5)         Represents (i) 99,206 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ii) 92,639 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (iii) 6,568 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (iv) 1,250,000 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (v) 758,929 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (vi) 625,313 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (vii) 44,330 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (viii) 396,825 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ix) 370,556 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (x) 26,270 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (xi) 220,315 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (xii) 205,729 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (xiii) 14,585 ordinary shares directly held by IDG-Accel China III Investors L.P., (xiv) 548,752 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (xv) 38,903 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (xvi) 248,362 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., and (xvii) 17,607 Class A ordinary shares directly held by IDG-Accel China III Investors L.P. IDG Technology Venture Investment IV, L.P. is a Delaware limited partnership which is controlled by its sole general partner, IDG Technology Venture Investment IV, LLC, which is controlled by its two managing members, Mr. Quan Zhou and Mr. Chi Sing Ho. IDG-Accel China Growth Fund III L.P.is a Cayman Islands limited partnership which is controlled by its immediate general partner IDG-Accel China Growth Fund III Associates L.P., or IDG-Accel III Associates L.P., a Cayman Islands limited partnership. IDG-Accel III Associates L.P. is controlled by its general partner IDG-Accel China Growth Fund GP III Associates Ltd., or IDG-Accel III Associates Ltd., a Cayman Islands limited company. IDG-Accel China III Investors L.P. is a Cayman Islands limited partnership which is controlled by its sole general partner, IDG-Accel III Associates Ltd. Mr. Quan Zhou and Mr. Chi Sing Ho are currently serving as members of board of directors of IDG-Accel III Associates Ltd. IDG Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P. are collectively referred to as the IDG Funds.

(6)         Represents 2,376,854 Class A ordinary shares directly held by CMC Galaxy Holdings Ltd. CMC Galaxy Holdings Ltd is a Cayman Islands company wholly owned by CMC Capital Partners L.P., a Cayman Islands exempted limited partnership acting by its general partner, CMC Capital Partners GP, L.P., a Cayman Islands exempted limited partnership activity by its general partner, CMC Capital Partners GP, Ltd., a Company incorporated with limited liability in the Cayman Islands. CMC Capital Partners GP, Ltd. is ultimately controlled indirectly by Mr. Ruigang Li. The registered address of CMC Galaxy Holdings Ltd is Harneys Services (Cayman) Limited at 4th Floor, Harbour Place, 103 South Church Street, George Town, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(7)         Represents (i) 1,063,875 Class A ordinary shares directly held by Pingan eCommerce Limited Partnership and (ii)797,907 Class A ordinary shares directly held by Rhythm Way Limited. Pingan eCommerce Limited Partnership is a Cayman Islands limited partnership which is ultimately controlled by Ping An Insurance (Group) Company of China, Ltd. The registered address of Pingan eCommerce Limited Partnership is Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands. Rhythm Way Limited is a British Virgin Islands company beneficially owned by Pingan eCommerce Limited Partnership. The registered address of Rhythm Way Limited is PO Box 957, Road Town, Torrola, British Virgin Islands. Pingan eCommerce Limited Partnership and Rhythm Way Limited are collectively referred as Pingan Entities.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Transactions with Shareholders and Affiliates

During the year ended December 31, 2017, we paid RMB0.3 million on behalf of Jiangxi Tiangong Hi Tech Co., Ltd. (“Jiangxi Tiangong”), a related party that under the control of Mr. Richard Rixue Li, the Group’s chairman and chief executive officer. We have amount due from Jiangxi Tiangong of RMB0.04 million and RMB0.03 million (US$4 thousand) as of December 31, 2018 and 2019, respectively.

During the year ended December 31, 2018, we paid RMB2.1 million on behalf of Yichun Guangyao Technology Co., Ltd., a related party that under the control of Mr. Richard Rixue Li, our chairman and chief executive officer, which was repaid during the year ended December 31, 2019.

During the year ended December 31, 2015, we borrowed RMB18.0 million from Mr. Richard Rixue Li, our chairman and executive officer, to fund working capital, among which RMB1.0 million, RMB0.5 million and RMB0.3 million (US$0.04 million) were repaid during the years ended December 31, 2017, 2018 and 2019, respectively. We have an amount due to Mr. Richard Rixue Li for RMB0.8 million and RMB0.5 million (US$0.07 million) as of December 31, 2018 and 2019, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

During the year ended December 31, 2018, we borrowed RMB4.5 million from Mr. Rimei Li, CEO of our subsidiary, to fund working capital, RMB4.1 million and RMB0.4 million (US$0.06 million) were repaid during the years ended December 31, 2018 and 2019, respectively. We have an amount due to Mr. Rimei Li for RMB0.4 million and nil as of December 31, 3018 and 2019, respectively.

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

B.            Memorandum and Articles of Association

The following are summaries of material provisions of our current memorandum and articles of association, insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.5 to this Annual Report on Form 20-F is incorporated herein by reference.

Ordinary Shares

General.   All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when entered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”) and our current memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, increase, sub-divide or consolidate our share capital by ordinary resolution.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

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

Variations of Rights of Shares.  If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be materially adversely varied with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of the class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Changes in Capital. Our company may from time to time by ordinary resolution of our shareholders:

•                  increase our share capital by new shares of such amount as it thinks expedient;

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

Our current memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our current memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Suite#4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311,, Grand Cayman KY1-1209, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

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

PRC

Our PRC subsidiaries and consolidated variable interest entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was further amended on February 24, 2017 and December 29, 2018, respectively, and its implementation rules, which became effective on January 1, 2008 and was further amended on April 23, 2019, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our PRC subsidiaries and consolidated variable interest entities are all subject to the tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this annual report.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the Internal Revenue Service (the “Service”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion does not describe all of the U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•                  banks, insurance companies and other financial institutions;

•                  tax-exempt entities;

•                  real estate investment trusts;

•                  regulated investment companies;

•                  dealers or traders in securities;

•                  certain former citizens or residents of the United States;

•                  persons that elect to mark their securities to market;

•                  persons holding our ADSs or ordinary shares as part of a “straddle,” conversion or other integrated transaction;

•                  persons that have a functional currency other than the U.S. dollar; and

•                  persons that actually or constructively own 10% or more of our equity (by vote or value).

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax considerations to it in light of its particular situation as well as any considerations arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding our ADSs or ordinary shares is urged to consult its tax advisor regarding the tax considerations generally applicable to it of the ownership and disposition of our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with its terms. If a U.S. Holder holds ADSs, such holder should be treated as the beneficial holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

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

Based on our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2019 and we do not expect to be classified as a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may become classified as a PFIC for future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the owner of our variable interest entities for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

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

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit on foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Taxable Disposition of our ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC because we are deemed to be a PRC resident enterprise, and such gain is deemed to be U.S. source gain, a U.S. Holder may not be able to credit such tax against their U.S. federal income tax liability unless such U.S. Holder has other income from foreign sources in the appropriate category for purposes of the foreign tax credit rules. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source gain. Each U.S. Holder is urged to consult its tax advisor regarding the tax considerations if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, and unless such U.S. Holder makes a “mark-to-market” election (as described below), such U.S. Holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to such U.S. Holder (which generally means any distribution paid during a taxable year to such U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  amounts allocated to the current taxable year and any taxable years in such U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC will be taxable as ordinary income; and

•                  amounts allocated to each of the other taxable years will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

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

A U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock to mitigate certain adverse tax consequences described above. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NASDAQ Global Market or other market as defined in applicable Regulations). We believe that a U.S. Holder may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that our ADSs remain listed on the NASDAQ Global Market and that our ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, such holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder would generally continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for a U.S. Holder to make a qualified electing fund election in the event that we are classified as a PFIC.

If we are classified as a PFIC, a U.S. Holder must file an annual report with the IRS. Each U.S. Holder is urged to consult its tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues are denominated in RMB. And our expenses are denominated in RMB, U.S. dollars or EUR. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We obtain borrowings from commercial banks and third parties from time to time to meet our working capital expenditure requirements. All of our bank and third parties borrowings as of December 31, 2019 bear fixed interest rates and have maturity terms less than three years. If we were to renew any of these borrowings, we might be subject to interest rate risk.

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

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. For the year ended December 31, 2019, we did not receive any reimbursement from the depositary.

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

The F-1 Registration Statement was declared effective by the SEC on September 19, 2017. For the period from the effective date of the F-1 Registration Statement to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included US$7.7 million in underwriting discounts and commissions for the initial public offering and approximately US$2.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$100.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from September 19, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2019, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$42.2 million invested in our marketing and branding efforts, US$15.0 million used in strengthening our IT infrastructure and technology capabilities, US$20.0 million used to expand our logistic network, and US$22.9 million used for general corporate purposes.

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

Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2019. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In connection with the audit of our consolidated financial statements as of December 31, 2019 and for the year ended December 31, 2019, we identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

We will continue to recruit experienced personnel to build a strong accounting and finance team. However, we cannot assure you that we complete such implementation in a timely manner. See “Item 3.D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Attestation Report of the Company’s Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.

Changes in Internal Control over Financial Reporting

In 2019, we took actions to address the abovementioned material weakness: we have (i) hired a new reporting manager and a new reporting associate with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, who also have experience in internal control, internal audit and SOX compliance; (ii) launching of a new accounting system to ensure sales data generated and maintained by various business applications are complete and accurate and can be reconciled with the financial reporting system on time, which also enhance our effectiveness and enhance control of financial analysis. In addition, we will continue to take other steps to strengthen our internal control over financial reporting, including (i) establishing a formal and regular training program for accounting personnel, including attending external U.S. GAAP training and (ii) implementing and formalizing comprehensive internal controls over financial reporting, including developing a comprehensive policy and procedure manual, to allow for prevention, early detection and resolution of potential compliance issues.

Other than the implementation and refinement of the controls necessary to remediate the previous year’s material weakness, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	8,061.5	8,948.4
Tax fees(2)	—	1,270.0

(1)         “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements.

(2)         “Tax fees” means the aggregate fees billed for services rendered by independent registered public accounting firm for transfer pricing and research and development super deduction services.

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

The following table sets forth a summary of our repurchase of our ADSs under the share repurchase program described in the paragraph above. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 16, 2017.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
September 10 — September 28, 2018	315,719	US$	13.14	315,719	US$	9,391,923
Total	315,719	US$	13.14	315,719	US$	9,391,923

ITEM 16F.       CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.      CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. We rely on home country practice exemption with respect to the requirement for annual shareholders meeting and did not hold an annual shareholders meeting in 2019. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market corporate governance listing standards.”

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

2.5*	Description of Securities

4.1	2014 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.2	2017 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1/A filed on September 11, 2017 (File No. 333-220174))

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

4.5

English translation of the Share Pledge Agreement between Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo dated May 8, 2017 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.6

English translation of the Exclusive Option Agreement between Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo dated May 24, 2011 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.7

English translation of the Powers of Attorney between Kutianxia and the shareholders of Beijing Secoo taking effect from May 24, 2011 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.8

English translation of the Exclusive Intellectual Property Purchase Agreement between Kutianxia and Beijing Secoo dated May 24, 2011 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.9

English translation of the Exclusive Business Cooperation Agreement between Kutianxia and Beijing Secoo dated May 24, 2011 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.10

The Equity Interest Pledge Agreement between Kutianxia, Beijing Auction and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.11

The Exclusive Option Agreement between Kutianxia, Beijing Auction and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.12

The Powers of Attorney between Kutianxia and the shareholders of Beijing Auction taking effect from September 15, 2014 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.13

The Loan Agreement between Kutianxia and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.14

The Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.15

English translation of the Supplemental Agreement to Exclusive Business Cooperation Agreement between Kutianxia and Beijing Secoo dated March 26, 2015 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.16

The Supplement Agreement to the Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction dated March 26, 2015 (incorporated herein by reference to Exhibit 10.16 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.17

Loan Agreement between Beijing Secoo and National Trust Co., Ltd. dated December 20, 2017 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 26, 2018 (File No. 001-38201))

4.18

Deposit Pledge Agreements between Hong Kong Secoo and National Trust Co., Ltd. dated December 20, 2017 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 26, 2018 (File No. 001-38201))

Exhibit Number	Description of Document

4.19

Convertible Note and Warrant Subscription Agreement between Secoo and Great World Lux Pte. Ltd dated July 9, 2018 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 29, 2019 (File No. 001-38201))

4.20*	Share Purchase Agreement between Secoo and Qu Plus Limited dated June 3, 2020

4.21*	Investor Rights Agreement among Secoo, Qu Plus Limited and Mr. Richard Rixue Li dated June 4, 2020

8.1*	List of Principal Subsidiaries and Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Secoo Holding Limited

By:	/s/ Richard Rixue Li
	Name:	Richard Rixue Li
	Title:	Director and Chief Executive Officer

Date: June 11, 2020

SECOO HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Secoo Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Secoo Holding Limited and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in note 2 to the consolidated financial statements, as of January 1, 2018, the Company has changed its method of accounting for revenue recognition due to the adoption of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. In addition, as of January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of ASC Topic 842, Leases.

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

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2016.

Beijing, China
June 11, 2020

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash and cash equivalents	1,034,385	709,823	101,960
Time deposits	68,632	—	—
Restricted cash	89,222	240,741	34,580
Investment securities	26,032	2,318	333
Accounts receivable, net	119,580	123,226	17,700
Inventories	1,712,740	2,680,428	385,019
Advances to suppliers	429,219	333,826	47,951
Prepayments and other current assets, net	133,551	431,107	61,925
Amounts due from related parties	13,284	30	4
Total current assets	3,626,645	4,521,499	649,472

Non-current assets
Property and equipment, net	56,698	83,816	12,039
Intangible asset, net	12,267	10,390	1,492
Restricted cash	2,800	3,572	513
Investments in equity investees	2,859	71,595	10,284
Deferred tax assets	51,214	106,637	15,317
Goodwill	20,413	23,560	3,384
Operating lease right-of-use assets	—	159,321	22,885
Other non-current assets	19,030	16,806	2,418
Total non-current assets	165,281	475,697	68,332

Total assets	3,791,926	4,997,196	717,804

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
			(Note 2(e))
LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of consolidated VIEs without recourse to the Company of RMB134,324 and RMB159,500 as of December 31, 2018 and 2019, respectively. Note 1)	134,324	159,500	22,911
Accounts payable (including accounts payable of consolidated VIEs without recourse to the Company of RMB384,280 and RMB324,069 as of December 31, 2018 and 2019, respectively. Note 1)	498,579	569,045	81,738
Amounts due to related parties (including amount due to related parties of consolidated VIEs without recourse to the Company of RMB1,561 and RMB330 as of December 31, 2018 and 2019, respectively. Note 1)	1,564	488	70
Advances from customers (including advances from customers of consolidated VIEs without recourse to the Company of RMB63,684 and RMB30,707 as of December 31, 2018 and 2019, respectively. Note 1)	66,954	57,122	8,205
Income tax payable (including income tax payable of consolidated VIEs without recourse to the Company of RMB42,699 and RMB91,516 as of December 31, 2018 and 2019, respectively. Note 1)	47,278	110,615	15,888
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIEs without recourse to the Company of RMB235,461 and RMB807,348 as of December 31, 2018 and 2019, respectively. Note 1)	305,436	895,694	128,659
Deferred revenue (including deferred revenue of consolidated VIEs without recourse to the Company of RMB62,372 and RMB97,859 as of December 31, 2018 and 2019, respectively. Note 1)	62,478	97,965	14,072
Operating lease liabilities (including operating lease liabilities of consolidated VIEs without recourse to the Company of nil and RMB32,602 as of December 31, 2018 and 2019, respectively. Note 1)	—	38,608	5,546
Total current liabilities	1,116,613	1,929,037	277,089

Non-current liabilities
Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion, of consolidated VIEs without recourse to the Company of nil and RMB30,000 as of December 31, 2018 and 2019, respectively. Note 1)	1,151,560	1,215,249	174,560
Operating lease liabilities (including operating lease liabilities of consolidated VIEs without recourse to the Company of nil and RMB108,672 as of December 31, 2018 and 2019, respectively. Note 1)	—	113,782	16,344
Long-term liabilities (including long-term liabilities of consolidated VIEs without recourse to the Company of RMB14,240 and RMB9,165 as of December 31, 2018 and 2019, respectively. Note 1)	14,240	77,344	11,110
	1,165,800	1,406,375	202,014

Total liabilities	2,282,413	3,335,412	479,103
Commitments and contingencies (Note 27)

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
			(Note 2(e))
Mezzanine Equity
Redeemable non-controlling interest	7,587	9,337	1,341
Total mezzanine equity	7,587	9,337	1,341

Shareholders’ Equity

Class A ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 19,068,224 shares issued, 18,550,770 shares outstanding as of December 31, 2018 and 2019)	126	126	18
Class B ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 6,571,429 shares issued and outstanding as of December 31, 2018 and 2019; each Class B ordinary shares is convertible into one Class A ordinary share)	41	41	6
Treasury shares (517,454 Class A ordinary shares as of December 31, 2018 and 2019, at cost)	(71,018)	(71,018)	(10,201)
Additional paid-in capital	2,839,342	2,848,145	409,110
Accumulated losses	(1,280,753)	(1,126,330)	(161,787)
Accumulated other comprehensive loss	(6,373)	(26,500)	(3,806)
Total equity attributable to ordinary shareholders	1,481,365	1,624,464	233,340
Non-redeemable non-controlling interest	20,561	27,983	4,020
Total Shareholders’ Equity	1,501,926	1,652,447	237,360

Total liabilities, mezzanine equity and shareholders’ equity	3,791,926	4,997,196	717,804

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(e))
Revenues:
Merchandise sales	3,680,795	5,244,446	6,609,874	949,449
Marketplace and other services	59,660	143,131	235,706	33,857
Total revenues	3,740,455	5,387,577	6,845,580	983,306

Cost of revenues	(3,128,441)	(4,427,844)	(5,648,633)	(811,375)

Gross profit	612,014	959,733	1,196,947	171,931

Operating expenses:
Fulfillment expenses	(99,064)	(138,710)	(190,503)	(27,364)
Marketing expenses	(245,989)	(410,548)	(480,442)	(69,011)
Technology and content development expenses	(62,081)	(80,398)	(101,477)	(14,576)
General and administrative expenses	(110,059)	(110,802)	(208,052)	(29,885)
Total operating expenses	(517,193)	(740,458)	(980,474)	(140,836)

Income from operations	94,821	219,275	216,473	31,095

Other income (expenses):
Interest income	2,339	12,870	9,420	1,353
Interest expenses	(8,901)	(55,403)	(118,867)	(17,074)
Foreign currency exchange gains (losses)	9,477	(11,737)	(3,426)	(492)
Change in fair value of financial instruments	—	1,891	20,660	2,968
Others	4,148	29,378	68,837	9,887
Income before income tax	101,884	196,274	193,097	27,737
Income tax benefits (expenses)	31,525	(40,728)	(31,426)	(4,514)
Net income	133,409	155,546	161,671	23,223
Less: Gain (loss) attributable to redeemable non-controlling interest	(298)	2,001	1,120	161
Less: Gain (loss) attributable to non-redeemable non-controlling interest	(349)	1,712	5,499	790
Net income attributable to Secoo Holding Limited	134,056	151,833	155,052	22,272
Accretion to redeemable non-controlling interest redemption value	(798)	—	(629)	(90)
Accretion to preferred share redemption value	(202,679)	—	—	—
Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	(69,421)	151,833	154,423	22,182

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(e))

Net income	133,409	155,546	161,671	23,223
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	81,834	(1,041)	(19,955)	(2,866)
Total other comprehensive income (loss), net of income taxes	81,834	(1,041)	(19,955)	(2,866)
Comprehensive income	215,243	154,505	141,716	20,357
Less: Comprehensive income (loss) attributable to redeemable non-controlling interest	(298)	2,005	1,121	161
Less: Comprehensive income (loss) attributable to non-redeemable non-controlling interest	(283)	1,736	5,671	815
Comprehensive income attributable to ordinary shareholders of Secoo Holding Limited	215,824	150,764	134,924	19,381

Net income (loss) per Class A and Class B ordinary share
—Basic	(5.55)	6.02	6.15	0.88
—Diluted	(5.55)	5.80	5.89	0.85
Weighted average number of Class A and Class B ordinary shares outstanding used in computing net income (loss) per share
—Basic	12,500,821	25,235,404	25,122,199	25,122,199
—Diluted	12,500,821	26,182,922	26,221,104	26,221,104

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share data)

	Class A ordinary shares		Class B ordinary shares		Treasury Shares		Additional paid-in capital	Accumulated losses	Accumulated other comprehensive income/ (loss)	Total shareholder’s (deficit)/ equity	Non-redeemable non-controlling interest	Total (deficit)/ equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2017	7,500,000	47	—	—	—	—	—	(1,363,165)	(87,072)	(1,450,190)	2,037	(1,448,153)
Net income for the year	—	—	—	—	—	—	—	134,056	—	134,056	(349)	133,707
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of issuance cost	5,403,846	36	—	—	—	—	862,125	—	—	862,161	—	862,161
Re-designating Class A ordinary shares to Class B ordinary shares	(6,571,429)	(41)	6,571,429	41	—	—	—	—	—		—	—
Conversion of preferred shares to Class A ordinary shares	12,735,807	84	—	—	—	—	1,855,185	—	—	1,855,269	—	1,855,269
Share-based compensation	—	—	—	—	—	—	46,077	—	—	46,077	—	46,077
Repurchase of Class A ordinary shares	—	—	—	—	(359,595)	(42,606)	—	—	—	(42,606)	—	(42,606)
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(798)	—	(798)	—	(798)
Redeemable Convertible Preferred Shares redemption value accretion	—	—	—	—	—	—	—	(202,679)	—	(202,679)	—	(202,679)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	81,768	81,768	66	81,834
Balance as of December 31, 2017	19,068,224	126	6,571,429	41	(359,595)	(42,606)	2,763,387	(1,432,586)	(5,304)	1,283,058	1,754	1,284,812
Net income for the year	—	—	—	—	—	—	—	151,833	—	151,833	1,712	153,545
Share-based compensation	—	—	—	—	—	—	23,675	—	—	23,675	—	23,675
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	17,071	17,071
Repurchase of Class A ordinary shares	—	—	—	—	(157,859)	(28,412)	—	—	—	(28,412)	—	(28,412)
Beneficial conversion feature on convertible note (Note 14)	—	—	—	—	—	—	44,072	—	—	44,072	—	44,072
Issuance of warrant (Note 14)							8,208			8,208		8,208
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(1,069)	(1,069)	24	(1,045)
Balance as of December 31, 2018	19,068,224	126	6,571,429	41	(517,454)	(71,018)	2,839,342	(1,280,753)	(6,373)	1,481,365	20,561	1,501,926
Net income for the year	—	—	—	—	—	—	—	155,052	—	155,052	5,499	160,551
Share-based compensation	—	—	—	—	—	—	8,803	—	—	8,803	—	8,803
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	1,751	1,751
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(629)	—	(629)	—	(629)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(20,127)	(20,127)	172	(19,955)
Balance as of December 31, 2019	19,068,224	126	6,571,429	41	(517,454)	(71,018)	2,848,145	(1,126,330)	(26,500)	1,624,464	27,983	1,652,447
US$ (Note 2(e))		18		6		(10,201)	409,110	(161,787)	(3,806)	233,340	4,020	237,360

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net income	133,409	155,546	161,671	23,223
Adjustments to reconcile net income to net cash used in operating activities
Share-based compensation	46,077	23,675	8,803	1,264
Inventory write-downs	1,328	9,018	14,273	2,050
Depreciation and amortization expenses	13,424	18,233	25,417	3,651
Reduction in the carrying amount of the operating lease right-of-use assets	—	—	28,549	4,101
Loss on disposal of property and equipment	1,540	166	403	58
Unrealized foreign currency exchange (gain)/losses	(3,154)	6,013	1,270	182
Deferred tax benefits	(43,981)	(7,291)	(55,771)	(8,011)
Allowance for doubtful accounts	—	—	8,731	1,254
Share of losses on investment in equity investees	—	141	762	109
Change in fair value of financial instruments	—	(1,891)	(20,660)	(2,968)
Amortization of issuance costs of convertible note	—	165	14,598	2,097
Gain from disposal of a subsidiary	—	—	(13,531)	(1,944)
Changes in operating assets and liabilities, net of effects of acquisition of a subsidiary and disposal of a subsidiary:
Accounts receivable	(33,218)	(60,155)	(11,264)	(1,618)
Inventories	(439,110)	(519,493)	(969,470)	(139,256)
Advance to suppliers	(48,908)	(375,011)	97,384	13,988
Amount due from related parties	(38)	(13,246)	2,105	302
Amount due to related parties	1,173	(821)	—	—
Prepayments and other assets	(8,943)	(99,589)	(283,181)	(40,673)
Other non-current assets	—	—	(6,129)	(880)
Accounts payable	43,785	175,716	58,000	8,331
Advance from customers	26,835	(3,630)	(12,432)	(1,786)
Accrued expenses and other liabilities	113,814	(44,800)	594,425	85,384
Deferred revenue	6,543	50,427	35,487	5,097
Operating lease right-of-use assets	—	—	(6,140)	(882)
Operating lease liabilities	—	—	(29,176)	(4,191)
Income tax payable	11,913	35,365	63,337	9,098
Long-term liabilities	—	—	48,217	6,926
Net cash used in operating activities	(177,511)	(651,462)	(244,322)	(35,094)
Cash flows from investing activities:
Cash received from disposal of property and equipment	45	398	—	—
Purchase of property and equipment	(19,308)	(44,750)	(35,416)	(5,087)
Cash paid for investment in equity investees	—	(3,000)	(43,780)	(6,289)
Cash paid for business combination, net of cash acquired	—	4,600	(1,911)	(274)
Cash decreased due to disposal of a subsidiary	—	—	(3,230)	(464)
Purchase of equity securities and put option	—	(31,393)	(2,375)	(341)
Proceeds from maturity of time deposits	—	292,318	67,335	9,672
Proceeds from disposal of investment securities	—	—	35,942	5,163
Purchase of time deposits	(292,318)	(68,632)	—	—
Issuance of loan to a supplier	—	(3,439)	—	—
Net cash (used in) / provided by investing activities	(311,581)	146,102	16,565	2,380

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares upon IPO, net of issuance cost	862,161	—	—	—
Repurchase of Class A ordinary shares	(40,677)	(30,341)	—	—
Repayment to related parties	(1,025)	(4,562)	(724)	(104)
Borrowing from related parties	—	4,480	—	—
Proceeds from short-term borrowings	115,676	180,000	183,609	26,374
Proceeds from long-term borrowings	124,324	30,000	30,000	4,309
Repayment of short-term borrowings	(204,611)	(161,065)	(183,707)	(26,388)
Repayment of long-term borrowings	—	(150,000)	(4,324)	(621)
Proceeds from other borrowings	123,409	35,410	247,500	35,551
Repayment for other borrowings	(57,200)	(101,619)	(218,000)	(31,314)
Proceeds from issuance of convertible note	—	1,195,478	—	—
Payment of issuance cost for convertible note	—	(1,833)	—	—
Net cash provided by financing activities	922,057	995,948	54,354	7,807
Effect of exchange rate changes on Cash, cash equivalents and restricted cash	(11,873)	3,380	1,132	162

Net increase/(decrease) in cash, cash equivalents and restricted cash	421,092	493,968	(172,271)	(24,745)
Cash, cash equivalents and restricted cash at the beginning of the year	211,347	632,439	1,126,407	161,798
Cash, cash equivalents and restricted cash at the end of the year	632,439	1,126,407	954,136	137,053

Supplemental information
Interest paid	10,796	13,460	56,510	8,117
Income tax paid	777	15,458	41,656	5,984
Accrual for purchase of property and equipment	1,313	—	8,356	1,200
Receivable from disposal of property and equipment	15	—	—	—
Accrual for repurchase of ordinary shares	1,929	—	—	—
Accrual for business acquisition (Note 5)	—	15,996	697	100
ROU assets obtained in exchange for new operating lease liabilities	—	—	138,049	19,829
Consideration payable for acquiring equity interests	—	—	1,992	286
Receivable from disposal of a subsidiary	—	—	10,000	1,436

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands)

The following table provides a reconciliation of cash and cash equivalents, restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash and cash equivalents	453,425	1,034,385	709,823	101,960
Restricted cash, current	55,214	89,222	240,741	34,580
Restricted cash, non-current	123,800	2,800	3,572	513
Total cash, cash equivalents and restricted cash	632,439	1,126,407	954,136	137,053

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.          Description of Business and Organization

Description of Business

Secoo Holding Limited (“Secoo” or the “Company”) was incorporated in the Cayman Islands on January 4, 2011. Secoo, through its consolidated subsidiaries, variable interest entities and variable interest entities’ subsidiaries (collectively referred to as the “Group”) is primarily engaged in the sale of upscale brand products including handbags, watches, jewelry and other premium lifestyle products through its own internet platforms and offline experience centers. Secoo also offers its website as a marketplace to third party merchants to facilitate their sales of upscale products and services. The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC” or “China”).

Organization

The Group operates its website in the PRC through Beijing Secoo Trading Ltd. (“Beijing Secoo”), a limited liability company established under the laws of the PRC on April 30, 2009, and Beijing Wo Mai Wo Pai Auction Co., Ltd (“Beijing Auction”), a limited liability company established under the laws of the PRC on September 15, 2014. Beijing Secoo holds the necessary PRC operating licenses for the online business, and Beijing Auction holds the necessary PRC operating license for the auction business. The equity interests of Beijing Secoo and Beijing Auction (collectively referred to as the “VIEs”) are legally held by individuals who act as nominee equity holders of the VIEs on behalf of Kutianxia (Beijing) Information Technology Ltd. (“Kutianxia”), the Company’s indirectly wholly-owned subsidiary in the PRC. Beijing Secoo entered into a series of contractual agreements with Kutianxia and its legal shareholders, including Powers of Attorney, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Option to Purchase Agreements, and an Exclusive Option to Purchase Intellectual Properties Agreement (collectively, the “Beijing Secoo VIE Agreements”). Beijing Auction entered into a series of contractual agreements with Kutianxia and its legal shareholders, including Powers of Attorney, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Exclusive Option to Purchase Agreements and Loan Agreements (collectively, the “Beijing Auction VIE Agreements”, and together with the Beijing Secoo VIE Agreements, the “VIE Agreements”).

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

1.          Description of Business and Organization (Continued)

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

1.          Description of Business and Organization (Continued)

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

1.          Description of Business and Organization (Continued)

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

SECOO HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data)

1.          Description of Business and Organization (Continued)

The equity interests of VIEs are legally held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as nominee equity holders on behalf of the Group. Mr. Richard Rixue Li and Ms. Zhaohui Huang are also directors of the Group. Mr. Richard Rixue Li and Ms. Zhaohui Huang each holds 87.6% and 0.2% of the total voting rights of the Company as of December 31, 2019, respectively, assuming the exercise of all outstanding options held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as of such date. The Group cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Group or such conflicts will be resolved in the Group’s favor. Currently, the Group does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Group, except that Kutianxia could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIEs to a PRC entity or individual designated by the Group. The Group relies on the nominee equity holders, who are both the Group’s directors and who owe a fiduciary duty to the Group, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the Group and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Group and the nominee equity holders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of the Group’s business and subject the Group to substantial uncertainty as to the outcome of any such legal proceedings.

There is no VIE in which the Group has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to the VIEs.

SECOO HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data)

The following consolidated assets and liabilities information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2018 and 2019, and consolidated operating results and cash flows information for the years ended December 31, 2017, 2018 and 2019, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2018	2019
	RMB	RMB

Cash and cash equivalents	543,525	686,091
Restricted cash	—	150,050
Accounts receivable, net	119,563	82,943
Inventories	1,661,056	2,606,739
Advances to suppliers	329,741	176,317
Prepayments and other current assets	103,056	399,717
Amounts due from related parties	12,898	11
Total current assets	2,769,839	4,101,868

Property and equipment, net	41,758	55,476
Intangible asset, net	12,267	10,390
Restricted cash	2,800	3,572
Investments in equity investees	2,859	29,699
Deferred tax assets	35,029	65,716
Goodwill	20,413	23,560
Operating lease right-of-use assets	—	147,819
Other non-current assets	5,188	13,606
Total non-current assets	120,314	349,838
Total assets	2,890,153	4,451,706

Short-term borrowings and current portion of long-term borrowings	134,324	159,500
Accounts payable	384,280	324,069
Amount due to intercompany	1,882,797	2,501,418
Amount due to related parties	1,561	330
Advances from customers	63,684	30,707
Income tax payable	42,699	91,516
Accrued expenses and other current liabilities	235,461	807,348
Deferred revenue	62,372	97,859
Operating lease liabilities	—	32,602
Total current liabilities	2,807,178	4,045,349

Long-term borrowings, excluding current portion	—	30,000
Operating lease liabilities	—	108,672
Long-term liabilities	14,240	9,165
Total non-current liabilities	14,240	147,837
Total liabilities	2,821,418	4,193,186

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Total revenues	3,504,055	4,996,168	6,277,535
Net income	169,851	103,438	182,443
Net cash (used in)/ provided by operating activities	(19,779)	(714,718)	290,615
Net cash used in investing activities	(11,996)	(38,342)	(51,679)
Net cash provided by financing activities	101,599	1,183,163	54,452
Net increase in cash, cash equivalents and restricted cash	69,824	430,103	293,388
Cash, cash equivalents and restricted cash at the beginning of the year	46,398	116,222	546,325
Cash, cash equivalents and restricted cash at the end of the year	116,222	546,325	839,713

SECOO HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data)

2.          Summary of Significant Accounting Policies

(a)          Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

(c)           Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the standalone selling prices of performance obligations of revenue contracts, sales returns, fair values of put option, fair value of obersvable transaction for equity investment without readily determinable fair value, noncontrolling interests with respect to business combinations, share-based compensation, convertible note and warrant, useful life of long-lived assets, recoverability of the carrying value of goodwill, purchase price allocations, inventory write-downs for excess and obsolete inventories, realization of deferred tax assets, and redemption value of the redeemable preferred shares. Actual results may differ materially from those estimates.

(d)          Foreign Currency

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated in the British Virgin Islands (“BVI”) and United States of America is the United States dollars (“US$”). The functional currencies of the Company’s subsidiaries incorporated in Hong Kong Special Administrative Region (“HK” or “Hong Kong”), Italy, Japan and Malaysia are the Hong Kong dollars, the Euro dollars, the Japanese Yen and the Ringgit Malaysia, respectively. The functional currency of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gains (losses) in the consolidated statements of comprehensive income.

The financial statements of the non-PRC Group’s entities are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current periods are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity.

SECOO HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data)

2.          Summary of Significant Accounting Policies (Continued)

(e)           Convenience Translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

(g)          Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash at bank and time deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(h)          Time Deposits

Time deposits represent deposits at banks with original maturities of more than three months but less than one year.

(i)          Restricted Cash

Restricted cash primarily represents cash deposited with a bank in conjunction with a borrowing from the bank and deposits to suppliers. Restriction on the use of such cash and the interest earned thereon is imposed by the bank and remains effective throughout the term of the bank borrowing or payables. The cash restricted for use longer than one year is classified as non-current assets in the consolidated balance sheets.

In November 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). According to the ASU, the amounts generally described as restricted cash are included with cash when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows using a retrospective transition method to each period. As a result of the adoption of ASU 2016-18 on January 1, 2018, the consolidated statement of cash flows was retrospectively adjusted by excluding the increase of restricted cash of RMB492 from cash flows from operating activities, and the decrease of RMB23,714 from cash flows from financing activities for the year ended December 31, 2017.

(j)          Accounts Receivable

Accounts receivable mainly represent amounts due from customers and installment payment by end customers with payment period within one year. Accounts receivable are recorded net of an allowance for doubtful accounts, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an account receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. Nil, nil and RMB7,598 allowance for accounts receivable was provided as of December 31, 2017, 2018 and 2019, respectively.

SECOO HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data)

2.          Summary of Significant Accounting Policies (Continued)

(k)          Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. Inventory is written down for damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and the sales promotion. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive income.

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

Category	Estimated useful lives
Electronic equipment	3-5 years
Software	10 years
Transportation equipment	4 years
Office equipment	3-5 years
Leasehold improvement	Shorter of 5 years or lease term

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of comprehensive income.

(m)      Investments

The Group’s investments consist of investment securities and investments in equity investees.

Investment securities

The Company’s investment securities represent equity securities traded publicly in the open market, which are measured at fair value with changes recorded in changes in fair value of financial instruments in the consolidated statements of comprehensive income.

Investment in equity investees

Investment in equity investees represents the Group’s investments in privately held companies, which includes equity method investments and investments measured using Measurement Alternative.

The Group applies the equity method of accounting to account for an equity investment, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control. After the date of investment, the Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investees’ net income or loss in other income (expenses). The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group reviews its equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

For equity investees where the Group does not have the ability to exercise significant influence, and there are no readily determinable fair values, the Group accounted for these investments as cost method investments prior to adopting ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Liabilities (“ASU 2016-01”). These investments are accounted under the measurement alternative upon the Group’s adoption of ASU 2016-01 (the “Measurement Alternative”) on January 1, 2018. Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in change in fair value of financial instruments in the consolidated statements of comprehensive income. The adoption of new standard did not impact accumulated losses as of January 1, 2018. The Group performs a qualitative assessment considering impairment indicators to evaluate whether its equity security without readily determinable fair value is impaired.

SECOO HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(All amounts in thousands, except for share and per share data)

2.          Summary of Significant Accounting Policies (Continued)

(n)          Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(o)          Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2017, 2018 and 2019.

(p)          Transfer of financial assets

Transfers are accounted for as sale and corresponding transferred accounts receivable are de-recognized in the consolidated balance sheets pursuant to ASC Topic 860, Transfers and Servicing (“ASC 860”), only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the rights to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfer of the assets will be accounted for as a financing type transaction if the conditions in ASC 860-10-40-5 were not met.

Beginning August 2019, the Group entered into periodically arrangements with one third-party non-financial institution to transfer the Group’s accounts receivables arising from consumer financing. The transfers of accounts receivables meet the criteria as defined in the ASC 860 and therefore are derecognized in the consolidated balance sheet. In 2019, RMB87,160 consumer accounts receivables financial assets were derecognized through the sales type arrangements. Proceeds from the derecognition were RMB87,160. The investor has no recourse to the Group if the underlying consumers fail to pay amounts contractually on due.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

(q)                   Value Added Taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of second-hand merchandise purchased from individual vendors is subject to VAT at the concession rate of 2% or 3% depending on the sales term. Revenue from sales of brand new merchandise purchased from entities is generally subject to VAT at the rate of 17% prior to May 1, 2018, 16% from May 1, 2018 to March 31, 2019 and 13% since April 1, 2019. Service revenue is subject to VAT at the rate of 6%. The VAT payable is recorded in Accrued expenses and other current liabilities in the consolidated balance sheets.

(r)                    Fair Value

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

Short-term financial assets and liabilities of the Group primarily consist of cash and cash equivalents, time deposits, restricted cash, investment securities, put option (included in prepayments and other current assets), accounts receivable, net, amounts due from related parties, short-term borrowings and current portion of long-term borrowings, accounts payable, contingent considerations (included in accrued expenses and other current liabilities), and amounts due to related parties.

The Group measures investment securities, put option, and contingent considerations at fair value on a recurring basis. Investment securities were measured at fair value using observable inputs. Put option and contingent considerations were measured at fair value using unobservable inputs. As of December 31, 2018 and 2019, the carrying amounts of other financial instruments approximated to their fair values due to the short term maturity of these instruments.

Long-term financial asset of the Group is restricted cash recognized in non-current assets. As of December 31, 2018 and 2019, the carrying values of restricted cash recognized in non-current assets approximated to their fair values as the interest rates approximate the rates in the market.

Long-term financial liabilities of the Group are long-term loans, convertible note and contingent considerations (included in long-term liabilities). As of December 31, 2018 and 2019, the carrying values of long-term loans approximated to their fair values as the interest rates of the Group’s long-term loans approximate the rates currently offered by the banks for similar loans. The convertible note was initially recognized based on the relative fair value of the convertible note and warrant and subsequently measured at amortized cost using effective interest rate. The estimated fair values of the convertible note based on a market approach were approximately US$190,122 (equivalent to RMB1,307,184) and US$180,830 (equivalent to RMB1,258,902) as of December 31, 2018 and 2019, respectively, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the estimated fair value of the convertible note, the Company used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative from convertible note was nil as of December 31, 2018 and 2019.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

(s)                     Revenue

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

Sales allowances for returns, which reduce revenues, are estimated based on historical experience. Revenues are recorded net of value-added taxes.

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

With respect to proceeds from merchandise sales, before determining the timing of revenue recognition, the Group allocates proceeds from merchandise sales among sales of the products and customer loyalty program benefits based on relative fair value of each deliverable. Proceeds allocated to sales of goods are recognized as merchandise sales upon acceptance of delivery of products by buyers. Proceeds allocated to customer loyalty program benefits are recorded as deferred revenue.

The Group collect cash from end customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. Cash collected from end customers before product delivery is recognized as advances from customers.

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

2.                        Summary of Significant Accounting Policies (Continued)

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

Period commencing January 1, 2018

As of January 1, 2018, the Company has changed its method of accounting for revenue recognition due to the adoption of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). Since the adoption of ASC 606”, the Company recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties. The adoption of new revenue standard did not impact accumulated losses as of January 1, 2018. The Group has updated significant accounting policies and relevant disclosures hereinafter.

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

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Consideration from merchandise sales is recorded net of value-added tax, discounts and return allowances. Return allowances of RMB1,232 and RMB3,046 as of December 31, 2018 and 2019, respectively, which reduce revenue, are estimated based utilizing the most likely amount method based on historical data and updated at the end of each reporting period.

With respect to considerations from merchandise sales, the Group allocates proceeds from merchandise sales among sales of the products, customer loyalty program benefits and coupons with material rights based on relative standalone selling price. Proceeds allocated to sales of goods are recognized as revenue from merchandise sales when the receipt of merchandise is confirmed by the customer, which is the point that the control of the merchandise is transferred to the customer. Proceeds allocated to customer loyalty program benefits and coupons are recorded as deferred revenue.

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

2.      Summary of Significant Accounting Policies (Continued)

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

The Group recognizes other service revenue when control of promised service is transferred to the customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services.

Contract balances

The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liability (i.e. deferred revenue). Accounts receivable are recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

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

The amounts of revenue recognized during the years ended December 31, 2018 and 2019 from the opening balance of deferred revenue as of January 1, 2018 and 2019, was RMB64,580 and RMB54,948, respectively. The remaining performance obligation is expected to be recognized as revenue within the next 12 months.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

(t)                      Customer Loyalty Program

Customers earn loyalty program points from qualified purchases from the Group. The loyalty program points can be used as cash for future purchases from the Group, which will directly reduce the amount paid by the customer. The loyalty program points expire on December 31 of the following year after they are awarded, and are redeemable for a maximum of 30% on the customers’ future purchase amounts. Loyalty program point is considered as a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the merchandise and loyalty program points based on the relative standalone selling price of the merchandise and loyalty program points. Consideration allocated to loyalty program point is initially recorded as deferred revenue and recognized as revenues when loyalty program points are used or expire. The Group estimates the relative standalone selling price, including an estimate of the breakage for points that members will never use. The Group reviews the relative standalone selling price of loyalty program point at least annually based upon the latest available information regarding redemption and expiration patterns.

The Group provides coupons in promotion events or at the time a customer signs up as a registered member. Customers may enjoy certain discount on future purchases from the Group upon satisfying the conditions stipulated in such coupons. The coupons granted are categorized into 1) coupons granted concurrent with a revenue transaction and 2) coupons granted not concurrent with a revenue transaction. When the coupon is granted concurrent with a revenue transaction, the Group determines whether the coupon represents a material right of the current transaction. If the coupon represents a material right, the transaction price is allocated between merchandise sale and the coupon based on the estimated standalone selling price taking into consideration the coupon’s forfeiture rate. If the coupon does not represent a material right or coupons granted not concurrent with a revenue transaction, it is recognized as a reduction of revenue on the future purchases. The amount of coupons with material rights recognized as deferred revenue were insignificant as of December 31, 2018 and 2019.

(u)                   Cost of Revenues

Cost of revenues primarily consist of cost of merchandise sold and inventory write-down, repair and maintenance staff payroll and related depreciation and amortization. Payment processing, packaging material and product delivery costs are classified as fulfillment expenses in the consolidated statements of comprehensive income.

(v)                   Fulfillment Expenses

Fulfillment expenses represent packaging material costs and those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and collecting payments from customers and responding to inquiries from customers. Fulfillment expenses also include amounts payable to third parties that assist the Group in payment collections and product deliveries. Shipping costs included in fulfillment expenses were RMB32,277, RMB47,041 and RMB63,247 for the years ended December 31, 2017, 2018 and 2019, respectively.

(w)                 Marketing Expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB111,154, RMB191,501 and RMB183,744 for the years ended December 31, 2017, 2018 and 2019, respectively.

(x)                   Technology and Content Development Expenses

Technology and content development expenses mainly consist of technology infrastructure expenses and payroll and related costs for employees involved in application development, category expansion, editorial content production and system support, as well as costs associated with computation, storage and telecommunication infrastructures.

For internal use software, the Group expensed all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platforms. Third-party costs incurred in the application development stage are capitalized and amortized over the estimated useful life.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.                      Summary of Significant Accounting Policies (Continued)

(y)                   General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and operating lease costs.

(z)                    Share-based Compensation

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

(aa)   Employee Benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. For its employees in the PRC, the Group has participated in defined contribution benefit plans and social insurance plans organized by the relevant local governmental authorities. For its employee in Hong Kong, the Group participates in the mandatory provident fund scheme with contributions calculated in accordance with the provisions under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong). The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive income amounted to RMB32,606, RMB54,257 and RMB75,922 for the years ended December 31, 2017, 2018 and 2019, respectively.

(bb)   Subsidy Income

Subsidy income represent amounts granted by local government authorities as an incentive for companies to promote and develop. Subsidy income received by the Group were nonrefundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized as others in the accompanying consolidated statements of comprehensive income amounted to RMB4,148, RMB27,952 and RMB54,751 in the Company’s consolidated statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

(cc)    Income Tax

Current income taxes are provided on the basis of net income for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(dd)     Leases

Prior to January 1, 2019, payments made under operating lease, were charged to the consolidated statements of comprehensive income on a straight-line basis over the term of underlying lease.  Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There is no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

As of January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of ASC Topic 842, Leases by using the modified retrospective method. The Group has elected the package of practical expedients, which allows the Group to carry forward the historical lease classification, not to assess whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. As the rate implicit in the Group’s lease is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The Group’s lease terms may include options to extend or terminate the lease. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group accounts for lease and non-lease components separately.

Upon adoption, the Group recognized operating lease right-of-use assets of RMB43,680 and total lease liabilities of RMB43,517 for operating leases as of January 1, 2019. There was no impact of adopting ASU 2016-02 on the Group’s opening accumulated losses and current year net income. As of December 31, 2019, the Group recognized operating lease right-of-use assets of RMB159,321, and total operating lease liabilities of RMB152,390, including current portion of RMB38,608 and non-current portion of RMB113,782.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

(ee)  Earnings (Loss) per Share

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

(ff)  Treasury Shares

Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired share is recorded as treasury share.

(gg)  Segment Reporting

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

(hh)  Statutory Reserves

The Group’s subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly foreign owned enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

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

For the years ended December 31, 2017, 2018 and 2019, appropriations of nil, nil and RMB908, respectively, were made to the statutory reserve by the Group’s wholly foreign owned PRC subsidiaries, VIEs and VIEs’ subsidiaries.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.                        Summary of Significant Accounting Policies (Continued)

(ii)   Recently issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. Additionally, in April 2019, the FASB issued ASU No.2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief, and in November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, and ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. The standard is effective for the Company beginning on January 1, 2020. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test.  Under the amendments in ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.  An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company does not expect any material impact on its consolidated financial statements upon the adoption of ASU 2017-04.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (i) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (ii) adding certain quantitative disclosures, including (a) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (b) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (iii) removing certain fair value measurement disclosure requirements, including (a) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (b) the policy for timing of transfers between levels of the fair value hierarchy and (c) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect any material impact on its consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3.                        Concentration and Risk

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2017, 2018 and 2019.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2019, substantial all of the Group’s cash, cash equivalents and restricted cash were held by reputable financial institutions, of which RMB937,251 (as of December 31, 2018: RMB961,803) were located in the PRC and RMB8,956 (as of December 31, 2018: RMB223,326) were located in Hong Kong which management believes are of high credit quality and financially sound based on public available information.

The majority of the customers are required to pay in full before or upon taking delivery of the merchandise either through the online payment processing financial institutions, companies or the Group’s appointed cash collection delivery companies. To a lesser extent, a portion of the customers pay by installments within a period from 3 to 12 months. Accounts receivable are receivables from the customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on these collection agents and customers and its ongoing monitoring process of their outstanding balances. Although accounts receivable are generally unsecured, the Group considers the credit risk of accounts receivable is low.

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to such government controls and amounted to RMB526,009 and RMB681,203 as of December 31, 2018 and 2019. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

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

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2018 and 2019, assets and liabilities measured at fair value on a recurring basis are summarized below:

Description	Fair value at December 31, 2019	Level 1	Level 2	Level 3
Investment securities (Note 6)	2,318	2,318	—	—
Contingent consideration (Note 5)	(17,704)	—	—	(17,704)

Description	Fair value at December 31, 2018	Level 1	Level 2	Level 3
Investment securities (Note 6)	26,032	26,032	—	—
Put option (Note 4)	7,898	—	—	7,898
Contingent consideration (Note 5)	(15,869)	—	—	(15,869)

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Investment securities were valued based on the quoted market price and were classified as Level 1.

Put option and contingent consideration were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The put option represents the put option granted by the selling shareholder of Sasseur, a Singapore listed company associated with the Company’s investment in the equity security of the Singapore listed company in 2018. The fair value of the financial instrument is included in the prepayments and other current assets in the Company’s consolidated balance sheets. Pursuant to the put option agreement, the Company has the right to request the grantor to repurchase all of the Company’s equity investments of this Singapore listed company (see Note 6) at the original purchase price, plus annualized interest of 7.5%. The put option is measured at fair value. On April 17, 2019, the Company exercised the put option and the realized gain was RMB633 in 2019.

The contingent consideration liabilities for the acquisition of Wang Pok Timepieces Limited (“Wang Pok”) and E-GO FASHION (Hong Kong) (“E-GO”) (see Note 5) are classified within Level 3 as the fair values are measured based on the inputs linked to the achievement of the performance targets that are unobservable in the market.

The following table provides additional information about the reconciliation of the fair value measurements of assets and liabilities using significant unobservable inputs (level 3).

	Put option	Contingent consideration
Balance as of December 31, 2017	—	—
Initial recognition	5,496	(15,974)
Total gains for the period included in earnings	2,402	105
Balance as of December 31, 2018	7,898	(15,869)
Initial recognition	—	(697)
Payment during the year	—	1,344
Total gains for the period included in earnings	633	(2,510)
Exercised during the year	(8,531)	—
Foreign currency translation	—	28
Balance as of December 31, 2019	—	(17,704)

The put option was valued as of December 31, 2018 using the Black-Scholes pricing model at the reporting date. The calculation was based on the exercise price, annual risk-free rate of 5.25%, dividend yield of 0% and volatility of 41.0%.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company measures its property and equipment, intangible assets, goodwill and investment in equity investees at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. No such impairment was recognized for the years ended December 31, 2017, 2018 and 2019.

5.                        Business Acquisition

In 2018, the Company acquired 51% equity interest of Beijing Xuri Travel (“Xuri”) and 100% equity interest of Beijing Guanda Travel (“Guanda”). Both entities are engaged in inbound and outbound tourism business. The total considerations for these two acquisitions amounted to RMB3,400, which was paid in cash during 2018.

In October 2018, The Company entered into a share purchase agreement to acquire 51% equity interest of Wang Pok Timepieces Limited (“Wang Pok”). The total consideration is HKD25,500 (equivalent to RMB22,636). Wang Pok engages in trading of watches and accessories. The consideration will be payable by the instalments as: (i) first payment totaling HKD2,550 (equivalent to RMB2,264) upon the closing of acquisition; (ii) 3-year instalments up to HKD22,950 (equivalent to RMB20,372), which are subject to achievement of future financial performance targets of the Wang Pok indicated in the share purchase agreement. As of acquisition date, the total fair value of the considerations for this acquisition amounted to RMB18,238, of which RMB2,264 was paid in 2018. The Company paid RMB1,344 acquisition cost in 2019. As of December 31, 2018 and 2019, contingent consideration with a fair value amounting to RMB15,869 and RMB17,007, respectively, were recorded, which included RMB3,654 and RMB10,253 in accrued expenses and other current liabilities, and RMB12,215 and RMB6,754 in long-term liabilities in the consolidated balance sheets, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In March 2019, the Company acquired 51% equity interest of E-GO FASHION (Hong Kong) (“E-GO”), which was engaged in luxury wholesales and supply chain. The total maximum consideration is HKD18,889 (equivalent to RMB16,099). The consideration will be payable by the instalments as: (i) first payment totaling HKD2,365 (equivalent to RMB2,016) upon the closing of acquisition; (ii) 3-year instalments up to HKD16,524 (equivalent to RMB14,083), which are subject to achievement of future financial performance targets of E-GO indicated in the share purchase agreement. As of acquisition date, the total fair value of the considerations for this acquisition amounted to HKD3,183 (equivalent to RMB2,713), of which HKD2,365 (equivalent to RMB2,016) was paid in 2018. As of December 31, 2019, contingent consideration with a fair value amounting to RMB697 is recorded at long-term liabilities in the consolidated balance sheets.

All the four acquisitions were using the acquisition method of accounting. Accordingly, the acquired assets and liabilities acquired were recorded at their fair value at the date of acquisition. The purchase price allocation was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Subsequent to the date of the Wang Pok and E-go acquisition, the Company re-measured the estimated fair values of the contingent consideration at each reporting date. For the years ended December 31, 2018 and 2019, the Company recorded gain of RMB105 and loss of RMB2,510 in fair value change of financial instruments in the Company’s consolidated statements of comprehensive income as a result of the Company’s re-measurement of the estimated fair value of the contingent consideration at the reporting date.

The excess of the total cash consideration, fair value of contingent consideration plus the fair value of non-controlling interest over the fair value of the net identifiable assets acquired was recorded as goodwill which is not amortized and not tax deductible. The Company recorded RMB20,413 and RMB2,825 of goodwill from Wang Pok and E-GO business acquisitions, respectively. The acquisitions were not material to the consolidated financial statements for the years ended December 31, 2018 and 2019, as such pro forma results of operations are not presented. Goodwill resulted from the above acquisitions was assigned to one single reporting unit.

6.                        Investments

Investment securities

In March 2018, the Company subscribed for 8,000,000 of the ordinary shares of Sasseur and a put option (See Note 4) for a total consideration of approximately USD5,000 (equivalent to RMB31,393) upon its initial public offering. The related unrealized loss recognized in 2018 was RMB511 and was included in change in fair value of financial instruments in the consolidated statements of comprehensive income. In March 2019, the Company sold all shares of the Singapore listed company and realized gain of RMB231 was recognized in 2019.

In August 2019, the Company invested in 9F Inc. with a total consideration of USD333 (equivalent to RMB2,375). As of December 31, 2019, the accumulated unrealized loss related to the investment in 9F Inc. was RMB57 and was included in change in fair value of financial instruments in the consolidated statements of comprehensive income.

Investments in equity investees

Equity Method Investments

The Group has significant influence over these equity investments but does not own a majority equity interest or otherwise control and therefore accounted for these investments under equity method. As of December 31, 2019, the Group’s investments accounted for under the equity method totaled RMB16,097 (as of December 31, 2018: RMB2,859), which mainly included the investment in Jiangsu Zhongfu Duty Free Co., Ltd. (“Zhongfu”) amounting to RMB10,922. For the years ended December 31, 2017, 2018 and 2019, the Group recognized its share of loss of equity method investments in the amount of nil, RMB141 and RMB762, respectively. No impairment was recorded for the years ended December 31, 2017, 2018 and 2019.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

On April 26, 2019, the Company acquired 20% equity interest in Zhongfu for a cash consideration of RMB12,000. Investment in Zhongfu is accounted for using the equity method as the Group obtained significant influence by the right to nominate one board member out of five. The Company disposed the investment in Zhongfu in January 2020 with a consideration of RMB12,000.

Equity securities without readily determinable fair values

The Group does not have significant influence over these equity investments which do not have readily determinable market value. These investments were accounted as cost method investments prior to adopting ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Liabilities (“ASU 2016-01”). After adoption of ASU 2016-01 on January 1, 2018, the Group accounted for these investments using the Measurement Alternative. As of December 31, 2019, the carrying amount of the Group’s equity investments using the Measurement Alternative was RMB55,498. For the year ended December 31, 2019, the Group invested RMB32,883 in multiple private companies accounted for under the Measurement Alternative, which may have operational synergy with the Group’s core business.

Investment in Spring Place One, Ltd. (“Spring Place”)

In January 2019, the Group entered into an agreement with Spring Place to acquire 44,115 common stock, which represented 1.37% equity interest of the investee, in exchange for a cash consideration of USD2,500 (equivalent to RMB17,187). The investment was classified as equity securities without readily determinable fair values. There is no orderly transaction for an identical or a similar investment in Spring Place for the year ended December 31, 2019. No impairment on the investment was recognized for the year ended December 31, 2019.

Investment in a Yichun Guangyao Technology Co., Ltd. (“Guangyao”)

In April 2018, the Group entered into an agreement to set up an entity, Guangyao, which is incorporated in PRC. The Group was entitled to 19% of the outstanding ordinary shares of Guangyao, for a total consideration was RMB9,500. The consideration was paid to Guangyao in 2019. The investment was classified as equity securities without readily determinable fair values, as the Company does not have significant influence over Guangyao and because there is no readily determinable fair value. There is no orderly transaction for an identical or a similar investment in Guangyao for the year ended December 31, 2019. No impairment on the investment was recognized for the year ended December 31, 2019.

Investment in Trytry Global Inc. (“Trytry”)

In 2017, the Group entered into a share purchase agreement to acquire 20,000,000 Series Seed preferred shares of Trytry, in exchange for a cash consideration of RMB2,000. The consideration was paid to Trytry in 2019. In November 2018 and July 2019, Trytry entered into two new financing agreements with new investors and the Group. The Group subscribed for 711,462 Series A2 preferred shares issued by Trytry for a cash consideration of USD300 (equivalent to RMB2,093). After the new financing, the Group’s equity shares in Trytry was 14.56%. Since the investments in both Series Seed preferred shares and Series A2 preferred shares are not in-substance common stock and the Group does not have significant influence over Trytry, the investments were accounted as equity securities without readily determinable fair values. The new round of financing provided the observable price for the Group’s investment in Series Seed preferred shares and the Group engaged a third party appraiser to evaluate this investment in Series Seed preferred shares’s carrying amount based on the observable price, and recognized a gain of RMB22,363 from the change in fair value. As of December 31, 2019, the carrying amount of investment in Trytry at cost adjusted for observable price changes was RMB26,456.

7.                        Accounts Receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	119,580	130,824
Allowance for doubtful accounts	—	(7,598)
Accounts receivable, net	119,580	123,226

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The movement of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	—
Additions charged to bad debt expense	—	—	7,598
Balance at the end of the year	—	—	7,598

8.                        Inventories

As of December 31, 2018 and 2019, inventories represented products, of which amounting to RMB250,889 and RMB260,677, respectively, were pledged to a domestic bank for bank loans (see Note 13 and Note 14).

9.                      Prepayments and Other Current Assets

	As of December 31,
	2018	2019
	RMB	RMB
Receivable from third-party payment platforms	59,137	249,549
Deposits	16,282	17,321
Prepaid expenses	21,454	35,669
Subsidy receivable	6,922	16,721
Staff advances	5,332	6,707
Receivable from travel agencies	—	42,231
Others*	24,424	64,042
Prepayments and Other Current Assets	133,551	432,240
Allowance for doubtful accounts	—	(1,133)
Prepayments and Other Current Assets, net	133,551	431,107

* Others primarily represent receivable from disposal of a subsidiary, receivable from distributors, deductible input VAT and interest receivable.

The movement of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	—
Additions charged to bad debt expense	—	—	1,133
Balance at the end of the year	—	—	1,133

10.                 Property and Equipment, net

	As of December 31,
	2018	2019
	RMB	RMB
Electronic equipment	40,800	47,922
Software	15,200	32,119
Transportation equipment	5,327	4,011
Office equipment	10,459	11,734
Leasehold improvements	44,036	63,145
Total Property and Equipment	115,822	158,931
Accumulated depreciation	(59,124)	(75,115)
Total Property and Equipment, net	56,698	83,816

Depreciation expenses were RMB13,424, RMB17,883 and RMB23,306 for the years ended December 31, 2017, 2018 and 2019, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

As of December 31, 2018 and 2019, property and equipment amounting to RMB14,122 and RMB11,366, respectively, were pledged to a domestic bank for bank loans (see Note 13).

11.                 Intangible Asset, net

Intangible asset consists of customer relationship. Customer relationship is generated from a business combination in 2018, representing the customer list of the subsidiary. Customer relationship is recorded at fair value at acquisition date and amortized on a straight-line basis over the estimated useful life of 6 years.

Definite-lived intangible asset as of December 31, 2018 and 2019 consist of the following:

	As of December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Life
	RMB	RMB	RMB	Year
Customer relationship	12,899	(2,509)	10,390	6

	As of December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Life
	RMB	RMB	RMB	Year
Customer relationship	12,617	(350)	12,267	6

Amortization expenses for intangible assets were RMB350 and RMB2,111 for the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2019, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

	For the Year Ending December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	2,150	2,150	2,150	2,150	1,790

12.                 Other Non-current Assets

	As of December 31,
	2018	2019
	RMB	RMB
Rental and other deposits	3,217	10,933
Prepaid expenses	12,950	5,273
Others	2,863	600
Other Non-current Assets	19,030	16,806

13.                 Short-term Borrowings and Current Portion of Long-term Borrowings

	As of December 31,
	2018	2019
	RMB	RMB
Bank loans	130,000	130,000
Other borrowings	—	29,500
Current portion of long-term borrowings (Note 14)	4,324	—
	134,324	159,500

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In May 2017, a subsidiary of the Company entered into an amendment to the facility agreement with SPD Silicon Valley Bank Co., Ltd (“SPD”). Pursuant to the amendment, the facility in the amount of RMB50,000 was extended for one year with an interest rate of 7.35% per annum and matured in May 2018. In May 2018, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2018. In August 2018, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in May 2019. In May 2019, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2019. In August 2019, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2020. In addition, RMB250,889 of inventories and RMB14,122 of equipment were pledged to SPD as collaterals as of December 31, 2018; RMB260,677 of inventories and RMB11,366 of equipment were pledged to SPD as collaterals as of December 31, 2019. A guarantee was provided by the Company’s wholly-owned subsidiary in Hong Kong S.A.R. and the Company. Both of the original facility and amended facility agreements contain certain financial covenants. As of December 31, 2018 and 2019, the Group met the financial covenants. As of December 31, 2018 and 2019, the outstanding balances of the short-term of the facilities were RMB50,000.

During 2017, one of the Group’s subsidiaries entered into an agreement with a third-party non-financial institution that permits the subsidiary to borrow short-term borrowings at the interest rates from 9% to 10%. For the year ended December 31, 2017, the Company borrowed RMB78,409 under this agreement, among which, RMB35,209 was outstanding as of December 31, 2017 with the accounts receivable of RMB35,209 pledged to the third party as collateral. In February 2018, the subsidiary repaid RMB35,209. During 2018, the subsidiary entered into two more agreements with the third party non-financial institution that permits the subsidiary to borrow short-term borrowings at the interest rates of 10%. The subsidiary received RMB15,000 and RMB20,410 in June 2018 and August 2018, respectively. The accounts receivable of RMB15,000 and RMB20,410 were pledged to the third party as collaterals, the subsidiary repaid these borrowings in August 2018 and October 2018, respectively. No balance is outstanding as of December 31, 2018. During 2019, the subsidiary entered into four more agreements with the third-party non-financial institution that permits the subsidiary to borrow short-term borrowings at the interest rate of 10%. The subsidiary received RMB100,000 and RMB118,000 in June 2019 and September 2019, with accounts receivable of RMB84,610 and RMB85,630 pledged to the third party as collaterals, respectively. The subsidiary repaid these borrowings in July 2019 and October 2019, respectively. No balance is outstanding as of December 31, 2019.

In December 2018, a subsidiary of the Group entered into loan agreement with Shanghai Pudong Development Bank Co., Ltd. and borrowed RMB80,000 with an interest rate of 4.35% per annum, a maturing term of one year. In December 2019, the subsidiary repaid RMB80,000 under this loan agreement, and concurrently renew the loan agreement with maturity in one year with an interest rate of 3.92% per annum. A restricted cash deposit of RMB90,503 was deposited to the bank for this borrowing.

In December 2019, a subsidiary of the Group entered into a short-term borrowing agreement with a third-party non-financial institution and borrowed RMB29,500 with an interest rate of 9.5% per annum and a maturing term of six months.

14.                 Long-term Borrowings, Excluding Current Portion

	As of December 31,
	2018	2019
	RMB	RMB
Convertible note	1,151,560	1,185,249
Long-term loans	4,324	30,000
Less: current portion (Note 13)	(4,324)	—
	1,151,560	1,215,249

Convertible note

The principal amount and unamortized discount/premium and debt issuance costs as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Principal amount	1,201,060	1,220,835
Unamortized debt discount and issuance costs	(49,500)	(35,586)
	1,151,560	1,185,249

In August 8, 2018, the Company signed the convertible note and warrant subscription agreement (the “Agreement”) with Great World Lux Pte. Ltd, pursuant to which the Company issued US$175 million (equivalent to RMB1,195,478) convertible note (the “Note”) and warrant to Great World Lux Pte. Ltd on August 8, 2018.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The holders may require the Company to repurchase all or portion of the Notes for cash on August 8, 2021, or upon a fundamental change (the “contingent put option upon fundamental change”), at a repurchase price equal to 1) the outstanding principal amount, plus 2) accrued and unpaid interest, and plus 3) an additional amount that shall, provide the holder an internal rate of return of 8%. Additionally, pursuant to the agreement, if the EBITDA (as defined in the agreement) of the Company for the financial year ended on December 31, 2018, as determined based on the audited consolidated financial statements of the Company, is lower than US$40 million, the holder have the right to require the Company to repurchase all or portion of the Notes for cash at a repurchase price to provide the holder an internal rate of return of 12% (the “contingent put option upon performance failure”). As of December 31, 2018, the Company’s EBITDA (as defined in the agreement) exceeded the US$40 million requirement. There was no requirement of EBITDA (as defined in the agreement) for the year ended December 31, 2019.

Pursuant to the Agreement, the holder of the warrant is entitled to purchase from the Company 500,000 ADS at an exercise price of US$18 per ADS.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815). This ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company has early adopted ASU 2017-11, Accounting for Certain Financial Instruments with Down Round Features. ASU 2017-11 no longer requires the Company to consider down round features when determining whether its warrant and embedded conversion option is indexed to its own stock.

The Company assessed the accounting on the convertible Note and the warrant under ASC 815 Derivatives and Hedging and concluded that:

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

The proceeds of US$175,000 (equivalent to RMB1,195,478), net of issuance cost of US$300 (equivalent to RMB1,833), was allocated to the Note and the warrant based on the relative fair value as of August 8, 2018. Accordingly, the Company recorded the warrant of US$1,201 (RMB8,208). The Company considered that the possibility of performance failure is zero, therefore the fair value of the contingent put option upon the performance failure was nil on August 8, 2018. The Company measured the effective conversion price of the Note using the Note’s carrying value on August 8, 2018, and compared to the fair value of the Company’s common stock on that date. As the effective conversion price of the convertible note of US$25.82 is below the fair value of the Company’s common stock of US$26.78, the Company recognized a beneficial conversion feature of US$6,451 (RMB44,072).

The issuance cost is amortized as interest expense using the effective interest rate method through the maturity date of the Note. As of December 31, 2018 and 2019, the principal amount was US$175,000 (equivalent to RMB1,201,060) and US$175,000 (equivalent to RMB1,220,835), respectively, unamortized debt discount and issuance cost was US$7,212 (equivalent to RMB49,500) and US$5,101 (equivalent to RMB35,586), respectively, and net carrying amount was US$167,788 (equivalent to RMB1,151,560) and US$169,899 (equivalent to RMB1,185,249), respectively. The effective interest rate was 9.45% for the Note. For the year ended December 31, 2018 and 2019, the Company recognized interest expenses related to the Note of RMB43,090 and RMB111,032, respectively.

As of December 31, 2018, since the Company has met the EBITDA (as defined in the agreement) target, the fair value of the contingent put option upon the performance failure was zero.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Long term loans

A subsidiary of the Group entered into an agreement with SPD for a long-term line of credit of RMB20,000 with a monthly payment from August 2017 to May 2019 at an interest rate of 6.75%. During 2017, 2018 and 2019, RMB4,611, RMB11,065 and RMB4,324 were repaid, respectively. In September 2019, the subsidiary drew down RMB30,000 with an interest rate of 7.25% per annum, a maturing term of two years. As of December 31, 2018 and 2019, the subsidiary met the financial covenants. As of December 31, 2018, the outstanding balances of current portion and non-current portion of the facility were RMB4,324 and nil, respectively. As of December 31, 2019, the outstanding balances of current portion and non-current portion of the facility were nil and RMB30,000, respectively.

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

As of December 31, 2019, the future principal payments for the Group’s long-term borrowings, including long-term loans and the convertible note will be due according to the following payment schedule:

Principal amounts
RMB
2020	14,211
2021	1,236,624
Total	1,250,835

15.                 Accrued Expenses and Other Current Liabilities

		As of December 31,
		2018	2019
		RMB	RMB
Interest payable	(i)	38,171	19,347
Payables to merchants	(ii)	28,480	590,517
Accrual for salary, bonus and employee benefits		33,549	31,141
Advertising fees payable		55,574	37,307
Accrued expenses		35,775	42,904
Deposits from merchants		17,522	41,079
Contingent consideration		3,654	10,253
Other tax payable		69,176	89,994
Others		23,535	33,152
Accrued Expenses and Other Current Liabilities		305,436	895,694

(i)             The balance mainly includes the current portion of interest payable of convertible note (see Note 14).

(ii)          The balance mainly consists of amounts collected on behalf of third-party merchants. A restricted cash deposit of RMB150,000 was pledged to the merchants as collateral.

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

PRC

The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%.

Italy

Under the current laws of Italy, the Group’s Italy subsidiary is subject to Italy profits tax at the rate of 22% and local tax at the rate of 2%.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

The components of income before income taxes are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cayman Islands	(14,109)	(42,287)	(75,926)
Hong Kong	14,951	59,675	68,578
PRC, excluding Hong Kong	103,864	178,551	179,803
Italy	(956)	229	20,012
Others	(1,866)	106	630
	101,884	196,274	193,097

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2019, the Company has not provided deferred tax liability on undistributed earnings of RMB317,127 generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred tax liability related to these earnings was RMB31,713.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The current and deferred portions of income tax (benefits) expenses included in the consolidated statements of comprehensive income, which were attributable to the Group, are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expenses	12,456	48,019	87,197
Deferred tax benefits	(43,981)	(7,291)	(55,771)
Income tax benefits (expenses)	(31,525)	40,728	31,426

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Increase (decrease) in effective income tax rate resulting from
Entities not subject to income tax	3.46%	5.39%	9.83%
Tax rate differential	(1.17)%	(2.60)%	(2.83)%
Share-based compensation	11.31%	3.01%	1.11%
Non-deductive expense without tax invoice	13.02%	0.76%	2.08%
R&D surplus deduction	—	(7.78)%	(5.41)%
Others	1.89%	(5.50)%	(5.12)%
Change in valuation allowance	(84.45)%	2.47%	(8.38)%
Effective income tax rate	(30.94)%	20.75%	16.28%

b)                       Deferred tax assets and liability

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Inventory write-down	3,648	6,914
Net operating loss carry forwards	61,086	88,481
Advertisement expenses	1,135	4,933
Deferred revenue	5,196	4,126
Allowance for doubtful accounts	—	2,183
Lease liability	—	39,431
Less: Valuation allowance	(19,851)	—
Total deferred tax assets	51,214	146,068

Deferred tax liabilities
Intangible assets	2,024	1,715
Right of use assets	—	39,431
Total deferred tax liabilities	2,024	41,146

Net deferred tax assets	51,214	106,637
Net deferred tax liabilities	2,024	1,715

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

As of December 31, 2018, the valuation allowance of RMB19,851 was provided for the Company and some subsidiaries. For those entities, management believes that it is more likely than not that the accumulated net operating losses of those entities will not be utilized in the foreseeable future.

As of December 31, 2019, the Group had net operating loss carry forwards of approximately RMB2,680 attributable to the Hong Kong subsidiary, RMB350,848 attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries and RMB1,731 attributable to other subsidiaries. The loss carried forward by Hong Kong and other subsidiaries can be carried forward to net against future taxable income without a time limit; while the loss carried forward by the PRC companies will expire during the period from year 2020 to year 2024.

The changes in valuation allowance for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at the beginning of the year	101,036	14,999	19,851
Additions	2,842	10,875	—
Reversals	(88,879)	(6,023)	(19,851)
Balance at the end of the year	14,999	19,851	—

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 thousands. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs for the years from 2014 to 2019 are open to examination by the PRC tax authorities.

17.   Redeemable Convertible Preferred Shares

Redeemable convertible preferred shares consist of the following:

	Series A-1 Preferred Shares	Series A-2 Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series D Preferred Shares	Series E Preferred Shares	Total
Balance as of January 1, 2017	134,719	152,097	293,455	197,987	438,683	532,511	1,749,452
Redemption value accretion	26,356	29,619	60,289	40,164	57,988	(11,737)	202,679
Foreign currency translation adjustment	(7,651)	(8,632)	(16,763)	(11,297)	(24,341)	(28,178)	(96,862)
Conversion of preferred shares to ordinary shares	(153,424)	(173,084)	(336,981)	(226,854)	(472,330)	(492,596)	(1,855,269)
Balance as of December 31, 2017, 2018 and 2019	—	—	—	—	—	—	—

On September 23, 2011, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,250,000 Redeemable Convertible Series A-1 Preferred Shares (“Series A-1 Preferred Shares”) and 1,250,000 Redeemable Convertible Series A-2 Preferred Shares (“Series A-2 Preferred Shares”) were issued on September 23, 2011, and 178,572 Series A-2 Preferred Shares were issued on February 7, 2012 for an aggregated consideration of US$2,000 (equivalent of RMB13,153).

On September 23, 2011, the Company also issued certain Convertible Promissory Notes (“Convertible Promissory Notes”) amounting to US$3,333 (equivalent of RMB20,973), which were subsequently converted into Redeemable Convertible Series B Preferred Shares upon the issuance of the Redeemable Convertible Series B Preferred Shares in March 2012.

On February 28, 2012, the Company entered into a shares purchase agreement with certain investors, pursuant to which a total of 2,380,952 Redeemable Convertible Series B Preferred Shares (“Series B Preferred Shares”) were issued partly for an aggregated cash consideration of US$6,666 (equivalent of RMB41,946) and partly through the conversion of the Convertible Promissory Notes between March 4, 2012 to March 29, 2012.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

On July 9, 2013, the Company entered into a shares purchase agreement with certain investors and pursuant to the agreement, on July 11, 2013, the Company issued 1,571,973 Redeemable Convertible Series C Preferred Shares (“Series C Preferred Shares”) for an aggregated consideration of US$11,404 (equivalent of RMB70,462).

On July 2, 2014, the Company entered into a shares purchase agreement with certain investors and pursuant to the agreement, on July 11, 2014, the Company issued 3,178,652 Redeemable Convertible Series D Preferred Shares (“Series D Preferred Shares”, together with Series C Preferred Shares, Series B Preferred Shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares, “Preferred Shares”) for an aggregated consideration of US$35,000 (equivalent of RMB215,863).

On July 7, 2015, the Company entered into a shares purchase agreement with certain investors and Pingan eCommerce Limited Partnership (“Ping An”) and pursuant to the agreement, the Company issued 2,925,658 Redeemable Convertible Series E Preferred Shares (“Series E Preferred Shares”) for an aggregated consideration of US$55,000 (equivalent of RMB342,880).

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

The rights, preferences and privileges of the Preferred Shares were as follows:

Redemption Rights

At any time commencing on a date specified in the agreement of the Preferred Shares (the “Redemption Start Date”), holders of more than 50% of the then outstanding Series A-1, A-2, B, D and E Preferred Shares and 75% of the Series C Preferred Shares may request a redemption of the Preferred Shares of such series. In addition, prior to the Redemption Start Date but following the occurrence of certain early redemption events, holders of more than 50% of the Series D Preferred Shares or Ping An may request a redemption. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding Preferred Shares of such series.

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

Each Preferred Share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering (“Qualified IPO”) or (ii) the written approval of the holders of a majority of each series of

Preferred Shares (calculated and voting separately in their respective single class on an as-converted basis), and particularly for the Series C Preferred Shares, approval by the holders of more than 75% of the Series C Preferred Shares.

Prior to the Series E Preferred Shares issuance on July 8, 2015, a “Qualified IPO” was defined as an initial public offering with net offering proceeds no less than US$61,500 and implied market capitalization of the Company of no less than US$410,000 prior to such initial public offering. Upon the issuance of the Series E Preferred Shares, the net offering proceeds and market capitalization criteria for a “Qualified IPO” was increased to US$130,000 and US$550,000 respectively.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18.   Redeemable Non-controlling Interest

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance as of January 1	5,082	5,582	7,587
Gain (loss)	(298)	2,001	1,120
Accretion of redeemable non-controlling interest	798	—	629
Foreign currency translation adjustment, net of nil income taxes	—	4	1
Balance as of December 31	5,582	7,587	9,337

In October 2016, a third party investor acquired 15% of the equity interest of the Company’s wholly owned PRC subsidiary at a consideration of RMB5,000. The newly issued shares could be redeemed by the non-controlling shareholder from the redemption start date (i.e. three years from the closing of the financing), the redemption value is equal to RMB5,000 plus 10% of interest and 15% of the net profit attributable to the PRC subsidiary if any for the period beginning from October 1, 2016 to the date of redemption. The redeemable non-controlling interest was recorded outside of permanent equity on the consolidated balance sheets and initially recorded at the carrying value of RMB5,000. The redeemable non-controlling interest is carried at the expected redemption value. As of December 31, 2019, the redeemable non-controlling interest was currently redeemable at the option of the non-controlling shareholder.

19.   Ordinary Shares

On September 22, 2017, the Group completed its initial public offering of 4,250,000 Class A ordinary shares, at a public offering price of US$26 per share. The net proceeds received were US$100,844 (or RMB664,464).

Concurrently upon the completion of the Company’s IPO, the Company issued 769,231 and 384,615 Class A ordinary shares to Gold Ease Global Limited and YTL Cayman Limited, respectively, in a private placement at a price of US$26 per share. Proceeds from such issuance of ordinary shares were USD30,000 (or RMB197,697).

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

As of December 31, 2018 and 2019, all Class B ordinary shares were held by the Chairman and CEO of the Group.

20.   Share Repurchase Program

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21.   Share-based Compensation

Stock Option Plan

In 2017, the Company adopted a 2017 Employee Stock Incentive Plan (“2017 Plan”), which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares. Stock options granted to an employee under the 2017 Plan will vest upon the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee’s date of employment. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service. The following table sets forth the stock options activity for the year ended December 31, 2019:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$
Outstanding as of January 1, 2019	1,235,873	0.001
Granted	147,820	0.001
Forfeited	(206,805)	0.001
Outstanding as of December 31, 2019	1,176,888	0.001	6.87	13,863
Vested and expected to vest as of December 31, 2019	1,135,355	0.001	6.81	13,373
Exercisable as of December 31, 2019	972,290	0.001	6.49	11,453

Options granted to employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2017	2018	2019

Expected volatility	47.40%~50.00%	46.8%~49.6%	48.70%~52.67%
Risk-free interest rate (per annum)	2.37%~2.40%	2.69%~2.87%	1.58%~2.41%
Exercise multiple	2.2~2.8	2.2~2.8	2.2
Expected dividend yield	0%	0%	0%
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of option grants (per share)	US$14.379~21.573	US$16.919~20.979	US$11.779~17.519

The expected volatility was estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The fair value of options granted to employees for the years ended December 31, 2017, 2018 and 2019 amounted to RMB72,137, RMB29,974 and RMB14,734 respectively. For the options granted to the employees before the Group’s IPO, the exercisability was dependent upon the Company’s IPO, and it was not probable that this performance condition could be achieved until the IPO was effective.  Compensation expense of RMB31,200 relating to those options was recorded immediately on September 21, 2017. The options granted to the employees after the Group’s IPO are subject to service conditions, for the years ended December 31, 2017, 2018 and 2019.The Company recognized RMB46,077, RMB23,675 and RMB8,803 as share based compensation expenses relating to the stock option plan.

	For the years ended December 31,
	2017	2018	2019

Fulfillment expenses	5,079	1,059	283
Marketing expenses	23,807	11,729	4,627
Technology and content development expenses	3,971	2,984	424
General and administrative expenses	13,220	7,903	3,469
Total share-based compensation expense	46,077	23,675	8,803

As of December 31, 2019, RMB14,329 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 2.84 years.

22.   Revenue

The following table presents revenue disaggregation by types of products:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Merchandise sales
Watches	1,122,756	1,772,466	1,218,573
Bags	837,516	797,700	1,518,841
Clothing, Footwear and Accessories	833,102	1,412,024	2,444,133
Jewelleries	703,216	856,110	1,043,535
Other products	184,205	406,146	384,792
Total merchandise sales	3,680,795	5,244,446	6,609,874

Marketplace and other services:
Marketplace services	42,114	86,720	182,895
Other services	17,546	56,411	52,811
Total marketplace and other services:	59,660	143,131	235,706

Total revenues	3,740,455	5,387,577	6,845,580

The following table summarizes the Group’s revenues from the following geographic areas:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
PRC, excluding Hong Kong	3,435,661	4,816,463	5,880,969
Hong Kong	286,807	554,376	952,508
Others	17,987	16,738	12,103
Total revenues	3,740,455	5,387,577	6,845,580

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.   Segment information

The following table summarizes the Group’s long-lived assets (including property and equipment, net, intangible assets, net, goodwill, operating lease right-of-use assets and other non-current assets) from the following geographic areas:

	As of December 31,
	2018	2019
	RMB	RMB
PRC, excluding Hong Kong	63,086	245,874
Hong Kong	37,542	41,233
Others	7,780	6,786
Total long-lived assets	108,408	293,893

24.   Net income (loss) per Share

The following table sets forth the basic and diluted net income (loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income attributable to Secoo Holding Limited	134,056	151,833	155,052
Accretion to redeemable non-controlling interest redemption value	(798)	—	(629)
Accretion to preferred share redemption value	(202,679)	—	—
Numerator for basic and diluted net income (loss) per share calculation	(69,421)	151,833	154,423
Denominator:
Weighted average number of ordinary shares	12,500,821	25,235,404	25,122,199
Denominator for basic net income (loss) per share calculation	12,500,821	25,235,404	25,122,199
Adjustment for diluted stock options	—	947,518	1,098,905
Denominator for diluted net income (loss) per share calculation	12,500,821	26,182,922	26,221,104
Net income (loss) per ordinary share
— Basic	(5.55)	6.02	6.15
— Diluted	(5.55)	5.80	5.89

The potentially dilutive securities that have not been included in the calculation of diluted net income (loss) per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2017	2018	2019
Restricted shares and stock options	1,094,413	—	—
Convertible note and warrant	—	6,980,769	6,980,769

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25.   Lease

The Group has operating leases mainly for offices, offline experience centers, customer service centers and logistics centers. For the year ended December 31, 2019, operating lease costs and short-term lease costs were RMB42,315 and RMB17,629, respectively. There were no leasing costs other than the operating lease costs and short-term lease costs for the year ended December 31, 2019.

A summary of supplemental information related to operating leases as of December 31, 2019 is as follows:

As of December 31, 2019
RMB
Operating lease ROU assets	159,321
Operating lease liabilities-current	38,608
Operating lease liabilities-non-current	113,782
Total operating lease liabilities	152,390
Weighted average remaining lease term	3.81
Weighted average discount rate	11.6%

For the year ended December 31, 2019
RMB
Operating cash flows for operating leases	64,739
ROU assets obtained in exchange for new operating lease liabilities	138,049

As of December 31, 2019, the Company had RMB2,841 of short term lease commitments under non-cancellable operating leases.

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2019 is as follows:

As of December 31, 2019
RMB
2020	52,946
2021	50,394
2022	38,261
2023	34,564
2024	7,987
Total lease payments	184,152
Less: interest	(31,762)
Present value of operating lease liabilities	152,390

As of December 31, 2019, the Group has no significant lease contract that has been entered into but not yet commenced.

Rental expenses were RMB34,090 and RMB39,581 for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC840 are as follows:

As of December 31, 2018
RMB
2019	33,740
2020	19,554
2021	12,507
2022	2,624
2023	402
2024 and thereafter	—
Total	68,827

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26.   Related Party Transactions

(a)          Amount due from related parties

During the year ended December 31, 2017, the Group paid RMB287 on behalf of Jiangxi Tiangong Hi Tech Co., Ltd. ( “Jiangxi Tiangong”), a related party that is under the control of Mr. Richard Rixue Li, the Group’s chairman and chief exercise officer. The Group has amount due from Jiangxi Tiangong of RMB35 and RMB30 as of December 31, 2018 and 2019, respectively.

During the year ended December 31, 2018, the Group paid RMB2,100 on behalf of Guangyao, a related party that is under the control of Mr. Richard Rixue Li, the Group’s chairman and chief exercise officer, which was repaid during the year ended December 31, 2019.

(b)          Amount due to related parties

During the year ended December 31, 2015, the Group borrowed RMB18,000 from Mr. Richard Rixue Li, the Group’s chairman and chief exercise officer, to fund working capital, among which RMB1,025, RMB493 and RMB313, were repaid during the years ended December 31, 2017, 2018 and 2019, respectively. The Group has an amount due to Mr. Richard Rixue Li for RMB801 and RMB488 as of December 31, 2018 and 2019, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

During the year ended December 31, 2018, the Group borrowed RMB4,480 from Mr. Rimei Li, CEO of the Group’s subsidiary, to fund working capital. RMB4,069 and RMB411 were repaid during the years ended December 31, 2018 and 2019, respectively. The Group has an amount due to Mr. Rimei Li for RMB411 and nil as of December 31, 2018 and 2019, respectively.

27.   Commitments and Contingencies

The Company leases offices, offline experience centers, customer service centers and logistics centers for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year included in is Note 25.

Except for those disclosed above, the Group did not have any significant capital or other commitments or guarantees as of 2019.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28.   Subsequent Events

In June 2020, the Company has entered into a share purchase agreement with Qudian Inc. (“Qudian”), a leading technology platform empowering the enhancement of online consumer credit experience in China, pursuant to which Qudian has agreed to purchase a total of up to 10,204,082 newly issued Class A ordinary shares of the Company for an aggregate purchase price of up to USD100,000. Qudian is listed in New York Stock Exchange under the symbol of “QD”. The transaction is subject to customary closing conditions and is expected to be consummated in two separate closing. Qudian has agreed not to sell, transfer or dispose of any shares acquired in the transaction for twelve months after the first closing, subject to certain limited exceptions. On June 4, 2020, Qudian paid USD50,000 in cash to the Company and the Company issued 5,102,041 Class A ordinary shares to Qudian.

On April 30, 2020, the Company announced that its Board of Directors has approved a share repurchase program whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of American Depositary Shares with an aggregate value of up to US$20 million during the next twelve-month period, starting from April 30, 2020.

From late January 2020, the COVID-19 was rapidly evolving in China and globally. Since then, the business and transportation disruptions in China have caused adverse impacts to the Group’s operations and led to incremental costs, in particular, relating to the Group’s retail business. Consequently, the COVID-19 outbreak will likely adversely affect the Group’s business operations and its financial condition and operation results for the first quarter of 2020, including but not limited to material negative impact to the Group’s total revenues and results of operations. However, given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, the Group cannot reasonably estimate the impact to its future results of operations, cash flows, or financial condition for the remainder of fiscal year 2020.

29.   Parent Company Only Condensed Financial Information

The following condensed parent company financial information of Secoo Holding Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2019, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Secoo Holding Limited, except for those which have been separately disclosed in the consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(a)         Condensed Balance Sheets

	As of December 31,
	2018	2019
	RMB	RMB
Assets
Current assets
Cash	162,529	92
Investment securities	26,032	—
Prepayments and other current assets	10,552	2,998
Total current assets	199,113	3,090

Non-current assets
Investments in subsidiaries	2,474,833	2,896,655
Other non-current assets	3,246	2,383
Total non-current assets	2,478,079	2,899,038

Total assets	2,677,192	2,902,128

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	44,267	24,235
Total current liabilities	44,267	24,235

Non-current liabilities
Long-term borrowings	1,151,560	1,185,249
Long-term liabilities	—	68,180
Total non-current liabilities	1,151,560	1,253,429

Total liabilities	1,195,827	1,277,664

Shareholders’ Equity

Class A ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 19,068,224 shares issued, 18,550,770 shares outstanding as of December 31, 2018 and 2019)	126	126
Class B ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 6,571,429 shares issued and outstanding as of December 31, 2018 and 2019; each Class B ordinary share is convertible into one Class A ordinary share)	41	41
Treasury shares (517,454 Class A ordinary shares as of December 31, 2018 and 2019, at cost)	(71,018)	(71,018)
Additional paid-in capital	2,839,342	2,848,145
Accumulated losses	(1,280,753)	(1,126,330)
Accumulated other comprehensive loss	(6,373)	(26,500)
Total shareholders’ equity	1,481,365	1,624,464

Total liabilities and shareholders’ equity	2,677,192	2,902,128

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)         Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Operating expenses	(14,423)	(6,566)	(8,010)

Loss from operations	(14,423)	(6,566)	(8,010)

Other income (expenses):
Interest income	313	—	18,154
Interest expenses	—	(38,737)	(111,033)
Change in fair value of financial instruments	—	1,891	23,226
Others	—	1,125	1,737
Share of income from subsidiaries	147,368	194,120	230,349
Income before income tax	133,258	151,833	154,423
Income tax expenses	—	—	—
Net income	133,258	151,833	154,423
Accretion to preferred share redemption value	(202,679)	—	—
Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	(69,421)	151,833	154,423

(c)          Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash used in operating activities	(15,827)	(16,081)	(44,418)
Net cash used in investing activities	(685,267)	(1,108,577)	(118,794)
Net cash provided by financing activities	821,484	1,163,304	—
Effect of exchange rate changes on cash	(3,923)	7,325	775
Net increase/(decrease) in cash	116,467	45,971	(162,437)
Cash at the beginning of the year	91	116,558	162,529
Cash at the end of the year	116,558	162,529	92