Form 20-F
period 2020-12-31
Secoo Holding Ltd
filed 2021-11-09
CIK 1633441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

As of December 31, 2020, there were 35,326,281 shares outstanding, par value $0.001 per share, being the sum of 28,754,852 Class A ordinary shares and 6,571,429 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

◻ Yes ⌧ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards₹ provided pursuant to Section 13(a) of the Exchange Act. ☐

₹The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

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

◻ Yes ◻ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“ADSs” are to our American depositary shares, two of which represent one Class A ordinary share;
●	“China” or the “PRC” is to the People’s Republic of China, excluding, for the purposes of this annual only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.001 per share;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.001 per share;
●	“GMV” for a given period is to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers for such period, regardless of whether the products are delivered or returned or whether the services are cancelled;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“Registered members” as of a specified date are to any consumer who has registered and created an account on our platform;
●	“Secoo,” “we,” “us,” “our company” and “our” are to Secoo Holding Limited, and its subsidiaries, and in the context of describing our operations and consolidated financial information, also include our VIEs and their subsidiaries in China;
●	“SKUs” for a given period are to stock keeping units offered on our online platform and in our offline experience centers. The number of SKUs does not represent the number of distinct products offered on our online platform and in our offline experience centers;
●	“Total orders” for a given period are to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers for such period, regardless of whether the products are delivered or returned or whether the services are cancelled;
●	“VIE” is to variable interest entity, as our “our VIEs” or “the VIEs” refer to consolidated our variable interest entities Beijing Secoo Trading Limited (“Beijing Secoo”) and Beijing Wo Mai Wo Pai Auction Co., Ltd. (“Beijing Auction”); and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect on December 31, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the online and offline retail markets of upscale products and services market in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with customers, suppliers and third-party sellers;
●	our plans to invest in our fulfillment infrastructure and technology platform;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

PART I.

Secoo Holding Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted by our directly owned subsidiaries and through contractual arrangements with our VIEs. Due to the restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our consolidated VIEs, Beijing Auction and Beijing Secoo, in which we have no ownership interest, to conduct certain aspects of our operation. We have relied and expect to continue to rely on contractual arrangements with Beijing Auction and Beijing Secoo and their shareholders to hold our value-added telecommunications services license for internet information services, or the ICP license, as an internet information provider, our license for online data processing and transaction processing services, or the EDI license, as an e-commerce transaction platform, and our auction business permit, respectively. In this annual report, we refer to Beijing Auction and Beijing Secoo collectively as “our VIEs” or “the VIEs”, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their respective shareholders to control the business operations of our VIEs. Investors in our ADSs thus do not directly hold equity interests in our operating entities in China but instead are holding equity interests in a Cayman Islands holding company. As used in this annual report, “we,” “us,” “our company” or “our” refers to Secoo Holding Limited, a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our VIEs and their subsidiaries in China.

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs or deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs and thus have a material effect on our operations and result in the value of the securities diminishing substantially. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

Investments in our ADSs involves significant risks. See “Item 3. Key Information—D. Risk Factors” for detailed discussions of these risks. In particular, we face the below risks and uncertainties related to our corporate structure and related to doing business in China:

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements. Investors in our ADSs thus are not directly holding equity interest in our operating entities in China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole;
●	Our auditor is currently not subject to inspections by the PCAOB. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or fully investigate auditors who are located in China, as it has not been and is currently unable to do. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections;
●	PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;” and
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our Holding Company Structure and Contractual Arrangements with our VIEs

Secoo Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through directly owned subsidiaries and through our VIEs. Investors in our ADSs are not directly holding equity interest in our operating entities in China but instead are holding equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates our corporate structure, including our major subsidiaries and VIEs, as of the date of this annual report:

We operate a website through which we distribute products and communicate with our customers. In order to ensure our internet operation complies with PRC laws and regulations, the necessary PRC operating license which we require for operating our website is held by Beijing Secoo, our affiliated PRC entity. The equity interests of Beijing Secoo are held by our founders, who are PRC individuals. A series of contractual arrangements have been entered into between our PRC subsidiary, Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo. As a result of the contractual agreements, which include powers of attorney, an exclusive business cooperation agreement, an equity pledge agreement, exclusive option agreements and an exclusive option agreement to purchase intellectual properties, we have the ability to exercise control over Beijing Secoo and the subsidiaries of Beijing Secoo, direct their activities, receive substantially all of their economic benefits and have an option to purchase all of the equity interests and assets in Beijing Secoo when and to the extent permitted by PRC law at a minimum price. We consider that we are the primary beneficiary of Beijing Secoo and its subsidiaries, and accordingly these entities are our VIEs under U.S. GAAP. As such, we consolidate the results and financial position of Beijing Secoo and its subsidiaries in our consolidated financial statements. We launched our online auction sales format in July 2014. The current PRC laws and regulations also restrict foreign ownership in auction sales business. In order to comply with the PRC laws and regulations, the necessary PRC license for our auction business is held by Beijing Auction, our PRC affiliated entity. The equity interests of Beijing Auction are held by our founders. A series of contractual arrangements have been entered into between our PRC subsidiary, Kutianxia, Beijing Auction and its shareholders. Through the contractual arrangements which include powers of attorney, an exclusive business cooperation agreement, equity pledge agreements, exclusive option agreements and loan agreements, we consider we are able to exercise effective control over, bear the risks of, enjoy substantially all of the economic benefits of Beijing Auction, and have an exclusive option to purchase all or part of the equity interests in Beijing Auction when and to the extent permitted by PRC law at the minimum price possible. We conclude that we are the primary beneficiary of Beijing Auction, and accordingly Beijing Auction is our variable interest entity under U.S. GAAP. As such, we consolidate the results and financial position of Beijing Auction in our consolidated financial statements with effect from September 15, 2014, the date on which the series of contractual agreements between Kutianxia, Beijing Auction and the shareholders of Beijing Auction become effective. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” and “Item 4 Information on the Company—C. Organizational Structure— Contractual Arrangements with our VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman holding company, to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their shareholders for substantially all of our business operations, which may not be as effective as direct ownership in providing operational control.” There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government deems that the contractual arrangements in relation to Beijing Auction and Beijing Secoo do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Permissions for Our Operations and the Operations of Our VIEs and Securities Issuances to Foreign Investors

Secoo Holding Limited is a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. As a result, we conduct such business activities through our affiliated PRC entities Beijing Secoo and Beijing Auction, each of which holds an ICP license and Beijing Secoo also holds an EDI license. Any challenge to the validity of these arrangements may significantly disrupt our business, subject us to sanctions including revoking the business licenses, ICP license and/or EDI license or other operating licenses of such entities, compromise enforceability of our contractual arrangements, or have other harmful effects on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government deems that the contractual arrangements in relation to Beijing Auction and Beijing Secoo do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Recent Regulatory Developments

On July 10, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (Revised Draft for Comments), which will replace the current Measures for Cybersecurity Review after it is adopted and becomes effective. The draft measures, among other things, stipulate that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As advised by our PRC counsel, the draft measures were released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business generates and processes a large amount of data, and is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection in China and other jurisdictions. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, increased cost of operations, or otherwise harm our business.”

Under the current Measures for Cybersecurity Review and other PRC cybersecurity laws and regulations, as well as the draft measures, critical information infrastructure operators that intend to purchase internet products and services that affect or may affect national security must be subject to the cybersecurity review. However, the exact scope of “critical information infrastructure operators” under the draft measures and the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, the draft measures also stipulate that any data processor carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. Currently, the draft measures have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. If a final version of the draft measures is adopted, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our proposed offering from the CSRC or any other PRC governmental authorities.

Cash Flows through Our Organization

Secoo Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our VIEs in China. As a result, Secoo Holding Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. For the years ended December 31, 2018, 2019 and 2020, profit appropriation to statutory surplus fund for our entities incorporated in the PRC was approximately nil, RMB 0.9 million and RMB 1.4 million, respectively. No appropriation to other reserve funds was made for any of the periods presented. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

A.            Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income/(loss) data (other than US$ and ADS data) for the years ended December 31, 2018, 2019 and 2020, and selected consolidated balance sheets data (other than US$) as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statement included elsewhere in this annual report. The selected consolidated statements of comprehensive income/(loss) data (other than ADS data) for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheets as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

You should read the selected consolidated financial data together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(loss) Data
Total revenues	2,593,822	3,740,455	5,387,577	6,845,580	6,019,681	922,556
Cost of revenues	(2,193,676)	(3,128,441)	(4,427,844)	(5,648,633)	(5,138,285)	(787,477)
Gross profit	400,146	612,014	959,733	1,196,947	881,396	135,079
Total operating expenses	(429,378)	(517,193)	(740,458)	(980,474)	(846,063)	(129,664)
Income (loss) from operations	(29,232)	94,821	219,275	216,473	35,333	5,415
Net income/(loss)	(44,573)	133,409	155,546	161,671	(87,417)	(13,397)
Net income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	(640,359)	(69,421)	151,833	154,423	(71,864)	(11,014)
Net income/(loss) per Class A and Class B Ordinary share
— Basic	(89.06)	(5.55)	6.02	6.15	(2.36)	(0.36)
— Diluted	(89.06)	(5.55)	5.80	5.89	(2.36)	(0.36)
Net income/(loss) per ADS(1)
— Basic	(44.53)	(2.78)	3.01	3.08	(1.18)	(0.18)
— Diluted	(44.53)	(2.78)	2.90	2.95	(1.18)	(0.18)
Weighted average number of Class A and Class B Ordinary shares outstanding used in computing net income/(loss) per share
— Basic	7,189,933	12,500,821	25,235,404	25,122,199	30,629,608	30,629,608
— Diluted	7,189,933	12,500,821	26,182,922	26,221,104	30,629,608	30,629,608

Note:

(1)         Two ADSs represent one Class A ordinary share.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	55,555	453,425	1,034,385	709,823	639,932	98,074
Time deposits	—	292,318	68,632	—	—	—
Restricted cash	155,792	179,014	92,022	244,313	89,672	13,742
Investment securities	—	—	26,032	2,318	—	—
Accounts receivable, net	20,992	54,210	119,580	123,226	99,228	15,207
Inventories	752,103	1,189,885	1,712,740	2,680,428	3,289,804	504,185
Total assets	1,045,816	2,337,708	3,791,926	4,997,196	5,342,423	818,762
Accounts payable	274,629	318,414	498,579	569,045	348,154	53,357
Total liabilities	739,435	1,047,314	2,282,413	3,335,412	3,025,197	463,630
Total mezzanine equity	1,754,534	5,582	7,587	9,337	10,010	1,534
Total liabilities, mezzanine equity and shareholders’ equity	1,045,816	2,337,708	3,791,926	4,997,196	5,342,423	818,762

B.      Capitalization and Indebtedness

Not applicable.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Summary of Risk Factors

Investing in our common shares and/or ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our common shares and/or ADSs. The following list summarizes some, but not all, of these risks.

Risk Related to Our Business

●	Any harm to our Secoo brand or reputation may materially and adversely affect our business and growth prospects.
●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.
●	We incurred and in the future may incur net losses and negative cash flow from operating activities.
●	If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to Beijing Auction and Beijing Secoo do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	We rely on contractual arrangements with our VIEs and their shareholders for substantially all of our business operations, which may not be as effective as direct ownership in providing operational control.
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	Our auditor is currently not subject to inspections by the PCAOB. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or fully investigate auditors who are located in China, as it has not been and is currently unable to do. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors of the benefits of such inspections.

Risks Related to our American Depositary Shares

●	The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and/or ADSs.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

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

We believe that the recognition and reputation of our Secoo brand among our customers, suppliers, brands, third-party merchants and other service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a good online shopping experience to customers;
●	maintain the popularity, diversity, quality and authenticity of the products we offer;
●	maintain the efficiency, reliability and quality of our fulfillment services;
●	maintain or improve customer satisfaction with our after-sales services;
●	increase brand awareness through advertising and brand promotion activities; and
●	preserve our reputation and goodwill in the event of any negative publicity on customer services, internet security, product quality, price or authenticity, or other issues affecting us or the online retail industry in China in general.

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

We have accumulated net losses since we commenced our current business operations in 2011. We recorded a net income of RMB155.5 million, RMB161.7 million in 2018, 2019 and a net loss of RMB87.4 million in 2020, respectively, we cannot assure you that we will be able to continue to generate net income or positive cash flow from operating activities in the future. We anticipate that our profitability will depend in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online platform and our offline experience centers and services and offering value-added services with higher margins. Accordingly, we intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure, website, mobile applications, offline experience centers and new technology to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, our net income margin may decline or we may incur net losses or negative cash flow in the future and may not be able to maintain profitability on a quarterly or annual basis.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We source products from third-party suppliers. Our suppliers include brands, brand authorized distributors and individual and corporate suppliers (including professional shoppers). Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable terms. We typically enter into one-year framework agreements with most of our suppliers on an annual basis, and these framework agreements do not ensure availability of products, continuation of particular pricing practices or payment terms beyond the end of the contractual term. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the expiration of their current contracts with us. Even if we maintain good relationships with our suppliers, their ability to supply products to us in sufficient quantities and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes, such as the outbreak of a new type of severe pneumonia caused by novel coronavirus (COVID-19). Furthermore, as some of our suppliers source from brands with vertically integrated exclusive distribution channels, if these brands synchronize their global pricing strategies, our suppliers might not be able to source products with competitive prices. In the event that we are not able to source products at favorable prices, our revenues and gross profit as a percentage of revenues may be materially and adversely affected. In addition, brand suppliers may restrict us from sourcing their brand products from other sources to protect their brand, which may adversely and materially affect our global supply chain system, and hence reduce our operation efficiency.

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

We believe our fulfillment network, currently consisting of strategically located logistics centers in Beijing, Yichun, Hainan, Hong Kong and Milan and supported by our offline experience centers in Beijing, Shanghai, Xiamen and Malaysia, which perform certain warehousing functions, is essential to our success. If any of the landlords terminates existing lease agreements with us, or materially alters any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investment, or at all. We plan to establish more logistics centers to increase our warehouse capacity, accommodate more customer orders and provide better coverage of our target markets. As we continue to add logistics centers, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to lease new facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

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

As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding improper use or lack of approvals, licenses and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As online retailing is still evolving in China, new laws and regulations may be adopted from time to time to require additional approvals, licenses and permits other than those we currently have, and address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, we offer mobile applications to mobile device users. It is uncertain if our VIEs will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for internet content provision service. Although we believe that we are not required to obtain such separate license, which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

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

Despite our efforts to distinguish and reject products with questionable sources, we have not been able to have full knowledge of the customs clearance procedures that have been conducted for such products and we cannot rule out the possibility that we may be subject to investigations or sanctions. Based on our standard purchase agreement, we require our suppliers to indemnify us for any losses we suffer or any costs that we incur due to the illegal sourcing of their products. However, we may not be able to successfully enforce our contractual rights and may resort to costly and lengthy legal proceedings in China to protect our rights, which may cause us to incur significant costs and efforts and may divert our management’s attention from day-to-day operations. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Although we have not in the past been the subject of any material regulatory investigations or any civil, administrative or criminal sanctions under PRC customs laws and regulations, and, as of the date of this annual report, we are not aware of any such claims or actions by government authorities against us, and have no reason to believe that any such claims or actions will be brought forth in the foreseeable future, due to uncertainties in the interpretation and enforcement of PRC customs laws and regulations, we may be determined by competent governmental or judicial authorities to be in violation of PRC customs laws and regulations as a result of purchasing goods from law-breaking suppliers.

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

Since we commenced our current business operations in 2011, we have focused on selling upscale products such as watches, handbags and jewelry. We have expanded our product offerings in recent years to include selected categories of upscale lifestyle products and services, such as Secoo Check. Expansion into diverse new product categories and new services involves new business and legal risks and challenges. Our lack of familiarity with these products and services and lack of relevant customer data relating to these products and services may make it more difficult for us to anticipate customer demand and preferences. We might also incur additional costs to ensure compliance of laws and regulations. In addition, regulatory requirements relations to these products and services may be still evolving.

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

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition, acquire new customers and increase sales of our products. We incurred RMB410.5 million, RMB480.4 million and RMB279.2 million (US$42.8 million) of marketing expenses in 2018, 2019 and 2020, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. Our decisions regarding investments in customer acquisition are based upon our analysis of the revenue we have historically generated per customer over the expected lifetime value of the customer. Our analysis of the revenue that we expect a customer to generate over his or her lifetime depends upon several estimates and assumptions, including the demographic groups of the customers, whether a customer will make a second order, whether a customer will make multiple orders in a month, average sales per order and the predictability of a customer’s purchase pattern. Our experience in markets or customer demographic groups in which we presently have low penetration rates may differ from our more established markets.

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

We generate a significant portion of our revenues from online retail, especially mobile applications. While online retail has existed in China since the 1990s, only recently have certain large online retail companies become profitable. The long-term viability and prospects of various online retail business models in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online retail industry in China, which may be beyond our control. These factors include:

●	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;
●	the trust and confidence level of online retail consumers in China, as well as changes in customer demographics and consumer tastes and preferences;
●	the selection, price and popularity of products that we and our competitors offer online;
●	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and
●	the development of fulfillment, payment and other ancillary services associated with online purchases.

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

Our ability to obtain additional financing on acceptable terms is subject to a variety of uncertainties, including:

●	PRC governmental policies relating to bank loans and other credit facilities;
●	economic, political and other conditions in China;
●	investors’ perception of, and demand for, securities of online retail companies;
●	conditions of the United States and other capital markets in which we may seek to raise funds; and
●	our future results of operations, financial condition and cash flows.

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

In connection with the audits of our consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firms identified a “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Our failure to correct the material weakness and control deficiencies or to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Furthermore, it is possible that, had our independent accountant conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent accountant must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, after we cease to be an emerging growth company our independent accountant, after conducting its own independent testing, may issue a report that is unqualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

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

We have been subject to negative postings and other media exposure in the past. We may become the target of anticompetitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies and short seller reports. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers and the goods and services offered by them and often act on such information without further investigation or authentication and without regard to its accuracy. Information on social media platforms and devices is easily accessible, and any negative publicity on us or our founders and management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filtering or verification of the content posted. Information posted may be inaccurate and may harm our reputation, performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our ADSs.

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

Our business generates and processes a large amount of data, and is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection in China and other jurisdictions. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, increased cost of operations, or otherwise harm our business.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

Our business is subject to a variety of PRC laws and regulations regarding cybersecurity, information security, privacy and data protection, and internet information in the PRC is regulated and restricted from a national security standpoint. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Criminal Law, as amended, prohibits companies and other entities, and their employees from obtaining a citizen’s personal information through stealing or other unlawful means and selling or otherwise unlawfully providing a citizen’s personal information obtained while performing duties or providing services. The PRC Civil Code, issued by the PRC National People’s Congress on May 28, 2020 and effective on January 1, 2021, provides legal basis for privacy and personal information infringement claims under the PRC civil laws. PRC regulators, including the Cyberspace Administration of China, the Ministry of Industry and Information Technology, and the Ministry of Public Security, have increasingly focused on regulation in cybersecurity and data protection.

According to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. Furthermore, according to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On August 17, 2021, the State Council promulgated the Security Protection Regulations for Critical Information Infrastructures, which became effective on September 1, 2021 and provides that “critical information infrastructures” refers to those including important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, and other important network facilities and information systems which may seriously endanger national security, national economy and people’s livelihood and public interests if they are damaged, malfunctioned, or if relevant data leakage occurs. Pursuant to these provisions, the competent governmental authorities and supervision and management departments of the abovementioned important industries and fields, being the protection departments, are responsible for formulating the rules on identifying the critical information infrastructures and to identify such critical information infrastructures in the related industries and fields, taking into account the factors including (i) the degree of importance of the network facilities, information systems, etc., to the critical and core businesses in this industry and field; (ii) the degree of damage that may be caused by such network facilities, information systems, etc., if they are destroyed, malfunctioned, or relevant data leakage occurs; (iii) the relevant influence on other industries and fields. The relevant governmental authorities shall also notify operators who are being identified as critical information infrastructure operators. However, as these provisions were newly issued and the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, the exact scope of “operator of critical information infrastructure” under the current regulatory regime remains unclear and may be subject to the review and discretion of the PRC governmental authorities. If we provide or are deemed to provide network products and services to critical information infrastructure operators, or we are deemed to be a critical information infrastructure operator, we would be required to follow cybersecurity review procedures, and could be subject to cybersecurity review by Cyberspace Administration of China and other relevant PRC regulatory authorities. During such review, we may be required to suspend new user registration in China and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several US-listed Chinese companies and prohibiting these apps from registering new users during the review period. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Cybersecurity Review Measures for public comments, which required that, in addition to “operator of critical information infrastructure”, any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, and the risk of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after overseas listing. As the revised draft Cybersecurity Review Measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, we still face uncertainties that the measures may be enacted, interpreted or implemented in ways that will negatively affect us. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we are to be deemed a critical information infrastructure operator using network products or services without having completed the required cybersecurity review procedures. Furthermore, any non-compliance or perceived non-compliance with the PRC Cybersecurity Law, Cybersecurity Review Measures, or other related regulations may prevent us from using or providing certain network products and services, and may result in fines or other penalties such as making certain required rectification, suspending our related business, closing our website or taking down our operating app, and reputational damages or proceedings or actions against us by PRC regulatory authorities, consumers or others, which may have material adverse effect on our business, operation or financial conditions. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. In addition, recently, certain PRC regulatory authorities issued Opinions on Intensifying Crack Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. However, as such law or opinions were newly issued, and there are no any further explanations or detailed rules or regulations, and there are still uncertainties regarding the interpretation and implementation of such law or opinions. And new laws, regulations or rules promulgated in future may impose additional requirements on us.

Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business. Any systems failure or compromise of our security that results in the unauthorized access to or release of the data on our platform could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business.

There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. For example, on March 12, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021, clarifying the scope of necessary information required for certain common mobile apps and stating that mobile apps operators may not deny users’ access to basic functions and services when the users opt out of the collection of unnecessary personal information. In addition, on August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, “personal information” refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. In addition to processing of personal information within the PRC, the PRC Personal Information Protection Law also applies to the process of personal information outside the PRC under any of the following circumstances: (i) where the purpose is to provide products or services to individuals within the PRC; (ii) when analyzing or assessing the activities of domestic individuals; or (iii) other circumstances as stipulated by laws and administrative regulations. This law sets forth both general rules for processing the personal information and specific rules for processing the personal information under certain specific circumstance, including the process of sensitive personal information and cross-border provision of personal information. As the PRC Personal Information Protection Law is newly issued, and there are no further explanations or detailed rules or regulations with respect to its interpretation and implementation, we still face uncertainties how this law may be interpreted or implemented in ways that will negatively affect us.

Furthermore, several PRC governmental authorities have taken a series of strict examinations and inspections against illegal activities of collecting or using data and personal information, and it was reported that numerous mobile applications or website operators were ordered to rectify their illegal activities, or imposed with warnings, fines or other administrative penalties, or even became subjects of criminal investigations. We have developed a comprehensive user information protection policy, in which we lay out in detail the types of personal information we collect from users and the purposes, methods and scope of our collection, usage and handling of user personal information. We are continuously updating our policy as the purposes, methods and scope of our collection and handling of user personal information changes. Our user information protection policy and user agreement are displayed permanently in fixed locations on our mobile apps so as to allow users to conveniently access and search such policies and agreements related to the collection and usage of their personal information on our app. We have also added pop-up notifications in our mobile app prompting our users to carefully read and agree to our user information protection policy whenever the user installs, opens up for the first time or registers an account on our mobile app. We are unable to collect any personal information from users unless the user voluntarily agrees to our user agreement and user information protection policy by checking the relevant boxes on our app. For certain functions of our platform where the collection and usage of additional personal information is necessary, we will clearly prompt the users as to the purposes, methods and scope of the collection and usage of the additional personal information. The user is then free to agree to or reject such collection and usage of additional personal information. Rejection of such collection and usage of additional personal information will not impact the use of other unrelated functionalities on our platform.

The regulatory framework for cybersecurity, information security, privacy and data protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. Operators like us are and may continue to be subject to more comprehensive and stricter supervision by the competent governmental authorities on such issues, especially given our collection and use of personal information by users or third-party data providers with user consent under our big data and system-based risk management services business. We cannot assure you that our existing personal information and data protection system and technical measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding cybersecurity, information security, privacy and data protection, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of laws and privacy standards regarding cybersecurity, information security, privacy and data protection are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable laws, regulations and standards regarding cybersecurity, information security, privacy and data protection, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

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

As of the date of this annual report, we leased 18 properties for our offices, offline experience centers, logistics centers, customer service center, and parking lots. The lessors of some leased properties have not been able to provide proper ownership certificates for the properties that we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms commercially acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We have granted options, and may continue to grant options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in December 2014, or the 2014 Plan. Under the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to 1,307,672 ordinary shares as of the date of this annual report. In 2017, we, adopted a 2017 Employee Stock Incentive Plan, or the 2017 Plan, which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. As of December 31, 2020, options to purchase 1,135,317 ordinary shares are issued and outstanding under the 2014 and 2017 Plan. We have recognized share-based compensation expense in the amount of RMB8.2 million (US$1.3 million) for the year ended December 31, 2020. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Currently, Mr. Richard Rixue Li, our founder, director and chief executive officer beneficially owns 18.6% of our outstanding shares. As a result of his significant shareholding, Mr. Li has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 7.A. Major Shareholders.”

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

Due to the disparate voting powers associated with our two classes of ordinary shares, as of the date of this annual report, Mr. Li beneficially owns 82.0% of the aggregate voting power of our company through Siku Holding Limited. As a result, Mr. Li will have control over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications.

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

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic, for instance the recent outbreak of COVID-19 which spread globally. Any such occurrences could cause severe disruption to our daily operations and may even require a temporary closure of our offices and facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across the world, and put significant strain on merchants shipping and delivery. We have taken a series of measures in response to the outbreak to protect our employees, including temporarily closing offices, facilitating remote working arrangements for our employees and cancelling business meetings and travel. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese and world economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

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

Our business has been and is likely to continue to be materially adversely affected by the COVID-19 pandemic globally and in China.

In the beginning of 2020, there was an outbreak of COVID-19 which has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, the temporary closure of stores and facilities, and reducing budgets for advertising and marketing globally for the past few months. The population in most of the major cities in China was subject to lockdown, travel restrictions or other form of quarantine of various degrees. Most of our employees are located in Beijing. After the extended Chinese New Year Holiday in 2020, we prioritized the health and safety of our employees and implemented temporary remote working arrangements until the end of March. Normal economic life throughout China was sharply curtailed during the outbreak and opportunities for discretionary consumption were limited.

Our business and results of operations have been and are likely to continue to be materially adversely affected the COVID-19 pandemic. Our total revenues decreased by 12.1% from RMB6,845.6 million in 2019 to RMB6,019.7 million (US$922.6 million) in 2020. The decrease in revenues was primarily attributable to a slowdown in demand in discretionary spending and delayed logistics services due to the impact of the COVID-19 pandemic. Also, our offline GMV decreased by 73.1% from RMB706.6 million in 2019 to RMB190.1 million (US$29.1 million) in 2020, primarily due to the impact of the COVID-19 pandemic. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

●	our customers are mainly individuals who may be cut down by COVID-19, they are likely to decrease their budgets for upscale products and lifestyle services, which could in turn materially and negatively affect our business and results of operations;
●	any disruption of our supply chain, logistics providers could adversely impact our business and results of operations, including causing our suppliers to cease manufacturing products for a period of time or materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us; and
●	corporate social responsibility initiatives we put forth in response to the outbreak, such as, our efforts to leverage our technology, products and services to help contain the epidemic, may negatively affect our financial condition and operating results.

Since March 2020, the situation in China has appeared to be on a path of slow recovery from the impact. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Our business and financial performance have been adversely affected by the outbreak of coronavirus in China and globally since the beginning of 2020. The full extent to which COVID-19 will impact our financial results and business condition will depend on future developments, which cannot be predicted.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

COVID-19 has a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The recent COVID-19 pandemic has also caused significant downward pressure for the global economy. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Our auditor is currently not subject to inspections by the PCAOB. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect or fully investigate auditors who are located in China, as it has not been and is currently unable to do. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the “over-the-counter” trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the new rule, which became effective immediately after the SEC’s approval.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 certain PRC-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against certain Chinese accounting firms. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ and other PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the four PRC-based accounting firms and other PRC-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

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

Foreign ownership of certain internet related businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (subject to exceptions, such as platform e-commerce) and any such foreign investors must have experience in providing value-added telecommunication services overseas and maintain a good track record in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Edition), or the 2020 Negative List, and other applicable PRC laws and regulations. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain business operating licenses for internet content provision to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license or EDI license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. As a result, we conduct such business activities through our affiliated PRC entities Beijing Secoo and Beijing Auction, each of which holds an ICP license and Beijing Secoo also holds an EDI license. Beijing Auction and Beijing Secoo are 90% owned by Mr. Richard Rixue Li, our founder, director and chief executive officer, and 10% owned by Ms. Zhaohui Huang, our founder. Mr. Li and Ms. Huang are both PRC citizens. We have entered into a series of contractual arrangements with Beijing Auction and Beijing Secoo and their respective shareholders, which enable us to:

●	exercise effective control over Beijing Secoo and Beijing Auction;

●	receive substantially all of the economic benefits of Beijing Secoo and Beijing Auction; and
●	have an exclusive option to purchase all or part of the equity interests in Beijing Auction and Beijing Secoo when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Secoo and Beijing Auction and hence consolidate their financial results as our VIEs. For a detailed discussion of these contractual arrangements, see “Item 4.C. Organizational Structure — Contractual Arrangements with our Variable Interests Entities and their Shareholders.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of Kutianxia Information, our PRC subsidiary, and Beijing Auction and Beijing Secoo, our VIEs in China, as of the date of this annual report, are not in violation of existing PRC laws and regulations; and (ii) the contractual arrangements between our PRC subsidiary, our VIEs, and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses of such entities;
●	discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and VIEs;
●	imposing fines, confiscating the income from our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or
●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Beijing Auction and Beijing Secoo in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Beijing Secoo and Beijing Auction or our right to receive substantially all the economic benefits and residual returns from Beijing Secoo and Beijing Auction and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Beijing Secoo and Beijing Auction in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations, and cause our ADSs to significantly decline in value.

We rely on contractual arrangements with our VIEs and their shareholders for substantially all of our business operations, which may not be as effective as direct ownership in providing operational control.

Due to the restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our consolidated VIEs, Beijing Auction and Beijing Secoo, in which we have no ownership interest, to conduct certain aspects of our operation. We have relied and expect to continue to rely on contractual arrangements with Beijing Auction and Beijing Secoo and their shareholders to hold our ICP license as an internet information provider, our EDI license as an e-commerce transaction platform and our auction business permit, respectively. For a description of these contractual arrangements, see “Item 4.C. Organizational Structure—Contractual Arrangements with our Variable Interests Entities and their Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Beijing Auction and Beijing Secoo, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Beijing Auction and Beijing Secoo, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. However, the shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs. We may replace the shareholders of our VIEs at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in Beijing Auction and Beijing

Secoo to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

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

Our VIEs hold our ICP license, EDI license and auction business license and conduct our online sales and auctions businesses. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct these businesses may be negatively affected. We generate the majority of our revenues from products and services that are offered to customers through our website and mobile applications and any interruption in our ability to use our website and mobile applications may have a material and adverse effect on our financial condition and results of operations.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Richard Rixue Li and Ms. Zhaohui Huang are the shareholders of each of our VIEs, Beijing Auction and Beijing Secoo. Mr. Richard Rixue Li is our founder, director and chief executive officer, while Ms. Zhaohui Huang is our founder. Mr. Richard Rixue Li and Ms. Zhaohui Huang holds 82.0% and 0.2% of the total voting rights of our company as of December 31, 2020, respectively, assuming the exercise of all outstanding options held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as of such date. The equity interests of VIEs are legally held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as nominee equity holders on behalf of us. The shareholders of Beijing Auction and Beijing Secoo may have potential conflicts of interest with us. We cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the company or such conflicts will be resolved in the company’s favor. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with Beijing Auction and Beijing Secoo to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like Kutianxia for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Kutianxia to adjust its taxable income under the contractual arrangements it currently has in place with our VIEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “Item 3.D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affected our financial condition and the value of your investment.”

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. The statutory reserve fund is not distributable as cash dividends.

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

PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated VIEs or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated VIEs. We may make loans to our PRC subsidiaries and consolidated VIEs subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. According to two notices respectively issued by the People’s Bank of China and/or SAFE regarding foreign debt on January 11, 2017 and March 11, 2020, the maximum amount of foreign debt that each of our PRC subsidiaries or consolidated VIEs or other PRC domestic entities is allowed to borrow is 2.5 times of their respective net assets. Pursuant to these notices, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital of such foreign-invested company, or 2.5 times of its net assets. Although the one-year grace period has expired, the statutory limit is still subject to the notices in practice. With respect to our consolidated VIEs or other domestic PRC entities, the limit for the total amount of foreign debt is 2.5 times of their respective net assets pursuant to the notices.

We may also finance our PRC wholly foreign-owned subsidiaries by means of capital contributions, in which case such subsidiaries are required to register the details of the capital contribution with the local counterparts of the State Administration for Market Regulation, or SAMR, and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce. Meanwhile, we are not likely to finance the activities of our consolidated VIEs by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs.

SAFE issued SAFE Circular No. 19, which took effect on June 1, 2015. SAFE Circular No. 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC. Foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans, however, are subject to SAFE restrictions under SAFE Circular No. 19. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16. SAFE Circular No. 16 stipulates that the use of capital by foreign-invested enterprises, or FIEs shall follow “the principle of authenticity and self-use” within the business scope of such FIEs. The capital of an FIE and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to nonaffiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises). On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular No. 28. Among others, SAFE Circular No. 28 relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Kutianxia, our wholly owned subsidiary in China, Beijing Auction and Beijing Secoo, our VIEs in China, and their respective shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Beijing Auction and Beijing Secoo’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Auction and Beijing Secoo for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Beijing Auction and Beijing Secoo for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay punitive interest.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and our VIEs. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and consolidated VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities issued on July 6, 2021 called for:

● tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;

● enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and

● extraterritorial application of China’s securities laws.

As the Opinions on Intensifying Crack Down on Illegal Securities Activities were recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws. See also “— Risks Related to Our Business— Our business generates and processes a large amount of data, and is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection in China and other jurisdictions. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, increased cost of operations, or otherwise harm our business.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

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

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license or EDI license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license or EDI license. Currently, Beijing Secoo, one of our PRC consolidated VIEs, holds an ICP license and an EDI license and operates our Secoo.com website. Beijing Secoo owns the relevant domain names and registered trademarks and has the necessary personnel to operate such website.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or authorized banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Risks Related to our American Depositary Shares

The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and/or ADSs.

The market prices of our ADSs and common shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, customers, suppliers or third-party sellers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other online retail or e-commerce companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online and offline upscale retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

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

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the Class A ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. For example, the directors of a Cayman Islands company may, subject to its memorandum and articles of association, without shareholder approval implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, the Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards. We rely on home country practice exemption with respect to the requirement for annual shareholders meetings and did not hold an annual shareholders meeting in 2020. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in materially adverse tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive asset assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

Based on our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2020 and we do not expect to be classified as a PFIC or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may become classified as a PFIC for future taxable years. In addition, if it were determined that that we are not the beneficial owner of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

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

ITEM 4.      INFORMATION ON THE COMPANY

A.History and Development of the Company

In February 2008, Mr. Richard Rixue Li and Ms. Zhaohui Huang, our Founders, formed Hong Kong Secoo Investment Group Limited, or Hong Kong Secoo, in Hong Kong as a holding company. Our Founders also formed Beijing Secoo Trading Limited, or Beijing Secoo, in Beijing, China in April 2009. We commenced our current upscale product retail business under our Secoo brand through Beijing Secoo in 2011. We opened our first offline experience center in Beijing in January 2011 and launched our website in April in the same year. Our mobile application was launched in December 2013. In 2015 and 2016, we opened four offline experience centers located in Shanghai, Chengdu, Hong Kong and Malaysia. In 2017, we opened three offline experience centers located in Qingdao, Xiamen and Tianjin. We launched Secoo Check in April 2016, which allows customers to make payments for our merchandise products in installments. Since 2016, we have successfully expanded our supply arrangements with top global brands. For example, in 2016, we began collaboration with Tod’s, under which Tod’s makes customized products exclusively for us. We became an authorized online retailer for Versace and Salvatore Ferragamo in China in November 2016 and February 2017, respectively. During 2017 and 2018, we expanded our collaboration with top brands, such as Armani, Mulberry and Stella McCartney. In July 2017, we expanded our strategic cooperation relationship with Country Garden, one of China’s largest real estate developers, planning to build themed villages and physical Secoo stores as well as in the areas of hotel operation and collaborate in real estate marketing

In January 2018, we formed a strategic alliance with Parkson Group, one of China’s largest department stores, aiming to integrate both respective resources and build an integrated new retail business model. We formed strategic partnerships with L Catterton Asia, the Asian unit of the largest and most global consumer-focused private equity firm in the world, and JD.com, China’s largest retailer, aiming to boost Secoo’s presence and network in the luxury industry. In March 2018, we formed a strategic partnership with Caissa Travel to jointly develop luxurious tourism products. In September 2018, we entered into a strategic partnership agreement with SASSEUR Group, an operator of outlet malls, to leverage respective resources and expertise to develop omni-channel retail networks, increase our market presence. In October 2018, we signed cooperation agreement with British department store brand Liberty London to launch an online shop in China for Liberty London’s luxury goods.

In August 2018, we issued convertible notes and warrants to Great World Lux Pte. Ltd and its affiliates, or Great World, in an aggregate principal amount of up to US$175.0 million, or the Original Notes. The principal amount outstanding under the Original Notes bears interest at an aggregate compounded rate of 8% per annum until August 8, 2021, or such earlier time as the notes are repurchased or converted subject to the terms specified therein. The initial conversion price is US$13.00 per ADS. The holders of the warrants are entitled to purchase 500,000 ADSs from us at an exercise price of US$18.00 per ADS. On September 29, 2021, we and Great World entered into a non-binding term sheet, pursuant to which we would negotiate and enter into a refinancing agreement with Great World, cancel the Original Notes and issue new interest-bearing notes of approximately US$203.3 million (being the sum of the principal amount and accrued interest outstanding of the Original Notes) to Great World, or the New Notes. As of the date of this annual report, the refinancing agreement and the New Notes between Great World and us are still under negotiation.

In March 2019, Secoo formed a strategic collaboration with Italian’s well-known luxury fashion online retailer, LuisaViaRoma.com (LVR) to offer a selection of European luxury fashion brands on our platform.In June 2019, we started cooperation with the Prada Group to offer Prada and Miu products following Prada’s strategy based on distribution control and brand image protection.

In June 2020, we and Qudian, Inc. (NYSE: QD) (together with its affiliates, “Qudian”), a leading technology platform empowering the enhancement of online consumer finance experience in China, entered into a share purchase agreement, pursuant to which Qudian has agreed to purchase a total of up to 10,204,082 newly issued Class A ordinary shares of Secoo for an aggregate purchase price of up to US$100.0 million, reflecting a per share purchase price of US$9.80. As of the date of this annual report, we have issued, sold and delivered to Qudian 10,204,082 Class A ordinary shares for which we have received US$100.0 million. In addition, Secoo and Qudian also entered into a business cooperation agreement, which sets forth the key areas for the two companies’ strategic cooperation in the online luxury e-commerce business space.

Benefited by the construction of Hainan Free Trade Port, and based on our business strategic development, in May 2021, we started operating Secoo Yangpu Bonded Warehouse.

In September, 2020, we established the cooperation relationship with Moutai, a leading Chinese liquor brand, to help us further penetrate into the market of high-end Chinese liquor. As part of our collaboration, the 53-degree Feitian Moutai products were officially launched on our online platform.

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

In December 2015, we incorporated Kuxin Tianxia (Tianjin) E-commerce Limited in Tianjin, China. Kuxin Tianxia (Tianjin) E-commerce Limited is wholly owned by Hong Kong Secoo and has been deregistered in February 2021.

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

As a result of these contractual arrangements, we are the primary beneficiary of Beijing Secoo and Beijing Auction, and we treat them as our VIEs under U.S. GAAP. We have consolidated the financial results of Beijing Secoo and Beijing Auction and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. If Beijing Secoo, Beijing Auction or the shareholders of Beijing Secoo and Beijing Auction fail to perform their obligations under these contractual arrangements, which allow us to maintain effective control over Beijing Secoo and Beijing Auction, we may not be able to continue to consolidate the financial results and assets and liabilities of Beijing Secoo and Beijing Auction and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Furthermore, our inability to exert effective control over Beijing Secoo and Beijing Auction may negatively affect our ability to conduct our business, which could materially and adversely affect our results of operations and financial condition.

See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

B.Business Overview

We are Asia’s leading online integrated upscale products and services platform. We value our customers and members as our greatest assets. We offer them a wide selection of authentic upscale products and lifestyle services to satisfy different needs of the modern lifestyle. We offer an integrated online and offline shopping platform, which consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payment methods, such as our Secoo Check, which allows customers to make payments for our merchandise products in installments on our online platform directly. We complement our online platform with offline experience centers to provide superior customer and membership services and experience. We have strategically opened four offline experience centers as of the date of this annual report in popular shopping destinations and central business districts in China and Malaysia which have strengthened our Secoo brand creditability and enhanced our brand presence. In addition, we are cooperating with brand boutiques such as Versace boutiques for our customers to pick up products ordered on our online platform in their stores. We also launched live streaming shopping channel, featuring trendy and upscale livestream shopping programs in direct collaboration with brands such as Prada and Versace, in-store livestream shopping across the globe, airing of live fashion shows and fashion wearing style live stream.

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

We offer an extensive selection of upscale products for everyone’s needs on our platform, including watches, bags, clothing, footwear, jewelry and accessories, cosmetics and skincare, 3C products, and home accessories. In addition, we have expanded our offerings of high-end lifestyle services to satisfy the needs of modern lifestyle since 2014, such as sports events. We believe that expanding our product offerings helps optimize customers’ shopping experience, diversify our revenue sources and further improve our economies of scale. The continuous expansion of our strategic alliances with leading partners in the consumer luxury goods and lifestyle spaces is our core strategy that helps to increase our brand awareness and to further diversify our portfolios of merchandise and lifestyle services. With our extensive network of suppliers, we are able to obtain a wide selection of product categories and services at favorable terms. Our “Secoo Discovery” channel also serves as a forum for users for information related to fashion trends and lifestyle news. Our user-generated contents cover a variety of topics, such as sartorial tips for various occasions and product reviews. Leveraging these user-generated data and big-data technology, we analyze consumer habits, preferences and demand of our upscale customers in order to provide a great luxury shopping experience to our customers. We thrive to enhance our reputation as the destination for luxury products and lifestyle in China. Our business model creates significant value to our business partners, including third-party sellers and suppliers, cooperation brands, and ultimately benefit our business and customers.

Our Platform

Our platform consists of both online and offline platforms. Our online platforms include Secoo.com website and mobile applications. Our offline experience centers complement our online platforms to provide superior customer services and experience.

Online Platform

We offer a comprehensive range of upscale products and services through our online platform. We generated 96.0%, 94.9% and 98.8% of our total GMV through our online platform in 2018, 2019 and 2020, respectively. Integrating convenience, aesthetics and functionality, our online platform aims to actively drive consumer spending by featuring a strategically selected catalog of popular items. We focus on creating an enjoyable online shopping experience for our customers whereby their purchase decisions are guided by detailed product descriptions, multi-angle picture illustrations and educational fashion literature. Our online platform interface is fully integrated with our warehouse management system, or WMS, enabling us to track order and delivery status of each individual product on a real-time basis.

Our websites and mobile applications feature the following user-friendly functionalities that enhance customer experience and convenience:

●	Comprehensive product information: Each product page contains product pictures, price, discount from the suggested retail price, detailed product parameters, customer reviews and payment and delivery options. Depending on the product, we provide additional information such as brand story and product condition to help customers make informed purchase decisions (to steer customers towards additional products in which they may be interested).
●	Product recommendations: Our business intelligence system generates recommendations of additional products in which our customers may be interested. These recommendations come in two forms: each product page typically includes recommendations for complimentary products that are often purchased together; and our website offers tailored product recommendations to customers based on their browsing and purchase histories. On our mobile application, we carefully select products that we believe are better suited for mobile commerce to cater to the faster purchase decision-making speed of mobile users. We periodically notify our mobile application users of sales events and promotions through text messages and mobile push notifications.
●	Sales Functionalities: Our customers can conveniently leave their reviews of the products at the end of the product page based on their feedback of the products. Our customers can also share their shopping experiences with us on various social media platforms and networking websites through links on the product page. We have launched some of our sales events a few hours earlier on our mobile applications and offered selected products and sales events exclusively on our mobile applications to further boost mobile traffic and purchases. To enhance customer loyalty, increase cross-selling opportunities and help customers make informed purchase decisions, our online platform also features literature on fashion trends, wardrobe tips and product recommendations, such as Tiaoli.

●	Personalized Services: We offer personalized services via our account management system, which allows our customers to customize their payment and delivery preferences. To facilitate the ease of the checkout process for our repeat customers, our database keeps track of their preferred delivery address, shipping method and payment option based on information they previously provided. Additionally, the direct dial feature on our mobile applications allows our mobile application users to call our customer service representatives with a single click.

To satisfy our existing customers’ shopping preferences and attract new customers with more unique shopping experience, we offer a variety of online sales formats, including customization, flash sales and auction.

●	Through customization, we offer our customers with custom-made products that are specially made according to our customers’ needs and tastes. Our personalized customization services are a testament to our dedication to serve our customers.
●	Our flash sales embody value, quality and convenience that are well-suited to brand-conscious consumers in China seeking upscale products at competitive price. Through our flash sales, we offer limited quantities of deeply discounted upscale products for limited periods of time. In addition to being an effective sales channel, our flash sales are also a key entry point for attracting online user traffic and allow us to efficiently gauge the marketability of different products by analyzing sales data.
●	Through auction, we offer a mix of new and used upscale products, watches, using auction sales to provide our customers with a more varied and exciting shopping experience. Our auction sales have been proven an effective channel for our SKUs management.
●	Our livestream selling programs feature a wide range of unique, engaging shopping experiences such as live broadcast programs in direct collaboration with brands, live streaming in-store shopping, airing of live fashion shows and fashion wearing style live stream, which improve user stickiness with its timeliness, convenience and authentic shopping experience.

Offline Experience Centers

Our offline experience centers complement our online platform to provide superior customer and membership services and experience. We generated 4.0%, 5.1% and 1.2% of our total GMV through our offline experience centers in 2018, 2019 and 2020, respectively.

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

We currently have four offline experience centers located in Beijing, Shanghai, Xiamen and Malaysia, we closed two offline experience centers located in Tianjin and Qingdao in 2021. As of December 31, 2020, our six offline experience centers occupied a total of approximately 4,922 square meters in area and were staffed with over 56 sales representatives. To enhance our customer experience and to further broaden our brand awareness, we intend to selectively launch new offline experience centers in popular shopping destinations, domestic cities with significant consumption demand for luxury products and third- and fourth-tier cities with potential market for luxury products. We intend to expand our customers services in overseas offline experience centers, such as free concierge services to our members when they travel to these cities. In addition, we also collaborated with major players in other industries to expand offline experience centers and our brand reach. For example, in June 2016, we entered into strategic cooperation partnership with one of China’s largest real estate developers, Country Garden, and jointly incorporated Secoo Garden Tradings Sdn. Bhd., or Secoo Garden, and opened our offline experience center in Malaysia to tap into southeast Asian market. Pursuant to the joint venture agreement between Country Garden and us, Country Garden holds 15% of the equity share capital of Secoo Garden, whereas we hold 85%. We provide technical knowledge, operate the duty free business, bring in high-end brand products, and agree to operate the business for at least three years. Country Garden is responsible for obtaining necessary approvals for the operation of the duty free business in Malaysia.

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

Our Customers

Since our inception in 2011, we have built a large and loyal customer base with high purchasing power. We have accumulated more than 47.0 million registered members as of December 31, 2020 and approximately 10.5 million registered members in 2020. We believe that the majority of our customers are well-educated professionals belonging to middle and high income population in China.

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

Product Offerings

Product Categories

We offer a full range of upscale products and services on our platform. Since we commenced our current business operations in 2011, we have sold over 420,000 SKUs of upscale products, and we currently offer over 420,000 SKUs of such products on our platform. In 2020, sales of watches, bags, clothing/footwear/accessories and jewelries accounted for 11.4%, 21.9%, 36.0% and 8.5% of our total GMV, respectively. The following table illustrates the categories of upscale lifestyle products we offer:

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

Fine food and beverage	High-end chocolate, tea, coffee, soft drinks, soda water and wine beverage

3C electronic devices	High-end laptop, tablet, smartphone and smart consumer electronics devices

Lifestyle services	Fine dining, vacation packages, hotel stays, chartered flights, private jet rentals and drones

Art	Paintings, drawings and sculptures, and related services, such as customization, authentication and certification

High-end Chinese original products	Handcraft, Chinese designer apparel, furniture, tea, and famous Chinese brand products

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

Proprietary database.  Leveraging our rich experience in the luxury product retail industry, we have built a comprehensive database featuring detailed product information covering a wide range of brands, which, as of December 31, 2020, contained detailed product information covering over 3,800 domestic and international brands. Our proprietary database guides every step of our authentication procedures. We continuously update our database by gathering information on the latest products debuted by luxury brands.

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

Logistics Network and Warehouse Management System

Our logistics network consists of logistics centers strategically located in Beijing, Yichun, Hainan, Hong Kong and Milan. Our Beijing and Yichun logistics centers handles essentially all products sold through our online shopping mall, flash sales and auction formats. Our Hong Kong logistics center processes all orders placed through our overseas direct sales format. Our offline experience centers also perform certain warehousing functions.

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

Delivery Services

We believe that timely and convenient delivery is essential towards customer satisfaction. We deliver orders placed on our online platform across China through reputable third-party delivery companies with global and nationwide coverage, including S.F. Express, DHL, YTO Express, Yunda Express, JDL and China Post EMS. For higher-priced products, we offer customers with delivery addresses within the urban areas of Beijing and Shanghai the option to have their products delivered by our own employees in order to ensure product safety and to provide product introductions upon delivery. Alternatively, our customers, who prefer to pick up their order themselves, can also pick up products they ordered online at our conveniently located offline experience centers. Also, they may pick up certain products from collaborated branded store.

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

For our most loyal customers and members, we host periodic online and offline events, including seminars, aimed at providing them with useful information about fashion trends and wardrobe tips, which serve as cross-selling opportunities for us. We provide various incentives to our customers and members to increase their spending and loyalty, and we send targeted e-mails and text messages to our customers periodically with product recommendations and promotions based on their online shopping habits and behavior. For example, we offer a selection of deeply discounted products on special occasions, such as our annual Luxury Festival beginning on December 17 of each year and Secoo anniversary sales on July 7 each year and Double 11 singles day shopping festival, and on major holidays, such as Valentine’s Day, Thanksgiving, Christmas and Chinese New Year. We also hold daily sales events for selected brands and products for a limited period of time through our flash sales. We have continued to realize cross-selling opportunities from our existing customer base by creating more diversified sales formats and increasing our product offerings. In addition to sales events, we also joined hands with a number of popular entertainers and artists to improve Secoo’s brand awareness and deepen customer insights in the high-end consumption market, especially among the younger generation. For example, we engaged NEXT7, a young Chinese idol group, to endorse our 2018 anniversary sales event as celebrity spokesmen. In 2019, we continued to expand Secoo’s paid membership ecosystem, upgrading tiers of our customer demographics in terms of customer lifecycle and buying power to offer customized perks in addition to a mix of community marketing events, live-stream product recommendations, on-site live-stream shopping, as well as interactive activities to enhance customers and members’ overall satisfaction. In June, 2020, we jointly hosted a live streaming sales campaign with Kuaishou for luxury products, covering over one hundred select products from luxury brandssuch as Hermes, LV, Armani and Gucci, which proved to be a highly attractive and effective marketing approach. We teamed up with Miu Miu and Giuseppe Zanotti to launch “Brand Week” marketing campaigns across Secoo platform, and jointly launched a love-themed promotional event with Roger Vivier during the second quarter of 2020.

Leveraging our sophisticated business intelligence system and big data technology, we are able to generate a deep understanding of the characteristics of our target customer group. With this knowledge, we precisely direct our marketing efforts through both online and offline channels in order to efficiently reach our new customers. We also collaborate with other major online platforms in China to innovate current online marketing model. For example, in December 2016, we began to cooperate with a leading internet company in China to through which we exchanged non-sensitive customer information to further enhance understanding of our consumers’ online behavior and patterns. In December 2020, we launched a livestreaming production base at the our headquarters, which facilitates daily broadcast sessions hosted by muti-channel network agencies and popular broadcasters and key opinion leaders who position us as the partner of choice for luxury livestreaming e-commerce business. Through our collaboration, we are able to backtrack our customers’ online habits and behavior in addition to their online shopping preferences. We work with prestigious brands, to use our innovative marketing model. If this innovative marketing model proves to be successful, we will not only be able to more precisely improve and upgrade our marketing model, but also transfer ourselves into a marketing data and model provider and generate revenues through feeding valuable marketing data to brands and other companies. We intend to further apply our big data technology to explore upscale products and services consumers’ online behavior and patterns so that we can expand our advertising, marketing and promotion cooperation with other major online platforms and brands.

Building on our foundation as a reputable and trusted brand, we continue to use cost-effective and expanded branding initiatives nationwide to reinforce our reputation in the online luxury consumption industry. We believe that our China Luxury E-commerce Whitebooks published since 2016 have been recognized as an authority in luxury product retail industry in China. We conduct online marketing activities through major social networks, social media portals, online video, search engines and other major websites in China. To enhance our brand awareness, we have also engaged in brand promotion activities such as advertising on national television networks and on billboards in residential and commercial complexes in major cities in China. Additionally, our cooperation with luxury brands, omni-channel commerce solutions, entertainment stars and other major industry players also greatly enhanced our brand credibility and reputation in the market. For example, in September 2020, we formed direct cooperation with Kweichow Moutai, China’s legendary liquor brand, which greatly enhanced our portfolio of liquor products.

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

Intellectual Property

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2020, we owned 31 patents, 622 registered trademarks, copyrights to 38 software programs developed by us relating to various aspects of our operations and 68 registered domain names, including secoo.com. Of the 622 registered trademarks, 595 are registered in the PRC, 17 are registered in Hong Kong, 4 are registered in the US, and 6 are registered in Europe.

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

Employees

As of December 31, 2018, 2019 and 2020, we had 1,329, 1,010 and 848 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2020:

Function	Number of employees
Business development, sales and marketing	260
Technology support	172
Fulfillment	257
Administration and management	159
Total	848

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

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investors will be prohibited from making investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Foreign investment and domestic investment in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list would be treated equally. The current negative list is the 2020 Negative List, which was promulgated by the Ministry of Commerce and the National Development and Reform Commission on June 23, 2020 and took effect on July 23, 2020.

In addition, the Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with VIEs, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the prior laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law. The Implementation Regulations restates certain principles of the Foreign Investment Law and further provides that, among others, (1) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such noncompliance thereafter; (2) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governance structure of such foreign-invested enterprise, remain binding upon the parties.

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

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an ICP License or an EDI license is prohibited from leasing, transferring or selling the ICP License or EDI license to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP License or EDI license, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License or an EDI license holder fails to comply with the above requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to impose administrative measures on such license holder, including revoking its ICP license or EDI license.

To comply with the PRC regulations discussed above, we operate our website and commercial value-added telecommunications services through Beijing Secoo and Beijing Auction, our PRC consolidated VIEs, each of which holds an ICP License and Beijing Secoo also holds an EDI license. Beijing Secoo and Beijing Auction, the operator of our website, secoo.com, secoo.cn, siku.cn, secooing.com and etc., also owns the relevant domain names and trademarks used in our value-added telecommunications businesses.

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

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication Licenses.  The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, and online data processing and transaction processing services, or EDI services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of Internet information services must first obtain an ICP License from the MIIT or its provincial level counterparts. In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In March 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Administrative Measures on Telecommunications Business Operating Licenses (2009 version), which set forth the specific types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. In July 2017, the MIIT promulgated a new version of the Administrative Measures on Telecommunications Business Operating Licenses, which took effect and superseded the Administrative Measures on Telecommunications Business Operating Licenses (2009 version). The new Administrative Measures on Telecommunications Business Operating Licenses simplifies the procedures to apply for telecommunications business operating license and strengthen the supervision of daily operation of telecommunications business. Each of Beijing Secoo and Beijing Auction, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration for the operation of our Internet information business. Beijing Secoo also holds an EDI License issued by the Beijing Telecommunications Administration for the operation as an e-commerce transaction platform. See “Item 3.D. Risk Factors — Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

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

Food Distribution Permit.  China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Under the Food Safety Law of the PRC, as last amended and effective on April 29, 2021, the sale of food or beverages must be licensed in advance. Pursuant to the Administrative Measures on Food Operation Licensing as amended and effective on November 17, 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration. Beijing Secoo holds a food distribution permit issued by the Xicheng Branch of Beijing Municipal Administration for Market Regulation for our food distribution business, including distribution of prepackaged food (including chilled and frozen food), health care food and baby and infant formula milk powder. Some other entities in our Group have also obtained a food distribution permit.

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

Medical Device Operation Record-filing.  The Regulations on Supervision and Administration of Medical Devices, issued by the State Council in 2000 and further amended in March 2014, May 2017 and June 2021, divide medical devices into three types. Enterprises engaging in the sale of (i) Type I medical devices do not need any license or recording-filing, (ii) Type II medical devices must file with the relevant drug supervision and administration authority, and (iii) Type III medical devices must obtain a Medical Device Operation Enterprise Permit from the relevant drug supervision and administrative authority. Beijing Secoo has completed the Medical Device Operation Record-filing with Xicheng Branch of Beijing Municipal Administration for Market Regulation for the retail sale of several types of Type II medical devices.

Travel Agency License.  Pursuant to the Regulation on Travel Agencies, issued by the PRC State Council in February 2009, and amended in February 2016, March 2017 and November 2020, a travel agency must obtain a license from the Ministry of Culture and Tourism to conduct outbound travel business and a license from the provincial-level cultural and tourism administration to conduct domestic travel and inbound travel business. Beijing Guanda International Travel Agency Co., Ltd., a subsidiary of Beijing Secoo has obtained a Travel Agency License from the Ministry of Culture and Tourism. Beijing Secoo International Travel Service Co., Ltd., a subsidiary of Beijing Secoo has obtained a Travel Agency License from the Beijing Municipal Bureau of Culture and Tourism.

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

Radio and Television Program Production and Operation Permit.  On July 19, 2004, the State Administration of Radio, Film and Television, the predecessor of the National Radio and Television Administration, promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015, October 31, 2018 and October 29, 2020. The Radio and Television Program Production Measures provides that any business that produces or operates radio or television programs must first obtain a radio and television program production and operation permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services. Beijing Secoo holds a Radio and Television Program Production and Operation Permit issued by the Beijing Municipal Radio and Television Bureau for production and distribution of animated cartoons, programs with a special topic and television variety shows, excluding radio or television programs concerning current political news and other programs with special topics, column programs with the same nature.

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

Regulations Relating to E-Commerce, Internet Content and Information Security and Privacy

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating this industry. In May 2010, the SAMR adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, or SAMR Order No. 49, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAMR or its local branches must make the information stated in their business licenses available to the public or provide links to their business licenses on their websites. Online distributors must adopt measures to ensure the safety of online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. SAMR Order No. 49 were replaced by the Measures for the Administration of Online Commodities Trading, or SAMR Order No. 60, issued by the SAMR on January 26, 2014 which became effective on March 15, 2014. SAMR Order No. 60 further impose more stringent requirements and obligations on the online trading or service operators. Where the online distributors also act as marketplace platforms that provide service to third-party merchants, the online distributors are obligated to examine the legal status of the third-party merchants and make the information stated in the business licenses of such third-party merchants available to the public or provide a link to their business licenses on the website, as well as make clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. We are subject to such rules as a result of our online merchandised sales and online marketplace business. On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, SAMR Order No. 37, which became effective on May 1, 2021 and replaced the Measures for the Administration of Online Commodities Trading. SAMR Order No. 37 requires that operators not make tied sale as an option for a consumer’s consent by default, or set the option adopted by a consumer in a previous transaction as his or her default option. Operators providing automatic extension or renewal services shall give a salient notice to the consumers and allow consumers to make independent choice before they accept the service. Moreover, SAMR Order No. 37 addresses key issues such as the registration of online operation entity, the regulation of new business forms, the primary responsibility of platform operators and personal information protection. In January 2017, the SAMR adopted the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which took effective in March 2017 and was amended in October 2020, pursuant to which, customers are entitled to return goods without a cause, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products, which are downloaded online or of which the packages have been opened by customers, and delivered newspapers or periodicals.

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

In October 2020, the Standing Committee of the National People’s Congress issued the Draft Personal Information Protection Law for public comments. The Draft Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Draft Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor.

In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. This law sets forth both general rules for processing the personal information and specific rules for processing the personal information under certain specific circumstance, including the process of sensitive personal information and cross-border provision of personal information.

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

The PRC Civil Code, which was enacted by the National People’s Congress on May 28, 2020 and took effect on January 1, 2021, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages.

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

According to the PRC Civil Code, which was enacted by the National People’s Congress on May 28, 2020 and took effect on January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks, domain names and copyrights.

Trademark.  The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2020, we owned 622 registered trademarks in different applicable trademark categories and were in the process of applying to register 31 trademarks in China.

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

Domain Name.  Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names and the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of.cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered a number of domain names including secoo.com.

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

Software Copyrights.  In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001 and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002 and amended subsequently, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 38 computer software copyrights in China as of December 31, 2020.

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

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services that fall under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues with certain exceptions. Our PRC subsidiaries and consolidated VIEs were subject to business tax at the rate of 5% for their marketplace services. Since January 1, 2012, the PRC Ministry of Finance and the SAT have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on the nationwide basis in the PRC. Under the current tax rules, sales of used goods by our PRC subsidiaries and consolidated VIEs shall be subject to VAT at effective rate of 2%, while VAT is applicable at a rate of 3% for the sale of consigned goods by our PRC subsidiaries and consolidated VIEs. Sales of brand new merchandise purchased from entities is generally subject to VAT at the rate of 17% prior to May 1, 2018 and 16% since May 1, 2018 to March 30, 2019 and 13% since April 1, 2019. Service revenue for value-added telecommunications business is subject to VAT at the rate of 6%.

Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015 and replaced Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any non-resident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Moreover, pursuant to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or SAT Circular 9 issued by the SAT, which became effective from April 1, 2018, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. According to SAT Circular 9, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits. On October 14, 2019, the SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which provides the non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection” and further simplifies the information report which shall be submitted by the nonresident taxpayers at the time of declaration.

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

Regulations on Anti-Monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

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

C.     Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our major subsidiaries and VIEs, as of the date of this annual report:

Contractual Arrangements with our VIEs and Their Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly owned subsidiary, Kutianxia, our VIEs, Beijing Secoo and Beijing Auction, and the shareholders of Beijing Secoo and Beijing Auction.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of Kutianxia Information, our PRC Subsidiary, and Beijing Secoo and Beijing Auction, our VIEs, will not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among our PRC Subsidiary, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

D.     Property, Plant and Equipment

As of the date of this report, we are headquartered in Beijing, where we have leased an aggregate of approximately 23,208 square meters of office, offline experience centers, customer service center and logistics center space. As of the date of this annual report, we have also leased an aggregate of approximately 35,495 square meters of offline experience centers, office and logistics center space in Hainan, Shanghai, Shenzhen, Yichun, Xiamen, Hong Kong, Milan and Malaysia. A summary of our leased properties as of the date of this annual report is shown below:

	Space (in
	square		Lease Term
Location	meters)	Use	(years)
Beijing	23,208	Office, offline experience center, customer service center	1 — 5
		and logistics center space
Hainan	3,864	Logistics center space and office	3
Shanghai	1,406	Offline experience center and office	5
Xiamen	800	Offline experience center	4
Yichun	25,375	Office and logistics center space	4 — 5
Hong Kong	2,300	Office and logistics center space	2 — 3
Milan	950	Office and logistics center space	6
Malaysia	800	Offline experience center	5

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

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by certain company-specific factors, including:

●	our ability to attract and retain customers at reasonable cost;
●	our ability to establish and maintain strong and long-term relationships with suppliers, including top-tier brands, and procure products at favorable terms;
●	our ability to manage our mix of product categories and high-end lifestyle services;
●	our ability to sustain growth and increase revenues while improving operating efficiency;
●	our ability to control marketing and sales expenses through precise and targeted marketing leveraging business intelligence system and big data technology capabilities, while promoting our brand and platform cost effectively; and
●	our ability to compete effectively and to execute our strategies successfully.

Impact of COVID-19 On Our Operations and Financial Performance

In early 2020, in response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. COVID-19 also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across the globe, and put significant strain on merchandise shipping and delivery. Many of the quarantine measures within China have since been significantly relaxed as of the date of this annual report. However, there remain significant uncertainties surrounding the COVID-19 pandemic and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2021 and the periods beyond cannot be reasonably estimated at this time.

Our business and results of operations have been and are likely to continue to be materially adversely affected the COVID-19 pandemic. Our total revenues decreased by 12.1% from RMB6,845.6 million in 2019 to RMB6,019.7 million (US$922.6 million) in 2020. The decrease in revenues was primarily attributable to a slowdown in demand in discretionary spending and delayed logistics services due to the impact of the COVID-19 pandemic. Also, our offline GMV decreased by 73.1% from RMB706.6 million in 2019 to RMB190.1 million (US$29.1 million) in 2020, primarily due to the impact of the COVID-19 pandemic. See “Item 3. Key

Information—D. Risk Factors — Risks Related to Our Business — We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations" and “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business — Our business has been and is likely to continue to be materially adversely affected by the COVID-19 pandemic globally and in China"

Revenues

We derive revenues from the sale of upscale products and services offered on our online platforms and in our offline experience centers. We commenced our current merchandising sales business model in 2011. We currently generate substantially all of our revenues from merchandise sales, whereby we act as principal for the direct sale of upscale products to customers. Merchandise sales revenues are recorded on a gross basis, net of discount, sales return, VAT.

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

The following table sets forth the key factors that directly affect our revenues for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	GMV (in RMB millions)
Online revenue
Mobile applications	4,406,244	81.8	5,268,203	77.0	4,571,325	700,586	75.9
Web	699,485	13.0	1,173,607	17.1	1,414,625	216,800	23.5
Total online revenue	5,105,729	94.8	6,441,810	94.1	5,985,950	917,386	99.4
Offline revenue	281,848	5.2	403,770	5.9	33,731	5,170	0.6
Total revenue	5,387,577	100.0	6,845,580	100.0	6,019,681	922,556	100.0
Online GMV
Mobile applications	6,621.3	82.3	11,108.4	80.6	12,340.9	1,891.3	78.3
Web	1,108.2	13.7	1,970.3	14.3	3,237.5	496.2	20.5
Total online GMV	7,729.5	96.0	13,078.7	94.9	15,578.4	2,387.5	98.8
Offline GMV	318.7	4.0	706.6	5.1	190.1	29.1	1.2
Total GMV (in millions)	8,048.2	100.0	13,785.3	100.0	15,768.5	2,416.6	100.0
Total orders (in thousands)	2,301.5		4,040.7		4,380.0

We monitor and strive to improve the following key business metrics to generate higher revenues:

Total number of orders.  Our total number of orders were 2,301.5 thousand in 2018, 4,040.7 thousand in 2019 and 4,380.0 thousand in 2020. The increases are contributed by our marketing strategy, more direct brand collaborations, the expansion of our product categories and promotions that increases the number of our new customers and active customers’ purchase frequency.

Total GMV. We define GMV as the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products or services are delivered, returned or cancelled, as applicable. We consider GMV an important indicator of our growth and business performance as it measures the volume of transactions through our merchandise sales as well as marketplace services. Our GMV grew by 71.3% from RMB8,048.2 million in 2018 to RMB13,785.3 million in 2019 and further grew by 14.4% from RMB13,785.3 million in 2019 to RMB15,768.5 million (US$2,416.6 million) in 2020, which is in line with our growth of total number of orders. Our total online GMV increased by 69.2% from RMB7,729.5 million in 2018 to RMB13,078.7 million in 2019 and further increased by 19.1% from RMB13,078.7 million in 2019 to RMB15,578.4 million (US$2,387.5 million) in 2020, due to the change of customer’s preference to shop online. Our offline GMV increased by 121.7% from RMB318.7 million in 2018 to RMB706.6 million in 2019 and decreased by 73.1% from RMB706.6 million in 2019 to RMB190.1 million (US$29.1 million) in 2020, primarily due to the impact of the COVID-19 pandemic.

Our revenue generated from mobile application, which contributed the majority of our revenue, increased from RMB4,406.2 million in 2018 to RMB5,268.2 million in 2019, and decreased to RMB4,571.3 million (US$700.6 million) in 2020. We generated 94.8%, 94.1% and 99.4% of our total revenue through our online platform in 2018, 2019 and 2020, respectively.

The table below sets forth a breakdown of our revenues from our merchandise sales, and marketplace and other services for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Merchandise sales	5,244,446	6,609,874	5,790,248	887,394
Marketplace and other services	143,131	235,706	229,433	35,162
Total	5,387,577	6,845,580	6,019,681	922,556

In 2020, we generated approximately 96.2% and 3.8% of our revenue from our merchandise sales, and marketplace and other services, respectively. Other services mainly include advertising and maintenance services amounted to RMB56.4 million, RMB52.8 million and RMB29.4 million (US$4.5 million) in 2018, 2019 and 2020, respectively.

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our consolidated VIEs and their subsidiaries for the periods indicated as a percentage of total net revenues:

	For the Year Ended December 31,
	2018	2019	2020
Our company and our subsidiaries	7%	8%	13%
Our VIEs and their subsidiaries	93%	92%	87%
Total revenues	100%	100%	100%

We expect to continue to generate a substantial majority of our revenues from our consolidated VIEs in the near future.

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

Operating expenses

Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content development expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Fulfillment	138,710	2.6	190,503	2.8	185,473	28,425	3.1
Marketing	410,548	7.6	480,442	7.0	279,207	42,790	4.6
Technology and content development	80,398	1.5	101,477	1.5	113,542	17,401	1.9
General and administrative	110,802	2.1	208,052	3.0	267,841	41,048	4.4
Total operating expenses	740,458	13.8	980,474	14.3	846,063	129,664	14.0

Fulfillment expenses.  Fulfillment expenses consist primarily of packaging material costs and those costs incurred in shipping and operating and staffing our fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and collecting payments from customers and responding to inquiries from customer. We will continue to invest in our fulfillment and delivery network to support our long-

term growth and in the meantime seek to achieve lower delivery cost by establishing further cooperation with third party couriers as our bargaining power increases. We expect that our fulfillment expenses will continue to increase in absolute amount with per order fulfillment expenses decreasing as a result of our continued business growth.

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

Other (income) expenses

Other (income) expenses consist of (i) interest income (ii) interest expense (iii) foreign currency exchange losses (iv) change in fair value of financial instruments, and (v) others. The following table sets forth the components of other expenses both in absolute amount and as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Interest income	(12,870)	(0.2)	(9,420)	(0.1)	(4,851)	(743)	(0.1)
Interest expense	55,403	1.0	118,867	1.7	129,276	19,812	2.1
Foreign currency exchange losses	11,737	0.2	3,426	0.1	5,446	835	0.1
Change in fair value of financial instruments	(1,891)	—	(20,660)	(0.3)	(938)	(144)	*
Others	(29,378)	(0.6)	(68,837)	(1.0)	(12,786)	(1,960)	(0.2)
Total other (income) expenses	23,001	0.4	23,376	0.4	116,147	17,800	1.9

*	Less than 0.1%

Interest expense, net.  Our interest expense is comprised of interest costs and incidental charges associated with our bank borrowings and convertible note net off by interest income.

Foreign currency exchange losses.  Foreign currency exchange losses are primarily due to the foreign currency exchange losses in association with cash, time deposits and restricted cash held by our Hong Kong subsidiary.

Change in fair value of financial instruments.  Change in fair value of financial instruments comprised of the change in fair value of investment in an equity investee, contingent considerations, put option and investment securities.

Others.  Others primarily comprised of subsidy income and losses on disposal of subsidiaries.

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

PRC

Our PRC subsidiaries and consolidated VIEs are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law (“EIT Law”) which became effective on January 1, 2008 and was further amended on February 24, 2017 and December 29, 2018, respectively, and its implementation rules, which became effective on January 1, 2008 and was further amended on April 23, 2019, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

In accordance with the implementation rules of EIT Law, and a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. One of our PRC subsidiaries Kutianxia is qualified HNTEs in 2020 and enjoys a reduced tax rate of 15%, which will expire in 2023. Our other PRC subsidiaries and consolidated VIEs and VIE’s subsidiaries are subject to the 25% EIT rate.

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

Consolidation of VIEs

We operate a website through which we distribute products and communicate with our customers. In order to ensure our internet operation complies with PRC laws and regulations, the necessary PRC operating license which we require for operating our website is held by Beijing Secoo, our affiliated PRC entity. The equity interests of Beijing Secoo are held by our founders, who are PRC individuals. A series of contractual arrangements have been entered into between our PRC subsidiary, Kutianxia, Beijing Secoo and the shareholders of Beijing Secoo. As a result of the contractual agreements, which include powers of attorney, an exclusive business cooperation agreement, an equity pledge agreement, exclusive option agreements and an exclusive option agreement to purchase intellectual properties, we have the ability to exercise control over Beijing Secoo and the subsidiaries of Beijing Secoo, direct their activities, receive substantially all of their economic benefits and have an option to purchase all of the equity interests and assets in Beijing Secoo when and to the extent permitted by PRC law at a minimum price. We consider that we are the primary beneficiary of Beijing Secoo and its subsidiaries, and accordingly these entities are our VIEs under U.S. GAAP. As such, we consolidate the results and financial position of Beijing Secoo and its subsidiaries in our consolidated financial statements.

We launched our online auction sales format in July 2014. The current PRC laws and regulations also restrict foreign ownership in auction sales business. In order to comply with the PRC laws and regulations, the necessary PRC license for our auction business is held by Beijing Auction, our PRC affiliated entity. The equity interests of Beijing Auction are held by our founders. A series of contractual arrangements have been entered into between our PRC subsidiary, Kutianxia, Beijing Auction and its shareholders. Through the contractual arrangements which include powers of attorney, an exclusive business cooperation agreement, equity pledge agreements, exclusive option agreements and loan agreements, we consider we are able to exercise effective control over, bear the risks of, enjoy substantially all of the economic benefits of Beijing Auction, and have an exclusive option to purchase all or part of the equity interests in Beijing Auction when and to the extent permitted by PRC law at the minimum price possible. We conclude that we are the primary beneficiary of Beijing Auction, and accordingly Beijing Auction is our variable interest entity under U.S. GAAP. As such, we consolidate the results and financial position of Beijing Auction in our consolidated financial statements with effect from September 15, 2014, the date on which the series of contractual agreements between Kutianxia, Beijing Auction and the shareholders of Beijing Auction become effective.

Any changes in PRC laws and regulations that affect our ability to control Beijing Secoo and/or Beijing Auction might preclude us from consolidating the two entities and their subsidiaries in the future. We will continuously evaluate whether we are the primary beneficiary of our VIEs as facts and circumstances change.

Revenue Recognition

Our revenues are generated primarily from merchandise sales, marketplace services and other services.

On January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption.

Under ASC 606, we recognize revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties.

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

Our revenue recognition policies effective upon the adoption of ASC 606 are as follows:

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

Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to consumers. Consideration from merchandise sales is recorded net of value-added tax, discounts and return allowances. Return allowances were RMB3.0 million and RMB2.3 million as of December 31, 2019 and 2020, respectively, which reduce revenue, are estimated based utilizing the most likely amount method based on historical data and updated at the end of each reporting period.

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

Income taxes

Current income taxes are provided on the basis of net income/loss for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory rates that will be in effect in the period in which the temporary differences are expected to reverse. The effect on deferred taxes as a result of a change in tax rate is recognized in the consolidated statement of comprehensive income/(loss) in the period of change. A valuation allowance is recorded to reduce the amount of deferred tax assets if based on the weight of available evidence, it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

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

We made profit for the year ended December 31, 2019. As of December 31, 2019, no valuation allowance was provided for us and some subsidiaries. As of December 31, 2020, we made a valuation allowance of RMB9.6 million (US$1.5 million), which was primarily provided for the deferred income tax assets of a consolidated entity of us that was not estimated to generate enough future taxable income to utilize a portion or all of the benefits of the deferred tax assets.

As of December 31, 2020, we had net operating loss carry forwards of approximately RMB4.6 million attributable to the Hong Kong subsidiary, RMB216.7 million attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries and RMB8.7 million attributable to other subsidiaries. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2020 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

Adoption of ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss impairment guidance in legacy GAAP and establishes a single allowance framework for financial assets carried at amortized cost with a methodology that requires consideration of a broader range of information to estimate credit losses. We adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method. Based on upon our assessment of various factors, including historical experience and the expectation of future economic conditions, upon adoption of the new standard on January 1, 2020, we recorded an increase in the opening balance of accumulated losses of RMB7.7million (US$1.2 million).

We maintain an allowance for credit losses for accounts receivable and prepayments and other current assets, which is recorded as an offset to accounts receivable and prepayments and other current assets, and the estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of comprehensive income. When similar risk characteristics exist, we assess collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, we assess collectability and measure expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, we consider historic collection experience, the age of the accounts receivable and contract assets balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues
Merchandise sales	5,244,446	97.3	6,609,874	96.6	5,790,248	887,394	96.2
Marketplace and other services	143,131	2.7	235,706	3.4	229,433	35,162	3.8
Total revenues	5,387,577	100.0	6,845,580	100.0	6,019,681	922,556	100.0
Cost of revenues	(4,427,844)	(82.2)	(5,648,633)	(82.5)	(5,138,285)	(787,477)	(85.4)
Gross profit	959,733	17.8	1,196,947	17.5	881,396	135,079	14.6
Operating expenses
Fulfillment expenses	(138,710)	(2.6)	(190,503)	(2.8)	(185,473)	(28,425)	(3.1)
Marketing expenses	(410,548)	(7.6)	(480,442)	(7.0)	(279,207)	(42,790)	(4.6)
Technology and content development expenses	(80,398)	(1.5)	(101,477)	(1.5)	(113,542)	(17,401)	(1.9)
General and administrative expenses	(110,802)	(2.1)	(208,052)	(3.0)	(267,841)	(41,048)	(4.4)
Total operating expenses	(740,458)	(13.8)	(980,474)	(14.3)	(846,063)	(129,664)	(14.0)
Income from operations	219,275	4.0	216,473	3.2	35,333	5,415	0.6
Other income (expenses)
Interest income	12,870	0.2	9,420	0.1	4,851	743	0.1
Interest expense	(55,403)	(1.0)	(118,867)	(1.7)	(129,276)	(19,812)	(2.1)
Foreign currency exchange losses	(11,737)	(0.2)	(3,426)	(0.1)	(5,446)	(835)	(0.1)
Change in fair value of financial instruments	1,891	—	20,660	0.3	938	144	*
Others	29,378	0.6	68,837	1.0	12,786	1,960	0.2
Income /(loss) before income tax	196,274	3.6	193,097	2.8	(80,814)	(12,385)	(1.3)
Income tax expenses	(40,728)	(0.8)	(31,426)	(0.4)	(6,603)	(1,012)	(0.1)
Net income/(loss)	155,546	2.8	161,671	2.4	(87,417)	(13,397)	(1.4)

*	Less than 0.1%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our total revenues decreased by 12.1% from RMB6,845.6 million in 2019 to RMB6,019.7 million (US$922.6 million) in 2020. The decrease in revenues was primarily attributable to a slowdown in demand in discretionary spending and delayed logistics services due to the impact of the COVID-19 pandemic. The total number of orders increased by approximately 8.4% from approximately 4,040.7 thousand in 2019 to approximately 4,380.0 thousand in 2020. Our GMV grew from RMB13,785.3 million in 2019 to RMB15,768.5 million (US$2,416.6 million) in 2020.

Cost of revenues

Our cost of revenues decreased by 9.0% from RMB5,648.6 million in 2019 to RMB5,138.3 million (US$787.5 million) in 2020, which was in line with the decrease of total revenues.

Gross profit

As a result of the foregoing, our gross profit decreased by 26.4% from RMB1,196.9 million in 2019 to RMB881.4 million (US$135.1 million) in 2020. Our gross margin decreased from 17.5% in 2019 to 14.6% in 2020.

Operating expenses

Our operating expenses decreased by 18.4% from RMB980.5 million in 2019 to RMB846.1 million (US$129.7 million) in 2020.

Fulfillment expenses. Our fulfillment expenses decreased by 2.6% from RMB190.5 million in 2019 to RMB185.5 million (US$28.4 million) in 2020. The decrease was primarily attributable to (i) the decrease of delivery expenses and (ii) the decrease in staff compensation and benefits expenses, offset by (iii) the rising third-party payment platform charges. Delivery expenses paid to third-party delivery companies decreased from RMB63.2 million in 2019 to RMB51.7 million (US$7.9 million) in 2020. Staff compensation and benefits expenses for our fulfillment personnel decreased from RMB43.7 million in 2019 to RMB39.8 million (US$6.1 million) in 2020. Third-party payment platform charges increased from RMB61.1 million in 2019 to RMB73.9 million (US$11.3 million) in 2020.

Marketing expenses. Our marketing expenses decreased by 41.9% from RMB480.4 million in 2019 to RMB279.2 million (US$42.8 million) in 2020. The decrease was primarily due to (i) the decrease in online and offline advertising expenses for RMB58.1 million (US$8.9 million), (ii) the decrease in staff compensation and benefits expenses and sales commission of RMB93.3 million (US$14.3 million), (iii) the decrease in sales commission of RMB31.5 million (US$4.8 million), as well as (iv) the decrease in office expense of RMB13.3 million (US$2.0 million).

Technology and content development expenses. Our technology and content development expenses increased by 11.9% from RMB101.5 million in 2019 to RMB113.5 million (US$17.4 million) in 2020. The increase was primarily due to the increase in staff compensation and benefits expenses for our technology and content development personnel from RMB63.7 million in 2019 to RMB75.8 million (US$11.6 million) in 2020.

General and administrative expenses. Our general and administrative expenses increased by 28.7% from RMB208.1 million in 2019 to RMB267.8 million (US$41.0 million) in 2020. The increase was primarily attributable to the increase of provision for credit losses of RMB74.9 million(US$11.5 million), offset by the decrease in staff compensation and benefits of RMB14.2 million (US$2.2 million), and the reduced office expenses of RMB8.8 million (US$1.4 million).

Other income (expenses)

We had other expenses of RMB23.4 million in 2019, compared to our other expenses of RMB116.1million (US$17.8 million) in 2020.

Interest expenses, net. Our interest expenses increased from RMB109.4 million in 2019 to RMB124.4 million (US$19.1 million) in 2020. The increase in interest expenses was mainly due to the increasing interest expenses related to the convertible note issued in August 2018, which increased from RMB111.0 million in 2019 to RMB117.1 million (US$18.0 million) in 2020.

Foreign currency exchange losses. We recorded a loss in foreign currency exchange of RMB5.4 million (US$0.8 million) in 2020, as compared to a loss of RMB3.4 million in 2019. The change in foreign currency exchange losses was mainly due to fluctuation of HKD against RMB in 2020.

Change in fair value of financial instruments. Our change in fair value of financial instruments decreased significantly from RMB20.7 million gain in 2019 to RMB0.9 million loss (US$0.1 million) in 2020 which was mainly due to the gains from upward adjustment from the equity investment in Trytry Global Inc. of RMB22.4 million in 2019, which was nil in 2020.

Others. Others decreased significantly from RMB68.8 million in 2019 to RMB12.8 million (US$2.0 million) in 2020. The decrease was mainly due to the decrease in subsidy income granted by local authorities from RMB54.8 million in 2019 to RMB24.3 million (US$3.7 million) in 2020, as well as the RMB12.9 million (US$2.0 million) losses on disposal of equity interests in Wang Pok and E-GO in 2020.

Net income

Our net income decreased from RMB161.7 million in 2019 to net loss of RMB87.4 million (US$13.4 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our total revenues increased by 27.1% from RMB5,387.6 million in 2018 to RMB6,845.6 million in 2019. The increase in revenues primarily driven by the growth in our total active customers and total number of orders served during the period. The total number of orders increased by approximately 75.6% from approximately 2,301.5 thousand in 2018 to approximately 4,040.7 thousand in 2019. Our GMV grew from RMB8,048.2 million in 2018 to RMB13,785.3 million in 2019.

Cost of revenues

Our cost of revenues increased by 27.6% from RMB4,427.8 million in 2018 to RMB5,648.6 million in 2019, which was in line with the increase of total revenues.

Gross profit

As a result of the foregoing, our gross profit increased by 24.7% from RMB959.7 million in 2018 to RMB1,196.9 million in 2019. Our gross margin remained stable in 2018 (17.8%) and 2019 (17.5%).

Operating expenses

Our operating expenses increased by 32.4% from RMB740.5 million in 2018 to RMB980.5 million in 2019.

Fulfillment expenses. Our fulfillment expenses increased by 37.3% from RMB138.7 million in 2018 to RMB190.5 million in 2019. The increase was primarily attributable to (i) the increase of delivery expenses, (ii) third-party payment commissions, and (iii) the increase in staff compensation and benefits expenses. Delivery expenses paid to third-party delivery companies increased from RMB47.0 million in 2018 to RMB63.2 million in 2019. Third-party payment platform charges increased from RMB42.5 million in 2018 to RMB61.1 million in 2019. These increases were resulted from the significant increase in our total number of orders. Staff compensation and benefits expenses for our fulfillment personnel increased from RMB30.9 million in 2018 to RMB43.7 million in 2019.

Marketing expenses.  Our marketing expenses increased by 17.0% from RMB410.5 million in 2018 to RMB480.4 million in 2019. The increase was primarily due to the increase in staff compensation and benefits expenses and sales commission. Staff compensation and benefits expenses increased from RMB132.9 million in 2018 to RMB190.1 million in 2019. Sales commission increased from RMB33.3 million in 2018 to RMB50.7 million in 2019.

Technology and content development expenses.  Our technology and content development expenses increased by 26.2% from RMB80.4 million in 2018 to RMB101.5 million in 2019. The increase was primarily due to the continuous investment in the technology department in order to strengthen the driving force of technology for operation.

General and administrative expenses.  Our general and administrative expenses increased by 87.8% from RMB110.8 million in 2018 to RMB208.1 million in 2019. The increase was primarily attributable to the increase in staff compensation and benefits of RMB20.4 million, rising professional fee of RMB11.5 million and lease expenses associated with relocation of office of RMB6.2 million, and provision for doubtful debts of RMB8.7 million.

Other income (expenses)

We had other expenses of RMB23.0 million in 2018, compared to our other expenses of RMB23.4 million in 2019.

Interest expenses, net.  Our interest expenses increased significantly from RMB42.5 million in 2018 to RMB109.4 million in 2019. The increase in interest expenses was mainly due to the increasing interest expenses related to the convertible note issued in August 2018, which increased from RMB43.1 million in 2018 to RMB111.0 million in 2019.

Foreign currency exchange losses.  We recorded a loss in foreign currency exchange of RMB3.4 million in 2019, as compared to a loss of RMB11.7 million in 2018. The change in foreign currency exchange losses was mainly due to the depreciation of RMB against US$ in 2019.

Change in fair value of financial instruments. Our change in fair value of financial instruments increased significantly from RMB1.9 million in 2018 to RMB20.7 million in 2019 which was mainly due to the gains from upward adjustment from the equity investment in Trytry Global Inc. of RMB22.4 million in 2019,  which was nil in 2018.

Others.  Others increased significantly from RMB29.3 million in 2018 to RMB68.7 million in 2019. The increase was mainly due to the increase in subsidy income granted by local authorities from RMB28.0 million in 2018 to RMB54.8 million in 2019.

Net income

Our net income increased by 3.9% from RMB155.5 million in 2018 to RMB161.7 million in 2019.

Inflation

Since we commenced our current business operations, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Although we have not in the past been materially affected by inflation since we commenced our current business operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.     Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from our financing activities primarily through the issuance of preferred shares through private placements, convertible note and warrants, as well as from proceeds of our initial public offering and borrowings. As of December 31, 2019 and 2020, we had RMB709.8 million and RMB640.0 million (US$98.1million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist of cash on hand, cash at bank and time deposits, which have original maturities of three months or less and are readily convertible to decidable amounts of cash. As of December 31, 2020, we had RMB85.8 million (US$13.2 million) in the current portion of restricted cash, which mainly consisted of cash deposits associated with one bank loan with principal amounts of RMB76.0 million (US$11.6 million). The use of cash deposit and its interest is restricted by the bank until the corresponding loan is fully repaid.

In May 2018, we entered into an amendment to the facility agreement with SPD Silicon Valley Bank Co., Ltd., or SPD. Pursuant to the amendment, the facility in the amount of RMB50.0 million was extended for three months with an interest rate of 7.35% per annum and matured in August 2018. In August 2018, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in May 2019. In May 2019, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2019. In August 2019, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2020. In August 2020, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in May 2021. In addition, RMB260.7 million of inventories and RMB 11.4 million of equipment were pledged to SPD as collaterals as of December 31, 2019; RMB260.7 million of inventories and RMB8.1 million of equipment were pledged to SPD as collaterals as of December 31, 2020. A guarantee was provided by our wholly-owned subsidiary in Hong Kong S.A.R. and us. Both of the original facility and amended facility agreements contain certain financial covenants. As of December 31, 2019 and 2020, we met the financial covenants. As of December 31, 2019 and 2020, the outstanding balances of the short-term portion of the facilities were RMB50.0 million.

During 2018, we entered into two agreements with the third party non-financial institution that permits us to borrow short-term borrowings at the interest rate of 10%. We received RMB15.0 million and RMB20.4 million in June 2018 and August 2018, respectively. The accounts receivables of RMB15.0 million and RMB20.4 million were pledged to the third party as collaterals, we repaid these borrowings in August 2018 and October 2018, respectively. No balance was outstanding as of December 31, 2018. During 2019, we entered into four more agreements with the third-party non-financial institution that permits us to borrow short-term borrowings at the interest rate of 10%. We received RMB100.0 million and RMB118.0 million in June 2019 and September 2019, respectively, with accounts receivable of RMB84.6 million and RMB85.6 million pledged to the third party as collaterals, respectively. We repaid these borrowings in July 2019 and October 2019, respectively. No balance was outstanding as of December 31, 2019.

In December 2018, we entered into a loan agreement with Shanghai Pudong Development Bank Co., Ltd. for an amount of RMB80.0 million with an interest rate of 4.35% per annum, a maturing term of one year. In December 2019, we repaid RMB80.0 million under this loan agreement, and concurrently renew the loan agreement with maturity in one year with an interest rate of 3.92% per annum. In December 2020, we repaid RMB80.0 million under this loan agreement, and concurrently renewed the loan agreement and borrowed RMB76.0 million. The loan had a maturity term of one year with interest rate of 3.8% per annum. Restricted cash deposits of RMB90.5 million and RMB84.8 million were deposited to the bank for this borrowing as of December 31, 2019 and 2020, respectively.

In December 2019, we entered into a short-term borrowing agreement with a third-party non-financial institution and borrowed RMB29.5 million with an interest rate of 9.5% per annum and a maturing term of six months. In June 2020, the loan was extended for six months with the same interest rate.

During 2020, we entered two one-year borrowing agreements with Shanghai Pudong Development Bank Co., Ltd at the interest rates from 3.92% to 4.35%. We received RMB10.0 million in October 2020 and December 2020. A guarantee was provided by Beijing Secoo, our variable interest entity.

In August 2018, we issued convertible notes and warrants to Great World Lux Pte. Ltd and its affiliates, or Great World, in an aggregate principal amount of up to US$175.0 million, or the Original Notes. The principal amount outstanding under the Original Notes bears interest at an aggregate compounded rate of 8% per annum until August 8, 2021, or such earlier time as the notes are repurchased or converted subject to the terms specified therein. The initial conversion price is US$13.00 per ADS. The holders of the warrants are entitled to purchase 500,000 ADSs from us at an exercise price of US$18.00 per ADS.

On September 29, 2021, we and Great World entered into a term sheet, pursuant to which we would negotiate and enter into a refinancing agreement with Great World, cancel the Original Notes and issue new interest-bearing notes of approximately US$ 203.3 million (being the sum of the principal amount and accrued interest outstanding of the Original Notes) to Great World,or the New Notes. As of the date of this annual report, the refinancing agreement and the New Notes between Great World and us are still under negotiation.

On June 4, 2020, we issued, sold and delivered to Qudian 5,102,041 Class A ordinary shares for which we have received US$50.0 million.

On June 17, 2020, we issued, sold and delivered to Qudian 5,102,041 Class A ordinary shares for which we have received US$50.0 million.

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, and the potential refinancing arrangement for the Original Notes, we believe that our current cash will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to obtain additional credit facilities or issue debt or equity securities. See “Item 3.D. Risk Factors — Risks Related to Our Business — Inability to obtain additional financing on commercially reasonable terms in the future may materially and adversely affect our business, results of operations and financial condition.”

In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our PRC subsidiaries. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiary currently has in place with our VIEs in a way that could materially and adversely affect the ability of our PRC subsidiary to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The reserve fund and the staff welfare and bonus funds cannot be distributed as cash dividends. See “Item 3.D. Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Furthermore, our investments made as registered capital and additional paid-in capital in our PRC subsidiaries, VIEs and their subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIEs and their subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and filing requirements. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and government control in currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated VIEs or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and VIEs when needed. Notwithstanding the forgoing, our PRC subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our VIEs either through entrusted loans from our PRC subsidiaries to our VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the consolidated variable entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIEs’ share capital.

As of December 31, 2020, cash and cash equivalents, time deposits, and restricted cash in an aggregate amount of US$15.3 million, RMB3.9 million, HK$3.4 million, MYR1.5 million, EUR374 thousand and JPY63.9 million were held by Secoo Holding Limited and its non-PRC subsidiaries in Hong Kong and overseas. As of December 31, 2020, our subsidiaries in China held cash in the amount of RMB4.7 million (US$0.7 million), and our VIEs and their subsidiaries held cash in the amount of RMB609.0 million (US$93.3 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purposes.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(651,462)	(244,322)	(901,888)	(138,221)
Net cash (used in)/provided by investing activities	146,102	16,565	(337)	(52)
Net cash provided by financing activities	995,948	54,354	705,483	108,120
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,380	1,132	(27,790)	(4,259)
Cash, cash equivalents and restricted cash at the beginning of the year	632,439	1,126,407	954,136	146,228
Cash, cash equivalents and restricted cash at the end of the year	1,126,407	954,136	729,604	111,816

Operating activities

Net cash used in operating activities for the year ended December 31, 2020 was RMB901.9 million (US$138.2 million). This amount was primarily attributable to net loss of RMB87.4 million (US$13.4 million), (i) changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in inventory of RMB699.2 million (US$107.2 million), a decrease in accounts payable of RMB209.1 million (US$32.0 million), an increase in prepayments and other assets of RMB160.9 million (US$24.7 million), and an decrease in accrued expenses and other liabilities of RMB136.4 million (US$20.9 million); partly offset by (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in deferred revenue of RMB123.7 million (US$19.0 million), an increase in advances from customers of RMB42.5 million (US$6.5 million); (iii) the increase of provision for credit loss and inventory write-down, which positively affected of RMB83.6 million(US$12.8 million) and 64.2 million(US$9.8 million).

Net cash used in operating activities for the year ended December 31, 2019 was RMB244.3 million. This amount was primarily attributable to net income of RMB161.7 million, (i) changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in inventories of RMB969.5 million, and an increase in prepayments and other current assets of RMB283.2 million; (ii)change in fair value of financial instruments which negatively affected of RMB20.7 million, and gain from disposal of a subsidiary which negatively affected of RMB13.5million; partly offset by (iii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in accrued expenses and other liabilities of RMB594.4 million, an increase in accounts payable of RMB58.0 million, an increase in deferred revenue of RMB35.5, an increase in income tax payable of RMB63.4 million, an increase in long-term liabilities of RMB48.2 million and a decrease in advance to suppliers of RMB97.4 million.

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

Investing activities

Net cash used by investing activities amounted to RMB0.3 million (US$0.1 million) in 2020, primarily attributable to purchase of property and equipment of RMB17.2 million (US$2.6 million), cash paid for business combination, net of cash acquired of RMB4.0 million (US$0.6 million) and cash decreased due to disposal of subsidiaries of RMB3.1 million (US$0.5 million), offset by proceeds from disposal of investment in equity investee of RMB12.0 million (US$1.8 million)，proceeds from disposal of a subsidiary of 10.0 million (US$1.5 million) and proceeds from disposal of investment securities of RMB2.0 million (US$0.3 million).

Net cash provided by investing activities amounted to RMB16.6 million in 2019, primarily attributable to the proceeds from maturity of time deposits of RMB67.3 million and proceeds from disposal of investment securities of RMB35.9 million, offset purchase of property and equipment of RMB35.4 million and acquisition of investment in equity investees of RMB43.8 million.

Net cash provided by investing activities amounted to RMB146.1 million in 2018, primarily attributable to the proceeds from maturity of time deposits of RMB292.3 million, offset by purchase of time deposits of RMB68.6 million, purchase of equity security and put option of RMB31.4 million and purchase of property and equipment of RMB44.8 million.

Financing activities

Net cash provided by financing activities amounted to RMB705.5 million (US$108.1 million) in 2020, primarily attributable to the proceeds from short-term borrowings of RMB146.0 million (US$22.4 million) and the proceeds from issuance of Class A ordinary shares to Qudian Inc., net of issuance cost of RMB703.8 million (US$107.9 million), offset by repayment of short-term borrowings and long-term borrowings of RMB130.0 million (US$19.9 million) and RMB14.2 million (US$2.2 million), respectively.

Net cash provided by financing activities amounted to RMB54.4 million in 2019, primarily attributable to the proceeds from short-term borrowings, long-term borrowings, and other borrowings of RMB183.6 million, RMB30.0 million and RMB247.5 million, respectively, offset by repayment of short-term borrowings and other borrowings of RMB183.7 million and RMB218.0 million, respectively.

Net cash provided by financing activities amounted to RMB995.9 million in 2018, primarily attributable to the proceeds from issuance of convertible notes, amounting to RMB1,195.5 million and proceeds from short-term borrowings of RMB180.0 million, offset by repayment of short-term borrowings of RMB161.1 million and repayment of long-term borrowings of RMB150.0 million.

Capital Expenditures

Our capital expenditures amounted to RMB44.8 million in 2018, RMB35.4 million in 2019, and RMB17.2 million (US$2.6 million) in 2020. Between January 1, 2018 and December 31, 2020, our capital expenditures were principally used for our leasehold improvements, as well as purchases of office and other operating equipment and motor vehicles.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. We do not expect the adoption to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. We do not expect the adoption to have a material impact on its consolidated financial statements.

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

Intellectual Property

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2020, we owned 31 patents, 622 registered trademarks, copyrights to 38 software programs developed by us relating to various aspects of our operations and 68 registered domain names, including secoo.com. Of the 622 registered trademarks, 595 are registered in the PRC, 17 are registered in Hong Kong, 4 are registered in the US, and 6 are registered in Europe.

D.     Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2020 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.     Tabular Disclosure of Contractual Obligation

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	(in RMB thousands)
Operating lease obligations(1)	129,092	50,087	72,059	6,946	—
Borrowings(2)	1,446,931	209,434	1,237,497	—	—
Total	1,576,023	259,521	1,309,556	6,946	—

Notes:

(1)	We lease logistics centers, offline experience centers, customer service center and office space under non-cancelable operating lease agreements that expire at various dates through 2024. These lease agreements provide for periodic rental increases based on both contractually agreed upon incremental rates and on the general inflation rate as agreed upon by us and our lessors. We incurred operating lease expenses of RMB39.6 million in 2018, RMB59.9 million in 2019 and RMB63.8 million (US$9.8 million) in 2020, respectively.
(2)	Includes RMB127.6 million (US$19.6 million) interest expense obligation at the interest rate under the borrowing agreements.

G.     Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Rixue Li	47	Chairman of the Board and Chief Executive Officer
Jun Wang	44	Director
Qi Zhu	31	Director
Jun Wang	50	Independent Director
Xiaoquan Zhang	48	Independent Director
Jian Wang	58	Independent Director
Wenning Xing	46	Independent Director
Shaojun Chen	48	Chief Financial Officer

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

Dr. Jun Wang has served as our director since July 2020. Dr. Wang currently serves as a consultant of L Catterton Asia, and is a board member of the China Sasseur Group, GXG Group, Trendy Group and board alternative member for Crystal Jade Group. Prior to joining L Catterton Asia, Dr. Wang was a Senior Associate with McKinsey & Company, Shanghai office, where he served on multiple international and domestic institutions for strategic, operational, and M&A related projects. Dr. Wang also worked as Scientist and Manager for the Fabric & Home Care Division in Procter & Gamble and led numerous cross-border consumer innovation projects. Dr. Wang holds an MBA from Harvard Business School in 2008, a DPhil in Chemistry from Oxford University in 2002 and Bachelor of Science from Peking University in 1998.

Ms. Qi Zhu has served as our director since June 2020. Ms. Zhu currently serves as Vice President of Qudian Inc. and is responsible for Qudian Inc.’s business planning, financial analysis and capital markets activities. Prior to joining Qudian Inc., Ms. Zhu worked at the investment banking department of Credit Suisse in Hong Kong, where she worked on various capital markets transactions. Ms. Zhu holds a BBA degree from the University of Hong Kong.

Mr. Jun Wang has served as our independent director since September 2017. Mr. Wang is a partner at Z-Park Fund, a private equity fund focusing on investing in leading Chinese technology, healthcare and consumer companies. Mr. Wang served as Chief Financial Officer from August 2006 till May 2017, at China Finance Online Company Limited, which is listed on NASDAQ Global Select Market. Prior to that, Mr. Wang was Senior Manager at Deloitte Beijing Office from May 2015 to May 2016. Mr. Wang received a bachelor’s degree from Shandong University in 1992, a master’s degree in business administration from New York University’s Leonard N. Stern School of Business in 2002 and another master’s degree in economics and accounting from Beijing Technology and Business University in 1995.

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

Mr. Wenning Xing has been serving as our independent director since September 20, 2018. Mr.Xing, currently serves as the chief executive officer of Trends. From 2011 to 2019, Mr. Xing served as the China Managing Director of Hearst, an operator of international media brands such as ELLE, Harper’s Bazaar and Cosmopolitan, Fitch China, A&E Networks, ESPN, VICE and Hearst Ventures. Under his tenure, Hearst made investments such as Legendary Pictures, Impression Creative and Bilibili. Before joining Hearst, Mr. Xing held several senior executive positions, including Chief Strategy Officer at a subsidiary of People’s Daily, founder and Chief Representative at Fremantle Media China and Executive Director at Bertelsmann China, and held key posts at Time Warner and China Central Television (CCTV). Mr. Xing is a member of the International Academy of Television Arts & Sciences, and currently serves as a juror for the International Emmy Awards. Mr. Xing is a graduate of Harvard University and Columbia University.

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

B.     Compensation

In 2020, we paid an aggregate of approximately RMB4.1 million (US$0.6 million) in cash to our executive officers, and we paid approximately RMB1.1 million (US$0.2 million) in cash to our non-executive director. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2017 Employee Stock Incentive Plan

On December 31, 2014, we adopted a 2014 Employee Stock Incentive Plan, or the 2014 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business.

We have adopted a 2017 Employee Stock Incentive Plan, or the 2017 Plan, which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of our shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares as of December 31, 2020.

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

The following table summarizes, as of December 31, 2020, the options granted under our 2017 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A Ordinary
	Shares Underlying	Exercise Price	Date of	Date of
Name	Options Awarded	(US$/Share)	Grant	Expiration
Shaojun Chen	*	0.001	December 31, 2014	December 31, 2024
Total	*	—	—	—
*	Less than 1% of our total outstanding share capital

As of December 31, 2020, other individuals as a group held options to purchase 1,062,307 Class A ordinary shares of our company with an exercise price of US$0.001 per Class A ordinary share.

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

D.     Employees

As of December 31, 2018, 2019 and 2020, we had 1,329, 1,010 and 848 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2020:

Function	Number of employees
Business development, sales and marketing	260
Technology support	172
Fulfillment	257
Administration and management	159
Total	848

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

The calculations in the table below are based on 35,326,281 ordinary shares outstanding as of the date of this annual report on an as-converted basis, consisting of 28,754,852 Class A ordinary shares and 6,571,429 Class B ordinary shares outstanding, excluding 517,454 Class A ordinary shares reserved as treasury stock.

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

				% of
				Total
			Total	Ordinary
			Ordinary	Shares	% of
	Class A	Class B	Shares	on an As-	Aggregate
	Ordinary	Ordinary	on an As-converted	converted	Voting
	Shares	Shares	Basis	Basis†	Power††
Directors and Executive Officers:
Richard Rixue Li(1)	*	6,571,429	6,572,929	18.6	82.0
Qi Zhu (2)	—	—	—	—	—
Jun Wang	—	—	—	—	—
Jun Wang	—	—	—	—	—
Xiaoquan Zhang	—	—	—	—	—
Jian Wang	—	—	—	—	—
Wenning Xing	—	—	—	—	—
Shaojun Chen	*	—	*	*	*
All Directors and Executive Officers as a Group	*	6,571,429	6,645,939	18.8	82.1
Principal Shareholders:
Siku Holding Limited (3)	*	6,571,429	6,571,429	18.6	82.0
Qufenqi (HK) Limited (4)	8,649,726	—	8,649,726	24.5	5.4
Qu Plus Plus Limited (4)	1,554,356	—	1,554,356	4.4	1.0
IDG Funds(5)	4,964,889	—	4,964,889	14.1	3.1
CMC Galaxy Holdings Ltd(6)	2,376,854	—	2,376,854	6.7	1.5
Pingan entities(7)	1,861,782	—	1,861,782	5.3	1.2
*	Less than 1%.

**   Except for Ms. Qi Zhu, the business address for our directors and executive officers is Secoo Tower-Sanlitun Rd A No. 3 Courtyard Bldg 2, Chaoyang District, Beijing, 100027, The People’s Republic of China.

†     For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group (including voting rights granted by other shareholders who retain the economic interest in the shares being voted) by the sum of the total number of shares outstanding, which is 35,326,281 as of the date of this annual report and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

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

(1)	Represents (i) 1,500 Class A ordinary shares in the form of ADSs held by Mr. Li and (ii) 6,571,429 Class B ordinary shares beneficially owned by Mr. Li through Siku Holding Limited, a BVI company, as described in footnote (3) below. Siku Holding Limited is 99% beneficially owned by Mr. Li.
(2)	The business address of Ms. Zhu is Tower A, AVIC Zijin Plaza, Siming District, Xiamen, Fujian Province, China, 361000

(3)	Represents 6,571,429 Class B ordinary shares directly held by Siku Holding Limited, a British Virgin Islands company 99% beneficially owned by Mr. Richard Rixue Li and 1% beneficially owned by Ms. Zhaohui Huang. The registered address of Siku Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(4)	Represents 8,649,726 and 1,554,356 Class A ordinary shares directly held by Qufenqi (HK) Limited and Qu Plus Plus Limited, respectively. Qufenqi (HK) Limited is a Hong Kong limited company, which is ultimately controlled by Qudian Inc. Qu Plus Plus Limited is a BVI limited company which is ultimately controlled by Qudian Inc. The registered address of Qufenqi (HK) Limited is Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Kowloon, Hong Kong. The registered address of Qu Plus Plus Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(5)	Represents (i) 99,206 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ii) 92,639 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (iii) 6,568 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (iv) 1,250,000 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (v) 758,929 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (vi) 625,313 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (vii) 44,330 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (viii) 396,825 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ix) 370,556 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (x) 26,270 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (xi) 220,315 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (xii) 205,729 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (xiii) 14,585 ordinary shares directly held by IDG-Accel China III Investors L.P., (xiv) 548,752 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (xv) 38,903 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (xvi) 248,362 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., and (xvii) 17,607 Class A ordinary shares directly held by IDG-Accel China III Investors L.P. IDG Technology Venture Investment IV, L.P. is a Delaware limited partnership which is controlled by its sole general partner, IDG Technology Venture Investment IV, LLC, which is controlled by its two managing members, Mr. Quan Zhou and Mr. Chi Sing Ho. IDG-Accel China Growth Fund III L.P.is a Cayman Islands limited partnership which is controlled by its immediate general partner IDG-Accel China Growth Fund III Associates L.P., or IDG-Accel III Associates L.P., a Cayman Islands limited partnership. IDG-Accel III Associates L.P. is controlled by its general partner IDG-Accel China Growth Fund GP III Associates Ltd., or IDG-Accel III Associates Ltd., a Cayman Islands limited company. IDG-Accel China III Investors L.P. is a Cayman Islands limited partnership which is controlled by its sole general partner, IDG-Accel III Associates Ltd. Mr. Quan Zhou and Mr. Chi Sing Ho are currently serving as members of board of directors of IDG-Accel III Associates Ltd. IDG Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P. are collectively referred to as the IDG Funds.
(6)	Represents 2,376,854 Class A ordinary shares directly held by CMC Galaxy Holdings Ltd. CMC Galaxy Holdings Ltd is a Cayman Islands company wholly owned by CMC Capital Partners L.P., a Cayman Islands exempted limited partnership acting by its general partner, CMC Capital Partners GP, L.P., a Cayman Islands exempted limited partnership activity by its general partner, CMC Capital Partners GP, Ltd., a Company incorporated with limited liability in the Cayman Islands. CMC Capital Partners GP, Ltd. is ultimately controlled indirectly by Mr. Ruigang Li. The registered address of CMC Galaxy Holdings Ltd is Harneys Services (Cayman) Limited at 4th Floor, Harbour Place, 103 South Church Street, George Town, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
(7)	Represents (i) 1,063,875 Class A ordinary shares directly held by Pingan eCommerce Limited Partnership and (ii)797,907 Class A ordinary shares directly held by Rhythm Way Limited. Pingan eCommerce Limited Partnership is a Cayman Islands limited partnership which is ultimately controlled by Ping An Insurance (Group) Company of China, Ltd. The registered address of Pingan eCommerce Limited Partnership is Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands. Rhythm Way Limited is a British Virgin Islands company beneficially owned by Pingan eCommerce Limited Partnership. The registered address of Rhythm Way Limited is PO Box 957, Road Town, Torrola, British Virgin Islands. Pingan eCommerce Limited Partnership and Rhythm Way Limited are collectively referred as Pingan Entities.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.     Related Party Transactions

Transactions with Shareholders and Affiliates

(a) Amount due from related parties

During the year ended December 31, 2017, we paid RMB0.3 million on behalf of Jiangxi Tiangong Hi Tech Co., Ltd. (“Jiangxi Tiangong”), a related party that is under the control of Mr. Richard Rixue Li, our chairman and chief executive officer. We has amount due from Jiangxi Tiangong of RMB0.03 million and nil as of December 31, 2019 and 2020, respectively.

During the year ended December 31, 2018, we paid RMB2.1million on behalf of Guangyao, a related party that is under the control Mr.Richard Rixue Li, our chairman and chief executive officer, which was repaid during the year ended December 31, 2019.

(b) Amount due to related parties

During the year ended December 31, 2015, we borrowed RMB18.0 million from Mr. Richard Rixue Li, our chairman and executive officer, to fund working capital, among which RMB0.5 million, RMB0.3 million and RMB0.4 million (US$0.07 million) were repaid during the years ended December 31, 2018, 2019 and 2020, respectively. We have an amount due to Mr. Richard Rixue Li for RMB0.5 million and RMB0.1 million (US$0.01 million) as of December 31, 2019 and 2020, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

During the year ended December 31, 2018, we borrowed RMB4.5 million from Mr. Rimei Li, CEO of our subsidiary, to fund working capital, RMB4.1 million and RMB0.4 million were repaid during the years ended December 31, 2018 and 2019, respectively.

Contractual Arrangements with Our VIEs and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in value-added telecommunications service or auction businesses in China. As a result, we operate our relevant businesses through contractual arrangements between Kutianxia, our PRC subsidiary, and Beijing Auction and Beijing Secoo, our VIEs, and their respective shareholders. For a description of these contractual arrangements, see “Item 4.C. Organizational Structure — Contractual Arrangements with Our VIEs and Their Shareholders.”

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and our current memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, increase, sub-divide or consolidate our share capital by ordinary resolution.

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

Redemption, Repurchase and Surrender of Ordinary Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our current memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Changes in Capital. Our company may from time to time by ordinary resolution of our shareholders:

●	increase our share capital by new shares of such amount as it thinks expedient;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing Shares;
●	subdivide our shares, or any of them, into shares of an amount smaller than that fixed by our current memorandum and articles of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced Share is derived; and
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

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

Our current memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	designation of the series;
●	the number of shares of the series;
●	the dividend rights, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our current memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Suite#4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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

PRC

Our PRC subsidiaries and consolidated VIEs are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and was further amended on February 24, 2017 and December 29, 2018, respectively, and its implementation rules, which became effective on January 1, 2008 and was further amended on April 23, 2019, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Our PRC subsidiaries and consolidated VIEs are all subject to the tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this annual report.

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

This discussion does not describe all of the U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

●	banks, insurance companies and other financial institutions;
●	tax-exempt entities;
●	real estate investment trusts;
●	regulated investment companies;
●	dealers or traders in securities;
●	certain former citizens or residents of the United States;
●	persons that elect to mark their securities to market;
●	persons holding our ADSs or ordinary shares as part of a “straddle,” conversion or other integrated transaction;
●	persons that have a functional currency other than the U.S. dollar; and
●	persons that actually or constructively own 10% or more of our equity (by vote or value).

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

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

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activity are taken into account as non-passive assets.

In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements.

Based on our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2020 and we do not expect to be classified as a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may become classified as a PFIC for future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the owner of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, and unless such U.S. Holder makes a “mark-to-market” election (as described below), such U.S. Holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to such U.S. Holder (which generally means any distribution paid during a taxable year to such U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ADSs or ordinary shares;
●	amounts allocated to the current taxable year and any taxable years in such U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC will be taxable as ordinary income; and

●	amounts allocated to each of the other taxable years will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We obtain borrowings from commercial banks and third parties from time to time to meet our working capital expenditure requirements. All of our bank and third parties borrowings as of December 31, 2020 bear fixed interest rates and have maturity terms less than three years. If we were to renew any of these borrowings, we might be subject to interest rate risk.

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

Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date (s) established by the depositary bank

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

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. For the year ended December 31, 2020, we did not receive any reimbursement from the depositary.

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

The F-1 Registration Statement was declared effective by the SEC on September 19, 2017. For the period from the effective date of the F-1 Registration Statement to December 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included US$7.7 million in underwriting discounts and commissions for the initial public offering and approximately US$2.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$100.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from September 19, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2020, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$42.2 million invested in our marketing and branding efforts, US$15.0 million used in strengthening our IT infrastructure and technology capabilities, US$20.0 million used to expand our logistic network, and US$22.9 million used for general corporate purposes.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2020. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In connection with the audit of our consolidated financial statements as of December 31, 2020 and for the year ended December 31, 2020, we identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

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

Changes in Internal Control over Financial Reporting

In 2020, we took actions to address the abovementioned material weakness: we have (i) hired a new reporting manager and a new reporting associate with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; (ii) launching of a new accounting system to ensure sales data generated and maintained by various business applications are complete and accurate and can be reconciled with the financial reporting system on time, which also enhance our effectiveness and enhance control of financial analysis. In addition, we will continue to take other steps to strengthen our internal control over financial reporting, including (i) establishing a formal and regular training program for accounting personnel, including attending external U.S. GAAP training and (ii) implementing and formalizing comprehensive internal controls over financial reporting, including developing a comprehensive policy and procedure manual, to allow for prevention, early detection and resolution of potential compliance issues.

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

ITEM 16C. PRINCIPAL ACCOUNT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, BDO China Shu Lun Pan Certified Public Accountants LLP and Shandong Haoxin Certified Public Accountants Co., Ltd our principal accountants, for the periods indicated.

	For the Year Ended December 31,
	2019	2020

	(in thousands of RMB)
Audit fees(1)	8,948.4	14,511.1
Tax fees(2)	1,270.0	1,020.0
(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements.

(2)	“Tax fees” means the aggregate fees billed for services rendered by independent registered public accounting firm for transfer pricing and research and development super deduction services.

The policy of our audit committee is to pre-approve all audit and other service provided by KPMG Huazhen LLP, BDO China Shu Lun Pan Certified Public Accountants LLP and Shandong Haoxin Certified Public Accountants Co., Ltd as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

				Total	Approximate
				Number	Dollar
				of ADSs	Value
				Purchased	of ADSs
				as Part	that May
	Total	Average		of the	Yet Be
	Number of	Price		Publicly	Purchased
	ADSs	Paid		Announced Plan	Under
Period	Purchased	Per ADS			the Plan
September 10 — September 28, 2018	315,719	US$	13.14	315,719	US$	9,391,923
Total	315,719	US$	13.14	315,719	US$	9,391,923

On April 30, 2020, our board of directors approved a share repurchase program where we are authorized to repurchase our own Class A ordinary shares in the form of American Depositary Shares with an aggregate value of up to US$20.0 million over the following 12 months. The share repurchases may be made on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable laws and regulation. During the year ended December 31, 2020, nil shares were repurchased by us.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 1, 2021, we engaged Shandong Haoxin Certified Accountants Co., Ltd. ("Haoxin") as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended December 31, 2020. BDO China Shu Lun Pan Certified Public Accountants LLP ("BDO") was dismissed by us subsequently. The change of our independent registered public accounting firm was approved by the audit committee of our board of directors, and the decision was not made due to any disagreements between us and BDO. Prior to that, on April 1, 2021, we engaged BDO as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended December 31, 2020. KPMG Huazhen LLP ("KPMG") was dismissed by us on April 1, 2021. The change of our independent registered public accounting firm was approved by the audit committee of our board of directors, and the decision was not made due to any disagreements between us and KPMG.

The reports of KPMG on our consolidated financial statements for the years ended December 31, 2018 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except as follows: KPMG's report on our consolidated balance sheet as of December 31, 2019, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for the years ended December 31, 2018 and 2019, and the related notes (collectively, the consolidated financial statements) contained a separate paragraph stating that "as discussed in note 2 to the consolidated financial statements, as of January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of ASC Topic 842, Leases."

During the fiscal year ended December 31, 2019 and the subsequent period prior to April 1, 2021, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such periods; or (ii) "reportable events" (as defined in Item 16F(a)(1)(iv) of Form 20-F) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that KPMG advised us of the following material weakness: the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. From April 1, 2021, the date we engaged BDO as our independent registered public accounting firm, to the time of its dismissal, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure; or (ii) "reportable events" (as defined in Item 16F(a)(1)(iv) of Form 20-F) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F except that the Company identified the following material weakness as of December 31, 2020: lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. BDO has not completed its audit of the Company's consolidated financial statements as of and for the year ended December 31, 2020, at the time of its dismissal.

Prior to BDO's engagement, neither we nor anyone on our behalf consulted BDO regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by BDO that BDO concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event (as defined in Item 16F(a)(1)(iv) of Form 20-F). Prior to Haoxin's engagement, neither we nor anyone on our behalf consulted Haoxin regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by Haoxin that Haoxin concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event (as defined in Item 16F(a)(1)(iv) of Form 20-F).

We provided a copy of this disclosure in Item 16.F to KPMG and requested that KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from KPMG addressed to the SEC, dated November 9, 2021, is filed herein as Exhibit 16.1. We provided a copy of this disclosure in Item 16.F to BDO and requested that BDO furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from BDO addressed to the SEC, dated November 9, 2021, is filed herein as Exhibit 16.2.

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the Form 20-F filed on June 11, 2020 (File No. 001-38201))

4.1	2014 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.2	2017 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1/A filed on September 11, 2017 (File No. 333-220174))

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
4.10

The Equity Interest Pledge Agreement between Kutianxia, Beijing Auction and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.11

The Exclusive Option Agreement between Kutianxia, Beijing Auction and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.12

The Powers of Attorney between Kutianxia and the shareholders of Beijing Auction taking effect from September 15, 2014 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on August 25, 2017 (File No. 333220174))

4.13

The Loan Agreement between Kutianxia and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.14

The Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.15

English translation of the Supplemental Agreement to Exclusive Business Cooperation Agreement between Kutianxia and Beijing Secoo dated March 26, 2015 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.16

The Supplement Agreement to the Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction dated March 26, 2015 (incorporated herein by reference to Exhibit 10.16 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.17

Loan Agreement between Beijing Secoo and National Trust Co., Ltd. dated December 20, 2017 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 26, 2018 (File No. 001-38201))

4.18

Deposit Pledge Agreements between Hong Kong Secoo and National Trust Co., Ltd. dated December 20, 2017 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 26, 2018 (File No. 001-38201))

4.19

Convertible Note and Warrant Subscription Agreement between Secoo and Great World Lux Pte. Ltd dated July 9, 2018 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 29, 2019 (File No. 001-38201))

4.20	Share Purchase Agreement between Secoo and Qu Plus Limited dated June 3, 2020 (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on June 11, 2020 (File No. 001-38201))

4.21

Investor Rights Agreement among Secoo, Qu Plus Limited and Mr. Richard Rixue Li dated June 4, 2020 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on June 11, 2020(File No. 001-38201))

8.1*	List of Principal Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F1 filed on August 25, 2017 (File No. 333-220174))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1*	Consent of Han Kun Law Offices
16.1*	Letter dated November 9, 2021 from KPMG Huazhen LLP, pertaining to the change in independent public accounting firm
16.2*	Letter dated November 9, 2021 from BDO China Shu Lun Pan Certified Public Accountants LLP, pertaining to the change in independent public accounting firm
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Secoo Holding Limited

By:
	Name:	Richard Rixue Li
	Title:	Director and Chief Executive Officer

Date: November 9, 2021

SECOO HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Secoo Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Secoo Holding Limited and its subsidiaries (the Company) as of December 31, 2020, and the related consolidated statements of  comprehensive loss, changes in shareholders' equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting methods and disclosures in the measurement of credit losses on financial instruments and the disclosure requirements for fair value measurement in the year ended December 31, 2020.

Restructuring of Convertible Note in Progress

As disclosed in Note 14 to the consolidated financial statements, the Company’s convertible note with a principal amount of US$175 million matured on August 8, 2021 without any redemption, repurchase or conversion. The Company and the holder of this convertible note entered into a term sheet on September 29, 2021. The restructuring of the convertible note is in progress as of this report date.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

■	Inventories, net – estimated net realizable value

Description of the Matter

As of December 31, 2020, the Company’s net balance of inventories was RMB3,290 million, comprising of luxury watches, bags, clothing, footwear, jewelry and accessories, and other products. As disclosed in Note 2 to the consolidated financial statements, the Company records valuation allowance for slow-moving and damaged goods to adjust the cost of such inventories to their estimated net realizable value. The estimate requires management to make significant assumptions regarding various factors such as impact of inventory aging, historical and forecasted consumer demand, as well as competition and marketing strategies that may impact pricing.

We identified the estimate of net realizable value of inventories as a critical audit matter because the management had made significant judgments to evaluate the impact of the interaction among the various input factors in order to determine the amounts of estimated net realizable value of the inventories. This required a high degree of auditor judgement and an increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimation of the net realizable value.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting for the estimated net realizable value of inventories, including the review of historical and forecasted consumer demand and the calculation of inventory valuation allowance;

We observed the storage conditions and overall status of selected inventories to confirm whether actual damage or obsolescence exists;

We evaluated the reasonableness of the valuation methodologies and assumptions applied by management to determine slow-moving and damaged inventories;

We tested the accuracy and completeness of the underlying data that served as the basis for the calculation of inventory valuation allowance, and the mathematical accuracy of management’s calculation of inventory valuation allowance;

We reviewed the actual sales subsequent to December 31, 2020 to corroborate management’s quantitative and qualitative judgments applied over the indicators of slow-moving and damaged inventories, and to evaluate the reasonableness of management’s estimate of the impact of interaction among various factors.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2021.

Weifang, People’s Republic of China

November 9, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Secoo Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Secoo Holding Limited and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2018 and 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in note 2 to the consolidated financial statements, as of January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of ASC Topic 842, Leases.

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

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2016 to 2021.

Beijing, China

June 11, 2020

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash and cash equivalents	709,823	639,932	98,074
Restricted cash	240,741	85,826	13,153
Investment security	2,318	—	—
Accounts receivable, net	123,226	99,228	15,207
Inventories	2,680,428	3,289,804	504,185
Advances to suppliers	333,826	400,186	61,331
Prepayments and other current assets, net	431,107	492,927	75,544
Amounts due from related parties	30	—	—
Total current assets	4,521,499	5,007,903	767,494
Non-current assets
Property and equipment, net	83,816	73,027	11,192
Intangible asset, net	10,390	—	—
Restricted cash	3,572	3,846	589
Investments in equity investees	71,595	57,189	8,765
Deferred tax assets	106,637	82,896	12,704
Goodwill	23,560	807	124
Operating lease right-of-use assets	159,321	105,938	16,236
Other non-current assets	16,806	10,817	1,658
Total non-current assets	475,697	334,520	51,268
Total assets	4,997,196	5,342,423	818,762
LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of consolidated VIEs without recourse to the Company of RMB159,500 and RMB191,289 as of December 31, 2019 and 2020, respectively. Note 1)	159,500	191,289	29,316
Accounts payable (including accounts payable of consolidated VIEs without recourse to the Company of RMB324,069 and RMB174,583 as of December 31, 2019 and 2020, respectively. Note 1)	569,045	348,154	53,357
Amounts due to related parties (including amount due to related parties of consolidated VIEs without recourse to the Company of RMB330 and 62 as of December 31, 2019 and 2020, respectively. Note 1)	488	62	9
Advances from customers (including advances from customers of consolidated VIEs without recourse to the Company of RMB30,707 and RMB55,002 as of December 31, 2019 and 2020, respectively. Note 1)	57,122	96,134	14,733
Income tax payable (including income tax payable of consolidated VIEs without recourse to the Company of RMB91,516 and RMB66,813 as of December 31, 2019 and 2020, respectively. Note 1)	110,615	77,361	11,856
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIEs without recourse to the Company of RMB807,348 and RMB623,632 as of December 31, 2019 and 2020, respectively. Note 1)	895,694	742,365	113,772
Deferred revenue (including deferred revenue of consolidated VIEs without recourse to the Company of RMB97,859 and RMB221,595 as of December 31, 2019 and 2020, respectively. Note 1)	97,965	221,704	33,978
Operating lease liabilities (including operating lease liabilities of consolidated VIEs without recourse to the Company of RMB32,602 and RMB36,919 as of December 31, 2019 and 2020, respectively. Note 1)	38,608	40,204	6,162
Total current liabilities	1,929,037	1,717,273	263,183
Non-current liabilities
Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion, of consolidated VIEs without recourse to the Company of RMB30,000 and nil as of December 31, 2019 and 2020, respectively. Note 1)	1,215,249	1,128,004	172,874
Operating lease liabilities (including operating lease liabilities of consolidated VIEs without recourse to the Company of 108,672 and RMB69,006 as of December 31, 2019 and 2020, respectively. Note 1)	113,782	70,427	10,792
Long-term liabilities (including long-term liabilities of consolidated VIEs without recourse to the Company of RMB9,165 and nil as of December 31, 2019 and 2020, respectively. Note 1)	77,344	109,493	16,781
Total non-current liabilities	1,406,375	1,307,924	200,447

Total liabilities	3,335,412	3,025,197	463,630
Commitments and contingencies (Note 27)

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2(e))
Mezzanine Equity
Redeemable non-controlling interest	9,337	10,010	1,534
Total mezzanine equity	9,337	10,010	1,534
Shareholders’ Equity
Class A ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 19,068,224 shares issued, 18,550,770 shares outstanding as of December 31, 2019 and 29,272,306 shares issued and 28,754,852 shares outstanding as of December 31, 2020)	126	198	31
Class B ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 6,571,429 shares issued and outstanding as of December 31, 2019 and 2020; each Class B ordinary shares is convertible into one Class A ordinary share)	41	41	6
Treasury shares (517,454 Class A ordinary shares as of December 31, 2019 and 2020, at cost)	(71,018)	(71,018)	(10,884)
Additional paid-in capital	2,848,145	3,560,008	545,595
Accumulated losses	(1,126,330)	(1,206,436)	(184,893)
Accumulated other comprehensive (loss)/income	(26,500)	35,923	5,505
Total equity attributable to ordinary shareholders	1,624,464	2,318,716	355,360
Non-redeemable non-controlling interest	27,983	(11,500)	(1,762)
Total Shareholders’ Equity	1,652,447	2,307,216	353,598
Total liabilities, mezzanine equity and shareholders’ equity	4,997,196	5,342,423	818,762

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Revenues:
Merchandise sales	5,244,446	6,609,874	5,790,248	887,394
Marketplace and other services	143,131	235,706	229,433	35,162
Total revenues	5,387,577	6,845,580	6,019,681	922,556
Cost of revenues	(4,427,844)	(5,648,633)	(5,138,285)	(787,477)
Gross profit	959,733	1,196,947	881,396	135,079
Operating expenses:
Fulfillment expenses	(138,710)	(190,503)	(185,473)	(28,425)
Marketing expenses	(410,548)	(480,442)	(279,207)	(42,790)
Technology and content development expenses	(80,398)	(101,477)	(113,542)	(17,401)
General and administrative expenses	(110,802)	(208,052)	(267,841)	(41,048)
Total operating expenses	(740,458)	(980,474)	(846,063)	(129,664)
Income from operations	219,275	216,473	35,333	5,415
Other income (expenses):
Interest income	12,870	9,420	4,851	743
Interest expenses	(55,403)	(118,867)	(129,276)	(19,812)
Foreign currency exchange losses	(11,737)	(3,426)	(5,446)	(835)
Change in fair value of financial instruments	1,891	20,660	938	144
Others	29,378	68,837	12,786	1,960
Income/(loss) before income tax	196,274	193,097	(80,814)	(12,385)
Income tax expenses	(40,728)	(31,426)	(6,603)	(1,012)
Net income/(loss)	155,546	161,671	(87,417)	(13,397)
Less: Gain attributable to redeemable non-controlling interest	2,001	1,120	1,165	179
Less: Gain/(loss) attributable to non-redeemable non-controlling interest	1,712	5,499	(16,718)	(2,562)
Net income/(loss) attributable to Secoo Holding Limited	151,833	155,052	(71,864)	(11,014)
Accretion to redeemable non-controlling interest redemption value	—	(629)	(500)	(77)
Net income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	151,833	154,423	(72,364)	(11,091)
Net income/(loss)	155,546	161,671	(87,417)	(13,397)
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil income taxes	(1,041)	(19,955)	62,189	9,531
Total other comprehensive (loss)/income, net of income taxes	(1,041)	(19,955)	62,189	9,531
Comprehensive income/(loss)	154,505	141,716	(25,228)	(3,866)
Less: Comprehensive income attributable to redeemable non-controlling interest	2,005	1,121	186	29
Less: Comprehensive income/(loss) attributable to non-redeemable non-controlling interest	1,736	5,671	(15,973)	(2,448)
Comprehensive income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	150,764	134,924	(9,441)	(1,447)
Net income/(loss) per Class A and Class B ordinary share
—Basic	6.02	6.15	(2.36)	(0.36)
—Diluted	5.80	5.89	(2.36)	(0.36)
Weighted average number of Class A and Class B ordinary shares outstanding used in computing net income/(loss) per share
—Basic	25,235,404	25,122,199	30,629,608	30,629,608
—Diluted	26,182,922	26,221,104	30,629,608	30,629,608

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share data)

									Accumulated
									other	Total
							Additional		comprehensive	shareholder’s	Non-redeemable	Total
	Class A ordinary		Class B ordinary				paid-in	Accumulated	income/	(deficit)/	non-controlling	(deficit)/
	shares		shares		Treasury Shares		capital	losses	(loss)	equity	interest	equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2018	19,068,224	126	6,571,429	41	(359,595)	(42,606)	2,763,387	(1,432,586)	(5,304)	1,283,058	1,754	1,284,812
Net income for the year	—		—		—	—	—	151,833	—	151,833	1,712	153,545
Share-based compensation	—	—	—	—	—	—	23,675	—	—	23,675	—	23,675
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	17,071	17,071
Repurchase of Class A ordinary shares	—	—	—	—	(157,859)	(28,412)	—	—	—	(28,412)	—	(28,412)
Beneficial conversion feature on convertible note (Note 14)	—	—	—	—	—	—	44,072	—	—	44,072	—	44,072
Issuance of warrant (Note 14)	—	—	—	—	—	—	8,208	—	—	8,208	—	8,208
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(1,069)	(1,069)	24	(1,045)
Balance as of December 31, 2018	19,068,224	126	6,571,429	41	(517,454)	(71,018)	2,839,342	(1,280,753)	(6,373)	1,481,365	20,561	1,501,926
Net income for the year	—	—	—	—	—	—	—	155,052	—	155,052	5,499	160,551
Share-based compensation	—	—	—	—	—	—	8,803	—	—	8,803	—	8,803
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	1,751	1,751
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(629)	—	(629)	—	(629)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(20,127)	(20,127)	172	(19,955)
Balance as of December 31, 2019	19,068,224	126	6,571,429	41	(517,454)	(71,018)	2,848,145	(1,126,330)	(26,500)	1,624,464	27,983	1,652,447
Cumulative effect of adopting ASU 2016-13	—	—	—	—	—	—	—	(7,742)	—	(7,742)	(1)	(7,743)
Issuance of Class A ordinary shares pursuant to share purchase agreement with Qudian Inc., net of issuance cost	10,204,082	72	—	—	—	—	703,702	—	—	703,774	—	703,774
Net loss for the year	—	—	—	—	—	—	—	(71,864)	—	(71,864)	(16,718)	(88,582)
Share-based compensation	—	—	—	—	—	—	8,161	—	—	8,161	—	8,161
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	346	346
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(22,876)	(22,876)
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(500)	—	(500)	—	(500)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	62,423	62,423	(234)	62,189
Balance as of December 31, 2020	29,272,306	198	6,571,429	41	(517,454)	(71,018)	3,560,008	(1,206,436)	35,923	2,318,716	(11,500)	2,307,216
US$ (Note 2(e))	—	31	—	6	—	(10,884)	545,595	(184,893)	5,505	355,360	(1,762)	353,598

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net income/(loss)	155,546	161,671	(87,417)	(13,397)
Adjustments to reconcile net income/(loss) to net cash used in operating activities
Share-based compensation	23,675	8,803	8,161	1,251
Inventory write-downs	9,018	14,273	64,245	9,846
Depreciation and amortization expenses	18,233	25,417	24,801	3,801
Reduction in the carrying amount of the operating lease right-of-use assets	—	28,549	59,657	9,143
Loss on disposal of property and equipment	166	403	898	138
Unrealized foreign currency exchange losses	6,013	1,270	—	—
Deferred tax benefits/(expenses)	(7,291)	(55,771)	23,443	3,593
Allowance for doubtful accounts/expected credit losses	—	8,731	83,587	12,810
Share of losses on investment in equity investees	141	762	119	18
Change in fair value of financial instruments	(1,891)	(20,660)	(938)	(144)
Amortization of issuance costs of convertible note	165	14,598	20,478	3,138
(Gain)/Loss from disposal of subsidiaries	—	(13,531)	12,575	1,927
Loss on disposal equity investees	—	—	32	5
Loss on disposal of investment security	—	—	132	20
Changes in operating assets and liabilities, net of effects of acquisition of a subsidiary and disposal of a subsidiary:
Accounts receivable	(60,155)	(11,264)	19,180	2,939
Inventories	(519,493)	(969,470)	(699,171)	(107,153)
Advance to suppliers	(375,011)	97,384	(74,194)	(11,371)
Amount due from related parties	(13,246)	2,105	30	5
Amount due to related parties	(821)	—	—	—
Prepayments and other assets	(99,589)	(283,181)	(160,875)	(24,655)
Other non-current assets	—	(6,129)	1,516	232
Accounts payable	175,716	58,000	(209,108)	(32,047)
Advance from customers	(3,630)	(12,432)	42,514	6,516
Accrued expenses and other liabilities	(44,800)	594,425	(136,369)	(20,900)
Deferred revenue	50,427	35,487	123,739	18,964
Operating lease right-of-use assets	—	(6,140)	(6,274)	(962)
Operating lease liabilities	—	(29,176)	(41,758)	(6,400)
Income tax payable	35,365	63,337	(12,205)	(1,870)
Long-term liabilities	—	48,217	41,314	6,332
Net cash used in operating activities	(651,462)	(244,322)	(901,888)	(138,221)
Cash flows from investing activities:
Cash received from disposal of property and equipment	398	—	—	—
Purchase of property and equipment	(44,750)	(35,416)	(17,194)	(2,635)
Cash paid for investment in equity investees	(3,000)	(43,780)	—	—
Cash paid for business combination, net of cash acquired	4,600	(1,911)	(4,043)	(620)
Cash decreased due to disposal of subsidiaries	—	(3,230)	(3,129)	(480)
Proceeds from disposal of a subsidiary	—	—	10,000	1,533
Purchase of equity securities and put option	(31,393)	(2,375)	—	—
Proceeds from maturity of time deposits	292,318	67,335	—	—
Proceeds from disposal of investment securities	—	35,942	2,029	311
Purchase of time deposits	(68,632)	—	—	—
Proceeds from disposal of investment in equity investee	—	—	12,000	1,839
Issuance of loan to a supplier	(3,439)	—	—	—
Net cash provided by/(used in) investing activities	146,102	16,565	(337)	(52)
Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares to Qudian Inc., net of issuance cost	—	—	703,774	107,858
Capital injection from non-controlling interests	—	—	346	53
Repurchase of Class A ordinary shares	(30,341)	—	—	—
Repayment to related parties	(4,562)	(724)	(426)	(65)
Borrowing from related parties	4,480	—	—	—
Proceeds from short-term borrowings	180,000	183,609	146,000	22,375
Proceeds from long-term borrowings	30,000	30,000	—	—
Repayment of short-term borrowings	(161,065)	(183,707)	(130,000)	(19,923)
Repayment of long-term borrowings	(150,000)	(4,324)	(14,211)	(2,178)
Proceeds from other borrowings	35,410	247,500	—	—
Repayment for other borrowings	(101,619)	(218,000)	—	—
Proceeds from issuance of convertible note	1,195,478	—	—	—
Payment of issuance cost for convertible note	(1,833)	—	—	—
Net cash provided by financing activities	995,948	54,354	705,483	108,120
Effect of exchange rate changes on Cash, cash equivalents and restricted cash	3,380	1,132	(27,790)	(4,259)

Net increase/(decrease) in cash, cash equivalents and restricted cash	493,968	(172,271)	(224,532)	(34,412)
Cash, cash equivalents and restricted cash at the beginning of the year	632,439	1,126,407	954,136	146,228
Cash, cash equivalents and restricted cash at the end of the year	1,126,407	954,136	729,604	111,816
Supplemental information
Interest paid	13,460	56,510	59,329	9,093
Income tax paid	15,458	41,656	10,726	1,644
Accrual for purchase of property and equipment	—	8,356	—	—
Accrual for business acquisition (Note 5)	15,996	697	—	—
ROU assets obtained in exchange for new operating lease liabilities	—	138,049	6,916	1,060
Consideration payable for acquiring equity interests	—	1,992	1,000	153
Receivable from disposal of a subsidiary	—	10,000	2,143	328

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands)

The following table provides a reconciliation of cash and cash equivalents, restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash and cash equivalents	1,034,385	709,823	639,932	98,074
Restricted cash, current	89,222	240,741	85,826	13,153
Restricted cash, non-current	2,800	3,572	3,846	589
Total cash, cash equivalents and restricted cash	1,126,407	954,136	729,604	111,816

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

●	Powers of Attorney

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

●	Exclusive Business Cooperation Agreement

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

●	Equity Pledge Agreement

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

Pursuant to the Equity Pledge Agreement entered into among Kutianxia, Beijing Auction, and the nominee shareholders, the shareholders of Beijing Auction pledge all of their equity interests in Beijing Auction to guarantee their and Beijing Auction’s performance of their obligations under the contractual arrangements including, but not limited to, the Exclusive Business Cooperation Agreement, Exclusive Option to Purchase Agreement, Loan Agreement and Powers of Attorney. If Beijing Auction or its shareholders breach their contractual obligations under these agreements, Kutianxia, as pledgee, will have the right to dispose of the pledged equity interests of Beijing Auction. The shareholders of Beijing Auction agree that, during the term of the Equity Pledge Agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Kutianxia, and they also agree that Kutianxia’s rights relating to the pledged equity interests shall not be prejudiced by the legal actions of the shareholders, their successors or their designees. The shareholders of Beijing Auction shall subscribe for additional equity in Beijing Auction only upon the written consent of Kutianxia and the additional equity shall thereon deemed to be pledged equity interests subject to the terms of the Equity Pledge Agreement. During the term of the Equity Pledge Agreement, Kutianxia has the right to receive all of the dividends and profits distributed on the pledged equity interests.

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

●	Exclusive Option to Purchase Agreement

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

●	Exclusive Option to Purchase Intellectual Properties Agreement

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

●	Loan Agreements

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

The Group’s ability to control the VIEs and the VIEs’ subsidiaries also depends on the rights provided to Kutianxia under the Powers of Attorney to vote on all matters requiring shareholders’ approval in the respective VIEs. As noted above, the Group believes these Powers of Attorney are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements between Kutianxia, the VIEs and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

The equity interests of VIEs are legally held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as nominee equity holders on behalf of the Group. Mr. Richard Rixue Li and Ms. Zhaohui Huang are also directors of the Group. Mr. Richard Rixue Li and Ms. Zhaohui Huang each holds 82.0% and 0.2% of the total voting rights of the Company as of December 31, 2020, respectively, assuming the exercise of all outstanding options held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as of such date. The Group cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Group or such conflicts will be resolved in the Group’s favor. Currently, the Group does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Group, except that Kutianxia could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIEs to a PRC entity or individual designated by the Group. The Group relies on the nominee equity holders, who are both the Group’s directors and who owe a fiduciary duty to the Group, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the Group and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Group and the nominee equity holders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of the Group’s business and subject the Group to substantial uncertainty as to the outcome of any such legal proceedings.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

The following consolidated assets and liabilities information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2019 and 2020, and consolidated operating results and cash flows information for the years ended December 31, 2018, 2019 and 2020, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	686,091	604,154
Restricted cash	150,050	1,002
Accounts receivable, net	82,943	97,209
Inventories	2,606,739	3,207,836
Advances to suppliers	176,317	312,907
Prepayments and other current assets	399,717	432,970
Amounts due from related parties	11	—
Total current assets	4,101,868	4,656,078
Property and equipment, net	55,476	50,650
Intangible asset, net	10,390	—
Restricted cash	3,572	3,846
Investments in equity investees	29,699	16,556
Deferred tax assets	65,716	57,102
Goodwill	23,560	807
Operating lease right-of-use assets	147,819	102,188
Other non-current assets	13,606	8,600
Total non-current assets	349,838	239,749
Total assets	4,451,706	4,895,827
Short-term borrowings and current portion of long-term borrowings	159,500	191,289
Accounts payable	324,069	174,583
Amount due to intercompany	2,501,418	3,272,486
Amount due to related parties	330	62
Advances from customers	30,707	55,002
Income tax payable	91,516	66,813
Accrued expenses and other current liabilities	807,348	623,632
Deferred revenue	97,859	221,595
Operating lease liabilities	32,602	36,919
Total current liabilities	4,045,349	4,642,381
Long-term borrowings, excluding current portion	30,000	—
Operating lease liabilities	108,672	69,006
Long-term liabilities	9,165	—
Total non-current liabilities	147,837	69,006
Total liabilities	4,193,186	4,711,387

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Total revenues	4,996,168	6,277,535	5,195,430
Net income/(loss)	103,438	182,443	(50,327)
Net cash (used in)/ provided by operating activities	(714,718)	290,615	(897,155)
Net cash used in investing activities	(38,342)	(51,679)	(3,812)
Net cash provided by financing activities	1,183,163	54,452	670,256
Net increase/(decrease) in cash, cash equivalents and restricted cash	430,103	293,388	(230,711)
Cash, cash equivalents and restricted cash at the beginning of the year	116,222	546,325	839,713
Cash, cash equivalents and restricted cash at the end of the year	546,325	839,713	609,002

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

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors (the “Board”), or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All intercompany transactions and balances among the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

(c)   Liquidity

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Group experienced net loss from operations of RMB87,417 for the year ended December 31, 2020, and negative cash flows from operating activities of approximately RMB651,462, RMB244,322 and RMB901,888 for the years ended December 31, 2018, 2019 and 2020, respectively. The major source of liquidity to support the Group’s operating cash outflow is from cash flow providing by financing activities, which were RMB995,948, RMB54,354 and RMB705,483 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, the Group had cash position of RMB729,604, working capital of RMB3,290,630, and accumulated deficit of RMB1,206,436. On August 8, 2021, the Company’s US$175,000 convertible note matured without any redemption, repurchase or conversion. On September 29, 2021, the Company and Great World Lux Pte. Ltd, the holder of the convertible note, entered into a term sheet (“Term Sheet”) in respect of the restructuring and refinancing of the convertible notes (see Note 14).

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, and the potential refinancing arrangement for the Original Notes, management is of the opinion that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements.

Based on the above considerations, the accompanying financial statements have been prepared in accordance with U.S. GAAP, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset and amounts and classification of liabilities that may be necessary should the Group be unable to continue as a going concern.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(d)   Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the standalone selling prices of performance obligations of revenue contracts, sales returns, the allowance for credit losses of accounts receivable, fair values of put option, fair value of observable transaction for equity investment without readily determinable fair value, noncontrolling interests with respect to business combinations, share-based compensation, convertible note and warrant, useful life of long-lived assets, recoverability of the carrying value of goodwill, purchase price allocations, inventory write-downs for excess and obsolete inventories, realization of deferred tax assets, and forfeiture rates for share options granted. Actual results may differ materially from those estimates.

(e)   Foreign Currency

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

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gains (losses) in the consolidated statements of comprehensive income/(loss).

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

The resulting foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity.

(f)   Convenience Translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(g)    Commitments and Contingencies

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

(h)   Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash at bank and time deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(i)   Time Deposits

Time deposits represent deposits at banks with original maturities of more than three months but less than one year.

(j)   Restricted Cash

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

(k) Adoption of ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss impairment guidance in legacy GAAP and establishes a single allowance framework for financial assets carried at amortized cost with a methodology that requires consideration of a broader range of information to estimate credit losses. The Group adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method. Based on upon Group’s assessment of various factors, including historical experience and the expectation of future economic conditions, upon adoption of the new standard on January 1, 2020, the Company recorded an increase in the opening balance of accumulated losses of RMB7,742.

The Group maintains an allowance for credit losses for accounts receivable and prepayments and other current assets, which is recorded as an offset to accounts receivable and prepayments and other current assets, and the estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of comprehensive income/(loss). When similar risk characteristics exist, the Group assesses collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(l)    Accounts Receivable

Accounts receivable mainly represent amounts due from customers and installment payment by end customers with payment period within one year. Accounts receivable are recorded net of an allowance for doubtful accounts, if any.

Prior to January 1, 2020, the Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an account receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. Nil and RMB7,598 allowance for accounts receivable was provided as of December 31, 2018, 2019. RMB9,018 provision for credit loss was provided as of December 31, 2020.

Starting from January 1, 2020, accounts receivables are recognized and carried at the original invoiced amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above (“Adoption of ASU 2016-13”). The receivable balances are written off when they are deemed uncollectible.

(m)    Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. Inventory is written down for damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and the sales promotion. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive income/(loss).

(n)   Property and Equipment, net

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

Category	Estimated useful lives
Electronic equipment	3-5 years
Software	10 years
Transportation equipment	4 years
Office equipment	3-5 years
Leasehold improvements	Shorter of 5 years or lease term

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of comprehensive income/(loss).

(o)    Investments

The Group’s investments consist of investment securities and investments in equity investees.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Investment securities

The Company’s investment securities represent equity securities traded publicly in the open market, which are measured at fair value with changes recorded in changes in fair value of financial instruments in the consolidated statements of comprehensive income/(loss).

Investment in equity investees

Investment in equity investees represents the Group’s investments in privately held companies, which includes equity method investments and investments measured using Measurement Alternative.

The Group applies the equity method of accounting to account for an equity investment, according to ASC 323 Investment-Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control. After the date of investment, the Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investees’ net income or loss in other income (expenses). The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group reviews its equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

For equity investees where the Group does not have the ability to exercise significant influence, and there are no readily determinable fair values, the Group accounted for these investments as cost method investments prior to adopting ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Liabilities (“ASU 2016-01”). These investments are accounted under the measurement alternative upon the Group’s adoption of ASU 2016-01 (the “Measurement Alternative”) on January 1, 2018. Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in change in fair value of financial instruments in the consolidated statements of comprehensive income/(loss). The adoption of new standard did not impact accumulated losses as of January 1, 2018. The Group performs a qualitative assessment considering impairment indicators to evaluate whether its equity security without readily determinable fair value is impaired.

(p)  Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The Group adopted this guidance on a prospective basis on January 1, 2020 with no material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

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

(q)    Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2018, 2019 and 2020.

(r)   Transfer of financial assets

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

Beginning August 2019, the Group entered into periodically arrangements with one third-party non-financial institution to transfer the Group’s accounts receivables arising from consumer financing. The transfers of accounts receivables meet the criteria as defined in the ASC 860 and therefore are derecognized in the consolidated balance sheet. In 2019, RMB87,160 consumer accounts receivables financial assets were derecognized through the sales type arrangements. Proceeds from the derecognition were RMB87,160. The investor has no recourse to the Group if the underlying consumers fail to pay amounts contractually on due. No such transaction was recognized in 2020.

(s)   Value Added Taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of second-hand merchandise purchased from individual vendors is subject to VAT at the concession rate of 2% or 3% depending on the sales term. Revenue from sales of new brand merchandise purchased from entities is generally subject to VAT at the rate of 17% prior to May 1, 2018, 16% from May 1, 2018 to March 31, 2019 and 13% since April 1, 2019. Service revenue is subject to VAT at the rate of 6%. The VAT payable is recorded in Accrued expenses and other current liabilities in the consolidated balance sheets.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(t)   Fair Value

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

Short-term financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, investment securities, put option (included in prepayments and other current assets), accounts receivable, net, amounts due from related parties, short-term borrowings and current portion of long-term borrowings, accounts payable, contingent considerations (included in accrued expenses and other current liabilities), and amounts due to related parties.

The Group measures investment securities and contingent considerations at fair value on a recurring basis. Investment securities were measured at fair value using observable inputs.Contingent considerations were measured at fair value using unobservable inputs. As of December 31, 2019 and 2020, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Long-term financial asset of the Group is restricted cash recognized in non-current assets. As of December 31, 2019 and 2020, the carrying values of restricted cash recognized in non-current assets approximated to their fair values as the interest rates approximate the rates in the market.

Long-term financial liabilities of the Group are long-term loans, convertible note and contingent considerations (included in long-term liabilities). As of December 31, 2019 and 2020, the carrying values of long-term loans approximated to their fair values as the interest rates of the Group’s long-term loans approximate the rates currently offered by the banks for similar loans. The convertible note was initially recognized based on the relative fair value of the convertible note and warrant and subsequently measured at amortized cost using effective interest rate. The estimated fair values of the convertible note based on a market approach were approximately US$180,830 (equivalent to RMB1,258,902) and US$199,604 (equivalent to RMB1,302,416) as of December 31, 2019 and 2020, respectively, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the estimated fair value of the convertible note, the Company used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative from convertible note was nil as of December 31, 2019 and 2020.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(u)   Revenue

Revenues are generated primarily from merchandise sales, marketplace services and other services.

On January 1, 2018, the Group adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption.

Under ASC 606, the Company recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties.

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

The Group’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

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

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Consideration from merchandise sales is recorded net of value-added tax, discounts and return allowances. Return allowances of RMB3,046 and RMB2,345 as of December 31, 2019 and 2020, respectively, which reduce revenue, are estimated based utilizing the most likely amount method based on historical data and updated at the end of each reporting period.

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

The amounts of revenue recognized during the years ended December 31, 2019 and 2020 from the opening balance of deferred revenue as of January 1, 2019 and 2020, was RMB54,948 and RMB96,779, respectively. The remaining performance obligation is expected to be recognized as revenue within the next 12 months.

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

(v)   Customer Loyalty Program

Customers earn loyalty program points from qualified purchases from the Group. The loyalty program points can be used as cash for future purchases from the Group, which will directly reduce the amount paid by the customer. Periods after July, 2020, the loyalty program points expire on one day before the end of the quarter, and are redeemable for a maximum of 100% on the customers’ future purchase amounts. Periods prior to July, 2020, the loyalty program points expire on December 31 of the following year after they are awarded, and are redeemable for a maximum of 30% on the customers’ future purchase amounts. Period before July, 2018, the loyalty program points expire on one day before the end of the quarter, and are redeemable for a maximum of 100% on the customers’ future purchase amounts. Loyalty program point is considered as a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the merchandise and loyalty program points based on the relative standalone selling price of the merchandise and loyalty program points. Consideration allocated to loyalty program point is initially recorded as deferred revenue and recognized as revenues when loyalty program points are used or expire. The Group estimates the relative standalone selling price, including an estimate of the breakage for points that members will never use. The Group reviews the relative standalone selling price of loyalty program point at least annually based upon the latest available information regarding redemption and expiration patterns.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(w)   Cost of Revenues

Cost of revenues primarily consist of cost of merchandise sold and inventory write-down, repair and maintenance staff payroll and related depreciation and amortization. Payment processing, packaging material and product delivery costs are classified as fulfillment expenses in the consolidated statements of comprehensive income/(loss).

(x)    Fulfillment Expenses

Fulfillment expenses represent packaging material costs and those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and collecting payments from customers and responding to inquiries from customers. Fulfillment expenses also include amounts payable to third parties that assist the Group in payment collections and product deliveries. Shipping costs included in fulfillment expenses were RMB47,041, RMB63,247 and RMB51,730 for the years ended December 31, 2018, 2019 and 2020, respectively.

(y)    Marketing Expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB191,501, RMB183,744 and RMB119,881 for the years ended December 31, 2018, 2019 and 2020, respectively.

(z)    Technology and Content Development Expenses

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

(aa)   General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees, credit loss and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and operating lease costs.

(bb)    Share-based Compensation

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

(cc)   Employee Benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. For its employees in the PRC, the Group has participated in defined contribution benefit plans and social insurance plans organized by the relevant local governmental authorities. For its employee in Hong Kong, the Group participates in the mandatory provident fund scheme with contributions calculated in accordance with the provisions under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong). The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive income/(loss) amounted to RMB54,257, RMB75,922 and RMB43,747 for the years ended December 31, 2018, 2019 and 2020, respectively.

(dd)   Subsidy Income

Subsidy income represent amounts granted by local government authorities as an incentive for companies to promote and develop. Subsidy income received by the Group were nonrefundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized as others in the accompanying consolidated statements of comprehensive income/(loss) amounted to RMB27,952, RMB54,751 and RMB24,324 in the Company’s consolidated statements of comprehensive income/(loss) for the years ended December 31, 2018, 2019 and 2020, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(ee)    Income Tax

Current income taxes are provided on the basis of net income for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income/(loss) in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

(ff)    Leases

Prior to January 1, 2019, payments made under operating lease, were charged to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the term of underlying lease. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There is no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

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

Upon adoption, the Group recognized operating lease right-of-use assets of RMB43,680 and total lease liabilities of RMB43,517 for operating leases as of January 1, 2019. There was no impact of adopting ASU 2016-02 on the Group’s opening accumulated losses and net income for the year ended December 31, 2019. As of December 31, 2019, the Group recognized operating lease right-of-use assets of RMB159,321, and total operating lease liabilities of RMB152,390, including current portion of RMB38,608 and non-current portion of RMB113,782. As of December 31, 2020, the Group recognized operating lease right-of-use assets of RMB105,938, and total operating lease liabilities of RMB110,631, including current portion of RMB40,204 and non-current portion of RMB70,427.

(gg)    Net income/(loss) per Share

Basic net income/(loss) per Class A and Class B share is computed by dividing net income/(loss) attributable to holders of Class A and Class B ordinary shares, considering the accretions to redemption value of the preferred shares and accretions to redemption value of the redeemable non-controlling interest, by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income/(loss) is allocated between Class A and Class B ordinary shares and other participating securities based on their participating rights. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to Class A and Class B ordinary shareholders, as adjusted for the accretion and allocation of net income/(loss) related to the preferred shares and accretion related to redeemable non-controlling interest, if any, by the weighted average number of Class A and Class B ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible note, exercise of the warrant using the if-converted method, unvested restricted shares and Class A ordinary shares issuable upon the exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted net income/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

(hh) Treasury Shares

Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired share is recorded as treasury share.

(ii) Segment Reporting

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

(jj) Statutory Reserves

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

For the years ended December 31, 2018, 2019 and 2020, appropriations of nil, RMB908 and RMB1,394, respectively, were made to the statutory reserve by the Group’s wholly foreign owned PRC subsidiaries, VIEs and VIEs’ subsidiaries.

(kk) Disposal of Subsidiary

The Group accounts for the disposal of a subsidiary when it ceases to control the subsidiary’s assets and liabilities. A gain or loss is recognized and measured as the difference between the fair value of consideration received or to be received and the value of assets, liabilities and equity components de-recognized, related to that subsidiary when deconsolidated.

(ll) Recently issued Accounting Pronouncements

Simplifying the Accounting for Income Taxes. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. Concentration and Risk

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2018, 2019 and 2020.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2020, substantial all of the Group’s cash, cash equivalents and restricted cash were held by reputable financial institutions, of which RMB700,530 (as of December 31,2019: RMB937,251) were located in the PRC and RMB21,593 (as of December 31,2019: RMB8,956) were located in Hong Kong which management believes are of high credit quality and financially sound based on public available information.

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

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to such government controls and amounted to RMB681,203 and RMB612,888 as of December 31, 2019 and 2020. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

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

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2019 and 2020, assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value at
	December 31,
Description	2020	Level	Level 2	Level 3
Contingent consideration (Note 5)	—	—	—	—

	Fair value at
	December 31,
Description	2019	Level 1	Level 2	Level 3
Investment securities (Note 6)	2,318	2,318	—	—
Contingent consideration (Note 5)	(17,704)	—	—	(17,704)

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

		Contingent
	Put option	consideration
Balance as of December 31, 2018	7,898	(15,869)
Initial recognition	—	(697)
Payment during the year	—	1,344
Total gains/(losses) for the period included in earnings	633	(2,510)
Exercised during the year	(8,531)	—
Foreign currency translation	—	28
Balance as of December 31, 2019	—	(17,704)
Payment during the year	—	4,043
Total gain for the period included in earnings	—	938
Waived on disposal of subsidiaries (Note 17)	—	12,445
Foreign currency translation	—	278
Balance as of December 31, 2020	—	—

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4. Fair Value Measurement (Continued)

The put option was valued as of December 31, 2018 using the Black-Scholes pricing model at the reporting date. The calculation was based on the exercise price, annual risk- free rate of 5.25%, dividend yield of 0% and volatility of 41.0%.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company measures its property and equipment, intangible assets, goodwill and investment in equity investees at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. No such impairment was recognized for the years ended December 31, 2018, 2019 and 2020.

5.    Business Acquisition

In 2018, the Company acquired 51% equity interest of Beijing Xuri Travel (“Xuri”) and 100% equity interest of Beijing Guanda Travel (“Guanda”). Both entities are engaged in inbound and outbound tourism business. The total considerations for these two acquisitions amounted to RMB3,400, which was paid in cash during 2018.

In October 2018, The Company entered into a share purchase agreement to acquire 51% equity interest of Wang Pok Timepieces Limited (“Wang Pok”). The total consideration is HKD25,500 (equivalent to RMB22,636). Wang Pok engages in trading of watches and accessories. The consideration will be payable by the installments as: (i) first payment totaling HKD2,550 (equivalent to RMB2,264) upon the closing of acquisition; (ii) 3-year installments up to HKD22,950 (equivalent to RMB20,372), which are subject to achievement of future financial performance targets of the Wang Pok indicated in the share purchase agreement. As of acquisition date, the total fair value of the considerations for this acquisition amounted to RMB18,238, of which RMB2,264 was paid in 2018. The Company paid RMB1,344 and RMB4,043 acquisition cost in 2019 and 2020, respectively. On October 01, 2020, the Company sold 51% equity interest of Wang Pok back to the minority shareholder with nil cash consideration. Concurrently, the contingent consideration has been waived at the disposal date (Note 17). As of December 31, 2019 and 2020, contingent consideration with a fair value amounting to RMB17,007 and nil, respectively, were recorded, which included RMB10,253 and nil in accrued expenses and other current liabilities, and RMB6,754 and nil in long-term liabilities in the consolidated balance sheets, respectively.

In March 2019, the Company acquired 51% equity interest of E-GO FASHION (Hong Kong) (“E-GO”), which was engaged in luxury wholesales and supply chain. The total maximum consideration is HKD18,889 (equivalent to RMB16,099). The consideration will be payable by the installments as: (i) first payment totaling HKD2,365 (equivalent to RMB2,016) upon the closing of acquisition; (ii) 3-year installments up to HKD16,524 (equivalent to RMB14,083), which are subject to achievement of future financial performance targets of E-GO indicated in the share purchase agreement. As of acquisition date, the total fair value of the considerations for this acquisition amounted to HKD3,183 (equivalent to RMB2,713), of which HKD2,365 (equivalent to RMB2,016) were paid in 2018. On July 01, 2020, the Company sold 51% equity interest of E-GO back to the minority shareholder with cash consideration as HKD2,346 (equivalent to RMB2,143). Concurrently, the contingent consideration has been waived at the disposal date (Note 17). As of December 31, 2019 and 2020, contingent consideration with a fair value amounting to RMB697 and nil is recorded at long-term liabilities in the consolidated balance sheets.

All the acquisitions were using the acquisition method of accounting. Accordingly, the acquired assets and liabilities acquired were recorded at their fair value at the date of acquisition. The purchase price allocation was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income, market and cost approach. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5.    Business Acquisition (Continued)

Subsequent to the date of the Wang Pok and E-GO acquisition, the Company re-measured the estimated fair values of the contingent consideration at each reporting date. For the years ended December 31, 2019 and 2020, the Company recorded loss of RMB2,510 and gain of RMB938 respectively in fair value change of financial instruments in the Company’s consolidated statements of comprehensive income/(loss) as a result of the Company’s re-measurement of the estimated fair value of the contingent consideration at the reporting date.

The excess of the total cash consideration, fair value of contingent consideration plus the fair value of non-controlling interest over the fair value of the net identifiable assets acquired was recorded as goodwill which is not amortized and not tax deductible. The Group recorded RMB20,413 and RMB2,825 of goodwill from Wang Pok and E-GO business acquisitions, respectively. The acquisitions were not material to the consolidated financial statements for the years ended December 31, 2019 and 2020, as such pro forma results of operations are not presented. Goodwill resulted from the above acquisitions was assigned to one single reporting unit.

6.  Investments

Investment securities

In March 2018, the Company subscribed for 8,000,000 of the ordinary shares of Sasseur and a put option (See Note 4) for a total consideration of approximately USD5,000 (equivalent to RMB31,393) upon its initial public offering. The related unrealized loss recognized in 2018 was RMB511 and was included in change in fair value of financial instruments in the consolidated statements of comprehensive income/(loss). In March 2019, the Company sold all shares of the Singapore listed company and realized gain of RMB231 was recognized in 2019.

In August 2019, the Company invested in 9F Inc. with a total consideration of USD333 (equivalent to RMB2,375). As of December 31, 2019, the accumulated unrealized loss related to the investment in 9F Inc. was RMB57 and was included in change in fair value of financial instruments in the consolidated statements of comprehensive income/(loss). In December 2020, the Company sold the investment in 9F Inc and realized loss of RMB132 and was included in “Others” in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020.

Investments in equity investees

Equity Method Investments

The Group has significant influence over these equity investments but does not own a majority equity interest or otherwise control and therefore accounted for these investments under equity method. As of December 31, 2019 and 2020, the Group’s investments accounted for under the equity method totaled RMB16,097 and RMB5,057, respectively.

For the year end December 31, 2020, the Group recognized its share of loss of equity method investments in the amount of RMB119 (2018 and 2019: share of loss of RMB141 and RMB762, respectively). No impairment was recorded for the years ended December 31, 2018, 2019 and 2020.

On April 26, 2019, the Company acquired 20% equity interest in Zhongfu for a cash consideration of RMB12,000. Investment in Zhongfu is accounted for using the equity method as the Group obtained significant influence by the right to nominate one board member out of five. In January 2020, the Group disposed 20% of its investment for cash consideration of RMB12,000. As the carrying amount of the investment was reduced to RMB10,921 from subsequent recognition of the Group’s share Zhongfu’s losses, the Group recognized a gain on disposal of RMB1,079 in “Others” in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2020.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6.  Investments (Continued)

Equity securities without readily determinable fair values

The Group does not have significant influence over these equity investments which do not have readily determinable market value. These investments were accounted as cost method investments prior to adopting ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Liabilities (“ASU 2016-01”). After adoption of ASU 2016-01 on January 1, 2018, the Group accounted for these investments using the Measurement Alternative. As of December 31, 2019 and 2020, the carrying amount of the Group’s equity investments using the Measurement Alternative was RMB55,498 and RMB52,132, respectively.

Investment in Spring Place One, Ltd. (“Spring Place”)

In January 2019, the Group entered into an agreement with Spring Place to acquire 44,115 common stock, which represented 1.37% equity interest of the investee, in exchange for a cash consideration of USD2,500 (equivalent to RMB17,187). The investment was classified as equity securities without readily determinable fair values. There is no orderly transaction for an identical or a similar investment in Spring Place for the year ended December 31, 2019 and 2020. As of December 31, 2019 and 2020, the carrying amount of investment in Spring Place was RMB17,440 and RMB16,312, respectively. No impairment on the investment was recognized for the year ended December 31, 2019 and 2020.

Investment in a Yichun Guangyao Technology Co., Ltd. (“Guangyao”)

In April 2018, the Group entered into an agreement to set up an entity, Guangyao, which is incorporated in PRC. The Group was entitled to 19% of the outstanding ordinary shares of Guangyao, for a total consideration was RMB9,500. The consideration was paid to Guangyao in 2019. The investment was classified as equity securities without readily determinable fair values, as the Company does not have significant influence over Guangyao and because there is no readily determinable fair value. There is no orderly transaction for an identical or a similar investment in Guangyao for the year ended December 31, 2019 and 2020. No impairment on the investment was recognized for the year ended December 31, 2018, 2019 and 2020.

Investment in Trytry Global Inc. (“Trytry”)

In 2017, the Group entered into a share purchase agreement to acquire 20,000,000 Series Seed preferred shares of Trytry, in exchange for a cash consideration of RMB2,000. The consideration was paid to Trytry in 2019. In November 2018 and July 2019, Trytry entered into two new financing agreements with new investors and the Group. The Group subscribed for 711,462 Series A2 preferred shares issued by Trytry for a cash consideration of USD300 (equivalent to RMB2,093). After the new financing, the Group’s equity shares in Trytry was 14.56%. Since the investments in both Series Seed preferred shares and Series A2 preferred shares are not in-substance common stock and the Group does not have significant influence over Trytry, the investments were accounted as equity securities without readily determinable fair values. The new round of financing provided the observable price for the Group’s investment in Series Seed preferred shares and the Group engaged a third party appraiser to evaluate this investment in Series Seed preferred shares’s carrying amount based on the observable price, and recognized a gain of RMB22,363 from the change in fair value in 2019. As of December 31, 2019 and 2020, the carrying amount of investment in Trytry at cost adjusted for observable price changes was RMB26,456 and RMB26,320, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7. Accounts Receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable	130,824	108,246
Allowance for doubtful accounts	(7,598)	(9,018)
Accounts receivable, net	123,226	99,228

The movement of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	7,598
Charged for the year	—	7,598	1,420
Balance at the end of the year	—	7,598	9,018

8. Inventories

	As of December 31,
	2019	2020
	RMB	RMB
Inventories	2,709,834	3,383,455
Inventory valuation allowance	(29,406)	(93,651)
Inventories, net	2,680,428	3,289,804

As of December 31, 2019 and 2020, inventories represented products, of which amounting to RMB260,677, were pledged to a domestic bank for bank loans (see Note 13).

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. Prepayments and Other Current Assets, net

	As of December 31,
	2019	2020
	RMB	RMB
Receivable from third-party payment platforms	249,549	452,927
Deposits	17,321	17,029
Prepaid expenses	35,669	12,796
Subsidy receivable	16,721	2,143
Staff advances	6,707	2,339
Receivable from travel agencies	42,231	7,898
Others*	64,042	51,672
Prepayments and Other Current Assets	432,240	546,804
Allowance for doubtful accounts	(1,133)	(53,877)
Prepayments and Other Current Assets, net	431,107	492,927

* Others primarily represent receivable from disposal of a subsidiary, receivable from distributors, deductible input VAT and interest receivable.

The movement of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Beginning balance prior to ASC 326	—	—	1,133
Impact of adoption to ASC 326	—	—	7,757
Beginning balance	—	—	8,890
Additions charged to bad debt expense	—	1,133	82,167
Write-offs	—	—	(37,180)	*
Balance at the end of the year	—	1,133	53,877

* Write-offs primarily represent long-aged travel-related receivables, which management believes that it is more likely than not that those receivables will not be collectible in the foreseeable future.

10. Property and Equipment, net

	As of December 31,
	2019	2020
	RMB	RMB
Electronic equipment	47,922	52,597
Software	32,119	37,763
Transportation equipment	4,011	4,241
Office equipment	11,734	8,021
Leasehold improvements	63,145	61,938
Total Property and Equipment	158,931	164,560
Accumulated depreciation	(75,115)	(91,533)
Total Property and Equipment, net	83,816	73,027

No impairment charges were recognized on fixed assets for the years ended December 31, 2018, 2019 and 2020, respectively.

Depreciation expenses were RMB17,883, RMB23,306 and RMB23,178 for the years ended December 31, 2018, 2019 and 2020, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

As of December 31, 2019 and 2020, property and equipment amounting to RMB11,366 and RMB8,090, respectively, were pledged to a domestic bank for bank loans (see Note 13).

11. Intangible Asset, net

Intangible asset consists of customer relationship. Customer relationship is generated from a business combination in 2018, representing the customer list of the subsidiary. On October 1, 2020, the Company sold 51% equity interest of Wang Pok to the minority shareholder. RMB8,611 of intangible asset was disposed. Customer relationship is recorded at fair value at acquisition date and amortized on a straight-line basis over the estimated useful life of 6 years.

Definite-lived intangible asset as of December 31, 2019 and 2020 consist of the following:

As of December 31, 2020
	Gross	Accumulated	Net	Estimated
	Carrying	Amortization	Carrying	Useful
	Amount	and Impairment	Amount	Life
	RMB	RMB	RMB	Year
Customer relationship	—	—	—	—

As of December 31, 2019
	Gross	Accumulated	Net
	Carrying	Amortization	Carrying	Estimated
	Amount	and Impairment	Amount	Useful Life
	RMB	RMB	RMB	Year
Customer relationship	12,899	(2,509)	10,390	6

Amortization expenses for intangible assets were RMB2,111 and RMB1,623 for the years ended December 31, 2019 and 2020, respectively.

12. Other Non-current Assets

	As of December 31,
	2019	2020
	RMB	RMB
Rental and other deposits	10,933	8,845
Prepaid expenses	5,273	1,373
Others	600	599
Other Non-current Assets	16,806	10,817

13. Short-term Borrowings and Current Portion of Long-term Borrowings

	As of December 31,
	2019	2020
	RMB	RMB
Bank loans	130,000	146,000
Other borrowings	29,500	29,500
Current portion of long-term borrowings (Note 14)	—	15,789
	159,500	191,289

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. Short-term Borrowings and Current Portion of Long-term Borrowings (Continued)

In May 2018, a subsidiary of Company entered into an amendment to the facility agreement with SPD Silicon Valley Bank Co., (“SPD”). Pursuant to the amendment, the facility in the amount of RMB50,000 was extended for three months with an interest rate of 7.35% per annum and matured in August 2018. In August 2018, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in May 2019. In May 2019, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2019. In August 2019, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2020. In August 2020, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in May 2021 with an interest rate of 7.20%. In addition, RMB260,677 of inventories and RMB11,366 of equipment were pledged to SPD as collaterals as of December 31, 2019; RMB260,677 of inventories and RMB8,090 of equipment were pledged to SPD as collaterals as of December 31, 2020. A guarantee was provided by the Company’s wholly-owned subsidiary in Hong Kong S.A.R. and the Company. Both of the original facility and amended facility agreements contain certain financial covenants. As of December 31, 2019 and 2020, the Group met the financial covenants. As of December 31, 2019 and 2020, the outstanding balances of the short-term of the facilities were RMB50,000 and RMB50,000, respectively.

During 2018, the subsidiary entered into two agreements with the third party non-financial institution that permits the subsidiary to borrow short-term borrowings at the interest rates of 10%. The subsidiary received RMB15,000 and RMB20,410 in June 2018 and August 2018, respectively. The accounts receivable of RMB15,000 and RMB20,410 were pledged to the third party as collaterals, the subsidiary repaid these borrowings in August 2018 and October 2018, respectively. No balance is outstanding as of December 31, 2018. During 2019, the subsidiary entered into four more agreements with the third-party non-financial institution that permits the subsidiary to borrow short-term borrowings at the interest rate of 10%. The subsidiary received RMB100,000 and RMB118,000 in June 2019 and September 2019, with accounts receivable of RMB84,610 and RMB85,630 pledged to the third party as collaterals, respectively. The subsidiary repaid these borrowings in July 2019 and October 2019, respectively. No balance is outstanding as of December 31, 2019.

In December 2019, a subsidiary of the Group entered into a short-term borrowing agreement with a third-party non-financial institution and borrowed RMB29,500 with an interest rate of 9.5% per annum and a maturing term of six months. As of December 31, 2019 and 2020, the outstanding balances of the short-term borrowing were RMB29,500 and RMB29,500, respectively.

In December 2018, a subsidiary of the Group entered into a loan agreement with Shanghai Pudong Development Bank Co., Ltd. and borrowed RMB80,000 with an interest rate of 4.35% per annum, a maturing term of one year. In December 2019, the subsidiary repaid RMB80,000 under this loan agreement, and concurrently renewed the loan agreement with maturity in one year with an interest rate of 3.92% per annum. In December 2020, the subsidiary repaid RMB80,000 under this loan agreement, and concurrently renewed the loan agreement and borrowed RMB76,000. The loan had a maturity term of one year with interest rate of 3.8% per annum. A restricted cash deposit of RMB90,503 and RMB84,824 were deposited to the bank for this borrowing as of December 31 2019 and 2020, respectively.

During 2020, a subsidiary of the Group entered two one-year borrowing agreements with Shanghai Pudong Development Bank Co., Ltd at the interest rates from 3.92% to 4.35%. The subsidiary received RMB10,000 in October 2020 and RMB10,000 in December 2020. A guarantee was provided by Beijing Secoo. As of December 31, 2020, the outstanding balance is RMB20,000.

14. Long-term Borrowings, Excluding Current Portion

	As of December 31,
	2019	2020
	RMB	RMB
Convertible note	1,185,249	1,128,004
Long-term loans	30,000	15,789
Less: current portion (Note 13)	—	(15,789)
	1,215,249	1,128,004

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. Long-term Borrowings, Excluding Current Portion (Continued)

Convertible note

The principal amount and unamortized discount/premium and debt issuance costs as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Principal amount	1,220,835	1,141,858
Unamortized debt discount and issuance costs	(35,586)	(13,854)
	1,185,249	1,128,004

On August 8, 2018, the Company signed the convertible note and warrant subscription agreement (the “Agreement”) with Great World Lux Pte. Ltd(the “Holder”), pursuant to which the Company issued US$175,000 (equivalent to RMB1,195,478) convertible note (the “Original Note”) and warrant to Great World Lux Pte. Ltd on August 8, 2018.

The Original Note bears interest of 4% per annum, payable annually, and will mature on August 8, 2021 (the “Original Maturity Date”) unless redeemed, repurchased or converted prior to such date.

The Original Note is convertible at the option of the Holder at any time during the conversion period, which is defined as the period starting from the first anniversary of the issue date to the Original Maturity Date. The conversion rate of the Original Note is US$26 per Class A shares, representing an initial conversion rate of 38.46 Class A Shares per US$1,000 principal amount of the Original Note, subject to the adjustments as described in the agreement.

The Holder may require the Company to repurchase all or portion of the Original Notes for cash on August 8, 2021, or upon a fundamental change (the “contingent put option upon fundamental change”), at a repurchase price equal to 1) the outstanding principal amount, plus 2) accrued and unpaid interest, and plus 3) an additional amount that shall, provide the Holder an internal rate of return of 8%. Additionally, pursuant to the agreement, if the EBITDA (as defined in the agreement) of the Company for the financial year ended on December 31, 2018, as determined based on the audited consolidated financial statements of the Company, is lower than US$40,000, the Holder have the right to require the Company to repurchase all or portion of the Notes for cash at a repurchase price to provide the Holder an internal rate of return of 12% (the “contingent put option upon performance failure”). As of December 31, 2018, the Company’s EBITDA (as defined in the agreement) exceeded the US$40 million requirement. There was no requirement of EBITDA (as defined in the agreement) for the year ended December 31, 2019 and 2020.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. Long-term Borrowings, Excluding Current Portion (Continued)

The Company assessed the accounting on the convertible Note and the warrant under ASC 815 Derivatives and Hedging and concluded that:

●	The warrant is freestanding financial instrument as it is legally detachable and separately exercisable. Further, the warrant is indexed to the Company’s own stock, and can only be settled by the physical delivery of shares, and no conditions exist in which net cash settlement could be forced upon the Company by August 8, 2021 in any other circumstances, therefore the warrant is equity classified;
●	The embedded contingent put option upon fundamental change is clearly and closely related to the debt host contract and does not need to be separately account for.
●	The embedded contingent put option upon performance failure is not clearly and closely related to the debt host contract and needs to be separately accounted for.
●	The embedded conversion feature is indexed to the Company’s own stock, and can only be settled by the physical delivery of shares, and no conditions exist in which net cash settlement could be forced upon the Company by August 8, 2021 in any other circumstances, therefore the conversion feature does not need to be separately accounted for.

The proceeds of US$175,000 (equivalent to RMB1,195,478), net of issuance cost of US$300 (equivalent to RMB1,833), was allocated to the Original Note and the warrant based on the relative fair value as of August 8, 2018. Accordingly, the Company recorded the warrant of US$1,201 (RMB8,208). The Company considered that the possibility of performance failure is zero, therefore the fair value of the contingent put option upon the performance failure was nil on August 8, 2018. The Company measured the effective conversion price of the Original Note using the Original Note’s carrying value on August 8, 2018, and compared to the fair value of the Company’s common stock on that date. As the effective conversion price of the convertible note of US$25.82 is below the fair value of the Company’s common stock of US$26.78, the Company recognized a beneficial conversion feature of US$6,451 (RMB44,072).

The issuance cost is amortized as interest expense using the effective interest rate method through the maturity date of the Original Note. As of December 31, 2019 and 2020, the principal amount was US$175,000 (equivalent to RMB1,220,835) and US$175,000 (equivalent to RMB1,141,858), respectively, unamortized debt discount and issuance cost was US$5,101 (equivalent to RMB35,586) and US2,123 (equivalent to RMB13,854), respectively, and net carrying amount was US$169,899 (equivalent to RMB1,185,249) and US$172,877 (equivalent to RMB1,128,004), respectively. The effective interest rate was 9.45% for the Original Note. For the year ended December 31, 2019 and 2020, the Company recognized interest expenses related to the Original Note of RMB111,032 and RMB117,149, respectively.

As of December 31, 2018, since the Company has met the EBITDA (as defined in the agreement) target, the fair value of the contingent put option upon the performance failure was zero.

Restructuring of Convertible Note in Progress

The Original Note matured on August 8, 2021 without any redemption, repurchase or conversion.

On September 29, 2021, the Company and the Holder of the Original Note entered into a term sheet, pursuant to which the Company would negotiate and enter into a refinancing agreement with the Holder, cancel the Original Notes and issue new interest-bearing notes of approximately US$203,257 (being the sum of the principal amount and accrued interest outstanding of the Original Notes) to the Holder, or the New Notes.

As of the date of this annual report, the refinancing agreement and the New Notes between the Company and the Holder are still under negotiation.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. Long-term Borrowings, Excluding Current Portion (Continued)

Long term loans

A subsidiary of the Group entered into an agreement with SPD for a long-term line of credit of RMB20,000 with a monthly payment from August 2017 to May 2019 at an interest rate of 6.75%. During 2017, 2018 and 2019, RMB4,611, RMB11,065 and RMB4,324 were repaid, respectively. In September 2019, the subsidiary drew down RMB30,000 with an interest rate of 7.25% per annum, a maturing term of two years. During 2020, RMB14,211 was repaid. As of December 31, 2019 and 2020, the subsidiary met the financial covenants. As of December 31, 2019, the outstanding balances of current portion and non-current portion of the facility were nil and RMB30,000, respectively. As of December 31, 2020, the outstanding balances of RMB15,789 was included in short-term borrowings and current portion of long-term borrowings in the consolidated balance sheets.

As of December 31, 2020, the future principal payments for the Group’s long-term borrowings, including long-term loans and the convertible note will be due according to the following payment schedule:

Principal amounts
RMB
2021	15,789
2022	—
2023	1,141,858
Total	1,157,647

15. Accrued Expenses and Other Current Liabilities

		As of December 31,
		2019	2020
		RMB	RMB
Interest payable	(i)	19,347	21,053
Payables to merchants	(ii)	590,517	511,370
Accrual for salary, bonus and employee benefits		31,141	22,211
Advertising fees payable		37,307	19,216
Accrued expenses		42,904	22,008
Deposits from merchants		41,079	50,256
Contingent consideration		10,253	—
Other tax payable		89,994	95,322
Others		33,152	929
Accrued Expenses and Other Current Liabilities		895,694	742,365

(i)  The balance mainly includes the current portion of interest payable of convertible note (see Note 14).

(ii) The balance mainly consists of amounts collected on behalf of third-party merchants. A restricted cash deposit of RMB150,000 and nil was pledged to the merchants as collateral, respectively as of December 31, 2019 and 2020.

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

16. Income Tax (Continued)

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

PRC

The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%. In accordance with the implementation rules of EIT Law, and a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires.

One of the Group’s PRC subsidiaries, kutianxia, is qualified HNTE in 2020 and enjoys a reduced tax rate of 15%, which will expire in 2023. The other PRC subsidiaries and consolidated VIEs and VIE’s subsidiaries are subject to the 25% EIT rate.

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

The components of income/(loss) before income taxes are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cayman Islands	(42,287)	(75,926)	(29,736)
Hong Kong	59,675	68,578	(47,456)
PRC, excluding Hong Kong	178,551	179,803	1,930
Italy	229	20,012	(7,104)
Others	106	630	1,552
	196,274	193,097	(80,814)

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2020, the Company has not provided deferred tax liability on undistributed earnings of RMB268,507 generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred tax liability related to these earnings was RMB26,851.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Income Tax (Continued)

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income/(loss), which were attributable to the Group, are as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax expenses	48,019	87,197	9,073
Deferred tax benefits	(7,291)	(55,771)	(2,470)
Income tax expenses	40,728	31,426	6,603

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Increase (decrease) in effective income tax rate resulting from
Entities not subject to income tax	5.39%	9.83%	(12.32)%
Effect of PRC preferential tax rates and tax holiday	—	—	(18.79)%
Tax rate differential	(2.60)%	(2.83)%	2.21%
Share-based compensation	3.01%	1.11%	(2.19)%
Non-deductive expense without tax invoice	0.76%	2.08%	(1.09)%
R&D surplus deduction	(7.78)%	(5.41)%	7.97%
Others	(5.50)%	(5.12)%	2.93%
Change in valuation allowance	2.47%	(8.38)%	(11.89)%
Effective income tax rate	20.75%	16.28%	(8.17)%

b)    Deferred tax assets and liability

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Inventory write-down	6,914	23,040
Net operating loss carry forwards	88,481	53,115
Advertisement expenses	4,933	1,362
Deferred revenue	4,126	—
Allowance for doubtful accounts	2,183	14,983
Lease liability	39,431	26,226
Valuation allowance	—	(9,604)
Total deferred tax assets, net	146,068	109,122

Deferred tax liabilities
Intangible assets	1,715	—
Right of use assets	39,431	26,226
Total deferred tax liabilities	41,146	26,226
Net deferred tax assets	106,637	82,896
Net deferred tax liabilities	1,715	—

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Income Tax (Continued)

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

As of December 31, 2018, the valuation allowance of RMB19,851 was provided for the Company and some subsidiaries. For those entities, management believes that it is more likely than not that the accumulated net operating losses of those entities will not be utilized in the foreseeable future. As of December 31, 2019, nil valuation allowance was provided for the Group and some subsidiaries. As of December 31, 2020, the valuation allowance of RMB9,604 (US$1,472) was primarily provided for the deferred income tax assets of a certain subsidiary, which was not estimated to generate enough future taxable income to utilize its some portion or all of the benefits of the deferred tax assets.

As of December 31, 2020, the Group had net operating loss carry forwards of approximately RMB4,605 attributable to the Hong Kong subsidiary, RMB216,745 attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries and RMB8,730 attributable to other subsidiaries. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2020 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

The changes in valuation allowance for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year	14,999	19,851	—
Additions	10,875	—	9,604
Reversals	(6,023)	(19,851)	—
Balance at the end of the year	19,851	—	9,604

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs for the years from 2015 to 2020 are open to examination by the PRC tax authorities.

17. Disposal of subsidiary

On July 1, 2020 the Group sold its 51% share in its subsidiary E-GO to the minority shareholders for a consideration (to be received) of HKD2,346 (equivalent to RMB2,143). Concurrently, the contingent consideration from E-GO business acquisition has been waived. As the disposal date, the fair value of the contingent consideration was HKD366 (equivalent to RMB334). The Group derecognized the assets and liabilities and recorded a loss of RMB999 in “Others” in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2020.

On October 1, 2020 the Group sold its 51% share in its subsidiary Wang Pok to the minority shareholders with no consideration. Concurrently, the contingent consideration from Wang Pok business acquisition has been waived. As the disposal date, the fair value of the contingent consideration was HKD16,283 (equivalent to RMB14,308). The Group derecognized the assets and liabilities and recorded a loss of RMB11,576 in “Others” in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2020.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18. Redeemable Non-controlling Interest

The movement in the carrying value of the redeemable non-controlling interests is as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance as of January 1	5,582	7,587	9,337
Cumulative effect of adopting ASU 2016-13	—	—	(14)
Gain	2,001	1,120	1,165
Accretion of redeemable non-controlling interest	—	629	500
Foreign currency translation adjustment, net of nil income taxes	4	1	(978)
Balance as of December 31	7,587	9,337	10,010

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

The redeemable non-controlling interest was recorded outside of permanent equity on the consolidated balance sheets and initially recorded at the carrying value of RMB5,000. The redeemable non-controlling interest is carried at the expected redemption value. As of December 31, 2020, the redeemable non-controlling interest was currently redeemable at the option of the non-controlling shareholder.

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

Following the completion of the Group’s IPO, the Company’s authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the Board subject to the Companies Law.

In June 2020, the Company issued 10,204,082 Class A ordinary shares pursuant to a share purchase agreement with Qudian Inc.(“Qudian”), a US listing company and a leading technology platform empowering the enhancement of online consumer credit experience in China. The net proceeds received were US$99,203(or RMB703,774).

As of December 31, 2020, there were 28,754,852 and 6,571,429 Class A and Class B ordinary shares outstanding.

As of December 31, 2019 and 2020, all Class B ordinary shares were held by the Chairman and CEO of the Group.

20. Share Repurchase Program

In November 2017, the Board of the Company approved a share repurchase program whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of American Depositary Shares with an aggregate value of up to US$20,000 over the following 12 months. The share repurchases may be made on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable laws and regulation.

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

On April 30, 2020, the Board of the Company approved a share repurchase program that the Company is authorized to repurchase its own Class A ordinary shares in the form of American Depositary Shares with an aggregate value of up to US$20,000 over the following 12 months. The share repurchases may be made on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable laws and regulation. During the year ended December 31, 2020, nil shares were repurchased by the Company.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation

Stock Option Plan

In 2017, the Company adopted a 2017 Employee Stock Incentive Plan (“2017 Plan”), which has replaced all of the 2014 Employee Stock Incentive Plan (“2014 Plan”) in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares. The 2017 Plan is valid and effective for a term of ten years commencing from its adoption. Stock options granted to an employee under the 2017 Plan will vest upon the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee’s date of employment. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service. The following table sets forth the stock options activity for the year ended December 31, 2020:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of January 1, 2020	1,176,888	0.001
Granted	10,935	0.001
Forfeited	(52,506)	0.001
Outstanding as of December 31, 2020	1,135,317	0.001	5.77	5,221
Vested and expected to vest as of December 31, 2020	1,113,038	0.001	5.73	5,119
Exercisable as of December 31, 2020	1,053,407	0.001	5.63	4,845

Options granted to employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2018	2019	2020

Expected volatility	46.80%~49.60%	48.70%~52.67%	52.70%~68.78%
Risk-free interest rate (per annum)	2.69%~2.87%	1.58%~2.41%	0.16%~0.23%
Exercise multiple	2.2~2.8	2.2	2.2
Expected dividend yield	0%	0%	0%
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of option grants (per share)	US$16.919~20.979	US$11.779~17.519	US$6.459~7.519

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation (Continued)

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

The fair value of options granted to employees for the years ended December 31, 2018, 2019 and 2020 amounted to RMB29,974, RMB14,734 and RMB74, respectively. For the options granted to the employees before the Group’s IPO, the exercisability was dependent upon the Company’s IPO, and it was not probable that this performance condition could be achieved until the IPO was effective. Compensation expense of RMB31,200 relating to those options was recorded immediately on September 21, 2017. The options granted to the employees after the Group’s IPO are subject to service conditions, for the years ended December 31, 2018, 2019 and 2020. The Company recognized RMB23,675, RMB8,803 and RMB8,161 as share based compensation expenses relating to the stock option plan.

	For the years ended December 31,
	2018	2019	2020

Fulfillment expenses	1,059	283	429
Marketing expenses	11,729	4,627	4,859
Technology and content development expenses	2,984	424	364
General and administrative expenses	7,903	3,469	2,509
Total share-based compensation expense	23,675	8,803	8,161

As of December 31, 2020, RMB4,437 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 1.23 years.

22. Revenue

The following table presents revenue disaggregation by types of products:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Merchandise sales
Watches	1,772,466	1,218,573	1,034,461
Bags	797,700	1,518,841	1,119,800
Clothing, Footwear and Accessories	1,412,024	2,444,133	2,044,598
Jewelleries	856,110	1,043,535	764,321
Other products	406,146	384,792	827,068
Total merchandise sales	5,244,446	6,609,874	5,790,248
Marketplace and other services:
Marketplace services	86,720	182,895	200,051
Other services	56,411	52,811	29,382
Total marketplace and other services:	143,131	235,706	229,433
Total revenues	5,387,577	6,845,580	6,019,681

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. Revenue (Continued)

The following table summarizes the Group’s revenues from the following geographic areas:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
PRC, excluding Hong Kong	4,816,463	5,880,969	5,220,524
Hong Kong	554,376	952,508	789,667
Others	16,738	12,103	9,490
Total revenues	5,387,577	6,845,580	6,019,681

23. Segment information

The following table summarizes the Group’s long-lived assets (including property and equipment, net, intangible assets, net, goodwill, operating lease right-of-use assets and other non-current assets) from the following geographic areas:

	As of December 31,
	2019	2020
	RMB	RMB
PRC, excluding Hong Kong	245,874	181,075
Hong Kong	41,233	5,526
Others	6,786	3,988
Total long-lived assets	293,893	190,589

24. Net income/(loss) per Share

The following table sets forth the basic and diluted net income/(loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income/(loss) attributable to Secoo Holding Limited	151,833	155,052	(71,864)
Accretion to redeemable non-controlling interest redemption value	—	(629)	(500)
Numerator for basic and diluted net income/(loss) per share calculation	151,833	154,423	(72,364)
Denominator:
Weighted average number of ordinary shares	25,235,404	25,122,199	30,629,608
Denominator for basic net income/(loss) per share calculation	25,235,404	25,122,199	30,629,608
Adjustment for diluted stock options	947,518	1,098,905	—
Denominator for diluted net income/(loss) per share calculation	26,182,922	26,221,104	30,629,608
Net income/(loss) per ordinary share
— Basic	6.02	6.15	(2.36)
— Diluted	5.80	5.89	(2.36)

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. Net income/(loss) per Share (Continued)

The potentially dilutive securities that have not been included in the calculation of diluted net income/(loss) per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended
	December 31,
	2018	2019	2020
Convertible note and warrant	6,980,769	6,980,769	6,980,769

The potentially adjustment for diluted stock options was not included in the calculation of diluted net income/(loss) per share in the periods presented where their inclusion would be anti-dilutive. For the year ended December 31, 2020, as the Company was in a loss position, the effect of redemption stock option was anti-dilutive and excluded from the calculation of diluted net income/(loss) per share.

25. Lease

The Group has operating leases mainly for offices, offline experience centers, customer service centers and logistics centers. Rent expense under operating leases was RMB39,581 for the year ended December 31, 2018. Operating lease cost for the years ended December 31, 2019 and 2020 was RMB42,315 and RMB56,841, respectively, which excluded cost of short-term contracts. Short-term lease costs for the years ended December 31, 2019 and 2020 were RMB17,629 and RMB6,916, respectively. Rental expenses based on ASC 840 were RMB39,581 for the year ended December 31, 2018.

A summary of supplemental information related to operating leases as of December 31, 2019 and 2020 is as follows:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Operating lease ROU assets	159,321	105,938
Operating lease liabilities-current	38,608	40,204
Operating lease liabilities-non-current	113,782	70,427
Total operating lease liabilities	152,390	110,631
Weighted average remaining lease term	3.81	2.91
Weighted average discount rate	11.6%	11.5%

	For the year ended	For the year ended
	December 31, 2019	December 31, 2020
	RMB	RMB
Operating cash flows for operating leases	64,739	56,841
ROU assets obtained in exchange for new operating lease liabilities	138,049	6,916

As of December 31, 2020, the Company had RMB767 of short term lease commitments under non-cancellable operating leases.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25. Lease (Continued)

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2020 is as follows:

As of December 31, 2020
RMB
2021	50,087
2022	37,237
2023	34,822
2024	6,946
Total lease payments	129,092
Less: interest	(18,461)
Present value of operating lease liabilities	110,631

As of December 31, 2020, the Group has no significant lease contract that has been entered into but not yet commenced.

26. Related Party Transactions

(a)	Amount due from related parties

During the year ended December 31, 2017, the Group paid RMB287 on behalf of Jiangxi Tiangong Hi Tech Co., Ltd. (“Jiangxi Tiangong”), a related party that is under the control of Mr. Richard Rixue Li, the Group’s chairman and chief executive officer of the Company. The Group has amount due from Jiangxi Tiangong of RMB30 and nil as of December 31, 2019 and 2020, respectively.

During the year ended December 31, 2018, the Group paid RMB2,100 on behalf of Guangyao, a related party that is under the control Mr.Richard Rixue Li,the Group’s chairman and chief executive officer, which was repaid during the year ended December 31, 2019.

(b)	Amount due to related parties

During the year ended December 31, 2015, the Group borrowed RMB18,000 from Mr. Richard Rixue Li, the Group’s chairman and the chief executive officer to fund working capital, among which RMB493, RMB313 and RMB426, were repaid during the years ended December 31, 2018, 2019 and 2020, respectively. The Group has an amount due to Mr. Richard Rixue Li for RMB488 and RMB62 as of December 31, 2019 and 2020, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

During the year ended December 31, 2018, the Group borrowed RMB4,480 from Mr. Rimei Li, CEO of the Group’s subsidiary, to fund working capital. RMB4,069 and RMB411 were repaid during the years ended December 31, 2018 and 2019, respectively.

27. Commitments and Contingencies

The Company leases offices, offline experience centers, customer service centers and logistics centers for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year are included in Note 25.

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters that already exited at the date of the balance sheet, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. Subsequent Events

On January 11, 2021, the Group announced that its Board of Directors (the “Board”) received a preliminary non-binding proposal letter, dated January 11, 2021, from Mr. Richard Rixue Li, proposing a going-private transaction in which he would acquire all of the outstanding class A ordinary shares of the Company, par value US$0.001 per share (the “Class A Shares”), not owned by him or his affiliates for US$3.27 per American depositary share or US$6.54 per Class A Share in cash.

As disclosed in Note 14, the Company’s US$175,000 convertible note matured on August 8, 2021 without any redemption, repurchase or conversion. On September 29, 2021, the Company and Great World Lux Pte. Ltd, the holder of the Original Note, entered into a Term Sheet. Pursuant to the Term Sheet, the Company will cancel the Original Note and issue approximately US$203,257 (the sum of the principal amount and accrued interest outstanding of the Original Note) New Note to the Holder.

As of the date of this report, the refinancing agreement between the Company and the Holder is still under negotiation.

29. Parent Company Only Condensed Financial Information

The following condensed parent company financial information of Secoo Holding Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

The parent company records its investment in its subsidiaries, the VIEs and their subsidiaries under the equity method of accounting as prescribed in ASC323, Investments - Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries”, and their respective income as “Share of income from subsidiaries” on the condensed statements of comprehensive income/(loss).

As of December 31, 2020, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Secoo Holding Limited, except for those which have been separately disclosed in the consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

29. Parent Company Only Condensed Financial Information (Continued)

(a)	Condensed Balance Sheets

	As of December 31,
	2019	2020
	RMB	RMB	US$
Assets
Current assets
Cash	92	759	116
Prepayments and other current assets	2,998	3,524	540
Total current assets	3,090	4,283	656

Non-current assets
Investments in subsidiaries	2,896,655	3,572,772	547,551
Other non-current assets	2,383	1,373	210
Total non-current assets	2,899,038	3,574,145	547,761

Total assets	2,902,128	3,578,428	548,417

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	24,235	21,472	3,288
Income tax payable	—	743	114
Total current liabilities	24,235	22,215	3,402

Non-current liabilities
Long-term borrowings	1,185,249	1,128,004	172,874
Long-term liabilities	68,180	109,493	16,781
Total non-current liabilities	1,253,429	1,237,497	189,655

Total liabilities	1,277,664	1,259,712	193,057

Shareholders’ Equity

Class A ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 19,068,224 shares issued, 18,550,770 shares outstanding as of December 31, 2019 and 29,272,306 shares issued and 28,754,852 shares outstanding as of December 31, 2020)	126	198	31
Class B ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 6,571,429 shares issued and outstanding as of December 31, 2019 and 2020; each Class B ordinary shares is convertible into one Class A ordinary share)	41	41	6
Treasury shares (517,454 Class A ordinary shares as of December 31, 2019 and 2020, at cost)	(71,018)	(71,018)	(10,884)
Additional paid-in capital	2,848,145	3,560,008	545,595
Accumulated losses	(1,126,330)	(1,206,436)	(184,893)
Other comprehensive income/ (loss)	(26,500)	35,923	5,505
Total shareholders’ equity	1,624,464	2,318,716	355,360

Total liabilities and shareholders’ equity	2,902,128	3,578,428	548,417

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

29. Parent Company Only Condensed Financial Information (Continued)

(b)	Condensed Statements of comprehensive income/(loss)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Operating expenses	(6,566)	(8,010)	(10,140)	(1,554)

Loss from operations	(6,566)	(8,010)	(10,140)	(1,554)

Other income (expenses):
Interest income	—	18,154	90,197	13,823
Interest expenses	(38,737)	(111,033)	(117,149)	(17,954)
Change in fair value of financial instruments	1,891	23,226	—	—
Others	1,125	1,737	1,314	201
Share of income/ (loss) from subsidiaries	194,120	230,349	(34,064)	(5,221)
Income/(loss) before income tax	151,833	154,423	(69,842)	(10,705)
Income tax expenses	—	—	(2,522)	(387)
Net income/(loss)	151,833	154,423	(72,364)	(11,092)
Net income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	151,833	154,423	(72,364)	(11,092)

Other comprehensive income/(loss)
Foreign currency translation adjustments	(1,069)	(20,127)	62,423	9,567

Total other comprehensive income/(loss), net of tax	(1,069)	(20,127)	62,423	9,567

Comprehensive income/(loss)	150,764	134,296	(9,941)	(1,525)

(c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	(16,081)	(44,418)	(57,727)	(8,847)
Net cash used in investing activities	(1,108,577)	(118,794)	(625,722)	(95,896)
Net cash provided by financing activities	1,163,304	—	703,774	107,858
Effect of exchange rate changes on cash	7,325	775	(19,658)	(3,013)
Net increase/(decrease) in cash	45,971	(162,437)	667	102
Cash at the beginning of the year	116,558	162,529	92	14
Cash at the end of the year	162,529	92	759	116