Form 20-F
period 2021-12-31
Secoo Holding Ltd
filed 2022-05-13
CIK 1633441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

Chaoyang District, Beijing 100027
The People’s Republic of China

(Address of principal executive offices)

Shaojun Chen, Chief Financial Officer

Telephone: +86 10 6588-0135

Email: ir@secoo.com

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

As of December 31, 2021, there were 35,326,281 shares outstanding, par value $0.001 per share, being the sum of 28,754,852 Class A ordinary shares and 6,571,429 Class B ordinary shares.

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

Large accelerated filer ◻	Accelerated filer ◻	Non-accelerated filer ⌧	Emerging growth company ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards₹ provided pursuant to Section 13(a) of the Exchange Act. ☒

₹The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect on December 30, 2021 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the online and offline retail markets of upscale products and services market in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with customers, suppliers and third-party sellers;
●	our plans to invest in our fulfillment infrastructure and technology platform;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry and us, and their future developments.

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

ITEM 3.      KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our VIEs

Secoo Holding Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted through (i) our subsidiaries, (ii) our VIEs with which we have maintained contractual arrangements, and (iii) the subsidiaries of our VIEs. Due to the restrictions on foreign ownership of internet-based business and auction sales business in China, we depend on contractual arrangements with our consolidated VIEs, Beijing Auction and Beijing Secoo, in which we have no ownership interest, to conduct certain aspects of our operation. We have relied and expect to continue to rely on contractual arrangements with Beijing Auction and Beijing Secoo and their shareholders to hold our value-added telecommunications services license for internet information services, or the ICP license, as an internet information provider, our license for online data processing and transaction processing services, or the EDI license, as an e-commerce transaction platform, and our auction business permit, respectively. Revenues contributed by our VIEs and their subsidiaries accounted for 91.7%, 86.3% and 85.0% of our total revenues for 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to Secoo Holding Limited, a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include our VIEs and their subsidiaries in China. In this annual report, we refer to Beijing Auction and Beijing Secoo collectively as “our VIEs” or “the VIEs”, and rely on contractual arrangements among a wholly owned PRC subsidiary, Kutianxia (Beijing) Information Technology Limited, or Kutianxia, our VIEs and their respective shareholders to control the business operations of our VIEs. Investors in our ADSs thus do not directly hold equity interests in our operating entities in China but instead are holding equity interests in a Cayman Islands holding company.

A series of contractual arrangements, which include powers of attorney, an exclusive business cooperation agreement, an equity pledge agreement, exclusive option agreements and an exclusive option agreement to purchase intellectual properties, have been entered into by and among Kutianxia, which is a PRC subsidiary, our VIEs, and their respective shareholders, as applicable.  There is no material difference between the effect of each set of contractual arrangements. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of our VIEs, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure — The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” and “Item 4 Information on the Company—C. Organizational Structure—Contractual Arrangements with our VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman holding company, to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure —We rely on contractual arrangements with our VIEs and their shareholders for substantially all of our business operations, which may not be as effective as direct ownership in providing operational control.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.  If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, registrations, or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties, forced to relinquish our interests in those operations or required to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs or deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs and thus have a material effect on our operations and result in the value of the securities diminishing substantially. Our holding company, VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.”

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC should prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions for Our Operations and the Operations of Our VIEs and Securities Issuances to Foreign Investors

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our VIEs in China, including, among others, the ICP license, the EDI license and the auction business permit for online auction business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 4.B. Business Overview—Regulation—Licenses and Permits.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.”

Cash Flows through Our Organization

Secoo Holding Limited is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, our VIEs and their subsidiaries. As a result, Secoo Holding Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations Further, our PRC subsidiaries and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated variable interest entities in which we have no legal ownership, totaling RMB355.5 million, RMB284.1 million and RMB103.8 million (US$16.3 million) as of December 31, 2019, 2020 and 2021, respectively. For details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated VIEs or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under PRC laws, Secoo Holding Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2019, 2020 and 2021, Secoo Holding Limited extended loans with outstanding principal amount of RMB135.5 million, RMB625.7 million and nil, respectively, to our intermediate holding companies and subsidiaries, and our consolidated variable interest entities received nil, RMB668.9 million and RMB248.1 million (US$38.9 million) as extended loans, respectively.

Secoo Holding Limited has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Selected Financial Information Related to Our VIEs

The following table presents the consolidating schedule of operations and the financial position for our VIEs and other entities for the periods or as of the dates presented.

Selected Consolidated Statements of Comprehensive (loss) Income Information

	For the Year Ended December 31, 2021
	Parent		Subsidiaries		VIEs		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Revenue	—	—	638,397	100,179	2,662,614	417,822	(169,387)	(26,581)	3,131,624	491,420
Cost of revenue	—	—	(412,592)	(64,745)	(2,637,898)	(413,943)	37,023	5,810	(3,013,467)	(472,878)
Gross profit	—	—	225,805	35,434	24,716	3,879	(132,364)	(20,771)	118,157	18,542
Operating Expenses	(35,522)	(5,574)	(103,957)	(16,313)	(731,423)	(114,776)	132,196	20,744	(738,706)	(115,919)
Income (loss) from operations	(35,522)	(5,574)	121,848	19,121	(706,707)	(110,897)	(168)	(27)	(620,549)	(97,377)
Income (loss) before income tax expenses	(565,009)	(88,662)	84,307	13,230	(699,985)	(109,844)	445,872	69,967	(734,815)	(115,309)
Net income (loss)	(565,753)	(88,780)	79,323	12,448	(525,174)	(82,411)	445,872	69,967	(565,732)	(88,776)

	For the Year Ended December 31, 2020
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Revenue	—	999,539	5,195,430	(175,288)	6,019,681
Cost of revenue	—	(718,584)	(4,486,627)	66,926	(5,138,285)
Gross profit	—	280,955	708,803	(108,362)	881,396
Operating Expenses	(10,140)	(184,897)	(758,916)	107,890	(846,063)
Income (loss) from operations	(10,140)	96,058	(50,113)	(472)	35,333
Income (loss) before income tax expenses	(69,842)	2,667	(53,645)	40,006	(80,814)
Net income (loss)	(72,364)	(4,732)	(50,327)	40,006	(87,417)

	For the Year Ended December 31, 2019
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Revenue	—	1,150,910	6,277,535	(582,865)	6,845,580
Cost of revenue	—	(898,980)	(5,169,213)	419,560	(5,648,633)
Gross profit	—	251,930	1,108,322	(163,305)	1,196,947
Operating Expenses	(8,010)	(219,389)	(916,021)	162,946	(980,474)
Income (loss) from operations	(8,010)	32,541	192,301	(359)	216,473
Income (loss) before income tax expenses	154,423	45,337	224,045	(230,708)	193,097
Net income (loss)	154,423	55,513	182,443	(230,708)	161,671

Selected Consolidated Balance Sheets Information

	As of December 31, 2021
	Parent		Subsidiaries		VIEs		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Cash and cash equivalents	22	3	3,215	505	152,871	23,989	—	—	156,108	24,497
Restricted cash	—	—	—	—	14,808	2,324	—	—	14,808	2,324
Accounts receivable, net	—	—	4,015	630	6,467	1,015	—	—	10,482	1,645
Inventories	—	—	56,507	8,867	2,938,953	461,185	—	—	2,995,460	470,052
Total assets	3,133,843	491,768	623,689	97,870	4,255,315	667,751	(3,541,969)	(555,812)	4,470,878	701,577
Accounts payable	—	—	170,115	26,695	239,404	37,567	—	—	409,519	64,262
Total liabilities	1,353,251	212,354	285,223	44,758	4,608,320	723,145	(3,555,547)	(557,942)	2,691,247	422,315
Total mezzanine equity	—	—	—	—	10,300	1,616	—	—	10,300	1,616
Total liabilities, mezzanine equity and shareholders’ equity	3,133,843	491,768	623,689	97,870	4,255,315	667,751	(3,541,969)	(555,812)	4,470,878	701,577

	As of December 31, 2020
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	759	35,019	604,154	—	639,932
Restricted cash	—	84,824	4,848	—	89,672
Accounts receivable, net	—	2,019	97,209	—	99,228
Inventories	—	81,968	3,207,836	—	3,289,804
Total assets	3,578,428	3,410,376	4,895,827	(6,542,208)	5,342,423
Accounts payable	—	173,571	174,583	—	348,154
Total liabilities	1,259,712	3,175,262	4,711,387	(6,121,164)	3,025,197
Total mezzanine equity	—	—	10,010	—	10,010
Total liabilities, mezzanine equity and shareholders’ equity	3,578,428	3,410,376	4,895,827	(6,542,208)	5,342,423

Selected Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Parent		Subsidiaries		VIEs		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Net cash used in operating activities	(728)	(115)	(351,500)	(55,158)	(29,233)	(4,587)	—	—	(381,461)	(59,860)
Net cash (used in) provided by investing activities	—	—	239,534	37,589	(5,582)	(876)	(248,108)	(38,934)	(14,156)	(2,221)
Net cash (used in) provided by financing activities	—	—	—	—	(406,518)	(63,792)	248,108	38,934	(158,410)	(24,858)

	For the Year Ended December 31, 2020
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(57,727)	56,767	(900,928)	—	(901,888)
Net cash (used in) provided by investing activities	(625,722)	(43,469)	(39)	668,893	(337)
Net cash (used in) provided by financing activities	703,774	346	670,256	(668,893)	705,483

	For the Year Ended December 31, 2019
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(44,418)	(490,519)	290,615	—	(244,322)
Net cash (used in) provided by investing activities	(118,794)	51,582	(51,679)	135,456	16,565
Net cash (used in) provided by financing activities	—	135,358	54,452	(135,456)	54,354

A.Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income (loss) data (other than US$ and ADS data) for the years ended December 31, 2019, 2020 and 2021, and selected consolidated balance sheets data (other than US$) as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statement included elsewhere in this annual report. The selected consolidated statements of comprehensive income (loss) data (other than ADS data) for the years ended December 31, 2017 and 2018 and the selected consolidated balance sheets as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

You should read the selected consolidated financial data together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (loss) Data
Total revenues	3,740,455	5,387,577	6,845,580	6,019,681	3,131,624	491,420
Cost of revenues	(3,128,441)	(4,427,844)	(5,648,633)	(5,138,285)	(3,013,467)	(472,878)
Gross profit	612,014	959,733	1,196,947	881,396	118,157	18,542
Total operating expenses	(517,193)	(740,458)	(980,474)	(846,063)	(738,706)	(115,919)
Income (loss) from operations	94,821	219,275	216,473	35,333	(620,549)	(97,377)
Net income (loss)	133,409	155,546	161,671	(87,417)	(565,732)	(88,776)
Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	(69,421)	151,833	154,423	(72,364)	(565,753)	(88,779)
Net income (loss) per Class A and Class B Ordinary share
— Basic	(5.55)	6.02	6.15	(2.36)	(16.02)	(2.51)
— Diluted	(5.55)	5.80	5.89	(2.36)	(16.02)	(2.51)
Net income (loss) per ADS(1)
— Basic	(2.78)	3.01	3.08	(1.18)	(8.01)	(1.26)
— Diluted	(2.78)	2.90	2.95	(1.18)	(8.01)	(1.26)
Weighted average number of Class A and Class B Ordinary shares outstanding used in computing net income (loss) per share
— Basic	12,500,821	25,235,404	25,122,199	30,629,608	35,326,281	35,326,281
— Diluted	12,500,821	26,182,922	26,221,104	30,629,608	35,326,281	35,326,281

Note:

(1)         Two ADSs represent one Class A ordinary share.

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data
Cash and cash equivalents	453,425	1,034,385	709,823	639,932	156,108	24,497
Time deposits	292,318	68,632	—	—	—	—
Restricted cash	179,014	92,022	244,313	89,672	14,808	2,324
Investment securities	—	26,032	2,318	—	—	—
Accounts receivable, net	54,210	119,580	123,226	99,228	10,482	1,645
Inventories	1,189,885	1,712,740	2,680,428	3,289,804	2,995,460	470,052
Total assets	2,337,708	3,791,926	4,997,196	5,342,423	4,470,878	701,577
Accounts payable	318,414	498,579	569,045	348,154	409,519	64,262
Total liabilities	1,047,314	2,282,413	3,335,412	3,025,197	2,691,247	422,315
Total mezzanine equity	5,582	7,587	9,337	10,010	10,300	1,616
Total liabilities, mezzanine equity and shareholders’ equity	2,337,708	3,791,926	4,997,196	5,342,423	4,470,878	701,577

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

Risk Related to Our Business

●	Any harm to our Secoo brand or reputation may materially and adversely affect our business and growth prospects;
●	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected;
●	We incurred and in the future may incur net losses and negative cash flow from operating activities;
●	If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer; and
●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China primarily through our PRC subsidiaries, our VIEs and their subsidiaries. We have maintained contractual arrangements with our VIEs. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value;
●	We rely on contractual arrangements with our VIEs and their shareholders for substantially all of our business operations, which may not be as effective as direct ownership in providing operational control; and
●	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations;
●	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs;
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing; and
●	Uncertainties with respect to the PRC legal system could adversely affect us.

Risks Related to our American Depositary Shares

●	The trading prices of our ADSs and common shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our common shares and/or ADSs; and
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

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

We have accumulated net losses since we commenced our current business operations in 2011. We recorded a net income of RMB161.7 million in 2019, and a net loss of RMB87.4 million and RMB565.7 million (US$88.8 million) in 2020 and 2021, respectively, we cannot assure you that we will be able to continue to generate net income or positive cash flow from operating activities in the future. We anticipate that our profitability will depend in large part on our ability to increase our gross margin by obtaining more favorable terms from our suppliers as our business further grows in scale, managing our product mix, expanding our online platform and our offline experience centers and services and offering value-added services with higher margins. Accordingly, we intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure, website, mobile applications, offline experience centers and new technology to support an even larger selection of products and to offer additional value-added services. As a result of the foregoing, our net income margin may decline or we may incur net losses or negative cash flow in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

We believe our fulfillment network, currently consisting of strategically located logistics centers in Beijing, Yichun, Hainan, Hong Kong and Milan and supported by our offline experience centers in Shanghai, Xiamen and Malaysia, which perform certain warehousing functions, is essential to our success. If any of the landlords terminates existing lease agreements with us, or materially alters any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investment, or at all. We plan to establish more logistics centers to increase our warehouse capacity, accommodate more customer orders and provide better coverage of our target markets. As we continue to add logistics centers, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to lease new facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

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

We have a limited operating history with our current business model. We commenced our current merchandising sales business model in 2011. We opened our first offline experience center in Beijing and launched our website in April in the same year. We launched our mobile application and began to significantly expand our marketplace services business in 2013 and 2014, respectively. We expanded direct cooperation with top-tier global brands and offered omni-channel commerce solutions to physical boutiques and department stores in 2016. Under our current business model, we have generated limited revenues, and may not produce significant revenues in the near term which may harm our ability to obtain additional financing and may require us to reduce or discontinue our operations The upscale product market in China is still in its early stage. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage operating company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results and financial condition.

We face intense competition. We may lose market share and customers if we fail to compete effectively.

The retail market of upscale products in China is fragmented and highly competitive. We face competition from traditional offline upscale product retailers and their online platforms, domestic and global brand online platforms, major domestic e-commerce platforms and global online upscale product retailers. See “Item 4.B. Business Overview—Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and expanding of their product and service offerings through acquisition. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites and system development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our revenues, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our platform, or for products sold on our platform that infringe on third party intellectual property rights, or for other misconduct

We source our products from third-party suppliers. Although we have adopted measures to verify the authenticity and authorization of products sold on our platform and avoid potential infringement on third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful in these efforts.

In the event that counterfeit, unauthorized or infringing products are sold on our platform, we could face claims for which we may be held liable. We may from time to time receive claims alleging our infringement on third parties’ rights, and we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. If we negligently participate or assist in infringement activities associated with counterfeit goods, we may be subject to potential liability under PRC law including injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the Ministry of Commerce, the Ministry of Industry and Information Technology, or the MIIT, and CAC. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of upscale products, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our online platform operation, including the ICP license and the license for online data processing and transaction processing services, or the EDI license for Secoo.com and the ICP license and auction business permit for online auction business. See “Item 4.B. Regulation—Regulations Relating to Foreign Investment.” and “Item 4.B. Business Overview—Regulation—Licenses and Permits.”

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

If we are unable to conduct marketing and sales activities cost-effectively, or Y. our customer acquisition costs or costs associated with serving our customers increase, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of advertising and brand promotion initiatives designed to enhance our brand recognition, acquire new customers and increase sales of our products. We incurred RMB480.4 million, RMB279.2 million and RMB214.3 million (US$33.6 million) of marketing expenses in 2019, 2020 and 2021, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing customers, primarily through advertising and brand promotion initiatives. Our decisions regarding investments in customer acquisition are based upon our analysis of the revenue we have historically generated per customer over the expected lifetime value of the customer. Our analysis of the revenue that we expect a customer to generate over his or her lifetime depends upon several estimates and assumptions, including the demographic groups of the customers, whether a customer will make a second order, whether a customer will make multiple orders in a month, average sales per order and the predictability of a customer’s purchase pattern. Our experience in markets or customer demographic groups in which we presently have low penetration rates may differ from our more established markets.

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

We use third-party delivery companies to deliver our products to customers. If these couriers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected

We engage a number of third-party delivery companies to deliver our products to our customers. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of our products to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party couriers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find replacement delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

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

In connection with the audits of our consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021, we and our independent registered public accounting firms identified a “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Our failure to correct the material weakness and control deficiencies or to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Furthermore, it is possible that, had our independent accountant conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent accountant must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, after we cease to be an emerging growth company our independent accountant, after conducting its own independent testing, may issue a report that is unqualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

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

If our senior management is unable to work together effectively or efficiently or if we lose their services, our business may be severely disrupted

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

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly experienced engineers and technicians with expertise in upscale product authentication. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our logistics centers. Rising inflation in China, which has had a disproportionate impact on everyday essentials such as food, is also putting pressure on wages. In addition, as we are still a company at an early stage of development, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

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

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the MIIT, the CAC, the Ministry of Public Security and State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Internet Privacy.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, as well as other key network facilities or information systems which, in case of the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

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

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control

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

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. As of the date of this annual report, there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations, or investigation or other legal proceeding, pending or threatened against us initiated by relevant government authorities or third parties, that will materially and adversely affect our business and operations. However, any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

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

As of the date of this annual report, we leased 17 properties for our offices, offline experience centers, logistics centers, and customer service center. The lessors of some leased properties have not been able to provide proper ownership certificates for the properties that we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

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

We adopted a share incentive plan in December 2014, or the 2014 Plan. Under the 2014 Plan, we are authorized to grant options or share purchase rights to purchase up to 1,307,672 ordinary shares as of the date of this annual report. In 2017, we, adopted a 2017 Employee Stock Incentive Plan, or the 2017 Plan, which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. As of December 31, 2021, options to purchase 1,126,390 ordinary shares are issued and outstanding under the 2014 and 2017 Plan. We have recognized share-based compensation expense in the amount of RMB2.3 million (US$0.4 million) for the year ended December 31, 2021. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

The U.S. government made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 pandemic, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

In the beginning of 2020, there was an outbreak of COVID-19 which has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, the temporary closure of stores and facilities, and reducing budgets for advertising and marketing globally for the past two years.

Our business and results of operations have been and are likely to continue to be materially adversely affected the COVID-19 pandemic. Our total revenues decreased by 12.1% from RMB6,845.6 million in 2019 to RMB6,019.7 million in 2020, and further to RMB3,131.6 million (US$491.4 million) by 48.0% in 2021.The decrease in revenues was primarily attributable to a slowdown in demand in discretionary spending and delayed logistics services due to the impact of the COVID-19 pandemic. Also, our offline GMV decreased by 73.1% from RMB706.6 million in 2019 to RMB190.1 million in 2020, and further to RMB52.5 million (US$8.2 million) by 72.4%% in 2021, primarily due to the impact of the COVID-19 pandemic. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

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

We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future or a similar outbreak will not occur again. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, including in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed. Due to the restrictive measures implemented to curb COVID-19 cases, precautionary measures, including varying levels of travel restrictions, quarantine and testing requirements, and encouragement of reduced travel, were reinstated in China in 2021 and early 2022 in response to emerged cases in various regions of China. These measures resulted in a slowdown in demand in discretionary spending and delayed logistics services, which, in turn, materially and adversely affected our results of operations in 2021 and potentially beyond. We cannot assure you when these precautionary measures will be lifted. If the COVID-19 pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

The extent to which the outbreak of COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others. In addition, our results of operations could be adversely affected to the extent that any epidemics or other catastrophic events, such as COVID-19, harm the Chinese economy in general.

A severe or prolonged downturn in the global economy could materially and adversely affect our business and financial condition.

COVID-19 has a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The recent COVID-19 pandemic has also caused significant downward pressure for the global economy. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China primarily through our PRC subsidiaries, our VIEs and their subsidiaries. We have maintained contractual arrangements with our VIEs. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value.

Foreign ownership of certain internet related businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (subject to exceptions, such as platform e-commerce) and any such major foreign investors must have experience in providing value-added telecommunication services overseas and maintain a good track record, or the Qualification Requirements, in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Edition), or the 2021 Negative List, the Regulations for Administration of Foreign-invested Telecommunications Enterprises, or the FITE Regulations, and other applicable PRC laws and regulations. On March 29, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, makes amendments to the Foreign-invested Telecommunications Enterprises, or the FITE Regulations. The amendments include, among others, removing the Qualification Requirements for foreign investors that hold equity interest in PRC companies conducting value-added telecommunication service business as set out in the FITE Regulations. The amended FITE Regulations became effect on May 1, 2022. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain business operating licenses for internet content provision to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license or EDI license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China.

As a result, we conduct such business activities through our VIEs, Beijing Secoo and Beijing Auction, each of which holds an ICP license and an EDI license. Beijing Auction and Beijing Secoo are 90% owned by Mr. Richard Rixue Li, our founder, director and chief executive officer, and 10% owned by Ms. Zhaohui Huang, our founder. Mr. Li and Ms. Huang are both PRC citizens. We have entered into a series of contractual arrangements with Beijing Auction and Beijing Secoo and their respective shareholders, which enable us to:

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

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of Kutianxia, our PRC subsidiary, and Beijing Auction and Beijing Secoo, our VIEs in China, as of the date of this annual report, are not in violation of existing PRC laws and regulations; and (ii) the contractual arrangements between our PRC subsidiary, our VIEs, and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, we are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China primarily through our PRC subsidiaries, our VIEs and their subsidiaries. We have maintained contractual arrangements with our VIEs. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our VIEs, which contribute to 91.7%, 86.3% and 85.0% of our revenues in 2019, 2020 and 2021, respectively. Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole.

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

Although we believe we, our PRC subsidiaries and our VIEs comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or our VIEs do not comply with applicable law, it could revoke our VIEs’ business and operating licenses, require our VIEs to discontinue or restrict our VIEs’ operations, restrict our VIEs’ right to collect revenues, block our VIEs’ websites, require our VIEs to restructure our operations, impose additional conditions or requirements with which our VIEs may not be able to comply, impose restrictions on our VIEs’ business operations or on their customers, or take other regulatory or enforcement actions against our VIEs that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or our VIEs’ business operations or restrict our VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect our VIEs’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their shareholders for substantially all of our business operations, which may not be as effective as direct ownership in providing operational control.

Due to the restrictions on foreign ownership of internet-based business and auction sales business in China, we depend on contractual arrangements with our consolidated VIEs, Beijing Auction and Beijing Secoo, in which we have no ownership interest, to conduct certain aspects of our operation. We have relied and expect to continue to rely on contractual arrangements with Beijing Auction and Beijing Secoo and their shareholders to hold our ICP license as an internet information provider, our EDI license as an e-commerce transaction platform and our auction business permit, respectively. For a description of these contractual arrangements, see “Item 4.C. Organizational Structure—Contractual Arrangements with our Variable Interests Entities and their Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

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

The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and Item 4.0 “—Organizational Structure.”

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

Mr. Richard Rixue Li and Ms. Zhaohui Huang are the shareholders of each of our VIEs, Beijing Auction and Beijing Secoo. Mr. Richard Rixue Li is our founder, director and chief executive officer, while Ms. Zhaohui Huang is our founder. Mr. Richard Rixue Li and Ms. Zhaohui Huang holds 82.0% and 0.2% of the total voting rights of our company as of December 31, 2021, respectively, assuming the exercise of all outstanding options held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as of such date. The equity interests of VIEs are legally held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as nominee equity holders on behalf of us. The shareholders of Beijing Auction and Beijing Secoo may have potential conflicts of interest with us. We cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the company or such conflicts will be resolved in the company’s favor. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with Beijing Auction and Beijing Secoo to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. According to two notices respectively issued by the People’s Bank of China and/or SAFE regarding foreign debt on January 11, 2017 and January 7, 2021, the maximum amount of foreign debt that each of our PRC subsidiaries or consolidated VIEs or other PRC domestic entities is allowed to borrow is 2 times of their respective net assets. Pursuant to these notices, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital of such foreign-invested company, or 2 times of its net assets. Although the one-year grace period has expired, the statutory limit is still subject to the notices in practice. With respect to our consolidated VIEs or other domestic PRC entities, the limit for the total amount of foreign debt is 2 times of their respective net assets pursuant to the notices.

We may also finance our PRC wholly foreign-owned subsidiaries by means of capital contributions, in which case such subsidiaries are required to register the details of the capital contribution with the local counterparts of the SAMR, and submit a report on the capital contribution via the online enterprise registration system to the Ministry of Commerce. Meanwhile, we are not likely to finance the activities of our consolidated VIEs by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs.

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

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Kutianxia, our wholly owned subsidiary in China, Beijing Auction and Beijing Secoo, our VIEs in China, and their respective shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Beijing Auction and Beijing Secoo’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Auction and Beijing Secoo for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Beijing Auction and Beijing Secoo for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay punitive interest.

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

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Pursuant to Cybersecurity Review Measures, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public listing at a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled or maliciously used by foreign governments and the cyber information security risk in connection with the listing. Although our securities have been listed on NASDAQ, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments), the Draft Regulations, which reiterates the circumstances under which data processors shall apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for foreign listing; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. There is no timetable as to when such draft measures will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADS are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our future offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4.B. Business Overview—Regulations—Regulations Relating to Overseas Listing and M&A.”
As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.
Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and/or filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Draft Regulations on the Network Data Security, are required for our future offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business in China primarily through our PRC subsidiaries, our VIEs and their subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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

Under PRC law, a company setting up premises for business operations outside its registered address must register them as branch offices with the relevant local market regulation bureau at the place where the premises are located and obtain business licenses for them as branch offices. We currently have six branch offices across China.We may expand our business in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

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

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, customers, suppliers or third-party sellers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other online retail or e-commerce companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online and offline upscale retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the RI B and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You are only able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary will try, as far as it is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. You will not be able to exercise directly any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our current memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten calendar days. When a general meeting is convened, you may not receive sufficient notice of the meeting to enable you to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting or to cast your vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our current memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, we will make all reasonable efforts to cause the depositary to notify you of the upcoming vote and to deliver our voting materials to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A ordinary shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted, and you may lack recourse if the underlying Class A ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

As a Cayman Islands company listed on the NASDAQ Global Market, we are subject to the NASDAQ Global Market corporate governance listing standards. However, the Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Market corporate governance listing standards. We rely on home country practice exemption with respect to the requirement for annual shareholders meetings and did not hold an annual shareholders meeting in 2021. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the NASDAQ Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

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

Based on our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2021 and we do not expect to be classified as a PFIC or in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may become classified as a PFIC for future taxable years. In addition, if it were determined that that we are not the beneficial owner of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—U.S. Federal income Tax Considerations”) holds our ADSs or ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. If we are so classified during a U.S. Holder’s holding period, our ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See the discussion under “Item 10.E. Additional Information—Taxation U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax considerations of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making certain elections.

ITEM 4.      INFORMATION ON THE COMPANY

A.History and Development of the Company

Business Development

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

In August 2018, we issued a convertible note to Great World Lux Pte. Ltd, or Great World, in an aggregate principal amount of up to US$175.0 million, or the Original Note, together with a warrant entitling Great World to purchase certain of our ADSs. The principal amount outstanding under the Original Note bears interest at an aggregate compounded rate of 8% per annum until August 8, 2021, or such earlier time as the Original Note is repurchased or converted subject to the terms specified therein. The initial conversion price is US$13.00 per ADS. Great World is entitled to purchase 500,000 ADSs from us at an exercise price of US$18.00 per ADS.

In March 2019, Secoo formed a strategic collaboration with Italian’s well-known luxury fashion online retailer, LuisaViaRoma.com (LVR) to offer a selection of European luxury fashion brands on our platform.In June 2019, we started cooperation with the Prada Group to offer Prada and Miu Miu products following Prada’s strategy based on distribution control and brand image protection.

In June 2020, we and Qudian, Inc. (NYSE: QD) (together with its affiliates, “Qudian”), a leading technology platform empowering the enhancement of online consumer finance experience in China, entered into a share purchase agreement, pursuant to which Qudian has agreed to purchase a total of up to 10,204,082 newly issued Class A ordinary shares of Secoo for an aggregate purchase price of up to US$100.0 million, reflecting a per share purchase price of US$9.80. During 2020, we have issued, sold and delivered to Qudian 10,204,082 Class A ordinary shares for which we have received US$100.0 million. In addition, Secoo and Qudian also entered into a business cooperation agreement, which sets forth the key areas for the two companies’ strategic cooperation in the online luxury e-commerce business space.

Benefited by the construction of Hainan Free Trade Port, and based on our business strategic development, in May 2021, we started operating Secoo Yangpu Bonded Warehouse.

The Original Note matured on August 8, 2021 without any redemption, repurchase or conversion.

On March 4, 2022, we and Great World entered into a refinancing agreement. Pursuant to the refinancing agreement, we and Great World have agreed to refinance the Original Note. On April 19, 2022, we issued the two-year guaranteed secured note to Great World with the principal amount of US$217.7 million (equivalent to RMB1,387.6 million), or the New Note, to replace the Original Note. Also on April 19, 2022, each of our subsidiaries signed a guarantee agreement and a subordination agreement to secure our obligations under the New Note.

Corporate History

In September, 2020, we established the cooperation relationship with Moutai, a leading Chinese liquor brand, to help us further penetrate into the market of high-end Chinese liquor. As part of our collaboration, the 53-degree Feitian Moutai products were officially launched on our online platform.

In January 2011, we incorporated Secoo Holding Limited in the Cayman Islands as our offshore holding company in order to facilitate international financing and acquired 100% of the equity interests in Hong Kong Secoo in February 2011. In May 2011, we established, through Hong Kong Secoo, a wholly owned PRC subsidiary, Kutianxia (Beijing) Information Technology Limited, which in turn established Beijing Zhiyi Heng Sheng Technology Service Co., Ltd in Beijing, China to conduct our after-sales repair and maintenance services in September 2012.

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

B.Business Overview

We are Asia’s leading online integrated upscale products and services platform. We value our customers and members as our greatest assets. We offer them a wide selection of authentic upscale products and lifestyle services to satisfy different needs of the modem lifestyle. We offer an integrated online and offline shopping platform, which consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payment methods, such as our Secoo Check, which allows customers to make payments for our merchandise products in installments on our online platform directly. We complement our online platform with offline experience centers to provide superior customer and membership services and experience. We have strategically opened four offline experience centers as of the date of this annual report in popular shopping destinations and central business districts in China and Malaysia which have strengthened our Secoo brand creditability and enhanced our brand presence. In addition, we are cooperating with brand boutiques such as Versace boutiques for our customers to pick up products ordered on our online platform in their stores. We also launched live streaming shopping channel, featuring trendy and upscale livestream shopping programs in direct collaboration with brands such as Prada and Versace, in-store livestream shopping across the globe, airing of live fashion shows and fashion wearing style live stream.

Our Business Model

Our business model focuses on an integrated online and offline platform offering a full range of high-end lifestyle products and services to better serve our customers and members. Our integrated platform consists of our Secoo.com website, mobile applications and offline experience centers. Our online platform facilitates easy product selection, order processing and convenient payments for our customers. We have opened four offline experience centers in popular shopping destinations and central business districts in China and Malaysia to provide in-store shopping experience and comprehensive customer services, which we believe bolstered our customer satisfaction, strengthened our Secoo brand creditability and enhanced our brand presence.

We offer an extensive selection of upscale products for everyone’s needs on our platform, including watches, bags, clothing, footwear, jewelry and accessories, cosmetics and skincare, 3C products, and home accessories. In addition, we have expanded our offerings of high-end lifestyle services to satisfy the needs of modem lifestyle since 2014, such as sports events. We believe that expanding our product offerings helps optimize customers’ shopping experience, diversify our revenue sources and further improve our economies of scale. The continuous expansion of our strategic alliances with leading partners in the consumer luxury goods and lifestyle spaces is our core strategy that helps to increase our brand awareness and to further diversify our portfolios of merchandise and lifestyle services. With our extensive network of suppliers, we are able to obtain a wide selection of product categories and services at favorable terms. Our “Secoo Discovery” channel also serves as a forum for users for information related to fashion trends and lifestyle news. Our user-generated contents cover a variety of topics, such as sartorial tips for various occasions and product reviews. Leveraging these user-generated data and big-data technology, we analyze consumer habits, preferences and demand of our upscale customers in order to provide a great luxury shopping experience to our customers. We thrive to enhance our reputation as the destination for luxury products and lifestyle in China. Our business model creates significant value to our business partners, including third-party sellers and suppliers, cooperation brands, and ultimately benefit our business and customers.

Our Platform

Our platform consists of both online and offline platforms. Our online platforms include Secoo.com website and mobile applications. Our offline experience centers complement our online platforms to provide superior customer services and experience.

Online Platform

We offer a comprehensive range of upscale products and services through our online platform. We generated 94.9%, 98.8% and 99.5% of our total GMV through our online platform in 2019, 2020 and 2021, respectively. Integrating convenience, aesthetics and functionality, our online platform aims to actively drive consumer spending by featuring a strategically selected catalog of popular items. We focus on creating an enjoyable online shopping experience for our customers whereby their purchase decisions are guided by detailed product descriptions, multi-angle picture illustrations and educational fashion literature. Our online platform interface is fully integrated with our warehouse management system, or WMS, enabling us to track order and delivery status of each individual product on a real-time basis.

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

Offline Experience Centers

Our offline experience centers complement our online platform to provide superior customer and membership services and experience. We generated 5.1%, 1.2% and 0.5% of our total GMV through our offline experience centers in 2019, 2020 and 2021, respectively.

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

We currently have four offline experience centers located in Shanghai, Xiamen and Malaysia. As of December 31, 2021, our four offline experience centers occupied a total of approximately 4,909 square meters in area and were staffed with over 25 sales representatives. To enhance our customer experience and to further broaden our brand awareness, we intend to selectively launch new offline experience centers in popular shopping destinations, domestic cities with significant consumption demand for luxury products and third- and fourth-tier cities with potential market for luxury products. We intend to expand our customers services in overseas offline experience centers, such as free concierge services to our members when they travel to these cities. In addition, we also collaborated with major players in other industries to expand offline experience centers and our brand reach. For example, in June 2016, we entered into strategic cooperation partnership with one of China’s largest real estate developers, Country Garden, and jointly incorporated Secoo Garden Tradings Sdn. Bhd., or Secoo Garden, and opened our offline experience center in Malaysia to tap into southeast Asian market. Pursuant to the joint venture agreement between Country Garden and us, Country Garden holds 15% of the equity share capital of Secoo Garden, whereas we hold 85%. We provide technical knowledge, operate the duty free business, bring in high-end brand products, and agree to operate the business for at least three years. Country Garden is responsible for obtaining necessary approvals for the operation of the duty free business in Malaysia.

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

Our Customers

Since our inception in 2011, we have built a large and loyal customer base with high purchasing power. We have accumulated more than 52.3 million registered members as of December 31, 2021 and approximately 5.3 million registered members in 2021. We believe that the majority of our customers are well-educated professionals belonging to middle and high income population in China.

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

Payment

We provide our customers with a variety of payment options on our online platform, including Secoo Check, online payments with credit cards and debit cards issued by major banks in China, payment through major third-party online payment platforms, such as Alipay, UnionPay and WeChat Pay, payment through the licensed consumer licensed platform such as bank transfers, cash on delivery (for products with low purchase prices) and payment using our store credits.

In 2016, we launched Secoo Check at our online platform, through which our customers can make payments for our merchandise products in one, three, six or twelve monthly installments. Secoo Check gives our customers more convenience and faster approval speed.

Product Offerings

Product Categories

We offer a full range of upscale products and services on our platform. Since we commenced our current business operations in 2011, we have sold over 420,000 SKUs of upscale products, and we currently offer over 420,000 SKUs of such products on our platform. In 2021, sales of watches, bags, clothing/footwear/accessories and jewelries accounted for 5.9%, 13.4%, 55.3% and 10.7% of our total GMV, respectively. The following table illustrates the categories of upscale lifestyle products we offer:

Product category	Product description

Bags	Top-handle bags, shoulder bags, cross-body bags, evening bags, purses, clutches, wristlets, wallets, cosmetics bags, satchels, rucksacks, luggage and waist bags

Watches	Automatic self-wind, mechanical hand-wind and quartz wrist watches for men and women with leather or metal bands for social, outdoors and various other occasions, as well as watch accessories

Womenswear	A variety of apparel and styles, including gowns, dresses, coats, casual wear, jeans, outerwear, swimsuits and lingerie

Menswear	A variety of apparel and styles, including formal suits, coats, casual and smart-casual T-shirts, polo shirts, jackets, pants and underwear

Footwear	Designer shoes for women and men for both casual and formal occasions

Children’s wear	Apparel and footwear for boys, girls, infants and toddlers

Sportswear	Sports apparel, gear and footwear

Cosmetics and skin care	Lip gloss, nail polish, perfume, makeup remover, cosmetic applicators, facial cleansers, moisturizers, facial masks, lotions, toners, shampoos, conditioners and body washes

Jewelry	Fashion jewelry in a variety of styles and materials, including ear-rings, brooches, necklaces and pendants, bracelets, charms, rings, gold bullion and gold derivative products for investment purpose

Accessories	Belts, scarfs, eyewear, gloves, ties, hats and umbrella

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

Proprietary database.  Leveraging our rich experience in the luxury product retail industry, we have built a comprehensive database featuring detailed product information covering a wide range of brands, which, as of December 31, 2021, contained detailed product information covering over 3,800 domestic and international brands. Our proprietary database guides every step of our authentication procedures. We continuously update our database by gathering information on the latest products debuted by luxury brands.

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

For our most loyal customers and members, we host periodic online and offline events, including seminars, aimed at providing them with useful information about fashion trends and wardrobe tips, which serve as cross-selling opportunities for us. We provide various incentives to our customers and members to increase their spending and loyalty, and we send targeted e-mails and text messages to our customers periodically with product recommendations and promotions based on their online shopping habits and behavior. For example, we offer a selection of deeply discounted products on special occasions, such as our annual Luxury Festival beginning on December 17 of each year and Secoo anniversary sales on July 7 each year and Double 11 singles day shopping festival, and on major holidays, such as Valentine’s Day, Thanksgiving, Christmas and Chinese New Year. We also hold daily sales events for selected brands and products for a limited period of time through our flash sales. We have continued to realize cross-selling opportunities from our existing customer base by creating more diversified sales formats and increasing our product offerings. In addition to sales events, we also joined hands with a number of popular entertainers and artists to improve Secoo’s brand awareness and deepen customer insights in the high-end consumption market, especially among the younger generation. For example, we engaged NEXT7, a young Chinese idol group, to endorse our 2018 anniversary sales event as celebrity spokesmen. In 2019, we continued to expand Secoo’s paid membership ecosystem, upgrading tiers of our customer demographics in terms of customer lifecycle and buying power to offer customized perks in addition to a mix of community marketing events, live-stream product recommendations, on-site live-stream shopping, as well as interactive activities to enhance customers and members’ overall satisfaction. In June, 2020, we jointly hosted a live streaming sales campaign with Kuaishou for luxury products, covering over one hundred select products from luxury brands such as Hermes, LV, Armani and Gucci, which proved to be a highly attractive and effective marketing approach. We teamed up with Miu Miu and Giuseppe Zanotti to launch “Brand Week” marketing campaigns across Secoo platform, and jointly launched a love-themed promotional event with Roger Vivier during the second quarter of 2020. In 2022, we expanded into the digital art collection business by becoming the sole online channel partner with ZiWU, an integrated cultural area combining exhibition, book store and commercial area operated by Meta Media Group. We expect to jointly host series of art galleries, exhibition and distribution of artwork in our office experience centers by leveraging our cooperation with ZiWu.

Leveraging our sophisticated business intelligence system and big data technology, we are able to generate a deep understanding of the characteristics of our target customer group. With this knowledge, we precisely direct our marketing efforts through both online and offline channels in order to efficiently reach our new customers. We also collaborate with other major online platforms in China to innovate current online marketing model. For example, in December 2016, we began to cooperate with a leading internet company in China to through which we exchanged non-sensitive customer information to further enhance understanding of our consumers’ online behavior and patterns. In December 2020, we launched a livestreaming production base at our headquarters, which facilitates daily broadcast sessions hosted by multi-channel network agencies and popular broadcasters and key opinion leaders who position us as the partner of choice for luxury livestreaming e-commerce business. Through our collaboration, we are able to backtrack our customers’ online habits and behavior in addition to their online shopping preferences. We work with prestigious brands, to use our innovative marketing model. If this innovative marketing model proves to be successful, we will not only be able to more precisely improve and upgrade our marketing model, but also transfer ourselves into a marketing data and model provider and generate revenues through feeding valuable marketing data to brands and other companies. We intend to further apply our big data technology to explore upscale products and services consumers’ online behavior and patterns so that we can expand our advertising, marketing and promotion cooperation with other major online platforms and brands.

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

Intellectual Property

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2021, we owned 31 patents, 622 registered trademarks, copyrights to 38 software programs developed by us relating to various aspects of our operations and 68 registered domain names, including secoo.com. Of the 622 registered trademarks, 595 are registered in the PRC, 17 are registered in Hong Kong, 4 are registered in the US, and 6 are registered in Europe.

Competition

We face competition from traditional offline upscale product retailers and their online platforms, domestic and global brand online platforms, major domestic e-commerce platforms and global online upscale product retailers.

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

Employees

As of December 31, 2019, 2020 and 2021, we had 1,010, 848 and 509 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2021:

Function	Number of employees
Business development, sales and marketing	163
Technology support	91
Fulfillment	147
Administration and management	108
Total	509

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

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The negative list will be issued by, amended or released upon approval by the State Council, from time to time. Foreign investors will be prohibited from making investments in prohibited industries, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Foreign investment and domestic investment in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list would be treated equally. The current negative list is the 2021 Negative List, which was promulgated by the Ministry of Commerce and the National Development and Reform Commission on December 27, 2021 and took effect on January 1, 2022.

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

Foreign Investment in Value-Added Telecommunications Businesses. The FITE Regulations, which was promulgated by the State Council in December 2001 and subsequently amended in September 2008 and February 2016, respectively, set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Subject to several exceptions, these regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China to have a good track record and operating experience in this industry.

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

To comply with the PRC regulations discussed above, we operate our website and commercial value-added telecommunications services through Beijing Secoo and Beijing Auction, our PRC consolidated VIEs, each of which holds an ICP License and an EDI license. Beijing Secoo and Beijing Auction, the operator of our website, secoo.com, secoo.cn, siku.cn, secooing.com and etc., also owns the relevant domain names and trademarks used in our value-added telecommunications businesses.

On June 19, 2015, the MIIT issued the Circular on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce), or the E-commerce Circular, pursuant to which, foreign investors are allowed to hold up to 100% equity interest of an entity operating online data processing and transaction processing business (operational e-commerce) in China. Although the E-commerce Circular relieved shareholding percentage restriction for foreign investors in the online data processing and transaction processing business (operational e-commerce), such “operational e-commerce” is not defined in either the New E-commerce Circular or other relevant laws and regulations, and meanwhile relevant requirements provided by the Regulations for Administration of Foreign-invested Telecommunications Enterprises shall still apply. For example, the requirement that the major foreign investor needs to have a good track record and operating experience in the value-added telecommunications service industry will still apply when applying for the license for online data processing and transaction processing business (operational e-commerce).

On March 29, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, makes amendments to the FITE Regulations. The amendments include, among others, removing the qualification requirements for foreign investors that hold equity interest in PRC companies conducting value-added telecommunication service business as set out in the FITE Regulations. The amended FITE Regulations became effect on May 1, 2022. There are substantial uncertainties regarding the interpretation and implementation of the amended FITE Regulations. It also remains uncertain whether the PRC government authorities will impose additional requirements for foreign investors that invest in a company providing value-added telecommunication services in China in practice. Considering the uncertainty of the implementation of the amended FITE Regulations, we have kept on operating our website and commercial value-added telecommunications services through Beijing Secoo.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication Licenses.  The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, and online data processing and transaction processing services, or EDI services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of Internet information services must first obtain an ICP License from the MIIT or its provincial level counterparts. In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In March 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, or the Administrative Measures on Telecommunications Business Operating Licenses (2009 version), which set forth the specific types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. In July 2017, the MIIT promulgated a new version of the Administrative Measures on Telecommunications Business Operating Licenses, which took effect and superseded the Administrative Measures on Telecommunications Business Operating Licenses (2009 version). The new Administrative Measures on Telecommunications Business Operating Licenses simplifies the procedures to apply for telecommunications business operating license and strengthen the supervision of daily operation of telecommunications business. Each of Beijing Secoo and Beijing Auction holds an ICP License and an EDI license issued by the Beijing Telecommunications Administration for the operation of our Internet information business and for the operation as an e-commerce transaction platform. See “Item 3.D. Risk Factors — Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

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

Travel Agency License.  Pursuant to the Regulation on Travel Agencies, issued by the State Council in February 2009, and amended in February 2016, March 2017 and November 2020, a travel agency must obtain a license from the Ministry of Culture and Tourism to conduct outbound travel business and a license from the provincial-level cultural and tourism administration to conduct domestic travel and inbound travel business. Beijing Guanda International Travel Agency Co., Ltd., a subsidiary of Beijing Secoo has obtained a Travel Agency License from the Ministry of Culture and Tourism. Beijing Secoo International Travel Service Co., Ltd., a subsidiary of Beijing Secoo has obtained a Travel Agency License from the Beijing Municipal Bureau of Culture and Tourism.

Internet Culture Business Permit.  The Internet Culture Administration Measures, promulgated by the Ministry of Culture, the predecessor of the Ministry of Culture and Tourism, and with the latest amendment became effective in December 2017, require ICP service operators engaging in “internet culture activities” to obtain a permit from the Ministry of Culture. The “internet culture activities” include, among other things, online dissemination of internet cultural products and the production, reproduction, importation, distribution and broadcasting of internet cultural products. Beijing Secoo holds an Internet Culture Business Permit issued by the Beijing Municipal Bureau of Culture and Tourism for online operations for performance, which was expired on April 8, 2022 and is currently in the process of renewal. It is uncertain as to whether we can complete such renewal in a timely manner, or at all.

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

Regulations Relating to E-Commerce, Internet Content

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating this industry. In May 2010, the SAMR adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, or SAMR Order No. 49, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAMR or its local branches must make the information stated in their business licenses available to the public or provide links to their business licenses on their websites. Online distributors must adopt measures to ensure the safety of online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. SAMR Order No. 49 were replaced by the Measures for the Administration of Online Commodities Trading, or SAMR Order No. 60, issued by the SAMR on January 26, 2014 which became effective on March 15, 2014. SAMR Order No. 60 further impose more stringent requirements and obligations on the online trading or service operators. Where the online distributors also act as marketplace platforms that provide service to third-party merchants, the online distributors are obligated to examine the legal status of the third-party merchants and make the information stated in the business licenses of such third-party merchants available to the public or provide a link to their business licenses on the website, as well as make clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, SAMR Order No. 37, which became effective on May 1, 2021 and replaced the Measures for the Administration of Online Commodities Trading. SAMR Order No. 37 requires that operators not make tied sale as an option for a consumer’s consent by default, or set the option adopted by a consumer in a previous transaction as his or her default option. Operators providing automatic extension or renewal services shall give a salient notice to the consumers and allow consumers to make independent choice before they accept the service. Moreover, SAMR Order No. 37 addresses key issues such as the registration of online operation entity, the regulation of new business forms, the primary responsibility of platform operators and personal information protection. In January 2017, the SAMR adopted the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which took effective in March 2017 and was amended in October 2020, pursuant to which, customers are entitled to return goods without a cause, except for customized goods, fresh and perishable goods, audio-visual products, computer software and other digital products, which are downloaded online or of which the packages have been opened by customers, and delivered newspapers or periodicals. We are subject to such rules as a result of our online direct merchandised sales and online marketplace business.

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

Furthermore, the Administrative Measures on Internet Information Services clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove such content immediately, keep a record of it and report it to the relevant authorities. On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management. In accordance with the Opinions, website platforms are required to perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism, improving the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.

Regulations Relating to Information Security

The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On May 2, 2017, the Cyberspace Administration of China issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements. On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law integrated the scattered rules with respect to personal information rights and privacy protection.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out regular risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated and put into force, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Measures and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The scope of review under the Cybersecurity Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and network platform operators engaging in data processing activities, which affect or may affect national security. Pursuant to Cybersecurity Review Measures, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any listing at a foreign stock exchange. Besides, the Cybersecurity Review Measures also provide that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may conduct a cybersecurity review on its own initiative. The Cybersecurity Review Measures also elaborate the factors to be considered when assessing the national security risks of the relevant activities, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled or maliciously used by foreign governments and the cyber information security risk in connection with the listing.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

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

Regulations Relating to Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

On August 20, 2021, the Standing Committee adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, has complicated business activities, including among others, formulating of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly. The Personal Information Protection Law also requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

The PRC Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from the sellers or service providers. As to legal liabilities of the online marketplace platform operator, the PRC Consumer Protection Law and the Regulations of Several Issues on the Application of Laws in the Trial of Food and Drugs Cases issued by the Supreme People’s Court of the PRC on December 23, 2013 and was latest amended on November 18, 2021 set forth that, where a consumer purchases products or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform operator fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform operator. If the online trading platform operator gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform operator has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform operator is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement.

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

Trademark.  The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2021, we owned 622 registered trademarks in different applicable trademark categories.

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

Software Copyrights.  In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001 and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002 and amended subsequently, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 38 computer software copyrights in China as of December 31, 2021.

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

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015 and replaced Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any non-resident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Moreover, pursuant to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or SAT Circular 9 issued by the SAT, which became effective from April 1, 2018, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. According to SAT Circular 9, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits. On October 14, 2019, the SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Nonresident Taxpayers Enjoying Treaty Benefits, which provides the non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection” and further simplifies the information report which shall be submitted by the nonresident taxpayers at the time of declaration.

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.

Regulations on Anti-Monopoly Matters related to Internet Platform Companies

The currently effective PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On October 23, 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements through entering into written or oral agreements or using technology means to block competitors’ interface or reduce positions in search results of goods displays, using bundle services to sell different services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from, including among others, using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

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

SAFE Regulations on Employee Stock Incentive Plan

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations upon the completion of our initial public offering. We have completed the filing procedures with respect to our employee stock incentive plan in 2017.

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

C.     Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our major subsidiaries and VIEs, as of the date of this annual report.

Contractual Arrangements with our VIEs and Their Shareholders

The following is a summary of the currently effective contractual for investments of and among our wholly owned subsidiary, Kutianxia, our VIEs, Beijing Secoo and Beijing Auction, and the shareholders of Beijing Secoo and Beijing Auction.

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of Kutianxia, which is our PRC subsidiary, and Beijing Secoo and Beijing Auction, our VIEs, will not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among Kutianxia, which is our PRC subsidiary, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

D.     Property, Plant and Equipment

As of the date of this report, we are headquartered in Beijing, where we have leased an aggregate of approximately 8,160 square meters of office, customer service center and logistics center space. As of the date of this annual report, we have also leased an aggregate of approximately 37,448 square meters of offline experience centers, office, customer service center and logistics center space in Hainan, Shanghai, Shenzhen, Yichun, Xiamen, Hong Kong, Milan and Malaysia. A summary of our leased properties as of the date of this annual report is shown below:

	Space
	(in square		Lease Term
Location	meters)	Use	(years)
Beijing	8,160	Office, customer service center and logistics center space	1
Hainan	3,864	Logistics center space and office	3
Shanghai	3,309	Offline experience center and office	5
Xiamen	800	Offline experience center	4
Yichun	25,375	Office, customer service center and logistics center space	4 — 5
Shenzhen	50	Office	1
Hong Kong	2,300	Office and logistics center space	2 — 3
Milan	950	Office and logistics center space	6
Malaysia	800	Offline experience center	5

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

A.     Operating Results

Overview

We have experienced significant growth since we commenced our business operations in 2011. The growth was adversely impacted by the outbreak of COVID-19 pademic in recent years.

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

Impact of COVID-19 On Our Operations and Financial Performance

In early 2020, in response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. COVID-19 also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across the globe, and put significant strain on merchandise shipping and delivery. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future or a similar outbreak will not occur again. For example, in early 2022, the Omicron variant of COVID-19 made its presence felt in China, including in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed. Due to the restrictive measures implemented to curb COVID-19 cases, precautionary measures, including varying levels of travel restrictions, quarantine and testing requirements, and encouragement of reduced travel, were reinstated in China in 2021 and early 2022 in response to emerged cases in various regions of China. These measures resulted in a slowdown in demand in discretionary spending and delayed logistics services, which, in turn, materially and adversely affected our results of operations in 2021 and potentially beyond. We cannot assure you when these precautionary measures will be lifted. If the COVID-19 pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

Our business and results of operations have been and are likely to continue to be materially adversely affected the COVID-19 pandemic. Our total revenues decreased by 12.1% from RMB6,845.6 million in 2019 to RMB6,019.7 million in 2020, and further to RMB3,131.6 million (US$491.4 million) by 48.0% in 2021. The decrease in revenues was primarily attributable to a slowdown in demand in discretionary spending and delayed logistics services due to the impact of the COVID-19 pandemic. Also, our offline GMV decreased by 73.1% from RMB706.6 million in 2019 to RMB190.1 million in 2020, and further to RMB52.5 million (US$8.2 million) by 72.4% in 2021, primarily due to the impact of the COVID-19 pandemic. See “Item 3. Key Information-D. Risk Factors—Risks Related to Our Business - We face risks related to natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations” and “Item 3. Key Information-D. Risk Factors—Risks Related to Our Business—Our business has been and is likely to continue to be materially adversely affected by the COVID-19 pandemic globally and in China”

Revenues

We derive revenues from the sale of upscale products and services offered on our online platforms and in our offline experience centers. We commenced our current merchandising sales business model in 2011. We currently generate substantially all of our revenues from merchandise sales, whereby we act as principal for the direct sale of upscale products to customers. Merchandise sales revenues are recorded on a gross basis, net of discount, sales return, VAT.

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

The following table sets forth the key factors that directly affect our revenues for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	GMV (in RMB millions)
Online revenue
Mobile applications	5,268,203	77.0	4,571,325	75.9	2,405,729	377,511	76.8
Web	1,173,607	17.1	1,414,625	23.5	697,157	109,399	22.3
Total online revenue	6,441,810	94.1	5,985,950	99.4	3,102,886	486,910	99.1
Offline revenue	403,770	5.9	33,731	0.6	28,738	4,510	0.9
Total revenue	6,845,580	100.0	6,019,681	100.0	3,131,624	491,420	100.0
Online GMV
Mobile applications	11,108.4	80.6	12,340.9	78.3	8,785.6	1,378.7	86.5
Web	1,970.3	14.3	3,237.5	20.5	1,324.4	207.8	13.0
Total online GMV	13,078.7	94.9	15,578.4	98.8	10,110.0	1,586.5	99.5
Offline GMV	706.6	5.1	190.1	1.2	52.5	8.2	0.5
Total GMV (in millions)	13,785.3	100.0	15,768.5	100.0	10,162.5	1,594.7	100.0
Total orders (in thousands)	4,040.7		4,380.0		2,910.7

We monitor and strive to improve the following key business metrics to generate higher revenues:

Total number of orders. Our total number of orders were 4,040.7 thousand in 2019, 4,380.0 thousand in 2020 and 2,910.7 thousand in 2021. The decreases was caused by the slowdown in demand of discretionary spending and delayed logistics services worldwide due to the lingering impact of global COVID-19 pandemic.

Total GMV: We define GMV as the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products or services are delivered, returned or cancelled, as applicable. We consider GMV an important indicator of our growth and business performance as it measures the volume of transactions through our merchandise sales as well as marketplace services. Our GMV grew by 14.4% from RMB13,785.3 million in 2019 to RMB15,768.5 million in 2020, and decreased by 35.60% from RMB15,768.5 million in 2020 to RMB10,162.5 million (US$1,594.7 million) in 2021, which was mainly due to the impact of global COVID-19 pandemic. Our total online GMV increased by 19.1% from RMB13,078.7 million in 2019 to RMB15,578.4 million in 2020 and decreased by 35.1% from RMB15,578.4 million in 2020 to RMB10,110.0 million (US$1,586.5 million) in 2021, primarily due to the impact of the COVID-19 pandemic. Our offline GMV decreased by 73.1% from RMB706.6 million in 2019 to RMB190.1 million in 2020, and further decreased by 72.4% from RMB190.1 million in 2020 to RMB52.5 million (US$8.2 million) in 2021, primarily due to the impact of the COVID-19 pandemic.

Our revenue generated from mobile application, which contributed the majority of our revenue, decreased from RMB5,268.2 million in 2019 to RMB4,571.3 million in 2020, and further decreased to RMB2,405.7 million (US$377.5 million) in 2021. We generated 94.1%, 99.4% and 99.1% of our total revenue through our online platform in 2019, 2020 and 2021, respectively.

The table below sets forth a breakdown of our revenues from our merchandise sales, and marketplace and other services for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Merchandise sales	6,609,874	5,790,248	2,986,044	468,575
Marketplace and other services	235,706	229,433	145,580	22,845
Total	6,845,580	6,019,681	3,131,624	491,420

In 2021, we generated approximately 95.4% and 4.6% of our revenue from our merchandise sales, and marketplace and other services, respectively. Other services mainly include advertising and maintenance services amounted to RMB52.8 million, RMB29.4 million and RMB29.6 million (US$4.6 million) in 2019, 2020 and 2021, respectively.

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our consolidated VIEs and their subsidiaries for the periods indicated as a percentage of total net revenues:

	For the Year Ended December 31,
	2019	2020	2021
Our company and our subsidiaries	8%	13%	15%
Our VIEs and their subsidiaries	92%	87%	85%
Total revenues	100%	100%	100%

We expect to continue to generate a substantial majority of our revenues from our consolidated VIEs in the near future.

Cost of revenues

Our cost of revenues primarily cost of merchandise sold, inventory write-downs, repair and maintenance staff payroll and related equipment depreciation and amortization. Our cost of goods sold does not include payment processing, packaging material and product delivery costs. Therefore, our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues. Our inventory write-downs were provided for damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and the sales promotion.

Operating expenses

Our operating expenses consist of (i) fulfillment expenses, (ii) marketing expenses, (iii) technology and content development expenses, and (iv) general and administrative expenses. The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Fulfillment	190,503	2.8	185,473	3.1	125,170	19,642	4.0
Marketing	480,442	7.0	279,207	4.6	214,299	33,628	6.8
Technology and content development	101,477	1.5	113,542	1.9	100,136	15,714	3.2
General and administrative	208,052	3.0	267,841	4.4	299,101	46,935	9.6
Total operating expenses	980,474	14.3	846,063	14.0	738,706	115,919	23.6

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

Marketing expenses.  Marketing expenses consist primarily of advertising expenses, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. We plan to enhance our ability to conduct precise and targeted marketing leveraging our business intelligence system and big data technology in order to improve our advertising efficiency.

Technology and content development expenses.  Technology and content development expenses consist primarily of technology infrastructure expenses, payroll and related costs for employees involved in application development, category expansion, editorial content production and system support expenses, as well as costs associated with computation, storage and telecommunication infrastructures. We expect we will continue to expand our technological capabilities to support our anticipated growth and enhance customer experience.

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

Other (income) expenses

Other (income) expenses consist of (i) interest income (ii) interest expense (iii) foreign currency exchange losses (gain) (iv) change in fair value of financial instruments, and (iv) others. The following table sets forth the components of other expenses both in absolute amount and as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Interest income	(9,420)	(0.1)	(4,851)	(0.1)	(843)	(132)	*
Interest expense	118,867	1.7	129,276	2.1	138,927	21,801	4.5
Foreign currency exchange losses (gain)	3,426	0.1	5,446	0.1	(128)	(20)	*
Change in fair value of financial instruments	(20,660)	(0.3)	(938)	*	—	—	—
Others	(68,837)	(1.0)	(12,786)	(0.2)	(23,690)	(3,717)	(0.8)
Total other (income) expenses	23,376	0.4	116,147	1.9	114,266	17,932	3.7

*	Less than 0.1%

Interest expense. Our interest expense is comprised of interest costs and incidental charges associated with our short-term borrowings, convertible note and related other long-term borrowing after the Original Note became matured.

Foreign currency exchange losses (gain).  Foreign currency exchange losses are primarily due to the foreign currency exchange losses in association with cash, time deposits and restricted cash held by our Hong Kong subsidiary.

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

In accordance with the implementation rules of EIT Law, and a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% with HNTE certificate effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. One of our PRC subsidiaries, Kutianxia, is qualified HNTEs in 2020 and enjoys a reduced tax rate of 15%, which will expire in 2023. Our other PRC subsidiaries and consolidated VIEs and VIE’s subsidiaries are subject to the 25% EIT rate.

Under the PRC Enterprise Income Tax Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding tax rate. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10%, if such Hong Kong enterprise directly holds at least 25% equity interest in the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interest and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Nonresident Taxpayers, or Circular 60, which became effective in November 2015 and replaced the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any non-resident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Pursuant to the Bulletin on Administrative Measures on Treaties Benefit for Non-resident Taxpayers, or SAT Circular 35, which became effective in January 2020 and replaced the Circular 60, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises may, if they determine by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply for the reduced withholding tax rate, and file necessary forms, and simultaneously gathering and retaining the relevant materials, which will be subject to post-filing examinations by the relevant tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Hong Kong Secoo may be able to benefit from the 5% withholding tax rate for the dividends it receives from Kutianxia, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax. Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, non-PRC enterprises, or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. However, if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See also “Item 3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders. In addition, any noncompliance with PRC tax laws may adversely affect us.”

Critical Accounting Estimates

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

To achieve that core principle, we apply the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer. The adoption of new revenue standard did not impact retained earnings as of January 1, 2019. We have updated significant accounting policies and relevant disclosures hereinafter.

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

Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to consumers. Consideration from merchandise sales is recorded net of value-added tax, discounts and return allowances. Return allowances were RMB2.3 million and RMB0.1 million as of December 31, 2020 and 2021, respectively, which reduce revenue, are estimated based utilizing the most likely amount method based on historical data and updated at the end of each reporting period.

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

As of December 31, 2020 and 2021, we made a valuation allowance of RMB9.6 million and RMB22.2 million (US$3.5 million), which was primarily provided for the deferred income tax assets of a consolidated entity of us that was not estimated to generate enough future taxable income to utilize a portion or all of the benefits of the deferred tax assets.

As of December 31, 2021, we had net operating loss carry forwards of approximately RMB7.3 million attributable to the Hong Kong subsidiary, RMB521.5 million attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries and RMB12.7 million attributable to other subsidiaries. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2020 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

Adoption of ASU 2016-13

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss impairment guidance in legacy GAAP and establishes a single allowance framework for financial assets carried at amortized cost with a methodology that requires consideration of a broader range of information to estimate credit losses. We adopted ASU 2016-13 on January 1, 2020, using a modified retrospective transition method. Based on upon our assessment of various factors, including historical experience and the expectation of future economic conditions, upon adoption of the new standard on January 1, 2020, we recorded an increase in the opening balance of accumulated losses of RMB7.7 million (US$1.2 million).

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

Recent Accounting Pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. We are currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. We are currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues
Merchandise sales	6,609,874	96.6	5,790,248	96.2	2,986,044	468,575	95.4
Marketplace and other services	235,706	3.4	229,433	3.8	145,580	22,845	4.6
Total revenues	6,845,580	100.0	6,019,681	100.0	3,131,624	491,420	100.0
Cost of revenues	(5,648,633)	(82.5)	(5,138,285)	(85.4)	(3,013,467)	(472,878)	(96.2)
Gross profit	1,196,947	17.5	881,396	14.6	118,157	18,542	3.8
Operating expenses
Fulfillment expenses	(190,503)	(2.8)	(185,473)	(3.1)	(125,170)	(19,642)	(4.0)
Marketing expenses	(480,442)	(7.0)	(279,207)	(4.6)	(214,299)	(33,628)	(6.8)
Technology and content development expenses	(101,477)	(1.5)	(113,542)	(1.9)	(100,136)	(15,714)	(3.2)
General and administrative expenses	(208,052)	(3.0)	(267,841)	(4.4)	(299,101)	(46,935)	(9.6)
Total operating expenses	(980,474)	(14.3)	(846,063)	(14.0)	(738,706)	(115,919)	(23.6)
Income (loss) from operations	216,473	3.2	35,333	0.6	(620,549)	(97,377)	(19.8)
Other income (expenses)
Interest income	9,420	0.1	4,851	0.1	843	132	*
Interest expense	(118,867)	(1.7)	(129,276)	(2.1)	(138,927)	(21,801)	(4.5)
Foreign currency exchange (losses) gain	(3,426)	(0.1)	(5,446)	(0.1)	128	20	*
Change in fair value of financial instruments	20,660	0.3	938	*	—	—	—
Others	68,837	1.0	12,786	0.2	23,690	3,717	0.8
Income (loss) before income tax	193,097	2.8	(80,814)	(1.3)	(734,815)	(115,309)	(23.5)
Income tax (expenses) benifit	(31,426)	(0.4)	(6,603)	(0.1)	169,083	26,533	5.4
Net income (loss)	161,671	2.4	(87,417)	(1.4)	(565,732)	(88,776)	(18.1)
*	Less than 0.1%

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our total revenues decreased by 48.0% from RMB6,019.7 million in 2020 to RMB3,131.6 million (US$491.4 million) in 2021. The decrease in revenues was primarily attributable to a slowdown in demand of discretionary spending and delayed logistics services worldwide due to the lingering impact of global COVID-19 pandemic. The total number of orders decreased by approximately 33.5% from approximately 4,380.0 thousand in 2020 to approximately 2,910.7 thousand in 2021. Our GMV decreased from RMB15,768.5 million in 2020 to RMB10,162.5 million (US$1,594.7 million) in 2021.

Cost of revenues

Our cost of revenues decreased by 41.4% from RMB5,138.3 million in 2020 to RMB3,013.5 million (US$472.9 million) in 2021, which was in line with the decrease of total revenues, and partly offset by the increase of inventory write-downs. Our inventory write-downs increased from RMB64.2 million in 2020 to RMB469.6 million (US$73.7 million) in 2021, which was primarily attributable to write downs for slow-moving merchandise due to the impact of global COVID-19 pandemic.

Gross profit

As a result of the foregoing, our gross profit decreased by 86.6% from RMB881.4 million in 2020 to RMB118.2 million (US$18.5 million) in 2021. Our gross margin decreased from 14.6% in 2020 to 3.8% in 2021, which was mainly due to the increase of inventory write-downs. Excluding the impact of inventory write-downs, our gross margin increased from 15.7% in 2020 to 18.8% in 2021.

Operating expenses

Our operating expenses decreased by 12.7% from RMB846.1 million in 2020 to RMB738.7 million (US$115.8 million) in 2021.
Fulfillment expenses. Our fulfillment expenses decreased by 32.5% from RMB185.5 million in 2020 to RMB125.2 million (US$19.6 million) in 2021. The decrease was primarily attributable to (i) the decrease of delivery expenses and (ii) the decrease in third-party payment platform charges. Delivery expenses paid to third-party delivery companies decreased from RMB51.7 million in 2020 to RMB29.1 million (US$4.6 million) in 2021. Third-party payment platform charges decreased from RMB73.9 million in 2020 to RMB38.9 million (US$6.1 million) in 2021.
Marketing expenses. Our marketing expenses decreased by 23.2% from RMB279.2 million in 2020 to RMB214.3 million (US$33.6 million) in 2021. The decrease was primarily due to (i) the decrease in online and offline advertising expenses of RMB33.2 million (US$5.2 million), (ii) the decrease in staff compensation and benefits expenses and sales commission of RMB19.7 million (US$3.1 million), as well as (iii) the decrease in office rental and maintenance of RMB5.1 million (US$0.8 million).
Technology and content development expenses. Our technology and content development expenses decreased by 11.9% from RMB113.5 million in 2020 to RMB100.1 million (US$15.7 million) in 2021. The decrease was primarily due to decrease in staff compensation and benefits expenses for our technology and content development personnel and outsourced staff from RMB80.8 million in 2020 to RMB71.1 million (US$11.2 million) in 2021.
General and administrative expenses. Our general and administrative expenses increased by 11.7% from RMB267.8 million in 2020 to RMB299.1 million (US$46.9 million) in 2021. The increase was primarily attributable to the impairment on investment of Trytry Global Inc., an entity engaged in medical aesthetics industry, of RMB26.3 million (US$4.1 million) and an increase of loss on disposal of property and equipment of RMB14.8 million (US$2.3 million),  and partially offset by the decrease in provision of credit loss of RMB12.6 million (US$2.0 million).

Other income (expenses)

We had other expenses of RMB116.1 million in 2020, compared to our other expenses of RMB114.3 million (US$17.9 million) in 2021.
Interest expenses, net. Our interest expenses increased from RMB129.3 million in 2020 to RMB138.9 million (US$21.8 million) in 2021. The increase in interest expenses was mainly due to increasing interest expenses related to the convertible note issued in August 2018 and related other long-term borrowing after the convertible note matured, which combinedly increased from RMB117.1 million in 2020 to RMB131.7 million in 2021 .
Foreign currency exchange (losses) gain. We recorded a gain in foreign currency exchange of RMB0.1 million (US$0.02 million) in 2021, as compared to a loss of RMB5.4 million in 2020. The change in foreign currency exchange (losses) gain was mainly due to fluctuation of HKD against RMB in 2021.
Change in fair value of financial instruments. Our change in fair value of financial instruments decreased from RMB0.9 million gain in 2020 to nil in 2021.
Others. Others increased from RMB12.8 million in 2020 to RMB23.7 million (US$3.7 million) in 2021. The increase was mainly due to the RMB12.9 million losses on disposal of equity interests in Wang Pok Timepieces Limited (“Wang Pok”), an entity engaged in the watches and accessories trading business, and E-GO FASHION (HONG KONG) (“E-GO”), an entity engaged in the luxury wholesales and supply chain business, in 2020, which was nil in 2021, and partially offset by the decrease in subsidy income granted by local authorities from RMB24.3 million in 2020 to RMB20.3 million (US$3.2 million) in 2021.

Net income (loss)

Our net loss increased from RMB87.4 million in 2020 to RMB565.7 million (US$88.8 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our total revenues decreased by 12.1% from RMB6,845.6 million in 2019 to RMB6,019.7 million in 2020. The decrease in revenues was primarily attributable to a slowdown in demand in discretionary spending and delayed logistics services due to the impact of the COVID-19 pandemic. The total number of orders increased by approximately 8.4% from approximately 4,040.7 thousand in 2019 to approximately 4,380.0 thousand in 2020. Our GMV grew from RMB13,785.3 million in 2019 to RMB15,768.5 million in 2020.

Cost of revenues

Our cost of revenues decreased by 9.0% from RMB5,648.6 million in 2019 to RMB5,138.3 million in 2020, which was in line with the decrease of total revenues.

Gross profit

As a result of the foregoing, our gross profit decreased by 26.4% from RMB1,196.9 million in 2019 to RMB881.4 million in 2020. Our gross margin decreased from 17.5% in 2019 to 14.6% in 2020.

Operating expenses

Our operating expenses decreased by 18.4% from RMB980.5 million in 2019 to RMB846.1 million in 2020.
Fulfillment expenses. Our fulfillment expenses decreased by 2.6% from RMB190.5 million in 2019 to RMB185.5 million in 2020. The decrease was primarily attributable to (i) the decrease of delivery expenses and (ii) the decrease in staff compensation and benefits expenses, offset by (iii) the rising third-party payment platform charges. Delivery expenses paid to third-party delivery companies decreased from RMB63.2 million in 2019 to RMB51.7 million in 2020. Staff compensation and benefits expenses for our fulfillment personnel decreased from RMB43.7 million in 2019 to RMB39.8 million in 2020. Third-party payment platform charges increased from RMB61.1 million in 2019 to RMB73.9 million in 2020.
Marketing expenses. Our marketing expenses decreased by 41.9% from RMB480.4 million in 2019 to RMB279.2 million in 2020. The decrease was primarily due to (i) the decrease in online and offline advertising expenses for RMB58.1 million, (ii) the decrease in staff compensation and benefits expenses and sales commission of RMB93.3 million, (iii) the decrease in sales commission of RMB31.5 million, as well as (iv) the decrease in office expense of RMB13.3 million.
Technology and content development expenses. Our technology and content development expenses increased by 11.9% from RMB101.5 million in 2019 to RMB113.5 million in 2020. The increase was primarily due to the increase in staff compensation and benefits expenses for our technology and content development personnel from RMB63.7 million in 2019 to RMB75.8 million in 2020.
General and administrative expenses. Our general and administrative expenses increased by 28.7% from RMB208.1 million in 2019 to RMB267.8 million in 2020. The increase was primarily attributable to the increase of provision for credit losses of RMB74.9 million, offset by the decrease in staff compensation and benefits of RMB14.2 million, and the reduced office expenses of RMB8.8 million.

Other income (expenses)

We had other expenses of RMB23.4 million in 2019, compared to our other expenses of RMB116.1 million in 2020.
Interest expenses, net. Our interest expenses increased from RMB109.4 million in 2019 to RMB124.4 million in 2020. The increase in interest expenses was mainly due to the increasing interest expenses related to the convertible note issued in August 2018, which increased from RMB111.0 million in 2019 to RMB117.1 million in 2020.

Foreign currency exchange losses. We recorded a loss in foreign currency exchange of RMB5.4 million in 2020, as compared to a loss of RMB3.4 million in 2019. The change in foreign currency exchange losses was mainly due to fluctuation of HKD against RMB in 2020.
Change in fair value of financial instruments. Our change in fair value of financial instruments decreased significantly from RMB20.7 million gain in 2019 to RMB0.9 million loss in 2020 which was mainly due to the gains from upward adjustment from the equity investment in Trytry Global Inc. of RMB22.4 million in 2019, which was nil in 2020.
Others. Others decreased significantly from RMB68.8 million in 2019 to RMB12.8 million in 2020. The decrease was mainly due to the decrease in subsidy income granted by local authorities from RMB54.8 million in 2019 to RMB24.3 million in 2020, as well as the RMB12.9 million losses on disposal of equity interests in Wang Pok and E-GO in 2020.

Net income (loss)

Our net income decreased from RMB161.7 million in 2019 to net loss of RMB87.4 million in 2020.

Cash Flows through Our Organization

Secoo Holding Limited is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, our VIEs and their subsidiaries. As a result, Secoo Holding Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations Further, our PRC subsidiaries and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated variable interest entities in which we have no legal ownership, totaling RMB355.5 million, RMB284.1 million and RMB103.8 million (US$16.3 million) as of December 31, 2019, 2020 and 2021, respectively. For details, see “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated VIEs or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
Under PRC laws, Secoo Holding Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2019, 2020 and 2021, Secoo Holding Limited extended loans with outstanding principal amount of RMB135.5 million, RMB625.7 million and nil, respectively, to our intermediate holding companies and subsidiaries, and our consolidated variable interest entities received nil, RMB668.9 million and RMB248.1 million (US$38.9 million) as extended loans, respectively.
Secoo Holding Limited has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to Our VIEs

The following table presents the consolidating schedule of operations and the financial position for our VIEs and other entities for the periods or as of the dates presented.

Selected Consolidated Statements of Comprehensive (loss) Income Information

	For the Year Ended December 31, 2021
	Parent		Subsidiaries		VIEs		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Revenue	—	—	638,397	100,179	2,662,614	417,822	(169,387)	(26,581)	3,131,624	491,420
Cost of revenue	—	—	(412,592)	(64,745)	(2,637,898)	(413,943)	37,023	5,810	(3,013,467)	(472,878)
Gross profit	—	—	225,805	35,434	24,716	3,879	(132,364)	(20,771)	118,157	18,542
Operating Expenses	(35,522)	(5,574)	(103,957)	(16,313)	(731,423)	(114,776)	132,196	20,744	(738,706)	(115,919)
Income (loss) from operations	(35,522)	(5,574)	121,848	19,121	(706,707)	(110,897)	(168)	(27)	(620,549)	(97,377)
Income (loss) before income tax expenses	(565,009)	(88,662)	84,307	13,230	(699,985)	(109,844)	445,872	69,967	(734,815)	(115,309)
Net income (loss)	(565,753)	(88,780)	79,323	12,448	(525,174)	(82,411)	445,872	69,967	(565,732)	(88,776)

	For the Year Ended December 31, 2020
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Revenue	—	999,539	5,195,430	(175,288)	6,019,681
Cost of revenue	—	(718,584)	(4,486,627)	66,926	(5,138,285)
Gross profit	—	280,955	708,803	(108,362)	881,396
Operating Expenses	(10,140)	(184,897)	(758,916)	107,890	(846,063)
Income (loss) from operations	(10,140)	96,058	(50,113)	(472)	35,333
Income (loss) before income tax expenses	(69,842)	2,667	(53,645)	40,006	(80,814)
Net income (loss)	(72,364)	(4,732)	(50,327)	40,006	(87,417)

	For the Year Ended December 31, 2019
	Parent	Subsidiaries	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Revenue	—	1,150,910	6,277,535	(582,865)	6,845,580
Cost of revenue	—	(898,980)	(5,169,213)	419,560	(5,648,633)
Gross profit	—	251,930	1,108,322	(163,305)	1,196,947
Operating Expenses	(8,010)	(219,389)	(916,021)	162,946	(980,474)
Income (loss) from operations	(8,010)	32,541	192,301	(359)	216,473
Income (loss) before income tax expenses	154,423	45,337	224,045	(230,708)	193,097
Net income (loss)	154,423	55,513	182,443	(230,708)	161,671

Inflation

Since we commenced our current business operations, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since we commenced our current business operations, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.         Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from our financing activities primarily through the issuance of preferred shares through private placements, convertible note and warrants, as well as from proceeds of our initial public offering and borrowings. As of December 31, 2020 and 2021, we had RMB640.0 million and RMB156.1 million (US$24.5 million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist of cash on hand, cash at bank and time deposits, which have original maturities of three months or less and are readily convertible to decidable amounts of cash. As of December 31, 2021, we had RMB14.2 million (US$2.2 million) in the current portion of restricted cash. The use of cash deposit and its interest is restricted by the bank.

In August 2018, we entered into an amendment to the facility agreement with SPD Silicon Valley Bank Co., Ltd., or SPD. Pursuant to the amendment, the facility in the amount of RMB50.0 million with an interest rate of 7.35% per annum and matured in May 2019. In May 2019, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2019. In August 2019, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2020. In August 2020, we repaid RMB50.0 million under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in May 2021 with an interest rate of 7.20%. In May 2021, we repaid RMB50.0 million under this facility. In addition, RMB260.7 million of inventories and RMB 11.4 million of equipment were pledged to SPD as collaterals as of December 31, 2019; RMB260.7 million of inventories and RMB8.1 million of equipment were pledged to SPD as collaterals as of December 31, 2020. No collaterals were pledged to SPD as of December 31, 2021. A guarantee was provided by our wholly- owned subsidiary in Hong Kong S.A.R. and us. Both of the original facility and amended facility agreements contain certain financial covenants. As of December 31, 2020, we met the financial covenants. As of December 31, 2020 and 2021, the outstanding balances of the short-term portion of the facilities were RMB50.0 million and nil, respectively.

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

In December 2019, we renewed a loan agreement with Shanghai Pudong Development Bank Co., Ltd. for an amount of RMB80.0 million with an interest rate of 3.92% per annum, a maturing term of one year. In December 2020, we repaid RMB80.0 million under this loan agreement, and concurrently renewed the loan agreement and borrowed RMB76.0 million. The loan had a maturity term of one year with interest rate of 3.8% per annum. In November 2021, we repaid RMB76.0 million under this loan agreement. As of December 31, 2020 and 2021, the outstanding balances of the short-term borrowing were RMB76.0 million and nil, respectively. Restricted cash deposits of RMB84.8 million and nil were deposited to the bank for this borrowing as of December 31, 2020 and 2021, respectively.

In December 2019, we entered into a short-term borrowing agreement with a third-party non-financial institution and borrowed RMB29.5 million with an interest rate of 9.5% per annum and a maturing term of six months. During 2020, we repaid RMB15.0 million under this loan agreement. As of December 31, 2020 and 2021, the outstanding balances of the short-term borrowing were RMB29.5 million and RMB14.5 million, respectively.

During 2020, we entered two one-year borrowing agreements with Shanghai Pudong Development Bank Co., Ltd at the interest rates from 3.92% to 4.35%. We received RMB10.0 million in October 2020 and RMB10.0 million in December 2020. A guarantee was provided by Beijing Secoo, our variable interest entity. In October 2021 and December 2021, we repaid RMB10.0 million and RMB 1.6 million under this loan agreement. As of December 31, 2020 and 2021, the outstanding balances of the short-term borrowing were RMB20.0 million and RMB8.4 million, respectively.

In September 2021, we entered into a short-term borrowing agreement with a third-party non-financial institution and borrowed RMB10.0 million with an interest rate of zero, a maturing term of one month. As of December 31,2021, the outstanding balance of the short-term borrowing was RMB10.0 million.

In August 2018, we issued convertible notes and warrants to Great World Lux Pte. Ltd and its affiliates, or Great World, in an aggregate principal amount of up to US$175.0 million. The principal amount outstanding under the Original Note bears interest at an aggregate compounded rate of 8% per annum until August 8, 2021, or such earlier time as the notes are repurchased or converted subject to the terms specified therein. The initial conversion price is US$13.00 per ADS. The holders of the warrants are entitled to purchase 500,000 ADSs from us at an exercise price of US$18.00 per ADS.

On June 4, 2020, we issued, sold and delivered to Qudian 5,102,041 Class A ordinary shares for which we have received US$50.0 million.

On June 17, 2020, we issued, sold and delivered to Qudian 5,102,041 Class A ordinary shares for which we have received US$50.0 million.

On August 8, 2021, the Original Note matured without any redemption, repurchase or conversion.

On March 4, 2022, we and Great World entered into a refinancing agreement. Pursuant to the refinancing agreement, we and Great World have agreed to refinance the Original Note. On April 19, 2022, we issued the New Note to Great World to replace the Original Note. Also on April 19, 2022, each of our subsidiaries signed a guarantee agreement and a subordination agreement to secure our obligations under the New Note.

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, and the potential refinancing arrangement for the Original Note, we believe that our current cash will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to obtain additional credit facilities or issue debt or equity securities. See “Item 3.D. Risk Factors — Risks Related to Our Business — Inability to obtain additional financing on commercially reasonable terms in the future may materially and adversely affect our business, results of operations and financial condition.”

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

As of December 31, 2021, cash and cash equivalents, time deposits, and restricted cash in an aggregate amount of US$0.26 million, RMB0.03 million, HK$0.43 million, MYR0.06 million and JPY2.3 million were held by Secoo Holding Limited and its non-PRC subsidiaries in Hong Kong and overseas. As of December 31, 2021, our subsidiaries in China held cash in the amount of RMB0.6 million (US$0.1 million) and US$0.05 million, and our VIEs and their subsidiaries held cash in the amount of RMB167.7 million (US$26.3 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purposes.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(244,322)	(901,888)	(381,461)	(59,860)
Net cash (used in)/provided by investing activities	16,565	(337)	(14,156)	(2,221)
Net cash provided by/(used in) financing activities	54,354	705,483	(158,410)	(24,858)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,132	(27,790)	(4,661)	(731)
Cash, cash equivalents and restricted cash at the beginning of the year	1,126,407	954,136	729,604	114,491
Cash, cash equivalents and restricted cash at the end of the year	954,136	729,604	170,916	26,821

Operating activities

Net cash used in operating activities for the year ended December 31, 2021 was RMB381.5 million (US$59.9 million). This amount was primarily attributable to net loss of RMB565.7 million (US$88.8 million), (i) changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in inventory of RMB178.8 million (US$28.1 million), an increase in prepayments and other assets,net of RMB174.3 million (US$27.4 million), a decrease in deferred revenue of RMB201.5 million (US$31.6 million), and a decrease in accrued expenses and other liabilities of RMB95.4 million (US$15.0 million); partly offset by (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to a decrease in account receivables of RMB81.0 million (US$12.7 million), an increase in advance from customers of RMB100.9 million (US$15.8 million), and an increase in account payable RMB70.8million (US$11.1 million); (iii) the increase of provision for credit loss, impairment for equity investees，and inventory write-down, which positively affected of RMB70.1 million (US$11.1 million), RMB26.3million (US$4.1million), and RMB469.6 million (US$73.7 million), respectively.
Net cash used in operating activities for the year ended December 31, 2020 was RMB901.9 million. This amount was primarily attributable to net loss of RMB87.4 million, (i) changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in inventory of RMB699.2 million, a decrease in accounts payable of RMB209.1 million, an increase in prepayments and other assets of RMB160.9 million, and an decrease in accrued expenses and other liabilities of RMB136.4 million; partly offset by (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in deferred revenue of RMB123.7 million, an increase in advances from customers of RMB42.5 million; (iii) the increase of provision for credit loss and inventory write-down, which positively affected of RMB83.6 million and 64.2 million.

Net cash used in operating activities for the year ended December 31, 2019 was RMB244.3 million. This amount was primarily attributable to net income of RMB161.7 million, (i) changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in inventories of RMB969.5 million, and an increase in prepayments and other current assets of RMB283.2 million; (ii)change in fair value of financial instruments which negatively affected of RMB20.7 million, and gain from disposal of a subsidiary which negatively affected of RMB13.5 million; partly offset by (iii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in accrued expenses and other liabilities of RMB594.4 million, an increase in accounts payable of RMB58.0 million, an increase in deferred revenue of RMB35.5, an increase in income tax payable of RMB63.4 million, an increase in long-term liabilities of RMB48.2 million and a decrease in advance to suppliers of RMB97.4 million.

Investing activities

Net cash used in investing activities amounted to RMB14.2 million (US$2.2 million) in 2021, primarily attributable to purchase of property and equipment of RMB7.6 million (US$1.2 million) and purchase of land use right of RMB6.3 million (US$1.0 million).
Net cash used in investing activities amounted to RMB0.3 million in 2020, primarily attributable to purchase of property and equipment of RMB17.2 million, cash paid for business combination, net of cash acquired of RMB4.0 million and cash decreased due to disposal of subsidiaries of RMB3.1 million, offset by proceeds from disposal of investment in equity investee of RMB12.0 million, proceeds from disposal of a subsidiary of 10.0 million and proceeds from disposal of investment securities of RMB2.0 million.
Net cash provided by investing activities amounted to RMB16.6 million in 2019, primarily attributable to the proceeds from maturity of time deposits of RMB67.3 million and proceeds from disposal of investment securities of RMB35.9 million, offset purchase of property and equipment of RMB35.4 million and acquisition of investment in equity investees of RMB43.8 million.

Financing activities

Net cash used in financing activities amounted to RMB158.4 million (US$24.9 million) in 2021, primarily attributable to the repayment of short-term borrowings, long-term borrowings and other borrowings of RMB177.6 million (US$27.9 million), RMB15.8 million (US$2.5 million) and RMB15.0 million (US$2.4 million), respectively, offset by proceeds from short-term borrowings and other borrowings of RMB40.0 million (US$6.3 million) and RMB10.0 million (US$1.6 million), respectively.
Net cash provided by financing activities amounted to RMB705.5 million in 2020, primarily attributable to the proceeds from short-term borrowings of RMB146.0 million and the proceeds from issuance of Class A ordinary shares to Qudian Inc., net of issuance cost of RMB703.8 million, offset by repayment of short-term borrowings and long-term borrowings of RMB130.0 million and RMB14.2 million, respectively.
Net cash provided by financing activities amounted to RMB54.4 million in 2019, primarily attributable to the proceeds from short-term borrowings, long-term borrowings, and other borrowings of RMB183.6 million, RMB30.0 million and RMB247.5 million, respectively, offset by repayment of short-term borrowings and other borrowings of RMB183.7 million and RMB218.0 million, respectively.

Material cash requirements

Our material cash requirements as of December 31, 2021 and primarily include our capital expenditures, operating lease commitments, other long-term debt obligations, short-term debt obligations, and purchase obligations.
Our capital expenditures amounted to RMB35.4 million in 2019, RMB17.2 million in 2020, and RMB13.9 million (US$2.2 million) in 2021. Between January 1, 2019 and December 31, 2021, our capital expenditures were principally used for our land use right and leasehold improvements, as well as purchases of office and other operating equipment and motor vehicles.

Our operating lease commitments consist of the commitments under the lease agreements for our office premises. Non-cancellable operating leases commitment as of December 31, 2021 amounted to RMB24.0 million (US$3.8 million).

Our other long term debt obligations represent our principal payments and cash interest. Please see “Long-term Borrowings, Excluding Current Portion” under Note 13 to our audited consolidated financial statements. Payment due by December 31, 2021 for our other long-term borrowing obligations amounted to RMB1,348.0 million (US$211.5 million).

Our short-term debt obligations consist of the principal amount and cash interests in connection with borrowing with various financial and non-financial institution. Please see “Short-term Borrowings and Current Portion of Long-term Borrowings” under Note 12 to our audited consolidated financial statements. Payment due by December 31, 2021 for our short-term debt obligations amounted to RMB32.9 million (US$5.2 million).

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

Secoo Holdings Limited is a holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiaries, our VIEs and their subsidiaries. As a result, Secoo Holdings Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a staff welfare and bonus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.     Research and Development, Patents and Licenses, Etc.

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

Intellectual Property

We consider our patents, trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property rights as critical to our success, and we rely on patents, trademark, copyright and trade secret protection laws in the PRC and overseas, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers and others to protect our intellectual proprietary rights. As of December 31, 2021, we owned 31 patents, 622 registered trademarks, copyrights to 38 software programs developed by us relating to various aspects of our operations and 68 registered domain names, including secoo.com. Of the 622 registered trademarks, 595 are registered in the PRC, 17 are registered in Hong Kong, 4 are registered in the US, and 6 are registered in Europe.

D.     Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2021 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.     Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating And Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Richard Rixue Li	47	Chairman of the Board and Chief Executive Officer
Shun Lam Tang	66	Director
Jun Wang	51	Independent Director
Xiaoquan Zhang	48	Independent Director
Wenning Xing	47	Independent Director
Jianji Liu	60	Independent Director
Shaojun Chen	48	Chief Financial Officer

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

Mr. Shun Lam Tang has served as our director since April 2021. Mr. Tang has served as an independent director of Missfresh Limited since August 2021, as well as an independent director of 58 Freight since October 2021. Mr. Tang has served as a consultant to Warburg Pincus China since January 2007 and the Chairman of CAGR Gas Holdings Limited. He served as an independent director and the chairman of audit committee at Uxin Limited from June 2019 to July 2021. Prior to that, he served as a member of the board of directors of Vital Mobile Holdings Limited from 2015 to 2019. From 2010 to 2015, Mr. Tang served at RDA Microelectronics Limited first as a senior vice president of operations and subsequently as a director and executive chairman. Mr. Tang has been appointed as an independent nonexecutive director of Greenheart Group Limited since July 2015. From 2008 to 2010, Mr. Tang served as the chief executive officer of Coolsand Technology. He also served as the non-executive chairman of China Eco-Farming Limited from 2008 to 2009, and an independent non-executive director of Asia Coal Limited from 2003 to 2005. Mr. Tang was the President, Asia Pacific of Viasystems Group, Inc. from 1999 to 2007. Previously, Mr. Tang also worked for Honeywell, National Semiconductors and Amphenol. Mr. Tang received his bachelor’s degree in electrical and electronic engineering from Nottingham University and an MBA degree from Bradford University in UK. He is a Fellow of Hong Kong Institute of Directors from 2013.

Mr. Jun Wang has served as our independent director since September 2017. Mr. Wang is a partner at Z-Park Fund, a private equity fund focusing on investing in leading Chinese technology, healthcare and consumer companies. Mr. Wang served as Chief Financial Officer from August 2006 till May 2017, at China Finance Online Company Limited, which is listed on NASDAQ Global Select Market. Prior to that, Mr. Wang was Senior Manager at Deloitte Beijing Office from May 2015 to May 2016. Mr. Wang received a bachelor’s degree from Shandong University in 1992, a master’s degree in business administration from New York University’s Leonard N. Stem School of Business in 2002 and another master’s degree in economics and accounting from Beijing Technology and Business University in 1995.

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

Mr. Jianji Liu has served as the general manager of Shenzhen Jinxin Guotou Fund Management Co., Ltd since January 2018. From January 2015 to January 2018, Mr. Liu served as the general manager of Wumart Commercial Finance Co., Ltd. Prior to that, he served as a deputy general manager of China State Construction Finance Co., Ltd. from December 2010 to January 2015. From April 2001 to December 2010, Mr. Jianji Liu worked at China Automotive Finance Co., Ltd. with his last position as a deputy general manager. Prior to that, he worked at COSCO Group Finance Co., Ltd. with his last position as the manager of the financial planning department. Mr. Liu received a bachelor’s degree in finance from Zhengzhou University in June 1990 and a master’s degree in finance and banking from Graduate School of Chinese Academy of Social Sciences in March 1998. Mr. Liu enrolled in Finance EMBA program at Tsinghua PBC School of Finance in September 2014.

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

B.          Compensation

In 2021, we paid an aggregate of approximately RMB4.1 million (US$0.6 million) in cash to our executive officers, and we paid approximately RMB1.1 million (US$0.2 million) in cash to our non-executive director. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2017 Employee Stock Incentive Plan

On December 31, 2014, we adopted a 2014 Employee Stock Incentive Plan, or the 2014 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business.

We have adopted a 2017 Employee Stock Incentive Plan, or the 2017 Plan, which has replaced all of the 2014 Plan in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of our shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares as of December 31, 2021.

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

The following table summarizes, as of December 31, 2021, the options granted under our 2017 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A Ordinary
	Shares Underlying	Exercise Price
Name	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Shaojun Chen	*	0.001	December 31, 2014	December 31, 2024
Total	*	—	—	—
*	Less than 1% of our total outstanding share capital

As of December 31, 2021, other individuals as a group held options to purchase 1,062,307 Class A ordinary shares of our company with an exercise price of US$0.001 per Class A ordinary share.

C.         Board Practice

Board of Directors

Our board of directors must consist of not less than three directors, and at the date of this annual report consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the rules of the NASDAQ Global Market and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jun Wang, Jianji Liu and Xiaoquan Zhang. Jun Wang is the chairman of our audit committee. We have determined that Jun Wang, Jianji Liu and Xiaoquan Zhang satisfy the “independence” requirements of NASDAQ and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Jun Wang and Jianji Liu. Jianji Liu is the chairman of our compensation committee. We have determined that Jun Wang and Jianji Liu satisfy the “independence” requirements of NASDAQ. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Xiaoquan Zhang and Jianji Liu. Xiaoquan Zhang is the chairperson of our nominating and corporate governance committee. We have determined that Xiaoquan Zhang and Jianji Liu satisfy the “independence” requirements of NASDAQ. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are generally not subject to a term of office and hold office until such time as they resign or are removed from office by an ordinary resolution of our shareholders. A director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and our board of directors resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association.

Board Diversity

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.          Employees

As of December 31, 2019, 2020 and 2021, we had 1,010, 848 and 509 full-time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2021:

Function	Number of employees
Business development, sales and marketing	163
Technology support	91
Fulfillment	147
Administration and management	108
Total	509

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

The calculations in the table below are based on 35,326,281 ordinary shares outstanding as of the date of this annual report on an as-converted basis, consisting of 28,754,852 Class A ordinary shares and 6,571,429 Class B ordinary shares outstanding, excluding 517,454 Class A ordinary shares reserved as treasury stocks.

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

			Total
			Ordinary	% of Total
			Shares on	Ordinary	% of
	Class A	Class B	an As-	Shares on an	Aggregate
	Ordinary	Ordinary	converted	As- converted	Voting
	Shares	Shares	Basis	Basis†	Power††
Directors and Executive Officers:
Richard Rixue Li(1)	*	6,571,429	6,572,929	18.6	82.0
Shun Lam Tang	—	—	—	—	—
Jun Wang	—	—	—	—	—
Xiaoquan Zhang	—	—	—	—	—
Wenning Xing	—	—	—	—	—
Jianji Liu	—	—	—	—	—
Shaojun Chen	*	—	*	*	*
All Directors and Executive Officers as a Group	*	6,571,429	6,645,939	18.8	82.1
Principal Shareholders:
Siku Holding Limited(2)	*	6,571,429	6,571,429	18.6	82.0
Qufenqi (HK) Limited(3)	8,649,726	—	8,649,726	24.5	5.4
Qu Plus Limited(3)	1,554,356	—	1,554,356	4.4	1.0
IDG Funds(4)	4,964,889	—	4,964,889	14.1	3.1
CMC Galaxy Holdings Ltd(5)	2,376,854	—	2,376,854	6.7	1.5
Pingan entities(6)	1,861,782	—	1,861,782	5.3	1.2
*	Less than 1%.

**   The business address for our directors and executive officers is Secoo Tower-Sanlitun Rd A No. 3 Courtyard Bldg 2, Chaoyang District, Beijing, 100027, The People’s Republic of China.

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

(1)	Represents (i) 1,500 Class A ordinary shares in the form of ADSs held by Mr. Li and (ii) 6,571,429 Class B ordinary shares beneficially owned by Mr. Li through Siku Holding Limited, a BVI company, as described in footnote (2) below. Siku Holding Limited is 99% beneficially owned by Mr. Li.
(2)	Represents 6,571,429 Class B ordinary shares directly held by Siku Holding Limited, a British Virgin Islands company 99% beneficially owned by Mr. Richard Rixue Li and 1% beneficially owned by Ms. Zhaohui Huang. The registered address of Siku Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(3)	Represents 8,649,726 and 1,554,356 Class A ordinary shares directly held by Qufenqi (HK) Limited and Qu Plus Limited, respectively. Qufenqi (HK) Limited is a Hong Kong limited company, which is ultimately controlled by Qudian Inc. Qu Plus Limited is a BVI limited company which is ultimately controlled by Qudian Inc. The registered address of Qufenqi (HK) Limited is Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Kowloon, Hong Kong. The registered address of Qu Plus Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)	Represents (i) 99,206 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ii) 92,639 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (iii) 6,568 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (iv) 1,250,000 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (v) 758,929 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (vi) 625,313 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (vii) 44,330 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (viii) 396,825 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (ix) 370,556 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (x) 26,270 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (xi) 220,315 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., (xii) 205,729 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (xiii) 14,585 ordinary shares directly held by IDG-Accel China III Investors L.P., (xiv) 548,752 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., (xv) 38,903 Class A ordinary shares directly held by IDG-Accel China III Investors L.P., (xvi) 248,362 Class A ordinary shares directly held by IDG-Accel China Growth Fund III L.P., and (xvii) 17,607 Class A ordinary shares directly held by IDG-Accel China III Investors L.P. IDG Technology Venture Investment IV, L.P. is a Delaware limited partnership which is controlled by its sole general partner, IDG Technology Venture Investment IV, LLC, which is controlled by its two managing members, Mr. Quan Zhou and Mr. Chi Sing Ho. IDG-Accel China Growth Fund III L.P.is a Cayman Islands limited partnership which is controlled by its immediate general partner IDG-Accel China Growth Fund III Associates L.P., or IDG-Accel III Associates L.P., a Cayman Islands limited partnership. IDG-Accel III Associates L.P. is controlled by its general partner IDG-Accel China Growth Fund GP III Associates Ltd., or IDG-Accel III Associates Ltd., a Cayman Islands limited company. IDG-Accel China III Investors L.P. is a Cayman Islands limited partnership which is controlled by its sole general partner, IDG-Accel III Associates Ltd. Mr. Quan Zhou and Mr. Chi Sing Ho are currently serving as members of board of directors of IDG-Accel III Associates Ltd. IDG Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P. are collectively referred to as the IDG Funds.
(5)	Represents 2,376,854 Class A ordinary shares directly held by CMC Galaxy Holdings Ltd. CMC Galaxy Holdings Ltd is a Cayman Islands company wholly owned by CMC Capital Partners L.P., a Cayman Islands exempted limited partnership acting by its general partner, CMC Capital Partners GP, L.P., a Cayman Islands exempted limited partnership activity by its general partner, CMC Capital Partners GP, Ltd., a Company incorporated with limited liability in the Cayman Islands. CMC Capital Partners GP, Ltd. is ultimately controlled indirectly by Mr. Ruigang Li. The registered address of CMC Galaxy Holdings Ltd is Harneys Services (Cayman) Limited at 4th Floor, Harbour Place, 103 South Church Street, George Town, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
(6)	Represents (i) 1,063,875 Class A ordinary shares directly held by Pingan eCommerce Limited Partnership and (ii)797,907 Class A ordinary shares directly held by Rhythm Way Limited. Pingan eCommerce Limited Partnership is a Cayman Islands limited partnership which is ultimately controlled by Ping An Insurance (Group) Company of China, Ltd. The registered address of Pingan eCommerce Limited Partnership is Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands. Rhythm Way Limited is a British Virgin Islands company beneficially owned by Pingan eCommerce Limited Partnership. The registered address of Rhythm Way Limited is PO Box 957, Road Town, Torrola, British Virgin Islands. Pingan eCommerce Limited Partnership and Rhythm Way Limited are collectively referred as Pingan Entities.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Transactions with Shareholders and Affiliates

(a) Amount due from related parties

During the year ended December 31, 2018, we paid RMB2.1 million on behalf of Guangyao, a related party that is under the control Mr.Richard Rixue Li, our chairman and chief executive officer, which was repaid during the year ended December 31, 2019.

(b) Amount due to related parties

During the year ended December 31, 2015, we borrowed RMB18.0 million from Mr. Richard Rixue Li, our chairman and executive officer, to fund working capital, among which RMB0.3 million, RMB0.4 million and RMB0.1 million (US$10 thousand) were repaid during the years ended December 31, 2019, 2020 and 2021, respectively. We have an amount due to Mr. Richard Rixue Li for RMB0.1 million and nil as of December 31, 2020 and 2021, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

During the year ended December 31, 2018, we borrowed RMB4.5 million from Mr. Rimei Li, CEO of our subsidiary, to fund working capital, RMB4.1 million and RMB0.4 million were repaid during the years ended December 31, 2018 and 2019, respectively.

Contractual Arrangements with Our VIEs and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in value-added telecommunications service or auction businesses in China. As a result, we operate our relevant businesses through contractual arrangements between Kutianxia, which is our PRC subsidiary, and Beijing Auction and Beijing Secoo, which are oour VIEs, and their respective shareholders. For a description of these contractual arrangements, see “Item 4.C. Organizational Structure — Contractual Arrangements with Our VIEs and Their Shareholders.”

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or its share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Variations of Rights of Shares. If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class, be materially adversely varied with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of the class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

D.          Exchange Controls

See “Item 4.B. Business Overview—Regulations—Regulations Relating to Foreign Exchange” and “Item 4.B. Business Overview—Regulations—Regulations Relating to Dividend Distribution.”

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

Under the PRC Enterprise Income Tax Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding tax rate. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10%, if such Hong Kong enterprise directly holds at least 25% equity interest in the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interest and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015 and replaced the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), provide that any nonresident enterprise meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unhooked intangibles associated with active business activity are taken into account as non-passive assets.

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

Based on our current income and assets and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2021 and we do not expect to be classified as a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Among other factors, if our market capitalization declines, we may become classified as a PFIC for future taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, if it were determined that that we are not the owner of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

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

Individuals and certain other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our ADSs, provided that certain conditions are satisfied, including that (i) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the U.S.-PRC income tax treaty (the “Treaty”), (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs (but not our ordinary shares) are listed on the NASDAQ Global Market and is considered readily tradable on an established securities market in the United States. Because our ordinary shares are not listed on an established securities market, we do not expect that the dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for such reduced tax rates, unless we are deemed to be a PRC resident enterprise (as described above). We expect, however, to be eligible for the benefits of the Treaty. Assuming we are deemed to be a PRC resident enterprise and we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in this paragraph. There can be no assurance, however, that our ADSs will continue to be considered readily tradable on an established securities market in later years.

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

Sale or Other Taxable Disposition of our ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source gain. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the NASDAQ Global Market, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard If a U.S. Holder makes this election, such holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, such holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder would generally continue to be subject to the general PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We obtain borrowings from commercial banks and third parties from time to time to meet our working capital expenditure requirements. All of our bank and third parties borrowings as of December 31, 2021 bear fixed interest rates and have maturity terms less than three years. If we were to renew any of these borrowings, we might be subject to interest rate risk.

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

Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date (s) established by the depositary bank

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

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. For the year ended December 31, 2021, we did not receive any reimbursement from the depositary.

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

The F-1 Registration Statement was declared effective by the SEC on September 19, 2017. For the period from the effective date of the F-1 Registration Statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included US$7.7 million in underwriting discounts and commissions for the initial public offering and approximately US$2.7 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$100.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from September 19, 2017, the date that the Form F-1 was declared effective by the SEC, to December 31, 2021, we had used a portion of the net proceeds received from our initial public offering, which consisted of US$42.2 million invested in our marketing and branding efforts, US$15.0 million used in strengthening our IT infrastructure and technology capabilities, US$20.0 million used to expand our logistic network, and US$22.9 million used for general corporate purposes.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our principal executive officer and our principal accounting officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2021. Based on that evaluation, our principal executive officer and principal accounting officer have concluded that our disclosure controls and procedures are not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In connection with the audit of our consolidated financial statements as of December 31, 2021 and for the year ended December 31, 2021, we identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge to implement key controls over period end financial reporting and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

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

Changes in Internal Control over Financial Reporting

As of the date of this annual report, we took actions to address the abovementioned material weakness: we have (i) establishing a formal and regular training program for accounting personnel, including attending external U.S. GAAP training and (ii) implementing and formalizing comprehensive internal controls over financial reporting, including developing a comprehensive policy and procedure manual, to allow for prevention, early detection and resolution of potential compliance issues.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business with us, such as consultants, suppliers and collaborators, to also adhere to the principles outlined in the code of ethics. Certain provisions of the code of ethics apply specifically to our chief executive officer, chief financial officer, senior fmance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-220174) in connection with our initial public offering in September 2017, which was incorporated by reference thereto in this annual report.

ITEM 16C. PRINCIPAL ACCOUNT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, BDO China Shu Lun Pan Certified Public Accountants LLP and Shandong Haoxin Certified Public Accountants Co., Ltd our principal accountants, for the periods indicated.

	For the Year Ended December 31,
	2020	2021

	(in thousands of RMB)
Audit fees(1)	14,511.1	10,805.30
Tax fees(2)	1,020.0	863.60
(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements.

(2)	“Tax fees” means the aggregate fees billed for services rendered by independent registered public accounting firm for transfer pricing and research and development super deduction services.

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

Total Number
of ADSs
					Purchased as		Approximate
					Part of the		Dollar Value of
	Total Number				Publicly		ADSs that May
	of ADSs		Average Price		Announced		Yet Be Purchased
Period	Purchased		Paid Per ADS		Plan		Under the Plan
September 10 — September 28, 2018	315,719	US	$$	13.14	315,719	US	$9,391,923
Total	315,719	US	$$	13.14	315,719	US	$9,391,923

On April 30, 2020, our board of directors approved a share repurchase program where we are authorized to repurchase our own Class A ordinary shares in the form of American Depositary Shares with an aggregate value of up to US$20.0 million over the following 12 months. The share repurchases may be made on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable laws and regulation. During the year ended December 31, 2021, nil shares were repurchased by us.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure required by this Item 16F has previously been disclosed in Item 16F of our annual report on Form 20-F for the year ended December 31, 2020, filed on November 9, 2021.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on August 25, 2017 (File No. 333220174))

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
4.10

The Equity Interest Pledge Agreement between Kutianxia, Beijing Auction and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.11

The Exclusive Option Agreement between Kutianxia, Beijing Auction and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.12

The Powers of Attorney between Kutianxia and the shareholders of Beijing Auction taking effect from September 15, 2014 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on August 25, 2017 (File No. 333220174))

4.13

The Loan Agreement between Kutianxia and the shareholders of Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.14

The Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction dated September 15, 2014 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.15

English translation of the Supplemental Agreement to Exclusive Business Cooperation Agreement between Kutianxia and Beijing Secoo dated March 26, 2015 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.16

The Supplement Agreement to the Exclusive Business Cooperation Agreement between Kutianxia and Beijing Auction dated March 26, 2015 (incorporated herein by reference to Exhibit 10.16 to the Form F-1 filed on August 25, 2017 (File No. 333-220174))

4.17

Loan Agreement between Beijing Secoo and National Trust Co., Ltd. dated December 20, 2017 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 26, 2018 (File No. 00138201))

4.18

Deposit Pledge Agreements between Hong Kong Secoo and National Trust Co., Ltd. dated December 20, 2017 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 26, 2018 (File No. 001-38201))

4.19

Convertible Note and Warrant Subscription Agreement between Secoo and Great World Lux Pte. Ltd dated July 9, 2018 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 29, 2019 (File No. 001-38201))

4.20	Share Purchase Agreement between Secoo and Qu Plus Limited dated June 3, 2020 (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on June 11, 2020 (File No. 001-38201))

4.21

Investor Rights Agreement among Secoo, Qu Plus Limited and Mr. Richard Rixue Li dated June 4, 2020 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on June 11, 2020(File No. 00131.))

4.22*	Refinancing agreement between Secoo and Great World Lux Pt. Ltd dated March 4, 2022

8.1*	List of Principal Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form Fl filed on August 25, 2017 (File No. 333-220174))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of Han Kim Law Offices

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: May 13, 2022

SECOO HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Secoo Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Secoo Holding Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.(c) to the consolidated financial statements, the Company has incurred recurring operating losses, has negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. (c). The consolidated financial statements do not include any adjustments result from the outcome of this uncertainty. Our opinion has not changed as a result of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

◾	Inventories, net – estimated net realizable value

Description of the Matter

As of December 31, 2021, the Company’s net balance of inventories was RMB 2,996 million, comprising of luxury watches, bags, clothing, footwear, jewelry and accessories, and other products. As disclosed in Note 2.(p) to the consolidated financial statements, the Company records valuation allowance for slow-moving and damaged goods to adjust the cost of such inventories to their estimated net realizable value. The estimate requires management to make significant assumptions regarding various factors such as impact of inventory aging, historical and forecasted consumer demand, as well as competition and marketing strategies that may impact pricing.

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

We reviewed the actual sales subsequent to December 31, 2021 to corroborate management’s quantitative and qualitative judgments applied over the indicators of slow-moving and damaged inventories, and to evaluate the reasonableness of management’s estimate of the impact of interaction among various factors.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2021.

Weifang, People’s Republic of China

May 13, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Secoo Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, shareholders’ equity, and cash flows of Secoo Holding Limited and subsidiaries (the Company) for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2016 to 2021.

Beijing, China

June 11, 2020

SECOO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash and cash equivalents	639,932	156,108	24,497
Restricted cash	85,826	14,211	2,230
Accounts receivable, net	99,228	10,482	1,645
Inventories	3,289,804	2,995,460	470,052
Advances to suppliers	400,186	351,475	55,154
Prepayments and other current assets, net	492,927	600,416	94,218
Total current assets	5,007,903	4,128,152	647,796
Non-current assets
Property and equipment, net	73,027	41,319	6,484
Restricted cash	3,846	597	94
Investments in equity investees	57,189	28,477	4,469
Deferred tax assets	82,896	242,211	38,007
Goodwill	807	807	127
Operating lease right-of-use assets	105,938	20,809	3,265
Other non-current assets	10,817	8,506	1,335
Total non-current assets	334,520	342,726	53,781
Total assets	5,342,423	4,470,878	701,577
LIABILITIES
Current liabilities
(including current liabilities of the VIEs and VIE’s subsidiaries without recourse to the Company amounting to RMB1,369,895 and RMB1,045,107 as of December 31, 2020 and 2021, respectively) (Note 1)
Short-term borrowings and current portion of long-term borrowings	191,289	32,941	5,169
Accounts payable	348,154	409,519	64,262
Amounts due to related parties	62	—	—
Advances from customers	96,134	197,076	30,926
Income tax payable	77,361	38,337	6,016
Accrued expenses and other current liabilities	742,365	623,475	97,836
Deferred revenue	221,704	20,186	3,168
Operating lease liabilities	40,204	13,721	2,153
Total current liabilities	1,717,273	1,335,255	209,530
Non-current liabilities
(including non-current liabilities of the VIEs and VIE’s subsidiaries without recourse to the Company amounting to RMB69,006 and RMB7,539 as of December 31, 2020 and 2021, respectively) (Note 1)
Long-term borrowings	1,128,004	1,348,046	211,538
Operating lease liabilities	70,427	7,946	1,247
Long-term liabilities	109,493	—	—
Total non-current liabilities	1,307,924	1,355,992	212,785

Total liabilities	3,025,197	2,691,247	422,315
Commitments and contingencies (Note 26)
Mezzanine Equity
Redeemable non-controlling interest	10,010	10,300	1,616
Total mezzanine equity	10,010	10,300	1,616
Shareholders’ Equity
Class A ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 29,272,306 shares issued and 28,754,852 shares outstanding as of December 31, 2020 and 2021)	198	198	31
Class B ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 6,571,429 shares issued and outstanding as of December 31, 2020 and 2021; each Class B ordinary shares is convertible into one Class A ordinary share)	41	41	6
Treasury shares (517,454 Class A ordinary shares as of December 31, 2020 and 2021, at cost)	(71,018)	(71,018)	(11,144)
Additional paid-in capital	3,560,008	3,558,821	558,457
Accumulated losses	(1,206,436)	(1,772,189)	(278,096)
Accumulated other comprehensive income	35,923	64,739	10,159
Total equity attributable to ordinary shareholders	2,318,716	1,780,592	279,413
Non-redeemable non-controlling interest	(11,500)	(11,261)	(1,767)
Total Shareholders’ Equity	2,307,216	1,769,331	277,646
Total liabilities, mezzanine equity and shareholders’ equity	5,342,423	4,470,878	701,577

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2(e))
Revenues:
Merchandise sales	6,609,874	5,790,248	2,986,044	468,575
Marketplace and other services	235,706	229,433	145,580	22,845
Total revenues	6,845,580	6,019,681	3,131,624	491,420
Cost of revenues	(5,648,633)	(5,138,285)	(3,013,467)	(472,878)
Gross profit	1,196,947	881,396	118,157	18,542
Operating expenses:
Fulfillment expenses	(190,503)	(185,473)	(125,170)	(19,642)
Marketing expenses	(480,442)	(279,207)	(214,299)	(33,628)
Technology and content development expenses	(101,477)	(113,542)	(100,136)	(15,714)
General and administrative expenses	(208,052)	(267,841)	(299,101)	(46,935)
Total operating expenses	(980,474)	(846,063)	(738,706)	(115,919)
Income (loss) from operations	216,473	35,333	(620,549)	(97,377)
Other income (expenses):
Interest income	9,420	4,851	843	132
Interest expenses	(118,867)	(129,276)	(138,927)	(21,801)
Foreign currency exchange (losses) gain	(3,426)	(5,446)	128	20
Change in fair value of financial instruments	20,660	938	—	—
Others	68,837	12,786	23,690	3,717
Income (loss) before income tax	193,097	(80,814)	(734,815)	(115,309)
Income tax (expenses) benefit	(31,426)	(6,603)	169,083	26,533
Net income (loss)	161,671	(87,417)	(565,732)	(88,776)
Less: Gain (loss) attributable to redeemable non-controlling interest	1,120	1,165	(120)	(19)
Less: Gain (loss) attributable to non-redeemable non-controlling interest	5,499	(16,718)	(359)	(56)
Net income (loss) attributable to Secoo Holding Limited	155,052	(71,864)	(565,253)	(88,701)
Accretion to redeemable non-controlling interest redemption value	(629)	(500)	(500)	(78)
Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	154,423	(72,364)	(565,753)	(88,779)
Net income (loss)	161,671	(87,417)	(565,732)	(88,776)
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	(19,955)	62,189	29,324	4,602
Total other comprehensive (loss) income, net of income taxes	(19,955)	62,189	29,324	4,602
Comprehensive income (loss)	141,716	(25,228)	(536,408)	(84,174)
Less: Comprehensive income attributable to redeemable non-controlling interest	1,121	186	290	46
Less: Comprehensive income (loss) attributable to non-redeemable non-controlling interest	5,671	(15,973)	239	38
Comprehensive income (loss) attributable to ordinary shareholders of Secoo Holding Limited	134,924	(9,441)	(536,937)	(84,258)
Net income (loss) per Class A and Class B ordinary share
—Basic	6.15	(2.36)	(16.02)	(2.51)
—Diluted	5.89	(2.36)	(16.02)	(2.51)
Weighted average number of Class A and Class B ordinary shares outstanding used in computing net income (loss) per share
—Basic	25,122,199	30,629,608	35,326,281	35,326,281
—Diluted	26,221,104	30,629,608	35,326,281	35,326,281

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share data)

									Accumulated
									Other	Total
							Additional		comprehensive	shareholder’s	Non-redeemable	Total
	Class A ordinary		Class B ordinary				paid-in	Accumulated	(loss)	(deficit)	non-controlling	(deficit)
	shares		shares		Treasury Shares		capital	losses	income	equity	interest	equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2019	19,068,224	126	6,571,429	41	(517,454)	(71,018)	2,839,342	(1,280,753)	(6,373)	1,481,365	20,561	1,501,926
Net income for the year	—	—	—	—	—	—	—	155,052	—	155,052	5,499	160,551
Share-based compensation	—	—	—	—	—	—	8,803	—	—	8,803	—	8,803
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	1,751	1,751
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(629)	—	(629)	—	(629)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(20,127)	(20,127)	172	(19,955)
Balance as of December 31, 2019	19,068,224	126	6,571,429	41	(517,454)	(71,018)	2,848,145	(1,126,330)	(26,500)	1,624,464	27,983	1,652,447
Cumulative effect of adopting ASU 2016-13	—	—	—	—	—	—	—	(7,742)	—	(7,742)	(1)	(7,743)
Issuance of Class A ordinary shares pursuant to share purchase agreement with Qudian Inc., net of issuance cost	10,204,082	72	—	—	—	—	703,702	—	—	703,774	—	703,774
Net loss for the year	—	—	—	—	—	—	—	(71,864)	—	(71,864)	(16,718)	(88,582)
Share-based compensation	—	—	—	—	—	—	8,161	—	—	8,161	—	8,161
Change of the capital from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	—	346	346
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(22,876)	(22,876)
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(500)	—	(500)	—	(500)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	62,423	62,423	(234)	62,189
Balance as of December 31, 2020	29,272,306	198	6,571,429	41	(517,454)	(71,018)	3,560,008	(1,206,436)	35,923	2,318,716	(11,500)	2,307,216
Net loss for the year	—	—	—	—	—	—	—	(565,253)	—	(565,253)	(359)	(565,612)
Share-based compensation	—	—	—	—	—	—	2,286	—	—	2,286	—	2,286
Disposal of a equity investee	—	—	—	—	—	—	(3,473)	—	—	(3,473)	—	(3,473)
Redeemable non-controlling interest redemption value accretion	—	—	—	—	—	—	—	(500)	—	(500)	—	(500)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	28,816	28,816	598	29,414
Balance as of December 31, 2021	29,272,306	198	6,571,429	41	(517,454)	(71,018)	3,558,821	(1,772,189)	64,739	1,780,592	(11,261)	1,769,331
US$ (Note 2(e))	—	31	—	6	—	(11,144)	558,457	(278,096)	10,159	279,413	(1,767)	277,646

The accompanying notes are an integral part of these consolidated financial statements.

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net income (loss)	161,671	(87,417)	(565,732)	(88,776)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Share-based compensation	8,803	8,161	2,286	359
Inventory write-downs	14,273	64,245	469,644	73,697
Depreciation and amortization expenses	25,417	24,801	24,500	3,845
Amortization of the right-of-use assets	28,549	42,503	37,868	5,942
Loss on disposal of property and equipment	403	898	15,714	2,466
Unrealized foreign currency exchange losses	1,270	—	—	—
Deferred tax (benefits) expenses	(55,771)	23,443	(170,376)	(26,736)
Allowance for doubtful accounts/expected credit losses	8,731	83,587	70,912	11,127
Share of losses on investment in equity investees	762	119	70	11
Change in fair value of financial instruments	(20,660)	(938)	—	—
(Gain) Loss from disposal of subsidiaries	(13,531)	12,575	—	—
Loss (gain) on disposal equity investees and investment security	—	164	(1,674)	(263)
Amortization of issuance costs of convertible note	14,598	20,478	13,741	2,156
Accrued interest expenses for convertible notes	—	—	108,263	16,989
Impairment for equity investees	—	—	26,275	4,123
Changes in operating assets and liabilities:
Accounts receivable	(11,264)	19,180	81,034	12,716
Inventories	(969,470)	(699,171)	(178,816)	(28,060)
Advance to suppliers	97,384	(74,194)	43,976	6,901
Amount due from related parties	2,105	30	—	—
Prepayments and other assets	(283,181)	(160,875)	(174,303)	(27,352)
Other non-current assets	(6,129)	1,516	8,011	1,257
Accounts payable	58,000	(209,108)	70,845	11,117
Advance from customers	(12,432)	42,514	100,942	15,840
Accrued expenses and other liabilities	594,425	(136,369)	(95,380)	(14,967)
Deferred revenue	35,487	123,739	(201,518)	(31,623)
Operating lease right-of-use assets	(6,140)	(6,274)	(3,565)	(559)
Operating lease liabilities	(29,176)	(24,604)	(38,137)	(5,985)
Income tax payable	63,337	(12,205)	(26,041)	(4,085)
Long-term liabilities	48,217	41,314	—	—
Net cash used in operating activities	(244,322)	(901,888)	(381,461)	(59,860)
Cash flows from investing activities:
Purchase of land use right	—	—	(6,300)	(989)
Purchase of property and equipment	(35,416)	(17,194)	(7,606)	(1,193)
Cash paid for investment in equity investees	(43,780)	—	(250)	(39)
Cash paid for business combination, net of cash acquired	(1,911)	(4,043)	—	—
Cash decreased due to disposal of subsidiaries	(3,230)	(3,129)	—	—
Proceeds from disposal of a subsidiary	—	10,000	—	—
Purchase of equity securities and put option	(2,375)	—	—	—
Proceeds from maturity of time deposits	67,335	—	—	—
Proceeds from disposal of investment securities	35,942	2,029	—	—
Proceeds from disposal of investment in equity investees	—	12,000	—	—
Net cash provided by/(used in) investing activities	16,565	(337)	(14,156)	(2,221)
Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares to Qudian Inc., net of issuance cost	—	703,774	—	—
Capital injection from non-controlling interests	—	346	—	—
Repayment to related parties	(724)	(426)	(62)	(10)
Proceeds from short-term borrowings	183,609	146,000	40,000	6,277
Proceeds from long-term borrowings	30,000	—	—	—
Repayment of short-term borrowings	(183,707)	(130,000)	(177,559)	(27,863)
Repayment of long-term borrowings	(4,324)	(14,211)	(15,789)	(2,478)
Proceeds from other borrowings	247,500	—	10,000	1,569
Repayment of other borrowings	(218,000)	—	(15,000)	(2,353)
Net cash provided by /(used in) financing activities	54,354	705,483	(158,410)	(24,858)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,132	(27,790)	(4,661)	(731)

Net decrease in cash, cash equivalents and restricted cash	(172,271)	(224,532)	(558,688)	(87,670)
Cash, cash equivalents and restricted cash at the beginning of the year	1,126,407	954,136	729,604	114,491
Cash, cash equivalents and restricted cash at the end of the year	954,136	729,604	170,916	26,821
Supplemental information
Interest paid	56,510	59,329	15,213	2,387
Income tax paid	41,656	10,726	27,333	4,289
ROU assets obtained in exchange for new operating lease liabilities	138,049	6,274	3,565	559
Receivable from disposal of a subsidiary	10,000	2,143	2,143	336
Accrual for purchase of property and equipment	8,356	—	—	—
Accrual for business acquisition (Note 5)	697	—	—	—
Consideration payable for acquiring equity interests	1,992	1,000	—	—

SECOO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

The following table provides a reconciliation of cash and cash equivalents, restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash and cash equivalents	709,823	639,932	156,108	24,497
Restricted cash, current	240,741	85,826	14,211	2,230
Restricted cash, non-current	3,572	3,846	597	94
Total cash, cash equivalents and restricted cash	954,136	729,604	170,916	26,821

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

The Company is a Cayman Islands holding company with no equity ownership in its VIEs and the Company conduct its operations in China primarily through its PRC subsidiaries, its VIEs and their subsidiaries. The Company has maintained contractual arrangements with its VIEs. Investors in its Class A ordinary shares or the ADSs thus are not purchasing equity interest in its VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the Company’s contractual arrangements with its VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, the Company could be subject to severe penalties or be forced to relinquish its interests in those operations. The Company may not be able to repay the notes and other indebtedness, and its shares may decline in value or become worthless, if the Company is unable to assert its contractual control rights over the assets of its VIEs, which contribute to 91.7%, 86.3% and 85.0% of its revenues in 2019, 2020 and 2021, respectively. Its holding company in the Cayman Islands, its VIEs, and investors of the Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with its VIEs and, consequently, significantly affect the financial performance of its VIEs and the Company as a whole.

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

The equity interests of VIEs are legally held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as nominee equity holders on behalf of the Group. Mr. Richard Rixue Li is also director of the Group. Mr. Richard Rixue Li and Ms. Zhaohui Huang each holds 82.0% and 0.2% of the total voting rights of the Company as of December 31, 2021, respectively, assuming the exercise of all outstanding options held by Mr. Richard Rixue Li and Ms. Zhaohui Huang as of such date. The Group cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Group or such conflicts will be resolved in the Group’s favor. Currently, the Group does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Group, except that Kutianxia could exercise the purchase option under the exclusive option agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIEs to a PRC entity or individual designated by the Group. The Group relies on the nominee equity holders, who are both the Group’s directors and who owe a fiduciary duty to the Group, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the Group and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Group and the nominee equity holders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of the Group’s business and subject the Group to substantial uncertainty as to the outcome of any such legal proceedings.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Description of Business and Organization (Continued)

The following consolidated assets and liabilities information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2020 and 2021, and consolidated operating results and cash flows information for the years ended December 31, 2019, 2020 and 2021, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	604,154	152,871
Restricted cash	1,002	14,211
Accounts receivable, net	97,209	6,467
Inventories	3,207,836	2,938,953
Advances to suppliers	312,907	291,892
Prepayments and other current assets	432,970	568,375
Total current assets	4,656,078	3,972,769
Property and equipment, net	50,650	25,269
Restricted cash	3,846	597
Investments in equity investees	16,556	12,538
Deferred tax assets	57,102	222,545
Goodwill	807	807
Operating lease right-of-use assets	102,188	19,284
Other non-current assets	8,600	1,506
Total non-current assets	239,749	282,546
Total assets	4,895,827	4,255,315
Short-term borrowings and current portion of long-term borrowings	191,289	32,941
Accounts payable	174,583	239,404
Amount due to intercompany	3,272,486	3,555,674
Amount due to related parties	62	—
Advances from customers	55,002	183,858
Income tax payable	66,813	32,561
Accrued expenses and other current liabilities	623,632	523,599
Deferred revenue	221,595	20,186
Operating lease liabilities	36,919	12,558
Total current liabilities	4,642,381	4,600,781
Operating lease liabilities	69,006	7,539
Total non-current liabilities	69,006	7,539
Total liabilities	4,711,387	4,608,320

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Total revenues	6,277,535	5,195,430	2,662,614
Net income (loss)	182,443	(50,327)	(525,174)
Net cash provided by (used in) operating activities	290,615	(900,928)	(29,233)
Net cash used in investing activities	(51,679)	(39)	(5,582)
Net cash provided by (used in) financing activities	54,452	670,256	(406,518)
Effect of exchange rate changes on Cash, cash equivalents and restricted cash	—	—	10
Net increase (decrease) in cash, cash equivalents and restricted cash	293,388	(230,711)	(441,323)
Cash, cash equivalents and restricted cash at the beginning of the year	546,325	839,713	609,002
Cash, cash equivalents and restricted cash at the end of the year	839,713	609,002	167,679

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies

(a)   Basis of Presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)   Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries for which the Company or its subsidiary is the primary beneficiary.

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

(c)   Liquidity

The Group experienced net loss of RMB87,417 and RMB565,732 for the years ended December 31, 2020 and 2021, respectively, and negative cash flows from operating activities of approximately RMB244,322, RMB901,888 and RMB381,461 for the years ended December 31, 2019, 2020 and 2021, respectively. The major source of liquidity to support the Group’s operating cash outflow is from cash flow providing by financing activities, which were cash inflow of RMB54,354 and RMB705,483 for the years ended December 31, 2019 and 2020, respectively, and RMB158,410 cash outflow for the year ended December 31, 2021. As of December 31, 2021, the Group had cash position of RMB170,916, working capital of RMB2,792,897, and accumulated deficit of RMB1,772,189. On August 8, 2021, the Company’s US$175,000 convertible note matured without any redemption, repurchase or conversion. These adverse conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern.

On March 4, 2022, the Company and Great World entered into a refinancing agreement. Pursuant to the refinancing agreement, the Company and Great World have agreed to refinance the convertible note. On April 19, 2022, the Company issued the New Note to Great World to replace the convertible note (see Note 13).

Based on cash flows projection from operating and financing activities and existing balance of cash and cash equivalents, and the refinancing arrangement for the convertible note, management is of the opinion that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. If the Group encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing the Group’s business development activities, suspending the pursuit of its business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that the Group will raise additional capital if needed.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(d)   Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the standalone selling prices of performance obligations of revenue contracts, sales returns, the allowance for credit losses of accounts receivable and prepayment and other current assets, fair values of put option, fair value of observable transaction for equity investment without readily determinable fair value, noncontrolling interests with respect to business combinations, share-based compensation, convertible note and warrant, useful life of long-lived assets, recoverability of the carrying value of goodwill, purchase price allocations, inventory write-downs for excess and obsolete inventories, realization of deferred tax assets, and forfeiture rates for share options granted. Actual results may differ materially from those estimates.

(e)   Foreign Currency

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated in United States of America is the United States dollars (“US$”). The functional currencies of the Company’s subsidiaries incorporated in Hong Kong Special Administrative Region (“HK” or “Hong Kong”), Italy, Japan and Malaysia are the Hong Kong dollars, the Euro dollars, the Japanese Yen and the Ringgit Malaysia, respectively. The functional currency of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gains (losses) in the consolidated statements of comprehensive income (loss).

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

The resulting foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income (loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statements of shareholders’ equity.

(f)   Convenience Translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(g)    Fair Value

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

The Group measures investment securities and contingent considerations at fair value on a recurring basis. Investment securities were measured at fair value using observable inputs.Contingent considerations were measured at fair value using unobservable inputs. As of December 31, 2020 and 2021, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Long-term financial asset of the Group is restricted cash recognized in non-current assets. As of December 31, 2020 and 2021, the carrying values of restricted cash recognized in non-current assets approximated to their fair values as the interest rates approximate the rates in the market.

Long-term financial liabilities of the Group are long-term loans, convertible note and contingent considerations (included in long-term liabilities). As of December 31, 2020 and 2021, the carrying values of long-term loans approximated to their fair values as the interest rates of the Group’s long-term loans approximate the rates currently offered by the banks for similar loans. The convertible note was initially recognized based on the relative fair value of the convertible note and warrant and subsequently measured at amortized cost using effective interest rate. The estimated fair values of the convertible note based on a market approach were approximately US$199,604 (equivalent to RMB1,302,416) and nil as of December 31,2020 and 2021, respectively, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). When determining the estimated fair value of the convertible note, the Company used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative from convertible note was nil as of December 31, 2020 and 2021.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(h)    Business Combination and Non-redeemable Non-controlling Interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded as gain or loss on the consolidated statements of operations and comprehensive loss.

For the Company’s majority-owned subsidiaries and consolidated VIEs, non-redeemable non-controlling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Group as the controlling shareholder. Non-redeemable non-controlling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

(i)    Investments

The Group’s investments consist of investment securities and investments in equity investees.

Investment securities

The Company’s investment securities represent equity securities traded publicly in the open market, which are measured at fair value with changes recorded in changes in fair value of financial instruments in the consolidated statements of comprehensive income (loss).

Investment in equity investees

Investment in equity investees represents the Group’s investments in privately held companies, which includes equity investments without readily determinable fair value and equity method investments.

Management regularly evaluates the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323 (“ASC 323”), “Investments-Equity Method and Joint Ventures”. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Group is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Group would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Group when determining whether an investment has been otherthantemporarilyimpaired, includes, but not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and nearterm prospect of the investee, and the Group’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

According to the above testing, no impairment losses for investments in equity investees were recognized during the years of 2019, and 2020. Impairment loss of RMB26,275 for investments in equity investees were recognized during the year of 2021.

(j)   Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash at bank and time deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(k)   Time Deposits

Time deposits represent deposits at banks with original maturities of more than three months but less than one year.

(l)   Restricted Cash

Restricted cash primarily represents cash deposited with a bank in conjunction with a borrowing from the bank, restricted in relation to legal proceedings, and deposits for maintain the travel agency license. Restriction on the use of such cash and the interest earned thereon is imposed by the bank and remains effective throughout the term of the bank borrowing or payables. The cash restricted for use longer than one year is classified as non-current assets in the consolidated balance sheets.

(m)    Adoption of ASU 2016-13

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The Group maintains an allowance for credit losses for accounts receivable and prepayments and other current assets, which is recorded as an offset to accounts receivable and prepayments and other current assets, and the estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of comprehensive income (loss). When similar risk characteristics exist, the Group assesses collectability and measure expected credit losses on a collective basis for a pool of assets, whereas if similar risk characteristics do not exist, the Group assesses collectability and measures expected credit losses on an individual asset basis. In determining the amount of the allowance for credit losses, the Group considers historic collection experience, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the customer’s ability to pay.

(n)    Accounts Receivable

Accounts receivable mainly represent amounts due from customers and installment payment by end customers with payment period within one year. Accounts receivable are recorded net of an allowance for doubtful accounts, if any.

Prior to January 1, 2020, the Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an account receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. RMB7,598 allowance for account receivable was provided as of December 31, 2019. RMB9,018 and RMB15,606 provision for credit loss were provided as of December 31, 2020 and 2021, respectively.

Starting from January 1, 2020, accounts receivables are recognized and carried at the original invoiced amount less an allowance for credit losses. An estimate for the allowance for credit losses is discussed above (“Adoption of ASU 2016-13”). The receivable balances are written off when they are deemed uncollectible.

(o)    Transfer of financial assets

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

Beginning August 2019, the Group entered into periodically arrangements with one third-party non-financial institution to transfer the Group’s accounts receivables arising from consumer financing. The transfers of accounts receivables meet the criteria as defined in the ASC 860 and therefore are derecognized in the consolidated balance sheet. In 2019, RMB87,160 consumer accounts receivables financial assets were derecognized through the sales type arrangements. Proceeds from the derecognition were RMB87,160. The investor has no recourse to the Group if the underlying consumers fail to pay amounts contractually on due. No such transaction was recognized in 2020 and 2021.

(p)    Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. Inventory is written down for damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and the sales promotion. Write downs are recorded in cost of revenues in the consolidated statements of comprehensive income (loss). Inventory write-downs of RMB64,245 and RMB469,644 were recognized in the years of 2020 and 2021, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(q)   Property and Equipment, net

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

(r)    Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity in a business combination. Goodwill is not amortized but is tested for impairment on December 31 annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required.

On January 1, 2020, the Group adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of each reporting unit is in excess of its carrying amount as of December 31, 2021. Therefore, no impairment loss was recorded for the year ended December 31, 2019, 2020 and 2021.

(s)    Impairment of Long-lived Assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2019, 2020 and 2021.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(t)    Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases, which specifies the accounting for leases. Earlier application is permitted for all entities as of February 25, 2016, the issuance date of the final standard. The Group adopted ASC 842 on January 1, 2019, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the years presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and years presented in the financial statements.

The Group has applied the practical expedient to not recognize short-term leases with lease terms of one year or less.The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.

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

(u)   Value Added Taxes

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

(v)   Revenue

Revenues are generated primarily from merchandise sales, marketplace services and other services.

The Group adopted ASC 606 — “Revenue from Contracts with Customers” for all years presented.Under ASC 606, the Company recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties.

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

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Consideration from merchandise sales is recorded net of value-added tax, discounts and return allowances. Return allowances of RMB2,345 and RMB117 as of December 31, 2020 and 2021, respectively, which reduce revenue, are estimated based utilizing the most likely amount method based on historical data and updated at the end of each reporting period.

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The amounts of revenue recognized during the years ended December 31, 2019, 2020 and 2021 from the opening balance of deferred revenue as of January 1, 2019, 2020 and 2021, was RMB54,948, RMB96,779 and RMB220,496,respectively. The remaining performance obligation is expected to be recognized as revenue within the next 12 months.

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

(w)   Customer Loyalty Program

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

(x)   Cost of Revenues

Cost of revenues primarily consist of cost of merchandise sold and inventory write-downs, repair and maintenance staff payroll and related depreciation and amortization. Payment processing, packaging material and product delivery costs are classified as fulfillment expenses in the consolidated statements of comprehensive income (loss). Inventory write-downs of RMB64,245 and RMB469,644 were recognized in the years of 2020 and 2021, respectively.

(y)    Fulfillment Expenses

Fulfillment expenses represent packaging material costs and those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and collecting payments from customers and responding to inquiries from customers. Fulfillment expenses also include amounts payable to third parties that assist the Group in payment collections and product deliveries. Shipping costs included in fulfillment expenses were RMB63,247, RMB51,730 and RMB29,083 for the years ended December 31, 2019, 2020 and 2021, respectively.

(z)    Marketing Expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for personnel engaged in marketing activities. Advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received. The advertising expenses were RMB183,744, RMB119,881and RMB86,714 for the years ended December 31, 2019, 2020 and 2021, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(aa)    Technology and Content Development Expenses

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

(bb)   General and Administrative Expenses

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

(cc)    Share-based Compensation

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(dd)   Employee Benefits

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries in China participate in a government mandated, multi employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. For its employees in the PRC, the Group has participated in defined contribution benefit plans and social insurance plans organized by the relevant local governmental authorities. For its employee in Hong Kong, the Group participates in the mandatory provident fund scheme with contributions calculated in accordance with the provisions under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong). The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive income (loss) amounted to RMB75,922, RMB43,747 and RMB40,683 for the years ended December 31, 2019, 2020 and 2021, respectively.

(ee)   Subsidy Income

Subsidy income represent amounts granted by local government authorities as an incentive for companies to promote and develop. Subsidy income received by the Group were nonrefundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized as others in the accompanying consolidated statements of comprehensive income (loss) amounted to RMB54,751, RMB24,324 and RMB20,260 in the Company’s consolidated statements of comprehensive income (loss) for the years ended December 31, 2019, 2020 and 2021, respectively.

(ff)    Taxation

Income Tax

Current income taxes are provided on the basis of income (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive income (loss). The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2019, 2020 and 2021, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(gg)    Disposal of Subsidiary

The Group accounts for the disposal of a subsidiary when it ceases to control the subsidiary’s assets and liabilities. A gain or loss is recognized and measured as the difference between the fair value of consideration received or to be received and the value of assets, liabilities and equity components de-recognized, related to that subsidiary when deconsolidated.

(hh)    Redeemable Non-controlling Interest

The redeemable non-controlling interest was recorded outside of permanent equity on the consolidated balance sheets and initially recorded at the carrying value. The redeemable non-controlling interest is carried at the expected redemption value.

(ii)    Treasury Shares

Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired share is recorded as treasury share.

(jj)    Net income (loss) per Share

Basic net income (loss) per Class A and Class B share is computed by dividing net income (loss) attributable to holders of Class A and Class B ordinary shares, considering the accretions to redemption value of the preferred shares and accretions to redemption value of the redeemable non-controlling interest, by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income (loss) is allocated between Class A and Class B ordinary shares and other participating securities based on their participating rights. Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to Class A and Class B ordinary shareholders, as adjusted for the accretion and allocation of net income (loss) related to the preferred shares and accretion related to redeemable non-controlling interest, if any, by the weighted average number of Class A and Class B ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible note, exercise of the warrant using the if-converted method, unvested restricted shares and Class A ordinary shares issuable upon the exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive.

(kk)    Statutory Reserves

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

For the years ended December 31, 2019, 2020 and 2021, appropriations of RMB908, RMB1,394 and RMB5,877, respectively, were made to the statutory reserve by the Group’s wholly foreign owned PRC subsidiaries, VIEs and VIEs’ subsidiaries.

(ll)    Segment Reporting

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

(mm)    Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individual or corporation entities.

(nn)    Commitments and Contingencies

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

(oo)    Recently issued Accounting Pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. Concentration and Risk

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2019, 2020 and 2021.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2021, substantial all of the Group’s cash, cash equivalents and restricted cash were held by reputable financial institutions, of which RMB168,492 (as of December 31,2020: RMB700,530) were located in the PRC and RMB2,292 (as of December 31,2020: RMB21,593) were located in Hong Kong which management believes are of high credit quality and financially sound based on public available information.

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

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to such government controls and amounted to RMB612,888 and RMB168,163 as of December 31, 2020 and 2021, respectively. The value of the RMB is subject to changes in the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Interest rate risk

The Group’s short-term borrowings and current portion of long-term borrowings and long-term borrowing bear interests at fixed rates. If the Group were to renew these loans, the Group might be subject to interest rate risk.

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

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2020 and 2021, no assets and liabilities measured at fair value on a recurring basis.

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

		Contingent
	Put option	consideration
Balance as of January 1, 2019	7,898	(15,869)
Initial recognition	—	(697)
Payment during the year	—	1,344
Total gains/(losses) for the period included in earnings	633	(2,510)
Exercised during the year	(8,531)	—
Foreign currency translation	—	28
Balance as of December 31, 2019	—	(17,704)
Payment during the year	—	4,043
Total gain for the period included in earnings	—	938
Waived on disposal of subsidiaries (Note 17)	—	12,445
Foreign currency translation	—	278
Balance as of December 31, 2020 and 2021	—	—

The put option was valued as of December 31, 2018 using the Black-Scholes pricing model at the reporting date. The calculation was based on the exercise price, annual risk- free rate of 5.25%, dividend yield of 0% and volatility of 41.0%.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company measures its property and equipment, intangible assets, goodwill and investment in equity investees at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. No such impairment was recognized for the years ended December 31, 2019, 2020 and 2021.

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

Subsequent to the date of the Wang Pok and E-GO acquisition, the Company re-measured the estimated fair values of the contingent consideration at each reporting date. For the years ended December 31, 2019, 2020 and 2021, the Company recorded loss of RMB2,510, gain of RMB938 and nil respectively in fair value change of financial instruments in the Company’s consolidated statements of comprehensive income (loss) as a result of the Company’s re-measurement of the estimated fair value of the contingent consideration at the reporting date.

The excess of the total cash consideration, fair value of contingent consideration plus the fair value of non-controlling interest over the fair value of the net identifiable assets acquired was recorded as goodwill which is not amortized and not tax deductible. The Group recorded RMB20,413 and RMB2,825 of goodwill from Wang Pok and E-GO business acquisitions, respectively. Goodwill resulted from the above acquisitions was assigned to one single reporting unit. The goodwill has been waived at the disposal date.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6.  Investments

Investment securities

In March 2018, the Company subscribed for 8,000,000 of the ordinary shares of Sasseur and a put option (See Note 4) for a total consideration of approximately USD5,000 (equivalent to RMB31,393) upon its initial public offering. The related unrealized loss recognized in 2018 was RMB511 and was included in change in fair value of financial instruments in the consolidated statements of comprehensive income (loss). In March 2019, the Company sold all shares of the Singapore listed company and realized gain of RMB231 was recognized in 2019.

In August 2019, the Company invested in 9F Inc. with a total consideration of USD333 (equivalent to RMB2,375). As of December 31, 2019, the accumulated unrealized loss related to the investment in 9F Inc. was RMB57 and was included in change in fair value of financial instruments in the consolidated statements of comprehensive income (loss). In December 2020, the Company sold the investment in 9F Inc and realized loss of RMB132 and was included in “Others” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2020.

Investments in equity investees

Equity Method Investments

The Group has significant influence over these equity investments but does not own a majority equity interest or otherwise control and therefore accounted for these investments under equity method. As of December 31, 2020 and 2021, the Group’s investments accounted for under the equity method totaled RMB5,057 and RMB2,187, respectively.

For the year end December 31, 2021, the Group recognized its share of loss of equity method investments in the amount of RMB70 (2019 and 2020: share of loss of RMB762 and RMB119, respectively). No impairment was recorded for the years ended December 31, 2019, 2020 and 2021.

On April 26, 2019, the Company acquired 20% equity interest in Zhongfu for a cash consideration of RMB12,000. Investment in Zhongfu is accounted for using the equity method as the Group obtained significant influence by the right to nominate one board member out of five. In January 2020, the Group disposed 20% of its investment for cash consideration of RMB12,000. As the carrying amount of the investment was reduced to RMB10,921 from subsequent recognition of the Group’s share Zhongfu’s losses, the Group recognized a gain on disposal of RMB1,079 in “Others” in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2020.

Equity securities without readily determinable fair values

The Group does not have significant influence over these equity investments which do not have readily determinable market value. These investments were accounted as cost method investments prior to adopting ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Liabilities (“ASU 2016-01”). After adoption of ASU 2016-01 on January 1, 2018, the Group accounted for these investments using the Measurement Alternative. As of December 31, 2020 and 2021, the carrying amount of the Group’s equity investments using the Measurement Alternative was RMB52,132 and RMB26,290, respectively.

Investment in Spring Place One, Ltd. (“Spring Place”)

In January 2019, the Group entered into an agreement with Spring Place to acquire 44,115 common stock, which represented 1.37% equity interest of the investee, in exchange for a cash consideration of USD2,500 (equivalent to RMB17,187). The investment was classified as equity securities without readily determinable fair values. There is no orderly transaction for an identical or a similar investment in Spring Place for the year ended December 31, 2020 and 2021. As of December 31, 2020 and 2021, the carrying amount of investment in Spring Place was RMB16,312 and RMB15,940, respectively. No impairment on the investment was recognized for the year ended December 31, 2019, 2020 and 2021.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6.  Investments (Continued)

Investment in Yichun Guangyao Technology Co., Ltd. (“Guangyao”)

In April 2018, the Group entered into an agreement to set up an entity, Guangyao, which is incorporated in PRC. The Group was entitled to 19% of the outstanding ordinary shares of Guangyao, for a total consideration was RMB9,500. The consideration was paid to Guangyao in 2019. The investment was classified as equity securities without readily determinable fair values, as the Company does not have significant influence over Guangyao and because there is no readily determinable fair value. There is no orderly transaction for an identical or a similar investment in Guangyao for the year ended December 31, 2019, 2020 and 2021. No impairment on the investment was recognized for the year ended December 31, 2019, 2020 and 2021.

Investment in Trytry Global Inc. (“Trytry”)

In 2017, the Group entered into a share purchase agreement to acquire 20,000,000 Series Seed preferred shares of Trytry, in exchange for a cash consideration of RMB2,000. The consideration was paid to Trytry in 2019. In November 2018 and July 2019, Trytry entered into two new financing agreements with new investors and the Group. The Group subscribed for 711,462 Series A2 preferred shares issued by Trytry for a cash consideration of USD300 (equivalent to RMB2,093). After the new financing, the Group’s equity shares in Trytry was 14.56%. Since the investments in both Series Seed preferred shares and Series A2 preferred shares are not in-substance common stock and the Group does not have significant influence over Trytry, the investments were accounted as equity securities without readily determinable fair values. The new round of financing provided the observable price for the Group’s investment in Series Seed preferred shares and the Group engaged a third party appraiser to evaluate this investment in Series Seed preferred shares’s carrying amount based on the observable price, and recognized a gain of RMB22,363 from the change in fair value in 2019. In year 2021, the Group fully impaired its investment in Trytry. As of December 31, 2020 and 2021, the carrying amount of investment in Trytry at cost adjusted for observable price changes was RMB26,320 and nil, respectively.

7. Accounts Receivable, net

Accounts receivable, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable	108,246	26,088
Allowance for doubtful accounts	(9,018)	(15,606)
Accounts receivable, net	99,228	10,482

The movement of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	—	7,598	9,018
Charged for the year	7,598	1,420	6,588
Balance at the end of the year	7,598	9,018	15,606

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8. Inventories

	As of December 31,
	2020	2021
	RMB	RMB
Inventories	3,383,455	3,558,755
Inventory write-downs	(93,651)	(563,295)
Inventories, net	3,289,804	2,995,460

As of December 31, 2020 and 2021, inventories represented products, of which amounting to RMB260,677 and nil, were pledged to a domestic bank for bank loans (see Note 12). As of December 31, 2021, RMB38,461 of inventories were pledged to a third party.

9. Prepayments and Other Current Assets, net

	As of December 31,
	2020	2021
	RMB	RMB
Receivable from third-party payment platforms	452,927	618,476
Deposits	17,029	62,638
Prepaid expenses	12,796	10,605
Staff advances	2,339	1,773
Receivable from travel agencies	7,898	4,117
Others*	53,815	21,008
Prepayments and Other Current Assets	546,804	718,617
Allowance for doubtful accounts	(53,877)	(118,201)
Prepayments and Other Current Assets, net	492,927	600,416

* Others primarily represent receivable from disposal of a subsidiary, receivable from distributors, deductible input VAT and interest receivable.

The movement of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Beginning balance prior to ASC 326	—	1,133	—
Impact of adoption to ASC 326	—	7,757	—
Beginning balance	—	8,890	53,877
Additions charged to bad debt expense	1,133	82,167	64,324
Write-offs	—	(37,180)	—	*
Balance at the end of the year	1,133	53,877	118,201

* Write-offs primarily represent long-aged travel-related receivables, which management believes that it is more likely than not that those receivables will not be collectible in the foreseeable future.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. Property and Equipment, net

	As of December 31,
	2020	2021
	RMB	RMB
Electronic equipment	52,597	50,954
Software	37,763	38,972
Transportation equipment	4,241	4,237
Office equipment	8,021	7,267
Leasehold improvements	61,938	39,001
Total Property and Equipment	164,560	140,431
Accumulated depreciation	(91,533)	(99,112)
Total Property and Equipment, net	73,027	41,319

No impairment charges were recognized on fixed assets for the years ended December 31, 2019, 2020 and 2021, respectively.

Depreciation expenses were RMB23,306 , RMB23,178 and RMB24,500 for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, property and equipment amounting to RMB8,090 and nil, respectively, were pledged to a domestic bank for bank loans (see Note 12).

11.   Other Non-current Assets

	As of December 31,
	2020	2021
	RMB	RMB
Rental and other deposits	8,845	1,678
Prepaid expenses	1,373	528
Prepaid land use right	—	6,300
Others	599	—
Other Non-current Assets	10,817	8,506

12.   Short-term Borrowings and Current Portion of Long-term Borrowings

	As of December 31,
	2020	2021
	RMB	RMB
Bank loans	146,000	8,441
Other borrowings	29,500	24,500
Current portion of long-term borrowings (Note 13)	15,789	—
	191,289	32,941

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12.   Short-term Borrowings and Current Portion of Long-term Borrowings (Continued)

In August 2018, a subsidiary of Company entered into an amendment to the facility agreement with SPD Silicon Valley Bank Co., (“SPD”). Pursuant to the amendment, the facility in the amount of RMB50,000 was with an interest rate of 7.35% per annum and matured in May 2019. In May 2019, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2019. In August 2019, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in August 2020. In August 2020, the subsidiary repaid RMB50,000 under this facility, and concurrently entered into an amended facility agreement with SPD with maturity in May 2021 with an interest rate of 7.20%. In may 2021,the subsidiary repaid RMB50,000 under this facility. In addition, RMB260,677, RMB260,677 and nil of inventories and RMB11,366, RMB8,090 and nil of equipment were pledged to SPD as collaterals as of December 31, 2019,2020, and 2021,respectively. A guarantee was provided by the Company’s wholly-owned subsidiary in Hong Kong S.A.R. and the Company. Both of the original facility and amended facility agreements contain certain financial covenants. As of December 31, 2020 and 2021, the Group met the financial covenants. As of December 31, 2020 and 2021, the outstanding balances of the short-term under the facilities were RMB50,000 and nil, respectively.

During 2019, the subsidiary entered into four agreements with the third-party non-financial institution that permits the subsidiary to borrow short-term borrowings at the interest rate of 10%. The subsidiary received RMB100,000 and RMB118,000 in June 2019 and September 2019, with accounts receivable of RMB84,610 and RMB85,630 pledged to the third party as collaterals, respectively. The subsidiary repaid these borrowings in July 2019 and October 2019, respectively. No balance is outstanding as of December 31, 2019.

In December 2019, a subsidiary of the Group entered into a short-term borrowing agreement with a third-party non-financial institution and borrowed RMB29,500 with an interest rate of 9.5% per annum, a maturing term of six months. During 2020, the subsidiary repaid RMB15,000 under this loan agreement. As of December 31, 2020 and 2021, the outstanding balances of the short-term borrowing were RMB29,500 and RMB14,500, respectively.

In December 2019, a subsidiary of the Group entered into a loan agreement with Shanghai Pudong Development Bank Co., Ltd. and borrowed RMB80,000 with an interest rate of 3.92% per annum, a maturing term of one year. In December 2020, the subsidiary repaid RMB80,000 under this loan agreement, and concurrently renewed the loan agreement and borrowed RMB76,000. The loan had a maturity term of one year with interest rate of 3.8% per annum. In November 2021, the subsidiary repaid RMB76,000 under this loan agreement. As of December 31, 2020 and 2021, the outstanding balances of the short-term borrowing were RMB76,000 and nil, respectively. As of December 31, 2020 and 2021, a restricted cash deposit of RMB84,824 and nil were deposited to the bank for this borrowing, respectively.

During 2020, a subsidiary of the Group entered two one-year borrowing agreements with Shanghai Pudong Development Bank Co., Ltd at the interest rates from 3.92% to 4.35%. The subsidiary received RMB10,000 in October 2020 and RMB10,000 in December 2020. A guarantee was provided by Beijing Secoo. In October 2021 and December 2021, the subsidiary repaid RMB10,000 and RMB 1,559 under this loan agreement. As of December 31, 2020 and 2021, the outstanding balances of the short-term borrowing were RMB20,000 and RMB8,441, respectively.

In September 2021, a subsidiary of the Group entered into a short-term borrowing agreement with a third-party non-financial institution and borrowed RMB10,000 with an interest rate of zero, a maturing term of one month. As of December 31,2021, the outstanding balance of the short-term borrowing was RMB10,000.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. Long-term Borrowings, Excluding Current Portion

	As of December 31,
	2020	2021
	RMB	RMB
Convertible note	1,128,004	—
Other long-term borrowing	—	1,348,046
Long-term loans	15,789	—
Less: current portion (Note 12)	(15,789)	—
	1,128,004	1,348,046

Convertible note

The principal amount and unamortized discount/premium and debt issuance costs as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Principal amount	1,141,858	—
Unamortized debt discount and issuance costs	(13,854)	—
	1,128,004	—

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

The Holder may require the Company to repurchase all or portion of the Original Notes for cash on August 8, 2021, or upon a fundamental change (the “contingent put option upon fundamental change”), at a repurchase price equal to 1) the outstanding principal amount, plus 2) accrued and unpaid interest, and plus 3) an additional amount that shall, provide the Holder an internal rate of return of 8%. Additionally, pursuant to the agreement, if the EBITDA (as defined in the agreement) of the Company for the financial year ended on December 31, 2018, as determined based on the audited consolidated financial statements of the Company, is lower than US$40,000, the Holder have the right to require the Company to repurchase all or portion of the Notes for cash at a repurchase price to provide the Holder an internal rate of return of 12% (the “contingent put option upon performance failure”). As of December 31, 2018, the Company’s EBITDA (as defined in the agreement) exceeded the US$40 million requirement. There was no requirement of EBITDA (as defined in the agreement) for the years ended December 31, 2019, 2020 and 2021.

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

The issuance cost is amortized as interest expense using the effective interest rate method through the maturity date of the Original Note. As of December 31, 2019 and 2020, the principal amount was US$175,000 (equivalent to RMB1,220,835) and US$175,000 (equivalent to RMB1,141,858), respectively, unamortized debt discount and issuance cost was US$5,101 (equivalent to RMB35,586) and US2,123 (equivalent to RMB13,854), respectively, and net carrying amount was US$169,899 (equivalent to RMB1,185,249) and US$172,877 (equivalent to RMB1,128,004), respectively. The effective interest rate was 9.45% for the Original Note. For the year ended December 31, 2019,2020 and 2021, the Company recognized interest expenses related to the Original Note of RMB111,032, RMB117,149 and RMB79,271, respectively.

Restructuring of Convertible Note

The Original Note matured on August 8, 2021 without any redemption, repurchase or conversion.

On March 4, 2022, the Company and Great World entered into a refinancing agreement. Pursuant to the refinancing agreement, the Company and Great World have agreed to refinance the Original Note. On April 19, 2022, the Company issued the two-year guaranteed secured note to Great World with the principal amount of US$217,739 (equivalent to RMB1,387,563), or the New Note, to replace the Original Note. Also on April 19, 2022, each of the Company’s subsidiaries signed a guarantee agreement and a subordination agreement to secure the Company’s obligations under the New Note.

The Company and the Holder of the Original Note agreed that from the date the Original Note matured through the effective date of the New Notes, interest should be accrued at an effective interest rate of 10% per annum, compounded monthly on the basis of a 360-day year based on the principal of US$203,213. The Company accrued interest expenses of US$8,222(RMB52,423) from August 9, 2021 through December 31, 2021 the balance of US$211,538 (equivalent to RMB1,348,046) were recognized as other long-term borrowing in the balance sheet.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. Long-term Borrowings, Excluding Current Portion (Continued)

Long term loans

A subsidiary of the Group entered into an agreement with SPD for a long-term line of credit of RMB20,000 with a monthly payment from August 2017 to May 2019 at an interest rate of 6.75%. During 2017, 2018 and 2019, RMB4,611, RMB11,065 and RMB4,324 were repaid, respectively. In September 2019, the subsidiary drew down RMB30,000 with an interest rate of 7.25% per annum, a maturing term of two years. During 2020 and 2021, RMB14,211 and RMB15,789 were repaid. As of December 31, 2020 and 2021, the subsidiary met the financial covenants. As of December 31, 2020 and 2021, the outstanding balances of RMB15,789 and nil were included in short-term borrowings and current portion of long-term borrowings in the consolidated balance sheets.

As of December 31, 2021, the future principal payments for the Group’s long-term borrowings, including long-term loans and other long-term borrowing will be due according to the following payment schedule:

Principal amounts
RMB
2022	—
2023	—
2024	1,348,046
Total	1,348,046

14. Accrued Expenses and Other Current Liabilities

		As of December 31,
		2020	2021
		RMB	RMB
Interest payable	(i)	21,053	4,599
Payables to merchants		511,370	428,238
Accrual for salary, bonus and employee benefits		22,211	26,256
Advertising fees payable		19,216	7,122
Accrued expenses		22,008	23,970
Deposits from merchants		50,256	53,373
Other tax payable		95,322	73,029
Others		929	6,888
Accrued Expenses and Other Current Liabilities		742,365	623,475

(i)  The balance mainly includes the current portion of interest payable of convertible note (see Note 13).

15. Lease

The Group has operating leases mainly for offices, offline experience centers, customer service centers and logistics centers. The Group adopted ASC 842 effective January 1, 2019. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

Operating lease cost for the years ended December 31, 2019, 2020 and 2021 was RMB42,315, RMB56,841and RMB47,005, respectively, which excluded cost of short-term contracts. Short-term lease costs for the years ended December 31, 2019, 2020 and 2021 were RMB17,629, RMB6,916 and RMB3,327, respectively.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15. Lease (Continued)

A summary of supplemental information related to operating leases as of December 31, 2020 and 2021 is as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Operating lease ROU assets	105,938	20,809
Operating lease liabilities-current	40,204	13,721
Operating lease liabilities-non-current	70,427	7,946
Total operating lease liabilities	110,631	21,667
Weighted average remaining lease term	2.91	1.97
Weighted average discount rate	11.5%	9.3%

	For the year ended December 31,
	2020	2021
	RMB	RMB
Operating cash flows for operating leases	56,841	51,933
ROU assets obtained in exchange for new operating lease liabilities	6,274	3,565

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2021 is as follows:

As of December 31, 2021
RMB
2022	15,427
2023	4,924
2024	2,849
2025	763
Total lease payments	23,963
Less: interest	(2,296)
Present value of operating lease liabilities	21,667

As of December 31, 2021, the Group has no significant lease contract that has been entered into but not yet commenced.

16. Income Tax

a)     Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half of the current tax rate (8.25)% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong.

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

The components of income (loss) before income taxes are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cayman Islands	(75,926)	(29,736)	(119,601)
Hong Kong	68,578	(47,456)	5,633
PRC, excluding Hong Kong	179,803	1,930	(618,406)
Italy	20,012	(7,104)	(1,268)
Others	630	1,552	(1,173)
	193,097	(80,814)	(734,815)

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2021, the Company has not provided deferred tax liability on undistributed earnings of RMB85,645 generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred tax liability related to these earnings was RMB8,565.

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income (loss), which were attributable to the Group, are as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expenses	87,197	9,073	1,293
Deferred tax benefits	(55,771)	(2,470)	(170,376)
Income tax expenses (benefits)	31,426	6,603	(169,083)

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Income Tax (continued)

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Statutory income tax rate	25%	25%	25%
Increase (decrease) in effective income tax rate resulting from
Entities not subject to income tax	9.83%	(12.32)%	(4.07)%
Effect of PRC preferential tax rates and tax holiday	—	(18.79)%	1.24%
Tax rate differential	(2.83)%	2.21%	0.05%
Share-based compensation	1.11%	(2.19)%	(0.06)%
Non-deductive expense without tax invoice	2.08%	(1.09)%	(0.01)%
R&D surplus deduction	(5.41)%	7.97%	0.93%
Change in valuation allowance	(8.38)%	(11.89)%	(1.72)%
Others	(5.12)%	2.93%	1.65%
Effective income tax rate	16.28%	(8.17)%	23.01%

b)    Deferred tax assets and liability

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Inventory write-downs	23,040	140,332
Net operating loss carry forwards	53,115	91,042
Advertisement expenses	1,362	709
Allowance for doubtful accounts	14,983	32,373
Lease liability	26,226	5,064
Valuation allowance	(9,604)	(22,245)
Total deferred tax assets, net	109,122	247,275

Deferred tax liabilities
Right of use assets	26,226	5,064
Total deferred tax liabilities	26,226	5,064
Net deferred tax assets	82,896	242,211
Net deferred tax liabilities	—	—

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

As of December 31, 2019, nil valuation allowance was provided for the Group and some subsidiaries. As of December 31, 2020 and 2021, the valuation allowance of RMB9,604 and RMB22,245 were primarily provided for the deferred income tax assets of a certain subsidiary, which was not estimated to generate enough future taxable income to utilize its some portion or all of the benefits of the deferred tax assets.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16. Income Tax (Continued)

As of December 31, 2021, the Group had net operating loss carry forwards of approximately RMB7,309 attributable to the Hong Kong subsidiary, RMB521,545 attributable to the PRC subsidiaries, VIEs and VIEs’ subsidiaries and RMB12,697 attributable to other subsidiaries. The tax losses in the PRC can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2020 and thereafter. The tax losses in Hong Kong and Singapore can be carried forward without an expiration date.

The changes in valuation allowance for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	19,851	—	9,604
Additions	—	9,604	12,641
Reversals	(19,851)	—	—
Balance at the end of the year	—	9,604	22,245

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIEs, and the subsidiaries of the VIEs for the years from 2016 to 2021 are open to examination by the PRC tax authorities.

17. Disposal subsidiaries

On July 1, 2020 the Group sold its 51% share in its subsidiary E-GO to the minority shareholders for a consideration (to be received) of HKD2,346 (equivalent to RMB2,143). Concurrently, the contingent consideration from E-GO business acquisition has been waived. As the disposal date, the fair value of the contingent consideration was HKD366 (equivalent to RMB334). The Group derecognized the assets and liabilities and recorded a loss of RMB999 in “Others” in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2020.

On October 1, 2020 the Group sold its 51% share in its subsidiary Wang Pok to the minority shareholders with no consideration. Concurrently, the contingent consideration from Wang Pok business acquisition has been waived. As the disposal date, the fair value of the contingent consideration was HKD16,283 (equivalent to RMB14,308). The Group derecognized the assets and liabilities and recorded a loss of RMB11,576 in “Others” in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2020.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18. Redeemable Non-controlling Interest

The movement in the carrying value of the redeemable non-controlling interests is as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance as of January 1	7,587	9,337	10,010
Cumulative effect of adopting ASU 2016-13	—	(14)	—
Gain (loss)	1,120	1,165	(120)
Accretion of redeemable non-controlling interest	629	500	500
Foreign currency translation adjustment, net of nil income taxes	1	(978)	(90)
Balance as of December 31	9,337	10,010	10,300

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

The redeemable non-controlling interest was recorded outside of permanent equity on the consolidated balance sheets and initially recorded at the carrying value of RMB5,000. The redeemable non-controlling interest is carried at the expected redemption value. As of December 31, 2021, the redeemable non-controlling interest was currently redeemable at the option of the non-controlling shareholder.

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

As of December 31, 2020 and 2021, there were 28,754,852 and 6,571,429 Class A and Class B ordinary shares outstanding.

As of December 31, 2020 and 2021, all Class B ordinary shares were held by the Chairman and CEO of the Group.

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

On April 30, 2020, the Board of the Company approved a share repurchase program that the Company is authorized to repurchase its own Class A ordinary shares in the form of American Depositary Shares with an aggregate value of up to US$20,000 over the following 12 months. The share repurchases may be made on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable laws and regulation. During the year ended December 31, 2020 and 2021, nil shares were repurchased by the Company.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation

Stock Option Plan

In 2017, the Company adopted a 2017 Employee Stock Incentive Plan (“2017 Plan”), which has replaced all of the 2014 Employee Stock Incentive Plan (“2014 Plan”) in its entirety. The awards granted and outstanding under the 2014 Plan has survived the termination of the 2014 Plan and remains effective and binding under the 2014 Plan. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,307,672 Class A ordinary shares. The 2017 Plan is valid and effective for a term of ten years commencing from its adoption. Stock options granted to an employee under the 2017 Plan will vest upon the employee renders service to the Company in accordance with a stipulated service schedule starting from the employee’s date of employment. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service. The following table sets forth the stock options activity for the year ended December 31, 2021:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Number of	price	contractual	value
	shares	US$	term	US$
Outstanding as of January 1, 2021	1,135,317	0.001
Granted	20,000	0.001
Forfeited	(28,927)	0.001
Outstanding as of December 31, 2021	1,126,390	0.001	4.81	1,080
Vested and expected to vest as of December 31, 2021	1,117,669	0.001	4.78	1,072
Exercisable as of December 31, 2021	1,102,365	0.001	4.72	1,057

Options granted to employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2019	2020	2021

Expected volatility	48.70%~52.67%	52.70%~68.78%	65.96%
Risk-free interest rate (per annum)	1.58%~2.41%	0.16%~0.23%	0.25%
Exercise multiple	2.2	2.2	2.2
Expected dividend yield	0%	0%	0%
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of option grants (per share)	US$11.779~17.519	US$6.459~7.519	US$4.92

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

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation (Continued)

The fair value of options granted to employees for the years ended December 31, 2019, 2020 and 2021 amounted to RMB14,734, RMB74 and RMB98, respectively. For the options granted to the employees before the Group’s IPO, the exercisability was dependent upon the Company’s IPO, and it was not probable that this performance condition could be achieved until the IPO was effective. Compensation expense of RMB31,200 relating to those options was recorded immediately on September 21, 2017. The options granted to the employees after the Group’s IPO are subject to service conditions, for the years ended December 31, 2019, 2020 and 2021. The Company recognized RMB8,803, RMB8,161 and RMB2,286 as share based compensation expenses relating to the stock option plan.

	For the years ended December 31,
	2019	2020	2021

Fulfillment expenses	283	429	159
Marketing expenses	4,627	4,859	1,289
Technology and content development expenses	424	364	(11)
General and administrative expenses	3,469	2,509	849
Total share-based compensation expense	8,803	8,161	2,286

As of December 31, 2021, RMB635 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 2.06 years.

22. Revenue

The following table presents revenue disaggregation by types of products:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Merchandise sales
Watches	1,218,573	1,034,461	176,958
Bags	1,518,841	1,119,800	400,218
Clothing, Footwear and Accessories	2,444,133	2,044,598	1,651,758
Jewelleries	1,043,535	764,321	320,690
Other products	384,792	827,068	436,420
Total merchandise sales	6,609,874	5,790,248	2,986,044
Marketplace and other services:
Marketplace services	182,895	200,051	116,026
Other services	52,811	29,382	29,554
Total marketplace and other services:	235,706	229,433	145,580
Total revenues	6,845,580	6,019,681	3,131,624

The following table summarizes the Group’s revenues from the following geographic areas:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC, excluding Hong Kong	5,880,969	5,220,524	2,738,637
Hong Kong	952,508	789,667	387,163
Others	12,103	9,490	5,824
Total revenues	6,845,580	6,019,681	3,131,624

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. Net income (loss) per Share

The following table sets forth the basic and diluted net income (loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to Secoo Holding Limited	155,052	(71,864)	(565,253)
Accretion to redeemable non-controlling interest redemption value	(629)	(500)	(500)
Numerator for basic and diluted net income (loss) per share calculation	154,423	(72,364)	(565,753)
Denominator:
Weighted average number of ordinary shares	25,122,199	30,629,608	35,326,281
Denominator for basic net income (loss) per share calculation	25,122,199	30,629,608	35,326,281
Adjustment for diluted stock options	1,098,905	—	—
Denominator for diluted net income (loss) per share calculation	26,221,104	30,629,608	35,326,281
Net income (loss) per ordinary share
— Basic	6.15	(2.36)	(16.02)
— Diluted	5.89	(2.36)	(16.02)

The potentially dilutive securities that have not been included in the calculation of diluted net income (loss) per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
Convertible note and warrant	6,980,769	6,980,769	4,207,587

The potentially adjustment for diluted stock options was not included in the calculation of diluted net income (loss) per share in the periods presented where their inclusion would be anti-dilutive. For the year ended December 31, 2021, as the Company was in a loss position, the effect of redemption stock option was anti-dilutive and excluded from the calculation of diluted net income (loss) per share.

24. Segment information

The following table summarizes the Group’s long-lived assets (including property and equipment, net, goodwill, operating lease right-of-use assets and other non-current assets) from the following geographic areas:

	As of December 31,
	2020	2021
	RMB	RMB
PRC, excluding Hong Kong	181,075	67,184
Hong Kong	5,526	2,458
Others	3,988	1,799
Total long-lived assets	190,589	71,441

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25. Related Party Transactions

(a)	Amount due from related parties

During the year ended December 31, 2018, the Group paid RMB2,100 on behalf of Guangyao, a related party that is under the control Mr.Richard Rixue Li,the Group’s chairman and the chief executive officer, which was repaid during the year ended December 31, 2019.

(b)	Amount due to related parties

During the year ended December 31, 2015, the Group borrowed RMB18,000 from Mr. Richard Rixue Li, the Group’s chairman and the chief executive officer to fund working capital, among which RMB313, RMB426 and RMB62, were repaid during the years ended December 31, 2019, 2020 and 2021, respectively. The Group has an amount due to Mr. Richard Rixue Li for RMB62 and nil as of December 31, 2020 and 2021, respectively. The amounts were unsecured, non-interest bearing and have no defined repayment term.

During the year ended December 31, 2018, the Group borrowed RMB4,480 from Mr. Rimei Li, CEO of the Group’s subsidiary, to fund working capital, RMB4,069 and RMB411 were repaid during the years ended December 31, 2018 and 2019, respectively.

26. Commitments and Contingencies

The Company leases offices, offline experience centers, customer service centers and logistics centers for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year are included in Note 15.

During the years ended December 31, 2020 and 2021, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The legal proceedings have led to the restriction of a portion of shares of the subsidiaries. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters that already existed at the date of the balance sheet, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

27. Subsequent Events

As disclosed in Note 13, the Company’s US$175,000 Original Note matured on August 8, 2021 without any redemption, repurchase or conversion.

On March 4, 2022, the Company and Great World entered into a refinancing agreement. Pursuant to the refinancing agreement, the Company and Great World have agreed to refinance the Original Note. On April 19, 2022, the Company issued the New Note to Great World to replace the Original Note. Also on April 19, 2022, each of the Company’s subsidiaries signed a guarantee agreement and a subordination agreement to secure the Company’s obligations under the New Note.

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. Parent Company Only Condensed Financial Information

The following condensed parent company financial information of Secoo Holding Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

The parent company records its investment in its subsidiaries, the VIEs and their subsidiaries under the equity method of accounting as prescribed in ASC323, Investments - Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries”, and their respective income as “Share of income from subsidiaries” on the condensed statements of comprehensive income (loss).

As of December 31, 2021, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Secoo Holding Limited, except for those which have been separately disclosed in the consolidated financial statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2020	2021
	RMB	RMB
Assets
Current assets
Cash	759	22
Prepayments and other current assets	3,524	5,137
Total current assets	4,283	5,159

Non-current assets
Investments in subsidiaries	3,532,139	3,112,217
Investment in equity investees	40,633	15,939
Other non-current assets	1,373	528
Total non-current assets	3,574,145	3,128,684
Total assets	3,578,428	3,133,843

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	21,472	4,461
Income tax payable	743	744
Total current liabilities	22,215	5,205

Non-current liabilities
Long-term borrowings	1,128,004	1,348,046
Long-term liabilities	109,493	—
Total non-current liabilities	1,237,497	1,348,046
Total liabilities	1,259,712	1,353,251

Shareholders’ Equity

Class A ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 29,272,306 shares issued and 28,754,852 shares outstanding as of December 31, 2020 and 2021)	198	198
Class B ordinary shares (US$0.001 par value, 150,000,000 shares authorized including Class A shares and Class B shares, 6,571,429 shares issued and outstanding as of December 31, 2020 and 2021; each Class B ordinary shares is convertible into one Class A ordinary share)	41	41
Treasury shares (517,454 Class A ordinary shares as of December 31, 2020 and 2021, at cost)	(71,018)	(71,018)
Additional paid-in capital	3,560,008	3,558,821
Accumulated losses	(1,206,436)	(1,772,189)
Other comprehensive income	35,923	64,739
Total shareholders’ equity	2,318,716	1,780,592

Total liabilities and shareholders’ equity	3,578,428	3,133,843

SECOO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. Parent Company Only Condensed Financial Information (Continued)

(b)	Condensed Statements of comprehensive income (loss)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating expenses	(8,010)	(10,140)	(35,522)

Loss from operations	(8,010)	(10,140)	(35,522)

Other income (expenses):
Interest income	18,154	90,197	46,382
Interest expenses	(111,033)	(117,149)	(131,694)
Change in fair value of financial instruments	23,226	—	—
Others	1,737	1,314	1,233
Share of income (loss) from subsidiaries	230,349	(34,064)	(445,408)
Income (loss) before income tax	154,423	(69,842)	(565,009)
Income tax expenses	—	(2,522)	(744)
Net income (loss)	154,423	(72,364)	(565,753)
Net income (loss) attributable to ordinary shareholders of Secoo Holding Limited	154,423	(72,364)	(565,753)

Other comprehensive (loss) income
Foreign currency translation adjustments	(20,127)	62,423	28,816

Total other comprehensive (loss) income, net of tax	(20,127)	62,423	28,816

Comprehensive income (loss)	134,296	(9,941)	(536,937)

(c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash used in operating activities	(44,418)	(57,727)	(728)
Net cash used in investing activities	(118,794)	(625,722)	—
Net cash provided by financing activities	—	703,774	—
Effect of exchange rate changes on cash	775	(19,658)	(9)
Net (decrease) increase in cash	(162,437)	667	(737)
Cash at the beginning of the year	162,529	92	759
Cash at the end of the year	92	759	22